                                                   Registration Nos. 333-129552
                                                                      811-08561

    As filed With the Securities and Exchange Commission on March 30, 2006

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [X]

Pre-effective Amendment No.  [ 1 ]

Post-Effective Amendment No. [  ]

                                    and/or

REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940                                  [X]

   Amendment No.        [61]

         AMERICAN GENERAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT VL-R
                          (Exact Name of Registrant)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             2727-A Allen Parkway
                           Houston, Texas 77019-2191
        (Address of Depositor's Principal Executive Offices) (Zip Code)

                                (713) 831-8470
              (Depositor's Telephone Number, including Area Code)

                        AMERICAN HOME ASSURANCE COMPANY
                              (Name of Guarantor)

                                70 Pine Street
                           New York, New York 10270
        (Address of Guarantor's Principal Executive Offices)(Zip Code)

                                 212/770-7000
              (Guarantor's Telephone Number, including Area Code)

                             Lauren W. Jones, Esq.
                            Deputy General Counsel
                     American General Life Companies, LLC
                              2929 Allen Parkway
                           Houston, Texas 77019-2191
(Name and Address of Agent for Service for Depositor, Registrant and Guarantor)

Securities Being Offered: Flexible Premium Variable Universal Life Insurance
  Policies.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective (check appropriate box)

   [ ] immediately upon filing pursuant to paragraph (b)

   [X] on March 31, 2006 pursuant to paragraph (b)

   [ ] 60 days after filing pursuant to paragraph (a)(1)

   [ ] on (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

    [ ]This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                     SEPARATE ACCOUNT VL-R ("REGISTRANT")
                           PLATINUM INVESTOR(R) VIP
          FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                        SUPPLEMENT DATED MARCH 31, 2006
                      TO PROSPECTUS DATED MARCH 31, 2006

Effective March 31, 2006, American General Life Insurance Company ("Depositor") is amending the prospectus for the sole purpose of updating the "Legal Proceedings" section.

 The following is added to the "Legal Proceedings" section of the prospectus:

   On February 9, 2006, American International Group, Inc. ("AIG"), the parent company and an affiliated person of the Depositor, the Registrant and its principal underwriter, American General Equity Services Corporation ("AGESC"), and the Guarantor, announced that it had consented to the settlement of an injunctive action instituted by the Securities and Exchange Commission ("SEC"). In its complaint, the SEC alleged that AIG violated Section 17(a) of the Securities Act of 1933, as amended, Sections 10(b), 13(a), 13(b)(2) and 13(b)(5) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5, 12b-20, 13a-1 and 13b2-1 promulgated thereunder, in connection with AIG's accounting and public reporting practices. The conduct described in the complaint did not involve any conduct of AIG or its subsidiaries related to their investment advisory or distribution activities with respect to the variable product in which you are invested.

   AIG, without admitting or denying the allegations in the complaint (except as to jurisdiction), consented to the entry of an injunction against further violations of the statutes referred to above. Absent exemptive relief granted by the SEC, the entry of such an injunction would prohibit AIG and its affiliated persons from, among other things, serving as an investment adviser of any registered investment management company or principal underwriter for any registered open-end investment company pursuant to Section 9(a) of the Investment Company Act of 1940, as amended ("1940 Act"). Certain affiliated persons of AIG, including Depositor, Registrant and AGESC, received a temporary order from the SEC pursuant to Section 9(c) of the 1940 Act with respect to the entry of the injunction, granting exemptive relief from the provisions of
Section 9(a) of the 1940 Act. The temporary order permits AIG and its affiliated persons, including AIG's investment management subsidiaries, to serve as investment adviser, sub-adviser, principal underwriter or sponsor of variable products. It is expected that a permanent exemptive order will be granted, although there is no assurance the SEC will issue the order.

   Additionally, AIG reached a resolution of claims and matters under investigation with the United State Department of Justice ("DOJ"), the Attorney General of the State of New York ("NYAG") and the New York State Department of Insurance ("DOI"), regarding accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments.

   As a result of the settlements with the SEC, the DOJ, the NYAG and the DOI, AIG will make payments totaling approximately $1.64 billion. In addition, as part of its settlements, AIG has agreed to retain for a period of three years an Independent Consultant who will conduct a review that will include the adequacy of AIG's internal controls over financial reporting and the remediation plan that AIG has implemented as a result of its own internal review.

   Subject to the receipt of permanent relief, Depositor, Registrant and AGESC believe that the settlements are not likely to have a material adverse effect on their ability to perform services relating to their variable products.

PLATINUM INVESTOR(R) VIP

FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES (the "Policies") issued by

American General Life Insurance Company ("AGL") through its Separate
Account VL-R

                           This Prospectus is dated
                                March 31, 2006

This prospectus describes Platinum Investor VIP flexible premium variable universal life insurance Policies issued by AGL. If there are any differences between this prospectus and your Policy, the provisions of your Policy will control. Platinum Investor VIP Policies provide life insurance coverage with flexibility in death benefits, premium payments and investment options. During the lifetime of the insured person you may designate or change the beneficiary to whom Platinum Investor VIP pays the death benefit upon the insured person's death. You choose one of three death benefit options. We guarantee a death benefit if the monthly guarantee premium is paid and your Policy has not lapsed.

For information on how to contact AGL, please see "Contact Information" on page 5.

The Index of Special Words and Phrases on page 69 will refer you to pages that contain more about many of the words and phrases that we use. All of the words and phrases listed in the Index will be underlined and written in bold the first time they appear in this prospectus.

This prospectus generally describes only the variable portions of the Policy, except where the fixed account is specifically mentioned. Please read this prospectus carefully and keep it for future reference.

The AGL declared fixed interest account ("Fixed Account") is the fixed investment option for these Policies. You can also use AGL's Separate Account VL-R ("Separate Account") to invest in the Platinum Investor VIP variable investment options. Currently, the Platinum Investor VIP variable investment options each purchase shares of a corresponding Fund of:

..  AIM Variable Insurance Funds ("AIM V.I.")

..  The Alger American Fund ("Alger American")

..  American Century Variable Portfolios, Inc. ("American Century VP")

..  Credit Suisse Trust ("Credit Suisse Trust")

..  Fidelity(R) Variable Insurance Products ("Fidelity(R) VIP")

..  Franklin Templeton Variable Insurance Products Trust ("Franklin Templeton
   VIP")

..  Janus Aspen Series ("Janus Aspen")

..  J.P. Morgan Series Trust II ("JPMorgan ST II")

..  MFS(R) Variable Insurance Trust(SM) ("MFS(R) VIT")

..  Neuberger Berman Advisers Management Trust ("Neuberger Berman AMT")

..  Oppenheimer Variable Account Funds ("Oppenheimer")

..  PIMCO Variable Insurance Trust ("PIMCO VIT")

..  Pioneer Variable Contracts Trust ("Pioneer")

..  Putnam Variable Trust ("Putnam VT")

..  SunAmerica Series Trust ("SunAmerica ST")

..  VALIC Company I ("VALIC Co. I")

..  Van Kampen Life Investment Trust ("Van Kampen LIT")

..  Vanguard(R) Variable Insurance Fund ("Vanguard VIF")

See "Variable Investment Options" on page 21 for a complete list of the variable investment options and the respective advisers and sub-advisers of the corresponding Funds. You should also read the prospectuses of the Funds underlying the variable investment options that may interest you. You can request free copies from your AGL representative or from our Administrative Center shown under "Contact Information" on page 5.

There is no guaranteed cash surrender value for amounts allocated to the variable investment options.

If the cash surrender value (the cash value reduced by any loan balance) is insufficient to cover the charges due under the Policy, the Policy may terminate without value.

Buying this Policy might not be a good way of replacing your existing insurance or adding more insurance if you already own a flexible premium variable life insurance Policy. You may wish to consult with your insurance representative or financial adviser.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Policies are not insured by the FDIC, The Federal Reserve Board or any similar agency. They are not a deposit or other obligation of, nor are they guaranteed or endorsed by, any bank or depository institution. An investment in a variable universal life insurance policy is subject to investment risks, including possible loss of principal invested.

The Policies are not available in all states. This prospectus does not offer the Policies in any jurisdiction where they cannot be lawfully sold. You should rely only on the information contained in this prospectus, or on sales materials we have approved or that we have referred you to. We have not authorized anyone to provide you with information that is different.

                               TABLE OF CONTENTS



POLICY BENEFITS/RISKS SUMMARY..............................................  6
POLICY BENEFITS............................................................  6
   Your Specified Amount...................................................  6
   Death Benefit...........................................................  6
       Death Benefit Proceeds..............................................  6
       Death Benefit Option 1, Option 2 and Option 3.......................  6
          Death Benefit Option 1...........................................  6
          Death Benefit Option 2...........................................  7
          Death Benefit Option 3...........................................  7
   Full Surrenders, Partial Surrenders, Transfers, and Policy Loans........  7
       Full Surrenders.....................................................  7
       Partial Surrenders..................................................  7
       Transfers...........................................................  7
       Policy Loans........................................................  7
   Premiums................................................................  7
       Flexibility of Premiums.............................................  7
       Free Look...........................................................  8
   The Policy..............................................................  8
       Ownership Rights....................................................  8
       Separate Account....................................................  8
       Fixed Account.......................................................  8
       Accumulation Value..................................................  8
       Payment Options.....................................................  8
       Tax Benefits........................................................  8
   Supplemental Benefits and Riders........................................  8
POLICY RISKS...............................................................  9
   Investment Risk.........................................................  9
   Risk of Lapse...........................................................  9
   Tax Risks...............................................................  9
   Partial Surrender and Full Surrender Risks..............................  9
   Policy Loan Risks....................................................... 10
PORTFOLIO RISKS............................................................ 10
TABLES OF CHARGES.......................................................... 11
GENERAL INFORMATION........................................................ 18
   American General Life Insurance Company................................. 18
   Separate Account VL-R................................................... 18
   Guarantee of Insurance Obligations...................................... 18
   Additional Information.................................................. 19
   Communication with AGL.................................................. 19
       Administrative Center............................................... 19
       E-Delivery, E-Service, telephone transactions and written
         transactions...................................................... 19
          E-Delivery....................................................... 19
          E-Service........................................................ 20
          Telephone transactions and written transactions.................. 20
       Telephone transactions.............................................. 20
   Variable Investment Options............................................. 21
   Voting Privileges....................................................... 23
   Fixed Account........................................................... 24
       Our general account................................................. 24
       How we declare interest............................................. 24
   Illustrations........................................................... 24
POLICY FEATURES............................................................ 25
   Age..................................................................... 25
   Death Benefits.......................................................... 25
       Your specified amount of insurance.................................. 25
       Your death benefit.................................................. 25

       Required minimum death benefit...................................... 26
       Base coverage and supplemental coverage............................. 28
   Premium Payments........................................................ 29
       Premium payments.................................................... 29
       Limits on premium payments.......................................... 29
       Checks.............................................................. 29
       Planned periodic premiums........................................... 29
       Guarantee period benefit............................................ 30
       Free look period.................................................... 30
   Changing Your Investment Option Allocations............................. 31
       Future premium payments............................................. 31
       Transfers of existing accumulation value............................ 31
       Dollar cost averaging............................................... 31
       Automatic rebalancing............................................... 31
       Market timing....................................................... 32
       Fund-rejected transfers............................................. 33
   Changing the Specified Amount of Insurance.............................. 33
       Increase in coverage................................................ 33
       Decrease in coverage................................................ 33
   Changing Death Benefit Options.......................................... 34
       Change of death benefit option...................................... 34
       Tax consequences of changes in insurance coverage................... 35
       Effect of changes in insurance coverage on guarantee period benefit........................................................... 35
   No Tobacco Use Incentive................................................ 35
   Account Value Enhancement............................................... 36
   Effective Date of Policy and Related Transactions....................... 36
       Valuation dates, times, and periods................................. 36
       Fund pricing........................................................ 37
       Date of receipt..................................................... 37
       Commencement of insurance coverage.................................. 37
       Date of issue; Policy months and years.............................. 37
       Monthly deduction days.............................................. 37
       Commencement of investment performance.............................. 37
       Effective date of other premium payments and requests that you make.......................................................... 38
   Reports to Policy Owners................................................ 38
ADDITIONAL BENEFIT RIDERS.................................................. 38
   Riders.................................................................. 38
       Accidental Death Benefit Rider...................................... 39
       Children's Insurance Benefit Rider.................................. 39
       Maturity Extension Rider............................................ 39
       Spouse Term Rider................................................... 40
       Terminal Illness Rider.............................................. 40
       Waiver of Monthly Deduction Rider................................... 40
       Monthly Guarantee Premium Rider for First 20 Years.................. 41
       Monthly Guarantee Premium Rider to Age 100.......................... 42
       Guaranteed Minimum Withdrawal Benefit Rider......................... 44
          Requirements to purchase the rider............................... 44
          Eligibility period............................................... 44
          Withdrawal period................................................ 45
          Guaranteed Benefit Balance....................................... 45
          Maximum guaranteed annual withdrawal............................. 45
          Guaranteed Benefit Balance and maximum annual withdrawal
            amount calculations during the withdrawal period............... 46
          Policy surrender or maturity..................................... 46
          Policy lapse..................................................... 46
          Rider charge..................................................... 47
          Death benefit.................................................... 47
          Investment option restrictions................................... 47
          Monthly guarantee period benefit................................. 48

           Reinstatement................................................... 49
           Termination..................................................... 49
    Tax Consequences of Additional Rider Benefits.......................... 50
 POLICY TRANSACTIONS....................................................... 50
    E-Delivery, E-Service, Telephone Transactions and Written Transactions. 50
    Withdrawing Policy Investments......................................... 50
        Full surrender..................................................... 50
        Partial surrender.................................................. 50
        Exchange of Policy in certain states............................... 51
        Policy loans....................................................... 51
        Preferred loan interest rate....................................... 51
        Maturity of your Policy............................................ 52
        Tax considerations................................................. 52
 POLICY PAYMENTS........................................................... 52
    Payment Options........................................................ 52
        Change of payment option........................................... 53
        Tax impact......................................................... 53
    The Beneficiary........................................................ 53
    Assignment of a Policy................................................. 53
    Payment of Proceeds.................................................... 53
        General............................................................ 53
        Delay of Fixed Account proceeds.................................... 53
        Delay for check clearance.......................................... 53
        Delay of Separate Account VL-R proceeds............................ 54
        Delay to challenge coverage........................................ 54
        Delay required under applicable law................................ 54
 ADDITIONAL RIGHTS THAT WE HAVE............................................ 54
        Underwriting and premium classes................................... 55
        Policies purchased through "internal rollovers".................... 55
        State law requirements............................................. 56
        Variations in expenses or risks.................................... 56
 CHARGES UNDER THE POLICY.................................................. 56
        Statutory premium tax charge....................................... 56
        Tax charge back.................................................... 56
        Premium expense charge............................................. 56
        Daily charge (mortality and expense risk fee)...................... 56
        Flat monthly charge................................................ 57
        Monthly charge per $1,000 of base coverage......................... 57
        Monthly insurance charge........................................... 57
        Monthly charges for additional benefit riders...................... 58
        Surrender charge................................................... 58
        Partial surrender processing fee................................... 59
        Transfer fee....................................................... 59
        Illustrations...................................................... 59
        Policy loans....................................................... 59
        Charge for taxes................................................... 59
        Allocation of charges.............................................. 59
    More About Policy Charges.............................................. 60
        Purpose of our charges............................................. 60
        General............................................................ 60
 ACCUMULATION VALUE........................................................ 60
        Your accumulation value............................................ 60
        Your investment options............................................ 60
 POLICY LAPSE AND REINSTATEMENT............................................ 61
 FEDERAL TAX CONSIDERATIONS................................................ 61
    Tax Effects............................................................ 62
        General............................................................ 62
        Testing for modified endowment contract status..................... 62
        Other effects of Policy changes.................................... 63

        Rider benefits..................................................... 63
        Taxation of pre-death distributions if your Policy is not a modified endowment contract...................................... 63
        Taxation of pre-death distributions if your Policy is a
          modified endowment contract...................................... 64
        Policy lapses and reinstatements................................... 65
        Diversification and investor control............................... 65
        Estate and generation skipping taxes............................... 65
        Life insurance in split dollar arrangements........................ 66
        Pension and profit-sharing plans................................... 66
        Other employee benefit programs.................................... 67
        ERISA.............................................................. 67
        Our taxes.......................................................... 67
        When we withhold income taxes...................................... 67
        Tax changes........................................................ 67
 LEGAL PROCEEDINGS......................................................... 68
 FINANCIAL STATEMENTS...................................................... 68
 INDEX OF SPECIAL WORDS AND PHRASES........................................ 69



                              CONTACT INFORMATION

Addresses and telephone numbers: Here is how you can contact us about the Platinum Investor VIP Policies.




              ADMINISTRATIVE CENTER:                      HOME OFFICE:             PREMIUM PAYMENTS:
--------------------------------------------------- ------------------------- ---------------------------
(Express Delivery)        (U.S. Mail)               2727-A Allen Parkway      (Express Delivery)
VUL Administration        VUL Administration        Houston, Texas 77019-2191 Payment Processing Center
2727-A Allen Parkway      P. O. Box 4880            1-713-831-3443            #1 Franklin Square
Houston, Texas 77019-2191 Houston, Texas 77210-4880 1-800-340-2765            Springfield, IL 62713-0001
1-713-831-3443,                                                               (U.S. Mail)
1-800-340-2765                                                                Payment Processing Center
(Hearing Impaired)                                                            P.O. Box 0842
1-888-436-5258                                                                Carol Stream, IL 60132-0842
Fax: 1-713-620-6653
(Except premium payments)



                              ELECTRONIC SERVICES

Now, with E-DELIVERY you can electronically receive certain documents we currently mail, including annual Policy and Fund prospectuses. You can choose E-mail or CD ROM. You can also choose E-SERVICE capabilities to access on-line services for your Policy, such as transferring values among investment options and changing allocations for future premiums. You may select or cancel E-DELIVERY and E-SERVICE at any time. For more information, see page 19 of this prospectus. To request E-DELIVERY or E-SERVICE, take the following action:

   . For E-DELIVERY, enroll at the time you complete your Policy application, or go to www.aigag.com and enroll for E-Delivery at the same time you enroll for E-Service.

   . For E-SERVICE, go to www.aigag.com and enroll by completing the information on the introductory page under "Not an E-Service Member?"

                         POLICY BENEFITS/RISKS SUMMARY

   This summary describes the Policy's important benefits and risks. The sections in this prospectus following this summary discuss the Policy's benefits and other provisions in more detail.

                                POLICY BENEFITS

   During the insured person's lifetime, you may, within limits, (1) change the amount of insurance, (2) borrow or withdraw amounts you have invested,
(3) choose when and how much you invest, (4) choose whether your accumulation value or amount of premiums under your Policy, upon the insured person's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary, and (5) add or delete certain other optional benefits that we make available by rider to your Policy. At the time of purchase, you can decide whether your Policy will be subject to certain tax rules that maximize the cash value or rules that maximize the insurance coverage.

   You may currently allocate your accumulation value among the 44 variable investment options available under the Policy, each of which invests in an underlying Fund (each available portfolio is referred to in this prospectus as a "Fund," and collectively, the "Funds"), and the Fixed Account, which credits a specified rate of interest.

   Your accumulation value will vary based on the investment performance of the variable investment options you choose and interest credited to the Fixed Account.

Your Specified Amount

   In your application to buy a Platinum Investor VIP Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance. The Policy is available for specified amounts of $50,000 or more. The specified amount consists of what we refer to as "base coverage" plus any "supplemental coverage" you select. You decide how much base coverage and supplemental coverage you want. Base coverage must be at least 10% of the specified amount. We pay compensation to your insurance agent's broker-dealer for the sale of both base and supplemental coverages. We pay a different level of compensation based on the amounts of base and supplemental coverages you select. See "Base coverage and supplemental coverage" on page 28.

Death Benefit

.. Death Benefit Proceeds: We pay the death benefit proceeds (reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged) to the beneficiary when the insured person dies. In your application to buy a Platinum Investor VIP Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance. We will increase the death benefit by any additional specified amount under a benefit rider. Platinum Investor VIP is available for specified amounts of $50,000 or more. We also provide a guarantee of a death benefit, contingent upon payment of the required premiums, equal to the specified amount (less any indebtedness) and any benefit riders for a specified period. This guarantee is not applicable if your Policy has lapsed.

..  Death Benefit Option 1, Option 2 and Option 3:

   You can choose death benefit Option 1 or Option 2 at the time of your application or at any later time before the death of the insured person. You can choose death benefit Option 3 only at the time of your application. You must choose one of the three Options when you apply for your Policy.

   . Death Benefit Option 1 is the specified amount on the date of the insured person's death.

   . Death Benefit Option 2 is the sum of (a) the specified amount on the date of the insured person's death and (b) the Policy's accumulation value as of the date of death.

   . Death Benefit Option 3 is the sum of (a) the death benefit we would pay under Option 1 and (b) the cumulative amount of premiums you paid for the Policy and any riders. The death benefit payable will be reduced by any amounts waived under the Waiver of Monthly Deduction Rider. Additional premiums you pay for the Policy and any riders following a partial surrender are not considered part of the "cumulative amount of premiums you paid" until the total value of the premiums paid is equivalent to or greater than the amount surrendered.

   Federal tax law may require us to increase payment under any of the above death benefit Options. See "Required minimum death benefit" on page 26.

Full Surrenders, Partial Surrenders, Transfers, and Policy Loans

.. Full Surrenders: At any time while the Policy is in force, you may surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest, and less any surrender charge that then applies. We call this amount your "cash surrender value." You cannot reinstate a surrendered Policy. A full surrender may have adverse tax consequences.

.. Partial Surrenders: You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We do not allow partial surrenders that would reduce the death benefit below $50,000. Partial surrenders are also subject to any surrender charge that then applies. A partial surrender may have adverse tax consequences.

.. Transfers: Within certain limits, you may make transfers among the variable investment options and the Fixed Account. You may make up to twelve transfers of accumulation value among the variable investment options in each Policy year without charge. We will assess a $25 charge for each transfer after the 12th transfer in a Policy year. There are special limits on transfers involving the Fixed Account.

.. Policy Loans: You may take a loan from your Policy at any time. The maximum loan amount you may take is equal to your Policy's cash surrender value less the loan interest that will be payable on your loan to your next Policy anniversary. The minimum loan you may take is $500 or, if less, an amount equal to your Policy's cash surrender value less the loan interest payable through your next Policy anniversary. We charge you interest on your loan at an annual effective rate of 4.75%. We credit interest on loaned amounts; we guarantee an annual effective interest rate of 4.00%. After the tenth Policy year, you may take a preferred loan from your Policy. You may increase your risk of lapse if you take a loan. Loans may have adverse tax consequences.

Premiums

.. Flexibility of Premiums: After you pay the initial premium, you can pay premiums at any time (prior to the Policy's maturity) and in any amount (but not less than $50 each payment and a total of $600 each year). You can select a premium payment plan to pay "planned periodic premiums" monthly, quarterly, semiannually, or annually. You are not required to pay premiums according to the plan. After payment of your initial premium, you need only invest enough to ensure your Policy's cash surrender value stays above zero or that either of the "guarantee period benefit" riders (described under "Guarantee period benefit" on page 30) remains in effect. You may also choose to have premiums automatically deducted monthly from your bank account or other source under our automatic payment plan. Under certain circumstances, we may limit the amount of a premium payment or reject a premium payment.

.. Free Look: When you receive your Policy, the free look period begins. You may return your Policy during this period and receive a refund. We will refund the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted prior to allocation to your specified investment options. The free look period generally expires 10 days after you receive the Policy.

The Policy

.. Ownership Rights: While the insured person is living, you, as the owner of the Policy, may exercise all of the rights and options described in the Policy. These rights include selecting and changing the beneficiary, changing the owner, and assigning the Policy.

.. Separate Account: You may direct the money in your Policy to any of the variable investment options of the Separate Account. Each variable investment option invests exclusively in one of the Funds listed in this prospectus.

.. Fixed Account: You may place amounts in the Fixed Account where it earns interest at the rate of 3% or more annually. We may declare higher rates of interest, but are not obligated to do so.

.. Accumulation Value: Your accumulation value is the sum of your amounts in the variable investment options and the Fixed Account. Accumulation value varies from day to day, depending on the investment performance of the variable investment options you choose, interest we credit to the Fixed Account, charges we deduct, and any other transactions (e.g., transfers, partial surrenders and loans).

.. Payment Options: There are several ways of receiving proceeds under the death benefit, surrender, and maturity provisions of the Policy, other than in a lump sum. More detailed information concerning these payment options is available on request from our Administrative Center shown under "Contact Information" on page 5.

.. Tax Benefits: The Policy is designed to afford the tax treatment normally accorded life insurance contracts under federal tax law. Generally, under federal tax law, the death benefit under a qualifying life insurance policy is excludable from the gross income of the beneficiary. This means that under a qualifying life insurance policy, cash value builds up on a tax deferred basis and transfers of cash value among the available investment options under the policy may be made tax free. Under a qualifying life insurance policy that is not a modified endowment contract ("MEC"), the proceeds from Policy loans would not be taxed. If the Policy is not a MEC, distributions after the 15th Policy year generally will be treated first as a return of basis or investment in the Policy and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

Supplemental Benefits and Riders

   We offer several riders that provide supplemental benefits under the Policy, such as the Accidental Death Benefit Rider, which provides an additional death benefit payable if the insured person dies from bodily injury that results from an accident. For most of the riders that you choose, a charge, which is shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction date. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. Not all riders are available in all states.

                                 POLICY RISKS

Investment Risk

   The Policy is not suitable as a short-term investment. We designed the Policy to meet long-term financial goals. In the Policy's early years, if the total charges exceed total premiums paid or if your investment choices perform poorly, your Policy may not have any cash surrender value. The surrender charge is large enough in the Policy's early years so that if you fully surrender your Policy you may receive no cash surrender value. If you take multiple partial surrenders, your accumulation value may not cover required charges and your Policy would lapse.

   If you invest your accumulation value in one or more variable investment options, then you will be subject to the risk that investment performance will be unfavorable. You will also be subject to the risk that the accumulation value will decrease because of the unfavorable performance and the resulting higher insurance charges. You could lose everything you invest. You will also be subject to the risk that the investment performance of the variable investment options you choose may be less favorable than that of other variable investment options, and in order to keep the Policy in force may be required to pay more premiums than originally planned. We do not guarantee a minimum accumulation value.

   If you allocate net premiums to the Fixed Account, then we credit your accumulation value (in the Fixed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3%.

Risk of Lapse

   If your cash surrender value is not enough to pay the charges deducted against your accumulation value each month, your Policy may enter a 61-day grace period. We will notify you that the Policy will lapse (terminate without value) at the end of the grace period unless you make a sufficient payment. Your Policy may also lapse if outstanding Policy loans plus any accrued interest payable exceeds the cash surrender value. While either of the guarantee period benefit riders or the guaranteed minimum withdrawal benefit rider is applicable to your Policy, if you pay the monthly guarantee premiums your Policy will not lapse and we will provide a death benefit depending on the death benefit Option you chose.

Tax Risks

   We anticipate that the Policy should generally be deemed a life insurance contract under federal tax law. However, due to limited guidance under the federal tax law, there is some uncertainty about the application of the federal tax law to the Policy, particularly if you pay the full amount of premiums permitted under the Policy. Please consult a tax adviser about these consequences.

   Depending on the total amount of premiums you pay, the Policy may be treated as a MEC under federal tax laws. If a Policy is treated as a MEC, then surrenders, partial surrenders, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 59 1/2.

   See "Federal Tax Considerations" on page 61. You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

Partial Surrender and Full Surrender Risks

   The surrender charge under the Policy applies for the first 10 Policy years (and for a maximum of the first 10 Policy years after any requested increase in the Policy's specified amount) in the event you surrender the Policy or decrease the specified amount. The surrender charge may be considerable. Any outstanding loan balance reduces the amount available to you upon a partial or full surrender. It is possible that you will receive no cash surrender value if you surrender your Policy in the first few Policy years. Under Death Benefit Option 3, partial surrenders reduce the Policy's death benefit until the total value of the premiums you pay after the partial surrender is equivalent to or greater than the amount surrendered. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the accumulation value in the near future. We designed the Policy to meet long-term financial goals.

   A partial surrender or full surrender may have adverse tax consequences.

Policy Loan Risks

   A Policy loan, whether or not repaid, will affect accumulation value over time because we subtract the amount of the loan and any accrued interest from the variable investment options and/or Fixed Account as collateral, and this loan collateral does not participate in the investment performance of the variable investment options or receive any excess interest credited to the Fixed Account.

   We reduce the amount we pay on the insured person's death by the amount of any Policy loan and any accrued interest. Your Policy may lapse (terminate without value) if outstanding Policy loans plus any accrued interest payable reduce the cash surrender value to zero.

   If you surrender the Policy or allow it to lapse while a Policy loan remains outstanding, the amount of the loan, to the extent it has not been previously taxed, is treated as a distribution from the Policy and may be subject to federal income taxation.

                                PORTFOLIO RISKS

   A discussion of the risks of each Fund may be found in its prospectus. Please refer to the Funds' prospectuses for more information. You may request a copy of any or all of the Fund prospectuses by contacting your AGL representative or the Administrative Center shown under "Contact Information" on page 5.

   There is no assurance that any of the Funds will achieve its stated investment objective.

                               TABLES OF CHARGES

   The following tables describe the fees and expenses that are payable, when buying, owning and surrendering a Policy. No Policy owner will be charged more than the amount we show under the "Maximum Guaranteed Charge" columns.

   The first table describes the fees and expenses that are payable at the time that you (1) buy a Policy, (2) change a Policy's specified amount, (3) surrender a Policy during the first 10 Policy years and the first 10 Policy years following an increase in the Policy's specified amount, or (4) transfer accumulation value between investment options.

                               Transaction Fees



Charge                    When Charge is Deducted      Maximum Guaranteed Charge      Current Charge
------                    ---------------------------- ------------------------------ ----------------------------
Statutory Premium Tax     Upon receipt of each premium 3.5%/1/ of each                3.5%/1/ of each premium
Charge                    payment                      premium payment                payment (tax charge back if
                                                       (tax charge back if            you purchase the Policy in
                                                       you purchase the               Oregon)/2/
                                                       Policy in Oregon)/2/

Statutory Premium Expense Upon receipt of each premium 7.5% of the premium            5% of the premium payment
Charge                    payment                      payment remaining              remaining after deduction of
                                                       after deduction of the premium the premium tax charge
                                                       tax charge

--------

/1/ Statutory premium tax rates vary by state. For example, the highest premium tax rate, 3.5%, is in the state of Nevada, while the lowest premium tax rate, 0.5%, is in the state of Illinois. Certain local jurisdictions may assess additional premium taxes.

/2/ Instead of a premium tax charge, we assess a tax charge back of 2% of each premium payment for Policy owners residing in Oregon. See "Tax charge back" on page 56.

                               Transaction Fees



Charge                           When Charge is Deducted           Maximum Guaranteed Charge       Current Charge
------                           --------------------------------- ------------------------------- -------------------------
Surrender Charge

Maximum Charge - for the first   Upon a partial surrender or a     $49 per $1,000 of base          $49 per $1,000 of base
Policy year - for a 60 year old  full surrender of your Policy     coverage                        coverage
male, with a Specified Amount    during the first 10 Policy years
of $360,000, of which $360,000   and during the first 10 Policy
is base coverage/1/              years following an increase in
                                 the Policy's base coverage/1/

Minimum Charge - for the first   Upon a partial surrender or a     $3 per $1,000 of base           $3 per $1,000 of base
Policy year - for a 6 year old   full surrender of your Policy     coverage                        coverage
female, with a Specified Amount  during the first 10 Policy years of $360,000, of which $36,000 is and during the first 10 Policy
base coverage/1/                 years following an increase in
                                 the Policy's base coverage/1/

Example Charge - for the first   Upon a partial surrender or a     $16 per $1,000 of base          $16 per $1,000 of base
Policy year - for a 38 year old  full surrender of your Policy     coverage                        coverage
male, with a Specified Amount    during the first 10 Policy years
of $360,000, of which $306,000   and during the first 10 Policy
is base coverage/1/              years following an increase in
                                 the Policy's base coverage/1/

Terminal Illness Rider           At time of claim                  $250 plus interest              $150 plus interest
Administrative Fee

Partial Surrender Processing Fee Upon a partial surrender of       The lesser of $25 or 2% of the  $10
                                 your Policy                       amount of the partial surrender

Transfer Fee                     Upon a transfer of                $25 for each transfer/2/        $25 for each transfer/2/
                                 accumulation value

Policy Loan Interest Charge      Annually (in advance, on your     4.75% of the loan balance       4.54% of the loan balance
                                 Policy anniversary)

Policy Owner Additional          Upon each request for a Policy    $25                             $0
Illustration Charge              illustration after the first in a
                                 Policy year

--------

/1/ The Surrender Charge will vary based on the insured person's sex, age, Policy year and base coverage. The surrender charge attributable to an increase in the Policy's base coverage applies only to the increase in base coverage. See "Base coverage and supplemental coverage" on page 28. The Surrender Charges shown in the table may not be typical of the charges you will pay. Pages 28 and 29 of your Policy will indicate the maximum guaranteed Surrender Charges applicable to your Policy. More detailed information concerning your Surrender Charge is available free of charge on request from our Administrative Center shown under "Contact Information" on page 5 of this prospectus.

/2/  The first 12 transfers in a Policy year are free of charge.

   The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund fees and expenses.

                               Periodic Charges
                      (other than Fund fees and expenses)



Charge                             When Charge is Deducted      Maximum Guaranteed Charge Current Charge
------                             ---------------------------- ------------------------- ------------------------
Flat Monthly Charge                Monthly, at the beginning of $6                        $6
                                   each Policy month

Cost of Insurance Charge/1/

Maximum Charge for the first       Monthly, at the beginning of $83.33 per $1,000 of net  $83.33 per $1,000 of net
Policy year - for a 90 year old    each Policy month            amount at risk/2/         amount at risk
male, standard tobacco, with a
Specified Amount of $50,000

Minimum Charge for the first       Monthly, at the beginning of $0.06 per $1,000 of net   $0.04 per $1,000 of net
Policy year - for a 6 year old     each Policy month            amount at risk            amount at risk
female, juvenile, with a Specified
Amount of $1,000,000

Example Charge for the first       Monthly, at the beginning of $0.22 per $1,000 of net   $0.09 per $1,000 of net
Policy year - for a 38 year old    each Policy month            amount at risk            amount at risk
male, preferred non-tobacco,
with a Specified Amount of
$360,000

--------

/1/ The Cost of Insurance Charge will vary based on the insured person's sex, age, premium class, Policy year and base and supplemental coverage amounts. See "Base coverage and supplemental coverage" on page 28. The Cost of Insurance Charges shown in the table may not be typical of the charges you will pay. Page 26 of your Policy will indicate the maximum guaranteed Cost of Insurance Charge applicable to your Policy. More detailed information concerning your Cost of Insurance Charge is available on request from our Administrative Center shown under "Contact Information" on page 5 of this prospectus. Also see "Illustrations" on page 24 of this prospectus.

/2/ The net amount at risk is the difference between the current death benefit under your Policy and your accumulation value under the Policy.

                               Periodic Charges
                      (other than Fund fees and expenses)



Charge                           When Charge is Deducted         Maximum Guaranteed Charge      Current Charge
------                           ------------------------------- ------------------------------ ------------------------------
Monthly Charge per $1,000 of
base coverage/1/

Maximum Charge - for an 85       Monthly, at the beginning of    $1.61 per $1000 of base        $1.61 per $1000 of base
year old male, standard tobacco, each Policy month. This         coverage                       coverage
with a Specified Amount of       Charge is imposed during the
$360,000, of which $360,000 is   first 5 Policy years and the
base coverage                    first 5 Policy years following
                                 an increase in base coverage/2/

Minimum Charge - for a 1 year    Monthly, at the beginning of    $0.05 per $1000 of base        $0.05 per $1000 of base
old female, juvenile, with a     each Policy month. This         coverage                       coverage
Specified Amount of $360,000,    Charge is imposed during the
of which $36,000 is base         first 5 Policy years and the
coverage                         first 5 Policy years following
                                 an increase in base coverage/2/

Example Charge - for a 38 year   Monthly, at the beginning of    $0.18 per $1000 of base        $0.18 per $1000 of base
old male, preferred non-tobacco, each Policy month. This         coverage                       coverage
with a Specified Amount of       Charge is imposed during the
$360,000, of which $306,000 is   first 5 Policy years and the
base coverage                    first 5 Policy years following
                                 an increase in base coverage/2/

Daily Charge (mortality and      Daily                           annual effective rate of 0.70% annual effective rate of 0.70%
expense risk fee)/3/                                             /4/                            /4/
Policy years 1-10 /4/,/5/

--------

/1/ The Monthly Charge per $1,000 of base coverage will vary based on the amount of base coverage and the insured person's sex, age and premium class. See "Base coverage and supplemental coverage" on page 28. The Monthly Charge per $1,000 of base coverage shown in the table may not be typical of the charges you will pay. Page 3A of your Policy will indicate the initial Monthly Charge per $1,000 of base coverage applicable to your Policy. Your Policy refers to this charge as the "Monthly Expense Charge for the First Five Years." More detailed information covering your Monthly Charge per $1,000 of base coverage is available on request from our Administrative Center, shown under "Contact Information" on page 5 of this prospectus, or your AGL representative. There is no additional charge for any illustrations which may show various amounts of coverage.

/2/ The charge assessed during the first 5 Policy years following an increase in base coverage is only upon the amount of the increase in base coverage.

/3/ Policies issued in Maryland refer to this charge as an "account value charge."

/4/  After the 10/th/ Policy year, the maximum daily charge will be as follows:


         Policy years 11-20............ annual effective rate of 0.35%
         Policy years 21+.............. annual effective rate of 0.15%


   These reductions in the amount of the daily charge are guaranteed.

/5/ All percentages are calculated as a percent of accumulation value invested in the variable investment options.

   The next table describes the fees and expenses that you will pay periodically, if you choose an optional benefit rider during the time that you own the Policy.

                               Periodic Charges
                        (optional benefit riders only)



Optional Benefit Rider           When Charge is Deducted        Maximum Guaranteed Charge    Current Charge
----------------------           ------------------------------ ---------------------------- -------------------------------
Accidental Death Benefit/1/

Maximum Charge - for a 65 year   Monthly, at the beginning of   $0.15 per $1,000 of rider    $0.15 per $1,000 of rider
old                              each Policy month              coverage                     coverage

Minimum Charge - for a 29 year   Monthly, at the beginning of   $0.07 per $1,000 of rider    $0.07 per $1,000 of rider
old                              each Policy month              coverage                     coverage

Example Charge - for a 38 year   Monthly, at the beginning of   $0.09 per $1,000 of rider    $0.09 per $1,000 of rider
old                              each Policy month              coverage                     coverage

Children's Insurance Benefit     Monthly, at the beginning of   $0.48 per $1,000 of rider    $0.48 per $1,000 of rider
                                 each Policy month              coverage                     coverage

Maturity Extension               Monthly, at the beginning of   $10                          $0
Accumulation Value Version       the Policy month which
                                 follows your original maturity
                                 date

Maturity Extension Death
Benefit Version

Initial Charge                   Monthly beginning 9 years      $30 per $1,000 of net amount $5 per $1,000 of net amount at before your original maturity  at risk attributable to the  risk attributable to the Policy
                                 date                           Policy (without any riders)  (without any riders)

Administrative Charge            Monthly, at the beginning of   $10                          $0
                                 the Policy month which
                                 follows your original maturity
                                 date

Spouse Term/2/

Maximum charge - for a 75 year   Monthly at the beginning of    $5.54 per $1,000 of rider    $4.61 per $1,000 of rider
old male, standard tobacco       each Policy month              coverage                     coverage

Minimum charge - for a 15 year   Monthly at the beginning of    $0.07 per $1,000 of rider    $0.01 per $1,000 of rider
old female, standard non-tobacco each Policy month              coverage                     coverage

Example charge - for a 38 year   Monthly at the beginning of    $0.22 per $1,000 of rider    $0.14 per $1,000 of rider
old male, preferred non-tobacco  each Policy month              coverage                     coverage

--------

/1/ The charge for the Accidental Death Benefit Rider will vary based on the insured person's age when the rider is added.

/2/ The charge for the Spouse Term Rider will vary based on the spouse's sex, age and premium class.

                               Periodic Charges
                        (optional benefit riders only)



Optional Benefit Rider         When Charge is Deducted      Maximum Guaranteed Charge      Current Charge
----------------------         ---------------------------- ------------------------------ ------------------------------
Waiver of Monthly Deduction/1/

Maximum Charge - for a 59 year Monthly, at the beginning of $0.40 per $1,000 of net        $0.40 per $1,000 of net
old                            each Policy month            amount at risk attributable to amount at risk attributable to
                                                            the Policy                     the Policy

Minimum Charge - for an        Monthly, at the beginning of $0.02 per $1,000 of net        $0.02 per $1,000 of net
18 year old                    each Policy month            amount at risk attributable to amount at risk attributable to
                                                            the Policy                     the Policy

Example Charge - for a 38 year Monthly, at the beginning of $0.03 per $1,000 of net        $0.03 per $1,000 of net
old                            each Policy month            amount at risk attributable to amount at risk attributable to
                                                            the Policy                     the Policy

Monthly Guarantee Premium
Rider to Age 100/2/

Maximum Charge - for a 90 year Monthly, at the beginning of $0.096 per $1,000 of net       $0.08 per $1,000 of net
old                            each Policy month            amount at risk attributable to amount at risk attributable to
                                                            the Policy                     the Policy

Minimum Charge - for a 1 year  Monthly, at the beginning of $0.024 per $1,000 of net       $0.02 per $1,000 of net
old                            each Policy month            amount at risk attributable to amount at risk attributable to
                                                            the Policy                     the Policy

Example Charge - for a 38 year Monthly, at the beginning of $0.043 per $1,000 of net       $0.036 per $1,000 of net
old                            each Policy month            amount at risk attributable to amount at risk attributable to
                                                            the Policy                     the Policy

Guaranteed Minimum
Withdrawal Benefit

Rider Charge                   Daily                        Annual effective rate of       Annual effective rate of
                                                            1.50%/3/                       0.75%/3/

--------

/1/ The charge for the Waiver of Monthly Deduction Rider will vary based on the insured person's age when we assess the charge.

/2/ The charge for the Monthly Guarantee Premium Rider to Age 100 will vary based on the insured person's age when the Policy is issued and the net amount at risk attributable to the Policy. We currently charge for the Rider beginning in the fourth Policy year. We reserve the right to begin the charge in the first Policy year.

/3/ Percentages are calculated as a percent of accumulation value invested in the variable investment options.

   The next table describes the Fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the maximum and minimum Total Annual Fund Operating Expenses before contractual waiver or reimbursement for any of the Funds for the fiscal year ended December 31, 2004. Current and future expenses for the Funds may be higher or lower than those shown.

Annual Fund Fees and Expenses (expenses that are deducted from the Fund assets)



 Charge                                                         Maximum Minimum
 ------                                                         ------- -------
 Total Annual Fund Operating Expenses for all of the Funds
 (expenses that are deducted from portfolio assets include
 management fees, distribution (12b-1) fees, and other
 expenses)/1/                                                    1.26%   0.24%



   Details concerning each Fund's specific fees and expenses are contained in the Funds' prospectuses.

--------
/1/ Currently 14 of the Funds have contractual reimbursements or fee waivers. These reimbursements or waivers expire on April 30, 2006. The impact of contractual reimbursements or fee waivers is as follows:



 Charge                                                         Maximum Minimum
 ------                                                         ------- -------
 Total Annual Fund Operating Expenses for all of the Funds
 After Contractual Reimbursement or Fee Waiver                   1.26%   0.24%

                              GENERAL INFORMATION

American General Life Insurance Company

   We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL's home office is 2727-A Allen Parkway, Houston, Texas 77019-2191. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG American General is a marketing name for AGL and its affiliates. The commitments under the Policies are AGL's, and AIG has no legal obligation to back those commitments.

   AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

Separate Account VL-R

   We hold the Fund shares in which any of your accumulation value is invested in the Separate Account. The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940. We created the Separate Account on May 6, 1997 under Texas law.

   For record keeping and financial reporting purposes, the Separate Account is divided into 70 separate "divisions," 44 of which correspond to the 44 variable "investment options" under the Policy. The remaining 26 divisions, and all of these 44 divisions, represent investment options available under other variable life policies we offer. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option. Income, gains and losses credited to, or charged against, the Separate Account reflect the Separate Account's own investment experience and not the investment experience of the Separate Account's other assets.

   The assets in the Separate Account are our property. The assets in the Separate Account may not be used to pay any liabilities of AGL other than those arising from the Policies. AGL is obligated to pay all amounts under the Policies due the Policy owners.

Guarantee of Insurance Obligations

   Insurance obligations under the Policies are guaranteed by American Home Assurance Company ("American Home"), an affiliate of AGL. Insurance obligations include, without limitation, Policy values invested in the Fixed Account, death benefits and Policy features that provide return of premium or protection against Policy lapse. The guarantee does not guarantee Policy value or the investment performance of the variable investment options available under the Policies. The guarantee provides that Policy owners can enforce the guarantee directly.

   AGL expects that the American Home guarantee will be terminated within the next year. However, the insurance obligations on Policies issued prior to termination of the American Home guarantee would continue to be covered, including obligations arising from premium payments or other payments received after termination, until satisfied in full.

   American Home is a stock property-casualty insurance company incorporated under the laws of the State of New York on February 7, 1899. American Home's principal executive office is located at 70 Pine Street, New York, New York 10270. American Home is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. American Home is a wholly owned subsidiary of American International Group, Inc. and an affiliate of AGL.

Additional Information

   We have filed a Statement of Additional Information (the "SAI") with the SEC which includes more information about your Policy. The back cover page to this prospectus describes how you can obtain a copy of the SAI.

Communication with AGL

   When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

   Administrative Center. The Administrative Center provides service to all Policy owners. See "Contact Information" on page 5 of this prospectus. For applicants, your AGL representative will tell you if you should use an address other than the Administrative Center address. All premium payments, requests, directions and other communications should be directed to the appropriate location. You should mail or express premium payments and loan repayments directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown under "Contact Information" on page 5. You should communicate notice of the insured person's death, including any related documentation, to our Administrative Center address.

   E-Delivery, E-Service, telephone transactions and written transactions. There are several different ways to request and receive Policy services.

       E-Delivery. Instead of receiving paper copies by mail of certain documents we are required to provide to you, including annual Policy and Fund prospectuses, you may select E-Delivery. E-Delivery allows you to receive notification by E-mail when new or updated documents are available that pertain to your Policy. You may then follow the link contained within the E-mail to view these documents on-line. Alternatively, you may choose to receive these documents via CD ROM. You may find electronically received documents easier to review and retain than paper documents. To enroll for E-Delivery, you can complete certain information at the time of your Policy application (with one required extra signature). If you prefer, you can go to www.aigag.com and at the same time you enroll for E-Service, enroll for E-Delivery. You do not have to enroll for E-Service to enroll for E-Delivery unless you enroll on-line. You may select or cancel E-Delivery at any time. There is no charge for E-Delivery.

       E-Service. You may enroll for E-Service to have access to on-line services for your Policy. These services include transferring values among investment options and changing allocations for future premiums. You can also view Policy statements. If you have elected E-Service, you may choose to handle certain Policy requests by E-Service, in writing or by telephone. We expect to expand the list of available E-Service transactions in the future. To enroll for E-Service, go to www.aigag.com and complete the information on the introductory page under "Not an E-Service Member?" You may select or cancel the use of E-Service at any time. There is no charge for E-Service.

       Telephone transactions and written transactions. Certain transaction requests currently must be made in writing. You must make the following requests in writing (unless you are permitted to make the requests by E-Service or by telephone; see "Telephone transactions" on page 20).

      .  transfer of accumulation value;*
      .  change of allocation percentages for premium payments;*
      .  change of allocation percentages for Policy deductions;*
      .  telephone transaction privileges;*
      .  loan;
      .  full surrender;
      .  partial surrender;
      .  change of beneficiary or contingent beneficiary;
      .  loan repayments or loan interest payments;
      . change of death benefit option or manner of death benefit payment; . change in specified amount;
      . addition or cancellation of, or other action with respect to any benefit riders;
      . election of a payment option for Policy proceeds; and . tax withholding elections.

--------
*  These transactions are permitted by E-Service, by telephone or in writing.

   We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Administrative Center, shown under "Contact Information" on page 5, or from your AGL representative. Each communication must include your name, Policy number and, if you are not the insured person, that person's name. We cannot process any requested action that does not include all required information.

   Telephone transactions. If you have a completed telephone authorization form on file with us, you may make transfers, or change the allocation of future premium payments or deduction of charges, by telephone, subject to the terms of the form. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the owner or your AGL representative may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of the Policy number, the identity of the caller, both the insured person's and owner's names, and a form of personal identification from the caller. We will promptly mail a written confirmation of the transaction. If (a) many people seek to make telephone requests at or about the same time, or (b) our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. You should submit a written request if you cannot make a telephone request. Also, if due to malfunction or other circumstances your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-800-340-2765.

Variable Investment Options

   We divided the Separate Account into variable investment options, each of which invests in shares of a corresponding Fund. Currently, you may invest premium payments in variable investment options investing in the Funds listed in the following table. The name of each Fund or a footnote for the Fund describes its type (for example, money market fund, growth fund, equity fund, etc.). Fund sub-advisers are shown in parenthesis.



Variable Investment Options                                      Investment Adviser (sub-adviser, if applicable)
---------------------------------------------------------------- -----------------------------------------------------------
AIM V.I. International Growth Fund - Series I Shares             A I M Advisors, Inc.

Alger American Leveraged AllCap Portfolio - Class O Shares/1/    Fred Alger Management, Inc.

Alger American MidCap Growth Portfolio - Class O Shares          Fred Alger Management, Inc.

American Century VP Value Fund                                   American Century Investment Management, Inc.

Credit Suisse Trust Small Cap Growth Portfolio                   Credit Suisse Asset Management, LLC

Fidelity(R) VIP Asset Manager(SM) Portfolio - Service Class 2/2/ Fidelity Management & Research Company (FMR Co., Inc.)
                                                                 (Fidelity International Investment Advisors)
                                                                 (Fidelity International Investment Advisors (U.K.) Limited)
                                                                 (Fidelity Investments Japan Limited)
                                                                 (Fidelity Investments Money Management, Inc.)
                                                                 (Fidelity Management & Research (Far East) Inc.)
                                                                 (Fidelity Management & Research (U.K.) Inc.)

Fidelity(R) VIP Contrafund(R) Portfolio - Service Class 2/3/     Fidelity Management & Research Company (FMR Co., Inc.)
                                                                 (Fidelity International Investment Advisors)
                                                                 (Fidelity International Investment Advisors (U.K.) Limited)
                                                                 (Fidelity Investments Japan Limited)
                                                                 (Fidelity Management & Research (Far East) Inc.)
                                                                 (Fidelity Management & Research (U.K.) Inc.)

Fidelity(R) VIP Equity-Income Portfolio - Service Class 2        Fidelity Management & Research Company (FMR Co., Inc.)

Fidelity(R) VIP Freedom 2020 Portfolio - Service Class 2/4/      Strategic Advisers(R), Inc.
                                                                 Fidelity Management & Research Company

Fidelity(R) VIP Freedom 2025 Portfolio - Service Class 2/5/      Strategic Advisers(R), Inc.
                                                                 Fidelity Management & Research Company

Fidelity(R) VIP Freedom 2030 Portfolio - Service Class 2/6/      Strategic Advisers(R), Inc.
                                                                 Fidelity Management & Research Company

Fidelity(R) VIP Growth Portfolio - Service Class 2               Fidelity Management & Research Company (FMR Co., Inc.)

Fidelity(R) VIP Mid Cap Portfolio - Service Class 2              Fidelity Management & Research Company (FMR Co., Inc.)
                                                                 (Fidelity International Investment Advisors)
                                                                 (Fidelity International Investment Advisors (U.K.) Limited)
                                                                 (Fidelity Investments Japan Limited)
                                                                 (Fidelity Management & Research (Far East) Inc.)
                                                                 (Fidelity Management & Research (U.K.) Inc.)

Franklin Templeton VIP Franklin Small Cap Value Securities       Franklin Advisory Services, LLC
Fund - Class 2

Franklin Templeton VIP Franklin U.S. Government Fund - Class 2   Franklin Advisers, Inc.

Franklin Templeton VIP Mutual Shares Securities Fund -           Franklin Mutual Advisers, LLC
Class 2/7/

Franklin Templeton VIP Templeton Foreign Securities Fund -       Templeton Investment Counsel, LLC
Class 2

Janus Aspen International Growth Portfolio - Service Shares      Janus Capital Management LLC

Janus Aspen Mid Cap Growth Portfolio - Service Shares            Janus Capital Management LLC



                                                     (See footnotes on page 22)

Variable Investment Options                                Investment Adviser (sub-adviser, if applicable)
---------------------------------------------------------- -----------------------------------------------
JPMorgan Small Company Portfolio                           J.P. Morgan Investment Management Inc.

MFS(R) VIT New Discovery Series - Initial Class/8/         Massachusetts Financial Services Company

MFS(R) VIT Research Series - Initial Class/9/              Massachusetts Financial Services Company

Neuberger Berman AMT Mid-Cap Growth Portfolio              Neuberger Berman Management Inc.

Oppenheimer Balanced Fund/VA - Non-Service Shares/10/      OppenheimerFunds, Inc.

Oppenheimer Global Securities Fund/VA - Non-Service Shares OppenheimerFunds, Inc.

PIMCO VIT CommodityRealReturn Strategy Portfolio -         Pacific Investment Management Company LLC
Administrative Class/11/

PIMCO VIT Real Return Portfolio - Administrative Class/12/ Pacific Investment Management Company LLC

PIMCO VIT Short-Term Portfolio - Administrative Class      Pacific Investment Management Company LLC

PIMCO VIT Total Return Portfolio - Administrative Class    Pacific Investment Management Company LLC

Pioneer Mid Cap Value VCT Portfolio - Class I Shares       Pioneer Investment Management, Inc.

Putnam VT Diversified Income Fund - Class IB               Putnam Investment Management, LLC

Putnam VT International Growth and Income Fund - Class IB  Putnam Investment Management, LLC

SunAmerica ST Aggressive Growth Portfolio - Class 1 Shares AIG SunAmerica Asset Management Corp.

SunAmerica ST SunAmerica Balanced Portfolio - Class 1      AIG SunAmerica Asset Management Corp.
Shares/13/

VALIC Co. I International Equities Fund                    VALIC* (AIG Global Investment Corp.)

VALIC Co. I Mid Cap Index Fund                             VALIC* (AIG Global Investment Corp.)

VALIC Co. I Money Market I Fund                            VALIC* (AIG SunAmerica Asset Management Corp.)

VALIC Co. I Nasdaq-100(R) Index Fund                       VALIC* (AIG Global Investment Corp.)

VALIC Co. I Science & Technology Fund/14/                  VALIC* (T. Rowe Price Associates, Inc.)

VALIC Co. I Small Cap Index Fund                           VALIC* (AIG Global Investment Corp.)

VALIC Co. I Stock Index Fund                               VALIC* (AIG Global Investment Corp.)

Van Kampen LIT Growth and Income Portfolio -               Van Kampen Asset Management
Class I Shares

Vanguard VIF High Yield Bond Portfolio                     Wellington Management Company, LLP

Vanguard VIF REIT Index Portfolio                          The Vanguard Group, Inc.

--------

/1/ The Fund type for Alger American Leveraged AllCap Portfolio - Class O Shares is equity growth.
/2/ The Fund type for Fidelity(R) VIP Asset Manager (SM) Portfolio - Service Class 2 is high total return.
/3/ The Fund type for Fidelity(R) VIP Contrafund(R) Portfolio - Service Class 2 is capital appreciation.
/4/ The Fund type for Fidelity(R) VIP Freedom 2020 Portfolio - Service Class 2 is high total return.
/5/ The Fund type for Fidelity(R) VIP Freedom 2025 Portfolio - Service Class 2 is high total return.
/6/ The Fund type for Fidelity(R) VIP Freedom 2030 Portfolio - Service Class 2 is high total return.
/7/ The Fund type for Franklin Templeton VIP Mutual Shares Securities Fund - Class 2 is capital appreciation.
/8/ The Fund type for MFS(R) VIT New Discovery Series - Initial Class is small cap growth.
/9/ The Fund type for MFS(R) VIT Research Series - Initial Class is long-term growth.
/10/ The Fund type for Oppenheimer Balanced Fund/VA - Non-Service Shares is
     total return.
/11/ The Fund type for PIMCO VIT CommodityRealReturn Strategy Portfolio -
     Administrative Class is maximum real return.
/12/ The Fund type for PIMCO VIT Real Return Portfolio - Administrative Class
     is maximum real return.
/13/ The Fund type for SunAmerica ST SunAmerica Balanced Portfolio - Class 1
     Shares is capital appreciation.
/14/ The Fund type for VALIC Co. I Science & Technology Fund is capital appreciation. This Fund is a sector fund.

*  "VALIC" means The Variable Annuity Life Insurance Company.

   From time to time, certain Fund names are changed. When we are notified of a name change, we will make changes so that the new name is properly shown. However, until we complete the changes, we may provide you with various forms, reports and confirmations that reflect a Fund's prior name.

   You can learn more about the Funds, their investment policies, risks, expenses and all other aspects of their operations by reading their prospectuses. You should carefully read the Funds' prospectuses before you select any variable investment option. We do not guarantee that any Fund will achieve its objective. In addition, no single Fund or investment option, by itself, constitutes a balanced investment plan.

   We have entered into various services agreements with most of the advisers or administrators for the Funds. We receive payments for the administrative services we perform such as proxy mailing and tabulation, mailing of Fund related information and responding to Policy owners' inquiries about the Funds. Currently, these payments range from 0.15% to 0.35% of the market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter. From time to time some of these arrangements may be renegotiated so that we receive a greater payment than previously paid depending on our determination that the expenses that we are incurring are greater than we anticipated. These payments do not result in any additional charges under the Policies that are not described under "Charges Under the Policy" on page 56.

   We have entered into a services agreement with PIMCO Variable Insurance Trust ("PIMCO VIT") under which we receive fees of up to 0.15% of the daily market value of the assets invested in the underlying Fund, paid directly by PIMCO VIT for services we perform.

   We also receive what is referred to as "12b-1 fees" from some of the Funds themselves. These fees are designed to help pay for our direct and indirect distribution costs for the Policies. These fees are generally equal to 0.25% of the daily market value of the assets invested in the underlying Fund.

Voting Privileges

   We are the legal owner of the Funds' shares held in the Separate Account. However, you may be asked to instruct us how to vote the Fund shares held in the various Funds that are attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

   We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through the Separate Account.

   If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

   In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to Policy owners. AGL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

Fixed Account

   We invest any accumulation value you have allocated to the Fixed Account as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an annual effective rate of at least 3%. Although this interest increases the amount of any accumulation value that you have in the Fixed Account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 59. The "daily charge" described on page 56 and the fees and expenses of the Funds discussed on page 17 do not apply to the Fixed Account.

   Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's Fixed Account. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

   How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our Fixed Account, but it will always be at an annual effective rate of at least 3%.

   Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our Fixed Account. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our Fixed Account will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

Illustrations

   We may provide you with illustrations for your Policy's death benefit, accumulation value, and cash surrender value based on hypothetical rates of return. Hypothetical illustrations also assume costs of insurance for a hypothetical person. These illustrations are illustrative only and should not be considered a representation of past or future performance. Your actual rates of return and actual charges may be higher or lower than these illustrations. The actual return on your accumulation value will depend on factors such as the amounts you allocate to particular investment options, the amounts deducted for the Policy's fees and charges, the variable investment options' fees and charges, and your Policy loan and partial surrender history.

   Before you purchase the Policy, we will provide you with what we refer to as a personalized illustration. A personalized illustration shows future benefits under the Policy based upon (1) the proposed insured person's age and premium class and (2) your selection of a death benefit Option, specified amount, planned periodic premiums, riders, and proposed investment options.

   After you purchase the Policy and upon your request, we will provide a similar personalized illustration that takes into account your Policy's actual values and features as of the date the illustration is prepared. We reserve the right to charge a maximum fee of $25 for personalized illustrations prepared after the Policy is issued if you request us to do so more than once each year. We do not currently charge for additional personalized illustrations.

                                POLICY FEATURES

Age

   Generally, our use of age in your Policy and this prospectus refers to a person who is between six months younger and six months older than the stated age. Sometimes we refer to this as the "attained" age.

Death Benefits

   Your specified amount of insurance. In your application to buy a Platinum Investor VIP Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance.

   The specified amount consists of what we refer to as "base coverage" plus any "supplemental coverage" you select. Base coverage must be at least 10% of the specified amount. We pay a different level of compensation based on the amounts of base and supplemental coverages you select. See "Base coverage and supplemental coverage" on page 28.

   We also guarantee a death benefit for a specified period, provided you have paid the required monthly premiums. The guaranteed death benefit is equal to the specified amount (less any indebtedness) and any benefit riders. We refer to this guarantee in both your Policy and this prospectus as the "guarantee period benefit." We offer two different guarantee period benefit riders. We also offer a guaranteed minimum withdrawal benefit rider that includes a guarantee period benefit. We provide more information about the specified amount and the guarantee period benefit under "Guarantee period benefit," on page 30 and a discussion of the three riders under "Additional Benefit Riders" on page 38. You should read these other discussions carefully because they contain important information about how the choices you make can affect your benefits and the amount of premiums and charges you may have to pay.

   Investment performance affects the amount of your Policy's accumulation value. We deduct all charges from your accumulation value. The amount of the monthly charges may differ from month to month. However, as long as all applicable charges are paid timely each month, the specified amount of insurance payable under your Policy is unaffected by investment performance. (See "Monthly insurance charge" on page 57.)

   Your death benefit. You must choose one of three death benefit Options under your Policy at the time it is issued.

   You can choose Option 1 or Option 2 at the time of your application or at any later time before the death of the insured person. You can choose death benefit Option 3 only at the time of your application. The death benefit we will pay is reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged. Depending on the Option you choose, the death benefit we will pay is:

   .  Option 1--The specified amount on the date of the insured person's death.

   . Option 2--The sum of (a) the specified amount on the date of the insured person's death and (b) the Policy's accumulation value as of the date of death.

   . Option 3--The sum of (a) the death benefit we would pay under Option 1 and (b) the cumulative amount of premiums you paid for the Policy and any riders. The death benefit payable will be reduced by any amounts waived under the Waiver of Monthly Deduction Rider. Additional premiums you pay for the Policy and any riders following a partial surrender are not considered part of the "cumulative amount of premiums you paid" until the total value of the premiums paid is equivalent to or greater than the amount surrendered.

   See "Partial surrender" on page 50 for more information about the effect of partial surrenders on the amount of the death benefit.

   Under either Option 2 or Option 3, your death benefit will tend to be higher than under Option 1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value for the same amount of premium will tend to be higher under Option 1 than under either Option 2 or Option 3.

   Any premiums we receive after the insured person's death will be returned and not included in your accumulation value.

   Required minimum death benefit. We may be required under federal tax law to pay a larger death benefit than what would be paid under your chosen death benefit Option. We refer to this larger benefit as the "required minimum death benefit" as explained below.

   Federal tax law requires a minimum death benefit (the required minimum death benefit) in relation to the accumulation value in order for a Policy to qualify as life insurance. We will automatically increase the death benefit of a Policy if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current federal tax law can be used: the "guideline premium test" or the "cash value accumulation test." You must elect one of these tests when you apply for a Policy. After we issue your Policy, the choice may not be changed.

   There is an exception to your electing one of the tests. If you purchase the guaranteed minimum withdrawal benefit rider, we will automatically provide you with the guideline premium test.

   If you choose the guideline premium test, total premium payments paid in a Policy year may not exceed the guideline premium payment limitations for life insurance set forth under federal tax law. If you choose the cash value accumulation test, there are no limits on the amount of premium you can pay in a Policy year, so long as the death benefit is large enough compared to the accumulation value to meet the test requirements.

   The other major difference between the two tax tests involves the Policy's required minimum death benefit. The required minimum death benefit is calculated as shown in the tables that follow.

   If you selected death benefit Option 1, Option 2 or Option 3 at any time when the required minimum death benefit is more than the death benefit payable under the Option you selected, the death benefit payable would be the required minimum death benefit.

   Under federal tax law rules, if you selected either death benefit Option 1 or Option 3 and elected the cash value accumulation test, rather than the guideline premium test, the payment of additional premiums may cause your accumulation value to increase to a level where the required minimum death benefit becomes applicable. Therefore, choosing the cash value accumulation test may make it more likely that the required minimum death benefit will apply if you select death benefit Option 1 or Option 3.

   If you anticipate that your Policy may have a substantial accumulation value in relation to its death benefit, you should be aware that the cash value accumulation test may cause your Policy's death benefit to be higher than if you had chosen the guideline premium test. To the extent that the cash value accumulation test does result in a higher death benefit, the cost of insurance charges deducted from your Policy will also tend to be higher. This compensates us for the additional risk that we might have to pay the required minimum death benefit.

   If you have selected the cash value accumulation test, we calculate the required minimum death benefit by multiplying your Policy's accumulation value by a required minimum death benefit percentage that will be set forth on page 27 of your Policy. The required minimum death benefit percentage varies based on the age and sex of the insured person. Below is an example of applicable required minimum death benefit percentages for the cash value accumulation test. The percentages shown are for a male, ages 40 to 99.



                         APPLICABLE PERCENTAGES UNDER
                         CASH VALUE ACCUMULATION TEST
                         ----------------------------
 Insured Person's Attained Age....  40   45   50   55   60   65   70   75   99
 %................................ 344% 293% 252% 218% 191% 169% 152% 140% 104%



   If you have selected the guideline premium test, we calculate the required minimum death benefit by multiplying your Policy's accumulation value by an applicable required minimum death benefit percentage. The applicable required minimum death benefit percentage is 250% when the insured person's age is 40 or less, and decreases each year thereafter to 100% when the insured person's age is 95 or older. The applicable required minimum death benefit percentages under the guideline premium test for certain ages between 40 to 95 are set forth in the following table.



                          APPLICABLE PERCENTAGES UNDER
                            GUIDELINE PREMIUM TEST
                          ----------------------------
 Insured Person's Attained Age....  40   45   50   55   60   65   70   75  95+
 %................................ 250% 215% 185% 150% 130% 120% 115% 105% 100%

   Your Policy calls the multipliers used for each test the "Death Benefit Corridor Rate."

   Base coverage and supplemental coverage. The amount of insurance coverage you select at the time you apply to purchase a Policy is called the specified amount. The specified amount is the total of two types of coverage: your "base coverage" and "supplemental coverage," if any, that you select. The total of the two coverages cannot be less than the minimum of $50,000 and at least 10% of the total must be base coverage when you purchase the Policy.

   Generally, if we assess less than the maximum guaranteed charges under your Policy and if you choose supplemental coverage instead of base coverage, then in the early Policy years you will reduce your total charges and increase your accumulation value and cash surrender value. For the same cost, the larger the amount of supplemental coverage you elect, the greater will be the amount of the reduction in charges and increase in accumulation value.

   You should have an understanding of the significant differences between base coverage and supplemental coverage before you complete your application. Here are the features about supplemental coverage that differ from base coverage:

   . We pay a higher level of compensation for the sale of base coverage than for supplemental coverage;

   .  Supplemental coverage has no surrender charges;

   . The monthly insurance charge for supplemental coverage is always equal to or less than the monthly insurance charge for an equivalent amount of base coverage;

   . We calculate the monthly guarantee premiums and age 100 monthly guarantee premiums at a higher rate for supplemental coverage than for base coverage (see "Guarantee period benefit" on page 30); and

   . We do not collect the monthly charge for each $1,000 of specified amount that is attributable to supplemental coverage.

   You can change the percentage of base coverage when you increase the specified amount, but at least 10% of the total specified amount after the increase must remain as base coverage. There is no charge when you change the percentages of base and supplemental coverages. However, if you increase your Policy's base coverage, we will impose a new surrender charge only upon the amount of the increase in base coverage. The new surrender charge applies for the first 10 Policy years following the increase. The percentage that your base and supplemental coverages represent of your specified amount will not change whenever you decrease the specified amount. A partial surrender will reduce the specified amount. In this case, we will deduct any surrender charge that applies to the decrease in base coverage, but not to the decrease in supplemental coverage since supplemental coverage has no surrender charge.

   You should use the mix of base and supplemental coverage to emphasize your own objectives. For instance, our guarantee of a minimum death benefit (through the guarantee period benefit) may be essential to your planning. If this is the case, you may wish to maximize the percentage amount of base coverage you purchase. Policy owner objectives differ. Therefore, before deciding how much, if any, supplemental coverage you should have, you should discuss with your AGL representative what you believe to be your own objectives. Your representative can provide you with further information and Policy illustrations showing how your selection of base and supplemental coverage can affect your Policy values under different assumptions.

Premium Payments

   Premium payments. We call the payments you make "premiums" or "premium payments." The amount we require as your initial premium varies depending on the specifics of your Policy and the insured person. We can refuse to accept a premium payment that is less than $50. If mandated under applicable law, we may be required to reject a premium payment. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. Premium payments we receive after your free look period, as discussed on page 30, will be allocated upon receipt to the available investment options you have chosen.

   Limits on premium payments. Federal tax law may limit the amount of premium payments you can make (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements and a discussion of modified endowment contracts are summarized further under "Federal Tax Considerations" beginning on page 61. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. The tax law limits can vary as a result of changes you make to your Policy. For example, a reduction in the specified amount of your Policy can reduce the amount of premiums you can pay.

   Also, in certain limited circumstances, additional premiums may cause the death benefit to increase by more than they increase your accumulation value. In such case, we may refuse to accept an additional premium if the insured person does not provide us with satisfactory evidence that our requirements for issuing insurance are still met. This increase in death benefit is on the same terms (including additional charges) as any other specified amount increase you request (as described under "Increase in coverage" on page 33.)

   Checks. You may pay premiums by check drawn on a U.S. bank in U.S. dollars and made payable to "American General Life Insurance Company," or "AGL." Premiums after the initial premium should be sent directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown on page 5 of this prospectus. We also accept premium payments by bank draft, wire or by exchange from another insurance company. Premium payments from salary deduction plans may be made only if we agree. You may obtain further information about how to make premium payments by any of these methods from your AGL representative or from our Administrative Center shown under "Contact Information" on page 5.

   Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to pay. Our current practice is to bill quarterly, semi-annually or annually. However, payment of these or any other specific amounts of premiums is not mandatory. After payment of your initial premium, you need only invest enough to ensure that your Policy's cash surrender value stays above zero or that the guarantee period benefit (described under "Guarantee period benefit" on page 30) remains in effect ("Cash surrender value" is explained under "Full Surrenders" on page 7.) The less you invest, the more likely it is that your Policy's cash surrender value could fall to zero as a result of the deductions we periodically make from your accumulation value.

   Guarantee period benefit. Your Policy makes three benefit riders available to you that provide a "guarantee period benefit." This means that if you have one of these guarantee period benefit riders, your Policy and any other benefit riders you have selected will not lapse during the rider's guarantee period as long as you have paid the required monthly guarantee premiums associated with that rider. The required monthly guarantee premiums for the guarantee period benefit rider you have selected are shown on page 3 of your Policy. The more supplemental coverage you select the higher are the monthly guarantee premiums. If you pay the monthly guarantee premiums while the rider is in force, your Policy will not lapse even if your Policy's cash surrender value has declined to zero. You cannot select any of these riders if you also select death benefit Option 3. There is no death benefit guarantee available with Option 3.

   One of these riders, called the "monthly guarantee premium rider for the first 20 years," is a benefit provided to any Policy owner who selects either death benefit Option 1 or 2 and who does not select the "guaranteed minimum withdrawal benefit rider." We issue the rider only when the Policy is issued. There is no charge associated with the rider. You may select the "monthly guarantee premium rider to age 100" or the guaranteed minimum withdrawal benefit rider only at the time we issue your Policy and you select either death benefit Option 1 or Option 2 and certain other Policy features. There is a charge for either of these riders. We will not issue the monthly guarantee premium rider for first 20 years or the monthly guarantee premium rider to age 100 if you select the guaranteed minimum withdrawal benefit rider.

   There is no difference in the calculation of Policy values and the death benefit between a Policy that has a guarantee period benefit under the monthly guarantee premium rider for first 20 years and one that does not, because the rider is free of charge. However, because there is a charge for the monthly guarantee premium rider to age 100 and the guaranteed minimum withdrawal benefit rider, Policy values are lower for a Policy that has either of these riders as opposed to one that does not.

   Some states require variations in the terms of one or more of the riders or prohibit their availability.

   The conditions and benefits of each rider are described under "Additional Benefit Riders" on page 38. Be sure to review their descriptions.

   Free look period. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted. To exercise your right to return your Policy, you must mail it directly to the Administrative Center address shown under "Contact Information" on page 5 or return it to the AGL representative through whom you purchased the Policy within 10 days after you receive it. In a few states, this period may be longer. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least
15 days later. Then we will automatically allocate your investment among the available investment options in the ratios you have chosen. This reallocation will not count against the 12 free transfers that you are permitted to make each year. Any additional premium we receive during the 15-day period will also be invested in the money market investment option and allocated to the investment options at the same time as your initial net premium.

Changing Your Investment Option Allocations

   Future premium payments. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

   Transfers of existing accumulation value. You may also transfer your existing accumulation value from one investment option under the Policy to another. The first 12 transfers in a Policy year are free of charge. We consider your instruction to transfer from or to more than one investment option at the same time to be one transfer. We will charge you $25 for each additional transfer. You may make transfers from the variable investment options at any time. You may make transfers from the Fixed Account only during the 60-day period following each Policy anniversary. The total amount that you can transfer each year from the Fixed Account is limited to the greater of:

   . 25% of the unloaned accumulation value you have in the Fixed Account as of the Policy anniversary; or

   . the total amount you transferred or surrendered from the Fixed Account during the previous Policy year.

   Unless you are transferring the entire amount you have in an investment option, including the Fixed Account, each transfer must be at least $500. See "Additional Rights That We Have" on page 54.

   Dollar cost averaging. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value among your chosen variable investment options over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed. You should carefully consider your financial ability to continue the program over a long enough period of time to allocate accumulation value to the variable investment options when their value is low as well as when it is high.

   Under dollar cost averaging, we automatically make transfers of your accumulation value from the investment option of your choice to one or more of the other variable investment options that you choose. You tell us what day of the month you want these transfers to be made (other than the 29th, 30th or 31st of a month) and whether the transfers on that day should occur monthly, quarterly, semi-annually or annually. We make the transfers at the end of the valuation period containing the day of the month you select. (The term "valuation period" is described on page 37.) You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. Dollar cost averaging ceases upon your request, or if your accumulation value in the investment option from which you are making transfers becomes exhausted. You may maintain only one dollar cost averaging instruction with us at a time. You cannot use dollar cost averaging at the same time you are using automatic rebalancing. Dollar cost averaging transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

   Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each variable investment option under your Policy to correspond to your then current premium allocation designation. Automatic rebalancing does not guarantee gains, nor does it assure that you will not have losses. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. Rebalancing ends upon your request. You may maintain only one automatic rebalancing instruction with us at a time. You cannot use automatic rebalancing at the same time you are using dollar cost averaging. Automatic rebalancing transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

   Market timing. The Policies are not designed for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. Market timing carries risks with it, including:

   . dilution in the value of Fund shares underlying investment options of other Policy owners;

   .  interference with the efficient management of the Fund's portfolio; and

   .  increased administrative costs.

   We have policies and procedures that require us to monitor the Policies to determine if a Policy owner requests:

   . an exchange out of a variable investment option, other than the money market investment option, within two calendar weeks of an earlier exchange into that same variable investment option;

   . an exchange into a variable investment option, other than the money market investment option, within two calendar weeks of an earlier exchange out of that same variable investment option; or

   . exchanges into or out of the same variable investment option, other than the money market investment option, more than twice in any one calendar quarter.

   If any of the above transactions occurs, we will suspend such Policy owner's same day or overnight delivery transfer privileges (including website, e-mail and facsimile communications) with prior notice to prevent market timing efforts that could be harmful to other Policy owners or beneficiaries. Such notice of suspension will take the form of either a letter mailed to your last known address, or a telephone call from our Administrative Center to inform you that effective immediately, your same day or overnight delivery transfer privileges have been suspended. A Policy owner's first violation of this policy will result in the suspension of Policy transfer privileges for ninety days. A Policy owner's subsequent violations of this policy will result in the suspension of Policy transfer privileges for six months. Transfers under dollar cost averaging, automatic rebalancing or any other automatic transfer arrangements to which we have agreed are not affected by these procedures.

   The procedures above will be followed in all circumstances and we will treat all Policy owners the same.

   In addition, Policy owners incur a $25 charge for each transfer in excess of 12 each Policy year.

   Fund-rejected transfers. Some of the Funds have policies and procedures restricting transfers into the Fund. For this reason or for any other reason the Fund deems necessary, a Fund may instruct us to reject a Policy owner's transfer request We will follow the Fund's instructions. Please read the Funds' prospectuses and supplements for information about restrictions on transfers.

Changing the Specified Amount of Insurance

   Increase in coverage. At any time while the insured person is living, you may request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that the insured person continues to meet our requirements for issuing insurance coverage.

   We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the age, gender and premium class of the insured person at the time of the increase. Also, a new amount of surrender charge

   . applies to any amount of the increase that you request as base (rather than supplemental) coverage;

   . applies as if we were instead issuing the same amount of base coverage as a new Platinum Investor VIP Policy; and

   . applies to the amount of the increase for the 10 Policy years following the increase.

   Whenever you decide to increase your specified amount, you will be subject to a new monthly charge per $1,000 of base coverage. The additional charge will be applied to the increase in your base coverage portion of the increase in the specified amount for the first five Policy years following the increase. Increasing the specified amount may increase the amount of premium you would need to pay to avoid a lapse of your Policy.

   You are not required to increase your specified amount in any specific percentage or ratio that your base and supplemental coverage bear to your specified amount before the increase, with one exception. Base coverage must be at least 10% of the total specified amount after the increase.

   Decrease in coverage. After the first Policy year, you may request a reduction in the specified amount of coverage, but not below certain minimums. After any decrease, the death benefit cannot be less than the greater of:

   .  $50,000; and

   . any minimum amount which, in view of the amount of premiums you have paid, is necessary for the Policy to continue to meet the federal tax law definition of life insurance.

   We will apply any decrease in coverage as of the monthly deduction day following the valuation date we receive the request.

   The decrease in coverage is applied in the following order:

   . Against the specified amount provided by the most recent increase, applied first to the supplemental coverage portion of the increase, followed by the base coverage portion of the increase;

   . Against the next most recent increases successively, with supplemental coverage portion of each increase reduced first, followed by the base coverage portion of the same increase;

   . Against the specified amount provided under your original application, with supplemental coverage reduced first, followed by base coverage.

   We will deduct from your accumulation value any surrender charge that is due on account of the decrease. If there is not sufficient accumulation value to pay the surrender charge at the time you request a reduction, the decrease will not be allowed. A reduction in specified amount will not reduce the monthly charge per $1,000 of base coverage, or the amount of time for which we assess the charges. For instance, if you increase your base coverage and follow it by a decrease in base coverage within five years of the increase, we will assess the monthly charge per $1,000 of base coverage against the increase in base coverage for the full five years even though you have reduced the amount of base coverage.

Changing Death Benefit Options

   Change of death benefit option. You may at any time before the death of the insured person request us to change your death benefit Option from:

   Option 1 to Option 2;
   Option 2 to Option 1; or
   Option 3 to Option 1.

   No other changes are permitted. A change from Option 3 to Option 1 may be subject to regulatory approval in your state.

   . If you change from Option 1 to Option 2, we automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change. The change will go into effect on the monthly deduction day following the date we receive your request for change. Any such reduction in specified amount will be subject to the same guidelines and restrictions described in "Decrease in coverage" on page 33. We will take the reduction proportionately from each component of the Policy's specified amount. We will not charge a surrender charge for this reduction in specified amount. The surrender charge schedule will not be reduced on account of the reduction in specified amount. The monthly charge per $1,000 of base coverage will not change. At the time of the change of death benefit Option, your Policy's monthly insurance charge and surrender value will not change.

   . If you change from Option 2 to Option 1, then as of the date of the change we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value. We will apply the entire increase in your specified amount to the last coverage added (either base or supplemental) to your Policy, and which has not been removed. For the purpose of this calculation, if base and supplemental coverages were issued on the same date, we will consider the supplemental coverage to have been issued later. The monthly charge per $1000 of base coverage will not change. At the time of the change of death benefit Option, your Policy's monthly insurance charge and surrender value will not change.

   . If you change from Option 3 to Option 1, your Policy's specified amount will not change. The monthly charge per $1000 of base coverage and the cost of insurance rates will not change. Your Policy's monthly insurance charge will decrease and the surrender value will increase.

   Tax consequences of changes in insurance coverage. Please read "Tax Effects" starting on page 62 of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

   Effect of changes in insurance coverage on guarantee period benefit. A change in coverage does not result in termination of any of the guarantee period benefit riders, so that if you pay certain prescribed amounts of premiums, we will pay a death benefit even if your Policy's cash surrender value declines to zero. The details of this guarantee are discussed under "Monthly Guarantee Premium Rider for First 20 Years" on page 41, "Monthly Guarantee Premium Rider to Age 100" on page 42 and "Guaranteed Minimum Withdrawal Benefit Rider" on page 44.

No Tobacco Use Incentive

   In general, certain charges under life insurance policies are higher if the insured person uses tobacco. We provide an incentive for our insureds to quit the use of tobacco or any other products that contain nicotine. It is important to understand, therefore, that when we refer to "tobacco," we mean tobacco or any other products that contain nicotine. Tobacco use includes the use of nicotine patches and nicotine gum. See "Underwriting and premium classes" on page 55.

   The owner does not elect this feature. We provide it automatically without additional charge. Here are its terms:

   . if the insured person is in either the preferred tobacco or standard tobacco underwriting class; then

   . for the first three Policy years, the cost of insurance charges will automatically be determined as if the insured person was in the standard non-tobacco underwriting class.

   There is a separate rule for insured persons in the special tobacco underwriting class. For the first three Policy years, the standard non-tobacco rates will be adjusted to reflect the extra amount we always charge due to the health, occupation or avocation of an insured person in that class.

   If, before the end of the first three Policy years, the Owner provides us with evidence satisfactory to us that:

   . the insured person has not used tobacco in any form for the preceding 12 months; and

   . there has been no change in the insured person's health that would prevent him or her from qualifying for our standard non-tobacco underwriting class; then

   . we will continue to use standard non-tobacco cost of insurance rates (adjusted as stated above for the special non-tobacco underwriting class) starting in the fourth policy year.

   If the insured person has not met this non-tobacco use and health condition, then starting with the fourth Policy year we will assess cost of insurance charges for the preferred, standard or special tobacco underwriting class, as appropriate.

   See "Underwriting and premium classes" on page 55 for more information about our underwriting classifications.

Account Value Enhancement

   Your Policy will be eligible for an Account Value Enhancement at the end of the 16/th/ Policy year, and at the end of each Policy year thereafter. An Account Value Enhancement is a credit we provide to your accumulation value. At our complete discretion, the credit for any Policy year can be zero, or any percentage amount up to 0.15%. All Policies issued in the same calendar year, however, will be treated the same. In any given Policy year there may be no Account Value Enhancement added to certain eligible Policies.

   Here are the additional terms of the Account Value Enhancement:

   . Each Account Value Enhancement will be calculated using your unloaned accumulation value at the end of the last day of the Policy year.

   . The amount of each Account Value Enhancement will be calculated by applying a percentage to the unloaned accumulation value. The percentage will range from 0.0% to 0.15% and will be reset annually.

   . Each Account Value Enhancement will be allocated to your Policy's investment options using the premium allocation percentages you have in effect at that time.

   . All eligible Policies issued in the same calendar year will receive the same enhancement percentage credited as of the end of each Policy year.

   . There is no Policy charge for any Account Value Enhancement, although some of the Policy charges may be higher because of an increase in your accumulation value.

   Enhancements credited to your variable investment options result in an increase in your accumulation value. Each enhancement is fully vested when credited. You will be subject to the risk that investment performance will be unfavorable and your accumulation value will decrease because of the unfavorable performance and the resulting higher insurance charges. As a result you may not receive any benefit from an Account Value Enhancement. See "Investment Risk" on page 9.

Effective Date of Policy and Related Transactions

   Valuation dates, times, and periods. We compute values under a Policy on each day that the New York Stock Exchange ("NYSE") is open for business. We call each such day a "valuation date" or a "business day."

   We compute Policy values as of the time the NYSE closes on each valuation date, which usually is 3:00 p.m. Central time. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period." We are closed only on those holidays the NYSE is closed.

   Fund pricing. Each Fund produces a price per Fund share following each close of the NYSE and provides that price to us. We then determine the Fund value at which you may invest in the particular investment option, which reflects the change in value of each Fund reduced by the daily charge and any other charges that are applicable to your Policy.

   Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in full and proper order at any of the addresses shown on page 5 of this prospectus. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the day following that valuation date. Any premium payments we receive after our close of business are held in our general account until the next business day.

   If we receive your premiums through payroll allotment, such as salary deduction or salary reduction programs, we consider that we receive your premium on the day we actually receive it, rather than the day the deduction from your payroll occurs. This is important for you to know because your premium receives no interest or earnings for the time between the deduction from your payroll and our receipt of the payment. We currently do not accept military allotment programs.

   Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the insured person's premium class should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the insured person's health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $500,000 provided the insured person meets certain medical and risk requirements. The terms and conditions of this coverage are described in our "Limited Temporary Life Insurance Agreement," available to you when you apply for a Policy.

   Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign the appropriate premium class. The day we begin to deduct charges will appear on page 3 of your Policy and is called the "Date of Issue." Policy months and years are measured from the date of issue. To preserve a younger age at issue for the insured person, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

   Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

   Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been satisfied, including underwriting approval and receipt of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

   Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

   . Increases or decreases you request in the specified amount of insurance, reinstatements of a Policy that has lapsed, and changes in death benefit Option take effect on the Policy's monthly deduction day if your request is approved on that day or on the next monthly deduction day following our approval if we approve your request on any other day of the month;

   . In most states, we may return premium payments, make a partial surrender or reduce the death benefit if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

   . If you exercise your right to return your Policy described under "Free look period" on page 30 of this prospectus, your coverage will end when you deliver it to your AGL representative, or if you mail it to us, the date it is postmarked; and

   . If you pay a premium at the same time that you make a Policy request which requires our approval, your payment will be applied when received rather than following the effective date of the requested change, but only if your Policy is in force and the amount paid will not cause you to exceed premium limitations under the Internal Revenue Code of 1986, as amended (the "Code"). If we do not approve your Policy request, your premium payment will still be accepted in full or in part (we will return to you the portion of your premium payment that would be in violation of the maximum premium limitations under the Code). We will not apply this procedure to premiums you pay in connection with reinstatement requests.

Reports to Policy Owners

   Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and Policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change.

                           ADDITIONAL BENEFIT RIDERS

Riders

   You can request that your Policy include the additional rider benefits described below. For most of the riders that you choose, a charge, which will be shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction date. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. Not all riders are available in all states. More details are included in the form of each rider, which we suggest that you review if you choose any of these benefits.

   Accidental Death Benefit Rider. This rider pays an additional death benefit if the insured person dies from certain accidental causes. There is a charge for this rider. You can purchase this rider only at the time we issue your Policy. You may later elect to terminate this rider. If you do so, the charge will cease.

   Children's Insurance Benefit Rider. This rider provides term life insurance coverage on the eligible children of the person insured under the Policy. There is a charge for this rider. This rider is convertible into any other insurance (except for term coverage) available for conversions, under our published rules at the time of conversion. You may purchase this rider at the time we issue your Policy or at any time thereafter. You may terminate this rider at any time. If you do so, the charge will cease.

   Maturity Extension Rider. This rider gives you the option to extend the Policy's maturity date beyond what it otherwise would be, at any time before the original maturity date. Once you select this rider, if you have not already elected to extend the maturity date, we will notify you of this right 60 days before maturity. If you do not then elect to extend the maturity date before the original maturity date, the rider will terminate and the maturity date will not be extended. You have two versions of this rider from which to choose, the Accumulation Value version and the Death Benefit version. Either or both versions may not be available in your state.

   The Accumulation Value version provides for a death benefit after your original maturity date that is equal to the accumulation value on the date of the insured person's death. The death benefit will be reduced by any outstanding Policy loan amount. There is no charge for this version until you reach your original maturity date. After your original maturity date, we will charge a monthly fee of no more than $10.

   The Death Benefit version provides for a death benefit after your original maturity date equal to the death benefit in effect on the day prior to your original maturity date. If the death benefit is based fully, or in part, on the accumulation value, we will adjust the death benefit to reflect future changes in your accumulation value. The death benefit will never be less than the accumulation value. The death benefit will be reduced by any outstanding Policy loan amount.

   We will charge you the following amounts under the death benefit version:

   . A monthly fee of no more than $30 for each $1000 of the net amount at risk. This fee begins 9 years before your original maturity date and terminates on your original maturity date; and

   . A monthly fee of no more than $10. This fee begins on your original maturity date if you exercise your right under the rider to extend your original maturity date.

   Nine years and 60 days before your original maturity date, we will notify you that you will incur these charges if you keep the rider. You will then have until your original maturity date to terminate the rider and with it, your right to extend your original maturity date. If you terminate the rider at any time within this nine year and 60 day period, there will be no further charges and you will have no remaining right to receive a benefit under the rider.

   Both versions of the rider may be added at any time to an existing Policy up until the same nine year and 60 day period before your original maturity date. In Illinois you may select either version of the rider only after we issue your Policy.

   There are features common to both riders in addition to the $10 maximum monthly fee. Only the insurance coverage associated with the Policy will be extended beyond your original maturity date. We do not allow additional premium payments or changes in specified amount after your original maturity date. The only charge we continue to automatically deduct after the original maturity date is the daily charge described on page 56. Once you have exercised your right to extend your original maturity date, you cannot revoke it. The monthly fee will continue. You can, however, surrender your Policy at any time.

   Extension of the maturity date beyond the insured person's age 100 may result in current taxation of increases in your Policy's accumulation value as a result of interest or investment experience after that time. You should consult a qualified tax adviser before making such an extension.

   Spouse Term Rider. This rider provides term life insurance on the life of the spouse of the Policy's insured person. There is a charge for this rider. This rider terminates no later than the Policy anniversary nearest the spouse's 75th birthday. You can convert this rider into any other insurance, except term, under our published rules at the time of conversion. You can purchase this rider only at the time we issue your Policy. You may later elect to terminate this rider. If you do so, the charge will cease.

   Terminal Illness Rider. This rider provides the Policy owner with the right to request a benefit if the Policy's insured person is diagnosed as having a terminal illness (as defined in the rider) and less than 12 months to live. This rider is not available in all states. There is a charge for this rider. The maximum amount you may receive under this rider before the insured person's death is 50% of the death benefit that would be due under the Policy (excluding any rider benefits), not to exceed $250,000. The amount of benefits paid under the rider, plus an administrative fee (not to exceed $250), plus interest on these amounts to the next Policy anniversary becomes a "lien" against the Policy. A lien is a claim by AGL against all future Policy benefits. We will continue to charge interest in advance on the total amount of the lien and will add any unpaid interest to the total amount of the lien each year. The cash surrender value of the Policy also will be reduced by the amount of the lien. Any time the total lien, plus any other Policy loans, exceeds the Policy's then current death benefit, the Policy will terminate without further value. You can purchase this rider at any time prior to the maturity date. You may terminate this rider at any time. If you do so, the charge will cease.

   Waiver of Monthly Deduction Rider. This rider provides for a waiver of all monthly charges assessed for both your Policy and riders that we otherwise would deduct from your accumulation value, so long as the insured person is totally disabled (as defined in the rider). This rider is not available for Policies with an initial specified amount greater than $5,000,000. There is a charge for this rider. While we are paying benefits under this rider we will not permit you to request any increase in the specified amount of your Policy's coverage. When we "pay benefits" under this rider, we pay all monthly charges (except for loan interest) for your Policy when they become due, and then deduct the same charges from your Policy. Therefore, your Policy's accumulation value does not change because of monthly charges.

We perform these two transactions at the same time. However, loan interest will not be paid for you under this rider, and the Policy could, under certain circumstances, lapse for nonpayment of loan interest. You can purchase this rider on the life of an insured person who is younger than age 56. You can purchase this rider only at the time we issue your Policy. You may later elect to terminate this rider. If you do so, the charge will cease.

   Monthly Guarantee Premium Rider for First 20 Years. This rider is a benefit available to any Policy owner who selects either death benefit Option 1 or 2 and who does not select the guaranteed minimum withdrawal benefit rider. We issue the rider only when the Policy is issued. There is no charge associated with the rider. The more supplemental coverage you select, however, the higher are the monthly guarantee premiums. The rider provides a guarantee, explained below, until the earlier of:

      .  The 20th Policy anniversary; or

      .  The Policy anniversary nearest the insured person's 95th birthday.

   Page 3 of your Policy will specify a "Monthly Guarantee Premium." You must pay the monthly guarantee premiums to keep the rider in force.

   Policy months are measured from the "Date of Issue" that will be shown on page 3 of your Policy. On the first day of each Policy month that you are covered by the rider, we determine if the monthly guarantee premium requirement has been met, as follows:

   . if the sum of all premiums paid to date, minus withdrawals and minus any outstanding Policy loan amount, equals or exceeds

   . the sum of all monthly guarantee premiums, beginning with the date of issue and including the monthly guarantee premium for the then-current month, then you have met the monthly guarantee premium requirement.

   As long as you have met the monthly guarantee premium requirement, your Policy will not enter a grace period, or terminate (i.e, lapse) because of insufficient cash surrender value. See "Policy Lapse and Reinstatement" on page 61.

   If you do not meet the monthly guarantee premium requirement, we will notify you in writing within 30 days. The monthly guarantee premium rider for first 20 years will remain in force during the 61-day period that follows failure to meet the monthly guarantee premium requirement. The notice will advise you of the amount of premium you must pay to keep the rider from terminating. If you do not pay the amount required to keep the rider in force by the end of the 61-day period, the rider will terminate and cannot be reinstated.

   If the monthly guarantee premium rider for first 20 years terminates and the cash surrender value is insufficient, the Policy will then lapse unless you pay an amount of premium sufficient to keep the Policy from lapsing. However, the monthly guarantee premium rider for first 20 years will not be reactivated even if you pay enough premium to keep your Policy from lapsing.

   Whenever you increase or decrease your specified amount, change the percentage of base and supplemental coverages, change death benefit Options, add or delete another benefit rider or change premium class, we calculate a new monthly guarantee premium. These changes will not affect the terms or the duration of the rider. The amount you must pay to keep the rider in force will increase or decrease. We can calculate your new monthly guarantee premium as the result of a Policy change, before you make the change. Please contact either your agent or the Administrative Center shown under "Contact Information" on page 5 for this purpose.

   . For increases in the specified amount, the new monthly guarantee premium is calculated based on the insured person's age on the effective date of the increase, and the amount of the increase.

   . For decreases in the specified amount, the new monthly guarantee premium is adjusted on a pro-rata basis. For instance, if the specified amount is reduced by one-half, the monthly guarantee premium is reduced by one-half.

   . For the addition or deletion of any other benefit rider except for the age 100 monthly guarantee premium rider, the monthly guarantee premium will be increased or decreased by the amount of the charge for the rider.

   . For a change in premium class, the new monthly guarantee premium is calculated based on the insured person's attained age and the new premium class.

   The monthly guarantee premium requirement must be met each Policy month for the duration of the monthly guarantee premium rider for first 20 years, or the rider will be subject to termination. There is no additional charge for this rider.

   Monthly Guarantee Premium Rider to Age 100. This rider is available to any owner if:

      .  the owner selects the rider when the Policy is issued;

      .  the owner selects either death benefit Option 1 or 2; and

      . the owner does not select the guaranteed minimum withdrawal benefit rider.

   If these conditions are met, we will issue the rider at the owner's request. This rider bears a monthly charge currently beginning with the fourth Policy year. We reserve the right to begin the charge in the first Policy year. The rider provides a guarantee, explained below, which ends no later than the Policy anniversary nearest the insured person's 100th birthday. You may later elect to terminate this rider. If you do so, the charge will cease.

   If you have selected this rider, page 3 of your Policy will specify an "Age 100 Monthly Guarantee Premium." The more supplemental coverage you select, the higher are the age 100 monthly guarantee premiums. The charge for the monthly guarantee premium rider to age 100 is based on the age of the insured person when the Policy is issued and the net amount at risk attributable to the base Policy. You must meet the age 100 monthly guarantee premium requirement each Policy month after the third Policy year in order to keep the rider in force. The monthly charge for the rider ceases when the rider terminates.

   Policy months are measured from the "Date of Issue" that will be shown on page 3 of your Policy. On the first day of each Policy month, we determine if the age 100 monthly guarantee premium requirement has been met, as follows:

   if the sum of all premiums paid to date, minus withdrawals and minus any outstanding Policy loan amount, equals or exceeds the sum of all age 100 monthly guarantee premiums, beginning with the date of issue (which includes all Policy months in the first three Policy years when there is no charge for this rider) and including the age 100 monthly guarantee premium for the then-current month, then you have met the age 100 monthly guarantee premium requirement.

   So long as you have met the age 100 monthly guarantee premium requirement, your Policy will not enter a grace period, or terminate (i.e, lapse) because of insufficient cash surrender value. See "Policy Lapse and Reinstatement" on page 61.

   If you do not meet the age 100 monthly guarantee premium requirement, we will notify you in writing within 30 days. The monthly guarantee premium rider to age 100 will remain in force during the 61-day period that follows failure to meet the age 100 monthly guarantee premium requirement. The notice will advise you of the amount of premium you must pay to keep the rider from terminating. If you do not pay the amount required to keep the rider in force by the end of the 61-day period, the rider will terminate and cannot be reinstated.

   If the monthly guarantee premium rider to age 100 terminates and the cash surrender value is insufficient, the Policy will then lapse unless:

   .  you pay an amount of premium sufficient to keep the Policy from lapsing;
      or

   . the Policy remains in force on account of the monthly guarantee premium rider for first 20 years.

   However, the monthly guarantee premium rider to age 100 will not be reactivated even if you pay enough premium to keep your Policy from lapsing. The monthly charge for the rider ceases when the rider terminates.

   There is an exception to the above requirements to pay the age 100 monthly guarantee premiums. If at any time during the first three Policy years, the age 100 monthly guarantee premium requirements are not met, guarantees under this rider will not be in effect. This will not terminate the rider. Guarantees under this rider will return upon payment of all past due age 100 monthly guarantee premiums during the first three Policy years.

   Whenever you increase or decrease your specified amount, change the percentage of base and supplemental coverages, change death benefit Option, add or delete another benefit rider or change premium class, we calculate a new age 100 monthly guarantee premium. These changes will not affect the terms or the duration of the rider. The amount you must pay to keep the rider in force will increase or decrease. We can calculate your new age 100 monthly guarantee premium as the result of a Policy change, before you make the change. Please contact either your agent or the Administrative Center shown under "Contact Information" on page 5 for this purpose.

   . For increases in the specified amount, the new age 100 monthly guarantee premium is calculated based on the insured person's attained age and amount of the increase.

   . For decreases in the specified amount, the new age 100 monthly guarantee premium is adjusted on a pro-rata basis. For instance, if the specified amount is reduced by one-half, the age 100 monthly guarantee premium is reduced by one-half.

   . For the addition or deletion of another benefit rider, the age 100 monthly guarantee premium will be increased or decreased by the amount of the charge for the rider.

   . For a change in premium class, the new age 100 monthly guarantee premium is calculated based on the insured person's attained age and the new premium class.

   The age 100 monthly guarantee premium requirement must be met each Policy month, beginning in the fourth Policy year, for the duration of the monthly guarantee premium rider to age 100, or the rider will be subject to termination. Once terminated, the monthly charge for the rider ceases and the rider cannot be reinstated.

   Guaranteed Minimum Withdrawal Benefit Rider. This rider provides for a guaranteed minimum withdrawal benefit upon your written request while the Policy and this rider are in force. Your request must be made during the eligibility period. The rider also provides a guarantee that your Policy will not lapse for a specified period.

   Requirements to purchase the rider - Here are the requirements you must meet in order to purchase this rider:

   .  you must purchase the rider when applying for the Policy;

   . you may not select either the monthly guarantee premium rider for first 20 years or the monthly guarantee premium rider to age 100;

   . the Policy's insured person can be no younger than attained age 20 or no older than attained age 60 when we issue the Policy;

   .  you must elect either death benefit Option 1 or 2;

   .  you must elect the guideline premium test; and

   . you must elect automatic rebalancing and maintain it as long as the rider is in effect.

   See "Required minimum death benefit" on page 26 and "Automatic rebalancing" on page 31.

   Eligibility period - The eligibility period:

   . starts on the tenth Policy anniversary, or the Policy anniversary nearest the insured person's 65th birthday, if earlier; and

   .  ends on the Policy anniversary nearest the insured person's age 70.

   Withdrawal period - The withdrawal period is the length of time for which we will make guaranteed minimum withdrawal benefit payments. Currently the length of the initial withdrawal period for each rider we issue is 10 years. We reserve the right to increase or decrease the length of the initial withdrawal period for each rider we issue in the future.

   The actual withdrawal period starts on the date of the first withdrawal on or after the date the eligibility period begins, but no later than on the date the eligibility period ends. The actual withdrawal period for each rider can be longer or shorter than the initial withdrawal period due to loans, partial surrenders and any applicable surrender charges.

   Guaranteed Benefit Balance - Before the withdrawal period begins and during the eligibility period, we guarantee that an amount equal to what we refer to as the Guaranteed Benefit Balance may be withdrawn over the withdrawal period. Before the first withdrawal during the eligibility period, the Guaranteed Benefit Balance will be calculated as follows:

   . we will add all premiums paid (limited in each Policy year after the first, to the amount of premium paid during the first Policy year);

      .  less all partial withdrawals;

      .  plus interest at the Accumulation Rate shown on page 3 of your Policy;
         and

      .  we will subtract the Policy loan balance; and

   . we will subtract an amount equal to the sum of the monthly guarantee premiums (described in the "Monthly guarantee period benefit" section of this rider description) from the date of issue until the current month, (but not beyond the end of the monthly guarantee period) plus interest at the Accumulation Rate shown on page 3 of your Policy.

   The monthly guarantee premium for each month in the monthly guarantee period will be added to obtain the sum described in the third bullet above, even if the monthly guarantee premium requirement has not been met. Termination of the monthly guarantee period benefit does not change the length of the monthly guarantee period in effect.

   We guarantee that an amount equal to the Guaranteed Benefit Balance immediately prior to the first withdrawal during the eligibility period may be withdrawn. The amount of each payment and the actual withdrawal period will vary, subject to:

   .  any subsequent Policy loan activity;

   .  any subsequent full or partial surrenders; and

   . any applicable surrender charges and additional charges due to partial surrenders.

   If the Guaranteed Benefit Balance is less than $500, we reserve the right to make payment over a reduced period. There is no benefit payable if the Guaranteed Benefit Balance is less than or equal to zero.

   Maximum guaranteed annual withdrawal - After the eligibility period begins, the first withdrawal results in calculation of the initial maximum annual withdrawal amount, which is:

   .  the Guaranteed Benefit Balance immediately prior to the first withdrawal;

   . divided by the number of years in the initial withdrawal period (currently 10).

   Guaranteed Benefit Balance and maximum annual withdrawal amount calculations during the withdrawal period - The Guaranteed Benefit Balance will be reduced by the amount of any new loans (including loan interest), and any new withdrawals. The Guaranteed Benefit Balance will be increased by any loan repayments and any unearned loan interest. At the end of each 12-month period from the time of the first withdrawal, the maximum annual withdrawal amount for the next 12-month period will be recalculated. If the number of years remaining in the initial withdrawal period is one or more, the recalculation will be the lesser of:

   . the Guaranteed Benefit Balance at the beginning of the previous 12-month period; less withdrawals and loans made during the previous 12-month period; plus any loan repayments made during the previous 12-month period (including any unearned loan interest);
      divided by the number of years remaining in the initial withdrawal period;

or

   .  the annual withdrawal amount in effect for the previous 12-month period.

   If the number of years remaining in the initial withdrawal period is less than one, the maximum annual withdrawal amount will be the amount in effect for the previous 12-month period until the Guaranteed Benefit Balance is zero. After the actual withdrawal period has started, premium payments will not be included in the benefit balance calculation.

   Policy surrender or maturity - If you surrender your Policy or if it matures and the Policy has a cash surrender value, you will receive:

   . The cash surrender value, at the time of surrender or maturity, in a single sum or under a payment option (see "Payment options" on page 52); plus

   . The excess of the Guaranteed Benefit Balance over the cash surrender value paid in equal amounts over the number of years remaining in the initial withdrawal period.

   If you surrender your Policy or if it matures after the initial withdrawal period, the equal payments will not exceed the maximum annual withdrawal amount in effect at the time you surrender your Policy or it matures.

   Policy lapse - If your Policy lapses without any cash surrender value during the eligibility Period, you will receive the Guaranteed Benefit Balance in equal amounts over the initial withdrawal period.

   If the Policy lapses without any cash surrender value during the actual withdrawal period, you will receive the remaining Guaranteed Benefit Balance in equal amounts over the number of years remaining in the initial withdrawal period. If the Policy lapses after the initial withdrawal period, the equal payments will not exceed the maximum annual withdrawal amount in effect at the time of lapse.

   Rider charge - We will deduct a daily charge at a current annual effective rate of 0.75% of your accumulation value that is then being invested in any of the variable investment options. We reserve the right to increase this charge to no more than 1.50%. We will charge you for the rider until the Policy or the rider terminates.

   Death benefit - This rider does not provide a death benefit payable in addition to the amount payable under the Policy. However, if the Policy has lapsed and at the time of death the Policy owner was receiving payments under any provision of this rider, the present value of any remaining payments will be paid to the Policy owner's beneficiary in a single sum.

   Investment option restrictions - If you purchased this rider, certain investment options are identified on page 3 of your Policy as "restricted investment options." This means that we will limit the total amount of your accumulation value less Policy loans that may be invested in restricted investment options to 30% of your Policy's total accumulation value less Policy loans. Here is an example:

   Let us say your total accumulation value is $1,000 and you have an outstanding loan of $300.

   We will limit the total amount of accumulation value less Policy loans ($1,000 minus $300 = $700) that may be invested in restricted investment options to 30% of your total accumulation value less Policy loans, which is $210 (30% of $700 = $210). If, on a monthly deduction day, the total amount invested in restricted investment options is greater than 30% of your total accumulation value less Policy loans (greater than $210), you will not be in compliance with the 30% requirement.

   Your Policy identifies the initial list of restricted investment options. We reserve the right to add or remove restricted investment options and will advise you of any changes. Our automatic rebalancing program assures that you adhere to the 30% requirement for restricted investment options. See "Automatic rebalancing" on page 31. Currently we require that you maintain automatic rebalancing on at least an annual basis. We reserve the right, however, to require that you rebalance more often than annually.

   In the event your current premium allocation designation includes an investment option which becomes unavailable, we will revise your automatic rebalancing percentages proportionally among the investment options remaining in your premium allocation designation. You may give us new automatic rebalancing instructions if you wish.

   The restricted investment options currently are:

   .  AIM V.I. International Growth Fund

   .  Credit Suisse Trust Small Cap Growth Portfolio

   .  Franklin Templeton VIP Franklin Small Cap Value Securities Fund

   .  Franklin Templeton VIP Templeton Foreign Securities Fund

   .  Janus Aspen International Growth Portfolio

   .  JPMorgan Small Company Portfolio

   .  MFS (R) VIT New Discovery Series

   .  Oppenheimer Global Securities Fund/VA

   .  PIMCO VIT CommodityRealReturn Strategy Portfolio

   .  Putnam VT International Growth and Income Fund

   .  VALIC Company I International Equities Fund

   .  VALIC Company I Small Cap Index Fund

   Monthly guarantee period benefit - As indicated above in "Requirements to purchase the Rider," if you purchase this rider we will not issue either of the guarantee period benefit riders. This rider, however, provides a monthly guarantee period benefit based on your payment of monthly guarantee premiums. The monthly guarantee premium for the initial specified amount and any benefit riders in force on the date of issue is shown on page 3 of your Policy. If you have purchased this rider, the "monthly guarantee premium" in your Policy refers to the monthly guarantee period benefit under this rider. There is no additional charge for this rider's monthly guarantee period benefit. The more supplemental coverage you select, however, the higher are the monthly guarantee premiums. The guarantee period begins on the date of issue and ends on:

   .  the Policy anniversary nearest the insured person's attained age 65; or

   .  the 10th Policy anniversary, if later.

   Policy months are measured from the date of issue. On the first day of each Policy month that you are covered by this rider we determine if the monthly guarantee premium requirement has been met, as follows:

       if the sum of all premiums paid to date, minus withdrawals and minus any outstanding Policy loan amount, equals or exceeds the sum of all monthly guarantee premiums, beginning with the date of issue and including the monthly guarantee premium for the then-current month, then you have met the monthly guarantee premium requirement.

   The Policy will not terminate (i.e., lapse) during the guarantee period if, on the first day of each Policy month during that period you have met the monthly guarantee premium requirement. See "Policy Lapse and Reinstatement" on page 61.

   If you do not meet the monthly guarantee premium requirement, we will notify you in writing within 30 days. The guarantee period benefit will remain in force during the 61-day period that follows the failure to meet the monthly guarantee premium requirement. The notice will advise you of the amount of premium you must pay to keep the guarantee period benefit from terminating. If you do not pay the amount required to keep the benefit in force by the end of the 61-day period, the guarantee period benefit will terminate and cannot be reactivated.

   If the monthly guarantee period benefit terminates and the cash surrender value is insufficient, the Policy will then lapse unless you pay an amount of premium sufficient to keep the Policy from lapsing. However, the monthly guarantee period benefit will not be reactivated even if you pay enough premium to keep your Policy from lapsing.

   Whenever you increase or decrease your specified amount, change the percentage of base and supplemental coverages, change death benefit Options, add or delete another benefit rider, increase or decrease another benefit rider, or change premium class, we calculate a new monthly guarantee premium. Except as described in "Termination," below, these changes will not affect the terms or the duration of the monthly guarantee period benefit or the rider. The amount you must pay to keep the guarantee period benefit in force will increase or decrease. We can calculate your new monthly guarantee premium as the result of a Policy change, before you make the change. Please contact either your agent or the Administrative Center, shown under "Contact Information" on page 5 for this purpose.

   . For increases in the specified amount, the new monthly guarantee premium is calculated based on the insured person's attained age on the effective date of the increase, and the amount of the increase.

   . For decreases in the specified amount, the new monthly guarantee premium is adjusted on a pro-rata basis. For instance, if the specified amount is reduced by one-half the monthly guarantee premium is reduced by one-half.

   . For the addition or deletion of any other benefit rider, the monthly guarantee premium will be increased or decreased by the amount of the charge for the rider.

   . For a change in premium class, the new monthly guarantee premium is calculated based on the insured person's attained age and the new premium class.

   Reinstatement - If the Policy lapses, this rider may be reinstated with the Policy if benefits are not being paid under this rider at the time of lapse, subject to:

   .  evidence of insurability; and

   .  payment of the necessary premium to reinstate the Policy.

   Termination - This rider will terminate if:

   .  the Policy terminates or matures:

   . withdrawals have been taken during the eligibility period and the Guaranteed Benefit Balance has been reduced to zero;

   .  automatic rebalancing has been discontinued;

   . automatic rebalancing percentages are changed allowing for more than 30% of the Policy's total accumulation value less Policy loans to be invested in restricted investment options;

   . the insured person reaches attained age 70 and no withdrawals were taken during the eligibility period;

   .  any of the following occurs after the eligibility period begins:

      .  the Policy's specified amount is increased; or

      .  the Policy's death benefit Option is changed; or

      . any other rider is added or is terminated prior to its scheduled termination date; or

      .  the Policy's premium class is changed (including a change in rating);

      or

   . the Policy's specified amount is decreased for any reason other than due to a partial surrender. This includes changing the death benefit Option from Option 1 to Option 2.)

Tax Consequences of Additional Rider Benefits.

   Adding or deleting riders, or increasing or decreasing coverage under existing riders can have tax consequences. See "Tax Effects" starting on page 62. You should consult a qualified tax adviser.

                              POLICY TRANSACTIONS

   The following transactions may have different effects on the accumulation value, death benefit, specified amount or cost of insurance. You should consider the net effects before requesting a Policy transaction. See "Policy Features" on page 25. Certain transactions also entail charges. For information regarding other charges, see "Charges Under the Policy" on page 56.

E-Delivery, E-Service, Telephone Transactions and Written Transactions

   See page 19 for information regarding E-Delivery, E-Service, telephone transactions and written transactions.

Withdrawing Policy Investments

   Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest, and less any surrender charge that then applies. We call this amount your "cash surrender value." Because of the surrender charge, it is unlikely that a Platinum Investor VIP Policy will have any cash surrender value during at least the first year.

   Partial surrender. You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We will automatically reduce your Policy's accumulation value by the amount of your withdrawal and any related charges. We do not allow partial surrenders that would reduce the death benefit below $50,000.

   If the Option 1 or Option 3 death benefit is then in effect, we also will reduce your Policy's specified amount by the amount of such withdrawal and charges, but not below $0. We will take any such reduction in specified amount in accordance with the description found under "Changing the Specified Amount of Insurance" on page 33. We also deduct any remaining surrender charge that is associated with any portion of your Policy's base coverage.

   You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the partial surrender in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

   There is a maximum partial surrender processing fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge currently is $10.

   Exchange of Policy in certain states. Certain states require that a Policy owner be given the right to exchange the Policy for a fixed benefit life insurance policy, within either 18 or 24 months from the date of issue. This right is subject to various conditions imposed by the states and us. In such states, this right has been more fully described in your Policy or related endorsements to comply with the applicable state requirements.

   Policy loans. You may at any time borrow from us an amount up to your Policy's cash surrender value less the interest that will be payable on your loan to your next Policy anniversary. The minimum amount you can borrow is $500 or, if less, your Policy's cash surrender value less the loan interest payable to your next Policy anniversary. These rules are not applicable in all states.

   We remove from your investment options an amount equal to your loan and hold that part of your accumulation value in the Fixed Account as collateral for the loan. We will credit your Policy with interest on this collateral amount at a guaranteed annual effective rate of 4.0% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at an annual effective rate of 4.75%. Loan interest is payable annually, on the Policy anniversary, in advance, at a rate of 4.54%. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan. Interest you pay on Policy loans will not, in most cases, be deductible on your tax returns.

   You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

   You may repay all or part (but not less than $100 unless it is the final payment) of your loan at any time before the death of the insured person while the Policy is in force. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. Any loan repayments go first to repay all loans that were taken from the Fixed Account. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan (increased by any unearned loan interest we may have already charged) will be deducted from the proceeds we pay following the insured person's death.

   Preferred loan interest rate. We will charge a lower interest rate on loans available after the first 10 Policy years. We call these "preferred loans." The maximum amount eligible for preferred loans for any year is:

   . 10% of your Policy's accumulation value (which includes any loan collateral we are holding for your Policy loans) at the Policy anniversary; or

   . if less, your Policy's maximum remaining loan value at that Policy anniversary.

   We will always credit your preferred loan collateral amount at a guaranteed annual effective rate of 4.0%. We intend to set the rate of interest you are paying to the same 4.0% rate we credit to your preferred loan collateral amount, resulting in a zero net cost (0.00%) of borrowing for that amount. We have full discretion to vary the rate we charge you, provided that the rate:

   . will always be greater than or equal to the guaranteed preferred loan collateral rate of 4.0%, and

   .  will never exceed an annual effective rate of 4.25%.

   Because we first began offering the Policies in the year 2006, we have not yet declared a preferred loan interest rate.

   Maturity of your Policy. If the insured person is living on the "Maturity Date" shown on page 3 of your Policy, we will pay you the cash surrender value of the Policy, and the Policy will end. The maturity date can be no later than the Policy anniversary nearest the insured person's 100th birthday, unless you have elected the Maturity Extension Rider. See "Maturity Extension Rider," on page 39.

   Tax considerations. Please refer to "Federal Tax Considerations" on page 61 for information about the possible tax consequences to you when you receive any loan, surrender or other funds from your Policy. A Policy loan may cause the Policy to lapse which may result in adverse tax consequences.

                                POLICY PAYMENTS

Payment Options

   The beneficiary will receive the full death benefit proceeds from the Policy as a single sum, unless the beneficiary elects another method of payment within 60 days of the insured person's death. Likewise, the Policy owner will receive the full proceeds that become payable upon full surrender or the maturity date, unless the Policy owner elects another method of payment within 60 days of full surrender or the maturity date.

   The payee can elect that all or part of such proceeds be applied to one or more of the following payment options. If the payee dies before all guaranteed payments are paid, the payee's heirs or estate will be paid the remaining payments.

   The payee can elect that all or part of such proceeds be applied to one or more of the following payment options:

   .  Option 1--Equal monthly payments for a specified period of time.

   . Option 2--Equal monthly payments of a selected amount of at least $60 per year for each $1,000 of proceeds until all amounts are paid out.

   . Option 3--Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

   . Option 4--Proceeds left to accumulate at an interest rate of 2% compounded annually for any period up to 30 years. At the payee's request we will make payments to the payee monthly, quarterly, semiannually, or annually. The payee can also request a partial withdrawal of any amount of $500 or more. There is no charge for partial withdrawals.

   Additional payment options may also be available with our consent. We have the right to reject any payment option if the payee is a corporation or other entity. You can read more about each of these options in the Policy and in the separate form of payment contract that we issue when any such option takes effect.

   Interest rates that we credit under each option will be at least 2%.

   Change of payment option. The owner may give us written instructions to change any payment option previously elected at any time while the Policy is in force and before the start date of the payment option.

   Tax impact. If a payment option is chosen, you or your beneficiary may have adverse tax consequences. You should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

The Beneficiary

   You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the lifetime of the insured person unless your previous designation of beneficiary provides otherwise. In this case the previous beneficiary must give us permission to change the beneficiary and then we will accept your instructions. We also require the consent of any irrevocably named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Assignment of a Policy

   You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action we take before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

Payment of Proceeds

   General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

   Delay of Fixed Account proceeds. We have the right, however, to defer payment or transfers of amounts out of the Fixed Account for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% a year from the date we receive all items we require to make the payment.

   Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

   Delay of Separate Account VL-R proceeds. We reserve the right to defer computation of values and payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account VL-R, if:

   .  the NYSE is closed other than weekend and holiday closings;

   .  trading on the NYSE is restricted;

   . an emergency exists as determined by the SEC or other appropriate regulatory authority, such that disposal of securities or determination of the accumulation value is not reasonably practicable; or

   .  the SEC by order so permits for the protection of Policy owners.

   Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account VL-R values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

   Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application or any application for a change in coverage. However,

   . We cannot challenge the Policy after it has been in effect, during the insured person's lifetime, for two years from the date the Policy was issued or restored after termination.

      (Some states may require that we measure this time in another way. Some states may also require that we calculate the amount we are required to pay in another way.)

   . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during the insured person's lifetime.

   . We cannot challenge an additional benefit rider that provides benefits if the insured person becomes totally disabled, after two years from the later of the Policy's date of issue or the date the additional benefit rider becomes effective.

   Delay required under applicable law. We may be required under applicable law to block a request for transfer or payment, including a Policy loan request, under a Policy until we receive instructions from the appropriate regulator.

                        ADDITIONAL RIGHTS THAT WE HAVE

   We have the right at any time to:

   . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

   . transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

   . end the automatic rebalancing feature if your accumulation value falls below $5,000;

   . replace the underlying Fund that any investment option uses with another Fund, subject to SEC and other required regulatory approvals;

   . add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Policies from one investment option and put them into another, subject to SEC and other required regulatory approvals;

   . operate Separate Account VL-R under the direction of a committee or discharge such a committee at any time;

   . operate Separate Account VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

   . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

   We also have the right to make some variations in the terms and conditions of a Policy. Any variations will be made only in accordance with uniform rules that we establish. Here are the potential variations:

   Underwriting and premium classes. We currently have nine premium classes we use to decide how much the monthly insurance charges under any particular Policy will be:

   .  Four Non-Tobacco classes: preferred plus, preferred, standard and special;

   .  Three Tobacco classes: preferred, standard and special; and

   .  Two Juvenile classes: juvenile and special juvenile.

   Various factors such as the insured person's age, health history, occupation and history of tobacco use, are used in considering the appropriate premium class for the insured. "Tobacco use" refers to not only smoking, but also the use of other products that contain nicotine. Tobacco use includes the use of nicotine patches and nicotine gum. Premium classes are described in your Policy.

   Policies purchased through "internal rollovers". We maintain published rules that describe the procedures necessary to replace life insurance policies we have issued. Not all types of other insurance are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

   State law requirements. AGL is subject to the insurance laws and regulations in every jurisdiction in which the Policies are sold. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. These variations will be reflected in your Policy and related endorsements.

   Variations in expenses or risks. AGL may vary the charges and other terms within the limits of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy.

   You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek Policy owner approval and SEC and other regulatory approvals.

                           CHARGES UNDER THE POLICY

   Statutory premium tax charge. Unless your Policy was issued in Oregon, we deduct from each premium a charge for the tax that is then applicable to us in your state or other jurisdiction. These taxes, if any, currently range in the United States from 0.5% to 3.5%. Please let us know if you move to another jurisdiction, so we can adjust this charge if required. You are not permitted to deduct the amount of these taxes on your income tax return. We use this charge to offset our obligation to pay premium tax on the Policies.

   Tax charge back. If you are a resident of Oregon at the time you purchase a Policy, there is no premium tax charge. Instead, we will deduct from each premium a tax charge back that is permissible under Oregon law. If you later move from Oregon to a state that has a premium tax, we will not charge you a premium tax. We deduct the tax charge back from each premium you pay, regardless of the state in which you reside at the time you pay the premium. The current tax charge back is 2% of each premium. We may change the tax charge back amount but any change will only apply to new Policies we issue. We use the charge partly to offset our obligation to pay premium taxes on the same Policy if you move to another state. We also use the charge to pay for the cost of additional administrative services we provide under these Policies.

   Premium expense charge. After we deduct premium tax (or a tax charge back if we issued your Policy in Oregon) from each premium payment, we currently deduct 5.0% from the remaining amount. We may increase this charge for all years, but it will never exceed 7.5% of all premium payments. AGL receives this charge to cover sales expenses, including commissions.

   Daily charge (mortality and expense risk fee). We will deduct a daily charge at an annual effective rate of 0.70% (7/10 of 1%) of your accumulation value that is then being invested in any of the variable investment options. After a Policy has been in effect for 10 years, however, we will reduce this rate to an annual effective rate of 0.35%, and after 20 years, to an annual effective rate of 0.00%. We guarantee these rate reductions through the Policy's first 20 years. We reserve the right after 20 years to assess up to an annual effective rate of 0.15%. Since the Policies were first offered only in the year 2006, the reduction has not yet taken effect under any outstanding Policies. Policies issued in Maryland refer to this charge as an "account value charge." AGL receives this charge to pay for our mortality and expense risks.

   Flat monthly charge. We will deduct $6 from your accumulation value each month. We may lower this charge but it is guaranteed to never exceed $6. The flat monthly charge is the "Monthly Administration Fee" shown on page 3A of your Policy. AGL receives this charge to pay for the cost of administrative services we provide under the Policies, such as regulatory mailings and responding to Policy owners' requests.

   Monthly charge per $1,000 of base coverage. The Policies have a monthly expense per $1,000 of specified amount which will be deducted during the first five Policy years and during the first five years following any increase in specified amount. This charge varies according to the age, gender and premium class of the insured person, as well as the amount of coverage. The dollar amount of this charge changes with each increase in your Policy's specified amount. (We describe your specified amount under "Your specified amount of insurance" on page 25.) This charge can range from a maximum of $1.61 for each $1000 of specified amount to a minimum of $0.05 for each $1000 of specified amount. The representative charge (referred to as "Example" in the Tables of Charges on page 14) is $0.18 for each $1000 of specified amount. The initial amount of this charge is shown on page 3A of your Policy and is called "Monthly Expense Charge for the First Five Years." AGL receives this charge to pay for underwriting costs and other costs of issuing the Policies, and also to help pay for the administrative services we provide under the Policies.

   Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "net amount at risk" on that date. Our net amount at risk is the difference between (a) the death benefit that would be payable before reduction by policy loans if the insured person died on that date and (b) the then total accumulation value under the Policy. For otherwise identical Policies:

   .  greater amounts at risk result in a higher monthly insurance charge; and

   . higher cost of insurance rates also result in a higher monthly insurance charge.

   Keep in mind that investment performance of the investment options in which you have accumulation value will affect the total amount of your accumulation value. Therefore your monthly insurance charge can be greater or less, depending on investment performance.

   Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy. Our current rates are lower than the guaranteed maximum rates for insured persons in most age, gender and premium classes, although we have the right at any time to raise these rates to not more than the guaranteed maximum.

   In general the longer you own your Policy, the higher the cost of insurance rate will be as the insured person grows older. Also our cost of insurance rates will generally be lower if the insured person is a female than if a male. Similarly, our current cost of insurance rates are generally lower for non-tobacco users (insured persons who do not use tobacco or other products that contain nicotine) than tobacco users, and for persons considered to be in excellent health. On the other hand, insured persons who present particular health, occupational or non-work related risks may require higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policies.

   Finally, our current cost of insurance rates for the same insured person differ depending on the specified amount in force on the day the charge is deducted. We have different rates we apply for specified amounts. The highest rates begin with the minimum specified amount. The rates decline on a graduated schedule as the specified amount increases. Your agent can discuss the schedule with you. Our cost of insurance rates are generally higher under a Policy that has been in force for some period of time than they would be under an otherwise identical Policy purchased more recently on the same insured person.

   AGL receives this charge to fund the death benefits we pay under the Policies.

   Monthly charges for additional benefit riders. We will deduct charges monthly from your accumulation value, if you select additional benefit riders. The charge for the guaranteed minimum withdrawal benefit rider, however, will be assessed daily. The charges for any rider you select will vary by Policy within a range based on either the personal characteristics of the insured person or the specific coverage you choose under the rider. The riders we currently offer are accidental death benefit rider, children's insurance benefit rider, two versions of maturity extension rider, spouse term rider, terminal illness rider, waiver of monthly deduction rider, two versions of guarantee period benefit rider and guaranteed minimum withdrawal benefit rider. The riders are described beginning on page 38, under "Additional Benefit Riders." The specific charges for any riders you choose are shown on page 3 of your Policy. AGL receives these charges to pay for the benefits under the riders and to help offset the risks we assume.

   Surrender charge. The Policies have a surrender charge that applies for a maximum of the first 10 Policy years (and for a maximum of the first 10 Policy years after any increase in the Policy's base coverage). We will apply the surrender charge only to the base coverage portion of the specified amount.

   The amount of the surrender charge depends on the age and other insurance characteristics of the insured person. Your Policy's surrender charge will be found in the table beginning on page 28 of the Policy. As shown in the Tables of Charges beginning on page 11 the maximum surrender charge is $49 per $1,000 of the base coverage portion of the specified amount (or any increase in the base coverage portion of the specified amount). The minimum surrender charge is $3 per $1,000 of the base coverage (or any increase in the base coverage). The representative surrender charge (referred to as "Example" in the Tables of Charges) is $16 per $1,000 of base coverage (or any increase in the base coverage).

   The surrender charge decreases on an annual basis until, in the eleventh year, it is zero. These decreases are also based on the age and other insurance characteristics of the insured person.

   The following chart illustrates how the surrender charge declines over the first 10 Policy years. The chart is for a 38 year old male, who is the same person to whom we refer in the Tables of Charges beginning on page 11 under "Example Charge." Surrender charges may differ for other insured persons because the amount of the annual reduction in the surrender charge may differ.



                 Surrender Charge for a 38 Year Old Male
                    ---------------------------------------
Policy Year                          1   2   3   4   5   6  7   8   9   10  11
-----------                         --- --- --- --- --- --- --  --  --  --  --
Surrender Charge Per $1,000 of
  Base Coverage                     $16 $16 $16 $14 $12 $10 $8  $6  $4  $2  $0

   We will deduct the entire amount of any then applicable surrender charge from the accumulation value at the time of a full surrender. Upon a requested decrease in a Policy's base coverage portion of the specified amount, we will deduct any remaining amount of the surrender charge that was associated with the base coverage that is canceled. This includes any decrease that results from any requested partial surrender. See "Partial surrender" on page 50 and "Change of death benefit option" on page 34.

   For those Policies that lapse in the first 10 Policy years, AGL receives surrender charges to help recover sales expenses, which are higher for base coverage than for supplemental coverage. Higher amounts of base coverage result in higher charges, including higher surrender charges. The older and the greater health risk the insured person is when the Policy is issued, the more premium we need to pay for all Policy charges. As a result, we use the insured person's age, sex and premium class to help determine the appropriate rate of surrender charge per $1,000 of base coverage to help us offset these higher sales charges.

   Partial surrender processing fee. We will charge a maximum fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge is currently $10. AGL receives this charge to help pay for the expense of making a partial surrender.

   Transfer fee. We will charge a $25 transfer fee for each transfer between investment options that exceeds 12 each Policy Year. This charge will be deducted from the investment options in the same ratio as the requested transfer. AGL receives this charge to help pay for the expense of making the requested transfer.

   Illustrations. If you request illustrations more than once in any Policy year, we may charge a maximum fee of $25 for the illustration. AGL receives this charge to help pay for the expenses of providing additional illustrations.

   Policy loans. We will charge you interest on any loan at an annual effective rate of 4.75%. The loan interest charged on a preferred loan (available after the first 10 Policy years) will never exceed an annual effective rate of 4.25%. AGL receives these charges to help pay for the expenses of administering and providing for Policy loans. See "Policy loans" beginning on page 51.

   Charge for taxes. We can adjust charges in the future on account of taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value. In no event will any adjusted charge exceed the maximum guaranteed charge shown in the Tables of Charges on pages 11 - 17. All maximum guaranteed charges also appear in your Policy.

   For a further discussion regarding these charges we will deduct from your investment in a Policy, see "More About Policy Charges" on page 60.

   Allocation of charges. You may choose the investment options from which we deduct all monthly charges and any applicable surrender charges. If you do not have enough accumulation value in those investment options, we will deduct these charges in the same ratio the charges bear to the unloaned accumulation value you then have in each investment option.

More About Policy Charges

   Purpose of our charges. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

   . mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay);

   . sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

   . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and

   . expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

   The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as the insured person dies.

   General. If the charges that we collect from the Policies exceed our total costs in connection with the Policies, we will earn a profit. Otherwise we will incur a loss. We reserve the right to increase the charges to the maximum amounts on Policies issued in the future.

   Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge for any purpose.

                              ACCUMULATION VALUE

   Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page 56 under "Statutory premium tax charge" (or "Tax charge back" if you are a resident of Oregon when you purchase your Policy) and "Premium expense charge." We invest the rest in one or more of the investment options listed in the chart on page 21 of this prospectus. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "accumulation value."

   Your investment options. We invest the accumulation value that you have allocated to any variable investment option in shares of a corresponding Fund. Over time, your accumulation value in any such investment option will increase or decrease in accordance with the investment experience of the Fund. Your accumulation value will also be reduced by Fund charges and certain other charges that we deduct from your Policy. We describe these charges beginning on page 56 under "Charges Under the Policy."

   You can review other important information about the Funds that you can choose in the separate prospectuses for those Funds. You can request additional free copies of these prospectuses from your AGL representative or from the Administrative Center. See "Contact Information" on page 5.

   We invest any accumulation value you have allocated to the Fixed Account as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an annual effective rate of at least 3%. Although this interest increases the amount of any accumulation value that you have in the Fixed Account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 59. The "daily charge" described on page 56 and the fees and expenses of the Funds discussed on page 17 do not apply to the Fixed Account.

   Policies are "non-participating." You will not be entitled to any dividends from AGL.

                        POLICY LAPSE AND REINSTATEMENT

   While either of the guarantee period benefit riders (discussed on page 41 under "Monthly Guarantee Premium Rider for First 20 Years" and on page 42 under "Monthly Guarantee Premium Rider to Age 100") or the guarantee period benefit of the guaranteed minimum withdrawal benefit rider (discussed on page 44 under "Guaranteed Minimum Withdrawal Benefit Rider") is in force, your Policy will not enter a grace period or terminate. You must, however, pay the monthly guarantee premiums or the age 100 monthly guarantee premiums, depending on which rider you have in force. You cannot reinstate the monthly guarantee premium rider for first 20 years, the monthly guarantee premium rider to age 100 or the guarantee period benefit of the guaranteed minimum withdrawal benefit rider once coverage expires or terminates for any reason. After these riders expire or terminate, if your Policy's cash surrender value (the Policy's accumulation value less Policy loans and loan interest during the first five Policy years) falls to an amount insufficient to cover the monthly charges, we will notify you by letter that you have 61 days from the due date of the premium to pay the necessary charges to avoid lapse of the Policy. You are not required to repay any outstanding Policy loan in order to reinstate your Policy. If the insured person dies during the grace period we will pay the death benefit reduced by the charges that are owed at the time of death. The grace period begins with the first day of the Policy month for which all charges could not be paid. If we do not receive your payment by the end of the grace period, your Policy and all riders will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within five years (or, if earlier, before the Policy's maturity date), and you must present evidence that the insured person still meets our requirements for issuing coverage. You will find additional information in the Policy about the values and terms of the Policy after it is reinstated.

                          FEDERAL TAX CONSIDERATIONS

   Generally, the death benefit paid under a Policy is not subject to income tax, and earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

   Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply. If your Policy lapses, you may have to pay income tax on a portion of any outstanding loan.

Tax Effects

   This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident. The consequences for corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. The following discussion of federal income tax treatment is general in nature and is not intended as tax advice. You should consult with a competent tax adviser to determine the specific federal tax treatment of your Policy based on your individual factual situation.

   General. The Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under
Section 7702 of the Code and (b) for as long as the investments made by the underlying Funds satisfy certain investment diversification requirements under
Section 817(h) of the Code. We believe that the Policy will meet these requirements at issue and that:

   . the death benefit received by the beneficiary under your Policy will generally not be subject to federal income tax; and

   . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

   The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract," explained in the following discussion. In all cases, however, the character of all income that is described as taxable to the payee will be ordinary income (as opposed to capital gain).

   Testing for modified endowment contract status. The Code provides for a "seven-pay test." This test determines if your Policy will be a "modified endowment contract."

   If, at any time during the first seven Policy years:

   .  you have paid a cumulative amount of premiums;

   . the cumulative amount exceeds the premiums you would have paid by the same time under a similar fixed-benefit life insurance policy; and

   . the fixed benefit policy was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits ("paid-up" means no future premium payments are required) after the payment of seven level annual premiums;

   then your Policy will be a modified endowment contract.

   Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and

(b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount, and certain other changes.

   If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount that you request or that results from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract.

   We will monitor your Policy and attempt to notify you on a timely basis to prevent additional premium payments from causing your Policy to become a modified endowment contract.

   A life insurance policy that is received in a tax free I.R.C. Section 1035 exchange for a modified endowment contract will also be considered a modified endowment contract.

   Other effects of Policy changes. Changes made to your Policy (for example, a decrease in specified amount that you request or that results from a partial surrender that you request) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

   Rider benefits. We believe that premium payments and any benefits or other benefits to be paid under any rider you may purchase under your Policy will not disqualify your Policy as life insurance for tax purposes. However, the tax law related to rider benefits is complex and some uncertainty exists. You should consult a qualified tax adviser regarding any rider you may purchase.

   Taxation of pre-death distributions if your Policy is not a modified endowment contract. As long as your Policy remains in force during the insured person's lifetime and not as a modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the Policy loan generally will not be tax deductible.

   After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, however, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

   On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a Policy loan, the cancellation of such loan and any accrued loan interest will be treated as a distribution and could be subject to federal income tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

   Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy while the insured person is still living will be taxed on an "income-first" basis. Distributions:

   . include loans (including any increase in the loan amount to pay interest on an existing loan, or an assignment or pledge to secure a loan) and partial surrenders;

   . will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy; and

   . have their taxability determined by aggregating all modified endowment contracts issued by the same insurer (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year.

   For modified endowment contracts, your basis:

   .  is similar to the basis described above for other policies; and

   . will be increased by the amount of any prior loan under your Policy that was considered taxable income to you.

   A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply:

   .  to taxpayers 59 1/2 years of age or older;

   .  in the case of a disability (as defined in the Code); or

   . to distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

   If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax and, unless one of the above exceptions applies, the 10% penalty tax.

   Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

   Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

   Diversification and investor control. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the insured person died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account VL-R, through the Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Funds, we will enter into agreements with them requiring the Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

   The Treasury Department has stated that it anticipates the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Funds within Separate
Account VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of Separate Account VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that AGL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account VL-R.

   Estate and generation skipping taxes. If the insured person is the Policy's owner, the death benefit under the Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

   The enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001 (P.L. 107-16) (the "2001 Act") brought significant change to the transfer tax system, the most notable being the repeal of the estate and generation-skipping transfer (GST) taxes in 2010. Prior to repeal, a number of modifications are made to the maximum estate tax rate and the estate and gift tax applicable exclusion amounts. The 2001 Act increases the estate tax applicable exclusion amount to $2.0 million for decedents dying in 2006. In order to comply with the Congressional Budget Act of 1974, the 2001 Act provides that all provisions of, and amendments made by, the 2001 Act will not apply to estates of decedents dying, gifts made, or generation-skipping transfers, after December 31, 2010. Unless Congress acts affirmatively in the interim, the Code will thereafter be applied and administered as if these provisions had not been enacted.

   As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $2.0 million in 2006. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

   The particular situation of each Policy owner, insured person or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

   Life insurance in split dollar arrangements. The IRS and Treasury issued final regulations on split dollar life insurance arrangements September 11, 2003. The final regulations substantially adopted prior proposed regulations.

   In general, a split dollar insurance arrangement involves two parties agreeing to split the premium and/or benefits of a life insurance policy. These arrangements are often used as a type of employee compensation or for making gifts among family members. The regulations provide two mutually exclusive regimes for taxing split dollar life insurance arrangements: the "economic benefit" regime and the "loan" regime. The economic benefit regime, under which the non-owner of the policy is treated as receiving certain economic benefits from its owner, applies to endorsement arrangements and most non-equity split dollar life insurance arrangements. The loan regime applies to collateral assignment arrangements and other arrangements in which the non-owner could be treated as loaning amounts to the owner. These final regulations apply to any split dollar life insurance arrangement entered into after September 17, 2003. Additionally, these regulations apply to any split dollar life insurance arrangements entered into before September 17, 2003, if the arrangement is materially modified after September 17, 2003.

   In addition, it should be noted that split dollar arrangements characterized as loans for tax purposes may be affected by the Corporate Responsibility Act of 2002 also referred to as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits loans from companies publicly traded in the United States to their executives and officers. The status of split dollar arrangement under the Act is uncertain, in part because the SEC may view the tax treatment of such arrangements as instructive.

   Purchasers of life insurance policies are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from a split dollar arrangement.

   Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

   The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy's accumulation value will not be subject to federal income tax. However, the policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan. The rules for determining "P.S. 58" costs are currently provided under Notice 2002-8, I.R.B. 2002-4.

   There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

   Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

   ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

   Our taxes. We report the operations of Separate Account VL-R in our federal income tax return, but we currently pay no income tax on Separate
Account VL-R's investment income and capital gains, because these items are, for tax purposes, reflected in our variable universal life insurance policy reserves. We currently make no charge to any Separate Account VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account VL-R for income taxes we incur that are allocable to the Policy.

   We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to Separate Account VL-R or allocable to the Policy.

   Certain Funds in which your accumulation value is invested may elect to pass through to AGL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AGL.

   When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

   In the case of non-resident aliens who own a Policy, the withholding rules may be different. With respect to distributions from modified endowment contracts, non-resident aliens are generally subject to federal income tax withholding at a statutory rate of the distributed amount. In some cases, the non-resident alien may be subject to lower or even no withholding if the United States has entered into a tax treaty with his or her country of residence.

   Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

                               LEGAL PROCEEDINGS

   AGL is a party to various lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions that permit damage awards disproportionate to the actual damages incurred. Based upon information presently available, AGL believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on AGL's results of operations and financial position.

   The principal underwriter and distributor of the Policies, American General Equity Services Corporation ("AGESC"), offered general securities prior to October 1, 2002. As a consequence, AGESC is engaged in certain legal matters related to its previous line of business. AGESC believes that none of these legal matters are of any materiality. More information about AGESC can be found in the SAI.

                             FINANCIAL STATEMENTS

   The Financial Statements of AGL, the Separate Account and American Home can be found in the SAI. You may obtain a free copy of these Financial Statements if you write us at our Administrative Center, which is located at 2727-A Allen Parkway, Houston, Texas 77019, or call us at 1-800-340-2765.

   This index should help you to locate more information about some of the terms and phrases used in this prospectus.

                      INDEX OF SPECIAL WORDS AND PHRASES



                                                                     Page to
                                                                   See in this
Defined Term                                                       Prospectus
------------                                                       -----------
accumulation value................................................      8
Administrative Center.............................................      5
age 100 monthly guarantee premium.................................     42
automatic rebalancing.............................................     31
base coverage.....................................................     28
basis.............................................................     63
beneficiary.......................................................     53
cash surrender value..............................................      7
cash value accumulation test......................................     26
close of business.................................................     37
Code..............................................................     38
Contact Information...............................................      5
cost of insurance rates...........................................     57
daily charge......................................................     56
date of issue.....................................................     37
death benefit.....................................................      6
dollar cost averaging.............................................     31
Fixed Account.....................................................     24
full surrender....................................................      7
Fund, Funds.......................................................      6
grace period......................................................      9
guarantee period benefit..........................................     30
Guaranteed Benefit Balance........................................     45
guideline premium test............................................     26
insured person....................................................      1
investment options................................................     60
lapse.............................................................      9
loan (see "Policy loans" in this Index)...........................      7
loan interest.....................................................     59
maturity date.....................................................     52
modified endowment contract.......................................     62
monthly deduction day.............................................     37

                      INDEX OF SPECIAL WORDS AND PHRASES



                                                                     Page to
                                                                   See in this
Defined Term                                                       Prospectus
------------                                                       -----------
monthly guarantee premiums........................................      9
monthly insurance charge..........................................     57
net amount at risk................................................     13
Option 1, Option 2, Option 3......................................      6
partial surrender.................................................     50
payment options...................................................     52
planned periodic premiums.........................................     29
Policy loans......................................................     51
Policy months.....................................................     37
Policy year.......................................................     37
preferred loan....................................................     51
premium class.....................................................     55
premium payments..................................................     29
reinstate, reinstatement..........................................     61
required minimum death benefit....................................     26
required minimum death benefit percentage.........................     27
Separate Account VL-R.............................................     18
seven-pay test....................................................     62
specified amount..................................................     25
supplemental coverage.............................................     28
transfers.........................................................     31
valuation date....................................................     36
valuation period..................................................     37
variable investment options.......................................     21

                  THIS DOCUMENT IS NOT PART OF ANY PROSPECTUS.

[LOGO] AIG AMERICAN GENERAL                                      Privacy Notice

AIG American General knows that your privacy is important. You have received this notice as required by law and because you are now or may be a customer of one of our companies. This notice will advise you of the types of Nonpublic Personal Information we collect, how we use it, and what we do to protect your privacy.

"Nonpublic Personal Information" refers to personally identifiable information that is not available to the public.

"Employees, Representatives, Agents, and Selected Third Parties" refers to individuals or entities who act on our behalf.

     . Our Employees, Representatives, Agents, and Selected Third Parties may collect Nonpublic Personal Information about you, including information:

          .    Given to us on applications or other forms;

          .    About transactions with us, our affiliates, or third parties;

          . From others, such as credit reporting agencies, employers, and federal and state agencies.

     . The types of Nonpublic Personal Information we collect depends on the products we offer to you and may include your: name; address; Social Security Number; account balances; income; assets; insurance premiums; coverage and beneficiaries; credit reports; marital status; and payment history. We may also collect Nonpublic Personal Health Information, such as medical reports, to underwrite insurance policies, process claims, or for other related functions.

     . We restrict access to Nonpublic Personal Information to those Employees, Representatives, Agents, or Selected Third Parties who provide products or services to you and who have been trained to handle Nonpublic Personal Information as described in this Notice.

     . We have policies and procedures that direct our Employees, Representatives, Agents and Selected Third Parties acting for us, on how to protect and use Nonpublic Personal Information.

     . We have physical, electronic, and procedural safeguards in place that were designed to protect Nonpublic Personal Information.

     . We do not share Nonpublic Personal Information about you except as allowed by law.

     . We may disclose all types of Nonpublic Personal Information that we collect, including information regarding your transactions or experiences with us, when needed, to:

          (i) Affiliated AIG American General companies, including the American International Group Inc. family of companies, and Employees, Representatives, Agents, and Selected Third Parties as permitted by law; or

          (ii) other organizations with which we have joint marketing agreements as permitted by law.

     . The types of companies and persons to whom we may disclose Nonpublic Personal Information as permitted by law include: banks; attorneys; trustees; third-party administrators; insurance agents; insurance companies; insurance support organizations; credit reporting agencies; registered broker-dealers; auditors; regulators; and reinsurers.

     . We do not share your Nonpublic Personal Health Information unless authorized by you or allowed by law.

     . Our privacy policy applies, to the extent required by law, to our agents and representatives when they are acting on behalf of AIG American General.

     .    You will be notified if our privacy policy changes.

     .    Our privacy policy applies to current and former customers.

This Privacy Notice is given to you for your information only. You do not need to call or take any action.

This Privacy Notice is provided on behalf of the following companies:

AGC Life Insurance Company, AIG Life Insurance Company of Puerto Rico, AIG Life Insurance Company, AIG Life of Bermuda, Ltd., AIG Premier Insurance Company, AIG Worldwide Life Insurance of Bermuda, Ltd American General Assurance Company, American General Equity Services Corporation, American General Indemnity Company, American General Life and Accident Insurance Company, American General Life Insurance Company, American General Property Insurance Company of Florida, American General Property Insurance Company, American General Securities Incorporated, American International Life Assurance Company of New York, Delaware American Life Insurance Company, Pacific Union Assurance Company, The United States Life Insurance Company in the City of New York.

California, New Mexico and Vermont Residents Only:
Following the law of your state, we will not disclose nonpublic personal financial information about you to nonaffiliated third parties (other than as permitted by law) unless you authorize us to make that disclosure. Your authorization must be in writing. If you wish to authorize us to disclose your nonpublic personal financial information to nonaffiliated third parties, you may write to us at: American General Service Center, P.O. Box 4373, Houston, Texas 77210-4373.

(C) 2006 American International Group, Inc. All rights reserved.

AGLC0375 Rev0306

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..  Policy information available         American General Life Insurance Company
   --  Values                           A member company of American
   --  Billing information               International Group, Inc.

..  Transactions available               VUL Administration
   --  Address changes                  P.O. Box 4880
   --  VUL allocation changes           Houston, Texas 77210-4880
   --  VUL fund transfers               www.aigag.com
   --  Beneficiary changes
                                        Variable life insurance policies are
.. Service forms can be downloaded       issued by American General Life
                                        Insurance Company and distributed by
.. Frequently asked questions (FAQ)      American General Equity Services
                                        Corporation, member NASD and a member
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                                        Group, Inc.
.. Receive email notifications of
  newly posted                          American General Life Insurance
  --  VUL prospectuses                  Company does not solicit business in
  --  Fund financial reports            the state of New York. Policies not
                                        available in all states.
/1/  AIG American General,
     www.aigag.com, is the marketing    (C) 2006 American International Group,
     name for the insurance companies   Inc. All rights reserved.
     and affiliates of American
     International Group, Inc. (AIG),   AGLC101116 REV0306
     which comprise AIG's Domestic
     Life Insurance Operations.

================================================================================

WE KNOW LIFE.(R)                                  [LOGO OF AIG AMERICAN GENERAL]

                   THIS DOCUMENT IS NOT PART OF ANY PROSPECTUS

[LOGO] AIG AMERICAN GENERAL

For additional information about the Platinum Investor(R) VIP Policies and the Separate Account, you may request a copy of the Statement of Additional Information (the "SAI"), dated March 31, 2006. We have filed the SAI with the SEC and have incorporated it by reference into this prospectus. You may obtain a free copy of the SAI and the Policy or Fund prospectuses if you write us at our Administrative Center, which is located at 2727-A Allen Parkway, Houston, Texas 77019 or call us at 1-800-340-2765. You may also obtain the SAI from an insurance representative through which the Policies may be purchased. Additional information about the Platinum Investor VIP Policies, including personalized illustrations of death benefits, cash surrender values, and cash values is available without charge to individuals considering purchasing a Policy, upon request to the same address or phone number printed above. We may charge current Policy owners $25 per illustration if they request more than one personalized illustration in a Policy year.

Information about the Separate Account, including the SAI, can also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Inquiries on the operations of the Public Reference Room may be made by calling the SEC at 1-202-942-8090. Reports and other information about the Separate Account are available on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549.

Policies issued by:

American General Life Insurance Company
A member company of American International Group, Inc.
2727-A Allen Parkway, Houston, TX 77019

Platinum Investor VIP Flexible Premium Variable Life Insurance
Policy Form Number 05604

Not available in the state of New York

Distributed by American General Equity Services Corporation
Member NASD
A member company of American International Group, Inc.

The underwriting risks, financial obligations and support functions associated with the products issued by American General Life Insurance Company ("AGL") are its responsibility. AGL is responsible for its own financial condition and contractual obligations. AGL does not solicit business in the state of New York. The Policies are not available in all states.

(C) 2006 American International Group, Inc. All rights reserved.

For E-Service and E-Delivery, or to view and print Policy or Fund prospectuses visit us at www.aigag.com

[LOGO] IMSA INSURANCE MARKETPLACE STANDARDS ASSOCIATION

Membership in IMSA applies only to American General Life Insurance Company and not to its products.

ICA File No. 811-08561

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R

                           PLATINUM INVESTOR(R) VIP

          FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

                                   ISSUED BY

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                         VUL ADMINISTRATION DEPARTMENT

                   P.O. BOX 4880, HOUSTON, TEXAS 77210-4880

  TELEPHONE: 1-800-340-2765; 1-713-831-3443; HEARING IMPAIRED: 1-888-436-5258

                      STATEMENT OF ADDITIONAL INFORMATION

                             DATED MARCH 31, 2006

   This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the prospectus for American General Life Insurance Company Separate Account VL-R (the "Separate Account" or "Separate Account VL-R") dated March 31, 2006, describing the Platinum Investor VIP flexible premium variable universal life insurance policies (the "Policy" or "Policies"). The Policy prospectus sets forth information that a prospective investor should know before investing. For a copy of the Policy prospectus, and any prospectus supplements, contact American General Life Insurance Company ("AGL") at the address or telephone numbers given above. Terms used in this SAI have the same meanings as are defined in the Policy prospectus.

                               TABLE OF CONTENTS

GENERAL INFORMATION........................................................ 3

   AGL..................................................................... 3
   Separate Account VL-R................................................... 3
   American Home Assurance Company......................................... 3

SERVICES................................................................... 4

DISTRIBUTION OF THE POLICIES............................................... 4

PERFORMANCE INFORMATION.................................................... 6

ADDITIONAL INFORMATION ABOUT THE POLICIES.................................. 6

       Gender neutral policies............................................. 6
       Cost of insurance rates............................................. 6
       Certain arrangements................................................ 7
   More About the Fixed Account............................................ 7
       Our general account................................................. 7
       How we declare interest............................................. 7
   Adjustments to Death Benefit............................................ 7
       Suicide............................................................. 7
       Wrong age or gender................................................. 7
       Death during grace period........................................... 8

ACTUARIAL EXPERT........................................................... 8

MATERIAL CONFLICTS......................................................... 8

FINANCIAL STATEMENTS....................................................... 9

   Separate Account Financial Statements................................... 9
   AGL Financial Statements................................................ 9
   American Home Financial Statements...................................... 9
   Index to Financial Statements........................................... 9

                              GENERAL INFORMATION

AGL

   We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG American General is a marketing name of AGL and its affiliates. The commitments under the Policies are AGL's, and AIG has no legal obligation to back those commitments.

   AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

Separate Account VL-R

   We hold the Fund shares in which any of your accumulation value is invested in Separate Account VL-R. Separate Account VL-R is registered as a unit investment trust with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. We created the Separate Account on May 6, 1997 under Texas law.

   For record keeping and financial reporting purposes, Separate Account VL-R is divided into 70 separate "divisions," 44 of which are available under the Policies offered by the Policy prospectus as variable "investment options." All of these 44 divisions and the remaining 26 divisions are offered under other AGL policies. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option.

   The assets in Separate Account VL-R are our property. The assets in the Separate Account may not be used to pay any liabilities of AGL other than those arising from the Policies. AGL is obligated to pay all amounts under the Policies due the Policy owners. We act as custodian for the Separate Account's assets.

American Home Assurance Company

   American Home Assurance Company ("American Home") is a stock property-casualty insurance company incorporated under the laws of the State of New York on February 7, 1899. American Home's principal executive office is located at 70 Pine Street, New York, New York 10270. American Home is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. American Home is a wholly owned subsidiary of American International Group, Inc. and an affiliate of AGL.

                                   SERVICES

   AGL and American General Life Companies, LLC ("AGLC"), are parties to a services agreement. AGL and AGLC are each indirect wholly-owned subsidiaries of AIG and therefore affiliates of one another. AGLC is a Delaware limited liability company established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address is 2727-A Allen Parkway, Houston, Texas 77019-2191. Under the services agreement, AGLC provides shared services to AGL and certain other life insurance companies under the AIG holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services. During 2005, 2004 and 2003, AGL paid AGLC for these services $317,771,939, $329,659,308 and $299,019,857, respectively.

   We have not designed the Policies for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. We currently have no contractual agreements or any other formal or informal arrangements with any entity or individual permitting such transfers and receive no compensation for any such contract or arrangement.

                         DISTRIBUTION OF THE POLICIES

   American General Equity Services Corporation ("AGESC"), #1 Franklin Square, Springfield, Illinois 62713, a Delaware corporation and a direct wholly-owned subsidiary of AGL, is the principal underwriter and distributor of the Policies for the Separate Account under a Distribution Agreement between AGESC and AGL. AGESC also acts as principal underwriter for AGL's other separate accounts and for the separate accounts of certain AGL affiliates. AGESC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the National Association of Securities Dealers, Inc. ("NASD"). AGESC, as the principal underwriter and distributor, is not paid any fees on the Policies.

   The Policies are offered on a continuous basis.

   We and AGESC have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of the NASD.

   We pay compensation directly to broker-dealers and banks for promotion and sales of the Policies. The compensation may vary with the sales agreement, but is generally not expected to exceed:

  . 90% of the premiums received in the first Policy year up to a "target premium";

  . 3% of the premiums up to the target premium received in each of Policy years 2 through 10;

  . 3% of the premiums in excess of the target premium received in each of Policy years 1 through 10;

  . 0.25% of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each of Policy years 2 through 10;

  . 0.15% of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each of Policy years 11 through 20;

  . a comparable amount of compensation to broker-dealers or banks with respect to any increase in the specified amount of coverage that you request; and

  . any amounts that we may pay for broker-dealers or banks expense allowances, bonuses, wholesaler fees, training allowances or additional compensation for the Policies.

   At our discretion, we may pay additional first Policy year commissions to any broker-dealer or bank for sales conducted by a particular registered representative of that broker-dealer or bank. We may pay up to a total of 115% of the premiums we receive in the first Policy year.

   The target premium is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on certain assumptions that we believe are reasonable. The target premium is also the maximum amount of premium to which the first year commission rate applies. Commissions paid on premiums received in excess of the target premium are paid at the excess rate. The target premium is an amount calculated in accordance with the method of calculation and rates from the AGL target premium schedules. AGL may change the target premium schedules from time to time. The target premium applicable to a particular coverage shall be determined from the schedule in force when the first premium for such coverage is entered as paid in accounting records of AGL.

   If the total amount of premiums paid in the first Policy year (on a per Policy basis) is less than the target premium, premium received at any time through the second Policy year, up to the balance of the first year target premium, will receive the first Policy year 90% commission rate. Any additional premium received in the second Policy year will be treated as second Policy year premium.

   The maximum value of any alternative amounts we may pay for sales of the Policies is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

   We pay the compensation directly to any selling broker-dealer firm or bank. We pay the compensation from our own resources which does not result in any additional charge to you that is not described in your Policy. Each broker-dealer firm or bank, in turn, may compensate its registered representative or employee who acts as agent in selling you a Policy.

   We sponsor a non-qualified deferred compensation plan ("Plan") for our insurance agents. Some of our agents are registered representatives of our subsidiary broker-dealer American General Securities Incorporated and sell the Policies. These agents may, subject to regulatory approval, receive benefits under the Plan when they sell the Policies. The benefits are deferred and the Plan terms may result in the agent never receiving the benefits. The Plan provides for a varying amount of benefits annually. We have the right to change the Plan in ways that affect the amount of benefits earned each year.

                            PERFORMANCE INFORMATION

   From time to time, we may quote performance information for the divisions of Separate Account VL-R in advertisements, sales literature, or reports to owners or prospective investors.

   We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Fund in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges. We also may present the yield or total return of the investment option in which a division invests.

   We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of AGL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

                   ADDITIONAL INFORMATION ABOUT THE POLICIES

   Gender neutral policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, premium class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender. In general, we do not offer policies for sale in situations which, under current law, require gender-neutral premiums or benefits. However, we offer Platinum Investor VIP Policies on both a gender-neutral and a sex-distinct basis.

   Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value proportionately to each increment of specified amount to compute our net amount at risk.

   Certain arrangements. Most of the advisers or administrators of the Funds make certain payments to us, on a quarterly basis, for certain administrative, Policy, and Policy owner support expenses. These amounts will be reasonable for the services performed and are not designed to result in a profit. Except for the PIMCO Variable Insurance Trust, these amounts will not be paid by the Funds or Policy owners.

More About the Fixed Account

   Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared Fixed Account. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

   How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our Fixed Account, but it will always be at an effective annual rate of at least 3%.

   Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our fixed Account. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our fixed Account will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

Adjustments to Death Benefit

   Suicide. If the insured person commits suicide during the first two Policy years, we will limit the proceeds payable to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans (plus credit for any unearned interest) and any partial surrenders.

   A new two-year period begins if you increase the specified amount. You can increase the specified amount only if the insured person is living at the time of the increase. In this case, if the insured person commits suicide during the first two years following the increase, we will refund the monthly insurance deductions attributable to the increase. The death benefit will then be based on the specified amount in effect before the increase.

   Wrong age or gender. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

   Death during grace period. We will deduct from the insurance proceeds any monthly charges that remain unpaid because the insured person died during a grace period.

                               ACTUARIAL EXPERT

   Actuarial matters have been examined by Wayne A. Barnard who is Senior Vice President of AGL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

                              MATERIAL CONFLICTS

   We are required to track events to identify any material conflicts from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the Funds, AGL, and other insurance companies participating in the Funds have this same duty. There may be a material conflict if:

  .   state insurance law or federal income tax law changes;

  .   investment management of an investment portfolio changes; or

  . voting instructions given by owners of variable life insurance Policies and variable annuity contracts differ.

   The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). Therefore, there is a possibility that a material conflict may arise between the interests of owners in general, or certain classes of owners, and these retirement plans or participants in these retirement plans.

   If there is a material conflict, we have the duty to determine appropriate action, including removing the portfolios involved from our variable investment options. We may take other action to protect Policy owners. This could mean delays or interruptions of the variable operations.

   When state insurance regulatory authorities require us, we may ignore instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to owners.

   Under the Investment Company Act of 1940, we must get your approval for certain actions involving our Separate Account. In this case, you have one vote for every $100 of value you have in the variable investment options. We cast votes credited to amounts in the variable investment options not credited to Policies in the same proportion as votes cast by owners.

                             FINANCIAL STATEMENTS

   In 2002, due to AIG's acquisition of AGL and its affiliated companies, AGL changed its independent auditor from Ernst & Young LLP, located at 1401 McKinney Street, Suite 1200, 5 Houston Center, Houston, Texas 77010 to PricewaterhouseCoopers LLP ("PwC") located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002-5678. AIG has been using PwC as its corporate-wide auditing firm.

Separate Account Financial Statements

   The statement of net assets as of December 31, 2004 and the related statement of operations for the year then ended and statements of changes in net assets for the two years ended December 31, 2004 of the Separate Account, appearing herein, have been audited by PwC, an independent registered public accounting firm, on the authority of such firm as experts in accounting and auditing, as set forth in their report appearing elsewhere herein.

   The unaudited statement of net assets as of September 30, 2005 and the related statement of operations for the period then ended and statements of changes in net assets for the period ended September 30, 2005 and December 31, 2004 of the Separate Account also appear herein.

   As of the date of this SAI, none of the assets of the Separate Account were attributable to the Policies.

AGL Financial Statements

   The consolidated balance sheets of AGL as of December 31, 2005 and 2004 and the related statements of income, shareholder's equity, comprehensive income and cash flows for the three years ended December 31, 2005, appearing herein, have been audited by PwC, an independent registered public accounting firm, on the authority of such firm as experts in accounting and auditing, as set forth in their report appearing elsewhere herein.

American Home Financial Statements

   The statutory statement of admitted assets, liabilities, capital and surplus of American Home as of December 31, 2004, and the related statutory statements of income and changes in capital and surplus and of cash flow for the year then ended appear elsewhere herein, in reliance on the report (which contains an explanatory paragraph relating to American Home's adjustment to unassigned surplus at January 1, 2004) of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

Index to Financial Statements

   You should consider the financial statements of AGL that we include in this SAI primarily as bearing on the ability of AGL to meet its obligations under the Policies.

   You should only consider the financial statements of American Home that we include in this SAI as bearing on the ability of American Home, as guarantor, to meet its obligations under a guarantee that guarantees the insurance obligation of the Policies.

I.     Separate Account VL-R 2004 Financial Statements                Page
                                                                    ---------
Report of PricewaterhouseCoopers LLP, Independent Registered
  Public Accounting Firm........................................... VL-R - 1
Statement of Net Assets as of December 31, 2004.................... VL-R - 2
Statement of Operations for the year ended December 31, 2004....... VL-R - 4
Statement of Changes in Net Assets for the years ended
  December 31, 2004 and 2003 (restated)............................ VL-R - 6
Notes to Financial Statements...................................... VL-R - 23

II.    AGL Separate Account VL-R 2005 Interim Financial Statements    Page
                                                                    ---------
Statement of Net Assets as of September 30, 2005 (unaudited)....... VL-R - 1
Statement of Operations for the period ended September 30, 2005
  (unaudited)...................................................... VL-R - 3
Statement of Changes in Net Assets for the period ended
  September 30, 2005 (unaudited) and December 31, 2004............. VL-R - 5
Notes to Financial Statements...................................... VL-R - 22

III.   AGL 2005 Consolidated Financial Statements                     Page
                                                                    ---------
Report of PricewaterhouseCoopers LLP, Independent Registered
  Public Accounting Firm...........................................   F - 1
Consolidated Balance Sheets as of December 31, 2005 and 2004
  (restated).......................................................   F - 2
Consolidated Statements of Income for the years ended December 31,
  2005, 2004 (restated) and 2003 (restated)........................   F - 4
Consolidated Statements of Shareholder's Equity for the years
  ended December 31, 2005, 2004 (restated) and 2003 (restated).....   F - 5
Consolidated Statements of Comprehensive Income for the years
  ended December 31, 2005, 2004 (restated) and 2003 (restated).....   F - 6
Consolidated Statements of Cash Flows for the years ended
  December 31, 2005, 2004 (restated) and 2003 (restated)...........   F - 7
Notes to Consolidated Financial Statements.........................   F - 9

IV.    American Home December 31, 2004 Financial Statements           Page
       (Statutory Basis)                                            ---------

Report of PricewaterhouseCoopers LLP, Independent Auditors.........         1
Statement of Admitted Assets, Liabilities, Capital and Surplus
  (Statutory Basis) as of December 31, 2004........................         3
Statement of Operations and Capital and Surplus Account (Statutory
  Basis) for the year ended December 31, 2004......................         5
Statement of Cash Flow (Statutory Basis) for the year ended
  December 31, 2004................................................         6
Notes to Statutory Basis Financial Statements......................         7

[LOGO] AIG AMERICAN GENERAL

                                               Variable Universal Life Insurance
                                                           Separate Account VL-R

                                                                            2004
                                                                   Annual Report

                                                               December 31, 2004

                                         American General Life Insurance Company
                          A member company of American International Group, Inc.

[LETTERHEAD] PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Suite 2900
1201 Louisiana
Houston, TX 77002-5678
Telephone (713) 356-4000

             Report of Independent Registered Public Accounting Firm

To the Board of Directors of American General Life Insurance Company and Policy Owners of American General Life Insurance Company Separate Account VL-R

In our opinion, the accompanying statement of net assets, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the Divisions listed in Note A of American General Life Insurance Company Separate Account VL-R (the "Separate Account") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the investment companies, provide a reasonable basis for our opinion. The financial highlights as of and for the year ended December 31, 2001 were audited by other independent auditors whose report dated March 7, 2002, expressed an unqualified opinion thereon.

As discussed in Note H to the financial statements, the Separate Account has restated net investment income (loss) and capital gain distributions from mutual funds for certain Divisions for the year ended December 31, 2003, and the related investment income ratio for the years ended December 31, 2003 and 2002.

PRICEWATERHOUSECOOPERS LLP

April 29, 2005

                                     VL-R-1

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF NET ASSETS
December 31, 2004

                                                                             Investment     Due from (to) American
                                                                          securities - at   General Life Insurance
Divisions                                                                    fair value             Company           Net Assets
--------------------------------------------------------------------------------------------------------------------------------
AIM V.I. International Growth Fund - Series I                               $ 7,563,147              $  6            $ 7,563,153
AIM V.I. Premier Equity Fund - Series I                                      13,152,254                 1             13,152,255
Alger American Leveraged AllCap Portfolio - Class O Shares                      545,330                 6                545,336
Alger American MidCap Growth Portfolio - Class O Shares                         993,231                 4                993,235
American Century VP Value Fund - Class I                                     14,474,643                10             14,474,653
Ayco Growth Fund                                                                     --                --                     --
Credit Suisse Small Cap Growth Portfolio                                      1,893,798                (5)             1,893,793
Dreyfus IP MidCap Stock Portfolio - Initial shares                            3,846,771                (1)             3,846,770
Dreyfus VIF Developing Leaders Portfolio - Initial shares                    11,920,104                 1             11,920,105
Dreyfus VIF Quality Bond Portfolio - Initial shares                           8,065,115                (5)             8,065,110
Fidelity VIP Asset Manager Portfolio - Service Class 2                        4,840,496                --              4,840,496
Fidelity VIP Contrafund Portfolio - Service Class 2                          16,620,579                (3)            16,620,576
Fidelity VIP Equity-Income Portfolio - Service Class 2                       17,326,174                (5)            17,326,169
Fidelity VIP Growth Portfolio - Service Class 2                              11,490,581                 1             11,490,582
Fidelity VIP Mid Cap Portfolio - Service Class 2                              1,118,796                 4              1,118,800
Franklin Templeton - Franklin Small Cap Fund - Class 2                          157,374                 2                157,376
Franklin Templeton - Franklin Small Cap Value Securities Fund - Class 2       1,175,221                 4              1,175,225
Franklin Templeton - Franklin U.S. Government Fund - Class 2                 11,474,861               (10)            11,474,851
Franklin Templeton - Mutual Shares Securities Fund - Class 2                  7,724,611                 4              7,724,615
Franklin Templeton - Templeton Foreign Securities Fund - Class 2             11,266,401                 7             11,266,408
Goldman Sachs Capital Growth Fund                                             8,695,097                 8              8,695,105
Janus Aspen Series International Growth Portfolio - Service Shares            3,280,905                (7)             3,280,898
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares                  2,643,890                --              2,643,890
Janus Aspen Series Worldwide Growth Portfolio - Service Shares                4,019,074                (1)             4,019,073
JPMorgan Mid Cap Value Portfolio                                                509,644                 5                509,649
JPMorgan Small Company Portfolio                                              1,785,141                 1              1,785,142
MFS VIT Capital Opportunities Series - Initial Class                          4,217,754                (4)             4,217,750
MFS VIT Emerging Growth Series - Initial Class                               14,668,356               (10)            14,668,346
MFS VIT New Discovery Series - Initial Class                                  3,452,798                 4              3,452,802
MFS VIT Research Series - Initial Class                                       1,781,804               (16)             1,781,788
MFS VIT Total Return Series - Initial Class                                     912,933                 1                912,934
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I                       2,808,001                (3)             2,807,998
Neuberger Berman AMT Partners Portfolio - Class I                               137,641                 2                137,643
Oppenheimer Balanced Fund/VA - Non-Service Shares                               660,047                 5                660,052
Oppenheimer Global Securities Fund/VA - Non-Service Shares                    1,085,642                 7              1,085,649
Oppenheimer High Income Fund/VA - Non-Service Shares                            100,163                --                100,163
PIMCO VIT Real Return Portfolio - Administrative Class                       13,041,675                --             13,041,675
PIMCO VIT Short-Term Portfolio - Administrative Class                         5,997,396                 5              5,997,401
PIMCO VIT Total Return Portfolio - Administrative Class                      11,861,073                26             11,861,099
Pioneer Fund VCT Portfolio - Class I                                          3,345,341                --              3,345,341
Pioneer Growth Opportunities VCT Portfolio - Class I                          5,632,694                (1)             5,632,693
Putnam VT Diversified Income Fund - Class IB                                  7,533,333                 5              7,533,338
Putnam VT Growth and Income Fund - Class IB                                  18,083,616                 2             18,083,618
Putnam VT International Growth and Income Fund - Class IB                     5,485,413                11              5,485,424
Putnam VT Small Cap Value Fund - Class IB                                       497,050                10                497,060
Putnam VT Vista Fund - Class IB                                                  84,210                 9                 84,219
Putnam VT Voyager Fund - Class IB                                               330,361                 2                330,363
Safeco RST Core Equity Portfolio                                                     --                --                     --
Safeco RST Growth Opportunities Portfolio                                            --                --                     --
Scudder International Portfolio                                                      --                --                     --
Scudder VIT EAFE Equity Index Fund - Class A                                         --                --                     --

                             See accompanying notes.

                                     VL-R-2

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF NET ASSETS - CONTINUED
December 31, 2004

                                                                             Investment     Due from (to) American
                                                                          securities - at   General Life Insurance
Divisions                                                                    fair value             Company           Net Assets
--------------------------------------------------------------------------------------------------------------------------------
Scudder VIT Equity 500 Index Fund - Class A                                 $    18,849              $ --            $    18,849
SunAmerica - Aggressive Growth Portfolio - Class 1                              515,184                10                515,194
SunAmerica - SunAmerica Balanced Portfolio - Class 1                            734,164                (2)               734,162
UIF Equity Growth Portfolio - Class I                                         3,715,185                 2              3,715,187
UIF High Yield Portfolio - Class I                                            1,737,699                --              1,737,699
VALIC Company I - International Equities Fund                                 1,922,532                 7              1,922,539
VALIC Company I - Mid Cap Index Fund                                         15,462,377                (6)            15,462,371
VALIC Company I - Money Market I Fund                                        34,546,134               (21)            34,546,113
VALIC Company I - Nasdaq-100 Index Fund                                       3,660,913                 1              3,660,914
VALIC Company I - Science & Technology Fund                                   1,238,061                11              1,238,072
VALIC Company I - Small Cap Index Fund                                        4,939,968                 1              4,939,969
VALIC Company I - Stock Index Fund                                           38,879,463               (16)            38,879,447
Van Kampen LIT Emerging Growth Portfolio - Class I                               56,966                (2)                56,964
Van Kampen LIT Government Portfolio - Class I                                   178,102                 6                178,108
Van Kampen LIT Growth and Income Portfolio - Class I                          5,656,142                 2              5,656,144
Vanguard VIF High Yield Bond Portfolio                                        7,207,387                (9)             7,207,378
Vanguard VIF REIT Index Portfolio                                            10,602,996                --             10,602,996

                             See accompanying notes.

                                     VL-R-3

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004

                                       A             B           A+B=C          D             E               F           C+D+E+F
                                   ---------  --------------  ----------  ------------  -------------  --------------  -------------
                                                                                                                          Increase
                                               Mortality and                                             Net change    (decrease) in
                                   Dividends   expense risk       Net     Net realized   Capital gain   in unrealized    net assets
                                      from          and       investment   gain (loss)  distributions   appreciation     resulting
                                     mutual   administrative    income         on        from mutual   (depreciation)       from
Divisions                            funds        charges       (loss)     investments      funds      of investments    operations
---------------------------------  ---------  --------------  ----------  ------------  -------------  --------------  -------------
AIM V.I. International Growth
   Fund - Series I                  $ 43,867     $(38,730)    $   5,137    $(110,702)      $     --      $ 1,457,449     $1,351,884
AIM V.I. Premier Equity Fund -
   Series I                           59,565      (87,464)      (27,899)    (858,843)            --        1,519,897        633,155
Alger American Leveraged AllCap
   Portfolio - Class O Shares             --       (2,723)       (2,723)         945             --           38,443         36,665
Alger American MidCap Growth
   Portfolio - Class O Shares             --       (4,502)       (4,502)       6,725             --          100,002        102,225
American Century VP Value Fund -
   Class I                           106,239      (82,657)       23,582      135,589         82,411        1,361,242      1,602,824
Ayco Growth Fund                          --           --            --           --             --               --             --
Credit Suisse Small Cap Growth
   Portfolio                              --      (11,815)      (11,815)      46,497             --          117,955        152,637
Dreyfus IP MidCap Stock Portfolio
   - Initial shares                   13,788      (22,781)       (8,993)     113,020         88,761          252,274        445,062
Dreyfus VIF Developing Leaders
   Portfolio - Initial shares         22,759      (76,886)      (54,127)      53,386             --        1,125,190      1,124,449
Dreyfus VIF Quality Bond
   Portfolio - Initial shares        322,939      (55,822)      267,117      (20,434)            --          (46,460)       200,223
Fidelity VIP Asset Manager
   Portfolio - Service Class 2        96,232      (30,375)       65,857       70,848             --           62,578        199,283
Fidelity VIP Contrafund Portfolio
   - Service Class 2                  22,639      (89,150)      (66,511)      90,445             --        1,927,155      1,951,089
Fidelity VIP Equity-Income
   Portfolio - Service Class 2       176,578      (97,992)       78,586       42,557         46,017        1,408,052      1,575,212
Fidelity VIP Growth Portfolio -
   Service Class 2                    12,019      (69,398)      (57,379)     (58,095)            --          407,041        291,567
Fidelity VIP Mid Cap Portfolio -
   Service Class 2                        --       (4,466)       (4,466)      14,660             --          158,424        168,618
Franklin Templeton - Franklin
   Small Cap Fund - Class 2               --       (1,064)       (1,064)       1,271             --           14,818         15,025
Franklin Templeton - Franklin
   Small Cap Value Securities
   Fund - Class 2                      1,180       (4,679)       (3,499)      23,931             --          157,413        177,845
Franklin Templeton - Franklin
   U.S. Government Fund - Class 2    583,797      (80,785)      503,012      (40,394)            --         (151,309)       311,309
Franklin Templeton - Mutual
   Shares Securities Fund -
   Class 2                            51,702      (47,075)        4,627      102,975             --          682,712        790,314
Franklin Templeton - Templeton
   Foreign Securities Fund -
   Class 2                            88,111      (60,364)       27,747      141,983             --        1,433,732      1,603,462
Goldman Sachs Capital Growth Fund     59,310      (40,493)       18,817       19,744             --          653,622        692,183
Janus Aspen Series International
   Growth Portfolio - Service
   Shares                             23,690      (17,948)        5,742       44,263             --          425,750        475,755
Janus Aspen Series Mid Cap Growth
   Portfolio - Service Shares             --      (15,637)      (15,637)      35,873             --          388,478        408,714
Janus Aspen Series Worldwide
   Growth Portfolio - Service
   Shares                             34,390      (24,432)        9,958      (27,447)            --          167,748        150,259
JPMorgan Mid Cap Value Portfolio         618       (2,069)       (1,451)       4,481          1,064           60,999         65,093
JPMorgan Small Company Portfolio          --       (8,288)       (8,288)      26,522             --          294,323        312,557
MFS VIT Capital Opportunities
   Series - Initial Class             12,438      (24,826)      (12,388)     (46,987)            --          490,259        430,884
MFS VIT Emerging Growth Series -
   Initial Class                          --      (88,123)      (88,123)    (853,176)            --        2,514,875      1,573,576
MFS VIT New Discovery Series -
   Initial Class                          --      (20,846)      (20,846)         (79)            --          246,557        225,632
MFS VIT Research Series -
   Initial Class                      15,347      (10,265)        5,082       (3,382)            --          222,855        224,555
MFS VIT Total Return Series -
   Initial Class                      13,455       (6,121)        7,334        5,297             --           72,622         85,253
Neuberger Berman AMT Mid-Cap
   Growth Portfolio - Class I             --      (15,534)      (15,534)       5,856             --          369,446        359,768
Neuberger Berman AMT Partners
   Portfolio - Class I                    14         (918)         (904)         667             --           21,027         20,790
Oppenheimer Balanced Fund/VA -
   Non-Service Shares                  3,402       (3,300)          102        1,569             --           50,025         51,696
Oppenheimer Global Securities
   Fund/VA - Non-Service Shares        5,019       (4,422)          597        8,496             --          139,006        148,099
Oppenheimer High Income Fund/VA -
   Non-Service Shares                  5,245         (665)        4,580         (150)            --            2,560          6,990
PIMCO VIT Real Return Portfolio -
   Administrative Class              110,503      (73,925)       36,578      173,491        394,221          311,719        916,009
PIMCO VIT Short-Term Portfolio -
   Administrative Class               70,463      (37,656)       32,807        3,265         13,531          (14,634)        34,969
PIMCO VIT Total Return Portfolio
   - Administrative Class            213,718      (79,167)      134,551       77,968        170,475           57,924        440,918
Pioneer Fund VCT Portfolio -
   Class I                                --       (1,358)       (1,358)         501             --           73,097         72,240
Pioneer Growth Opportunities VCT
   Portfolio - Class I                    --       (2,330)       (2,330)         976             --          156,168        154,814
Putnam VT Diversified Income Fund
   - Class IB                        546,294      (29,000)      517,294       26,141             --          (17,044)       526,391
Putnam VT Growth and Income Fund
   - Class IB                        237,545      (94,091)      143,454      (55,906)            --        1,522,181      1,609,729
Putnam VT International Growth
   and Income Fund - Class IB         64,926      (34,898)       30,028       32,665             --          857,207        919,900
Putnam VT Small Cap Value Fund -
   Class IB                            1,521       (3,232)       (1,711)      10,858             --           91,048        100,195
Putnam VT Vista Fund - Class IB           --         (582)         (582)        (433)            --           13,691         12,676
Putnam VT Voyager Fund - Class IB        707       (2,322)       (1,615)      (5,058)            --           19,350         12,677

                             See accompanying notes.

                                     VL-R-4

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF OPERATIONS - CONTINUED
For the Year Ended December 31, 2004

                                       A             B           A+B=C          D             E               F           C+D+E+F
                                   ---------  --------------  ----------  ------------  -------------  --------------  -------------
                                                                                                                          Increase
                                               Mortality and                                             Net change    (decrease) in
                                   Dividends   expense risk       Net     Net realized   Capital gain   in unrealized    net assets
                                      from          and       investment   gain (loss)  distributions   appreciation     resulting
                                     mutual   administrative    income         on        from mutual   (depreciation)       from
Divisions                            funds        charges       (loss)     investments      funds      of investments    operations
---------------------------------  ---------  --------------  ----------  ------------  -------------  --------------  -------------
Safeco RST Core Equity Portfolio    $ 35,542    $ (21,220)     $ 14,322   $   258,706      $     --     $  (128,898)     $  144,130
Safeco RST Growth Opportunities
   Portfolio                              --      (35,015)      (35,015)    1,154,898            --        (244,287)        875,596
Scudder International Portfolio           --           --            --            --            --              --              --
Scudder VIT EAFE Equity Index
   Fund - Class A                         --           --            --            --            --              --              --
Scudder VIT Equity 500 Index Fund
   - Class A                             181         (126)           55          (110)           --           1,752           1,697
SunAmerica - Aggressive Growth
   Portfolio - Class 1                    --       (2,504)       (2,504)        7,078            --          59,599          64,173
SunAmerica - SunAmerica Balanced
   Portfolio - Class 1                 9,712       (3,790)        5,922         2,574            --          30,488          38,984
UIF Equity Growth Portfolio -
   Class I                             6,462      (26,788)      (20,326)     (366,107)           --         618,080         231,647
UIF High Yield Portfolio -
   Class I                           104,519      (11,862)       92,657       (82,802)           --         133,762         143,617
VALIC Company I - International
   Equities Fund                      23,532      (11,407)       12,125        12,197            --         260,211         284,533
VALIC Company I - Mid Cap Index
   Fund                              116,137      (97,676)       18,461        63,445       261,970       1,692,164       2,036,040
VALIC Company I - Money Market I
   Fund                              263,686     (226,753)       36,933            --            --              --          36,933
VALIC Company I - Nasdaq-100
   Index Fund                         19,308      (22,187)       (2,879)       14,891            --         286,502         298,514
VALIC Company I - Science &
   Technology Fund                        --       (7,500)       (7,500)      (18,283)           --          42,141          16,358
VALIC Company I - Small Cap Index
   Fund                               35,938      (28,965)        6,973       104,457            --         559,064         670,494
VALIC Company I - Stock Index
   Fund                              639,701     (287,922)      351,779    (1,394,158)      528,082       3,691,151       3,176,854
Van Kampen LIT Emerging Growth
   Portfolio - Class I                    --         (434)         (434)       (2,236)           --           5,913           3,243
Van Kampen LIT Government
   Portfolio - Class I                 8,349       (1,347)        7,002          (866)           --            (347)          5,789
Van Kampen LIT Growth and Income
   Portfolio - Class I                43,919      (33,792)       10,127        51,123            --         589,542         650,792
Vanguard VIF High Yield Bond
   Portfolio                         321,153      (38,190)      282,963        94,067            --          70,046         447,076
Vanguard VIF REIT Index Portfolio    202,057      (54,992)      147,065       151,782       133,973       1,752,276       2,185,096

                             See accompanying notes.

                                     VL-R-5

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS

                                                                                          Divisions
                                                        ----------------------------------------------------------------------------
                                                           AIM V.I.                           Alger American        Alger American
                                                        International   AIM V.I. Premier     Leveraged AllCap       MidCap Growth
                                                        Growth Fund -     Equity Fund -    Portfolio - Class O   Portfolio - Class O
                                                           Series I         Series I              Shares                Shares
                                                        -------------   ----------------   -------------------   -------------------
For the Year Ended December 31, 2004

OPERATIONS:
   Net investment income (loss)                          $    5,137       $   (27,899)          $ (2,723)             $  (4,502)
   Net realized gain (loss) on investments                 (110,702)         (858,843)               945                  6,725
   Capital gain distributions from mutual funds                  --                --                 --                     --
   Net change in unrealized appreciation
      (depreciation) of investments                       1,457,449         1,519,897             38,443                100,002
                                                         ----------       -----------           --------              ---------
Increase (decrease) in net assets resulting from
   operations                                             1,351,884           633,155             36,665                102,225
                                                         ----------       -----------           --------              ---------

PRINCIPAL TRANSACTIONS:
   Net premiums                                           1,107,075         2,566,159            144,802                252,027
   Net transfers from (to) other Divisions or fixed
      rate option                                         1,625,322           434,945            199,138                448,338
   Internal rollovers                                            --                --                 --                     --
   Cost of insurance and other charges                     (571,652)       (1,650,680)           (62,421)              (103,751)
   Administrative charges                                   (43,784)         (100,743)            (5,136)               (11,775)
   Policy loans                                            (130,660)         (102,066)                (4)                 7,362
   Terminations and withdrawals                            (170,236)         (593,204)            (2,151)                (3,827)
                                                         ----------       -----------           --------              ---------
Increase (decrease) in net assets resulting from
   principal transactions                                 1,816,065           554,411            274,228                588,374
                                                         ----------       -----------           --------              ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   3,167,949         1,187,566            310,893                690,599

NET ASSETS:
   Beginning of year                                      4,395,204        11,964,689            234,443                302,636
                                                         ----------       -----------           --------              ---------
   End of year                                           $7,563,153       $13,152,255           $545,336              $ 993,235
                                                         ==========       ===========           ========              =========
For the Year Ended December 31, 2003

OPERATIONS:
   Net investment income (loss)                          $   (4,839)      $   (43,040)          $    (41)             $    (468)
   Net realized gain (loss) on investments                 (593,810)       (1,581,995)                74                  3,238
   Capital gain distributions from mutual funds                  --                --                 --                     --
   Net change in unrealized appreciation
      (depreciation) of investments                       1,535,463         3,957,612              3,670                 23,049
                                                         ----------       -----------           --------              ---------
Increase (decrease) in net assets resulting from
   operations                                               936,814         2,332,577              3,703                 25,819
                                                         ----------       -----------           --------              ---------

PRINCIPAL TRANSACTIONS:
   Net premiums                                             993,314         2,893,233              7,670                 16,326
   Net transfers from (to) other Divisions or fixed
      rate option                                          (115,158)         (269,225)           228,598                270,505
   Internal rollovers                                            --                --                 --                     --
   Cost of insurance and other charges                     (551,493)       (1,877,618)            (4,623)                (9,040)
   Administrative charges                                   (35,209)         (111,346)              (353)                  (816)
   Policy loans                                             (26,827)          (95,683)              (552)                   185
   Terminations and withdrawals                            (276,223)         (742,081)                --                   (343)
                                                         ----------       -----------           --------              ---------
Increase (decrease) in net assets resulting from
   principal transactions                                   (11,596)         (202,720)           230,740                276,817
                                                         ----------       -----------           --------              ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                     925,218         2,129,857            234,443                302,636

NET ASSETS:
   Beginning of year                                      3,469,986         9,834,832                 --                     --
                                                         ----------       -----------           --------              ---------
   End of year                                           $4,395,204       $11,964,689           $234,443              $ 302,636
                                                         ==========       ===========           ========              =========

                             See accompanying notes.

                                     VL-R-6

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED

                                                                                        Divisions
                                                      -------------------------------------------------------------------------
                                                                                            Credit Suisse     Dreyfus IP MidCap
                                                       American Century VP   Ayco Growth      Small Cap       Stock Portfolio -
                                                      Value Fund - Class I      Fund       Growth Portfolio     Initial shares
                                                      --------------------   -----------   ----------------   -----------------
For the Year Ended December 31, 2004

OPERATIONS:
   Net investment income (loss)                            $    23,582       $        --      $  (11,815)        $   (8,993)
   Net realized gain (loss) on investments                     135,589                --          46,497            113,020
   Capital gain distributions from mutual funds                 82,411                --              --             88,761
   Net change in unrealized appreciation
      (depreciation) of investments                          1,361,242                --         117,955            252,274
                                                           -----------       -----------      ----------         ----------
Increase (decrease) in net assets resulting from
   operations                                                1,602,824                --         152,637            445,062
                                                           -----------       -----------      ----------         ----------

PRINCIPAL TRANSACTIONS:
   Net premiums                                              2,598,492                --         393,255            839,910
   Net transfers from (to) other Divisions or fixed
      rate option                                            2,418,145                --         311,653            272,504
   Internal rollovers                                               --                --              --                 --
   Cost of insurance and other charges                      (1,278,885)               --        (181,319)          (465,356)
   Administrative charges                                     (122,898)               --         (17,417)           (40,252)
   Policy loans                                               (126,507)               --         (18,832)           (10,493)
   Terminations and withdrawals                               (246,291)               --         (15,598)           (54,244)
                                                           -----------       -----------      ----------         ----------
Increase (decrease) in net assets resulting from
   principal transactions                                    3,242,056                --         471,742            542,069
                                                           -----------       -----------      ----------         ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                      4,844,880                --         624,379            987,131

NET ASSETS:
   Beginning of year                                         9,629,773                --       1,269,414          2,859,639
                                                           -----------       -----------      ----------         ----------
   End of year                                             $14,474,653       $        --      $1,893,793         $3,846,770
                                                           ===========       ===========      ==========         ==========

For the Year Ended December 31, 2003

OPERATIONS:
   Net investment income (loss)                            $    13,308       $    (6,431)     $   (5,108)        $   (8,098)
   Net realized gain (loss) on investments                    (113,748)       (1,915,469)            566             15,841
   Capital gain distributions from mutual funds                     --                --              --                 --
   Net change in unrealized appreciation
      (depreciation) of investments                          2,076,101         3,756,480         298,373            603,728
                                                           -----------       -----------      ----------         ----------
Increase (decrease) in net assets resulting from
   operations                                                1,975,661         1,834,580         293,831            611,471
                                                           -----------       -----------      ----------         ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                              1,933,044            43,307         226,793            673,023
   Net transfers from (to) other Divisions or fixed
      rate option                                            2,411,560        (8,523,709)        440,490            295,454
   Internal rollovers                                               --                --              --                 --
   Cost of insurance and other charges                      (1,066,847)         (566,235)       (112,769)          (363,758)
   Administrative charges                                      (91,943)           (2,459)        (10,793)           (32,326)
   Policy loans                                               (105,937)              272           1,284             (1,791)
   Terminations and withdrawals                               (610,640)           (8,938)        (26,394)           (24,024)
                                                           -----------       -----------      ----------         ----------
Increase (decrease) in net assets resulting from
   principal transactions                                    2,469,237        (9,057,762)        518,611            546,578
                                                           -----------       -----------      ----------         ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                      4,444,898        (7,223,182)        812,442          1,158,049

NET ASSETS:
   Beginning of year                                         5,184,875         7,223,182         456,972          1,701,590
                                                           -----------       -----------      ----------         ----------
   End of year                                             $ 9,629,773       $        --      $1,269,414         $2,859,639
                                                           ===========       ===========      ==========         ==========

                             See accompanying notes.

                                     VL-R-7

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED

                                                                                        Divisions
                                                 ----------------------------------------------------------------------------------
                                                     Dreyfus VIF          Dreyfus VIF                               Fidelity VIP
                                                 Developing Leaders       Quality Bond      Fidelity VIP Asset     Contrafund
                                                 Portfolio - Initial  Portfolio - Initial  Manager Portfolio -  Portfolio - Service
                                                       shares                shares            Service Class 2         Class 2
                                                 -------------------  -------------------  -------------------  -------------------
For the Year Ended December 31, 2004

OPERATIONS:
   Net investment income (loss)                      $   (54,127)         $   267,117           $   65,857          $   (66,511)
   Net realized gain (loss) on investments                53,386              (20,434)              70,848               90,445
   Capital gain distributions from mutual funds               --                   --                   --                   --
   Net change in unrealized appreciation
      (depreciation) of investments                    1,125,190              (46,460)              62,578            1,927,155
                                                     -----------          -----------           ----------          -----------
Increase (decrease) in net assets resulting
   from operations                                     1,124,449              200,223              199,283            1,951,089
                                                     -----------          -----------           ----------          -----------

PRINCIPAL TRANSACTIONS:
   Net premiums                                        2,465,860            1,310,857              933,973            3,355,343
   Net transfers from (to) other Divisions or
      fixed rate option                                  203,359              390,579              559,743            3,791,685
   Internal rollovers                                        262                   --              157,598                  837
   Cost of insurance and other charges                (1,335,731)            (936,290)            (482,855)          (1,402,062)
   Administrative charges                               (105,890)             (59,692)             (45,602)            (155,466)
   Policy loans                                         (194,241)              (4,094)              84,463              (42,427)
   Terminations and withdrawals                         (388,999)            (574,477)            (289,998)            (172,311)
                                                     -----------          -----------           ----------          -----------
Increase (decrease) in net assets resulting
   from principal transactions                           644,620              126,883              917,322            5,375,599
                                                     -----------          -----------           ----------          -----------

TOTAL INCREASE (DECREASE) IN NET ASSETS                1,769,069              327,106            1,116,605            7,326,688

NET ASSETS:
   Beginning of year                                  10,151,036            7,738,004            3,723,891            9,293,888
                                                     -----------          -----------           ----------          -----------
   End of year                                       $11,920,105          $ 8,065,110           $4,840,496          $16,620,576
                                                     ===========          ===========           ==========          ===========

For the Year Ended December 31, 2003

OPERATIONS:
   Net investment income (loss)                      $   (58,484)         $   251,226+          $   63,609          $   (32,722)
   Net realized gain (loss) on investments              (182,784)              28,230               (8,047)             226,646
   Capital gain distributions from mutual funds               --              165,946+                  --                   --
   Net change in unrealized appreciation
      (depreciation) of investments                    2,772,382             (124,635)             419,961            2,022,921
                                                     -----------          -----------           ----------          -----------
Increase (decrease) in net assets resulting
   from operations                                     2,531,114              320,767              475,523            2,216,845
                                                     -----------          -----------           ----------          -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                        2,503,579            1,567,678              565,088            2,107,417
   Net transfers from (to) other Divisions or
      fixed rate option                                  287,248               99,791              974,862            2,236,877
   Internal rollovers                                         --                   --                   --                   --
   Cost of insurance and other charges                (1,243,407)          (1,009,427)            (387,659)          (1,041,103)
   Administrative charges                               (106,929)             (70,077)             (26,659)            (101,730)
   Policy loans                                          (86,656)            (225,675)             389,292              (92,869)
   Terminations and withdrawals                       (1,409,821)            (596,804)            (582,833)          (2,461,920)
                                                     -----------          -----------           ----------          -----------
Increase (decrease) in net assets resulting
   from principal transactions                           (55,986)            (234,514)             932,091              646,672
                                                     -----------          -----------           ----------          -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                2,475,128               86,253            1,407,614            2,863,517

NET ASSETS:
   Beginning of year                                   7,675,908            7,651,751            2,316,277            6,430,371
                                                     -----------          -----------           ----------          -----------
   End of year                                       $10,151,036          $ 7,738,004           $3,723,891          $ 9,293,888
                                                     ===========          ===========           ==========          ===========

                             See accompanying notes.

                                     VL-R-8

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED

                                                                                        Divisions
                                                 --------------------------------------------------------------------------------
                                                 Fidelity VIP Equity-     Fidelity VIP     Fidelity VIP Mid  Franklin Templeton -
                                                  Income Portfolio -   Growth Portfolio -  Cap Portfolio -    Franklin Small Cap
                                                    Service Class 2      Service Class 2    Service Class 2     Fund - Class 2
                                                 --------------------  ------------------  ----------------  --------------------
For the Year Ended December 31, 2004

OPERATIONS:
   Net investment income (loss)                       $    78,586          $   (57,379)       $   (4,466)         $ (1,064)
   Net realized gain (loss) on investments                 42,557              (58,095)           14,660             1,271
   Capital gain distributions from mutual funds            46,017                   --                --                --
   Net change in unrealized appreciation
      (depreciation) of investments                     1,408,052              407,041           158,424            14,818
                                                      -----------          -----------        ----------          --------
Increase (decrease) in net assets resulting
   from operations                                      1,575,212              291,567           168,618            15,025
                                                      -----------          -----------        ----------          --------

PRINCIPAL TRANSACTIONS:
   Net premiums                                         3,290,771            2,708,198           232,349             5,217
   Net transfers from (to) other Divisions or
      fixed rate option                                 2,934,950            1,360,141           540,817            13,149
   Internal rollovers                                          --                   --                --                --
   Cost of insurance and other charges                 (1,457,940)          (1,365,721)          (89,163)           (3,831)
   Administrative charges                                (157,801)            (129,165)          (10,475)               --
   Policy loans                                           (48,429)             (49,004)          (42,088)           (2,407)
   Terminations and withdrawals                          (163,564)            (124,273)           (6,703)           (5,086)
                                                      -----------          -----------        ----------          --------
Increase (decrease) in net assets resulting
   from principal transactions                          4,397,987            2,400,176           624,737             7,042
                                                      -----------          -----------        ----------          --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 5,973,199            2,691,743           793,355            22,067

NET ASSETS:
   Beginning of year                                   11,352,970            8,798,839           325,445           135,309
                                                      -----------          -----------        ----------          --------
   End of year                                        $17,326,169          $11,490,582        $1,118,800          $157,376
                                                      ===========          ===========        ==========          ========

For the Year Ended December 31, 2003

OPERATIONS:
   Net investment income (loss)                       $    79,664          $   (43,980)       $     (438)         $   (870)
   Net realized gain (loss) on investments               (172,182)            (334,820)              119              (416)
   Capital gain distributions from mutual funds                --                   --                --                --
   Net change in unrealized appreciation
      (depreciation) of investments                     2,900,788            2,738,235            27,990            35,509
                                                      -----------          -----------        ----------          --------
Increase (decrease) in net assets resulting
   from operations                                      2,808,270            2,359,435            27,671            34,223
                                                      -----------          -----------        ----------          --------

PRINCIPAL TRANSACTIONS:
   Net premiums                                         2,363,111            2,194,072            23,093             5,767
   Net transfers from (to) other Divisions or
      fixed rate option                                 2,127,316            1,244,332           281,977             6,443
   Internal rollovers                                          --                   --                --                --
   Cost of insurance and other charges                 (1,086,303)          (1,020,329)           (6,292)           (3,612)
   Administrative charges                                (114,113)            (107,447)           (1,004)               --
   Policy loans                                             6,155               (9,205)               --               (44)
   Terminations and withdrawals                        (2,436,613)          (2,518,247)               --              (124)
                                                      -----------          -----------        ----------          --------
Increase (decrease) in net assets resulting
   from principal transactions                            859,553             (216,824)          297,774             8,430
                                                      -----------          -----------        ----------          --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 3,667,823            2,142,611           325,445            42,653

NET ASSETS:
   Beginning of year                                    7,685,147            6,656,228                --            92,656
                                                      -----------          -----------        ----------          --------
   End of year                                        $11,352,970          $ 8,798,839        $  325,445          $135,309
                                                      ===========          ===========        ==========          ========

                             See accompanying notes.

                                     VL-R-9

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED

                                                                                   Divisions
                                                 ---------------------------------------------------------------------------
                                                                          Franklin         Franklin
                                                 Franklin Templeton -   Templeton -       Templeton -     Franklin Templeton
                                                  Franklin Small Cap   Franklin U.S.     Mutual Shares       - Templeton
                                                   Value Securities      Government    Securities Fund -  Foreign Securities
                                                    Fund - Class 2     Fund - Class 2       Class 2         Fund - Class 2
                                                 --------------------  --------------  -----------------  ------------------
For the Year Ended December 31, 2004

OPERATIONS:
   Net investment income (loss)                       $   (3,499)       $   503,012        $    4,627         $    27,747
   Net realized gain (loss) on investments                23,931            (40,394)          102,975             141,983
   Capital gain distributions from mutual funds               --                 --                --                  --
   Net change in unrealized appreciation
      (depreciation) of investments                      157,413           (151,309)          682,712           1,433,732
                                                      ----------        -----------        ----------         -----------
Increase (decrease) in net assets resulting
   from operations                                       177,845            311,309           790,314           1,603,462
                                                      ----------        -----------        ----------         -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                          308,150            483,812           556,813             785,524
   Net transfers from (to) other Divisions or
      fixed rate option                                  607,846            (94,845)        1,027,855           3,029,410
   Internal rollovers                                         --                 --                --                  --
   Cost of insurance and other charges                   (97,500)          (920,094)         (511,405)           (576,892)
   Administrative charges                                (14,755)           (23,307)          (26,036)            (33,616)
   Policy loans                                          (46,611)            14,642            (2,740)             13,595
   Terminations and withdrawals                           (3,749)           (51,752)         (101,897)            (64,380)
                                                      ----------        -----------        ----------         -----------
Increase (decrease) in net assets resulting
   from principal transactions                           753,381           (591,544)          942,590           3,153,641
                                                      ----------        -----------        ----------         -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  931,226           (280,235)        1,732,904           4,757,103

NET ASSETS:
   Beginning of year                                     243,999         11,755,086         5,991,711           6,509,305
                                                      ----------        -----------        ----------         -----------
   End of year                                        $1,175,225        $11,474,851        $7,724,615         $11,266,408
                                                      ==========        ===========        ==========         ===========

For the Year Ended December 31, 2003

OPERATIONS:
   Net investment income (loss)                       $     (333)       $   409,789        $   16,569         $    49,505
   Net realized gain (loss) on investments                   714            (20,622)           18,441              26,313
   Capital gain distributions from mutual funds               --                 --                --                  --
   Net change in unrealized appreciation
      (depreciation) of investments                       29,112           (230,914)        1,104,782           1,404,968
                                                      ----------        -----------        ----------         -----------
Increase (decrease) in net assets resulting
   from operations                                        29,493            158,253         1,139,792           1,480,786
                                                      ----------        -----------        ----------         -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                           19,349            490,325           248,378             231,810
   Net transfers from (to) other Divisions or
      fixed rate option                                  201,273          3,185,489           665,193             856,708
   Internal rollovers                                         --                 --                --                  --
   Cost of insurance and other charges                    (4,995)          (848,459)         (410,405)           (397,656)
   Administrative charges                                   (876)           (24,478)          (11,828)             (9,953)
   Policy loans                                             (245)            (2,967)             (644)             (4,301)
   Terminations and withdrawals                               --            (83,914)         (105,409)             (5,539)
                                                      ----------        -----------        ----------         -----------
Increase (decrease) in net assets resulting
   from principal transactions                           214,506          2,715,996           385,285             671,069
                                                      ----------        -----------        ----------         -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  243,999          2,874,249         1,525,077           2,151,855

NET ASSETS:
   Beginning of year                                          --          8,880,837         4,466,634           4,357,450
                                                      ----------        -----------        ----------         -----------
   End of year                                        $  243,999        $11,755,086        $5,991,711         $ 6,509,305
                                                      ==========        ===========        ==========         ===========

                             See accompanying notes.

                                     VL-R-10

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED

                                                                                    Divisions
                                                 ---------------------------------------------------------------------------
                                                                Janus Aspen Series  Janus Aspen Series   Janus Aspen Series
                                                    Goldman        International       Mid Cap Growth      Worldwide Growth
                                                 Sachs Capital  Growth Portfolio -  Portfolio - Service  Portfolio - Service
                                                  Growth Fund     Service Shares          Shares               Shares
                                                 -------------  ------------------  -------------------  -------------------
For the Year Ended December 31, 2004

OPERATIONS:
   Net investment income (loss)                    $   18,817        $    5,742          $  (15,637)         $    9,958
   Net realized gain (loss) on investments             19,744            44,263              35,873             (27,447)
   Capital gain distributions from mutual funds            --                --                  --                  --
   Net change in unrealized appreciation
      (depreciation) of investments                   653,622           425,750             388,478             167,748
                                                   ----------        ----------          ----------          ----------
Increase (decrease) in net assets resulting
   from operations                                    692,183           475,755             408,714             150,259
                                                   ----------        ----------          ----------          ----------

PRINCIPAL TRANSACTIONS:
   Net premiums                                            --           621,695             684,998           1,027,383
   Net transfers from (to) other Divisions or
      fixed rate option                                   192           481,455             (63,955)             39,909
   Internal rollovers                                      --                --                  --                  --
   Cost of insurance and other charges               (493,114)         (318,961)           (356,957)           (495,065)
   Administrative charges                                (250)          (30,145)            (33,627)            (50,894)
   Policy loans                                        (3,400)          (45,337)            (26,889)            (16,897)
   Terminations and withdrawals                        (1,688)          (43,661)            (55,907)            (45,697)
                                                   ----------        ----------          ----------          ----------
Increase (decrease) in net assets resulting
   from principal transactions                       (498,260)          665,046             147,663             458,739
                                                   ----------        ----------          ----------          ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS               193,923         1,140,801             556,377             608,998

NET ASSETS:
   Beginning of year                                8,501,182         2,140,097           2,087,513           3,410,075
                                                   ----------        ----------          ----------          ----------
   End of year                                     $8,695,105        $3,280,898          $2,643,890          $4,019,073
                                                   ==========        ==========          ==========          ==========

For the Year Ended December 31, 2003

OPERATIONS:
   Net investment income (loss)                    $   (1,352)       $    4,644          $  (10,749)         $    4,640
   Net realized gain (loss) on investments                269           (50,569)            (27,446)           (108,229)
   Capital gain distributions from mutual funds            --                --                  --                  --
   Net change in unrealized appreciation
      (depreciation) of investments                   186,155           577,849             504,583             717,239
                                                   ----------        ----------          ----------          ----------
Increase (decrease) in net assets resulting
   from operations                                    185,072           531,924             466,388             613,650
                                                   ----------        ----------          ----------          ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                            --           552,095             685,443           1,034,656
   Net transfers from (to) other Divisions or
      fixed rate option                             8,330,325           104,648             259,924             444,690
   Internal rollovers                                      --                --                  --                  --
   Cost of insurance and other charges                (13,551)         (210,933)           (324,758)           (454,566)
   Administrative charges                                 (15)          (26,519)            (33,718)            (50,983)
   Policy loans                                            --           (30,308)             (2,492)             (6,625)
   Terminations and withdrawals                          (649)          (45,629)            (34,006)           (273,289)
                                                   ----------        ----------          ----------          ----------
Increase (decrease) in net assets resulting
   from principal transactions                      8,316,110           343,354             550,393             693,883
                                                   ----------        ----------          ----------          ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             8,501,182           875,278           1,016,781           1,307,533

NET ASSETS:
   Beginning of year                                       --         1,264,819           1,070,732           2,102,542
                                                   ----------        ----------          ----------          ----------
   End of year                                     $8,501,182        $2,140,097          $2,087,513          $3,410,075
                                                   ==========        ==========          ==========          ==========

                             See accompanying notes.

                                     VL-R-11

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED

                                                                                         Divisions
                                                          -----------------------------------------------------------------------
                                                                                               MFS VIT Capital
                                                                             JPMorgan Small     Opportunities    MFS VIT Emerging
                                                          JPMorgan Mid Cap       Company      Series - Initial   Growth Series -
                                                           Value Portfolio      Portfolio           Class          Initial Class
                                                          ----------------   --------------   ----------------   ----------------
For the Year Ended December 31, 2004

OPERATIONS:
   Net investment income (loss)                               $ (1,451)        $   (8,288)       $  (12,388)       $   (88,123)
   Net realized gain (loss) on investments                       4,481             26,522           (46,987)          (853,176)
   Capital gain distributions from mutual funds                  1,064                 --                --                 --
   Net change in unrealized appreciation (depreciation)
      of investments                                            60,999            294,323           490,259          2,514,875
                                                              --------         ----------        ----------        -----------
Increase (decrease) in net assets resulting from
   operations                                                   65,093            312,557           430,884          1,573,576
                                                              --------         ----------        ----------        -----------

PRINCIPAL TRANSACTIONS:
   Net premiums                                                186,753            359,973         1,023,618          3,316,924
   Net transfers from (to) other Divisions or fixed
      rate option                                              195,630            506,674           149,381          1,069,813
   Internal rollovers                                               --                 --               471                 --
   Cost of insurance and other charges                         (46,623)          (153,582)         (567,534)        (1,597,659)
   Administrative charges                                       (8,208)           (17,399)          (50,372)          (135,864)
   Policy loans                                                   (355)           (10,883)          (17,494)           (90,796)
   Terminations and withdrawals                                 (4,738)           (20,485)          (46,023)          (358,601)
                                                              --------         ----------        ----------        -----------
Increase (decrease) in net assets resulting from
   principal transactions                                      322,459            664,298           492,047          2,203,817
                                                              --------         ----------        ----------        -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                        387,552            976,855           922,931          3,777,393

NET ASSETS:
   Beginning of year                                           122,097            808,287         3,294,819         10,890,953
                                                              --------         ----------        ----------        -----------
   End of year                                                $509,649         $1,785,142        $4,217,750        $14,668,346
                                                              ========         ==========        ==========        ===========

For the Year Ended December 31, 2003

OPERATIONS:
   Net investment income (loss)                               $   (201)        $   (3,626)       $  (12,512)       $   (63,944)
   Net realized gain (loss) on investments                          --              1,128           (76,292)        (1,772,200)
   Capital gain distributions from mutual funds                     --                 --                --                 --
   Net change in unrealized appreciation (depreciation)
      of investments                                            10,159            175,505           748,094          4,119,769
                                                              --------         ----------        ----------        -----------
Increase (decrease) in net assets resulting from
   operations                                                    9,958            173,007           659,290          2,283,625
                                                              --------         ----------        ----------        -----------

PRINCIPAL TRANSACTIONS:
   Net premiums                                                  6,420            184,262           978,715          2,882,107
   Net transfers from (to) other Divisions or fixed
      rate option                                              111,047            242,922           242,910            636,191
   Internal rollovers                                               --                 --                --                 --
   Cost of insurance and other charges                          (4,705)           (91,397)         (530,646)        (1,658,472)
   Administrative charges                                         (316)            (9,053)          (48,492)          (105,154)
   Policy loans                                                   (307)            (2,767)           (1,264)           (60,579)
   Terminations and withdrawals                                     --             (9,405)         (133,731)          (390,492)
                                                              --------         ----------        ----------        -----------
Increase (decrease) in net assets resulting from
   principal transactions                                      112,139            314,562           507,492          1,303,601
                                                              --------         ----------        ----------        -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                        122,097            487,569         1,166,782          3,587,226

NET ASSETS:
   Beginning of year                                                --            320,718         2,128,037          7,303,727
                                                              --------         ----------        ----------        -----------
   End of year                                                $122,097         $  808,287        $3,294,819        $10,890,953
                                                              ========         ==========        ==========        ===========

                             See accompanying notes.

                                     VL-R-12

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED

                                                                                    Divisions
                                                  -----------------------------------------------------------------------------
                                                     MFS VIT New       MFS VIT Research    MFS VIT Total      Neuberger Berman
                                                  Discovery Series -   Series - Initial   Return Series -    AMT Mid-Cap Growth
                                                    Initial Class           Class          Initial Class    Portfolio - Class I
                                                  ------------------   ----------------   ---------------   -------------------
For the Year Ended December 31, 2004

OPERATIONS:
   Net investment income (loss)                       $  (20,846)         $    5,082          $  7,334          $  (15,534)
   Net realized gain (loss) on investments                   (79)             (3,382)            5,297               5,856
   Capital gain distributions from mutual funds               --                  --                --                  --
   Net change in unrealized appreciation
      (depreciation) of investments                      246,557             222,855            72,622             369,446
                                                      ----------          ----------          --------          ----------
Increase (decrease) in net assets resulting
   from operations                                       225,632             224,555            85,253             359,768
                                                      ----------          ----------          --------          ----------

PRINCIPAL TRANSACTIONS:
   Net premiums                                          812,401             493,307             7,022             643,527
   Net transfers from (to) other Divisions
      or fixed rate option                               354,915              78,407           134,849             443,552
   Internal rollovers                                        628                  --                --                  --
   Cost of insurance and other charges                  (436,972)           (263,159)          (56,987)           (338,096)
   Administrative charges                                (38,696)            (23,442)               --             (31,384)
   Policy loans                                           (6,318)                216                57             (53,163)
   Terminations and withdrawals                         (540,934)            (13,043)          (10,043)            (77,549)
                                                      ----------          ----------          --------          ----------
Increase (decrease) in net assets resulting
   from principal transactions                           145,024             272,286            74,898             586,887
                                                      ----------          ----------          --------          ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  370,656             496,841           160,151             946,655

NET ASSETS:
   Beginning of year                                   3,082,146           1,284,947           752,783           1,861,343
                                                      ----------          ----------          --------          ----------
   End of year                                        $3,452,802          $1,781,788          $912,934          $2,807,998
                                                      ==========          ==========          ========          ==========

For the Year Ended December 31, 2003

OPERATIONS:
   Net investment income (loss)                       $  (16,667)         $     (639)         $  6,275          $  (12,820)
   Net realized gain (loss) on investments               (77,770)            (31,868)           (5,273)            (59,197)
   Capital gain distributions from mutual funds               --                  --                --                  --
   Net change in unrealized appreciation
      (depreciation) of investments                      763,494             260,832            96,968             622,686
                                                      ----------          ----------          --------          ----------
Increase (decrease) in net assets resulting
   from operations                                       669,057             228,325            97,970             550,669
                                                      ----------          ----------          --------          ----------

PRINCIPAL TRANSACTIONS:
   Net premiums                                          648,572             425,030             5,366             534,232
   Net transfers from (to) other Divisions
      or fixed rate option                               525,864              84,559            90,955             222,849
   Internal rollovers                                         --                  --                --                  --
   Cost of insurance and other charges                  (319,494)           (221,546)          (51,740)           (266,006)
   Administrative charges                                (30,969)            (21,146)               --             (26,362)
   Policy loans                                           (1,949)             (8,345)               --             (11,148)
   Terminations and withdrawals                          (80,358)            (19,454)          (54,153)           (929,746)
                                                      ----------          ----------          --------          ----------
Increase (decrease) in net assets resulting
   from principal transactions                           741,666             239,098            (9,572)           (476,181)
                                                      ----------          ----------          --------          ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                1,410,723             467,423            88,398              74,488

NET ASSETS:
   Beginning of year                                   1,671,423             817,524           664,385           1,786,855
                                                      ----------          ----------          --------          ----------
   End of year                                        $3,082,146          $1,284,947          $752,783          $1,861,343
                                                      ==========          ==========          ========          ==========

                             See accompanying notes.

                                     VL-R-13

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED

                                                                                     Divisions
                                                   -----------------------------------------------------------------------------
                                                                           Oppenheimer         Oppenheimer      Oppenheimer High
                                                     Neuberger Berman    Balanced Fund/VA   Global Securities   Income Fund/VA -
                                                       AMT Partners        - Non-Service      Fund/VA - Non-      Non-Service
                                                   Portfolio - Class I        Shares          Service Shares         Shares
                                                   -------------------   ----------------   -----------------   ----------------
For the Year Ended December 31, 2004

OPERATIONS:
   Net investment income (loss)                          $   (904)          $     102          $       597         $   4,580
   Net realized gain (loss) on investments                    667               1,569                8,496              (150)
   Capital gain distributions from mutual funds                --                  --                   --                --
   Net change in unrealized appreciation
      (depreciation) of investments                        21,027              50,025              139,006             2,560
                                                         --------           ---------          -----------         ---------
Increase (decrease) in net assets resulting from
   operations                                              20,790              51,696              148,099             6,990
                                                         --------           ---------          -----------         ---------

PRINCIPAL TRANSACTIONS:
   Net premiums                                             5,473             159,444              269,594             5,599
   Net transfers from (to) other Divisions or
      fixed rate option                                     3,403             376,838              619,962            23,072
   Internal rollovers                                          --                  --                   --                --
   Cost of insurance and other charges                     (3,270)            (37,445)             (97,905)           (3,399)
   Administrative charges                                      --              (3,886)             (12,984)               --
   Policy loans                                                --                (387)             (16,667)           (1,774)
   Terminations and withdrawals                            (5,347)             (2,591)              (2,087)           (1,803)
                                                         --------           ---------          -----------         ---------
Increase (decrease) in net assets resulting from
   principal transactions                                     259             491,973              759,913            21,695
                                                         --------           ---------          -----------         ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    21,049             543,669              908,012            28,685

NET ASSETS:
   Beginning of year                                      116,594             116,383              177,637            71,478
                                                         --------           ---------          -----------         ---------
   End of year                                           $137,643           $ 660,052          $ 1,085,649         $ 100,163
                                                         ========           =========          ===========         =========

For the Year Ended December 31, 2003

OPERATIONS:
   Net investment income (loss)                          $   (788)          $     (91)         $      (134)        $   7,742
   Net realized gain (loss) on investments                   (226)                  8                  659            (8,505)
   Capital gain distributions from mutual funds                --                  --                   --                --
   Net change in unrealized appreciation
      (depreciation) of investments                        30,029               6,321               19,921            17,487
                                                         --------           ---------          -----------         ---------
Increase (decrease) in net assets resulting from
   operations                                              29,015               6,238               20,446            16,724
                                                         --------           ---------          -----------         ---------

PRINCIPAL TRANSACTIONS:
   Net premiums                                             5,114               3,591               14,355             1,531
   Net transfers from (to) other Divisions or
      fixed rate option                                     1,183             108,982              147,158             3,074
   Internal rollovers                                          --                  --                   --                --
   Cost of insurance and other charges                     (2,976)             (1,950)              (3,274)           (2,533)
   Administrative charges                                      --                (171)                (741)               --
   Policy loans                                                --                (307)                (307)               --
   Terminations and withdrawals                                --                  --                   --           (57,763)
                                                         --------           ---------          -----------         ---------
Increase (decrease) in net assets resulting from
   principal transactions                                   3,321             110,145              157,191           (55,691)
                                                         --------           ---------          -----------         ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    32,336             116,383              177,637           (38,967)

NET ASSETS:
   Beginning of year                                       84,258                  --                   --           110,445
                                                         --------           ---------          -----------         ---------
   End of year                                           $116,594           $ 116,383          $   177,637         $  71,478
                                                         ========           =========          ===========         =========

                             See accompanying notes.

                                     VL-R-14

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED

                                                                                          Divisions
                                                          ------------------------------------------------------------------------
                                                           PIMCO VIT Real    PIMCO VIT Short     PIMCO VIT Total
                                                          Return Portfolio-  -Term Portfolio-   Return Portfolio-    Pioneer Fund
                                                          Administrative      Administrative      Administrative    VCT Portfolio-
                                                               Class               Class              Class             Class I
                                                          ----------------   ----------------   -----------------   --------------
For the Year Ended December 31, 2004

OPERATIONS:
   Net investment income (loss)                             $    36,578         $   32,807        $   134,551         $   (1,358)
   Net realized gain (loss) on investments                      173,491              3,265             77,968                501
   Capital gain distributions from mutual funds                 394,221             13,531            170,475                 --
   Net change in unrealized appreciation (depreciation)
      of investments                                            311,719            (14,634)            57,924             73,097
                                                            -----------         ----------        -----------         ----------
Increase (decrease) in net assets resulting from
   operations                                                   916,009             34,969            440,918             72,240
                                                            -----------         ----------        -----------         ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                               2,176,398            981,480          2,333,234             19,619
   Net transfers from (to) other Divisions or fixed
      rate option                                             3,469,820          1,182,171            (39,015)         3,303,904
   Internal rollovers                                               733                 --                 --                 --
   Cost of insurance and other charges                       (1,664,055)          (533,184)        (1,319,888)           (19,125)
   Administrative charges                                      (103,711)           (44,374)          (110,507)              (692)
   Policy loans                                                 (55,840)           (19,362)            46,506                432
   Terminations and withdrawals                                (214,073)          (101,086)          (230,772)           (31,037)
                                                            -----------         ----------        -----------         ----------
Increase (decrease) in net assets resulting from
   principal transactions                                     3,609,272          1,465,645            679,558          3,273,101
                                                            -----------         ----------        -----------         ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       4,525,281          1,500,614          1,120,476          3,345,341

NET ASSETS:
   Beginning of year                                          8,516,394          4,496,787         10,740,623                 --
                                                            -----------         ----------        -----------         ----------
   End of year                                              $13,041,675         $5,997,401        $11,861,099         $3,345,341
                                                            ===========         ==========        ===========         ==========

For the Year Ended December 31, 2003

OPERATIONS:
   Net investment income (loss)                             $   133,974+        $   37,452        $   212,092 +       $       --
   Net realized gain (loss) on investments                      304,617              4,733             75,409                 --
   Capital gain distributions from mutual funds                 173,308+             5,940             83,844 +               --
   Net change in unrealized appreciation (depreciation)
      of investments                                            (53,420)             1,466             17,793                 --
                                                            -----------         ----------        -----------         ----------
Increase (decrease) in net assets resulting from
   operations                                                   558,479             49,591            389,138                 --
                                                            -----------         ----------        -----------         ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                               2,271,260            671,086          2,104,538                 --
   Net transfers from (to) other Divisions or fixed
      rate option                                             1,416,476          1,947,753          1,352,598
   Internal rollovers                                                --                 --                 --                 --
   Cost of insurance and other charges                         (983,514)          (426,413)        (1,103,217)                --
   Administrative charges                                      (106,171)           (32,641)          (100,344)                --
   Policy loans                                                (276,152)            11,267            (71,282)                --
   Terminations and withdrawals                                (486,420)          (167,101)          (272,047)                --
                                                            -----------         ----------        -----------         ----------
Increase (decrease) in net assets resulting from
   principal transactions                                     1,835,479          2,003,951          1,910,246                 --
                                                            -----------         ----------        -----------         ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       2,393,958          2,053,542          2,299,384                 --

NET ASSETS:
Beginning of year                                             6,122,436          2,443,245          8,441,239                 --
                                                            -----------         ----------        -----------         ----------
End of year                                                 $ 8,516,394         $4,496,787        $10,740,623         $       --
                                                            ===========         ==========        ===========         ==========

                             See accompanying notes.

                                     VL-R-15

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED

                                                                                            Divisions
                                                          -----------------------------------------------------------------------
                                                                                                                      Putnam VT
                                                                                  Putnam VT                         International
                                                             Pioneer Growth      Diversified   Putnam VT  Growth     Growth  and
                                                           Opportunities VCT    Income Fund-   and Income Fund-    Income Fund -
                                                          Portfolio - Class I     Class IB          Class IB          Class IB
                                                          -------------------   ------------   -----------------   --------------
For the Year Ended December 31, 2004

OPERATIONS:
   Net investment income (loss)                               $    (2,330)      $   517,294      $    143,454       $    30,028
   Net realized gain (loss) on investments                            976            26,141           (55,906)           32,665
   Capital gain distributions from mutual funds                        --                --                --                --
   Net change in unrealized appreciation (depreciation)
      of investments                                              156,168           (17,044)        1,522,181           857,207
                                                              -----------       -----------      ------------       -----------
Increase (decrease) in net assets resulting from
   operations                                                     154,814           526,391         1,609,729           919,900
                                                              -----------       -----------      ------------       -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                    36,164         1,570,258         3,652,809           814,291
   Net transfers from (to) other Divisions or fixed
      rate option                                               5,532,368           158,434           342,034          (655,262)
   Internal rollovers                                                  --                --                --               523
   Cost of insurance and other charges                            (30,992)         (293,089)       (1,469,258)         (518,773)
   Administrative charges                                          (1,381)         (123,547)         (217,556)          (35,336)
   Policy loans                                                    (4,152)          (12,670)         (111,998)          (14,803)
   Terminations and withdrawals                                   (54,128)         (161,734)         (243,358)          (88,279)
                                                              -----------       -----------      ------------       -----------
Increase (decrease) in net assets resulting from
   principal transactions                                       5,477,879         1,137,652         1,952,673          (497,639)
                                                              -----------       -----------      ------------       -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         5,632,693         1,664,043         3,562,402           422,261

NET ASSETS:
   Beginning of year                                                   --         5,869,295        14,521,216         5,063,163
                                                              -----------       -----------      ------------       -----------
   End of year                                                $ 5,632,693       $ 7,533,338      $ 18,083,618       $ 5,485,424
                                                              ===========       ===========      ============       ===========

For the Year Ended December 31, 2003

OPERATIONS:
   Net investment income (loss)                               $        --       $   337,503      $    126,761       $    45,773
   Net realized gain (loss) on investments                             --           (10,841)         (366,503)           28,250
   Capital gain distributions from mutual funds                        --                --                --                --
   Net change in unrealized appreciation (depreciation)
      of investments                                                   --           444,180         3,033,842         1,725,291
                                                              -----------       -----------      ------------       -----------
Increase (decrease) in net assets resulting from
   operations                                                          --           770,842         2,794,100         1,799,314
                                                              -----------       -----------      ------------       -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                        --         1,658,759         3,872,320           987,946
   Net transfers from (to) other Divisions or fixed
      rate option                                                      --           393,258           763,265           175,916
   Internal rollovers                                                  --                --                --                --
   Cost of insurance and other charges                                 --          (266,249)       (1,433,233)         (463,675)
   Administrative charges                                              --          (131,765)         (227,454)          (42,520)
   Policy loans                                                        --           (57,380)          (62,002)          (10,928)
   Terminations and withdrawals                                        --           (84,372)         (781,349)       (1,825,361)
                                                              -----------       -----------      ------------       -----------
Increase (decrease) in net assets resulting from
   principal transactions                                              --         1,512,251         2,131,547        (1,178,622)
                                                              -----------       -----------      ------------       -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                --         2,283,093         4,925,647           620,692

NET ASSETS:
   Beginning of year                                                   --         3,586,202         9,595,569         4,442,471
                                                              -----------       -----------      ------------       -----------
   End of year                                                $        --       $ 5,869,295      $ 14,521,216       $ 5,063,163
                                                              ===========       ===========      ============       ===========

                            See accompanying notes.

                                     VL-R-16

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED

                                                                                           Divisions
                                                          ------------------------------------------------------------------------
                                                          Putnam VT Small
                                                          Cap Value Fund -  Putnam VT Vista   Putnam VT Voyager    Safeco RST Core
                                                              Class IB      Fund - Class IB    Fund - Class IB    Equity Portfolio
                                                          ---------------   ---------------   -----------------   ----------------
For the Year Ended December 31, 2004

OPERATIONS:
   Net investment income (loss)                              $ (1,711)          $  (582)          $  (1,615)         $    14,322
   Net realized gain (loss) on investments                     10,858              (433)             (5,058)             258,706
   Capital gain distributions from mutual funds                    --                --                  --                   --
   Net change in unrealized appreciation (depreciation)
      of investments                                           91,048            13,691              19,350             (128,898)
                                                             --------           -------           ---------          -----------
Increase (decrease) in net assets resulting from
   operations                                                 100,195            12,676              12,677              144,130
                                                             --------           -------           ---------          -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                12,736             1,897               6,693              465,219
   Net transfers from (to) other Divisions or fixed
      rate option                                               3,785             2,751              67,851           (3,365,906)
   Internal rollovers                                              --                --                  --                   --
   Cost of insurance and other charges                        (12,817)           (1,917)            (17,531)            (302,345)
   Administrative charges                                          --                --                  --              (17,577)
   Policy loans                                                (5,980)           (3,773)             (6,102)              (8,834)
   Terminations and withdrawals                                (7,874)             (501)                 --              (71,255)
                                                             --------           -------           ---------          -----------
Increase (decrease) in net assets resulting from
   principal transactions                                     (10,150)           (1,543)             50,911           (3,300,698)
                                                             --------           -------           ---------          -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                        90,045            11,133              63,588           (3,156,568)

NET ASSETS:
   Beginning of year                                          407,015            73,086             266,775            3,156,568
                                                             --------           -------           ---------          -----------
   End of year                                               $497,060           $84,219           $ 330,363          $        --
                                                             ========           =======           =========          ===========

For the Year Ended December 31, 2003

OPERATIONS:
   Net investment income (loss)                              $ (1,469)          $  (335)          $    (780)         $     6,591
   Net realized gain (loss) on investments                      1,539               (23)            (19,611)            (246,197)
   Capital gain distributions from mutual funds                    --                --                  --                   --
   Net change in unrealized appreciation (depreciation)
      of investments                                          132,063            17,731              63,728              878,719
                                                             --------           -------           ---------          -----------
Increase (decrease) in net assets resulting from
   operations                                                 132,133            17,373              43,337              639,113
                                                             --------           -------           ---------          -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                 7,836             2,517               3,522              758,391
   Net transfers from (to) other Divisions or fixed
      rate option                                              21,555             2,556              78,006             (190,682)
   Internal rollovers                                              --                --                  --                   --
   Cost of insurance and other charges                        (12,245)           (1,845)            (13,251)            (367,928)
   Administrative charges                                          --                --                  --              (26,290)
   Policy loans                                                (3,983)               --                 (54)             (52,990)
   Terminations and withdrawals                                  (183)               --             (55,887)            (416,636)
                                                             --------           -------           ---------          -----------
Increase (decrease) in net assets resulting from
   principal transactions                                      12,980             3,228              12,336             (296,135)
                                                             --------           -------           ---------          -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       145,113            20,601              55,673              342,978

NET ASSETS:
   Beginning of year                                          261,902            52,485             211,102            2,813,590
                                                             --------           -------           ---------          -----------
   End of year                                               $407,015           $73,086           $ 266,775          $ 3,156,568
                                                             ========           =======           =========          ===========

                            See accompanying notes.

                                     VL-R-17

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED

                                                                              Divisions
                                                  -----------------------------------------------------------------
                                                   Safeco RST                      Scudder VIT
                                                     Growth          Scudder       EAFE Equity   Scudder VIT Equity
                                                  Opportunities   International   Index Fund -    500 Index Fund -
                                                    Portfolio       Portfolio        Class A           Class A
                                                  -------------   -------------   ------------   ------------------
For the Year Ended December 31, 2004

OPERATIONS:
   Net investment income (loss)                    $   (35,015)        $--             $--             $    55
   Net realized gain (loss) on investments           1,154,898          --              --                (110)
   Capital gain distributions from mutual funds             --          --              --                  --
   Net change in unrealized appreciation
      (depreciation) of investments                   (244,287)         --              --               1,752
                                                   -----------         ---             ---             -------
Increase (decrease) in net assets resulting
   from operations                                     875,596          --              --               1,697
                                                   -----------         ---             ---             -------
PRINCIPAL TRANSACTIONS:
   Net premiums                                        809,051          --              --               3,902
   Net transfers from (to) other Divisions or
      fixed rate option                             (5,863,505)         --              --                  (1)
   Internal rollovers                                       --          --              --                  --
   Cost of insurance and other charges                (523,246)         --              --              (2,197)
   Administrative charges                              (33,179)         --              --                  --
   Policy loans                                       (130,912)         --              --                  --
   Terminations and withdrawals                       (162,819)         --              --                  --
                                                   -----------         ---             ---             -------
Increase (decrease) in net assets resulting
   from principal transactions                      (5,904,610)         --              --               1,704
                                                   -----------         ---             ---             -------
TOTAL INCREASE (DECREASE) IN NET ASSETS             (5,029,014)         --              --               3,401
NET ASSETS:
   Beginning of year                                 5,029,014          --              --              15,448
                                                   -----------         ---             ---             -------
   End of year                                     $        --         $--             $--             $18,849
                                                   ===========         ===             ===             =======

For the Year Ended December 31, 2003

OPERATIONS:
   Net investment income (loss)                    $   (29,697)        $--             $--             $    88
   Net realized gain (loss) on investments            (419,891)         --              --                (117)
   Capital gain distributions from mutual funds             --          --              --                  --
   Net change in unrealized appreciation
      (depreciation) of investments                  1,933,768          --              --               3,269
                                                   -----------         ---             ---             -------
Increase (decrease) in net assets resulting
   from operations                                   1,484,180          --              --               3,240
                                                   -----------         ---             ---             -------
PRINCIPAL TRANSACTIONS:
   Net premiums                                      1,109,783          --              --               2,601
   Net transfers from (to) other Divisions or
      fixed rate option                               (216,155)         (3)             (2)                  1
   Internal rollovers                                       --          --              --                  --
   Cost of insurance and other charges                (616,883)         --              --              (2,097)
   Administrative charges                              (44,183)         --              --                  --
   Policy loans                                        (89,094)         --              --                  --
   Terminations and withdrawals                       (332,512)         --              --                  --
                                                   -----------         ---             ---             -------
Increase (decrease) in net assets resulting
   from principal transactions                        (189,044)         (3)             (2)                505
                                                   -----------         ---             ---             -------
TOTAL INCREASE (DECREASE) IN NET ASSETS              1,295,136          (3)             (2)              3,745
NET ASSETS:
   Beginning of year                                 3,733,878           3               2              11,703
                                                   -----------         ---             ---             -------
   End of year                                     $ 5,029,014         $--             $--             $15,448
                                                   ===========         ===             ===             =======

                             See accompanying notes.

                                     VL-R-18

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED

                                                                                     Divisions
                                                 --------------------------------------------------------------------------------
                                                                          SunAmerica -
                                                    SunAmerica -           SunAmerica          UIF Equity
                                                  Aggressive Growth   Balanced Portfolio -  Growth Portfolio    UIF High Yield
                                                 Portfolio - Class 1         Class 1            - Class I     Portfolio - Class I
                                                 -------------------  --------------------  ----------------  -------------------
For the Year Ended December 31, 2004

OPERATIONS:
   Net investment income (loss)                        $ (2,504)            $   5,922          $  (20,326)         $   92,657
   Net realized gain (loss) on investments                7,078                 2,574            (366,107)            (82,802)
   Capital gain distributions from mutual funds              --                    --                  --                  --
   Net change in unrealized appreciation
      (depreciation) of investments                      59,599                30,488             618,080             133,762
                                                       --------             ---------          ----------          ----------
Increase (decrease) in net assets resulting
   from operations                                       64,173                38,984             231,647             143,617
                                                       --------             ---------          ----------          ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                         155,581               315,273             745,909             257,386
   Net transfers from (to) other Divisions or
      fixed rate option                                 135,233               172,538            (322,697)           (178,468)
   Internal rollovers                                        --                    --                  --                  --
   Cost of insurance and other charges                  (67,546)             (122,587)           (450,162)           (149,087)
   Administrative charges                                (7,525)              (14,790)            (23,465)            (10,498)
   Policy loans                                          (3,259)               (4,727)            (59,432)             (5,135)
   Terminations and withdrawals                          (5,419)              (11,795)           (172,684)           (132,288)
                                                       --------             ---------          ----------          ----------
Increase (decrease) in net assets resulting
   from principal transactions                          207,065               333,912            (282,531)           (218,090)
                                                       --------             ---------          ----------          ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 271,238               372,896             (50,884)            (74,473)
NET ASSETS:
   Beginning of year                                    243,956               361,266           3,766,071           1,812,172
                                                       --------             ---------          ----------          ----------
   End of year                                         $515,194             $ 734,162          $3,715,187          $1,737,699
                                                       ========             =========          ==========          ==========

For the Year Ended December 31, 2003

OPERATIONS:
   Net investment income (loss)                        $   (955)            $   4,873          $  (25,672)         $  (11,182)
   Net realized gain (loss) on investments                  889                    18            (808,862)            (71,559)
   Capital gain distributions from mutual funds              --                    --                  --                  --
   Net change in unrealized appreciation
      (depreciation) of investments                      30,987                27,522           1,605,587             430,126
                                                       --------             ---------          ----------          ----------
Increase (decrease) in net assets resulting
   from operations                                       30,921                32,413             771,053             347,385
                                                       --------             ---------          ----------          ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                          52,688               127,729             815,440             270,783
   Net transfers from (to) other Divisions or
      fixed rate option                                 170,242               173,438            (425,787)             89,086
   Internal rollovers                                        --                    --                  --                  --
   Cost of insurance and other charges                  (25,036)              (58,435)           (508,401)           (152,488)
   Administrative charges                                (2,547)               (5,762)            (24,928)             (9,818)
   Policy loans                                            (398)                 (394)            (24,477)            (25,743)
   Terminations and withdrawals                              --                  (444)           (292,607)            (82,763)
                                                       --------             ---------          ----------          ----------
Increase (decrease) in net assets resulting
   from principal transactions                          194,949               236,132            (460,760)             89,057
                                                       --------             ---------          ----------          ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 225,870               268,545             310,293             436,442
NET ASSETS:
   Beginning of year                                     18,086                92,721           3,455,778           1,375,730
                                                       --------             ---------          ----------          ----------
   End of year                                         $243,956             $ 361,266          $3,766,071          $1,812,172
                                                       ========             =========          ==========          ==========

                             See accompaying notes.

                                     VL-R-19

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED

                                                                                  Divisions
                                                  ------------------------------------------------------------------------
                                                  VALIC Company I -   VALIC Company     VALIC Company    VALIC Company I -
                                                    International      I - Mid Cap    I - Money Market    Nasdaq-100 Index
                                                    Equities Fund      Index Fund          I Fund               Fund
                                                  -----------------   -------------   ----------------   -----------------
For the Year Ended December 31, 2004

OPERATIONS:
   Net investment income (loss)                       $   12,125       $    18,461      $     36,933         $   (2,879)
   Net realized gain (loss) on investments                12,197            63,445                --             14,891
   Capital gain distributions from mutual funds               --           261,970                --                 --
   Net change in unrealized appreciation
      (depreciation) of investments                      260,211         1,692,164                --            286,502
                                                      ----------       -----------      ------------         ----------
Increase (decrease) in net assets resulting
   from operations                                       284,533         2,036,040            36,933            298,514
                                                      ----------       -----------      ------------         ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                          350,831         2,310,297        30,715,615            717,683
   Net transfers from (to) other Divisions or
      fixed rate option                                  215,122           241,756       (28,049,796)           189,378
   Internal rollovers                                         --                --         3,612,767                 --
   Cost of insurance and other charges                  (167,435)       (1,277,626)       (5,543,294)          (373,262)
   Administrative charges                                (14,589)          (96,438)       (1,337,054)           (33,515)
   Policy loans                                          (10,416)          (77,821)          287,668            (38,145)
   Terminations and withdrawals                         (589,948)       (1,072,007)       (1,854,404)           (43,092)
                                                      ----------       -----------      ------------         ----------
Increase (decrease) in net assets resulting
   from principal transactions                          (216,435)           28,161        (2,168,498)           419,047
                                                      ----------       -----------      ------------         ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   68,098         2,064,201        (2,131,565)           717,561
NET ASSETS:
   Beginning of year                                   1,854,441        13,398,170        36,677,678          2,943,353
                                                      ----------       -----------      ------------         ----------
   End of year                                        $1,922,539       $15,462,371      $ 34,546,113         $3,660,914
                                                      ==========       ===========      ============         ==========

For the Year Ended December 31, 2003

OPERATIONS:
   Net investment income (loss)                       $   11,779       $    (2,608)     $    (39,000)        $  (14,653)
   Net realized gain (loss) on investments              (188,763)         (420,348)               --           (153,402)
   Capital gain distributions from mutual funds               --           101,586                --                 --
   Net change in unrealized appreciation
      (depreciation) of investments                      576,934         3,596,532                --            960,016
                                                      ----------       -----------      ------------         ----------
Increase (decrease) in net assets resulting
   from operations                                       399,950         3,275,162           (39,000)           791,961
                                                      ----------       -----------      ------------         ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                          216,967         2,263,927        36,945,344            636,919
   Net transfers from (to) other Divisions or
      fixed rate option                                  204,654           860,042       (36,108,365)           634,553
   Internal rollovers                                         --                --         5,128,027                 --
   Cost of insurance and other charges                  (145,751)       (1,213,346)       (6,913,801)          (281,546)
   Administrative charges                                 (9,306)          (95,916)       (1,579,738)           (30,416)
   Policy loans                                           (4,276)          (22,683)          239,468                107
   Terminations and withdrawals                         (138,241)         (411,368)       (2,937,192)           (98,553)
                                                      ----------       -----------      ------------         ----------
Increase (decrease) in net assets resulting
   from principal transactions                           124,047         1,380,656        (5,226,257)           861,064
                                                      ----------       -----------      ------------         ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  523,997         4,655,818        (5,265,257)         1,653,025
NET ASSETS:
   Beginning of year                                   1,330,444         8,742,352        41,942,935          1,290,328
                                                      ----------       -----------      ------------         ----------
   End of year                                        $1,854,441       $13,398,170      $ 36,677,678         $2,943,353
                                                      ==========       ===========      ============         ==========

                             See accompanying notes.

                                     VL-R-20

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED

                                                                                          Divisions
                                                          -------------------------------------------------------------------------
                                                          VALIC Company I -   VALIC Company    VALIC Company       Van Kampen LIT
                                                              Science &       I - Small Cap   I - Stock Index     Emerging Growth
                                                           Technology Fund      Index Fund         Fund         Portfolio - Class I
                                                          -----------------   -------------   ---------------   -------------------
For the Year Ended December 31, 2004

OPERATIONS:
   Net investment income (loss)                              $   (7,500)       $    6,973      $   351,779           $   (434)
   Net realized gain (loss) on investments                      (18,283)          104,457       (1,394,158)            (2,236)
   Capital gain distributions from mutual funds                      --                --          528,082                 --
   Net change in unrealized appreciation (depreciation)
      of investments                                             42,141           559,064        3,691,151              5,913
                                                             ----------        ----------      -----------           --------
Increase (decrease) in net assets resulting from
   operations                                                    16,358           670,494        3,176,854              3,243
                                                             ----------        ----------      -----------           --------

PRINCIPAL TRANSACTIONS:
   Net premiums                                                 258,685           896,293        8,057,419              7,310
   Net transfers from (to) other Divisions or fixed
      rate option                                               253,735           228,512       (9,837,544)              (292)
   Internal rollovers                                                --                --               --                 --
   Cost of insurance and other charges                         (178,049)         (340,399)      (3,622,858)            (2,859)
   Administrative charges                                       (12,547)          (40,272)        (346,012)                --
   Policy loans                                                 (11,499)          (86,800)        (428,055)            (8,306)
   Terminations and withdrawals                                 (15,658)          (37,241)      (2,087,792)            (1,525)
                                                             ----------        ----------      -----------           --------
Increase (decrease) in net assets resulting from
   principal transactions                                       294,667           620,093       (8,264,842)            (5,672)
                                                             ----------        ----------      -----------           --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         311,025         1,290,587       (5,087,988)            (2,429)

NET ASSETS:
   Beginning of year                                            927,047         3,649,382       43,967,435             59,393
                                                             ----------        ----------      -----------           --------
   End of year                                               $1,238,072        $4,939,969      $38,879,447           $ 56,964
                                                             ==========        ==========      ===========           ========

For the Year Ended December 31, 2003

OPERATIONS:
   Net investment income (loss)                              $   (4,284)       $   (3,188)     $   239,190  +        $   (417)
   Net realized gain (loss) on investments                      (20,757)          (52,742)      (2,794,127)           (21,092)
   Capital gain distributions from mutual funds                      --                --          143,318  +              --
   Net change in unrealized appreciation (depreciation)
      of investments                                            285,268         1,005,025       11,335,046             34,653
                                                             ----------        ----------      -----------           --------
Increase (decrease) in net assets resulting from
   operations                                                   260,227           949,095        8,923,427             13,144
                                                             ----------        ----------      -----------           --------

PRINCIPAL TRANSACTIONS:
   Net premiums                                                 256,569           485,690        9,618,556              6,192
   Net transfers from (to) other Divisions or fixed
      rate option                                               129,000           848,960        2,978,412              8,525
   Internal rollovers                                                --                --               --                 --
   Cost of insurance and other charges                         (109,973)         (233,702)      (3,775,692)            (2,590)
   Administrative charges                                       (12,409)          (23,992)        (447,770)                --
   Policy loans                                                     (73)           (7,951)         (22,463)                --
   Terminations and withdrawals                                 (17,464)          (57,319)      (1,925,003)           (37,276)
                                                             ----------        ----------      -----------           --------
Increase (decrease) in net assets resulting from
   principal transactions                                       245,650         1,011,686        6,426,040            (25,149)
                                                             ----------        ----------      -----------           --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         505,877         1,960,781       15,349,467            (12,005)

NET ASSETS:
   Beginning of year                                            421,170         1,688,601       28,617,968             71,398
                                                             ----------        ----------      -----------           --------
   End of year                                               $  927,047        $3,649,382      $43,967,435           $ 59,393
                                                             ==========        ==========      ===========           ========

                             See accompanying notes.

                                     VL-R-21

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED

                                                                                       Divisions
                                                      --------------------------------------------------------------------------
                                                         Van Kampen LIT        Van Kampen LIT       Vanguard VIF    Vanguard VIF
                                                           Government        Growth and Income    High Yield Bond    REIT Index
                                                      Portfolio - Class I   Portfolio - Class I      Portfolio        Portfolio
                                                      -------------------   -------------------   ---------------   ------------
For the Year Ended December 31, 2004

OPERATIONS:
   Net investment income (loss)                            $  7,002             $   10,127          $  282,963      $   147,065
   Net realized gain (loss) on investments                     (866)                51,123              94,067          151,782
   Capital gain distributions from mutual funds                  --                     --                  --          133,973
   Net change in unrealized appreciation
      (depreciation) of investments                            (347)               589,542              70,046        1,752,276
                                                           --------             ----------          ----------      -----------
Increase (decrease) in net assets resulting from
   operations                                                 5,789                650,792             447,076        2,185,096
                                                           --------             ----------          ----------      -----------

PRINCIPAL TRANSACTIONS:
   Net premiums                                               5,034              1,172,509           1,796,629        2,016,307
   Net transfers from (to) other Divisions or fixed
      rate option                                            31,808                854,019           1,437,341        1,385,398
   Internal rollovers                                            --                    837                  --              785
   Cost of insurance and other charges                      (25,194)              (570,947)           (602,432)        (818,723)
   Administrative charges                                        --                (52,766)            (88,902)         (92,824)
   Policy loans                                              (1,542)               (51,964)             11,314          (62,371)
   Terminations and withdrawals                              (1,011)              (166,704)            (88,179)        (108,818)
                                                           --------             ----------          ----------      -----------
Increase (decrease) in net assets resulting from
   principal transactions                                     9,095              1,184,984           2,465,771        2,319,754
                                                           --------             ----------          ----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                      14,884              1,835,776           2,912,847        4,504,850

NET ASSETS:

   Beginning of year                                        163,224              3,820,368           4,294,531        6,098,146
                                                           --------             ----------          ----------      -----------
   End of year                                             $178,108             $5,656,144          $7,207,378      $10,602,996
                                                           ========             ==========          ==========      ===========

For the Year Ended December 31, 2003

OPERATIONS:
   Net investment income (loss)                            $  5,142             $    5,869          $  154,330      $   117,989 +
   Net realized gain (loss) on investments                      577                (74,987)             32,404           29,227
   Capital gain distributions from mutual funds                  --                     --                  --          115,525 +
   Net change in unrealized appreciation
      (depreciation) of investments                          (4,265)               800,092             288,914        1,118,953
                                                           --------             ----------          ----------      -----------
Increase (decrease) in net assets resulting from
   operations                                                 1,454                730,974             475,648        1,381,694
                                                           --------             ----------          ----------      -----------

PRINCIPAL TRANSACTIONS:
   Net premiums                                               2,634                891,596             725,583        1,247,148
   Net transfers from (to) other Divisions or fixed
      rate option                                            60,630                811,551           1,395,290        1,224,911
   Internal rollovers                                            --                     --                  --               --
   Cost of insurance and other charges                      (19,519)              (424,419)           (476,367)        (560,979)
   Administrative charges                                        --                (40,176)            (34,883)         (60,804)
   Policy loans                                                  --                (45,305)            (12,655)        (209,742)
   Terminations and withdrawals                             (18,177)              (209,486)            (16,354)        (177,062)
                                                           --------             ----------          ----------      -----------
Increase (decrease) in net assets resulting from
   principal transactions                                    25,568                983,761           1,580,614        1,463,472
                                                           --------             ----------          ----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                      27,022              1,714,735           2,056,262        2,845,166

NET ASSETS:
   Beginning of year                                        136,202              2,105,633           2,238,269        3,252,980
                                                           --------             ----------          ----------      -----------
   End of year                                             $163,224             $3,820,368          $4,294,531      $ 6,098,146
                                                           ========             ==========          ==========      ===========

+ Net investment income (loss) and capital gain distributions from mutual funds for the respective Divisions have been restated due to a misclassification of short-term capital gains in prior years. See Note H for further disclosure.

                             See accompanying notes.

                                     VL-R-22

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS

Note A - Organization

Separate Account VL-R (the "Separate Account") was established by resolution of the Board of Directors of American General Life Insurance Company (the "Company") on May 6, 1997 to fund variable universal life insurance policies issued by the Company. The following products are included in the Separate
Account: AG Legacy Plus, Corporate America, Legacy Plus, Platinum Investor I, Platinum Investor II, Platinum Investor III, Platinum Investor FlexDirector, Platinum Investor PLUS, Platinum Investor Survivor, Platinum Investor Survivor II and The One VUL Solution. Of the products listed, Legacy Plus, Platinum Investor I, Platinum Investor Survivor and The One VUL Solution are no longer offered for sale. The Company is an indirect, wholly-owned subsidiary of American International Group, Inc. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

The Separate Account is divided into "Divisions", which invest in independently managed mutual fund portfolios ("Funds"). The Funds available to policy owners through the various Divisions are as follows:

AIM Variable Insurance Funds ("AIM V.I."):
   AIM V.I. International Growth Fund - Series I
   AIM V.I. Premier Equity Fund - Series I

The Alger American Fund:
   Alger American Leveraged AllCap Portfolio - Class O Shares
   Alger American MidCap Growth Portfolio - Class O Shares

American Century Variable Portfolios, Inc. ("American Century VP"):
   American Century VP Value Fund - Class I

Ayco Series Trust:
   Ayco Growth Fund (1)

Credit Suisse Trust ("Credit Suisse"):
   Credit Suisse Small Cap Growth Portfolio

Dreyfus Investment Portfolios ("Dreyfus IP"):
   Dreyfus IP MidCap Stock Portfolio - Initial shares

Dreyfus Variable Investment Fund ("Dreyfus VIF"):
   Dreyfus VIF Developing Leaders Portfolio - Initial shares
   Dreyfus VIF Quality Bond Portfolio - Initial shares

Fidelity(R) Variable Insurance Products ("Fidelity VIP"):
   Fidelity(R) VIP Asset Manager(SM) Portfolio - Service Class 2
   Fidelity(R) VIP Contrafund(R) Portfolio - Service Class 2
   Fidelity(R) VIP Equity-Income Portfolio - Service Class 2
   Fidelity(R) VIP Growth Portfolio - Service Class 2
   Fidelity(R) VIP Mid Cap Portfolio - Service Class 2

Franklin Templeton Variable Insurance Products Trust
("Franklin Templeton"):
   Franklin Templeton - Franklin Small Cap Fund - Class 2
   Franklin Templeton - Franklin Small Cap Value Securities Fund - Class 2 Franklin Templeton - Franklin U.S. Government Fund - Class 2
   Franklin Templeton - Mutual Shares Securities Fund - Class 2
   Franklin Templeton - Templeton Foreign Securities Fund - Class 2

Goldman Sachs Variable Insurance Trust:
   Goldman Sachs Capital Growth Fund (1)

Janus Aspen Series:
   Janus Aspen Series International Growth Portfolio - Service Shares Janus Aspen Series Mid Cap Growth Portfolio - Service Shares
   Janus Aspen Series Worldwide Growth Portfolio - Service Shares

J.P. Morgan Series Trust II:
   JPMorgan Mid Cap Value Portfolio
   JPMorgan Small Company Portfolio

MFS(R) Variable Insurance Trust(SM) ("MFS(R)VIT"):
   MFS(R) VIT Capital Opportunities Series - Initial Class
   MFS(R) VIT Emerging Growth Series - Initial Class
   MFS(R) VIT New Discovery Series - Initial Class
   MFS(R) VIT Research Series - Initial Class
   MFS(R) VIT Total Return Series - Initial Class

Neuberger Berman Advisers Management Trust ("Neuberger
Berman AMT"):
   Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I
   Neuberger Berman AMT Partners Portfolio - Class I

Oppenheimer Variable Account Funds:
   Oppenheimer Balanced Fund/VA - Non-Service Shares (2)
   Oppenheimer Global Securities Fund/VA - Non-Service Shares
   Oppenheimer High Income Fund/VA - Non-Service Shares

PIMCO Variable Insurance Trust ("PIMCO VIT"):
   PIMCO VIT Real Return Portfolio - Administrative Class
   PIMCO VIT Short-Term Portfolio - Administrative Class
   PIMCO VIT Total Return Portfolio - Administrative Class

Pioneer Variable Contracts Trust:
   Pioneer Fund VCT Portfolio - Class I (3)
   Pioneer Growth Opportunities VCT Portfolio - Class I (3)

                                     VL-R-23

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note A - Organization - Continued

Putnam Variable Trust ("Putnam VT"):
   Putnam VT Diversified Income Fund - Class IB
   Putnam VT Growth and Income Fund - Class IB
   Putnam VT International Growth and Income Fund - Class IB
   Putnam VT Small Cap Value Fund - Class IB
   Putnam VT Vista Fund - Class IB
   Putnam VT Voyager Fund - Class IB

Safeco Resource Series Trust ("Safeco RST"):
   Safeco RST Core Equity Portfolio (3)
   Safeco RST Growth Opportunities Portfolio (3)

Scudder Investments VIT Funds:
   Scudder International Portfolio (4)
   Scudder VIT EAFE(R) Equity Index Fund - Class A
   Scudder VIT Equity 500 Index Fund - Class A

SunAmerica Series Trust ("SunAmerica"):
   SunAmerica - Aggressive Growth Portfolio - Class 1
   SunAmerica - SunAmerica Balanced Portfolio - Class 1

The Universal Institutional Funds, Inc. ("UIF"):
   UIF Equity Growth Portfolio - Class I
   UIF High Yield Portfolio - Class I

VALIC Company I:
   VALIC Company I - International Equities Fund
   VALIC Company I - Mid Cap Index Fund
   VALIC Company I - Money Market I Fund
   VALIC Company I - Nasdaq-100(R) Index Fund
   VALIC Company I - Science & Technology Fund
   VALIC Company I - Small Cap Index Fund
   VALIC Company I - Stock Index Fund

Van Kampen Life Investment Trust ("Van Kampen LIT"):
   Van Kampen LIT Emerging Growth Portfolio - Class I
   Van Kampen LIT Government Portfolio - Class I
   Van Kampen LIT Growth and Income Portfolio - Class I

Vanguard(R) Variable Insurance Fund ("Vanguard VIF"):
   Vanguard(R) VIF High Yield Bond Portfolio
   Vanguard(R) VIF REIT Index Portfolio

(1) Effective December 19, 2003, Ayco Growth Fund (which was not available for new investments as of May 1, 2003) was reorganized into Goldman Sachs Capital Growth Fund. Goldman Sachs Capital Growth Fund is not available for new investments.
(2) Effective May 1, 2004, Oppenheimer Multiple Strategies Fund/VA changed its name to Oppenheimer Balanced Fund/VA.
(3) Effective December 10, 2004, Safeco RST Core Equity Portfolio and Safeco RST Growth Opportunities Portfolio were reorganized into Pioneer Fund VCT Portfolio - Class I and Pioneer Growth Opportunities VCT Portfolio - Class I, respectively. Policy owners invested in either of the Pioneer portfolios on December 10, 2004 are the only ones who may continue to use these portfolios.
(4)  Scudder International Portfolio is no longer an investment option.

AIG SunAmerica Asset Management Corp., an affiliate of the Company, serves as the investment advisor to SunAmerica Series Trust.

The Variable Annuity Life Insurance Company, an affiliate of the Company, serves as the investment advisor to VALIC Company I.

In addition to the Divisions above, policy owners may allocate funds to a fixed account that is part of the Company's general account. Policy owners should refer to the prospectus and prospectus supplements for a complete description of the available Funds and the fixed account.

The assets of the Separate Account are segregated from the Company's other assets. The operations of the Separate Account are part of the Company.

Net premiums from the policies are allocated to the Divisions and invested in the Funds in accordance with policy owner instructions. The premiums are recorded as principal transactions in the Statement of Changes in Net Assets.

                                     VL-R-24

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note B - Summary of Significant Accounting Policies and Basis of Presentation

The accompanying financial statements of the Separate Account have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). The accounting principles followed by the Separate Account and the methods of applying those principles are presented below.

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the year. Actual results could differ from those estimates.

Security valuation - The investments in shares of the Funds are stated at the net asset value of the respective portfolio as determined by the fund, which value their securities at fair value.

Security transactions and related investment income - Security transactions which represent purchases and sales of investments are accounted for on the trade date at fair value. Realized gains and losses from security transactions are determined on the basis of first-in first-out. Dividend income and distributions of capital gains are recorded on the ex-dividend date and reinvested upon receipt.

Policy loans - When a policy loan is made, the loan amount is transferred to the Company from the policy owner's selected investment Division(s), and held as collateral. Interest on this collateral amount is credited to the policy. Loan repayments are invested in the policy owner's selected investment Division(s), after they are first used to repay all loans taken from the declared fixed interest account option.

Federal income taxes - The Company is taxed as a life insurance company under the Internal Revenue Code and includes the operations of the Separate Account in determining its federal income tax liability. As a result, the Separate Account is not taxed as a "Regulated Investment Company" under subchapter M of the Internal Revenue Code. Under existing federal income tax law, the investment income and capital gains from sales of investments realized by the Separate Account are not taxable. Therefore, no federal income tax provision has been made.

Accumulation unit - This is a measuring unit used to calculate the policy owner's interest. Such units are valued daily to reflect investment performance and the prorated daily deduction for mortality and expense risk charges.

Note C - Policy Charges

Deductions from premium payments - Certain jurisdictions require that a deduction be made from each premium payment for premium taxes. The amount of such deduction currently ranges from 0% to 3.5%. For Corporate America policies, the Company deducts from each premium payment a charge to cover costs associated with the issuance of the policy, administrative services the Company performs and a premium tax that is applicable to the Company in the state or other jurisdiction of the policy owner. The amount the Company deducts in policy year 1 through 7 is 9% up to the "target premium" and 5% on any premium amounts in excess of the target premium. The amount the Company deducts in year 8 and thereafter is 5% of all premium payments. The target premium is an amount of premium that is approximately equal to the seven-pay premium, which is the maximum amount of premium that may be paid without the policy becoming a modified endowment contract.

For other policies offered through the Separate Account (except for Corporate America, AG Legacy Plus, and Legacy Plus), the following premium expense charge may be deducted from each after-tax premium payment, prior to allocation to the Separate Account.

                                     VL-R-25

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note C - Policy Charges - Continued

--------------------------------------------------------------------------------
                                                                     Current
Policies                                                         Premium Expense
--------------------------------------------------------------------------------
Platinum Investor I and II                                             2.50%
--------------------------------------------------------------------------------
Platinum Investor III                                                  5.00%
--------------------------------------------------------------------------------
Platinum Investor FlexDirector                                         5.00%
--------------------------------------------------------------------------------
Platinum Investor PLUS                                                 5.00%
--------------------------------------------------------------------------------
Platinum Investor Survivor                                             6.50%
--------------------------------------------------------------------------------
Platinum Investor Survivor II                                          5.00%
--------------------------------------------------------------------------------

Separate Account charges - Currently, charges are assessed through the daily unit value calculation at the following annual rates from the daily net asset value of the Divisions and are paid to the Company. These charges are made in return for the Company's assumption of mortality and expense risks associated with the policies issued. A summary of these charges by policy follows:

------------------------------------------------------------------------------------------------------------------------------
                                                Expense Risk    First Reduction in    After    Second Reduction
                                               Current Annual      Mortality and     Policy    in Mortality and   After Policy
Policies                                            Rate         Expense Risk Rate    Year    Expense Risk Rate       Year
------------------------------------------------------------------------------------------------------------------------------
AG Legacy Plus                                      0.75%              0.10%           10            0.25%             20
------------------------------------------------------------------------------------------------------------------------------
Corporate America                                   0.35%              0.10%           10            0.10%             20
------------------------------------------------------------------------------------------------------------------------------
Corporate America (reduced surrender charge)        0.65%              0.25%           10            0.25%             20
------------------------------------------------------------------------------------------------------------------------------
Legacy Plus                                         0.75%              0.25%           10            0.25%             20
------------------------------------------------------------------------------------------------------------------------------
Platinum Investor I and II                          0.75%              0.25%           10            0.25%             20
------------------------------------------------------------------------------------------------------------------------------
Platinum Investor III                               0.70%              0.25%           10            0.35%             20
------------------------------------------------------------------------------------------------------------------------------
Platinum Investor FlexDirector                      0.70%              0.25%           10            0.35%             20
------------------------------------------------------------------------------------------------------------------------------
Platinum Investor PLUS                              0.70%              0.25%           10            0.35%             20
------------------------------------------------------------------------------------------------------------------------------
Platinum Investor Survivor                          0.40%              0.20%           10            0.10%             30
------------------------------------------------------------------------------------------------------------------------------
Platinum Investor Survivor II                       0.75%              0.25%           15            0.35%             30
------------------------------------------------------------------------------------------------------------------------------

Other charges paid to the Company by redemption of units outstanding include the deductions for the maintenance charges, cost of insurance, additional benefit riders, transfer fees and surrender charges.

Monthly maintenance charges are paid to the Company for the cost of administrative services we provide under current policies.

Since determination of both the insurance rate and the Company's net amount at risk depends upon several factors, the cost of insurance deduction may vary from month to month. Policy accumulation value, specified amount of insurance and certain characteristics of the insured person are among the variables included in the calculation for the monthly cost of insurance deduction.

Monthly charges are deducted, if the policy owner selects additional benefit riders for certain policies. The charges for any rider selected will vary by policy within a range based on either the personal characteristics of the insured person or the specific coverage chosen under the rider.

The Company reserves the right to charge a $25 transfer fee for each transfer in excess of 12 during the policy year. Transfer requests are subject to the Company's published rules concerning market timing. A policy owner who violates these rules will for a period of time (typically six months), have certain restrictions placed on transfers.

A surrender charge may be applicable to certain withdrawal amounts and is payable to the Company. The amount of the surrender charge depends on the age and other insurance characteristics of the insured person. For partial surrender, the Company may charge a maximum transaction fee per policy equal to the lesser of 2% of the amount withdrawn or $25. Currently, a $10 transaction fee per policy is charged for each partial surrender.

A loan may be requested against the policy while the policy has a net cash surrender value. The daily interest charge on the loan is paid to the Company for the expenses of administering and providing policy loans. The interest charge is collected through any loan repayment from the policyholder.

                                     VL-R-26

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note D - Security Purchases and Sales

For the year ended December 31, 2004, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                                            Cost of    Proceeds from
Divisions                                                                  Purchases       Sales
----------------------------------------------------------------------------------------------------
AIM V.I. International Growth Fund - Series I                             $2,634,667     $  813,389
AIM V.I. Premier Equity Fund - Series I                                    2,035,612      1,508,801
Alger American Leveraged AllCap Portfolio - Class O Shares                   298,449         26,942
Alger American MidCap Growth Portfolio - Class O Shares                      691,971        108,094
American Century VP Value Fund - Class I                                   4,455,830      1,107,575
Credit Suisse Small Cap Growth Portfolio                                     706,678        246,708
Dreyfus IP MidCap Stock Portfolio - Initial shares                         1,111,169        489,261
Dreyfus VIF Developing Leaders Portfolio - Initial shares                  1,840,998      1,250,277
Dreyfus VIF Quality Bond Portfolio - Initial shares                        1,623,010      1,228,899
Fidelity VIP Asset Manager Portfolio - Service Class 2                     1,625,144        641,906
Fidelity VIP Contrafund Portfolio - Service Class 2                        5,830,439        521,071
Fidelity VIP Equity-Income Portfolio - Service Class 2                     5,219,416        696,594
Fidelity VIP Growth Portfolio - Service Class 2                            3,208,948        865,955
Fidelity VIP Mid Cap Portfolio - Service Class 2                             696,689         76,413
Franklin Templeton - Franklin Small Cap Fund - Class 2                        19,536         13,555
Franklin Templeton - Franklin Small Cap Value Securities Fund - Class 2      883,850        133,962
Franklin Templeton - Franklin U.S. Government Fund - Class 2               1,065,403      1,153,664
Franklin Templeton - Mutual Shares Securities Fund - Class 2               1,414,833        467,467
Franklin Templeton - Templeton Foreign Securities Fund - Class 2           3,722,235        540,662
Goldman Sachs Capital Growth Fund                                             61,644        540,976
Janus Aspen Series International Growth Portfolio - Service Shares         1,182,099        511,277
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares                 801,586        669,511
Janus Aspen Series Worldwide Growth Portfolio - Service Shares             1,141,735        672,979
JPMorgan Mid Cap Value Portfolio                                             353,074         31,002
JPMorgan Small Company Portfolio                                             769,964        113,927
MFS VIT Capital Opportunities Series - Initial Class                         881,644        401,891
MFS VIT Emerging Growth Series - Initial Class                             3,401,976      1,286,127
MFS VIT New Discovery Series - Initial Class                               1,105,456        981,207
MFS VIT Research Series - Initial Class                                      382,111        104,691
MFS VIT Total Return Series - Initial Class                                  150,567         68,320
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I                      911,226        339,828
Neuberger Berman AMT Partners Portfolio - Class I                              9,056          9,699
Oppenheimer Balanced Fund/VA - Non-Service Shares                            517,818         25,746
Oppenheimer Global Securities Fund/VA - Non-Service Shares                   823,115         62,606
Oppenheimer High Income Fund/VA - Non-Service Shares                          30,914          4,639
PIMCO VIT Real Return Portfolio - Administrative Class                     5,330,556      1,290,105
PIMCO VIT Short-Term Portfolio - Administrative Class                      2,288,700        776,693
PIMCO VIT Total Return Portfolio - Administrative Class                    3,287,456      2,302,628
Pioneer Fund VCT Portfolio - Class I                                       3,311,359         39,616
Pioneer Growth Opportunities VCT Portfolio - Class I                       5,571,057         95,506
Putnam VT Diversified Income Fund - Class IB                               2,363,801        708,895
Putnam VT Growth and Income Fund - Class IB                                3,450,439      1,354,071
Putnam VT International Growth and Income Fund - Class IB                    650,245      1,117,844
Putnam VT Small Cap Value Fund - Class IB                                     19,928         31,783
Putnam VT Vista Fund - Class IB                                                4,839          6,963
Putnam VT Voyager Fund - Class IB                                             90,138         40,837
Safeco RST Core Equity Portfolio                                             314,509      3,600,917
Safeco RST Growth Opportunities Portfolio                                    430,020      6,369,626
Scudder VIT Equity 500 Index Fund - Class A                                    3,501          1,760
SunAmerica - Aggressive Growth Portfolio - Class 1                           237,636         33,073

                                     VL-R-27

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note D - Security Purchases and Sales - Continued

For the year ended December 31, 2004, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                                           Cost of     Proceeds from
Divisions                                                                 Purchases       Sales
----------------------------------------------------------------------------------------------------
SunAmerica - SunAmerica Balanced Portfolio - Class 1                     $   380,119    $    40,223
UIF Equity Growth Portfolio - Class I                                        524,983        827,809
UIF High Yield Portfolio - Class I                                           442,261        567,777
VALIC Company I - International Equities Fund                                556,905        761,026
VALIC Company I - Mid Cap Index Fund                                       2,871,211      2,562,294
VALIC Company I - Money Market I Fund                                     28,173,647     30,304,391
VALIC Company I - Nasdaq-100 Index Fund                                      860,844        444,573
VALIC Company I - Science & Technology Fund                                  446,915        159,766
VALIC Company I - Small Cap Index Fund                                     1,488,481        861,311
VALIC Company I - Stock Index Fund                                         9,103,972     16,487,890
Van Kampen LIT Emerging Growth Portfolio - Class I                             6,283         12,386
Van Kampen LIT Government Portfolio - Class I                                 43,123         27,021
Van Kampen LIT Growth and Income Portfolio - Class I                       1,792,353        597,128
Vanguard VIF High Yield Bond Portfolio                                     5,442,603      2,693,793
Vanguard VIF REIT Index Portfolio                                          3,702,224      1,101,275

                                     VL-R-28

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note E - Investments

The following is a summary of fund shares owned as of December 31, 2004.

                                                                                       Net Asset   Value of Shares   Cost of Shares
Divisions                                                                   Shares       Value      at Fair Value         Held
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. International Growth Fund - Series I                                382,557     $19.77      $ 7,563,147       $ 6,020,580
AIM V.I. Premier Equity Fund - Series I                                      617,477      21.30       13,152,254        13,501,940
Alger American Leveraged AllCap Portfolio - Class O Shares                    17,944      30.39          545,330           503,216
Alger American MidCap Growth Portfolio - Class O Shares                       47,751      20.80          993,231           870,180
American Century VP Value Fund - Class I                                   1,654,245       8.75       14,474,643        11,589,658
Credit Suisse Small Cap Growth Portfolio                                     123,778      15.30        1,893,798         1,578,705
Dreyfus IP MidCap Stock Portfolio - Initial shares                           218,318      17.62        3,846,771         3,104,155
Dreyfus VIF Developing Leaders Portfolio - Initial shares                    286,886      41.55       11,920,104         9,889,476
Dreyfus VIF Quality Bond Portfolio - Initial shares                          706,846      11.41        8,065,115         8,120,836
Fidelity VIP Asset Manager Portfolio - Service Class 2                       330,635      14.64        4,840,496         4,432,425
Fidelity VIP Contrafund Portfolio - Service Class 2                          630,762      26.35       16,620,579        13,220,459
Fidelity VIP Equity-Income Portfolio - Service Class 2                       690,561      25.09       17,326,174        14,460,889
Fidelity VIP Growth Portfolio - Service Class 2                              363,166      31.64       11,490,581        10,365,912
Fidelity VIP Mid Cap Portfolio - Service Class 2                              37,443      29.88        1,118,796           932,381
Franklin Templeton - Franklin Small Cap Fund - Class 2                         8,100      19.43          157,374           134,468
Franklin Templeton - Franklin Small Cap Value Securities Fund - Class 2       75,094      15.65        1,175,221           988,696
Franklin Templeton - Franklin U.S. Government Fund - Class 2                 893,681      12.84       11,474,861        11,704,592
Franklin Templeton - Mutual Shares Securities Fund - Class 2                 464,219      16.64        7,724,611         5,866,910
Franklin Templeton - Templeton Foreign Securities Fund - Class 2             785,115      14.35       11,266,401         8,327,486
Goldman Sachs Capital Growth Fund                                            836,872      10.39        8,695,097         7,855,320
Janus Aspen Series International Growth Portfolio - Service Shares           121,786      26.94        3,280,905         2,577,675
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares                 104,254      25.36        2,643,890         1,958,672
Janus Aspen Series Worldwide Growth Portfolio - Service Shares               150,979      26.62        4,019,074         3,541,737
JPMorgan Mid Cap Value Portfolio                                              19,662      25.92          509,644           438,487
JPMorgan Small Company Portfolio                                              99,840      17.88        1,785,141         1,370,351
MFS VIT Capital Opportunities Series - Initial Class                         310,815      13.57        4,217,754         3,595,382
MFS VIT Emerging Growth Series - Initial Class                               837,235      17.52       14,668,356        13,624,093
MFS VIT New Discovery Series - Initial Class                                 232,199      14.87        3,452,798         2,944,070
MFS VIT Research Series - Initial Class                                      116,458      15.30        1,781,804         1,478,105
MFS VIT Total Return Series - Initial Class                                   42,601      21.43          912,933           782,409
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I                      157,487      17.83        2,808,001         2,303,479
Neuberger Berman AMT Partners Portfolio - Class I                              7,513      18.32          137,641           109,927
Oppenheimer Balanced Fund/VA - Non-Service Shares                             38,043      17.35          660,047           603,700
Oppenheimer Global Securities Fund/VA - Non-Service Shares                    36,789      29.51        1,085,642           926,716
Oppenheimer High Income Fund/VA - Non-Service Shares                          11,382       8.80          100,163            90,771
PIMCO VIT Real Return Portfolio - Administrative Class                     1,009,418      12.92       13,041,675        12,365,825
PIMCO VIT Short-Term Portfolio - Administrative Class                        594,980      10.08        5,997,396         6,003,174
PIMCO VIT Total Return Portfolio - Administrative Class                    1,128,551      10.51       11,861,073        11,631,199
Pioneer Fund VCT Portfolio - Class I                                         162,632      20.57        3,345,341         3,272,244
Pioneer Growth Opportunities VCT Portfolio - Class I                         236,867      23.78        5,632,694         5,476,527
Putnam VT Diversified Income Fund - Class IB                                 821,519       9.17        7,533,333         7,138,085
Putnam VT Growth and Income Fund - Class IB                                  710,834      25.44       18,083,616        15,640,091
Putnam VT International Growth and Income Fund - Class IB                    406,026      13.51        5,485,413         3,890,006
Putnam VT Small Cap Value Fund - Class IB                                     21,810      22.79          497,050           316,861
Putnam VT Vista Fund - Class IB                                                6,775      12.43           84,210            69,025
Putnam VT Voyager Fund - Class IB                                             12,146      27.20          330,361           302,749
Scudder VIT Equity 500 Index Fund - Class A                                    1,481      12.73           18,849            17,598
SunAmerica - Aggressive Growth Portfolio - Class 1                            50,559      10.19          515,184           425,156
SunAmerica - SunAmerica Balanced Portfolio - Class 1                          52,455      14.00          734,164           678,535

                                     VL-R-29

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note E - Investments

The following is a summary of fund shares owned as of December 31, 2004.

                                                                                       Net Asset   Value of Shares   Cost of Shares
Divisions                                                                   Shares       Value      at Fair Value         Held
-----------------------------------------------------------------------------------------------------------------------------------
UIF Equity Growth Portfolio - Class I                                        270,195     $13.75      $ 3,715,185       $ 3,593,545
UIF High Yield Portfolio - Class I                                           238,695       7.28        1,737,699         1,585,683
VALIC Company I - International Equities Fund                                244,597       7.86        1,922,532         1,525,868
VALIC Company I - Mid Cap Index Fund                                         725,933      21.30       15,462,377        12,445,450
VALIC Company I - Money Market I Fund                                     34,546,134       1.00       34,546,134        34,546,134
VALIC Company I - Nasdaq-100 Index Fund                                      811,732       4.51        3,660,913         2,791,295
VALIC Company I - Science & Technology Fund                                  108,412      11.42        1,238,061         1,088,071
VALIC Company I - Small Cap Index Fund                                       307,978      16.04        4,939,968         3,804,437
VALIC Company I - Stock Index Fund                                         1,186,435      32.77       38,879,463        34,175,164
Van Kampen LIT Emerging Growth Portfolio - Class I                             2,189      26.02           56,966            48,229
Van Kampen LIT Government Portfolio - Class I                                 18,787       9.48          178,102           179,552
Van Kampen LIT Growth and Income Portfolio - Class I                         292,761      19.32        5,656,142         4,525,281
Vanguard VIF High Yield Bond Portfolio                                       799,045       9.02        7,207,387         6,804,057
Vanguard VIF REIT Index Portfolio                                            527,775      20.09       10,602,996         7,805,370

                                     VL-R-30

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units

Summary of Changes in Units for the year ended December 31, 2004.

                                                                          Accumulation    Accumulation    Net Increase
Divisions                                                                 Units Issued   Units Redeemed    (Decrease)
----------------------------------------------------------------------------------------------------------------------
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus                                                              8,359          (1,179)         7,180
   Corporate America                                                             600            (229)           371
   Corporate America (reduced surrender charge)                                  680              (1)           679
   Platinum Investor I & II                                                   49,192         (55,963)        (6,771)
   Platinum Investor III                                                     211,190         (29,025)       182,165
   Platinum Investor PLUS                                                      7,344          (1,271)         6,073
   Platinum Investor Survivor                                                 27,183          (5,899)        21,284
   Platinum Investor Survivor II                                              15,918            (218)        15,700
AIM V.I. Premier Equity Fund - Series I
   Corporate America                                                              78            (236)          (158)
   Platinum Investor I & II                                                  146,834        (152,515)        (5,681)
   Platinum Investor III                                                     160,395         (94,147)        66,248
   Platinum Investor FlexDirector                                                205              (1)           204
   Platinum Investor PLUS                                                     10,275          (2,475)         7,800
   Platinum Investor Survivor                                                 24,355         (17,775)         6,580
   Platinum Investor Survivor II                                               4,256          (1,177)         3,079
Alger American Leveraged AllCap Portfolio - Class O Shares
   Platinum Investor I & II                                                      141             (43)            98
   Platinum Investor III                                                      19,000          (4,298)        14,702
   Platinum Investor PLUS                                                      8,707            (879)         7,828
   Platinum Investor Survivor                                                    163            (151)            12
   Platinum Investor Survivor II                                                  37             (12)            25
Alger American MidCap Growth Portfolio - Class O Shares
   Platinum Investor I & II                                                    9,145            (266)         8,879
   Platinum Investor III                                                      31,988          (6,373)        25,615
   Platinum Investor FlexDirector                                              5,715             (28)         5,687
   Platinum Investor PLUS                                                      6,929          (1,158)         5,771
   Platinum Investor Survivor                                                     --          (1,929)        (1,929)
   Platinum Investor Survivor II                                                 726            (139)           587
American Century VP Value Fund - Class I
   AG Legacy Plus                                                              5,289          (1,997)         3,292
   Corporate America                                                              --          (1,685)        (1,685)
   Platinum Investor I & II                                                   49,139         (27,229)        21,910
   Platinum Investor III                                                     221,222         (63,883)       157,339
   Platinum Investor FlexDirector                                                 34              (3)            31
   Platinum Investor PLUS                                                     26,107          (6,885)        19,222
   Platinum Investor Survivor                                                 12,134          (5,109)         7,025
   Platinum Investor Survivor II                                              40,828          (7,494)        33,334
Credit Suisse Small Cap Growth Portfolio
   Platinum Investor I & II                                                   27,987          (4,094)        23,893
   Platinum Investor III                                                      45,006         (19,750)        25,256
   Platinum Investor FlexDirector                                              4,748             (25)         4,723
   Platinum Investor PLUS                                                      6,102          (1,515)         4,587
   Platinum Investor Survivor                                                    402          (2,133)        (1,731)
   Platinum Investor Survivor II                                                 697            (171)           526
Dreyfus IP MidCap Stock Portfolio - Initial shares
   Platinum Investor I & II                                                    8,668          (8,177)           491
   Platinum Investor III                                                      75,184         (32,259)        42,925
   Platinum Investor FlexDirector                                                  3              (2)             1
   Platinum Investor PLUS                                                      8,283          (2,677)         5,606
   Platinum Investor Survivor                                                  3,020          (3,958)          (938)
   Platinum Investor Survivor II                                               2,006            (717)         1,289

                                    VL-R-31

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2004.

                                                                          Accumulation    Accumulation    Net Increase
Divisions                                                                 Units Issued   Units Redeemed    (Decrease)
----------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Developing Leaders Portfolio - Initial shares
   Corporate America                                                             468          (1,604)        (1,136)
   Platinum Investor I & II                                                   54,050         (83,708)       (29,658)
   Platinum Investor III                                                     146,301         (78,420)        67,881
   Platinum Investor PLUS                                                     17,107          (4,983)        12,124
   Platinum Investor Survivor                                                 12,265          (7,038)         5,227
   Platinum Investor Survivor II                                              20,505          (5,012)        15,493
Dreyfus VIF Quality Bond Portfolio - Initial shares
   Corporate America                                                              24            (203)          (179)
   Platinum Investor I & II                                                   21,635         (62,172)       (40,537)
   Platinum Investor III                                                      91,238         (48,132)        43,106
   Platinum Investor PLUS                                                     10,901          (5,630)         5,271
   Platinum Investor Survivor                                                  6,629          (3,817)         2,812
   Platinum Investor Survivor II                                               3,327          (1,063)         2,264
Fidelity VIP Asset Manager Portfolio - Service Class 2
   AG Legacy Plus                                                              7,329            (595)         6,734
   Platinum Investor I & II                                                   47,912         (38,617)         9,295
   Platinum Investor III                                                      95,379         (33,406)        61,973
   Platinum Investor PLUS                                                     13,302          (3,053)        10,249
   Platinum Investor Survivor                                                  1,454            (934)           520
   Platinum Investor Survivor II                                               4,038          (1,253)         2,785
Fidelity VIP Contrafund Portfolio - Service Class 2
   AG Legacy Plus                                                              6,210          (1,554)         4,656
   Corporate America                                                             453          (1,743)        (1,290)
   Platinum Investor I & II                                                  128,641         (24,241)       104,400
   Platinum Investor III                                                     439,390        (111,853)       327,537
   Platinum Investor FlexDirector                                                327              (6)           321
   Platinum Investor PLUS                                                     54,739         (11,102)        43,637
   Platinum Investor Survivor                                                 45,650          (6,646)        39,004
   Platinum Investor Survivor II                                              24,415          (1,801)        22,614
Fidelity VIP Equity-Income Portfolio - Service Class 2
   AG Legacy Plus                                                             14,306          (3,762)        10,544
   Corporate America                                                           1,851          (1,696)           155
   Corporate America (reduced surrender charge)                                  716              (2)           714
   Platinum Investor I & II                                                   92,724         (23,135)        69,589
   Platinum Investor III                                                     366,492        (107,400)       259,092
   Platinum Investor FlexDirector                                                631             (11)           620
   Platinum Investor PLUS                                                     33,742          (8,632)        25,110
   Platinum Investor Survivor                                                 51,525          (9,991)        41,534
   Platinum Investor Survivor II                                              21,676          (4,040)        17,636
Fidelity VIP Growth Portfolio - Service Class 2
   AG Legacy Plus                                                              4,814          (1,430)         3,384
   Corporate America                                                              --            (112)          (112)
   Corporate America (reduced surrender charge)                                  254              (1)           253
   Platinum Investor I & II                                                   73,632         (29,373)        44,259
   Platinum Investor III                                                     397,150        (163,927)       233,223
   Platinum Investor FlexDirector                                              7,441             (37)         7,404
   Platinum Investor PLUS                                                     59,607         (12,115)        47,492
   Platinum Investor Survivor                                                  9,347         (17,977)        (8,630)
   Platinum Investor Survivor II                                               9,417          (3,959)         5,458
Fidelity VIP Mid Cap Portfolio - Service Class 2
   Platinum Investor I & II                                                    3,529            (715)         2,814
   Platinum Investor III                                                      35,382          (4,501)        30,881

                                     VL-R-32

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2004.

                                                                          Accumulation    Accumulation    Net Increase
Divisions                                                                 Units Issued   Units Redeemed    (Decrease)
----------------------------------------------------------------------------------------------------------------------
Fidelity VIP Mid Cap Portfolio - Service Class 2 - Continued
   Platinum Investor FlexDirector                                                290              (2)           288
   Platinum Investor PLUS                                                      6,300          (1,038)         5,262
   Platinum Investor Survivor                                                  1,844             (28)         1,816
   Platinum Investor Survivor II                                                 399             (56)           343
Franklin Templeton - Franklin Small Cap Fund - Class 2
   AG Legacy Plus                                                              2,485          (1,391)         1,094
Franklin Templeton - Franklin Small Cap Value Securities Fund - Class 2
   Corporate America (reduced surrender charge)                                  464              (1)           463
   Platinum Investor I & II                                                   12,041            (359)        11,682
   Platinum Investor III                                                      31,683          (4,692)        26,991
   Platinum Investor FlexDirector                                                185             (10)           175
   Platinum Investor PLUS                                                     11,724          (1,567)        10,157
   Platinum Investor Survivor                                                  4,580            (301)         4,279
   Platinum Investor Survivor II                                                 437            (342)            95
Franklin Templeton - Franklin U.S. Government Fund - Class 2
   Platinum Investor I & II                                                    1,491         (14,608)       (13,117)
   Platinum Investor III                                                      29,741         (77,166)       (47,425)
   Platinum Investor PLUS                                                     10,411          (4,384)         6,027
   Platinum Investor Survivor                                                    338             (12)           326
   Platinum Investor Survivor II                                               3,449          (2,022)         1,427
Franklin Templeton - Mutual Shares Securities Fund - Class 2
   Platinum Investor I & II                                                   38,458          (8,120)        30,338
   Platinum Investor III                                                      81,677         (40,862)        40,815
   Platinum Investor FlexDirector                                                317              (5)           312
   Platinum Investor PLUS                                                     14,479          (3,887)        10,592
   Platinum Investor Survivor                                                    428          (1,103)          (675)
   Platinum Investor Survivor II                                               4,287          (1,398)         2,889
Franklin Templeton - Templeton Foreign Securities Fund - Class 2
   AG Legacy Plus                                                              6,490          (1,168)         5,322
   Platinum Investor I & II                                                   78,175          (8,968)        69,207
   Platinum Investor III                                                     211,466         (40,525)       170,941
   Platinum Investor FlexDirector                                                441              (4)           437
   Platinum Investor PLUS                                                     12,149          (2,478)         9,671
   Platinum Investor Survivor                                                 16,008          (2,411)        13,597
   Platinum Investor Survivor II                                              24,828          (2,596)        22,232
Goldman Sachs Capital Growth Fund
   Platinum Investor I & II                                                       --            (867)          (867)
   Platinum Investor III                                                          --          (1,846)        (1,846)
   Platinum Investor PLUS                                                         --              (2)            (2)
   Platinum Investor Survivor                                                     --         (36,264)       (36,264)
   Platinum Investor Survivor II                                                  --         (17,089)       (17,089)
Janus Aspen Series International Growth Portfolio - Service Shares
   Corporate America                                                              --             (30)           (30)
   Platinum Investor I & II                                                   42,750         (11,601)        31,149
   Platinum Investor III                                                      77,373         (32,460)        44,913
   Platinum Investor FlexDirector                                             12,854             (70)        12,784
   Platinum Investor PLUS                                                      5,291          (1,325)         3,966
   Platinum Investor Survivor                                                 10,189         (13,854)        (3,665)
   Platinum Investor Survivor II                                                 866            (782)            84
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares
   Corporate America                                                              --          (1,858)        (1,858)
   Platinum Investor I & II                                                    7,609          (7,789)          (180)

                                    VL-R-33

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2004.

                                                  Accumulation    Accumulation    Net Increase
Divisions                                         Units Issued   Units Redeemed    (Decrease)
----------------------------------------------------------------------------------------------
Janus Aspen Series Mid Cap Growth Portfolio -
   Service Shares - Continued
   Platinum Investor III                            120,674          (95,407)        25,267
   Platinum Investor PLUS                             3,912           (1,441)         2,471
   Platinum Investor Survivor                         4,546           (7,662)        (3,116)
   Platinum Investor Survivor II                        958             (166)           792
Janus Aspen Series Worldwide Growth Portfolio -
   Service Shares
   Corporate America                                    591           (1,990)        (1,399)
   Platinum Investor I & II                           7,808          (11,429)        (3,621)
   Platinum Investor III                            114,343          (61,554)        52,789
   Platinum Investor PLUS                             6,624           (2,480)         4,144
   Platinum Investor Survivor                         7,099           (6,713)           386
   Platinum Investor Survivor II                     16,801           (3,939)        12,862
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II                           2,011              (74)         1,937
   Platinum Investor III                             20,807           (3,070)        17,737
   Platinum Investor PLUS                             4,946             (552)         4,394
   Platinum Investor Survivor                           245              (38)           207
   Platinum Investor Survivor II                        200              (74)           126
JPMorgan Small Company Portfolio
   Platinum Investor I & II                          18,310           (2,141)        16,169
   Platinum Investor III                             55,923          (13,980)        41,943
   Platinum Investor PLUS                             5,376             (992)         4,384
   Platinum Investor Survivor                         1,248             (514)           734
   Platinum Investor Survivor II                      2,774              (97)         2,677
MFS VIT Capital Opportunities Series -
   Initial Class
   Corporate America                                     --           (3,396)        (3,396)
   Platinum Investor I & II                           6,040          (15,921)        (9,881)
   Platinum Investor III                            136,038          (72,326)        63,712
   Platinum Investor FlexDirector                       173               --            173
   Platinum Investor PLUS                            24,398           (4,467)        19,931
   Platinum Investor Survivor                         7,259          (12,843)        (5,584)
   Platinum Investor Survivor II                      1,246             (534)           712
MFS VIT Emerging Growth Series - Initial Class
   AG Legacy Plus                                       845             (942)           (97)
   Corporate America                                     --             (232)          (232)
   Corporate America (reduced surrender charge)         922               (2)           920
   Platinum Investor I & II                         132,247         (133,405)        (1,158)
   Platinum Investor III                            441,801         (127,638)       314,163
   Platinum Investor FlexDirector                       207              (10)           197
   Platinum Investor PLUS                            23,594           (4,912)        18,682
   Platinum Investor Survivor                        64,099          (23,781)        40,318
   Platinum Investor Survivor II                     30,736             (607)        30,129
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus                                     5,396           (1,056)         4,340
   Corporate America                                     --           (1,449)        (1,449)
   Platinum Investor I & II                          41,557          (71,031)       (29,474)
   Platinum Investor III                             96,661          (39,991)        56,670
   Platinum Investor FlexDirector                       262               (6)           256
   Platinum Investor PLUS                            11,611           (2,679)         8,932
   Platinum Investor Survivor                         4,788           (7,198)        (2,410)
   Platinum Investor Survivor II                      1,002          (12,978)       (11,976)
MFS VIT Research Series - Initial Class
   Corporate America                                     --              (39)           (39)

                                     VL-R-34

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2004.

                                                  Accumulation    Accumulation    Net Increase
Divisions                                         Units Issued   Units Redeemed    (Decrease)
----------------------------------------------------------------------------------------------
MFS VIT Research Series - Initial Class -
   Continued
   Platinum Investor I & II                           9,479           (6,756)         2,723
   Platinum Investor III                             60,663          (29,059)        31,604
   Platinum Investor FlexDirector                       106               --            106
   Platinum Investor PLUS                             3,785             (963)         2,822
   Platinum Investor Survivor                         2,449           (2,900)          (451)
   Platinum Investor Survivor II                      2,114             (630)         1,484
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus                                    24,630          (11,595)        13,035
Neuberger Berman AMT Mid-Cap Growth Portfolio -
   Class I
   Corporate America                                    788               --            788
   Corporate America (reduced surrender charge)         233               --            233
   Platinum Investor I & II                          16,311           (7,773)         8,538
   Platinum Investor III                             90,413          (48,788)        41,625
   Platinum Investor FlexDirector                       166               --            166
   Platinum Investor PLUS                            23,788           (4,275)        19,513
   Platinum Investor Survivor                        20,342           (6,966)        13,376
   Platinum Investor Survivor II                      3,008           (1,449)         1,559
Neuberger Berman AMT Partners Portfolio -
   Class I
   AG Legacy Plus                                       867             (870)            (3)
Oppenheimer Balanced Fund/VA - Non-Service
   Shares
   Platinum Investor I & II                           2,533             (140)         2,393
   Platinum Investor III                             27,006           (2,991)        24,015
   Platinum Investor PLUS                            14,666             (718)        13,948
   Platinum Investor Survivor                            --               --             --
   Platinum Investor Survivor II                        802             (129)           673
Oppenheimer Global Securities Fund/VA -
   Non-Service Shares
   Platinum Investor I & II                           2,120               (3)         2,117
   Platinum Investor III                             49,013           (5,649)        43,364
   Platinum Investor FlexDirector                         4               (2)             2
   Platinum Investor PLUS                             6,285             (926)         5,359
   Platinum Investor Survivor                         1,214             (110)         1,104
   Platinum Investor Survivor II                        328             (266)            62
Oppenheimer High Income Fund/VA -
   Non-Service Shares
   AG Legacy Plus                                     2,267             (440)         1,827
PIMCO VIT Real Return Portfolio -
   Administrative Class
   AG Legacy Plus                                     4,782           (3,606)         1,176
   Corporate America                                     --              (88)           (88)
   Corporate America (reduced surrender charge)         754               (1)           753
   Platinum Investor I & II                          22,076          (17,998)         4,078
   Platinum Investor III                            298,192          (93,486)       204,706
   Platinum Investor FlexDirector                       305               (7)           298
   Platinum Investor PLUS                            18,544           (7,623)        10,921
   Platinum Investor Survivor                        14,284           (4,508)         9,776
   Platinum Investor Survivor II                     27,071           (3,206)        23,865
PIMCO VIT Short-Term Portfolio -
   Administrative Class
   Corporate America                                  9,348           (3,303)         6,045
   Platinum Investor I & II                          46,142          (24,793)        21,349
   Platinum Investor III                             99,222          (24,830)        74,392
   Platinum Investor FlexDirector                     4,080              (21)         4,059
   Platinum Investor PLUS                            10,935           (1,838)         9,097
   Platinum Investor Survivor                        20,906           (3,262)        17,644
   Platinum Investor Survivor II                      3,316           (2,712)           604

                                     VL-R-35

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2004.

                                                  Accumulation    Accumulation    Net Increase
Divisions                                         Units Issued   Units Redeemed    (Decrease)
----------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio -
   Administrative Class
   AG Legacy Plus                                     5,160           (2,003)         3,157
   Corporate America                                  2,167             (132)         2,035
   Platinum Investor I & II                          24,815          (34,860)       (10,045)
   Platinum Investor III                            132,133         (100,920)        31,213
   Platinum Investor FlexDirector                     6,336              (41)         6,295
   Platinum Investor PLUS                            30,649           (8,015)        22,634
   Platinum Investor Survivor                         2,284           (6,870)        (4,586)
   Platinum Investor Survivor II                      9,997           (4,158)         5,839
Pioneer Fund VCT Portfolio - Class I
   Platinum Investor I & II                         246,612           (4,263)       242,349
   Platinum Investor III                             55,941             (498)        55,443
   Platinum Investor PLUS                             1,005               (7)           998
   Platinum Investor Survivor                        28,357             (185)        28,172
   Platinum Investor Survivor II                        392               (4)           388
Pioneer Growth Opportunities VCT Portfolio -
   Class I
   Corporate America                                  3,482               (8)         3,474
   Platinum Investor I & II                         354,695           (6,863)       347,832
   Platinum Investor III                            139,194           (1,261)       137,933
   Platinum Investor PLUS                             5,023              (44)         4,979
   Platinum Investor Survivor                        14,562             (243)        14,319
   Platinum Investor Survivor II                     39,332               (6)        39,326
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus                                     4,542             (434)         4,108
   Corporate America                                105,949           (4,451)       101,498
   Platinum Investor I & II                           5,981          (35,410)       (29,429)
   Platinum Investor III                             18,349          (13,628)         4,721
   Platinum Investor FlexDirector                        65               --             65
   Platinum Investor PLUS                             3,002           (1,082)         1,920
   Platinum Investor Survivor                           270           (3,345)        (3,075)
   Platinum Investor Survivor II                      1,417             (202)         1,215
Putnam VT Growth and Income Fund - Class IB
   Corporate America                                134,475           (6,520)       127,955
   Platinum Investor I & II                          56,218          (73,889)       (17,671)
   Platinum Investor III                            146,421          (89,431)        56,990
   Platinum Investor FlexDirector                     9,193              (45)         9,148
   Platinum Investor PLUS                            18,714           (5,059)        13,655
   Platinum Investor Survivor                        15,931          (20,215)        (4,284)
   Platinum Investor Survivor II                      1,590           (1,201)           389
Putnam VT International Growth and Income Fund
   - Class IB
   Corporate America                                    960               (1)           959
   Platinum Investor I & II                          22,238          (57,145)       (34,907)
   Platinum Investor III                             40,988          (48,322)        (7,334)
   Platinum Investor FlexDirector                       114               (2)           112
   Platinum Investor PLUS                             5,982           (1,774)         4,208
   Platinum Investor Survivor                         5,195          (10,780)        (5,585)
   Platinum Investor Survivor II                      1,346           (6,192)        (4,846)
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus                                       712           (1,359)          (647)
Putnam VT Vista Fund - Class IB
   AG Legacy Plus                                       386             (713)          (327)
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus                                    12,280           (3,201)         9,079

                                     VL-R-36

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2004.

                                                                   Accumulation    Accumulation    Net Increase
Divisions                                                          Units Issued   Units Redeemed    (Decrease)
---------------------------------------------------------------------------------------------------------------
Safeco RST Core Equity Portfolio
   Platinum Investor I & II                                             29,337        (305,514)      (276,177)
   Platinum Investor III                                                16,668         (80,604)       (63,936)
   Platinum Investor PLUS                                                  203          (1,041)          (838)
   Platinum Investor Survivor                                            6,952         (39,189)       (32,237)
   Platinum Investor Survivor II                                           274            (461)          (187)
Safeco RST Growth Opportunities Portfolio
   Corporate America                                                        31          (3,402)        (3,371)
   Platinum Investor I & II                                             33,254        (429,745)      (396,491)
   Platinum Investor III                                                31,627        (152,584)      (120,957)
   Platinum Investor PLUS                                                1,137          (4,704)        (3,567)
   Platinum Investor Survivor                                            2,113         (19,131)       (17,018)
   Platinum Investor Survivor II                                        11,326         (34,569)       (23,243)
Scudder VIT Equity 500 Index Fund - Class A
   Legacy Plus                                                             419            (232)           187
SunAmerica - Aggressive Growth Portfolio - Class 1
   Platinum Investor I & II                                                337            (643)          (306)
   Platinum Investor III                                                19,952          (5,233)        14,719
   Platinum Investor PLUS                                                5,224          (1,000)         4,224
   Platinum Investor Survivor                                            1,065             (46)         1,019
   Platinum Investor Survivor II                                           189             (70)           119
SunAmerica - SunAmerica Balanced Portfolio - Class 1
   Platinum Investor I & II                                                223            (171)            52
   Platinum Investor III                                                34,706         (10,404)        24,302
   Platinum Investor PLUS                                                9,680          (2,392)         7,288
   Platinum Investor Survivor II                                         1,009            (166)           843
UIF Equity Growth Portfolio - Class I
   Platinum Investor I & II                                             56,887         (94,152)       (37,265)
   Platinum Investor III                                                27,185         (14,533)        12,652
   Platinum Investor PLUS                                                2,823            (643)         2,180
   Platinum Investor Survivor                                            4,070         (10,690)        (6,620)
   Platinum Investor Survivor II                                            99             (21)            78
UIF High Yield Portfolio - Class I
   Platinum Investor I & II                                             10,395         (42,991)       (32,596)
   Platinum Investor FlexDirector                                        1,743              (8)         1,735
   Platinum Investor III                                                13,057          (5,364)         7,693
   Platinum Investor PLUS                                                2,069            (307)         1,762
   Platinum Investor Survivor                                            3,093          (3,719)          (626)
   Platinum Investor Survivor II                                         1,483            (932)           551
VALIC Company I - International Equities Fund
   AG Legacy Plus                                                        6,548            (804)         5,744
   Platinum Investor I & II                                             15,764         (67,617)       (51,853)
   Platinum Investor III                                                31,840         (12,819)        19,021
   Platinum Investor FlexDirector                                          359             (10)           349
   Platinum Investor PLUS                                                5,046            (738)         4,308
   Platinum Investor Survivor                                            3,192          (1,798)         1,394
   Platinum Investor Survivor II                                         1,290            (330)           960
VALIC Company I - Mid Cap Index Fund
   AG Legacy Plus                                                        5,627            (931)         4,696
   Corporate America                                                        48          (1,030)          (982)
   Corporate America (reduced surrender charge)                            705              (1)           704
   Platinum Investor I & II                                             40,325        (118,088)       (77,763)
   Platinum Investor III                                               131,262         (55,612)        75,650

                                     VL-R-37

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2004.

                                                                   Accumulation    Accumulation    Net Increase
Divisions                                                          Units Issued   Units Redeemed    (Decrease)
---------------------------------------------------------------------------------------------------------------
VALIC Company I - Mid Cap Index Fund - Continued
   Platinum Investor PLUS                                               26,921          (4,209)        22,712
   Platinum Investor Survivor                                           11,171          (8,306)         2,865
   Platinum Investor Survivor II                                        16,206          (3,972)        12,234
VALIC Company I - Money Market I Fund
   AG Legacy Plus                                                      100,017        (102,487)        (2,470)
   Corporate America                                                    64,846         (63,733)         1,113
   Corporate America (reduced surrender charge)                         32,328          (5,241)        27,087
   Legacy Plus                                                             190            (107)            83
   Platinum Investor I & II                                            278,917        (518,582)      (239,665)
   Platinum Investor III                                             1,940,255      (1,875,974)        64,281
   Platinum Investor FlexDirector                                       62,864         (57,978)         4,886
   Platinum Investor PLUS                                              448,303        (438,160)        10,143
   Platinum Investor Survivor                                           63,233         (87,075)       (23,842)
   Platinum Investor Survivor II                                       162,859        (184,079)       (21,220)
VALIC Company I - Nasdaq-100 Index Fund
   Platinum Investor I & II                                             33,616         (13,320)        20,296
   Platinum Investor III                                               105,366         (83,209)        22,157
   Platinum Investor FlexDirector                                           51              (3)            48
   Platinum Investor PLUS                                                7,518          (1,658)         5,860
   Platinum Investor Survivor                                           12,152          (2,977)         9,175
   Platinum Investor Survivor II                                        11,245             (74)        11,171
VALIC Company I - Science & Technology Fund
   Platinum Investor I & II                                             60,602         (17,466)        43,136
   Platinum Investor III                                                58,249         (29,890)        28,359
   Platinum Investor FlexDirector                                           55              (4)            51
   Platinum Investor PLUS                                                2,112          (1,007)         1,105
   Platinum Investor Survivor                                            4,225          (1,398)         2,827
   Platinum Investor Survivor II                                           572            (193)           379
VALIC Company I - Small Cap Index Fund
   Corporate America                                                        --            (507)          (507)
   Platinum Investor I & II                                              8,079         (32,964)       (24,885)
   Platinum Investor III                                                86,323         (21,958)        64,365
   Platinum Investor FlexDirector                                           34              (2)            32
   Platinum Investor PLUS                                               18,047          (2,261)        15,786
   Platinum Investor Survivor                                            2,854          (8,362)        (5,508)
   Platinum Investor Survivor II                                         1,893            (499)         1,394
VALIC Company I - Stock Index Fund
   AG Legacy Plus                                                       33,622          (3,730)        29,892
   Corporate America                                                        78            (354)          (276)
   Platinum Investor I & II                                            189,803        (383,612)      (193,809)
   Platinum Investor III                                               539,017      (1,016,672)      (477,655)
   Platinum Investor FlexDirector                                           87              --             87
   Platinum Investor PLUS                                               27,769          (6,712)        21,057
   Platinum Investor Survivor                                           45,262        (293,260)      (247,998)
   Platinum Investor Survivor II                                        54,155        (185,824)      (131,669)
Van Kampen LIT Emerging Growth Portfolio - Class I
   AG Legacy Plus                                                        1,652          (2,943)        (1,291)
Van Kampen LIT Government Portfolio - Class I
   AG Legacy Plus                                                        2,796          (2,071)           725
Van Kampen LIT Growth and Income Portfolio - Class I
   Platinum Investor I & II                                             38,086         (24,886)        13,200
   Platinum Investor III                                               119,619         (32,697)        86,922

                                     VL-R-38

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2004.

                                                                   Accumulation    Accumulation    Net Increase
Divisions                                                          Units Issued   Units Redeemed    (Decrease)
---------------------------------------------------------------------------------------------------------------
Van Kampen LIT Growth and Income Portfolio - Class I - Continued
   Platinum Investor FlexDirector                                           34              (2)            32
   Platinum Investor PLUS                                                9,642          (3,075)         6,567
   Platinum Investor Survivor                                            7,296          (5,764)         1,532
   Platinum Investor Survivor II                                         2,936          (1,055)         1,881
Vanguard VIF High Yield Bond Portfolio
   Platinum Investor I & II                                             36,007          (9,450)        26,557
   Platinum Investor III                                               161,594         (34,787)       126,807
   Platinum Investor FlexDirector                                           34              (2)            32
   Platinum Investor PLUS                                               16,258          (3,487)        12,771
   Platinum Investor Survivor                                           22,712          (7,868)        14,844
   Platinum Investor Survivor II                                        21,213            (909)        20,304
Vanguard VIF REIT Index Portfolio
   Corporate America                                                        --          (3,135)        (3,135)
   Platinum Investor I & II                                             28,989          (8,935)        20,054
   Platinum Investor III                                                98,189         (34,459)        63,730
   Platinum Investor FlexDirector                                        3,872             (23)         3,849
   Platinum Investor PLUS                                               31,592          (5,804)        25,788
   Platinum Investor Survivor                                           11,750          (2,148)         9,602
   Platinum Investor Survivor II                                        15,521          (1,475)        14,046

                                     VL-R-39

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2003.

                                                             Accumulation     Accumulation    Net Increase
Divisions                                                    Units Issued    Units Redeemed    (Decrease)
----------------------------------------------------------------------------------------------------------
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus                                                6,274           (11,281)         (5,007)
   Corporate America                                             1,186              (256)            930
   Platinum Investor I & II                                     76,995          (116,962)        (39,967)
   Platinum Investor III                                        65,980           (22,903)         43,077
   Platinum Investor PLUS                                        3,953              (620)          3,333
   Platinum Investor Survivor                                    8,299           (11,973)         (3,674)
   Platinum Investor Survivor II                                   135              (308)           (173)
AIM V.I. Premier Equity Fund - Series I
   Corporate America                                                85              (228)           (143)
   Legacy Plus                                                    --                  (1)             (1)
   Platinum Investor I & II                                    173,672          (274,866)       (101,194)
   Platinum Investor III                                       183,281           (97,216)         86,065
   Platinum Investor PLUS                                        8,508            (1,310)          7,198
   Platinum Investor Survivor                                   37,635           (33,390)          4,245
   Platinum Investor Survivor II                                 1,853            (1,142)            711
Alger American Leveraged AllCap Portfolio - Class O Shares
   Platinum Investor III                                        18,270              (263)         18,007
   Platinum Investor PLUS                                        1,275               (69)          1,206
   Platinum Investor Survivor                                      190               (52)            138
   Platinum Investor Survivor II                                   104                (1)            103
Alger American MidCap Growth Portfolio - Class O Shares
   Platinum Investor III                                        19,295              (510)         18,785
   Platinum Investor PLUS                                        1,063               (78)            985
   Platinum Investor Survivor                                    2,294              (120)          2,174
   Platinum Investor Survivor II                                   355               (12)            343
American Century VP Value Fund - Class I
   AG Legacy Plus                                                4,709            (6,085)         (1,376)
   Corporate America                                               703            (1,159)           (456)
   Platinum Investor I & II                                     90,261           (59,760)         30,501
   Platinum Investor III                                       209,686           (61,824)        147,862
   Platinum Investor PLUS                                       19,264            (3,542)         15,722
   Platinum Investor Survivor                                   18,947            (6,047)         12,900
   Platinum Investor Survivor II                                31,849            (7,441)         24,408
Ayco Growth Fund
   Platinum Investor I & II                                        151           (29,217)        (29,066)
   Platinum Investor III                                         5,914           (36,062)        (30,148)
   Platinum Investor PLUS                                           26               (27)             (1)
   Platinum Investor Survivor                                     --            (789,598)       (789,598)
   Platinum Investor Survivor II                                  --            (222,735)       (222,735)
Credit Suisse Small Cap Growth Portfolio
   Platinum Investor I & II                                     18,634            (7,048)         11,586
   Platinum Investor III                                        77,055           (13,952)         63,103
   Platinum Investor PLUS                                        3,551              (585)          2,966
   Platinum Investor Survivor                                    2,739            (1,575)          1,164
   Platinum Investor Survivor II                                   721               (96)            625
Dreyfus IP MidCap Stock Portfolio - Initial shares
   Platinum Investor I & II                                     16,562            (6,547)         10,015
   Platinum Investor III                                        71,478           (31,070)         40,408
   Platinum Investor PLUS                                        9,409            (1,374)          8,035
   Platinum Investor Survivor                                    2,359            (4,035)         (1,676)
   Platinum Investor Survivor II                                 3,173              (634)          2,539

                                     VL-R-40

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the Year Ended December 31, 2003.

                                                             Accumulation     Accumulation    Net Increase
Divisions                                                    Units Issued    Units Redeemed    (Decrease)
----------------------------------------------------------------------------------------------------------
Dreyfus VIF Developing Leaders Portfolio - Initial shares
   Corporate America                                              3,022             (790)          2,232
   Platinum Investor I & II                                      76,960          (97,790)        (20,830)
   Platinum Investor III                                        180,173          (73,729)        106,444
   Platinum Investor PLUS                                        13,861           (3,210)         10,651
   Platinum Investor Survivor                                    13,161         (115,971)       (102,810)
   Platinum Investor Survivor II                                 28,864           (4,922)         23,942
Dreyfus VIF Quality Bond Portfolio - Initial shares
   Corporate America                                                 25             (176)           (151)
   Platinum Investor I & II                                      24,238         (106,898)        (82,660)
   Platinum Investor III                                        102,634          (45,402)         57,232
   Platinum Investor PLUS                                        11,577           (4,000)          7,577
   Platinum Investor Survivor                                     7,219           (4,159)          3,060
   Platinum Investor Survivor II                                  2,068             (644)          1,424
Fidelity VIP Asset Manager Portfolio - Service Class 2
   AG Legacy Plus                                                 5,803             (384)          5,419
   Platinum Investor I & II                                      96,784          (76,390)         20,394
   Platinum Investor III                                         93,269          (25,955)         67,314
   Platinum Investor PLUS                                         6,980           (1,227)          5,753
   Platinum Investor Survivor                                     2,490           (2,092)            398
   Platinum Investor Survivor II                                  4,796             (982)          3,814
Fidelity VIP Contrafund Portfolio - Service Class 2
   AG Legacy Plus                                                12,725           (1,041)         11,684
   Corporate America                                              1,303             (984)            319
   Platinum Investor I & II                                      81,721          (50,361)         31,360
   Platinum Investor III                                        371,144          (94,138)        277,006
   Platinum Investor PLUS                                        28,044           (3,874)         24,170
   Platinum Investor Survivor                                     8,069         (242,684)       (234,615)
   Platinum Investor Survivor II                                  6,563           (1,572)          4,991
Fidelity VIP Equity-Income Portfolio - Service Class 2
   AG Legacy Plus                                                15,655           (2,344)         13,311
   Corporate America                                              3,103           (1,155)          1,948
   Platinum Investor I & II                                      82,850          (45,650)         37,200
   Platinum Investor III                                        358,761          (98,918)        259,843
   Platinum Investor PLUS                                        26,542           (4,475)         22,067
   Platinum Investor Survivor                                    17,519         (214,156)       (196,637)
   Platinum Investor Survivor II                                  7,414           (4,125)          3,289
Fidelity VIP Growth Portfolio - Service Class 2
   AG Legacy Plus                                                 5,164           (1,480)          3,684
   Corporate America                                              1,277             (107)          1,170
   Platinum Investor I & II                                      50,769          (54,295)         (3,526)
   Platinum Investor III                                        423,033         (144,998)        278,035
   Platinum Investor PLUS                                        33,584           (4,617)         28,967
   Platinum Investor Survivor                                    32,144         (351,681)       (319,537)
   Platinum Investor Survivor II                                  7,150           (4,205)          2,945
Fidelity VIP Mid Cap Portfolio - Service Class 2
   Platinum Investor I & II                                      14,015              (85)         13,930
   Platinum Investor III                                          7,829             (239)          7,590
   Platinum Investor PLUS                                         1,215             (132)          1,083
   Platinum Investor Survivor II                                    648               (2)            646
Franklin Templeton - Franklin Small Cap Fund - Class 2
   AG Legacy Plus                                                 2,125             (690)          1,435

                                     VL-R-41

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the Year Ended December 31, 2003.

                                                                          Accumulation     Accumulation    Net Increase
Divisions                                                                 Units Issued    Units Redeemed    (Decrease)
-----------------------------------------------------------------------------------------------------------------------
Franklin Templeton - Franklin Small Cap Value Securities Fund - Class 2
   Platinum Investor I & II                                                      827              (4)            823
   Platinum Investor III                                                      14,291            (371)         13,920
   Platinum Investor PLUS                                                      2,335             (61)          2,274
   Platinum Investor Survivor                                                    954               -             954
   Platinum Investor Survivor II                                                 410              (3)            407
Franklin Templeton - Franklin U.S. Government Fund - Class 2
   Platinum Investor I & II                                                   17,746          (7,146)         10,600
   Platinum Investor III                                                     298,886         (71,552)        227,334
   Platinum Investor PLUS                                                     33,379          (2,565)         30,814
   Platinum Investor Survivor                                                  9,864         (34,612)        (24,748)
   Platinum Investor Survivor II                                               5,006            (938)          4,068
Franklin Templeton - Mutual Shares Securities Fund - Class 2
   Platinum Investor I & II                                                   24,039         (12,173)         11,866
   Platinum Investor III                                                      52,285         (39,157)         13,128
   Platinum Investor PLUS                                                      7,694          (1,441)          6,253
   Platinum Investor Survivor                                                  1,493            (109)          1,384
   Platinum Investor Survivor II                                               9,312          (1,349)          7,963
Franklin Templeton - Templeton Foreign Securities Fund - Class 2
   AG Legacy Plus                                                              7,261            (401)          6,860
   Platinum Investor I & II                                                   50,792          (3,608)         47,184
   Platinum Investor III                                                      35,180         (38,586)         (3,406)
   Platinum Investor PLUS                                                      4,181            (675)          3,506
   Platinum Investor Survivor                                                  6,322            (962)          5,360
   Platinum Investor Survivor II                                              18,548          (1,884)         16,664
Goldman Sachs Capital Growth Fund
   Platinum Investor I & II                                                   14,862              (1)         14,861
   Platinum Investor III                                                      16,345            (121)         16,224
   Platinum Investor PLUS                                                        115               -             115
   Platinum Investor Survivor                                                740,046              (8)        740,038
   Platinum Investor Survivor II                                             203,960          (1,450)        202,510
Janus Aspen Series International Growth Portfolio - Service Shares
   Corporate America                                                           1,379             (33)          1,346
   Platinum Investor I & II                                                   16,648          (9,377)          7,271
   Platinum Investor III                                                      87,331         (33,171)         54,160
   Platinum Investor PLUS                                                      3,395            (805)          2,590
   Platinum Investor Survivor                                                 15,434          (5,554)          9,880
   Platinum Investor Survivor II                                                   -          (5,923)         (5,923)
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares
   Corporate America                                                             951            (742)            209
   Platinum Investor I & II                                                   13,052         (11,566)          1,486
   Platinum Investor III                                                     198,336         (78,828)        119,508
   Platinum Investor PLUS                                                      5,512            (919)          4,593
   Platinum Investor Survivor                                                 21,349          (6,331)         15,018
   Platinum Investor Survivor II                                               1,031             (35)            996
Janus Aspen Series Worldwide Growth Portfolio - Service Shares
   Corporate America                                                           3,676            (977)          2,699
   Platinum Investor I & II                                                   32,338         (57,763)        (25,425)
   Platinum Investor III                                                     167,354         (58,998)        108,356
   Platinum Investor PLUS                                                      8,615          (1,421)          7,194
   Platinum Investor Survivor                                                 20,463          (5,284)         15,179
   Platinum Investor Survivor II                                              18,111          (4,402)         13,709

                                     VL-R-42

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the Year Ended December 31, 2003.

                                    Accumulation    Accumulation    Net Increase
Divisions                           Units Issued   Units Redeemed    (Decrease)
--------------------------------------------------------------------------------
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II                 45              (6)            39
   Platinum Investor III                 9,715            (383)         9,332
   Platinum Investor PLUS                  177             (38)           139
   Platinum Investor Survivor II           378             (19)           359
JPMorgan Small Company Portfolio
   Platinum Investor I & II             12,196          (1,758)        10,438
   Platinum Investor III                40,853         (10,824)        30,029
   Platinum Investor PLUS                1,835            (373)         1,462
   Platinum Investor Survivor              390          (1,093)          (703)
   Platinum Investor Survivor II           376             (23)           353
MFS VIT Capital Opportunities
   Series - Initial Class
   Corporate America                     1,425          (1,058)           367
   Platinum Investor I & II             19,736         (34,270)       (14,534)
   Platinum Investor III               169,426         (79,215)        90,211
   Platinum Investor PLUS               12,954          (1,681)        11,273
   Platinum Investor Survivor           16,183         (12,148)         4,035
   Platinum Investor Survivor II           910            (450)           460
MFS VIT Emerging Growth Series -
   Initial Class
   AG Legacy Plus                        2,675            (495)         2,180
   Corporate America                        --            (199)          (199)
   Platinum Investor I & II            193,938        (220,645)       (26,707)
   Platinum Investor III               430,275        (126,793)       303,482
   Platinum Investor PLUS               11,349          (1,779)         9,570
   Platinum Investor Survivor           44,672         (28,380)        16,292
   Platinum Investor Survivor II         1,583            (480)         1,103
MFS VIT New Discovery Series -
   Initial Class
   AG Legacy Plus                        4,697            (376)         4,321
   Corporate America                       956            (627)           329
   Platinum Investor I & II             24,131         (15,701)         8,430
   Platinum Investor III               116,943         (35,732)        81,211
   Platinum Investor PLUS                6,773          (1,248)         5,525
   Platinum Investor Survivor            8,502          (2,059)         6,443
   Platinum Investor Survivor II         4,111          (2,036)         2,075
MFS VIT Research Series - Initial
   Class
   Corporate America                     1,235             (40)         1,195
   Platinum Investor I & II              7,453          (5,841)         1,612
   Platinum Investor III                63,584         (31,790)        31,794
   Platinum Investor PLUS                3,315            (433)         2,882
   Platinum Investor Survivor            4,536          (3,991)           545
   Platinum Investor Survivor II         2,230            (709)         1,521
MFS VIT Total Return Series -
   Initial Class
   AG Legacy Plus                       18,728         (21,260)        (2,532)
Neuberger Berman AMT Mid-Cap
   Growth Portfolio - Class I
   Corporate America                     1,001              --          1,001
   Platinum Investor I & II              6,196         (12,872)        (6,676)
   Platinum Investor III               121,148         (46,044)        75,104
   Platinum Investor PLUS                9,131          (1,367)         7,764
   Platinum Investor Survivor            5,537        (166,619)      (161,082)
   Platinum Investor Survivor II         4,511          (1,083)         3,428
Neuberger Berman AMT Partners
   Portfolio - Class I
   AG Legacy Plus                          745            (368)           377

                                     VL-R-43

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the Year Ended December 31, 2003.

                                    Accumulation    Accumulation    Net Increase
Divisions                           Units Issued   Units Redeemed    (Decrease)
--------------------------------------------------------------------------------
Oppenheimer Global Securities
   Fund/VA - Non-Service Shares
   Platinum Investor I & II              2,681              --          2,681
   Platinum Investor III                 8,184            (220)         7,964
   Platinum Investor PLUS                  305             (51)           254
   Platinum Investor Survivor            1,282             (11)         1,271
   Platinum Investor Survivor II           316              --            316
Oppenheimer High Income Fund/VA -
   Non-Service Shares
   AG Legacy Plus                          385          (5,952)        (5,567)
Oppenheimer Balanced Fund/VA -
   Non - Service Shares
   Platinum Investor I & II                  2              --              2
   Platinum Investor III                 5,806            (131)         5,675
   Platinum Investor PLUS                  516             (25)           491
   Platinum Investor Survivor              433              --            433
   Platinum Investor Survivor II         3,205              (8)         3,197
PIMCO VIT Real Return Portfolio -
   Administrative Class
   AG Legacy Plus                       16,602          (2,635)        13,967
   Corporate America                        --            (611)          (611)
   Platinum Investor I & II             16,412         (90,663)       (74,251)
   Platinum Investor III               233,810         (51,006)       182,804
   Platinum Investor PLUS               19,578          (5,144)        14,434
   Platinum Investor Survivor            2,239          (7,254)        (5,015)
   Platinum Investor Survivor II         8,856          (2,022)         6,834
PIMCO VIT Short-Term Portfolio -
   Administrative Class
   Corporate America                    10,598          (1,405)         9,193
   Platinum Investor I & II            143,781         (25,585)       118,196
   Platinum Investor III                70,718         (20,485)        50,233
   Platinum Investor PLUS                5,191            (686)         4,505
   Platinum Investor Survivor            8,661          (3,200)         5,461
   Platinum Investor Survivor II           517          (5,514)        (4,997)
PIMCO VIT Total Return Portfolio
   - Administrative Class
   AG Legacy Plus                       11,616          (1,278)        10,338
   Corporate America                     2,197            (117)         2,080
   Platinum Investor I & II             21,369         (38,960)       (17,591)
   Platinum Investor III               194,268         (59,111)       135,157
   Platinum Investor PLUS               23,717          (4,211)        19,506
   Platinum Investor Survivor            4,035          (4,271)          (236)
   Platinum Investor Survivor II        18,599          (9,935)         8,664
Putnam VT Diversified Income Fund
   - Class IB
   AG Legacy Plus                        4,575          (3,626)           949
   Corporate America                   108,853          (4,426)       104,427
   Platinum Investor I & II             11,663         (21,868)       (10,205)
   Platinum Investor III                32,744          (9,086)        23,658
   Platinum Investor PLUS                4,722            (738)         3,984
   Platinum Investor Survivor              673          (1,075)          (402)
   Platinum Investor Survivor II           169             (47)           122
Putnam VT Growth and Income Fund
   - Class IB
   Corporate America                   145,817          (8,235)       137,582
   Platinum Investor I & II             98,870        (146,149)       (47,279)
   Platinum Investor III               226,325         (85,716)       140,609
   Platinum Investor PLUS               12,291          (2,934)         9,357
   Platinum Investor Survivor           23,293         (21,645)         1,648
   Platinum Investor Survivor II         2,668            (816)         1,852

                                     VL-R-44

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the Year Ended December 31, 2003.

                                    Accumulation    Accumulation    Net Increase
Divisions                           Units Issued   Units Redeemed    (Decrease)
--------------------------------------------------------------------------------
Putnam VT International Growth
   and Income Fund - Class IB
   Corporate America                     1,334              --          1,334
   Platinum Investor I & II             37,885         (33,704)         4,181
   Platinum Investor III                89,392         (26,550)        62,842
   Platinum Investor PLUS                4,877          (1,030)         3,847
   Platinum Investor Survivor           11,217        (198,788)      (187,571)
   Platinum Investor Survivor II         1,769          (1,385)           384
Putnam VT Small Cap Value Fund -
   Class IB
   AG Legacy Plus                        2,146          (1,007)         1,139
Putnam VT Vista Fund - Class IB
   AG Legacy Plus                        1,222            (436)           786
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus                       15,918         (15,002)           916
Safeco RST Core Equity Portfolio
   Platinum Investor I & II             64,154        (120,454)       (56,300)
   Platinum Investor III                28,556         (12,632)        15,924
   Platinum Investor PLUS                  760            (213)           547
   Platinum Investor Survivor            8,890          (3,839)         5,051
   Platinum Investor Survivor II           108             (66)            42
Safeco RST Growth Opportunities
   Portfolio
   Corporate America                        40            (114)           (74)
   Platinum Investor I & II             68,084        (117,012)       (48,928)
   Platinum Investor III                60,372         (45,033)        15,339
   Platinum Investor PLUS                2,604            (780)         1,824
   Platinum Investor Survivor            4,534         (17,533)       (12,999)
   Platinum Investor Survivor II        14,123          (3,527)        10,596
Scudder VIT Equity 500 Index Fund
   - Class A
   Legacy Plus                             319            (259)            60
SunAmerica - Aggressive Growth
   Portfolio - Class 1
   Platinum Investor I & II              7,929            (462)         7,467
   Platinum Investor III                14,465          (2,117)        12,348
   Platinum Investor PLUS                2,091            (241)         1,850
   Platinum Investor Survivor II           377             (48)           329
SunAmerica - SunAmerica Balanced
   Portfolio - Class 1
   Platinum Investor I & II                293            (114)           179
   Platinum Investor III                24,791          (4,748)        20,043
   Platinum Investor PLUS                5,774          (1,323)         4,451
   Platinum Investor Survivor II           414              (7)           407
UIF Equity Growth Portfolio -
   Class I
   Platinum Investor I & II             77,426        (133,018)       (55,592)
   Platinum Investor III                25,800          (8,754)        17,046
   Platinum Investor PLUS                2,115            (273)         1,842
   Platinum Investor Survivor            4,492         (23,372)       (18,880)
   Platinum Investor Survivor II            62             (20)            42
UIF High Yield Portfolio -
   Class I
   Platinum Investor I & II             18,326         (20,554)        (2,228)
   Platinum Investor III                10,378          (2,877)         7,501
   Platinum Investor PLUS                  486             (54)           432
   Platinum Investor Survivor            3,592          (2,026)         1,566
   Platinum Investor Survivor II         1,940            (452)         1,488

                                     VL-R-45

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the Year Ended December 31, 2003.

                                                              Accumulation    Accumulation    Net Increase
Divisions                                                     Units Issued   Units Redeemed    (Decrease)
----------------------------------------------------------------------------------------------------------
VALIC Company I - International Equities Fund
   AG Legacy Plus                                                   3,721            (379)         3,342
   Platinum Investor I & II                                        14,055         (25,193)       (11,138)
   Platinum Investor III                                           34,202          (9,794)        24,408
   Platinum Investor PLUS                                           3,992            (325)         3,667
   Platinum Investor Survivor                                       4,488          (5,823)        (1,335)
   Platinum Investor Survivor II                                      186            (119)            67
VALIC Company I - Mid Cap Index Fund
   AG Legacy Plus                                                   3,410            (920)         2,490
   Corporate America                                                   57            (594)          (537)
   Platinum Investor I & II                                        63,297         (68,946)        (5,649)
   Platinum Investor III                                          181,298         (55,897)       125,401
   Platinum Investor PLUS                                          15,086          (2,512)        12,574
   Platinum Investor Survivor                                      14,035          (9,553)         4,482
   Platinum Investor Survivor II                                   19,634          (4,657)        14,977
VALIC Company I - Money Market I Fund
   AG Legacy Plus                                                 114,388        (107,298)         7,090
   Corporate America                                                8,810         (32,489)       (23,679)
   Legacy Plus                                                        126            (100)            26
   Platinum Investor I & II                                       493,219        (882,514)      (389,295)
   Platinum Investor III                                        2,571,974      (2,662,921)       (90,947)
   Platinum Investor PLUS                                         409,481        (326,086)        83,395
   Platinum Investor Survivor                                      62,134         (93,379)       (31,245)
   Platinum Investor Survivor II                                  180,009        (187,843)        (7,834)
VALIC Company I - Nasdaq-100 Index Fund
   Platinum Investor I & II                                       106,295         (18,873)        87,422
   Platinum Investor III                                          203,983         (82,688)       121,295
   Platinum Investor PLUS                                           6,092            (700)         5,392
   Platinum Investor Survivor                                      13,066          (3,056)        10,010
   Platinum Investor Survivor II                                      168              (6)           162
VALIC Company I - Science & Technology Fund
   Platinum Investor I & II                                        21,955          (6,346)        15,609
   Platinum Investor III                                           76,376         (31,248)        45,128
   Platinum Investor PLUS                                           2,679            (335)         2,344
   Platinum Investor Survivor                                       7,504          (1,215)         6,289
   Platinum Investor Survivor II                                      350            (154)           196
VALIC Company I - Small Cap Index Fund
   Corporate America                                                1,669            (271)         1,398
   Platinum Investor I & II                                        35,176          (4,858)        30,318
   Platinum Investor III                                           84,471         (23,419)        61,052
   Platinum Investor PLUS                                           7,613          (1,030)         6,583
   Platinum Investor Survivor                                       8,774          (2,773)         6,001
   Platinum Investor Survivor II                                    1,118            (466)           652
VALIC Company I - Stock Index Fund
   AG Legacy Plus                                                   1,453         (13,055)       (11,602)
   Corporate America                                                2,288            (356)         1,932
   Platinum Investor I & II                                       241,252        (353,492)      (112,240)
   Platinum Investor III                                        1,118,995        (294,247)       824,748
   Platinum Investor PLUS                                          45,208          (4,939)        40,269
   Platinum Investor Survivor                                     174,452         (53,637)       120,815
   Platinum Investor Survivor II                                  113,720         (22,458)        91,262

                                     VL-R-46

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the Year Ended December 31, 2003.

                                                              Accumulation    Accumulation    Net Increase
Divisions                                                     Units Issued   Units Redeemed    (Decrease)
----------------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth Portfolio - Class I
   AG Legacy Plus                                                  3,986         (10,885)        (6,899)
Van Kampen LIT Government Portfolio - Class I
   AG Legacy Plus                                                  5,096          (3,038)         2,058
Van Kampen LIT Growth and Income Portfolio - Class I
   Platinum Investor I & II                                       57,649         (33,657)        23,992
   Platinum Investor III                                         105,186         (27,683)        77,503
   Platinum Investor PLUS                                          9,332          (1,497)         7,835
   Platinum Investor Survivor                                      2,602          (7,379)        (4,777)
   Platinum Investor Survivor II                                   4,472            (429)         4,043
Vanguard VIF High Yield Bond Portfolio
   Platinum Investor I & II                                       34,333          (6,396)        27,937
   Platinum Investor III                                         120,919         (27,695)        93,224
   Platinum Investor PLUS                                          8,946          (1,634)         7,312
   Platinum Investor Survivor                                     20,196          (7,959)        12,237
   Platinum Investor Survivor II                                   2,427            (620)         1,807
Vanguard VIF REIT Index Portfolio
   Corporate America                                                 455          (1,097)          (642)
   Platinum Investor I & II                                       23,225         (14,530)         8,695
   Platinum Investor III                                         112,032         (30,244)        81,788
   Platinum Investor PLUS                                         11,806          (3,363)         8,443
   Platinum Investor Survivor                                      5,293          (2,330)         2,963
   Platinum Investor Survivor II                                   5,156          (1,266)         3,890

                                     VL-R-47

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                                 Investment
                                                                                                   Income      Expense       Total
Divisions                                                     Units    Unit Value   Net Assets    Ratio (a)   Ratio (b)   Return (c)
------------------------------------------------------------------------------------------------------------------------------------
2004
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus                                             24,949     $ 8.04     $  200,562      0.74%       0.75%       23.08%
   Corporate America                                           7,229       7.78         56,259      0.70%       0.35%       23.57%
   Corporate America (reduced surrender charge)                  679      11.67          7,918      0.70%       0.65%       16.65%
   Platinum Investor I & II                                  322,093      11.13      3,583,368      0.64%       0.75%       23.08%
   Platinum Investor III                                     303,164       9.34      2,832,247      0.86%       0.70%       23.14%
   Platinum Investor PLUS                                      9,886      12.93        127,771      0.84%       0.70%       23.14%
   Platinum Investor Survivor                                 67,704       7.77        526,286      0.75%       0.40%       23.51%
   Platinum Investor Survivor II                              16,895      13.54        228,742      1.10%       0.75%       23.08%
AIM V.I. Premier Equity Fund - Series I
   Corporate America                                           5,835       6.24         36,396      0.46%       0.35%        5.40%
   Platinum Investor I & II                                  850,688       9.94      8,454,221      0.46%       0.75%        4.98%
   Platinum Investor III                                     499,376       7.39      3,690,457      0.49%       0.70%        5.03%
   Platinum Investor FlexDirector                                204      10.20          2,077      0.01%       0.70%        1.98%
   Platinum Investor PLUS                                     16,704      10.72        179,141      0.59%       0.70%        5.03%
   Platinum Investor Survivor                                116,072       6.23        723,141      0.47%       0.40%        5.35%
   Platinum Investor Survivor II                               7,228       9.24         66,822      0.59%       0.75%        4.98%
Alger American Leveraged AllCap Portfolio - Class O Shares
   Platinum Investor I & II                                       98      12.94          1,274      0.00%       0.75%        7.38%
   Platinum Investor III                                      32,709      12.95        423,493      0.00%       0.70%        7.43%
   Platinum Investor PLUS                                      9,034      12.95        116,963      0.00%       0.70%        7.43%
   Platinum Investor Survivor                                    150      13.01          1,949      0.00%       0.40%        7.76%
   Platinum Investor Survivor II                                 128      12.94          1,657      0.00%       0.75%        7.38%
Alger American MidCap Growth Portfolio - Class O Shares
   Platinum Investor I & II                                    8,879      15.23        135,202      0.00%       0.75%       12.20%
   Platinum Investor III                                      44,400      15.24        676,660      0.00%       0.70%       12.25%
   Platinum Investor FlexDirector                              5,687      10.64         60,491      0.00%       0.70%        6.37%
   Platinum Investor PLUS                                      6,756      15.24        102,960      0.00%       0.70%       12.25%
   Platinum Investor Survivor                                    245      15.32          3,755      0.00%       0.40%       12.59%
   Platinum Investor Survivor II                                 930      15.23         14,167      0.00%       0.75%       12.20%
American Century VP Value Fund - Class I
   AG Legacy Plus                                             34,128      16.83        574,449      0.90%       0.75%       13.48%
   Corporate America                                           2,990      15.46         46,225      1.19%       0.35%       13.93%
   Platinum Investor I & II                                  232,577      15.21      3,536,470      0.95%       0.75%       13.48%
   Platinum Investor III                                     526,802      15.12      7,963,343      0.86%       0.70%       13.54%
   Platinum Investor FlexDirector                                 31      10.82            339      0.00%       0.70%        8.25%
   Platinum Investor PLUS                                     39,732      12.81        508,822      0.74%       0.70%       13.54%
   Platinum Investor Survivor                                 32,550      15.43        502,214      0.97%       0.40%       13.88%
   Platinum Investor Survivor II                             100,250      13.39      1,342,791      0.80%       0.75%       13.48%
Credit Suisse Small Cap Growth Portfolio
   Platinum Investor I & II                                   70,710       8.18        578,349      0.00%       0.75%       10.04%
   Platinum Investor III                                     139,946       8.01      1,121,164      0.00%       0.70%       10.10%
   Platinum Investor FlexDirector                              4,723      10.13         47,865      0.00%       0.70%        1.34%
   Platinum Investor PLUS                                      8,424      12.79        107,735      0.00%       0.70%       10.10%
   Platinum Investor Survivor                                  2,799       8.30         23,229      0.00%       0.40%       10.43%
   Platinum Investor Survivor II                               1,275      12.12         15,451      0.00%       0.75%       10.04%

                                     VL-R-48

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                                Investment
                                                                                                  Income      Expense       Total
Divisions                                                    Units    Unit Value   Net Assets    Ratio (a)   Ratio (b)   Return (c)
-----------------------------------------------------------------------------------------------------------------------------------
2004 - Continued
Dreyfus IP MidCap Stock Portfolio - Initial shares
   Platinum Investor I & II                                  73,512     $12.16     $  893,684      0.38%       0.75%       13.62%
   Platinum Investor III                                    204,536      11.96      2,445,717      0.42%       0.70%       13.68%
   Platinum Investor FlexDirector                                 1      10.87             16      0.63%       0.70%        8.66%
   Platinum Investor PLUS                                    16,660      12.56        209,222      0.45%       0.70%       13.68%
   Platinum Investor Survivor                                17,825      12.34        219,877      0.38%       0.40%       14.02%
   Platinum Investor Survivor II                              5,689      13.76         78,254      0.43%       0.75%       13.62%
Dreyfus VIF Developing Leaders Portfolio - Initial shares
   Corporate America                                         11,224      11.52        129,279      0.19%       0.35%       10.95%
   Platinum Investor I & II                                 375,824      13.92      5,230,135      0.20%       0.75%       10.51%
   Platinum Investor III                                    445,399      10.72      4,775,432      0.21%       0.70%       10.56%
   Platinum Investor PLUS                                    27,075      11.57        313,377      0.25%       0.70%       10.56%
   Platinum Investor Survivor                                63,847      11.50        734,526      0.21%       0.40%       10.90%
   Platinum Investor Survivor II                             58,627      12.58        737,356      0.23%       0.75%       10.51%
Dreyfus VIF Quality Bond Portfolio - Initial shares
   Corporate America                                          6,905      13.36         92,230      4.03%       0.35%        3.01%
   Platinum Investor I & II                                 311,327      13.33      4,150,241      4.03%       0.75%        2.60%
   Platinum Investor III                                    253,777      12.63      3,204,132      4.15%       0.70%        2.65%
   Platinum Investor PLUS                                    17,726      11.19        198,410      4.24%       0.70%        2.65%
   Platinum Investor Survivor                                25,471      13.34        339,808      4.25%       0.40%        2.96%
   Platinum Investor Survivor II                              7,145      11.24         80,289      4.21%       0.75%        2.60%
Fidelity VIP Asset Manager Portfolio - Service Class 2
   AG Legacy Plus                                            20,658      10.69        220,876      2.06%       0.75%        4.39%
   Platinum Investor I & II                                 203,845      10.18      2,074,624      2.45%       0.75%        4.39%
   Platinum Investor III                                    208,895      10.16      2,121,544      2.09%       0.70%        4.44%
   Platinum Investor PLUS                                    17,720      11.61        205,736      1.51%       0.70%        4.44%
   Platinum Investor Survivor                                 9,381      10.33         96,879      2.46%       0.40%        4.76%
   Platinum Investor Survivor II                             10,659      11.34        120,837      2.09%       0.75%        4.39%
Fidelity VIP Contrafund Portfolio - Service Class 2
   AG Legacy Plus                                            42,128      12.40        522,390      0.19%       0.75%       14.30%
   Corporate America                                          3,812      11.05         42,136      0.23%       0.35%       14.76%
   Platinum Investor I & II                                 379,667      10.87      4,127,445      0.18%       0.75%       14.30%
   Platinum Investor III                                    906,499      10.73      9,726,130      0.18%       0.70%       14.36%
   Platinum Investor FlexDirector                               321      10.95          3,516      0.00%       0.70%        9.52%
   Platinum Investor PLUS                                    71,987      12.84        924,266      0.13%       0.70%       14.36%
   Platinum Investor Survivor                                76,772      11.03        846,864      0.16%       0.40%       14.70%
   Platinum Investor Survivor II                             31,607      13.54        427,829      0.10%       0.75%       14.30%
Fidelity VIP Equity-Income Portfolio - Service Class 2
   AG Legacy Plus                                            63,754      11.02        702,770      1.29%       0.75%       10.40%
   Corporate America                                         19,433      11.33        220,183      1.33%       0.35%       10.84%
   Corporate America (reduced surrender charge)                 714      10.81          7,720      1.33%       0.65%        8.09%
   Platinum Investor I & II                                 370,900      11.14      4,133,032      1.26%       0.75%       10.40%
   Platinum Investor III                                    877,982      11.16      9,797,110      1.24%       0.70%       10.46%
   Platinum Investor FlexDirector                               620      10.62          6,583      0.00%       0.70%        6.24%
   Platinum Investor PLUS                                    53,918      12.02        647,840      1.03%       0.70%       10.46%
   Platinum Investor Survivor                               107,323      11.31      1,213,488      1.21%       0.40%       10.79%
   Platinum Investor Survivor II                             49,011      12.19        597,443      1.07%       0.75%       10.40%

                                     VL-R-49

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                                 Investment
                                                                                                   Income      Expense       Total
Divisions                                                   Units     Unit Value   Net Assets     Ratio (a)   Ratio (b)   Return (c)
------------------------------------------------------------------------------------------------------------------------------------
2004 - Continued
Fidelity VIP Growth Portfolio - Service Class 2
   AG Legacy Plus                                            28,730     $ 8.12     $   233,262      0.12%       0.75%        2.35%
   Corporate America                                          5,424       6.91          37,464      0.13%       0.35%        2.76%
   Corporate America (reduced surrender charge)                 253      10.71           2,709      0.13%       0.65%        7.06%
   Platinum Investor I & II                                 345,944       6.79       2,349,941      0.13%       0.75%        2.35%
   Platinum Investor III                                  1,039,582       6.73       6,997,775      0.12%       0.70%        2.40%
   Platinum Investor FlexDirector                             7,404       9.75          72,173      0.00%       0.70%       -2.52%
   Platinum Investor PLUS                                    82,830      10.83         897,299      0.08%       0.70%        2.40%
   Platinum Investor Survivor                                76,126       6.89         524,713      0.12%       0.40%        2.71%
   Platinum Investor Survivor II                             38,957       9.63         375,246      0.12%       0.75%        2.35%
Fidelity VIP Mid Cap Portfolio - Service Class 2
   Platinum Investor I & II                                  16,744      17.32         289,966      0.00%       0.75%       23.73%
   Platinum Investor III                                     38,471      17.33         666,778      0.00%       0.70%       23.79%
   Platinum Investor FlexDirector                               288      11.59           3,338      0.00%       0.70%       15.86%
   Platinum Investor PLUS                                     6,345      17.33         109,964      0.00%       0.70%       23.79%
   Platinum Investor Survivor                                 1,816      17.42          31,630      0.00%       0.40%       24.16%
   Platinum Investor Survivor II                                989      17.32          17,124      0.00%       0.75%       23.73%
Franklin Templeton - Franklin Small Cap Fund - Class 2
   AG Legacy Plus                                            22,445       7.01         157,376      0.00%       0.75%       10.64%
Franklin Templeton - Franklin Small Cap Value
   Securities Fund - Class 2
   Corporate America (reduced surrender charge)                 463      11.29           5,231      0.00%       0.65%       12.87%
   Platinum Investor I & II                                  12,505      16.30         203,817      0.24%       0.75%       22.82%
   Platinum Investor III                                     40,911      16.31         667,374      0.17%       0.70%       22.88%
   Platinum Investor FlexDirector                               175      11.66           2,046      0.00%       0.70%       16.59%
   Platinum Investor PLUS                                    12,431      16.31         202,794      0.12%       0.70%       22.88%
   Platinum Investor Survivor                                 5,233      16.39          85,788      0.09%       0.40%       23.25%
   Platinum Investor Survivor II                                502      16.30           8,175      0.18%       0.75%       22.82%
Franklin Templeton - Franklin U.S. Government Fund -
   Class 2
   Platinum Investor I & II                                  16,861      11.39         191,999      3.63%       0.75%        2.70%
   Platinum Investor III                                    945,822      11.40      10,786,424      5.06%       0.70%        2.75%
   Platinum Investor PLUS                                    38,284      11.03         422,331      5.20%       0.70%        2.75%
   Platinum Investor Survivor                                   633      11.51           7,288      0.00%       0.40%        3.06%
   Platinum Investor Survivor II                              5,867      11.39          66,809      4.55%       0.75%        2.70%
Franklin Templeton - Mutual Shares Securities Fund -
   Class 2
   Platinum Investor I & II                                  54,608      12.16         664,214      0.92%       0.75%       11.79%
   Platinum Investor III                                    539,268      12.18       6,569,138      0.74%       0.70%       11.85%
   Platinum Investor FlexDirector                               312      10.73           3,345      0.00%       0.70%        7.29%
   Platinum Investor PLUS                                    19,639      11.98         235,235      0.70%       0.70%       11.85%
   Platinum Investor Survivor                                 1,777      12.29          21,841      0.87%       0.40%       12.18%
   Platinum Investor Survivor II                             18,978      12.16         230,842      0.74%       0.75%       11.79%
Franklin Templeton - Templeton Foreign Securities Fund
   - Class 2
   AG Legacy Plus                                            18,777       9.92         186,284      1.11%       0.75%       17.64%
   Platinum Investor I & II                                 123,981      12.42       1,539,261      1.04%       0.75%       17.64%
   Platinum Investor III                                    685,074      12.43       8,518,121      1.00%       0.70%       17.70%
   Platinum Investor FlexDirector                               437      11.10           4,852      0.00%       0.70%       11.04%
   Platinum Investor PLUS                                    14,282      12.02         171,694      0.97%       0.70%       17.70%
   Platinum Investor Survivor                                19,552      12.55         245,299      0.68%       0.40%       18.06%
   Platinum Investor Survivor II                             48,400      12.42         600,897      0.90%       0.75%       17.64%

                                     VL-R-50

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                              Investment
                                                                                                Income      Expense       Total
Divisions                                                  Units    Unit Value   Net Assets    Ratio (a)   Ratio (b)   Return (c)
---------------------------------------------------------------------------------------------------------------------------------
2004 - Continued
Goldman Sachs Capital Growth Fund
   Platinum Investor I & II                                13,994     $ 9.26     $  129,523      0.69%       0.75%        8.27%
   Platinum Investor III                                   14,378       9.27        133,348      0.67%       0.70%        8.33%
   Platinum Investor PLUS                                     113      11.33          1,284      0.70%       0.70%        8.33%
   Platinum Investor Survivor                             703,774       9.39      6,607,533      0.69%       0.40%        8.65%
   Platinum Investor Survivor II                          185,421       9.83      1,823,417      0.68%       0.75%        8.27%
Janus Aspen Series International Growth Portfolio -
   Service Shares
   Corporate America                                        3,189       8.02         25,585      0.82%       0.35%       18.27%
   Platinum Investor I & II                               115,724       7.89        913,122      0.96%       0.75%       17.80%
   Platinum Investor III                                  229,457       7.84      1,798,205      0.86%       0.70%       17.86%
   Platinum Investor FlexDirector                          12,784      10.87        139,004      0.67%       0.70%        8.73%
   Platinum Investor PLUS                                   7,613      12.56         95,613      0.87%       0.70%       17.86%
   Platinum Investor Survivor                              31,781       8.01        254,455      0.78%       0.40%       18.21%
   Platinum Investor Survivor II                            4,427      12.40         54,914      0.83%       0.75%       17.80%
Janus Aspen Series Mid Cap Growth Portfolio - Service
   Shares
   Corporate America                                          486       5.40          2,624      0.00%       0.35%       20.05%
   Platinum Investor I & II                                52,125       5.31        276,772      0.00%       0.75%       19.58%
   Platinum Investor III                                  402,410       5.18      2,084,632      0.00%       0.70%       19.63%
   Platinum Investor PLUS                                   8,596      13.54        116,353      0.00%       0.70%       19.63%
   Platinum Investor Survivor                              26,338       5.39        141,904      0.00%       0.40%       19.99%
   Platinum Investor Survivor II                            1,788      12.08         21,605      0.00%       0.75%       19.58%
Janus Aspen Series Worldwide Growth Portfolio - Service
   Shares
   Corporate America                                        9,360       6.60         61,819      0.90%       0.35%        4.16%
   Platinum Investor I & II                               125,130       6.50        812,781      0.89%       0.75%        3.75%
   Platinum Investor III                                  367,344       6.44      2,365,764      0.94%       0.70%        3.80%
   Platinum Investor PLUS                                  12,476      10.28        128,308      1.00%       0.70%        3.80%
   Platinum Investor Survivor                              37,089       6.59        244,452      0.87%       0.40%        4.11%
   Platinum Investor Survivor II                           41,215       9.85        405,949      0.92%       0.75%        3.75%
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II                                 1,976      14.86         29,370      0.28%       0.75%       20.15%
   Platinum Investor III                                   27,069      14.87        402,580      0.21%       0.70%       20.22%
   Platinum Investor PLUS                                   4,533      14.87         67,410      0.07%       0.70%       20.22%
   Platinum Investor Survivor                                 207      14.95          3,088      0.00%       0.40%       20.58%
   Platinum Investor Survivor II                              485      14.86          7,201      0.24%       0.75%       20.15%
JPMorgan Small Company Portfolio
   Platinum Investor I & II                                40,867      11.41        466,324      0.00%       0.75%       26.22%
   Platinum Investor III                                  104,066      11.23      1,168,558      0.00%       0.70%       26.28%
   Platinum Investor PLUS                                   5,929      13.98         82,890      0.00%       0.70%       26.28%
   Platinum Investor Survivor                               1,835      11.58         21,241      0.00%       0.40%       26.66%
   Platinum Investor Survivor II                            3,146      14.66         46,129      0.00%       0.75%       26.22%
MFS VIT Capital Opportunities Series - Initial Class
   Corporate America                                           --       6.79             --      0.72%       0.35%       12.07%
   Platinum Investor I & II                               113,938       6.67        760,376      0.35%       0.75%       11.62%
   Platinum Investor III                                  415,444       6.74      2,798,020      0.33%       0.70%       11.68%
   Platinum Investor FlexDirector                             173      10.58          1,832      0.00%       0.70%        5.78%
   Platinum Investor PLUS                                  33,139      11.34        375,934      0.28%       0.70%       11.68%
   Platinum Investor Survivor                              36,766       6.77        248,968      0.32%       0.40%       12.01%
   Platinum Investor Survivor II                            3,156      10.33         32,620      0.39%       0.75%       11.62%

                                     VL-R-51

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                                Investment
                                                                                                  Income      Expense       Total
Divisions                                                  Units      Unit Value   Net Assets    Ratio (a)   Ratio (b)   Return (c)
----------------------------------------------------------------------------------------------------------------------------------
2004 - Continued
MFS VIT Emerging Growth Series - Initial Class
   AG Legacy Plus                                             9,619     $10.72     $  103,163     0.00%        0.75%       12.12%
   Corporate America                                          1,040       4.95          5,148     0.00%        0.35%       12.56%
   Corporate America (reduced surrender charge)                 920      11.38         10,472     0.00%        0.65%       13.78%
   Platinum Investor I & II                                 706,671      10.44      7,378,706     0.00%        0.75%       12.12%
   Platinum Investor III                                  1,024,961       5.53      5,666,609     0.00%        0.70%       12.17%
   Platinum Investor FlexDirector                               197      10.52          2,070     0.00%        0.70%        5.25%
   Platinum Investor PLUS                                    29,670      11.64        345,413     0.00%        0.70%       12.17%
   Platinum Investor Survivor                               168,768       4.94        834,232     0.00%        0.40%       12.51%
   Platinum Investor Survivor II                             32,210      10.01        322,533     0.00%        0.75%       12.12%
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus                                            16,207       7.83        126,844     0.00%        0.75%        5.72%
   Corporate America                                          2,716       8.52         23,152     0.00%        0.35%        6.15%
   Platinum Investor I & II                                  88,892       8.38        745,230     0.00%        0.75%        5.72%
   Platinum Investor III                                    266,177       8.21      2,185,903     0.00%        0.70%        5.78%
   Platinum Investor FlexDirector                               256       9.96          2,551     0.00%        0.70%       -0.45%
   Platinum Investor PLUS                                    16,920      11.16        188,768     0.00%        0.70%        5.78%
   Platinum Investor Survivor                                10,480       8.51         89,153     0.00%        0.40%        6.09%
   Platinum Investor Survivor II                              8,483      10.75         91,201     0.00%        0.75%        5.72%
MFS VIT Research Series - Initial Class
   Corporate America                                          3,158       7.62         24,069     1.02%        0.35%       15.45%
   Platinum Investor I & II                                  48,222       7.50        361,482     1.09%        0.75%       14.98%
   Platinum Investor III                                    159,378       7.47      1,190,107     0.98%        0.70%       15.04%
   Platinum Investor FlexDirector                               106      10.76          1,145     0.00%        0.70%        7.60%
   Platinum Investor PLUS                                     6,148      11.80         72,553     0.87%        0.70%       15.04%
   Platinum Investor Survivor                                 9,692       7.61         73,719     1.08%        0.40%       15.39%
   Platinum Investor Survivor II                              5,340      10.99         58,713     0.86%        0.75%       14.98%
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus                                           146,574       6.23        912,934     1.62%        0.75%       10.49%
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I
   Corporate America                                          1,789       6.50         11,630     0.00%        0.35%       15.90%
   Corporate America (reduced surrender charge)                 233      11.35          2,641     0.00%        0.65%       13.51%
   Platinum Investor I & II                                  59,627       6.39        381,211     0.00%        0.75%       15.44%
   Platinum Investor III                                    288,190       6.29      1,811,647     0.00%        0.70%       15.50%
   Platinum Investor FlexDirector                               166      11.06          1,834     0.00%        0.70%       10.58%
   Platinum Investor PLUS                                    28,648      11.72        335,784     0.00%        0.70%       15.50%
   Platinum Investor Survivor                                27,565       6.49        178,820     0.00%        0.40%       15.84%
   Platinum Investor Survivor II                              7,849      10.76         84,431     0.00%        0.75%       15.44%
Neuberger Berman AMT Partners Portfolio - Class I
   AG Legacy Plus                                            12,141      11.34        137,643     0.01%        0.75%       18.09%
Oppenheimer Balanced Fund/VA - Non-Service Shares**
   Platinum Investor I & II                                   2,395      12.98         31,076     1.98%        0.75%        9.28%
   Platinum Investor III                                     29,690      12.99        385,585     0.45%        0.70%        9.33%
   Platinum Investor PLUS                                    14,439      12.99        187,517     1.68%        0.70%        9.33%
   Platinum Investor Survivor                                   433      13.05          5,656     0.99%        0.40%        9.66%
   Platinum Investor Survivor II                              3,870      12.98         50,218     0.90%        0.75%        9.28%

                                     VL-R-52

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                              Investment
                                                                                                 Income     Expense       Total
Divisions                                                  Units    Unit Value   Net Assets    Ratio (a)   Ratio (b)   Return (c)
--------------------------------------------------------------------------------------------------------------------------------
2004 - Continued
Oppenheimer Global Securities Fund/VA - Non-Service
   Shares
   Platinum Investor I & II                                 4,798     $16.82     $   80,687      0.83%       0.75%       18.27%
   Platinum Investor III                                   51,328      16.83        863,930      0.82%       0.70%       18.33%
   Platinum Investor FlexDirector                               2      11.17             24      0.00%       0.70%       11.74%
   Platinum Investor PLUS                                   5,613      16.83         94,470      0.18%       0.70%       18.33%
   Platinum Investor Survivor                               2,375      16.92         40,174      1.20%       0.40%       18.69%
   Platinum Investor Survivor II                              378      16.82          6,364      1.49%       0.75%       18.27%
Oppenheimer High Income Fund/VA - Non-Service Shares
   AG Legacy Plus                                           8,004      12.51        100,163      6.11%       0.75%        8.15%
PIMCO VIT Real Return Portfolio - Administrative Class
   AG Legacy Plus                                          47,824      14.00        669,702      0.99%       0.75%        8.11%
   Corporate America                                        2,327      15.51         36,096      0.91%       0.35%        8.54%
   Corporate America (reduced surrender charge)               753      10.31          7,759      0.91%       0.65%        3.11%
   Platinum Investor I & II                               119,851      15.25      1,828,190      0.99%       0.75%        8.11%
   Platinum Investor III                                  561,931      15.32      8,607,213      1.05%       0.70%        8.16%
   Platinum Investor FlexDirector                             298      10.38          3,095      1.06%       0.70%        3.79%
   Platinum Investor PLUS                                  30,515      12.93        394,609      1.02%       0.70%        8.16%
   Platinum Investor Survivor                              65,768      15.48      1,017,948      0.99%       0.40%        8.48%
   Platinum Investor Survivor II                           36,406      13.10        477,063      0.96%       0.75%        8.11%
PIMCO VIT Short-Term Portfolio - Administrative Class
   Corporate America                                       21,965      11.30        248,233      1.37%       0.35%        0.95%
   Platinum Investor I & II                               220,025      11.11      2,445,451      1.30%       0.75%        0.54%
   Platinum Investor III                                  210,849      11.13      2,346,366      1.34%       0.70%        0.60%
   Platinum Investor FlexDirector                           4,059      10.04         40,769      1.29%       0.70%        0.44%
   Platinum Investor PLUS                                  14,162      10.36        146,681      1.31%       0.70%        0.60%
   Platinum Investor Survivor                              40,126      11.28        452,530      1.70%       0.40%        0.90%
   Platinum Investor Survivor II                           30,365      10.45        317,371      1.25%       0.75%        0.54%
PIMCO VIT Total Return Portfolio - Administrative Class
   AG Legacy Plus                                          38,594      12.43        479,631      1.93%       0.75%        4.11%
   Corporate America                                        8,965      13.24        118,722      1.93%       0.35%        4.53%
   Platinum Investor I & II                               248,730      13.02      3,239,319      1.90%       0.75%        4.11%
   Platinum Investor III                                  468,339      13.09      6,132,293      1.91%       0.70%        4.16%
   Platinum Investor FlexDirector                           6,295      10.24         64,463      1.65%       0.70%        2.40%
   Platinum Investor PLUS                                  47,130      11.41        537,919      1.83%       0.70%        4.16%
   Platinum Investor Survivor                              46,766      13.21        617,992      1.77%       0.40%        4.47%
   Platinum Investor Survivor II                           58,228      11.52        670,760      1.81%       0.75%        4.11%
Pioneer Fund VCT Portfolio - Class I
   Platinum Investor I & II                               242,349      10.22      2,476,631      0.00%       0.75%        2.19%
   Platinum Investor III                                   55,443      10.22        566,601      0.00%       0.70%        2.20%
   Platinum Investor PLUS                                     998      10.22         10,195      0.00%       0.70%        2.20%
   Platinum Investor Survivor                              28,172      10.22        287,951      0.00%       0.40%        2.21%
   Platinum Investor Survivor II                              388      10.22          3,963      0.00%       0.75%        2.19%
Pioneer Growth Opportunities VCT Portfolio - Class I
   Corporate America                                        3,474      10.28         35,720      0.00%       0.35%        2.83%
   Platinum Investor I & II                               347,832      10.28      3,576,078      0.00%       0.75%        2.81%
   Platinum Investor III                                  137,933      10.28      1,418,142      0.00%       0.70%        2.81%
   Platinum Investor PLUS                                   4,979      10.28         51,195      0.00%       0.70%        2.81%
   Platinum Investor Survivor                              14,319      10.28        147,243      0.00%       0.40%        2.83%

                                     VL-R-53

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                               Investment
                                                          Unit                   Income     Expense       Total
Divisions                                       Units     Value   Net Assets    Ratio (a)   Ratio (b)   Return (c)
------------------------------------------------------------------------------------------------------------------
2004 - Continued
Pioneer Growth Opportunities VCT Portfolio -
   Class I - Continued
   Platinum Investor Survivor II                39,326   $10.28   $  404,315      0.00%       0.75%        2.81%
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus                               12,958    13.72      177,740      8.10%       0.75%        8.39%
   Corporate America                           396,103    14.01    5,549,288      8.00%       0.35%        8.82%
   Platinum Investor I & II                     60,463    13.25      801,033      8.55%       0.75%        8.39%
   Platinum Investor III                        62,541    14.19      887,670      8.73%       0.70%        8.44%
   Platinum Investor FlexDirector                   65    10.63          689      0.00%       0.70%        6.27%
   Platinum Investor PLUS                        6,150    13.15       80,902      7.70%       0.70%        8.44%
   Platinum Investor Survivor                    1,282    13.99       17,943      4.60%       0.40%        8.77%
   Platinum Investor Survivor II                 1,337    13.51       18,073     11.52%       0.75%        8.39%
Putnam VT Growth and Income Fund - Class IB
   Corporate America                           499,841    11.25    5,623,805      1.35%       0.35%       10.72%
   Platinum Investor I & II                    491,902    11.66    5,734,037      1.53%       0.75%       10.28%
   Platinum Investor III                       524,351    10.53    5,520,350      1.50%       0.70%       10.34%
   Platinum Investor FlexDirector                9,148    10.55       96,528      0.00%       0.70%        5.52%
   Platinum Investor PLUS                       26,657    11.78      314,093      1.26%       0.70%       10.34%
   Platinum Investor Survivor                   66,114    11.24      743,001      1.40%       0.40%       10.67%
   Platinum Investor Survivor II                 4,481    11.56       51,804      1.48%       0.75%       10.28%
Putnam VT International Growth and Income
   Fund - Class IB
   Corporate America                             2,293    11.09       25,426      0.85%       0.35%       20.56%
   Platinum Investor I & II                    204,673    12.88    2,635,270      1.20%       0.75%       20.08%
   Platinum Investor III                       191,264    11.40    2,179,999      1.28%       0.70%       20.14%
   Platinum Investor FlexDirector                  112    11.31        1,269      0.00%       0.70%       13.08%
   Platinum Investor PLUS                        8,737    13.39      117,028      0.86%       0.70%       20.14%
   Platinum Investor Survivor                   37,612    11.07      416,520      1.18%       0.40%       20.50%
   Platinum Investor Survivor II                 7,551    14.56      109,912      1.49%       0.75%       20.08%
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus                               25,092    19.81      497,060      0.34%       0.75%       25.27%
Putnam VT Vista Fund - Class IB
   AG Legacy Plus                               15,137     5.56       84,219      0.00%       0.75%       17.72%
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus                               57,401     5.76      330,363      0.24%       0.75%        4.25%
Safeco RST Core Equity Portfolio
   Platinum Investor I & II                         --     9.17           --      2.18%       0.75%        4.59%
   Platinum Investor III                            --     8.00           --      2.43%       0.70%        4.64%
   Platinum Investor PLUS                           --    10.96           --      2.43%       0.70%        4.64%
   Platinum Investor Survivor                       --     7.68           --      2.59%       0.40%        4.94%
   Platinum Investor Survivor II                    --     9.67           --      4.87%       0.75%        4.59%
Safeco RST Growth Opportunities Portfolio
   Corporate America                                --    10.51           --      0.00%       0.35%       18.54%
   Platinum Investor I & II                         --    10.26           --      0.00%       0.75%       18.09%
   Platinum Investor III                            --    10.98           --      0.00%       0.70%       18.15%
   Platinum Investor PLUS                           --    11.86           --      0.00%       0.70%       18.15%
   Platinum Investor Survivor                       --    10.50           --      0.00%       0.40%       18.48%
   Platinum Investor Survivor II                    --    12.30           --      0.00%       0.75%       18.09%
Scudder VIT EAFE Equity Index Fund - Class A
   Legacy Plus                                      --     9.81           --      0.00%       0.75%       18.18%

                                     VL-R-54

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                       Investment
                                                                  Unit                   Income     Expense       Total
Divisions                                               Units     Value   Net Assets    Ratio (a)   Ratio (b)   Return (c)
--------------------------------------------------------------------------------------------------------------------------
2004 - Continued
Scudder VIT Equity 500 Index Fund - Class A
   Legacy Plus                                           1,857   $10.15   $   18,849      1.05%       0.75%        9.77%
SunAmerica - Aggressive Growth Portfolio - Class 1
   Platinum Investor I & II                              7,269    11.57       84,137      0.00%       0.75%       15.91%
   Platinum Investor III                                29,137    11.59      337,687      0.00%       0.70%       15.97%
   Platinum Investor PLUS                                6,198    12.31       76,281      0.00%       0.70%       15.97%
   Platinum Investor Survivor                            1,019    11.68       11,899      0.00%       0.40%       16.32%
   Platinum Investor Survivor II                           448    11.57        5,190      0.00%       0.75%       15.91%
SunAmerica - SunAmerica Balanced Portfolio - Class 1
   Platinum Investor I & II                                247    10.72        2,648      1.65%       0.75%        5.98%
   Platinum Investor III                                52,736    10.73      565,994      1.80%       0.70%        6.03%
   Platinum Investor PLUS                               13,740    11.07      152,117      1.70%       0.70%        6.03%
   Platinum Investor Survivor II                         1,250    10.72       13,403      1.57%       0.75%        5.98%
UIF Equity Growth Portfolio - Class I
   Platinum Investor I & II                            288,941    10.27    2,966,331      0.17%       0.75%        6.97%
   Platinum Investor III                                79,302     6.89      546,540      0.18%       0.70%        7.02%
   Platinum Investor PLUS                                4,155    10.98       45,596      0.19%       0.70%        7.02%
   Platinum Investor Survivor                           23,521     6.57      154,598      0.17%       0.40%        7.34%
   Platinum Investor Survivor II                           219     9.69        2,122      0.12%       0.75%        6.97%
UIF High Yield Portfolio - Class I
   Platinum Investor I & II                             93,804    11.14    1,044,759      5.86%       0.75%        8.67%
   Platinum Investor III                                28,634    11.55      330,711      6.14%       0.70%        8.72%
   Platinum Investor FlexDirector                        1,735    10.79       18,729      0.00%       0.70%        7.94%
   Platinum Investor PLUS                                2,194    12.90       28,302      5.96%       0.70%        8.72%
   Platinum Investor Survivor                           24,176    10.83      261,899      6.03%       0.40%        9.05%
   Platinum Investor Survivor II                         4,234    12.59       53,299      5.42%       0.75%        8.67%
VALIC Company I - International Equities Fund
   AG Legacy Plus                                       20,142     8.21      165,429      1.50%       0.75%       16.98%
   Platinum Investor I & II                             70,577    10.54      743,609      1.09%       0.75%       16.98%
   Platinum Investor III                                86,492     9.11      788,095      1.37%       0.70%       17.03%
   Platinum Investor FlexDirector                          349    11.20        3,911      0.09%       0.70%       12.00%
   Platinum Investor PLUS                                8,032    11.93       95,823      1.49%       0.70%       17.03%
   Platinum Investor Survivor                           13,559     8.07      109,465      1.43%       0.40%       17.39%
   Platinum Investor Survivor II                         1,307    12.40       16,207      1.14%       0.75%       16.98%
VALIC Company I - Mid Cap Index Fund
   AG Legacy Plus                                       24,611    12.87      316,673      0.81%       0.75%       15.18%
   Corporate America                                     6,003    13.98       83,891      0.79%       0.35%       15.64%
   Corporate America (reduced surrender charge)            704    11.26        7,926      0.79%       0.65%       12.64%
   Platinum Investor I & II                            396,205    19.08    7,558,938      0.79%       0.75%       15.18%
   Platinum Investor III                               430,957    12.53    5,400,920      0.82%       0.70%       15.24%
   Platinum Investor PLUS                               37,895    12.90      488,950      0.92%       0.70%       15.24%
   Platinum Investor Survivor                           67,872    13.96      947,463      0.83%       0.40%       15.58%
   Platinum Investor Survivor II                        46,722    14.07      657,610      0.73%       0.75%       15.18%
VALIC Company I - Money Market I Fund
   AG Legacy Plus                                       51,953    10.52      546,390      0.80%       0.75%        0.05%
   Corporate America                                     6,349    10.94       69,436      0.34%       0.35%        0.45%
   Corporate America (reduced surrender charge)         27,087    10.02      271,377      0.34%       0.65%        0.19%
   Legacy Plus                                           1,086    11.08       12,032      0.81%       0.75%        0.05%

                                     VL-R-55

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                          Investment
                                                                    Unit                    Income      Expense      Total
Divisions                                                 Units     Value    Net Assets    Ratio (a)   Ratio (b)   Return (c)
-----------------------------------------------------------------------------------------------------------------------------
2004 - Continued
VALIC Company I - Money Market I Fund - Continued
   Platinum Investor I & II                              947,402   $11.59   $10,981,940      0.74%       0.75%        0.05%
   Platinum Investor III                               1,222,031    10.44    12,755,775      0.72%       0.70%        0.10%
   Platinum Investor FlexDirector                          4,886    10.01        48,931      0.86%       0.70%        0.14%
   Platinum Investor PLUS                                108,353    10.03     1,086,673      0.58%       0.70%        0.10%
   Platinum Investor Survivor                            356,356    10.92     3,892,926      0.76%       0.40%        0.40%
   Platinum Investor Survivor II                         485,564    10.05     4,880,633      0.82%       0.75%        0.05%
VALIC Company I - Nasdaq-100 Index Fund
   Platinum Investor I & II                              195,759     4.85       949,081      0.58%       0.75%        9.23%
   Platinum Investor III                                 480,541     4.76     2,289,462      0.56%       0.70%        9.28%
   Platinum Investor FlexDirector                             48    10.78           516      1.00%       0.70%        7.84%
   Platinum Investor PLUS                                 11,709    13.66       159,943      0.73%       0.70%        9.28%
   Platinum Investor Survivor                             29,567     4.92       145,457      0.65%       0.40%        9.61%
   Platinum Investor Survivor II                          11,333    10.28       116,455      1.05%       0.75%        9.23%
VALIC Company I - Science & Technology Fund
   Platinum Investor I & II                               92,336     3.95       364,650      0.00%       0.75%        0.04%
   Platinum Investor III                                 193,053     3.92       756,120      0.00%       0.70%        0.09%
   Platinum Investor FlexDirector                             51     9.96           507      0.00%       0.70%       -0.41%
   Platinum Investor PLUS                                  3,497    12.14        42,443      0.00%       0.70%        0.09%
   Platinum Investor Survivor                             16,097     4.01        64,505      0.00%       0.40%        0.39%
   Platinum Investor Survivor II                           1,081     9.11         9,847      0.00%       0.75%        0.04%
VALIC Company I - Small Cap Index Fund
   Corporate America                                       4,416    13.46        59,441      0.82%       0.35%       17.48%
   Platinum Investor I & II                              107,394    13.24     1,421,650      0.84%       0.75%       17.01%
   Platinum Investor III                                 215,034    13.03     2,802,678      0.82%       0.70%       17.07%
   Platinum Investor FlexDirector                             32    10.97           349      0.46%       0.70%        9.69%
   Platinum Investor PLUS                                 23,667    13.79       326,254      0.98%       0.70%       17.07%
   Platinum Investor Survivor                             20,859    13.43       280,186      0.85%       0.40%       17.42%
   Platinum Investor Survivor II                           3,333    14.83        49,411      0.84%       0.75%       17.01%
VALIC Company I - Stock Index Fund
   AG Legacy Plus                                         70,818     8.35       591,082      1.57%       0.75%        9.68%
   Corporate America                                      14,690     8.36       122,821      1.54%       0.35%       10.12%
   Platinum Investor I & II                            1,406,720    11.44    16,087,376      1.55%       0.75%        9.68%
   Platinum Investor III                               1,990,719     8.65    17,228,974      1.55%       0.70%        9.74%
   Platinum Investor FlexDirector                             87    10.55           916      0.00%       0.70%        5.46%
   Platinum Investor PLUS                                 63,224    11.86       749,828      1.64%       0.70%        9.74%
   Platinum Investor Survivor                            437,170     8.35     3,650,823      1.50%       0.40%       10.07%
   Platinum Investor Survivor II                          40,549    11.04       447,627      1.55%       0.75%        9.68%
Van Kampen LIT Emerging Growth Portfolio - Class I
   AG Legacy Plus                                         11,991     4.75        56,964      0.00%       0.75%        6.23%
Van Kampen LIT Government Portfolio - Class I
   AG Legacy Plus                                         13,807    12.90       178,108      4.89%       0.75%        3.39%
Van Kampen LIT Growth and Income Portfolio - Class I
   Platinum Investor I & II                              191,703    11.93     2,287,879      0.96%       0.75%       13.52%
   Platinum Investor III                                 242,172    11.95     2,894,060      0.90%       0.70%       13.58%
   Platinum Investor FlexDirector                             32    10.83           343      0.00%       0.70%        8.26%
   Platinum Investor PLUS                                 16,160    12.18       196,763      0.82%       0.70%       13.58%
   Platinum Investor Survivor                             16,686    12.05       201,015      1.03%       0.40%       13.92%

                                     VL-R-56

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                                   Investment
                                                                                                     Income     Expense      Total
Divisions                                                          Units   Unit Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
------------------------------------------------------------------------------------------------------------------------------------
2004 - Continued
Van Kampen LIT Growth and Income Portfolio - Class I -
   Continued
   Platinum Investor Survivor II                                    6,375    $11.93    $   76,084     0.94%      0.75%      13.52%
Vanguard VIF High Yield Bond Portfolio
   Platinum Investor I & II                                       100,018     12.76     1,276,287     7.19%      0.75%       7.71%
   Platinum Investor III                                          330,232     12.86     4,246,662     6.58%      0.70%       7.77%
   Platinum Investor FlexDirector                                      32     10.66           337     0.00%      0.70%       6.58%
   Platinum Investor PLUS                                          22,057     12.37       272,761     4.95%      0.70%       7.77%
   Platinum Investor Survivor                                      86,078     12.95     1,114,534     1.13%      0.40%       8.09%
   Platinum Investor Survivor II                                   23,456     12.65       296,797     2.45%      0.75%       7.71%
Vanguard VIF REIT Index Portfolio
   Corporate America                                                  708     22.10        15,640     4.59%      0.35%      30.06%
   Platinum Investor I & II                                        99,576     21.74     2,164,676     2.49%      0.75%      29.54%
   Platinum Investor III                                          303,258     21.75     6,594,879     2.48%      0.70%      29.60%
   Platinum Investor FlexDirector                                   3,849     12.10        46,590     0.00%      0.70%      21.03%
   Platinum Investor PLUS                                          40,045     16.36       655,114     2.42%      0.70%      29.60%
   Platinum Investor Survivor                                      30,818     22.06       679,778     2.05%      0.40%      29.99%
   Platinum Investor Survivor II                                   23,561     18.94       446,319     1.46%      0.75%      29.54%

2003
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus                                                  17,769      6.53       116,061     0.48%      0.75%      28.10%
   Corporate America                                                6,858      6.30        43,188     0.57%      0.35%      28.61%
   Platinum Investor I & II                                       328,864      9.04     2,972,642     0.51%      0.75%      28.10%
   Platinum Investor III                                          120,999      7.59       917,986     0.60%      0.70%      28.16%
   Platinum Investor PLUS                                           3,813     10.50        40,027     0.82%      0.70%      28.16%
   Platinum Investor Survivor                                      46,420      6.29       292,156     0.52%      0.40%      28.55%
   Platinum Investor Survivor II                                    1,195     11.00        13,144     0.51%      0.75%      28.10%
AIM V.I. Premier Equity Fund - Series I
   Corporate America                                                5,993      5.92        35,462     0.30%      0.35%      24.64%
   Legacy Plus                                                         --      6.34            --     0.00%      0.75%      20.44%
   Platinum Investor I & II                                       856,369      9.47     8,106,816     0.29%      0.75%      24.15%
   Platinum Investor III                                          433,128      7.04     3,047,453     0.33%      0.70%      24.21%
   Platinum Investor PLUS                                           8,904     10.21        90,916     0.46%      0.70%      24.21%
   Platinum Investor Survivor                                     109,492      5.91       647,508     0.31%      0.40%      24.58%
   Platinum Investor Survivor II                                    4,149      8.81        36,534     0.33%      0.75%      24.15%
Alger American Leveraged AllCap Portfolio - Class O Shares
   Platinum Investor III                                           18,007     12.05       217,007     0.00%      0.70%      20.51%
   Platinum Investor PLUS                                           1,206     12.05        14,534     0.00%      0.70%      20.51%
   Platinum Investor Survivor                                         138     12.08         1,666     0.00%      0.40%      20.75%
   Platinum Investor Survivor II                                      103     12.05         1,236     0.00%      0.75%      20.47%
Alger American MidCap Growth Portfolio - Class O Shares
   Platinum Investor III                                           18,785     13.58       255,035     0.00%      0.70%      35.76%
   Platinum Investor PLUS                                             985     13.58        13,374     0.00%      0.70%      35.76%
   Platinum Investor Survivor                                       2,174     13.60        29,576     0.00%      0.40%      36.03%
   Platinum Investor Survivor II                                      343     13.57         4,651     0.00%      0.75%      35.72%
American Century VP Value Fund - Class I
   AG Legacy Plus                                                  30,836     14.83       457,376     1.07%      0.75%      28.00%
   Corporate America                                                4,675     13.57        63,443     1.07%      0.35%      28.51%

                                    VL-R-57

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                            Investment
                                                                                              Income     Expense      Total
Divisions                                                   Units   Unit Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
-----------------------------------------------------------------------------------------------------------------------------
2003 - Continued
American Century VP Value Fund - Class I - Continued
   Platinum Investor I & II                                210,667    $13.40    $2,822,824     0.96%      0.75%      28.00%
   Platinum Investor III                                   369,463     13.31     4,919,113     0.80%      0.70%      28.06%
   Platinum Investor PLUS                                   20,510     11.28       231,350     0.69%      0.70%      28.06%
   Platinum Investor Survivor                               25,525     13.55       345,829     0.72%      0.40%      28.44%
   Platinum Investor Survivor II                            66,916     11.80       789,838     0.79%      0.75%      28.00%
Ayco Growth Fund
   Platinum Investor I & II                                     --      8.36            --     0.47%      0.75%      26.35%
   Platinum Investor III                                        --      8.38            --     0.52%      0.70%      26.41%
   Platinum Investor PLUS                                       --     10.23            --   120.86%      0.70%      26.41%
   Platinum Investor Survivor                                   --      8.45            --     0.86%      0.40%      26.78%
   Platinum Investor Survivor II                                --      8.89            --     0.83%      0.75%      26.35%
Credit Suisse Small Cap Growth Portfolio
   Platinum Investor I & II                                 46,817      7.43       347,984     0.00%      0.75%      47.44%
   Platinum Investor III                                   114,690      7.28       834,569     0.00%      0.70%      47.51%
   Platinum Investor PLUS                                    3,837     11.62        44,567     0.00%      0.70%      47.51%
   Platinum Investor Survivor                                4,530      7.52        34,045     0.00%      0.40%      47.95%
   Platinum Investor Survivor II                               749     11.01         8,249     0.00%      0.75%      47.44%
Dreyfus IP MidCap Stock Portfolio - Initial shares
   Platinum Investor I & II                                 73,021     10.70       781,298     0.29%      0.75%      30.74%
   Platinum Investor III                                   161,611     10.52     1,699,951     0.30%      0.70%      30.80%
   Platinum Investor PLUS                                   11,054     11.05       122,113     0.39%      0.70%      30.80%
   Platinum Investor Survivor                               18,763     10.82       202,999     0.27%      0.40%      31.20%
   Platinum Investor Survivor II                             4,400     12.11        53,278     0.36%      0.75%      30.74%
Dreyfus VIF Developing Leaders Portfolio - Initial shares
   Corporate America                                        12,360     10.38       128,308     0.03%      0.35%      31.23%
   Platinum Investor I & II                                405,482     12.59     5,106,276     0.03%      0.75%      30.71%
   Platinum Investor III                                   377,518      9.70     3,660,894     0.03%      0.70%      30.77%
   Platinum Investor PLUS                                   14,951     10.47       156,515     0.04%      0.70%      30.77%
   Platinum Investor Survivor                               58,620     10.37       608,130     0.04%      0.40%      31.16%
   Platinum Investor Survivor II                            43,134     11.38       490,913     0.04%      0.75%      30.71%
Dreyfus VIF Quality Bond Portfolio - Initial shares
   Corporate America                                         7,084     12.97        91,852     4.08%+     0.35%       4.58%
   Platinum Investor I & II                                351,864     12.99     4,571,955     3.97%+     0.75%       4.16%
   Platinum Investor III                                   210,671     12.30     2,591,291     4.04%+     0.70%       4.21%
   Platinum Investor PLUS                                   12,455     10.90       135,822     4.16%+     0.70%       4.21%
   Platinum Investor Survivor                               22,659     12.96       293,621     4.08%+     0.40%       4.52%
   Platinum Investor Survivor II                             4,881     10.95        53,463     4.05%+     0.75%       4.16%
Fidelity VIP Asset Manager Portfolio - Service Class 2
   AG Legacy Plus                                           13,924     10.24       142,609     2.47%      0.75%      16.78%
   Platinum Investor I & II                                194,550      9.75     1,896,730     3.14%      0.75%      16.78%
   Platinum Investor III                                   146,922      9.72     1,428,653     2.37%      0.70%      16.84%
   Platinum Investor PLUS                                    7,471     11.12        83,043     1.34%      0.70%      16.84%
   Platinum Investor Survivor                                8,861      9.86        87,351     3.52%      0.40%      17.19%
   Platinum Investor Survivor II                             7,874     10.86        85,505     2.22%      0.75%      16.78%
Fidelity VIP Contrafund Portfolio - Service Class 2
   AG Legacy Plus                                           37,472     10.85       406,531     0.24%      0.75%      27.24%
   Corporate America                                         5,102      9.63        49,147     0.29%      0.35%      27.75%

                                    VL-R-58

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                               Investment
                                                                           Unit                  Income     Expense      Total
Divisions                                                         Units    Value  Net Assets   Ratio (a)   Ratio (b)  Return (c)
--------------------------------------------------------------------------------------------------------------------------------
2003 - Continued
Fidelity VIP Contrafund Portfolio - Service Class 2 - Continued
   Platinum Investor I & II                                      275,267  $ 9.51  $ 2,618,131     0.26%      0.75%      27.24%
   Platinum Investor III                                         578,962    9.38    5,432,050     0.23%      0.70%      27.30%
   Platinum Investor PLUS                                         28,350   11.23      318,302     0.09%      0.70%      27.30%
   Platinum Investor Survivor                                     37,768    9.62      363,221     0.54%      0.40%      27.68%
   Platinum Investor Survivor II                                   8,993   11.84      106,506     0.19%      0.75%      27.24%
Fidelity VIP Equity-Income Portfolio - Service Class 2
   AG Legacy Plus                                                 53,210    9.98      531,275     1.36%      0.75%      29.06%
   Corporate America                                              19,278   10.22      197,063     1.46%      0.35%      29.57%
   Platinum Investor I & II                                      301,311   10.09    3,041,231     1.46%      0.75%      29.06%
   Platinum Investor III                                         618,890   10.10    6,252,170     1.23%      0.70%      29.12%
   Platinum Investor PLUS                                         28,808   10.88      313,370     0.72%      0.70%      29.12%
   Platinum Investor Survivor                                     65,789   10.21      671,430     2.70%      0.40%      29.51%
   Platinum Investor Survivor II                                  31,375   11.04      346,431     1.49%      0.75%      29.06%
Fidelity VIP Growth Portfolio - Service Class 2
   AG Legacy Plus                                                 25,346    7.93      201,055     0.10%      0.75%      31.55%
   Corporate America                                               5,536    6.72       37,208     0.10%      0.35%      32.08%
   Platinum Investor I & II                                      301,685    6.64    2,002,210     0.10%      0.75%      31.55%
   Platinum Investor III                                         806,359    6.57    5,300,495     0.09%      0.70%      31.62%
   Platinum Investor PLUS                                         35,338   10.58      373,837     0.03%      0.70%      31.62%
   Platinum Investor Survivor                                     84,756    6.71      568,779     0.20%      0.40%      32.01%
   Platinum Investor Survivor II                                  33,499    9.41      315,255     0.11%      0.75%      31.55%
Fidelity VIP Mid Cap Portfolio - Service Class 2
   Platinum Investor I & II                                       13,930   14.00      194,978     0.00%      0.75%      39.97%
   Platinum Investor III                                           7,590   14.00      106,267     0.00%      0.70%      40.01%
   Platinum Investor PLUS                                          1,083   14.00       15,161     0.00%      0.70%      40.01%
   Platinum Investor Survivor II                                     646   14.00        9,039     0.00%      0.75%      39.97%
Franklin Templeton - Franklin Small Cap Fund - Class 2
   AG Legacy Plus                                                 21,351    6.34      135,309     0.00%      0.75%      36.22%
Franklin Templeton - Franklin Small Cap Value
   Securities Fund - Class 2
   Platinum Investor I & II                                          823   13.27       10,925     0.00%      0.75%      32.71%
   Platinum Investor III                                          13,920   13.28      184,793     0.01%      0.70%      32.75%
   Platinum Investor PLUS                                          2,274   13.28       30,194     0.00%      0.70%      32.75%
   Platinum Investor Survivor                                        954   13.30       12,687     0.00%      0.40%      33.02%
   Platinum Investor Survivor II                                     407   13.27        5,400     0.00%      0.75%      32.71%
Franklin Templeton - Franklin U.S. Government Fund - Class 2
   Platinum Investor I & II                                       29,978   11.09      332,384     4.44%      0.75%       1.45%
   Platinum Investor III                                         993,247   11.10   11,023,739     4.48%      0.70%       1.50%
   Platinum Investor PLUS                                         32,257   10.74      346,310     8.97%      0.70%       1.50%
   Platinum Investor Survivor                                        307   11.17        3,422     9.35%      0.40%       1.81%
   Platinum Investor Survivor II                                   4,440   11.09       49,231     2.42%      0.75%       1.45%
Franklin Templeton - Mutual Shares Securities Fund - Class 2
   Platinum Investor I & II                                       24,270   10.88      264,074     0.65%      0.75%      24.21%
   Platinum Investor III                                         498,453   10.89    5,428,832     1.01%      0.70%      24.28%
   Platinum Investor PLUS                                          9,047   10.71       96,887     0.81%      0.70%      24.28%
   Platinum Investor Survivor                                      2,452   10.96       26,861     0.59%      0.40%      24.65%
   Platinum Investor Survivor II                                  16,089   10.88      175,057     0.99%      0.75%      24.21%

                                    VL-R-59

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                                 Investment
                                                                              Unit                 Income     Expense      Total
Divisions                                                            Units   Value   Net Assets   Ratio (a)  Ratio (b)  Return (c)
----------------------------------------------------------------------------------------------------------------------------------
2003 - Continued
Franklin Templeton - Templeton Foreign Securities Fund - Class 2
   AG Legacy Plus                                                    13,455  $ 8.43  $  113,465    1.09%       0.75%     31.23%
   Platinum Investor I & II                                          54,774   10.55     578,054    1.04%       0.75%     31.23%
   Platinum Investor III                                            514,133   10.56   5,431,242    1.63%       0.70%     31.29%
   Platinum Investor PLUS                                             4,611   10.21      47,094    0.83%       0.70%     31.29%
   Platinum Investor Survivor                                         5,955   10.63      63,285    0.15%       0.40%     31.69%
   Platinum Investor Survivor II                                     26,168   10.55     276,165    1.34%       0.75%     31.23%
Goldman Sachs Capital Growth Fund
   Platinum Investor I & II                                          14,861    8.55     127,035    0.00%       0.75%      2.21%
   Platinum Investor III                                             16,224    8.56     138,901    0.00%       0.70%      2.22%
   Platinum Investor PLUS                                               115   10.46       1,202    0.00%       0.70%      2.22%
   Platinum Investor Survivor                                       740,038    8.64   6,394,727    0.00%       0.40%      2.23%
   Platinum Investor Survivor II                                    202,510    9.08   1,839,317    0.00%       0.75%      2.21%
Janus Aspen Series International Growth Portfolio - Service Shares
   Corporate America                                                  3,219    6.78      21,839    1.12%       0.35%     34.06%
   Platinum Investor I & II                                          84,575    6.70     566,508    0.97%       0.75%     33.53%
   Platinum Investor III                                            184,544    6.65   1,227,085    0.93%       0.70%     33.60%
   Platinum Investor PLUS                                             3,647   10.66      38,856    0.94%       0.70%     33.60%
   Platinum Investor Survivor                                        35,446    6.77     240,071    1.09%       0.40%     34.00%
   Platinum Investor Survivor II                                      4,343   10.53      45,738    1.20%       0.75%     33.53%
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares
   Corporate America                                                  2,344    4.50      10,540    0.00%       0.35%     34.29%
   Platinum Investor I & II                                          52,305    4.44     232,264    0.00%       0.75%     33.76%
   Platinum Investor III                                            377,143    4.33   1,633,083    0.00%       0.70%     33.82%
   Platinum Investor PLUS                                             6,125   11.31      69,306    0.00%       0.70%     33.82%
   Platinum Investor Survivor                                        29,454    4.49     132,254    0.00%       0.40%     34.23%
   Platinum Investor Survivor II                                        996   10.11      10,066    0.00%       0.75%     33.76%
Janus Aspen Series Worldwide Growth Portfolio - Service Shares
   Corporate America                                                 10,759    6.34      68,223    0.91%       0.35%     23.25%
   Platinum Investor I & II                                         128,751    6.26     806,098    0.94%       0.75%     22.76%
   Platinum Investor III                                            314,555    6.20   1,951,654    0.84%       0.70%     22.82%
   Platinum Investor PLUS                                             8,332    9.91      82,556    0.88%       0.70%     22.82%
   Platinum Investor Survivor                                        36,703    6.33     232,358    0.94%       0.40%     23.19%
   Platinum Investor Survivor II                                     28,353    9.49     269,186    0.61%       0.75%     22.76%
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II                                              39   12.37         482    0.00%       0.75%     23.67%
   Platinum Investor III                                              9,332   12.37     115,457    0.00%       0.70%     23.72%
   Platinum Investor PLUS                                               139   12.37       1,723    0.00%       0.70%     23.72%
   Platinum Investor Survivor II                                        359   12.37       4,435    0.00%       0.75%     23.67%
JPMorgan Small Company Portfolio
   Platinum Investor I & II                                          24,698    9.04     223,279    0.00%       0.75%     34.96%
   Platinum Investor III                                             62,123    8.89     552,395    0.00%       0.70%     35.03%
   Platinum Investor PLUS                                             1,545   11.07      17,103    0.00%       0.70%     35.03%
   Platinum Investor Survivor                                         1,101    9.14      10,060    0.00%       0.40%     35.43%
   Platinum Investor Survivor II                                        469   11.62       5,450    0.00%       0.75%     34.96%
MFS VIT Capital Opportunities Series - Initial Class
   Corporate America                                                  3,396    6.05      20,562    0.21%       0.35%     26.94%
   Platinum Investor I & II                                         123,819    5.98     740,269    0.26%       0.75%     26.44%

                                     VL-R-60

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                               Investment
                                                                            Unit                 Income     Expense      Total
Divisions                                                          Units    Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
--------------------------------------------------------------------------------------------------------------------------------
2003 - Continued
MFS VIT Capital Opportunities Series - Initial Class - Continued
   Platinum Investor III                                          351,732  $ 6.03  $2,121,183     0.22%       0.70%     26.50%
   Platinum Investor PLUS                                          13,208   10.16     134,162     0.13%       0.70%     26.50%
   Platinum Investor Survivor                                      42,350    6.05     256,019     0.22%       0.40%     26.88%
   Platinum Investor Survivor II                                    2,444    9.26      22,624     0.23%       0.75%     26.44%
MFS VIT Emerging Growth Series - Initial Class
   AG Legacy Plus                                                   9,716    9.57      92,944     0.00%       0.75%     29.25%
   Corporate America                                                1,272    4.40       5,594     0.00%       0.35%     29.77%
   Platinum Investor I & II                                       707,829    9.31   6,592,132     0.00%       0.75%     29.25%
   Platinum Investor III                                          710,798    4.93   3,503,311     0.00%       0.70%     29.32%
   Platinum Investor PLUS                                          10,988   10.38     114,037     0.00%       0.70%     29.32%
   Platinum Investor Survivor                                     128,450    4.39     564,347     0.00%       0.40%     29.71%
   Platinum Investor Survivor II                                    2,081    8.93      18,588     0.00%       0.75%     29.25%
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus                                                  11,867    7.40      87,852     0.00%       0.75%     32.72%
   Corporate America                                                4,165    8.03      33,449     0.00%       0.35%     33.25%
   Platinum Investor I & II                                       118,366    7.93     938,613     0.00%       0.75%     32.72%
   Platinum Investor III                                          209,507    7.76   1,626,577     0.00%       0.70%     32.79%
   Platinum Investor PLUS                                           7,988   10.55      84,253     0.00%       0.70%     32.79%
   Platinum Investor Survivor                                      12,890    8.02     103,356     0.00%       0.40%     33.18%
   Platinum Investor Survivor II                                   20,459   10.17     208,046     0.00%       0.75%     32.72%
MFS VIT Research Series - Initial Class
   Corporate America                                                3,197    6.60      21,110     0.49%       0.35%     24.27%
   Platinum Investor I & II                                        45,499    6.52     296,621     0.62%       0.75%     23.77%
   Platinum Investor III                                          127,774    6.49     829,360     0.60%       0.70%     23.84%
   Platinum Investor PLUS                                           3,326   10.26      34,120     0.32%       0.70%     23.84%
   Platinum Investor Survivor                                      10,143    6.59      66,864     0.69%       0.40%     24.21%
   Platinum Investor Survivor II                                    3,856    9.56      36,872     0.50%       0.75%     23.77%
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus                                                 133,539    5.64     752,783     1.61%       0.75%     15.45%
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I
   Corporate America                                                1,001    5.61       5,612     0.00%       0.35%     27.62%
   Platinum Investor I & II                                        51,089    5.54     282,942     0.00%       0.75%     27.11%
   Platinum Investor III                                          246,565    5.44   1,342,011     0.00%       0.70%     27.18%
   Platinum Investor PLUS                                           9,135   10.15      92,709     0.00%       0.70%     27.18%
   Platinum Investor Survivor                                      14,189    5.60      79,457     0.00%       0.40%     27.56%
   Platinum Investor Survivor II                                    6,290    9.32      58,612     0.00%       0.75%     27.11%
Neuberger Berman AMT Partners Portfolio - Class I
   AG Legacy Plus                                                  12,144    9.60     116,594     0.00%       0.75%     34.08%
Oppenheimer Balanced Fund/VA - Non-Service Shares
   Platinum Investor I & II                                             2   11.87          18     0.00%       0.75%     18.74%
   Platinum Investor III                                            5,675   11.88      67,413     0.00%       0.70%     18.78%
   Platinum Investor PLUS                                             491   11.88       5,829     0.00%       0.70%     18.78%
   Platinum Investor Survivor                                         433   11.90       5,158     0.00%       0.40%     19.02%
   Platinum Investor Survivor II                                    3,197   11.87      37,965     0.00%       0.75%     18.74%
Oppenheimer Global Securities Fund/VA - Non-Service Shares
   Platinum Investor I & II                                         2,681   14.22      38,121     0.00%       0.75%     42.19%
   Platinum Investor III                                            7,964   14.22     113,286     0.00%       0.70%     42.24%

                                     VL-R-61

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                               Investment
                                                                            Unit                 Income     Expense      Total
Divisions                                                          Units    Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
--------------------------------------------------------------------------------------------------------------------------------
2003 - Continued
Oppenheimer Global Securities Fund/VA - Non-Service
   Shares - Continued
   Platinum Investor PLUS                                             254  $14.22  $    3,614    0.00%       0.70%      42.24%
   Platinum Investor Survivor                                       1,271   14.25      18,122    0.00%       0.40%      42.53%
   Platinum Investor Survivor II                                      316   14.22       4,494    0.00%       0.75%      42.19%
Oppenheimer High Income Fund/VA - Non-Service Shares
   AG Legacy Plus                                                   6,177   11.57      71,478    9.13%       0.75%      23.03%
PIMCO VIT Real Return Portfolio - Administrative Class
   AG Legacy Plus                                                  46,648   12.95     604,251    2.34% +     0.75%       8.04%
   Corporate America                                                2,415   14.29      34,504    2.87% +     0.35%       8.47%
   Platinum Investor I & II                                       115,773   14.11   1,633,587    2.41% +     0.75%       8.04%
   Platinum Investor III                                          357,225   14.16   5,058,921    2.55% +     0.70%       8.10%
   Platinum Investor PLUS                                          19,594   11.96     234,262    2.38% +     0.70%       8.10%
   Platinum Investor Survivor                                      55,992   14.27     798,850    2.66% +     0.40%       8.42%
   Platinum Investor Survivor II                                   12,541   12.12     152,019    2.32% +     0.75%       8.04%
PIMCO VIT Short-Term Portfolio - Administrative Class
   Corporate America                                               15,920   11.19     178,227    1.65%       0.35%       1.69%
   Platinum Investor I & II                                       198,676   11.05   2,196,210    2.23%       0.75%       1.29%
   Platinum Investor III                                          136,457   11.06   1,509,539    1.59%       0.70%       1.34%
   Platinum Investor PLUS                                           5,065   10.30      52,148    1.40%       0.70%       1.34%
   Platinum Investor Survivor                                      22,482   11.18     251,288    1.66%       0.40%       1.64%
   Platinum Investor Survivor II                                   29,761   10.40     309,375    1.79%       0.75%       1.29%
PIMCO VIT Total Return Portfolio - Administrative Class
   AG Legacy Plus                                                  35,437   11.94     423,015    2.68% +     0.75%       4.26%
   Corporate America                                                6,930   12.67      87,796    3.00% +     0.35%       4.68%
   Platinum Investor I & II                                       258,775   12.51   3,237,164    2.85% +     0.75%       4.26%
   Platinum Investor III                                          437,126   12.57   5,495,000    2.98% +     0.70%       4.31%
   Platinum Investor PLUS                                          24,496   10.96     268,413    2.72% +     0.70%       4.31%
   Platinum Investor Survivor                                      51,352   12.65     649,546    2.80% +     0.40%       4.63%
   Platinum Investor Survivor II                                   52,389   11.07     579,689    3.31% +     0.75%       4.26%
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus                                                   8,850   12.66     112,000    8.11%       0.75%      19.15%
   Corporate America                                              294,605   12.87   3,792,813    7.25%       0.35%      19.63%
   Platinum Investor I & II                                        89,892   12.22   1,098,789    9.11%       0.75%      19.15%
   Platinum Investor III                                           57,820   13.09     756,793    6.90%       0.70%      19.21%
   Platinum Investor PLUS                                           4,230   12.13      51,314    3.90%       0.70%      19.21%
   Platinum Investor Survivor                                       4,357   12.87      56,062    8.28%       0.40%      19.57%
   Platinum Investor Survivor II                                      122   12.47       1,524    0.00%       0.75%      19.15%
Putnam VT Growth and Income Fund - Class IB
   Corporate America                                              371,886   10.16   3,778,936    1.40%       0.35%      26.94%
   Platinum Investor I & II                                       509,573   10.57   5,386,247    1.85%       0.75%      26.43%
   Platinum Investor III                                          467,361    9.54   4,459,408    1.57%       0.70%      26.49%
   Platinum Investor PLUS                                          13,002   10.68     138,850    1.12%       0.70%      26.49%
   Platinum Investor Survivor                                      70,398   10.15     714,878    1.73%       0.40%      26.87%
   Platinum Investor Survivor II                                    4,092   10.48      42,897    1.32%       0.75%      26.43%
Putnam VT International Growth and Income Fund - Class IB
   Corporate America                                                1,334    9.20      12,264    0.00%       0.35%      37.37%
   Platinum Investor I & II                                       239,580   10.72   2,568,951    1.40%       0.75%      36.82%
   Platinum Investor III                                          198,598    9.49   1,884,181    1.43%       0.70%      36.89%

                                     VL-R-62

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                           Investment
                                                                                             Income      Expense      Total
Divisions                                               Units    Unit Value   Net Assets    Ratio (a)   Ratio (b)   Return (c)
------------------------------------------------------------------------------------------------------------------------------
2003 - Continued
Putnam VT International Growth and Income Fund -
   Class IB - Continued
   Platinum Investor PLUS                                4,529     $11.15     $   50,500      0.85%       0.70%       36.89%
   Platinum Investor Survivor                           43,197       9.19        396,996      2.62%       0.40%       37.30%
   Platinum Investor Survivor II                        12,397      12.12        150,271      1.33%       0.75%       36.82%
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus                                       25,739      15.81        407,015      0.33%       0.75%       48.53%
Putnam VT Vista Fund - Class IB
   AG Legacy Plus                                       15,464       4.73         73,086      0.00%       0.75%       32.17%
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus                                       48,322       5.52        266,775      0.37%       0.75%       23.98%
Safeco RST Core Equity Portfolio
   Platinum Investor I & II                            276,177       8.77      2,421,492      0.89%       0.75%       23.85%
   Platinum Investor III                                63,936       7.64        488,773      1.08%       0.70%       23.91%
   Platinum Investor PLUS                                  838      10.47          8,774      1.36%       0.70%       23.91%
   Platinum Investor Survivor                           32,237       7.31        235,796      1.04%       0.40%       24.28%
   Platinum Investor Survivor II                           187       9.24          1,733      1.11%       0.75%       23.85%
Safeco RST Growth Opportunities Portfolio
   Corporate America                                     3,371       8.87         29,895      0.00%       0.35%       42.44%
   Platinum Investor I & II                            396,491       8.69      3,446,391      0.00%       0.75%       41.87%
   Platinum Investor III                               120,957       9.29      1,124,048      0.00%       0.70%       41.95%
   Platinum Investor PLUS                                3,567      10.04         35,811      0.00%       0.70%       41.95%
   Platinum Investor Survivor                           17,018       8.86        150,834      0.00%       0.40%       42.37%
   Platinum Investor Survivor II                        23,243      10.41        242,035      0.00%       0.75%       41.87%
Scudder VIT EAFE Equity Index Fund - Class A
   Legacy Plus                                              --       8.30             --      0.00%       0.75%       32.36%
Scudder VIT Equity 500 Index Fund - Class A
   Legacy Plus                                           1,670       9.25         15,448      1.15%       0.75%       27.20%
SunAmerica - Aggressive Growth Portfolio - Class 1
   Platinum Investor I & II                              7,575       9.99         75,636      0.00%       0.75%       27.50%
   Platinum Investor III                                14,418       9.99        144,087      0.00%       0.70%       27.56%
   Platinum Investor PLUS                                1,974      10.61         20,949      0.00%       0.70%       27.56%
   Platinum Investor Survivor II                           329       9.99          3,284      0.00%       0.75%       27.50%
SunAmerica - SunAmerica Balanced Portfolio - Class 1
   Platinum Investor I & II                                195      10.11          1,968      2.38%       0.75%       14.26%
   Platinum Investor III                                28,434      10.12        287,813      2.66%       0.70%       14.31%
   Platinum Investor PLUS                                6,452      10.44         67,366      3.13%       0.70%       14.31%
   Platinum Investor Survivor II                           407      10.11          4,119      0.00%       0.75%       14.26%
UIF Equity Growth Portfolio - Class I
   Platinum Investor I & II                            326,206       9.60      3,130,767      0.00%       0.75%       23.99%
   Platinum Investor III                                66,650       6.44        429,207      0.00%       0.70%       24.06%
   Platinum Investor PLUS                                1,975      10.26         20,256      0.00%       0.70%       24.06%
   Platinum Investor Survivor                           30,141       6.12        184,561      0.00%       0.40%       24.43%
   Platinum Investor Survivor II                           141       9.06          1,280      0.00%       0.75%       23.99%
UIF High Yield Portfolio - Class I
   Platinum Investor I & II                            126,400      10.25      1,295,523      0.00%       0.75%       24.77%
   Platinum Investor III                                20,941      10.62        222,461      0.00%       0.70%       24.83%
   Platinum Investor PLUS                                  432      11.86          5,121      0.00%       0.70%       24.83%
   Platinum Investor Survivor                           24,802       9.93        246,395      0.00%       0.40%       25.21%

                                     VL-R-63

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                              Investment
                                                                                                Income      Expense      Total
Divisions                                                Units     Unit Value    Net Assets    Ratio (a)   Ratio (b)   Return (c)
---------------------------------------------------------------------------------------------------------------------------------
2003 - Continued
UIF High Yield Portfolio - Class I - Continued
   Platinum Investor Survivor II                           3,683     $11.58     $    42,672     0.00%        0.75%       24.77%
VALIC Company I - International Equities Fund
   AG Legacy Plus                                         14,398       7.02         101,091     1.46%        0.75%       28.67%
   Platinum Investor I & II                              122,430       9.01       1,102,745     1.35%        0.75%       28.67%
   Platinum Investor III                                  67,471       7.79         525,299     1.44%        0.70%       28.73%
   Platinum Investor PLUS                                  3,724      10.19          37,962     2.18%        0.70%       28.73%
   Platinum Investor Survivor                             12,165       6.88          83,664     1.61%        0.40%       29.12%
   Platinum Investor Survivor II                             347      10.60           3,680     1.13%        0.75%       28.67%
VALIC Company I - Mid Cap Index Fund
   AG Legacy Plus                                         19,915      11.17         222,472     0.66%        0.75%       34.11%
   Corporate America                                       6,985      12.09          84,411     0.67%        0.35%       34.65%
   Platinum Investor I & II                              473,968      16.56       7,850,709     0.65%        0.75%       34.11%
   Platinum Investor III                                 355,307      10.88       3,864,025     0.67%        0.70%       34.18%
   Platinum Investor PLUS                                 15,183      11.20         169,998     0.77%        0.70%       34.18%
   Platinum Investor Survivor                             65,007      12.08         785,117     0.67%        0.40%       34.58%
   Platinum Investor Survivor II                          34,488      12.22         421,438     0.63%        0.75%       34.11%
VALIC Company I - Money Market I Fund
   AG Legacy Plus                                         54,423      10.51         572,075     0.59%        0.75%       -0.15%
   Corporate America                                       5,236      10.89          57,007     0.20%        0.35%        0.25%
   Legacy Plus                                             1,003      11.07          11,107     0.60%        0.75%       -0.15%
   Platinum Investor I & II                            1,187,067      11.59      13,752,956     0.59%        0.75%       -0.15%
   Platinum Investor III                               1,157,750      10.43      12,072,544     0.64%        0.70%       -0.10%
   Platinum Investor PLUS                                 98,210      10.02         983,952     0.77%        0.70%       -0.10%
   Platinum Investor Survivor                            380,198      10.88       4,136,738     0.58%        0.40%        0.20%
   Platinum Investor Survivor II                         506,784      10.05       5,091,299     0.62%        0.75%       -0.15%
VALIC Company I - Nasdaq-100 Index Fund
   Platinum Investor I & II                              175,463       4.44         778,806     0.00%        0.75%       48.16%
   Platinum Investor III                                 458,384       4.36       1,998,388     0.00%        0.70%       48.24%
   Platinum Investor PLUS                                  5,849      12.50          73,115     0.00%        0.70%       48.24%
   Platinum Investor Survivor                             20,392       4.49          91,524     0.00%        0.40%       48.68%
   Platinum Investor Survivor II                             162       9.41           1,520     0.00%        0.75%       48.16%
VALIC Company I - Science & Technology Fund
   Platinum Investor I & II                               49,200       3.95         194,220     0.00%        0.75%       50.34%
   Platinum Investor III                                 164,694       3.91         644,460     0.00%        0.70%       50.42%
   Platinum Investor PLUS                                  2,392      12.13          29,006     0.00%        0.70%       50.42%
   Platinum Investor Survivor                             13,270       3.99          52,968     0.00%        0.40%       50.87%
   Platinum Investor Survivor II                             702       9.11           6,393     0.00%        0.75%       50.34%
VALIC Company I - Small Cap Index Fund
   Corporate America                                       4,923      11.46          56,403     0.54%        0.35%       45.95%
   Platinum Investor I & II                              132,279      11.31       1,496,516     0.51%        0.75%       45.37%
   Platinum Investor III                                 150,669      11.13       1,677,464     0.50%        0.70%       45.44%
   Platinum Investor PLUS                                  7,881      11.78          92,804     0.50%        0.70%       45.44%
   Platinum Investor Survivor                             26,367      11.44         301,623     0.51%        0.40%       45.88%
   Platinum Investor Survivor II                           1,939      12.67          24,572     0.55%        0.75%       45.37%
VALIC Company I - Stock Index Fund
   AG Legacy Plus                                         40,926       7.61         311,432     1.31% +      0.75%       27.24%
   Corporate America                                      14,966       7.59         113,624     1.35% +      0.35%       27.75%

                                     VL-R-64

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                              Investment
                                                                                                Income      Expense      Total
Divisions                                                Units     Unit Value    Net Assets    Ratio (a)   Ratio (b)   Return (c)
---------------------------------------------------------------------------------------------------------------------------------
2003 - Continued
VALIC Company I - Stock Index Fund - Continued
   Platinum Investor I & II                            1,600,529     $10.43     $16,687,793     1.31% +      0.75%        27.24%
   Platinum Investor III                               2,468,374       7.89      19,467,096     1.39% +      0.70%        27.31%
   Platinum Investor PLUS                                 42,167      10.81         455,713     1.42% +      0.70%        27.31%
   Platinum Investor Survivor                            685,168       7.59       5,198,479     1.33% +      0.40%        27.69%
   Platinum Investor Survivor II                         172,218      10.06       1,733,298     1.28% +      0.75%        27.24%
Van Kampen LIT Emerging Growth Portfolio - Class I
   AG Legacy Plus                                         13,282       4.47          59,393     0.00%        0.75%        26.39%
Van Kampen LIT Government Portfolio - Class I
   AG Legacy Plus                                         13,082      12.48         163,224     4.12%        0.75%         0.99%
Van Kampen LIT Growth and Income Portfolio - Class I
   Platinum Investor I & II                              178,503      10.51       1,876,564     0.86%        0.75%        27.07%
   Platinum Investor III                                 155,250      10.52       1,633,472     0.92%        0.70%        27.14%
   Platinum Investor PLUS                                  9,593      10.72         102,840     0.39%        0.70%        27.14%
   Platinum Investor Survivor                             15,154      10.57         160,247     1.05%        0.40%        27.52%
   Platinum Investor Survivor II                           4,494      10.51          47,245     0.19%        0.75%        27.07%
Vanguard VIF High Yield Bond Portfolio
   Platinum Investor I & II                               73,461      11.85         870,269     5.46%        0.75%        16.00%
   Platinum Investor III                                 203,425      11.93       2,427,400     4.89%        0.70%        16.05%
   Platinum Investor PLUS                                  9,286      11.47         106,560     3.50%        0.70%        16.05%
   Platinum Investor Survivor                             71,234      11.98         853,280     6.64%        0.40%        16.40%
   Platinum Investor Survivor II                           3,152      11.75          37,022     4.95%        0.75%        16.00%
Vanguard VIF REIT Index Portfolio
   Corporate America                                       3,843      17.00          65,316     4.03% +      0.35%        35.01%
   Platinum Investor I & II                               79,522      16.78       1,334,528     3.21% +      0.75%        34.47%
   Platinum Investor III                                 239,528      16.78       4,019,190     3.13% +      0.70%        34.54%
   Platinum Investor PLUS                                 14,257      12.62         179,968     3.25% +      0.70%        34.54%
   Platinum Investor Survivor                             21,216      16.97         360,003     3.42% +      0.40%        34.94%
   Platinum Investor Survivor II                           9,515      14.62         139,141     2.95% +      0.75%        34.47%

2002
AIM V.I. Capital Appreciation Fund - Series I
   The One VUL Solution                                       --       4.77              --     0.00%        0.75%       -24.92%
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus                                         22,776       5.10         116,132     0.77%        0.75%       -16.30%
   Corporate America                                       5,928       4.90          29,029     0.16%        0.35%       -15.97%
   Platinum Investor I & II                              368,831       7.06       2,602,616     0.60%        0.75%       -16.30%
   Platinum Investor III                                  77,922       5.92         461,268     0.76%        0.70%       -16.26%
   Platinum Investor PLUS                                    480       8.19           3,927     0.81%        0.70%         0.00%
   Platinum Investor Survivor                             50,094       4.90         245,264     0.63%        0.40%       -16.01%
   Platinum Investor Survivor II                           1,368       8.59          11,750     1.20%        0.75%         0.00%
   The One VUL Solution                                       --       4.65              --     1.13%        0.75%       -16.31%
AIM V.I. Premier Equity Fund - Series I
   Corporate America                                       6,136       4.75          29,131     0.07%        0.35%       -30.50%
   Legacy Plus                                                 1       5.27               3     0.00%        0.75%       -30.78%
   Platinum Investor I & II                              957,563       7.63       7,301,703     0.32%        0.75%       -30.78%
   Platinum Investor III                                 347,063       5.66       1,965,988     0.44%        0.70%       -30.75%
   Platinum Investor PLUS                                  1,706       8.22          14,024     0.81%        0.70%         0.00%

                                     VL-R-65

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                           Investment
                                                                                             Income      Expense       Total
Divisions                                               Units    Unit Value   Net Assets    Ratio (a)   Ratio (b)   Return (c)
------------------------------------------------------------------------------------------------------------------------------
2002 - Continued
AIM V.I. Premier Equity Fund - Series I - Continued
   Platinum Investor Survivor                          105,247     $ 4.75     $  499,599     0.34%        0.40%       -30.54%
   Platinum Investor Survivor II                         3,438       7.09         24,384     0.80%        0.75%         0.00%
American Century VP Value Fund - Class I
   AG Legacy Plus                                       32,212      11.59        373,282     0.85% +      0.75%       -13.27%
   Corporate America                                     5,131      10.56         54,184     0.56% +      0.35%       -12.93%
   Platinum Investor I & II                            180,166      10.47      1,886,100     0.79% +      0.75%       -13.27%
   Platinum Investor III                               221,601      10.40      2,303,966     0.59% +      0.70%       -13.23%
   Platinum Investor PLUS                                4,788       8.81         42,174     0.00%        0.70%         0.00%
   Platinum Investor Survivor                           12,625      10.55        133,175     0.91% +      0.40%       -12.97%
   Platinum Investor Survivor II                        42,508       9.22        391,994     0.01% +      0.75%         0.00%
Ayco Growth Fund
   Platinum Investor I & II                             29,066       6.62        192,386     0.35%        0.75%       -29.83%
   Platinum Investor III                                30,148       6.63        199,755     0.39%        0.70%       -29.80%
   Platinum Investor PLUS                                    1       8.10              7     0.00%        0.70%         0.00%
   Platinum Investor Survivor                          789,598       6.67      5,264,612     0.32%        0.40%       -29.58%
   Platinum Investor Survivor II                       222,735       7.03      1,566,422     0.72%        0.75%         0.00%
Credit Suisse Small Cap Growth Portfolio
   Platinum Investor I & II                             35,231       5.04        177,610     0.00%        0.75%       -34.19%
   Platinum Investor III                                51,587       4.93        254,477     0.00%        0.70%       -34.15%
   Platinum Investor PLUS                                  871       7.87          6,859     0.00%        0.70%         0.00%
   Platinum Investor Survivor                            3,366       5.08         17,097     0.00%        0.40%       -33.96%
   Platinum Investor Survivor II                           124       7.47            929     0.00%        0.75%         0.00%
Dreyfus IP MidCap Stock Portfolio - Initial shares
   Platinum Investor I & II                             63,006       8.18        515,639     0.34%        0.75%       -13.15%
   Platinum Investor III                               121,203       8.04        974,668     0.41%        0.70%       -13.10%
   Platinum Investor PLUS                                3,019       8.45         25,502     0.58%        0.70%         0.00%
   Platinum Investor Survivor                           20,439       8.25        168,544     0.34%        0.40%       -12.84%
   Platinum Investor Survivor II                         1,861       9.26         17,237     0.63%        0.75%         0.00%
Dreyfus VIF Developing Leaders
   Portfolio - Initial shares
   Corporate America                                    10,128       7.91         80,120     0.05%        0.35%       -19.41%
   Platinum Investor I & II                            426,312       9.63      4,107,348     0.05%        0.75%       -19.73%
   Platinum Investor III                               271,074       7.42      2,010,122     0.05%        0.70%       -19.69%
   Platinum Investor PLUS                                4,300       8.01         34,423     0.03%        0.70%         0.00%
   Platinum Investor Survivor                          161,430       7.91      1,276,781     0.07%        0.40%       -19.45%
   Platinum Investor Survivor II                        19,192       8.71        167,114     0.05%        0.75%         0.00%
Dreyfus VIF Quality Bond Portfolio - Initial shares
   Corporate America                                     7,235      12.40         89,712     4.91%        0.35%         7.39%
   Platinum Investor I & II                            434,524      12.47      5,420,598     4.83%        0.75%         6.96%
   Platinum Investor III                               153,439      11.80      1,811,076     5.31%        0.70%         7.01%
   Platinum Investor PLUS                                4,878      10.46         51,041     1.39%        0.70%         0.00%
   Platinum Investor Survivor                           19,599      12.40        242,975     5.20%        0.40%         7.33%
   Platinum Investor Survivor II                         3,457      10.52         36,349     4.29%        0.75%         0.00%
Fidelity VIP Asset Manager
   Portfolio - Service Class 2
   AG Legacy Plus                                        8,505       8.77         74,595     3.64%        0.75%        -9.71%
   Platinum Investor I & II                            174,156       8.35      1,453,875     0.54%        0.75%        -9.71%
   Platinum Investor III                                79,608       8.32        662,518     2.09%        0.70%        -9.66%

                                     VL-R-66

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                           Investment
                                                                                             Income      Expense       Total
Divisions                                               Units    Unit Value   Net Assets    Ratio (a)   Ratio (b)   Return (c)
------------------------------------------------------------------------------------------------------------------------------
2002 - Continued
Fidelity VIP Asset Manager Portfolio - Service
   Class 2 - Continued
   Platinum Investor PLUS                                1,718     $ 9.51     $   16,348     0.00%        0.70%         0.00%
   Platinum Investor Survivor                            8,463       8.41         71,189     2.40%        0.40%        -9.39%
   Platinum Investor Survivor II                         4,060       9.30         37,752     0.00%        0.75%         0.00%
Fidelity VIP Contrafund Portfolio - Service Class 2
   AG Legacy Plus                                       25,788       8.53        219,877     0.37%        0.75%       -10.28%
   Corporate America                                     4,783       7.54         36,062     0.48%        0.35%        -9.92%
   Platinum Investor I & II                            243,910       7.48      1,823,252     0.62%        0.75%       -10.28%
   Platinum Investor III                               301,956       7.37      2,225,469     0.41%        0.70%       -10.24%
   Platinum Investor PLUS                                4,180       8.82         36,867     0.00%        0.70%         0.00%
   Platinum Investor Survivor                          272,383       7.53      2,051,592     0.66%        0.40%        -9.97%
   Platinum Investor Survivor II                         4,002       9.31         37,252     0.00%        0.75%         0.00%
Fidelity VIP Equity-Income
   Portfolio - Service Class 2
   AG Legacy Plus                                       39,899       7.74        308,675     1.20% +      0.75%       -17.77%
   Corporate America                                    17,330       7.89        136,717     0.96% +      0.35%       -17.44%
   Platinum Investor I & II                            264,111       7.82      2,065,557     1.52% +      0.75%       -17.77%
   Platinum Investor III                               359,047       7.82      2,809,110     1.23% +      0.70%       -17.73%
   Platinum Investor PLUS                                6,741       8.42         56,792     0.00%        0.70%         0.00%
   Platinum Investor Survivor                          262,426       7.88      2,068,007     1.54% +      0.40%       -17.48%
   Platinum Investor Survivor II                        28,086       8.56        240,289     0.10%        0.75%         0.00%
Fidelity VIP Growth Portfolio - Service Class 2
   AG Legacy Plus                                       21,662       6.03        130,618     0.19%        0.75%       -30.82%
   Corporate America                                     4,366       5.09         22,219     0.10%        0.35%       -30.54%
   Platinum Investor I & II                            305,211       5.04      1,539,790     0.12%        0.75%       -30.82%
   Platinum Investor III                               528,324       4.99      2,638,612     0.10%        0.70%       -30.78%
   Platinum Investor PLUS                                6,371       8.04         51,207     0.00%        0.70%         0.00%
   Platinum Investor Survivor                          404,293       5.08      2,055,203     0.29%        0.40%       -30.57%
   Platinum Investor Survivor II                        30,554       7.15        218,579     0.00%        0.75%         0.00%
Franklin Templeton - Franklin Small
   Cap Fund - Class 2
   AG Legacy Plus                                       19,916       4.65         92,656     0.37%        0.75%       -29.22%
   The One VUL Solution                                     --       4.23             --     0.30%        0.75%       -29.22%
Franklin Templeton - Franklin U.S. Government
   Fund - Class 2
   Platinum Investor I & II                             19,378      10.93        211,781     0.20%        0.75%         0.00%
   Platinum Investor III                               765,913      10.93      8,374,946    22.84%        0.70%         0.00%
   Platinum Investor PLUS                                1,443      10.58         15,262     0.00%        0.70%         0.00%
   Platinum Investor Survivor                           25,055      10.97        274,784     0.00%        0.40%         0.00%
   Platinum Investor Survivor II                           372      10.93          4,064     0.00%        0.75%         0.00%
Franklin Templeton - Mutual Shares Securities
   Fund - Class 2
   Platinum Investor I & II                             12,404       8.76        108,650     1.85% +      0.75%         0.00%
   Platinum Investor III                               485,325       8.76      4,253,340     0.00%        0.70%         0.00%
   Platinum Investor PLUS                                2,794       8.62         24,079     0.00%        0.70%         0.00%
   Platinum Investor Survivor                            1,068       8.79          9,384     0.00%        0.40%         0.00%
   Platinum Investor Survivor II                         8,126       8.76         71,181     0.76% +      0.75%         0.00%
Franklin Templeton - Templeton Developing Markets
   Securities Fund - Class 2
   The One VUL Solution                                     --       6.18             --     2.91%        0.75%        -0.89%
Franklin Templeton - Templeton Foreign Securities
   Fund - Class 2
   AG Legacy Plus                                        6,595       6.43         42,380     2.31%        0.75%       -19.17%
   Platinum Investor I & II                              7,590       8.04         61,042     0.76%        0.75%         0.00%

                                     VL-R-67

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                           Investment
                                                                                             Income      Expense       Total
Divisions                                               Units    Unit Value   Net Assets    Ratio (a)   Ratio (b)   Return (c)
------------------------------------------------------------------------------------------------------------------------------
2002 - Continued
Franklin Templeton - Templeton Foreign Securities
   Fund - Class 2 - Continued
   Platinum Investor III                               517,539      $8.05     $4,164,199     0.01%        0.70%         0.00%
   Platinum Investor PLUS                                1,105       7.78          8,596     0.00%        0.70%         0.00%
   Platinum Investor Survivor                              595       8.07          4,799     0.00%        0.40%         0.00%
   Platinum Investor Survivor II                         9,504       8.04         76,434     1.64%        0.75%         0.00%
Janus Aspen Series International Growth
   Portfolio - Service Shares
   Corporate America                                     1,873       5.06          9,478     0.94%        0.35%       -26.02%
   Platinum Investor I & II                             77,304       5.02        387,785     0.72%        0.75%       -26.31%
   Platinum Investor III                               130,384       4.98        648,942     0.79%        0.70%       -26.28%
   Platinum Investor PLUS                                1,057       7.98          8,431     0.62%        0.70%         0.00%
   Platinum Investor Survivor                           25,566       5.05        129,225     0.79%        0.40%       -26.05%
   Platinum Investor Survivor II                        10,266       7.89         80,958     1.54%        0.75%         0.00%
Janus Aspen Series Mid Cap Growth
   Portfolio - Service Shares
   Corporate America                                     2,135       3.35          7,151     0.00%        0.35%       -28.37%
   Platinum Investor I & II                             50,819       3.32        168,710     0.00%        0.75%       -28.66%
   Platinum Investor III                               257,635       3.24        833,628     0.00%        0.70%       -28.62%
   Platinum Investor PLUS                                1,532       8.45         12,952     0.00%        0.70%         0.00%
   Platinum Investor Survivor                           14,436       3.35         48,291     0.00%        0.40%       -28.41%
Janus Aspen Series Worldwide Growth
   Portfolio - Service Shares
   Corporate America                                     8,060       5.14         41,468     0.79%        0.35%       -25.97%
   Platinum Investor I & II                            154,176       5.10        786,343     0.86%        0.75%       -26.26%
   Platinum Investor III                               206,199       5.05      1,041,675     0.76%        0.70%       -26.23%
   Platinum Investor PLUS                                1,138       8.07          9,184     0.70%        0.70%         0.00%
   Platinum Investor Survivor                           21,524       5.14        110,615     0.71%        0.40%       -26.00%
   Platinum Investor Survivor II                        14,644       7.73        113,257     0.83%        0.75%         0.00%
JPMorgan Small Company Portfolio
   Platinum Investor I & II                             14,260       6.70         95,522     0.21%        0.75%       -22.24%
   Platinum Investor III                                32,094       6.59        211,344     0.17%        0.70%       -22.20%
   Platinum Investor PLUS                                   83       8.20            678     0.00%        0.70%         0.00%
   Platinum Investor Survivor                            1,804       6.75         12,176     0.26%        0.40%       -21.96%
   Platinum Investor Survivor II                           116       8.61            998     0.00%        0.75%         0.00%
MFS VIT Capital Opportunities Series - Initial Class
   Corporate America                                     3,029       4.77         14,449     0.05%        0.35%       -29.94%
   Platinum Investor I & II                            138,353       4.73        654,212     0.04%        0.75%       -30.22%
   Platinum Investor III                               261,521       4.77      1,246,756     0.05%        0.70%       -30.18%
   Platinum Investor PLUS                                1,935       8.03         15,536     0.00%        0.70%         0.00%
   Platinum Investor Survivor                           38,315       4.76        182,558     0.06%        0.40%       -29.97%
   Platinum Investor Survivor II                         1,984       7.32         14,526     0.01%        0.75%         0.00%
MFS VIT Emerging Growth Series - Initial Class
   AG Legacy Plus                                        7,536       7.40         55,771     3.14%        0.75%       -32.52%
   Corporate America                                     1,471       3.39          4,984     0.00%        0.35%       -33.99%
   Platinum Investor I & II                            734,536       7.21      5,292,534     0.00%        0.75%       -34.26%
   Platinum Investor III                               407,316       3.81      1,552,389     0.00%        0.70%       -34.22%
   Platinum Investor PLUS                                1,418       8.03         11,383     0.00%        0.70%         0.00%
   Platinum Investor Survivor                          112,158       3.39        379,908     0.00%        0.40%       -34.02%
   Platinum Investor Survivor II                           978       6.91          6,758     0.00%        0.75%         0.00%
MFS VIT Investors Trust Series - Initial Class
   The One VUL Solution                                     --       6.78             --     0.75%        0.75%       -21.56%

                                     VL-R-68

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                     Investment
                                                               Unit                    Income      Expense      Total
Divisions                                           Units     Value    Net Assets     Ratio (a)   Ratio (b)   Return (c)
------------------------------------------------------------------------------------------------------------------------
2002 - Continued
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus                                     7,546   $ 5.58   $   42,092       0.00%       0.75%       -32.14%
   Corporate America                                  3,836     6.03       23,116       0.00%       0.35%       -31.87%
   Platinum Investor I & II                         109,936     5.97      656,847       0.00%       0.75%       -32.14%
   Platinum Investor III                            128,296     5.85      750,133       0.00%       0.70%       -32.11%
   Platinum Investor PLUS                             2,463     7.94       19,562       0.00%       0.70%         0.00%
   Platinum Investor Survivor                         6,447     6.02       38,816       0.00%       0.40%       -31.90%
   Platinum Investor Survivor II                     18,384     7.66      140,857       0.00%       0.75%         0.00%
MFS VIT Research Series - Initial Class
   Corporate America                                  2,002     5.31       10,636       0.19%       0.35%       -24.80%
   Platinum Investor I & II                          43,887     5.27      231,157       0.25%       0.75%       -25.10%
   Platinum Investor III                             95,980     5.24      503,077       0.25%       0.70%       -25.06%
   Platinum Investor PLUS                               444     8.28        3,676       0.00%       0.70%         0.00%
   Platinum Investor Survivor                         9,598     5.31       50,938       0.31%       0.40%       -24.84%
   Platinum Investor Survivor II                      2,335     7.73       18,040       0.64%       0.75%         0.00%
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus                                   136,071     4.88      664,385       1.55%+      0.75%        -8.30%
Neuberger Berman AMT Mid-Cap Growth Portfolio -
   Class I
   Platinum Investor I & II                          57,765     4.36      251,677       0.00%       0.75%       -29.87%
   Platinum Investor III                            171,461     4.28      733,802       0.00%       0.70%       -29.83%
   Platinum Investor PLUS                             1,371     7.98       10,937       0.00%       0.70%         0.00%
   Platinum Investor Survivor                       175,271     4.39      769,462       0.00%       0.40%       -29.62%
   Platinum Investor Survivor II                      2,862     7.33       20,977       0.00%       0.75%         0.00%
Neuberger Berman AMT Partners Portfolio -
   Class I
   AG Legacy Plus                                    11,767     7.16       84,258       0.73%       0.75%       -24.71%
One Group Investment Trust Equity Index
   Portfolio
   The One VUL Solution                                  --     6.19           --       0.00%       0.75%       -23.06%
One Group Investment Trust Large Cap Growth
   Portfolio
   The One VUL Solution                                  --     4.33           --       0.00%       0.75%       -29.01%
One Group Investment Trust Mid Cap Growth
   Portfolio
   The One VUL Solution                                  --     6.71           --       0.00%       0.75%       -20.73%
Oppenheimer High Income Fund/VA - Non-Service
   Shares
   AG Legacy Plus                                    11,744     9.40      110,445       9.93%       0.75%        -3.12%
   The One VUL Solution                                  --     8.41           --      20.28%       0.75%        -3.13%
PIMCO VIT Real Return Portfolio -
   Administrative Class
   AG Legacy Plus                                    32,681    11.99      391,822       4.15%+      0.75%        16.92%
   Corporate America                                  3,026    13.17       39,867       4.70%+      0.35%         0.00%
   Platinum Investor I & II                         190,024    13.06    2,481,720       5.95%+      0.75%        16.92%
   Platinum Investor III                            174,421    13.10    2,285,113       4.20%+      0.70%        16.98%
   Platinum Investor PLUS                             5,160    11.06       57,074       0.74%+      0.70%         0.00%
   Platinum Investor Survivor                        61,007    13.16      802,807       4.30%+      0.40%        17.33%
   Platinum Investor Survivor II                      5,707    11.22       64,033       4.48%+      0.75%         0.00%
PIMCO VIT Short-Term Portfolio - Administrative
   Class
   Corporate America                                  6,727    11.01       74,053       2.92%+      0.35%         2.66%
   Platinum Investor I & II                          80,480    10.91      878,341       2.93%+      0.75%         2.25%
   Platinum Investor III                             86,224    10.92      941,253       2.89%+      0.70%         2.30%
   Platinum Investor PLUS                               560    10.16        5,689       0.71%+      0.70%         0.00%
   Platinum Investor Survivor                        17,021    11.00      187,177       2.44%+      0.40%         2.61%
   Platinum Investor Survivor II                     34,758    10.26      356,732       3.78%+      0.75%         0.00%

                                     VL-R-69

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                     Investment
                                                               Unit                    Income      Expense      Total
Divisions                                           Units     Value    Net Assets     Ratio (a)   Ratio (b)   Return (c)
------------------------------------------------------------------------------------------------------------------------
2002 - Continued
PIMCO VIT Total Return Portfolio -
   Administrative Class
   AG Legacy Plus                                    25,099   $11.45   $  287,373       4.25%+      0.75%         8.27%
   Corporate America                                  4,850    12.10       58,703       4.47%+      0.35%         8.71%
   Platinum Investor I & II                         276,366    12.00    3,315,961       4.25%+      0.75%         8.27%
   Platinum Investor III                            301,969    12.05    3,639,057       4.27%+      0.70%         8.33%
   Platinum Investor PLUS                             4,990    10.50       52,417       1.45%+      0.70%         0.00%
   Platinum Investor Survivor                        51,588    12.09      623,682       3.98%+      0.40%         8.65%
   Platinum Investor Survivor II                     43,725    10.61      464,046       5.29%+      0.75%         0.00%
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus                                     7,901    10.62       83,918       8.29%       0.75%         5.11%
   Corporate America                                190,178    10.76    2,046,636       5.68%       0.35%         5.53%
   Platinum Investor I & II                         100,097    10.26    1,026,852       9.81%       0.75%         5.11%
   Platinum Investor III                             34,162    10.98      375,082       7.36%       0.70%         5.17%
   Platinum Investor PLUS                               246    10.18        2,502       0.00%       0.70%         0.00%
   Platinum Investor Survivor                         4,759    10.76       51,212       8.76%       0.40%         5.48%
Putnam VT Growth and Income Fund - Class IB
   Corporate America                                234,304     8.01    1,875,663       1.01%+      0.35%       -19.27%
   Platinum Investor I & II                         556,852     8.36    4,655,525       1.65%+      0.75%       -19.59%
   Platinum Investor III                            326,752     7.54    2,464,769       1.35%+      0.70%       -19.55%
   Platinum Investor PLUS                             3,645     8.44       30,768       0.00%       0.70%         0.00%
   Platinum Investor Survivor                        68,750     8.00      550,273       1.54%+      0.40%       -19.31%
   Platinum Investor Survivor II                      2,240     8.29       18,571       0.00%       0.75%         0.00%
Putnam VT International Growth and Income Fund
   - Class IB
   Platinum Investor I & II                         235,399     7.84    1,844,874       0.53%       0.75%       -14.41%
   Platinum Investor III                            135,756     6.93      940,907       0.51%       0.70%       -14.37%
   Platinum Investor PLUS                               682     8.15        5,553       0.00%       0.70%         0.00%
   Platinum Investor Survivor                       230,768     6.69    1,544,705       0.76%       0.40%       -14.11%
   Platinum Investor Survivor II                     12,013     8.86      106,432       0.53%       0.75%         0.00%
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus                                    24,600    10.65      261,902       0.23%+      0.75%       -18.88%
Putnam VT Vista Fund - Class IB
   AG Legacy Plus                                    14,678     3.58       52,485       0.00%       0.75%       -31.12%
   The One VUL Solution                                  --     3.97           --       0.00%       0.75%       -31.12%
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus                                    47,406     4.45      211,102       0.59%       0.75%       -27.08%
Safeco RST Core Equity Portfolio
   Platinum Investor I & II                         332,477     7.08    2,353,833       0.83%       0.75%       -26.46%
   Platinum Investor III                             48,012     6.17      296,218       1.53%       0.70%       -26.43%
   Platinum Investor PLUS                               291     8.45        2,455       1.58%       0.70%         0.00%
   Platinum Investor Survivor                        27,186     5.89      160,003       1.28%       0.40%       -26.20%
   Platinum Investor Survivor II                        145     7.46        1,081       2.53%       0.75%         0.00%
Safeco RST Growth Opportunities Portfolio
   Corporate America                                  3,445     6.23       21,447       0.00%       0.35%       -37.89%
   Platinum Investor I & II                         445,419     6.13    2,728,943       0.00%       0.75%       -38.14%
   Platinum Investor III                            105,618     6.55      691,469       0.00%       0.70%       -38.11%
   Platinum Investor PLUS                             1,743     7.07       12,330       0.00%       0.70%         0.00%
   Platinum Investor Survivor                        30,017     6.23      186,867       0.00%       0.40%       -37.92%
   Platinum Investor Survivor II                     12,647     7.34       92,822       0.00%       0.75%         0.00%

                                    VL-R - 70

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                     Investment
                                                               Unit                    Income      Expense      Total
Divisions                                           Units     Value    Net Assets     Ratio (a)   Ratio (b)   Return (c)
------------------------------------------------------------------------------------------------------------------------
2002 - Continued
Scudder International Portfolio
   The One VUL Solution                                  --   $ 5.42   $        --      0.87%       0.75%       -14.13%
Scudder Small Cap Value Portfolio
   The One VUL Solution                                  --    10.75            --      0.79%       0.75%       -12.01%
Scudder VIT EAFE Equity Index Fund - Class A
   Legacy Plus                                           --     6.27            --      0.00%       0.75%       -22.13%
Scudder VIT Equity 500 Index Fund - Class A
   Legacy Plus                                        1,610     7.27        11,703      0.15%       0.75%       -22.86%
SunAmerica - Aggressive Growth Portfolio -
   Class 1
   Platinum Investor I & II                             108     7.83           842      0.00%       0.75%         0.00%
   Platinum Investor III                              2,070     7.83        16,214      0.24%       0.70%         0.00%
   Platinum Investor PLUS                               124     8.32         1,030      0.00%       0.70%         0.00%
SunAmerica - SunAmerica Balanced Portfolio -
   Class 1
   Platinum Investor I & II                              16     8.85           143      0.00%       0.75%         0.00%
   Platinum Investor III                              8,391     8.85        74,301      2.13%       0.70%         0.00%
   Platinum Investor PLUS                             2,001     9.13        18,277      0.00%       0.70%         0.00%
UIF Equity Growth Portfolio - Class I
   Legacy Plus                                           --     7.69            --      0.00%       0.75%       -28.40%
   Platinum Investor I & II                         381,798     7.74     2,955,218      0.15%       0.75%       -28.40%
   Platinum Investor III                             49,604     5.19       257,495      0.22%       0.70%       -28.37%
   Platinum Investor PLUS                               133     8.27         1,099      0.36%       0.70%         0.00%
   Platinum Investor Survivor                        49,021     4.92       241,240      0.17%       0.40%       -28.15%
   Platinum Investor Survivor II                         99     7.31           726      0.00%       0.75%         0.00%
UIF High Yield Portfolio - Class I
   Platinum Investor I & II                         128,628     8.21     1,056,625      7.67%       0.75%        -7.96%
   Platinum Investor III                             13,440     8.51       114,370     10.10%       0.70%        -7.92%
   Platinum Investor PLUS                                 0     9.50             1      0.00%       0.70%         0.00%
   Platinum Investor Survivor                        23,236     7.93       184,358      8.91%       0.40%        -7.64%
   Platinum Investor Survivor II                      2,195     9.28        20,376     19.91%       0.75%         0.00%
VALIC Company I - International Equities Fund
   AG Legacy Plus                                    11,056     5.46        60,328      0.64%       0.75%       -19.40%
   Platinum Investor I & II                         133,568     7.00       935,013      0.36%       0.75%       -19.40%
   Platinum Investor III                             43,063     6.05       260,439      0.40%       0.70%       -19.36%
   Platinum Investor PLUS                                57     7.92           453      0.00%       0.70%         0.00%
   Platinum Investor Survivor                        13,500     5.33        71,906      0.42%       0.40%       -19.11%
   Platinum Investor Survivor II                        280     8.24         2,305      0.93%       0.75%         0.00%
VALIC Company I - Mid Cap Index Fund
   AG Legacy Plus                                    17,425     8.33       145,149      0.99%       0.75%       -15.54%
   Corporate America                                  7,522     8.98        67,512      0.64%       0.35%       -15.20%
   Platinum Investor I & II                         479,617    12.35     5,923,609      0.70%       0.75%       -15.54%
   Platinum Investor III                            229,906     8.10     1,863,384      0.72%       0.70%       -15.50%
   Platinum Investor PLUS                             2,609     8.34        21,775      0.27%       0.70%         0.00%
   Platinum Investor Survivor                        60,525     8.97       543,149      0.73%       0.40%       -15.24%
   Platinum Investor Survivor II                     19,511     9.11       177,774      0.87%       0.75%         0.00%
VALIC Company I - Money Market I Fund
   AG Legacy Plus                                    47,333    10.53       498,304      1.45%       0.75%         0.49%
   Corporate America                                 28,915    10.86       314,038      0.40%       0.35%         0.89%
   Legacy Plus                                          977    11.09        10,830      0.61%       0.75%         0.49%
   Platinum Investor I & II                       1,576,362    11.60    18,291,099      1.32%       0.75%         0.49%

                                     VL-R-71

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                              Investment
                                                                                                Income     Expenses      Total
Divisions                                                Units     Unit Value    Net Assets    Ratio (a)   Ratio (b)   Return (c)
---------------------------------------------------------------------------------------------------------------------------------
2002 - Continued
VALIC Company I - Money Market I Fund - Continued
   Platinum Investor III                               1,248,697     $10.44     $13,034,287      1.00%       0.70%         0.54%
   Platinum Investor PLUS                                 14,815      10.03         148,586      0.65%       0.70%         0.00%
   Platinum Investor Survivor                            411,443      10.86       4,467,881      1.33%       0.40%         0.84%
   Platinum Investor Survivor II                         514,618      10.06       5,177,910      1.05%       0.75%         0.49%
   The One VUL Solution                                       --      10.82              --      0.00%       0.75%         0.49%
VALIC Company I - Nasdaq-100 Index Fund
   Platinum Investor I & II                               88,041       3.00         263,750      0.00%       0.75%       -38.72%
   Platinum Investor III                                 337,089       2.94         991,382      0.00%       0.70%       -38.69%
   Platinum Investor PLUS                                    457       8.43           3,855      0.00%       0.70%         0.00%
   Platinum Investor Survivor                             10,382       3.02          31,341      0.00%       0.40%       -38.50%
VALIC Company I - Science & Technology Fund
   Platinum Investor I & II                               33,591       2.63          88,200      0.00%       0.75%       -40.66%
   Platinum Investor III                                 119,566       2.60         311,051      0.00%       0.70%       -40.63%
   Platinum Investor PLUS                                     48       8.06             387      0.00%       0.70%         0.00%
   Platinum Investor Survivor                              6,981       2.65          18,470      0.00%       0.40%       -40.45%
   Platinum Investor Survivor II                             506       6.06           3,062      0.00%       0.75%         0.00%
VALIC Company I - Small Cap Index Fund
   Corporate America                                       3,525       7.85          27,671      1.27%       0.35%       -21.10%
   Platinum Investor I & II                              101,961       7.78         793,503      1.37%       0.75%       -21.41%
   Platinum Investor III                                  89,617       7.65         686,001      0.98%       0.70%       -21.37%
   Platinum Investor PLUS                                  1,298       8.10          10,508      0.65%       0.70%         0.00%
   Platinum Investor Survivor                             20,366       7.84         159,702      1.03%       0.40%       -21.14%
   Platinum Investor Survivor II                           1,287       8.72          11,216      0.91%       0.75%         0.00%
VALIC Company I - Stock Index Fund
   AG Legacy Plus                                         52,528       5.98         314,131      1.85%       0.75%       -23.01%
   Corporate America                                      13,034       5.94          77,457      1.03%       0.35%       -22.70%
   Platinum Investor I & II                            1,712,769       8.19      14,034,484      1.18%       0.75%       -23.01%
   Platinum Investor III                               1,643,626       6.19      10,182,125      1.35%       0.70%       -22.98%
   Platinum Investor PLUS                                  1,898       8.49          16,117      0.56%       0.70%         0.00%
   Platinum Investor Survivor                            564,353       5.94       3,353,318      1.24%       0.40%       -22.74%
   Platinum Investor Survivor II                          80,956       7.91         640,336      2.27%       0.75%         0.00%
Van Kampen LIT Emerging Growth Portfolio - Class I
   AG Legacy Plus                                         20,181       3.54          71,398      0.31%       0.75%       -32.99%
   The One VUL Solution                                       --       3.49              --      0.40%       0.75%       -32.99%
Van Kampen LIT Government Portfolio - Class I
   AG Legacy Plus                                         11,024      12.36         136,202      2.14%       0.75%         8.80%
Van Kampen LIT Growth and Income Portfolio - Class I
   Platinum Investor I & II                              154,511       8.27       1,278,271      2.59%       0.75%         0.00%
   Platinum Investor III                                  77,747       8.28         643,529      1.74%       0.70%         0.00%
   Platinum Investor PLUS                                  1,758       8.43          14,822      0.00%       0.70%         0.00%
   Platinum Investor Survivor                             19,931       8.29         165,277      2.74%       0.40%         0.00%
   Platinum Investor Survivor II                             451       8.27           3,734      0.00%       0.75%         0.00%
Vanguard VIF High Yield Bond Portfolio
   Platinum Investor I & II                               45,524      10.21         464,933      4.37%       0.75%         0.78%
   Platinum Investor III                                 110,201      10.28       1,133,078      5.72%       0.70%         0.84%
   Platinum Investor PLUS                                  1,974       9.89          19,522      0.00%       0.70%         0.00%
   Platinum Investor Survivor                             58,997      10.29         607,114      8.53%       0.40%         1.14%
   Platinum Investor Survivor II                           1,345      10.13          13,622      0.00%       0.75%         0.00%

                                     VL-R-72

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                                 Investment
                                                                                                   Income     Expenses      Total
Divisions                                                    Units    Unit Value    Net Assets    Ratio (a)   Ratio (b)   Return (c)
------------------------------------------------------------------------------------------------------------------------------------
2002 - Continued
Vanguard VIF REIT Index Portfolio
   Corporate America                                          4,485     $12.59     $    56,465     2.61%+       0.35%         3.17%
   Platinum Investor I & II                                  70,827      12.48         883,918     1.54%+       0.75%         2.76%
   Platinum Investor III                                    157,740      12.47       1,967,344     3.53%+       0.70%         2.81%
   Platinum Investor PLUS                                     5,814       9.38          54,551     0.00%        0.70%         0.00%
   Platinum Investor Survivor                                18,253      12.57         229,533     3.64%+       0.40%         3.12%
   Platinum Investor Survivor II                              5,625      10.87          61,169     0.00%        0.75%         0.00%

2001
AIM V.I. Capital Appreciation Fund - Series I
   The One VUL Solution                                         766       6.36           4,870     0.00%        0.75%       -23.86%
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus                                            13,238       6.09          80,644     0.60%        0.75%       -24.11%
   Corporate America                                         36,330       5.83         211,710     0.42%        0.35%       -21.33%
   Platinum Investor I & II                                 356,170       8.43       3,002,893     0.30%        0.75%       -24.11%
   Platinum Investor III                                     43,539       7.07         307,788     0.62%        0.70%       -22.63%
   Platinum Investor Survivor                                52,572       5.83         306,461     0.34%        0.40%       -23.84%
   The One VUL Solution                                         174       5.56             966     0.41%        0.75%       -24.11%
AIM V.I. Premier Equity Fund - Series I
   Corporate America                                         47,372       6.83         323,619     0.17%        0.35%       -12.02%
   Legacy Plus                                               15,448       7.61         117,549     0.13%        0.75%        -3.49%
   Platinum Investor I & II                                 983,406      11.02      10,833,308     0.12%        0.75%       -13.22%
   Platinum Investor III                                    179,841       8.18       1,471,008     0.25%        0.70%       -12.13%
   Platinum Investor Survivor                               104,033       6.83         710,934     0.15%        0.40%       -12.91%
American Century VP Value Fund - Class I
   AG Legacy Plus                                            19,195      13.36         256,488     0.11%        0.75%        11.97%
   Corporate America                                          2,361      12.13          28,631     0.00%        0.35%         7.59%
   Platinum Investor I & II                                 111,235      12.07       1,342,709     0.04%        0.75%        12.85%
   Platinum Investor III                                     53,553      11.98         641,684     0.04%        0.70%        13.41%
   Platinum Investor Survivor                                 7,351      12.12          89,101     0.00%        0.40%        12.40%
Ayco Growth Fund
   Platinum Investor I & II                                  21,904       9.43         206,620     0.64%        0.75%        -2.99%
   Platinum Investor III                                     17,986       9.44         169,749     0.64%        0.70%        -0.51%
   Platinum Investor Survivor                               689,142       9.47       6,525,212     0.31%        0.40%       -14.80%
Credit Suisse Small Cap Growth Portfolio
   Platinum Investor I & II                                  27,893       7.66         213,657     0.00%        0.75%        -3.32%
   Platinum Investor III                                     26,246       7.49         196,626     0.00%        0.70%       -14.59%
   Platinum Investor Survivor                                 5,976       7.69          45,963     0.00%        0.40%       -16.35%
Dreyfus IP MidCap Stock Portfolio - Initial shares
   Platinum Investor I & II                                  40,853       9.42         384,960     0.31%        0.75%        -3.99%
   Platinum Investor III                                     47,522       9.25         439,789     0.30%        0.70%         2.31%
   Platinum Investor Survivor                                10,698       9.46         101,217     0.32%        0.40%        -3.65%
Dreyfus VIF Developing Leaders Portfolio - Initial shares
   Corporate America                                         39,148       9.82         384,247     0.45%        0.35%        -0.64%
   Platinum Investor I & II                                 503,048      12.00       6,037,816     0.43%        0.75%        -6.82%
   Platinum Investor III                                    131,447       9.23       1,213,678     0.49%        0.70%        -7.14%
   Platinum Investor Survivor                                58,732       9.82         576,659     0.51%        0.40%        -6.49%
Dreyfus VIF Quality Bond Portfolio - Initial shares
   Corporate America                                         22,578      11.55         260,682     5.11%        0.35%         4.85%

                                     VL-R-73

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                                Investment
                                                                                                  Income     Expenses      Total
Divisions                                                    Units    Unit Value   Net Assets    Ratio (a)   Ratio (b)   Return (c)
-----------------------------------------------------------------------------------------------------------------------------------
2001 - Continued
Dreyfus VIF Quality Bond Portfolio - Initial
   shares - Continued
   Platinum Investor I & II                                 660,282     $11.66     $7,700,907      6.17%       0.75%         5.89%
   Platinum Investor III                                     76,533      11.03        844,136      5.11%       0.70%         3.67%
   Platinum Investor Survivor                                21,483      11.55        248,130      4.94%       0.40%         6.26%
Fidelity VIP Asset Manager Portfolio - Service Class 2
   AG Legacy Plus                                             1,530       9.71         14,862      0.00%       0.75%         7.29%
   Platinum Investor I & II                                  12,000       9.25        110,946      0.00%       0.75%         2.78%
   Platinum Investor III                                     22,872       9.21        210,711      1.26%       0.70%        -4.25%
   Platinum Investor Survivor                                 3,038       9.28         28,207      0.41%       0.40%        -4.77%
Fidelity VIP Contrafund Portfolio - Service Class 2
   AG Legacy Plus                                             6,070       9.50         57,689      0.00%       0.75%         7.01%
   Corporate America                                          2,132       8.37         17,848      0.00%       0.35%        -4.15%
   Platinum Investor I & II                                  94,909       8.33        790,743      0.09%       0.75%       -10.27%
   Platinum Investor III                                     89,776       8.21        737,107      0.01%       0.70%        -8.21%
   Platinum Investor Survivor                               274,354       8.37      2,295,149      0.01%       0.40%       -12.82%
Fidelity VIP Equity-Income Portfolio - Service Class 2
   AG Legacy Plus                                            16,085       9.41        151,336      0.00%       0.75%        -2.82%
   Corporate America                                          6,677       9.56         63,802      0.00%       0.35%        -6.16%
   Platinum Investor I & II                                 181,214       9.51      1,723,532      0.03%       0.75%        -5.94%
   Platinum Investor III                                    153,352       9.51      1,458,364      0.08%       0.70%        -4.21%
   Platinum Investor Survivor                               260,014       9.55      2,483,113      0.03%       0.40%        -5.61%
Fidelity VIP Growth Portfolio - Service Class 2
   AG Legacy Plus                                             8,893       8.72         77,514      0.00%       0.75%        15.79%
   Corporate America                                          2,078       7.33         15,225      0.00%       0.35%       -10.33%
   Platinum Investor I & II                                 193,357       7.29      1,410,013      0.01%       0.75%       -18.48%
   Platinum Investor III                                    221,929       7.22      1,601,302      0.00%       0.70%       -14.92%
   Platinum Investor Survivor                                40,690       7.32        297,940      0.01%       0.40%       -18.20%
Franklin Templeton - Franklin Small Cap Fund - Class 2
   AG Legacy Plus                                             6,998       6.57         45,997      0.33%       0.75%       -15.89%
   The One VUL Solution                                         909       5.97          5,427      0.40%       0.75%       -15.89%
Franklin Templeton - Templeton Developing Markets
   Securities Fund - Class 2
   The One VUL Solution                                         335       6.24          2,088      1.14%       0.75%        -8.77%
Franklin Templeton - Templeton Foreign Securities
   Fund - Class 2
   AG Legacy Plus                                             1,036       7.95          8,238      5.44%       0.75%       -16.63%
Janus Aspen Series International Growth
   Portfolio - Service Shares
   Corporate America                                            835       6.84          5,714      0.69%       0.35%       -14.91%
   Platinum Investor I & II                                  63,776       6.81        434,164      1.01%       0.75%       -24.01%
   Platinum Investor III                                     66,264       6.75        447,356      0.79%       0.70%       -23.85%
   Platinum Investor Survivor                                24,722       6.84        168,986      1.20%       0.40%       -23.74%
Janus Aspen Series Mid Cap Growth Portfolio - Service
   Shares
   Corporate America                                          2,288       4.68         10,698      0.00%       0.35%       -19.52%
   Platinum Investor I & II                                  32,312       4.65        150,356      0.00%       0.75%       -40.04%
   Platinum Investor III                                    129,640       4.53        587,668      0.00%       0.70%       -35.87%
   Platinum Investor Survivor                                13,411       4.67         62,664      0.00%       0.40%       -39.83%
Janus Aspen Series Worldwide Growth Portfolio - Service
   Shares
   Corporate America                                          4,448       6.95         30,911      0.26%       0.35%       -14.84%
   Platinum Investor I & II                                  51,950       6.92        359,328      0.51%       0.75%       -23.20%
   Platinum Investor III                                     89,664       6.85        613,987      0.31%       0.70%       -22.64%
   Platinum Investor Survivor                                13,910       6.95         96,604      0.29%       0.40%       -22.93%

                                     VL-R-74

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                            Investment
                                                                                              Income      Expense       Total
Divisions                                               Units    Unit Value    Net Assets    Ratio (a)   Ratio (b)   Return (c)
-------------------------------------------------------------------------------------------------------------------------------
2001 - Continued
JPMorgan Small Company Portfolio
   Platinum Investor I & II                             12,062     $ 8.61     $   103,902      0.01%       0.75%        -8.72%
   Platinum Investor III                                 9,804       8.46          82,981      0.01%       0.70%        -8.11%
   Platinum Investor Survivor                            1,956       8.65          16,915      0.03%       0.40%        -8.40%
MFS VIT Capital Opportunities Series - Initial Class
   Corporate America                                     3,218       6.81          21,907      0.01%       0.35%        -6.96%
   Platinum Investor I & II                             90,744       6.78         614,880      0.01%       0.75%       -24.06%
   Platinum Investor III                               121,140       6.83         827,153      0.00%       0.70%       -22.19%
   Platinum Investor Survivor                           18,664       6.80         126,985      0.00%       0.40%       -23.79%
MFS VIT Emerging Growth Series - Initial Class
   AG Legacy Plus                                        4,501      10.97          49,365      1.78%       0.75%        -0.51%
   Corporate America                                     1,597       5.13           8,196      0.00%       0.35%       -14.85%
   Platinum Investor I & II                            718,589      10.96       7,875,453      0.00%       0.75%       -33.99%
   Platinum Investor III                               239,529       5.79       1,387,886      0.00%       0.70%       -28.03%
   Platinum Investor Survivor                          117,741       5.13         604,496      0.00%       0.40%       -33.75%
MFS VIT Investors Trust Series - Initial Class
   The One VUL Solution                                    593       8.64           5,122      0.61%       0.75%       -16.59%
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus                                        1,314       8.22          10,801      0.00%       0.75%         1.95%
   Corporate America                                     1,712       8.85          15,146      0.00%       0.35%        13.77%
   Platinum Investor I & II                             81,569       8.81         718,214      0.00%       0.75%        -5.74%
   Platinum Investor III                                47,211       8.61         406,590      0.00%       0.70%         0.95%
   Platinum Investor Survivor                            5,448       8.84          48,169      0.00%       0.40%        -5.41%
MFS VIT Research Series - Initial Class
   Corporate America                                       997       7.07           7,047      0.00%       0.35%       -12.40%
   Platinum Investor I & II                             46,683       7.03         328,283      0.01%       0.75%       -21.84%
   Platinum Investor III                                47,757       6.99         334,043      0.01%       0.70%       -24.62%
   Platinum Investor Survivor                           11,015       7.06          77,779      0.01%       0.40%       -21.57%
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus                                       67,578       5.32         359,828      0.00%       0.75%        -6.20%
Neuberger Berman AMT Mid-Cap Growth Portfolio -
   Class I
   Platinum Investor I & II                             40,478       6.21         251,465      0.00%       0.75%       -25.21%
   Platinum Investor III                                59,965       6.10         365,744      0.00%       0.70%       -26.67%
   Platinum Investor Survivor                            5,636       6.24          35,155      0.00%       0.40%       -24.95%
Neuberger Berman AMT Partners Portfolio - Class I
   AG Legacy Plus                                        5,132       9.51          48,812      0.00%       0.75%         3.17%
One Group Investment Trust Equity Index Portfolio
   The One VUL Solution                                  1,456       8.04          11,713      1.05%       0.75%       -13.00%
One Group Investment Trust Large Cap Growth
   Portfolio
   The One VUL Solution                                    421       6.10           2,566      0.00%       0.75%       -20.88%
One Group Investment Trust Mid Cap Growth Portfolio
   The One VUL Solution                                    319       8.46           2,700      0.00%       0.75%       -11.32%
Oppenheimer High Income Fund/VA - Non-Service Shares
   AG Legacy Plus                                        7,783       9.71          75,555      0.00%       0.75%         6.15%
   The One VUL Solution                                    296       8.68           2,567     11.72%       0.75%         1.20%
PIMCO VIT Real Return Portfolio - Administrative
   Class
   AG Legacy Plus                                       12,784      10.25         131,088      0.86%       0.75%        -2.03%
   Platinum Investor I & II                             87,766      11.17         980,348      6.95%       0.75%         8.83%
   Platinum Investor III                                53,040      11.20         594,024      3.55%       0.70%         5.56%

                                     VL-R-75

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                         Investment
                                                                                           Income      Expense       Total
Divisions                                            Units    Unit Value    Net Assets    Ratio (a)   Ratio (b)   Return (c)
----------------------------------------------------------------------------------------------------------------------------
2001 - Continued
PIMCO VIT Real Return Portfolio - Administrative
   Class - Continued
   Platinum Investor Survivor                        15,384     $11.22     $   172,540      8.44%       0.40%         6.84%
PIMCO VIT Short-Term Portfolio - Administrative
   Class
   Corporate America                                  5,271      10.72          56,523      3.04%       0.35%         4.35%
   Platinum Investor I & II                          27,482      10.67         293,345      5.19%       0.75%         5.98%
   Platinum Investor III                             57,361      10.67         612,107      2.63%       0.70%         5.62%
   Platinum Investor Survivor                         8,618      10.72          92,365      4.87%       0.40%         4.96%
PIMCO VIT Total Return Portfolio - Administrative
   Class
   AG Legacy Plus                                    10,974      10.57         116,044      0.84%       0.75%         0.45%
   Corporate America                                  2,554      11.13          28,440      2.87%       0.35%         6.13%
   Platinum Investor I & II                         131,290      11.08       1,454,930      2.82%       0.75%         7.58%
   Platinum Investor III                            126,029      11.12       1,402,056      3.72%       0.70%         7.45%
   Platinum Investor Survivor                        40,582      11.13         451,552      2.94%       0.40%         8.38%
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus                                     4,788      10.10          48,381      0.00%       0.75%         1.10%
   Corporate America                                 99,029      10.20       1,009,835      4.85%       0.35%         1.71%
   Platinum Investor I & II                         133,179       9.76       1,299,777      7.31%       0.75%         2.73%
   Platinum Investor III                             17,175      10.44         179,305      0.93%       0.70%        -0.90%
   Platinum Investor Survivor                         5,402      10.20          55,105      0.76%       0.40%         3.10%
Putnam VT Growth and Income Fund - Class IB
   Corporate America                                110,489       9.92       1,095,612      1.68%       0.35%        -5.20%
   Platinum Investor I & II                         541,025      10.40       5,625,378      2.61%       0.75%        -7.10%
   Platinum Investor III                            144,948       9.38       1,359,119      0.84%       0.70%        -5.78%
   Platinum Investor Survivor                        48,762       9.92         483,692      2.84%       0.40%        -6.77%
Putnam VT International Growth and Income Fund -
   Class IB
   Platinum Investor I & II                         212,113       9.16       1,942,305      5.80%       0.75%       -21.40%
   Platinum Investor III                             93,038       8.09         753,038      3.50%       0.70%       -19.27%
   Platinum Investor Survivor                        96,186       7.79         749,630      3.50%       0.40%       -21.13%
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus                                     8,198      13.12         107,603      0.11%       0.75%        12.25%
Putnam VT Vista Fund - Class IB
   AG Legacy Plus                                     9,574       5.19          49,700      3.48%       0.75%       -25.32%
   The One VUL Solution                                 474       5.76           2,733      9.45%       0.75%       -34.00%
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus                                    26,218       6.11         160,112      5.39%       0.75%       -22.99%
Safeco RST Core Equity Portfolio
   Platinum Investor I & II                         495,182       9.63       4,767,218      0.68%       0.75%       -10.07%
   Platinum Investor III                             22,815       8.39         191,314      1.43%       0.70%       -11.82%
   Platinum Investor Survivor                        19,841       7.98         158,237      1.08%       0.40%        -9.76%
Safeco RST Growth Opportunities Portfolio
   Corporate America                                 26,516      10.02         265,808      0.00%       0.35%        20.27%
   Platinum Investor I & II                         413,839       9.90       4,098,507      0.00%       0.75%        18.25%
   Platinum Investor III                             37,394      10.58         395,539      0.00%       0.70%        11.63%
   Platinum Investor Survivor                        34,864      10.03         349,608      0.00%       0.40%        18.66%
Scudder International Portfolio
   The One VUL Solution                                 401       6.31           2,530      0.78%       0.75%       -25.00%
Scudder Small Cap Value Portfolio
   The One VUL Solution                                 228      12.22           2,784      0.00%       0.75%        16.78%

                                     VL-R-76

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                       Investment
                                                                                         Income      Expense       Total
Divisions                                         Units     Unit Value    Net Assets    Ratio (a)   Ratio (b)   Return (c)
--------------------------------------------------------------------------------------------------------------------------
2001 - Continued
Scudder VIT EAFE Equity Index Fund - Class A
   Legacy Plus                                      5,923     $ 8.06     $    47,720      0.00%       0.75%       -25.25%
Scudder VIT Equity 500 Index Fund - Class A
   Legacy Plus                                     18,704       9.43         176,303      0.63%       0.75%       -12.84%
UIF Equity Growth Portfolio - Class I
   Legacy Plus                                      7,382      10.75          79,326      0.00%       0.75%       -15.75%
   Platinum Investor I & II                       438,623      10.81       4,741,984      0.00%       0.75%       -15.75%
   Platinum Investor III                           28,056       7.25         203,316      0.00%       0.70%       -16.43%
   Platinum Investor Survivor                      50,760       6.85         347,677      0.00%       0.40%       -15.45%
UIF High Yield Portfolio - Class I
   Platinum Investor I & II                       183,821       8.93       1,640,658     11.27%       0.75%        -5.19%
   Platinum Investor III                           11,481       9.24         106,103     22.46%       0.70%       -11.85%
   Platinum Investor Survivor                      25,702       8.59         220,794     11.50%       0.40%        -4.86%
VALIC Company I - International Equities Fund
   AG Legacy Plus                                   1,710       6.77          11,582      3.61%       0.75%        -8.95%
   Platinum Investor I & II                       152,030       8.68       1,320,380      1.71%       0.75%       -22.56%
   Platinum Investor III                           21,685       7.50         162,625      2.31%       0.70%       -21.61%
   Platinum Investor Survivor                      12,156       6.59          80,045      1.60%       0.40%       -22.29%
VALIC Company I - Mid Cap Index Fund
   AG Legacy Plus                                   4,237       9.86          41,782      0.78%       0.75%        -1.68%
   Corporate America                               45,379      10.58         480,286      0.61%       0.35%         4.52%
   Platinum Investor I & II                       457,875      14.62       6,695,315      0.74%       0.75%        -1.68%
   Platinum Investor III                          115,708       9.59       1,109,764      0.72%       0.70%         4.22%
   Platinum Investor Survivor                      41,967      10.59         444,325      0.75%       0.40%        -1.34%
VALIC Company I - Money Market I Fund
   AG Legacy Plus                                  57,185      10.48         599,077      1.89%       0.75%         2.91%
   Corporate America                                2,212      10.76          23,807      0.42%       0.35%         3.32%
   Legacy Plus                                      5,564      11.03          61,395      0.66%       0.75%         2.91%
   Platinum Investor I & II                     2,030,596      11.55      23,446,471      2.93%       0.75%         2.91%
   Platinum Investor III                        1,416,986      10.38      14,711,205      1.97%       0.70%         2.96%
   Platinum Investor Survivor                     461,849      10.77       4,973,259      2.62%       0.40%         3.27%
   Platinum Investor Survivor II                  925,288      10.01       9,264,381      0.00%       0.75%         0.00%
   The One VUL Solution                                --      10.77              --      0.07%       0.75%         2.91%
VALIC Company I - Nasdaq-100 Index Fund
   Platinum Investor I & II                        44,914       4.89         219,563      0.10%       0.75%       -32.99%
   Platinum Investor III                          207,478       4.80         995,213      0.02%       0.70%       -31.28%
   Platinum Investor Survivor                      84,435       4.91         414,455      0.00%       0.40%       -40.69%
VALIC Company I - Science & Technology Fund
   Platinum Investor I & II                        29,457       4.42         130,333      0.00%       0.75%       -41.62%
   Platinum Investor III                           58,814       4.38         257,697      0.00%       0.70%       -45.69%
   Platinum Investor Survivor                       3,006       4.44          13,356      0.00%       0.40%       -49.92%
VALIC Company I - Small Cap Index Fund
   Corporate America                                1,347       9.95          13,400      0.71%       0.35%         0.01%
   Platinum Investor I & II                        46,053       9.90         456,049      0.96%       0.75%         1.23%
   Platinum Investor III                           44,444       9.74         432,683      0.85%       0.70%        -1.61%
   Platinum Investor Survivor                      13,430       9.94         133,536      1.80%       0.40%         1.59%
VALIC Company I - Stock Index Fund
   AG Legacy Plus                                   9,606       7.77          74,618      0.99%       0.75%       -13.25%
   Corporate America                               59,072       7.69         454,174      0.76%       0.35%       -11.20%

                                     VL-R-77

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2004, 2003, 2002 and 2001, are as follows:

                                                                                              Investment
                                                                                                Income      Expense      Total
Divisions                                                Units     Unit Value   Net Assets     Ratio (a)   Ratio (b)   Return (c)
---------------------------------------------------------------------------------------------------------------------------------
2001 - Continued
VALIC Company I - Stock Index Fund - Continued
   Platinum Investor I & II                            1,590,799     $10.64     $16,931,644      0.96%       0.75%       -12.86%
   Platinum Investor III                                 266,322       8.04       2,141,961      0.73%       0.70%       -13.22%
   Platinum Investor Survivor                            426,976       7.69       3,283,914      1.04%       0.40%       -12.55%
Van Kampen LIT Emerging Growth Portfolio - Class I
   AG Legacy Plus                                         14,444       5.28          76,262      0.16%       0.75%       -32.01%
   The One VUL Solution                                    1,936       5.20          10,077      0.11%       0.75%       -32.01%
Van Kampen LIT Government Portfolio - Class I
   AG Legacy Plus                                          3,341      11.36          37,946      0.00%       0.75%        -0.61%
Van Kampen LIT Growth and Income Portfolio - Class I
   Platinum Investor I & II                               21,837      10.72         234,031      1.36%       0.70%         1.08%
   Platinum Investor III                                  15,021      11.38         170,935      2.00%       0.40%         0.68%
   Platinum Investor Survivor                            116,654      11.35       1,324,028      1.90%       0.75%         0.32%
Vanguard VIF High Yield Bond Portfolio
   Platinum Investor I & II                               25,137      10.13         254,726      0.05%       0.75%         2.55%
   Platinum Investor III                                  66,089      10.20         673,900      0.10%       0.70%        -2.38%
   Platinum Investor Survivor                              6,513      10.17          66,273      0.40%       0.40%        -2.99%
Vanguard VIF REIT Index Portfolio
   Corporate America                                       2,407      12.20          29,373      0.00%       0.35%         9.62%
   Platinum Investor I & II                               15,235      12.14         185,034      0.81%       0.75%        11.29%
   Platinum Investor III                                  28,648      12.13         347,535      0.08%       0.70%        14.22%
   Platinum Investor Survivor                              9,356      12.19         114,091      2.22%       0.40%        11.49%

(a) These amounts represent the dividends, excluding capital gain distributions from mutual funds, received by the Division from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that result in direct reduction in the unit value. The recognition of investment income by the Division is affected by the timing of the declaration of dividends by the underlying fund in which the Divisions invest.

(b) These amounts represent the annualized policy expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each year indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

(c) These amounts represent the total return for the years indicated, including changes in the value of the underlying Division, and reflect deductions for those expenses that result in a direct reduction to unit values. The total return does not include policy charges deducted directly from account values. For the years ended December 31, 2002 and 2001, no total return was calculated if the Division became an available investment option during the year. For the years ended December 31, 2004 and 2003, a total return was calculated using the initial unit value for the Division if the Division became an available investment option during the year and the underlying Fund was not available at the beginning of the year.

+ The investment income ratio has been restated due to a misclassification in prior years of short-term capital gains between dividends from mutual funds and capital gain distributions from mutual funds. See Note H for further disclosure.

**   Formerly Oppenheimer Multiple Strategies Fund/VA.

                                     VL-R-78

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note H - Restatement

During the preparation of these 2004 financial statements, the Company identified certain misclassifications of short-term capital gains within several Divisions. Specifically, for the years ended December 31, 2003 and 2002, the Company classified short-term capital gains as dividends from mutual funds. GAAP requires short-term capital gains to be classified as capital gain distributions from mutual funds. Accordingly, for the effected Divisions, the Company restated net investment income (loss) and capital gain distributions from mutual funds for the year ended December 31, 2003. The related investment income ratio was also restated for the years ended December 31, 2003 and 2002, to be comparative. The restated balances for net investment income (loss) and capital gain distribution from mutual funds have been identified in the Statement of Changes in Net Assets and the related investment income ratio amounts have been disclosed in Note G - Financial Highlights.

The adjustments described above had no impact on the Company's net assets or the increase (decrease) in net assets resulting from operations for any period. A summary of the adjustments made and their effect on the financial statements is presented below:

                                                                  For the Year Ended December 31, 2003
                                                          --------------------------------------------------
                                                              Net Investment      Capital Gain Distributions
                                                               Income (Loss)         from Mutual Funds
                                                          ---------------------   --------------------------
                                                          Originally                Originally
Divisions                                                   stated     Restated      stated      Restated
------------------------------------------------------------------------------------------------------------
Dreyfus VIF Quality Bond Portfolio - Initial shares        $399,831    $251,226      $ 17,341     $165,946
PIMCO VIT Real Return Portfolio - Administrative Class      254,395     133,974        52,887      173,308
PIMCO VIT Total Return Portfolio - Administrative Class     251,217     212,092        44,719       83,844
VALIC Company I - Stock Index Fund                          261,822     239,190       120,686      143,318
Vanguard VIF REIT Index Portfolio                           120,645     117,989       112,869      115,525

                                                                          Investment Income Ratio
                                                               ---------------------------------------------
                                                                For the Year Ended      For the Year Ended
                                                                 December 31, 2003       December 31, 2002
                                                               ---------------------   ---------------------
                                                               Originally              Originally
Divisions                                                        stated     Restated     stated     Restated
------------------------------------------------------------------------------------------------------------
American Century VP Value Fund - Class I
   AG Legacy Plus                                                 n/a          n/a        6.03%       0.85%
   Corporate America                                              n/a          n/a        3.98%       0.56%
   Platinum Investor I & II                                       n/a          n/a        5.62%       0.79%
   Platinum Investor III                                          n/a          n/a        4.19%       0.59%
   Platinum Investor Survivor                                     n/a          n/a        6.45%       0.91%
   Platinum Investor Survivor II                                  n/a          n/a        0.07%       0.01%
Dreyfus VIF Quality Bond Portfolio - Initial shares
   Corporate America                                             6.03%        4.08%        n/a         n/a
   Platinum Investor I & II                                      5.73%        3.97%        n/a         n/a
   Platinum Investor III                                         6.30%        4.04%        n/a         n/a
   Platinum Investor PLUS                                        6.92%        4.16%        n/a         n/a
   Platinum Investor Survivor                                    6.18%        4.08%        n/a         n/a
   Platinum Investor Survivor II                                 6.36%        4.05%        n/a         n/a
Fidelity VIP Equity-Income Portfolio - Service Class 2
   AG Legacy Plus                                                 n/a          n/a        1.30%       1.20%
   Corporate America                                              n/a          n/a        1.05%       0.96%
   Platinum Investor I & II                                       n/a          n/a        1.65%       1.52%
   Platinum Investor III                                          n/a          n/a        1.33%       1.23%
   Platinum Investor Survivor                                     n/a          n/a        1.67%       1.54%
Franklin Templeton - Mutual Shares Securities Fund - Class 2
   Platinum Investor I & II                                       n/a          n/a        2.37%       1.85%
   Platinum Investor Survivor II                                  n/a          n/a        0.97%       0.76%

                                     VL-R-79

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note H - Restatement - Continued

                                                                    Investment Income Ratio
                                                          ---------------------------------------------
                                                           For the Year Ended      For the Year Ended
                                                            December 31, 2003       December 31, 2002
                                                          ---------------------   ---------------------
                                                          Originally              Originally
Divisions                                                   stated     Restated     stated     Restated
-------------------------------------------------------------------------------------------------------
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus                                            n/a          n/a        0.00%       1.55%
PIMCO VIT Real Return Portfolio - Administrative Class
   AG Legacy Plus                                           4.06%        2.34%       4.35%       4.15%
   Corporate America                                        4.19%        2.87%       4.98%       1.70%
   Platinum Investor I & II                                 3.56%        2.41%       6.14%       5.95%
   Platinum Investor III                                    4.48%        2.55%       4.42%       4.20%
   Platinum Investor PLUS                                   4.60%        2.38%       0.91%       0.74%
   Platinum Investor Survivor                               4.08%        2.66%       4.53%       4.30%
   Platinum Investor Survivor II                            4.25%        2.32%       4.75%       4.48%
PIMCO VIT Short-Term Portfolio - Administrative Class
   Corporate America                                         n/a          n/a        3.01%       2.92%
   Platinum Investor I & II                                  n/a          n/a        3.04%       2.93%
   Platinum Investor III                                     n/a          n/a        2.98%       2.89%
   Platinum Investor PLUS                                    n/a          n/a        0.84%       0.71%
   Platinum Investor Survivor                                n/a          n/a        2.54%       2.44%
   Platinum Investor Survivor II                             n/a          n/a        3.93%       3.78%
PIMCO VIT Total Return Portfolio - Administrative Class
   AG Legacy Plus                                           3.11%        2.68%       5.62%       4.25%
   Corporate America                                        3.44%        3.00%       5.80%       4.47%
   Platinum Investor I & II                                 3.21%        2.85%       5.57%       4.25%
   Platinum Investor III                                    3.42%        2.98%       5.65%       4.27%
   Platinum Investor PLUS                                   3.30%        2.72%       3.01%       1.45%
   Platinum Investor Survivor                               3.18%        2.80%       5.08%       3.98%
   Platinum Investor Survivor II                            3.72%        3.31%       7.26%       5.29%
Putnam VT Growth and Income Fund - Class IB
   Corporate America                                         n/a          n/a        1.39%       1.01%
   Platinum Investor I & II                                  n/a          n/a        2.26%       1.65%
   Platinum Investor III                                     n/a          n/a        1.86%       1.35%
   Platinum Investor Survivor                                n/a          n/a        2.12%       1.54%
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus                                            n/a          n/a        1.33%       0.23%
VALIC Company I - Stock Index Fund
   AG Legacy Plus                                           1.36%        1.31%        n/a         n/a
   Corporate America                                        1.41%        1.35%        n/a         n/a
   Platinum Investor I & II                                 1.37%        1.31%        n/a         n/a
   Platinum Investor III                                    1.46%        1.39%        n/a         n/a
   Platinum Investor PLUS                                   1.52%        1.42%        n/a         n/a
   Platinum Investor Survivor                               1.39%        1.33%        n/a         n/a
   Platinum Investor Survivor II                            1.35%        1.28%        n/a         n/a
Vanguard VIF REIT Index Portfolio
   Corporate America                                        4.11%        4.03%       2.71%       2.61%
   Platinum Investor I & II                                 3.27%        3.21%       1.60%       1.54%
   Platinum Investor III                                    3.19%        3.13%       3.68%       3.53%
   Platinum Investor PLUS                                   3.31%        3.25%        n/a         n/a
   Platinum Investor Survivor                               3.49%        3.42%       3.78%       3.64%
   Platinum Investor Survivor II                            3.01%        2.95%        n/a         n/a

n/a  The investment income ratio did not change.

                                     VL-R-80

[LOGO](R) AIG AMERICAN GENERAL

                                              Variable Universal Life Insurance
                                                          Separate Account VL-R

                                                                           2005

                                                                 Interim Report

                                                             September 30, 2005
                                                            (Unaudited)

                                        American General Life Insurance Company
                         A member company of American International Group, Inc.

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF NET ASSETS
September 30, 2005
(Unaudited)

                                                                    Investment    Due from (to) American
                                                                  securities - at General Life Insurance
Divisions                                                           fair value           Company         Net Assets
---------                                                         --------------- ---------------------- -----------
AIM V.I. International Growth Fund - Series I....................   $ 7,007,388            $ (9)         $ 7,007,379
AIM V.I. Premier Equity Fund - Series I..........................    12,749,607             (10)          12,749,597
Alger American Leveraged AllCap Portfolio - Class O Shares.......       963,619               9              963,628
Alger American MidCap Growth Portfolio - Class O Shares..........     1,370,891               6            1,370,897
American Century VP Value Fund - Class I.........................    14,538,991              (5)          14,538,986
Credit Suisse Small Cap Growth Portfolio.........................     1,684,941              (3)           1,684,938
Dreyfus IP MidCap Stock Portfolio - Initial shares...............     4,898,467             (16)           4,898,451
Dreyfus VIF Developing Leaders Portfolio - Initial shares........    11,626,665             (10)          11,626,655
Dreyfus VIF Quality Bond Portfolio - Initial shares..............     7,976,116             (12)           7,976,104
Fidelity VIP Asset Manager Portfolio - Service Class 2...........     4,965,085             (14)           4,965,071
Fidelity VIP Contrafund Portfolio - Service Class 2..............    23,101,417              --           23,101,417
Fidelity VIP Equity-Income Portfolio - Service Class 2...........    16,256,223             (11)          16,256,212
Fidelity VIP Growth Portfolio - Service Class 2..................    11,669,007             (14)          11,668,993
Fidelity VIP Mid Cap Portfolio - Service Class 2.................     4,103,985             (10)           4,103,975
Franklin Templeton-Franklin Small Cap Value Securities Fund -
  Class 2........................................................     4,248,573               2            4,248,575
Franklin Templeton-Franklin Small-Mid Cap Growth Securities Fund
  - Class 2......................................................       134,472               3              134,475
Franklin Templeton-Franklin U.S. Government Fund - Class 2.......    13,251,061             (23)          13,251,038
Franklin Templeton-Mutual Shares Securities Fund - Class 2.......     9,200,206              (5)           9,200,201
Franklin Templeton-Templeton Foreign Securities Fund - Class 2...    10,836,666               3           10,836,669
Goldman Sachs Capital Growth Fund................................     8,243,919               7            8,243,926
Janus Aspen Series International Growth Portfolio - Service
  Shares.........................................................     4,254,199             (20)           4,254,179
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares.....     2,631,938              (7)           2,631,931
Janus Aspen Series Worldwide Growth Portfolio - Service Shares...     3,782,704              (4)           3,782,700
JPMorgan Mid Cap Value Portfolio.................................     4,241,515               4            4,241,519
JPMorgan Small Company Portfolio.................................     1,819,442              (7)           1,819,435
MFS VIT Capital Opportunities Series - Initial Class.............     4,113,952             (19)           4,113,933
MFS VIT Emerging Growth Series - Initial Class...................    12,077,464             (13)          12,077,451
MFS VIT New Discovery Series - Initial Class.....................     3,519,096               3            3,519,099
MFS VIT Research Series - Initial Class..........................     2,020,764             (28)           2,020,736
MFS VIT Total Return Series - Initial Class......................       857,199              --              857,199
Neuberger Berman AMT Mid - Cap Growth Portfolio-Class I..........     3,373,254              (4)           3,373,250
Neuberger Berman AMT Partners Portfolio - Class I................       122,916               2              122,918
Oppenheimer Balanced Fund/VA - Non-Service Shares................       860,279              (7)             860,272
Oppenheimer Global Securities Fund/VA - Non-Service Shares.......     2,121,944             (14)           2,121,930
Oppenheimer High Income Fund/VA - Non-Service Shares.............       111,619              (1)             111,618
PIMCO VIT Real Return Portfolio - Administrative Class...........    11,895,701              13           11,895,714
PIMCO VIT Short-Term Portfolio - Administrative Class............     4,807,266               5            4,807,271
PIMCO VIT Total Return Portfolio - Administrative Class..........    22,996,164               7           22,996,171
Pioneer Fund VCT Portfolio - Class I.............................     3,299,783               5            3,299,788
Pioneer Growth Opportunities VCT Portfolio - Class I.............     5,249,302              (8)           5,249,294
Putnam VT Diversified Income Fund - Class IB.....................     7,878,856              (1)           7,878,855
Putnam VT Growth and Income Fund - Class IB......................    18,065,636               7           18,065,643
Putnam VT International Growth and Income Fund - Class IB........     5,602,798               5            5,602,803
Putnam VT Small Cap Value Fund - Class IB........................       424,855              10              424,865
Putnam VT Vista Fund - Class IB..................................       131,976               3              131,979
Putnam VT Voyager Fund - Class IB................................       389,323               2              389,325
Safeco RST Core Equity Portfolio.................................            --              --                   --
Safeco RST Growth Opportunities Portfolio........................            --              --                   --
Scudder VIT Equity 500 Index Fund - Class A......................            --              --                   --
SunAmerica-Aggressive Growth Portfolio - Class 1.................       832,228               5              832,233
SunAmerica-SunAmerica Balanced Portfolio - Class 1...............       912,662              --              912,662
UIF Equity Growth Portfolio - Class I............................     3,884,918               1            3,884,919

                            See accompanying notes.

                                   VL-R - 1

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF NET ASSETS - CONTINUED
September 30, 2005
(Unaudited)

                                                  Investment    Due from (to) American
                                                securities - at General Life Insurance
Divisions                                         fair value           Company         Net Assets
---------                                       --------------- ---------------------- -----------
UIF High Yield Portfolio - Class I.............   $ 2,174,292            $ (3)         $ 2,174,289
VALIC Company I - International Equities Fund..     2,051,203             (17)           2,051,186
VALIC Company I - Mid Cap Index Fund...........    16,084,742              (5)          16,084,737
VALIC Company I - Money Market I Fund..........    29,671,988             (29)          29,671,959
VALIC Company I - Nasdaq-100 Index Fund........     3,929,372               1            3,929,373
VALIC Company I - Science & Technology Fund....     1,187,723              (9)           1,187,714
VALIC Company I - Small Cap Index Fund.........     5,283,568              (4)           5,283,564
VALIC Company I - Stock Index Fund.............    37,138,791              (6)          37,138,785
Van Kampen LIT Emerging Growth Portfolio -
  Class I......................................        56,283              (2)              56,281
Van Kampen LIT Government Portfolio - Class I..       169,372               6              169,378
Van Kampen LIT Growth and Income Portfolio -
  Class I......................................     9,870,386               2            9,870,388
Vanguard VIF High Yield Bond Portfolio.........     5,054,659              --            5,054,659
Vanguard VIF REIT Index Portfolio..............    11,537,034              (5)          11,537,029

                            See accompanying notes.

                                   VL-R - 2

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF OPERATIONS
For the Period Ended September 30, 2005
(Unaudited)

                             A           B          A+B=C          D              E             F           C+D+E+F
                                                                                            Net change
                                   Mortality and                                          in unrealized     Increase
                         Dividends  expense risk     Net                    Capital gain   appreciation  (decrease) in
                           from         and       investment  Net realized  distributions (depreciation)   net assets
                          mutual   administrative   income   gain (loss) on  from mutual        of       resulting from
Divisions                  funds      charges       (loss)    investments       funds      investments     operations
---------                --------- -------------- ---------- -------------- ------------- -------------- --------------
AIM V.I. International
  Growth Fund - Series I $     --    $ (35,193)    $(35,193)   $  619,793    $       --    $    70,562     $  655,162
AIM V.I. Premier Equity
  Fund - Series I.......       --      (67,087)     (67,087)     (459,560)           --        807,277        280,630
Alger American
  Leveraged AllCap
  Portfolio - Class O
  Shares................       --       (3,540)      (3,540)        5,659            --         64,459         66,578
Alger American MidCap
  Growth Portfolio -
  Class O Shares........       --       (5,973)      (5,973)       12,169        43,700         53,885        103,781
American Century VP
  Value Fund - Class I..  118,352      (73,246)      45,106       787,161     1,369,370     (2,144,795)        56,842
Credit Suisse Small Cap
  Growth Portfolio......       --       (8,827)      (8,827)      163,158            --       (175,965)       (21,634)
Dreyfus IP MidCap Stock
  Portfolio - Initial
  shares................    1,320      (23,053)     (21,733)       89,997        17,580        217,004        302,848
Dreyfus VIF Developing
  Leaders Portfolio -
  Initial shares........       --      (59,934)     (59,934)      235,534            --        170,584        346,184
Dreyfus VIF Quality
  Bond Portfolio -
  Initial shares........  207,297      (43,611)     163,686          (316)           --        (49,196)       114,174
Fidelity VIP Asset
  Manager Portfolio -
  Service Class 2.......  120,773      (26,049)      94,724        41,579         1,654        (99,964)        37,993
Fidelity VIP Contrafund
  Portfolio - Service
  Class 2...............   24,549     (105,220)     (80,671)    1,179,897         3,507      1,298,856      2,401,589
Fidelity VIP
  Equity-Income
  Portfolio - Service
  Class 2...............  233,729      (81,486)     152,243       530,277       577,829       (989,601)       270,748
Fidelity VIP Growth
  Portfolio - Service
  Class 2...............   31,220      (58,625)     (27,405)       77,992            --        113,447        164,034
Fidelity VIP Mid Cap
  Portfolio - Service
  Class 2...............       --      (13,907)     (13,907)      168,359        22,730        277,915        455,097
Franklin Templeton -
  Franklin Small Cap
  Value Securities Fund
  - Class 2.............   29,927      (15,429)      14,498       147,849        24,208        102,050        288,605
Franklin Templeton -
  Franklin Small-Mid
  Cap Growth Securities
  Fund - Class 2........       --         (700)        (700)        4,158            --         (4,236)          (778)
Franklin Templeton -
  Franklin U.S.
  Government Fund -
  Class 2...............  592,463      (72,297)     520,166      (132,558)           --       (229,915)       157,693
Franklin Templeton -
  Mutual Shares
  Securities Fund -
  Class 2...............   78,427      (45,128)      33,299       164,981        29,378        349,860        577,518
Franklin Templeton -
  Templeton Foreign
  Securities Fund -
  Class 2...............  122,922      (55,205)      67,717       925,942            --       (290,413)       703,246
Goldman Sachs Capital
  Growth Fund...........       --      (29,781)     (29,781)       29,893            --        (65,465)       (65,353)
Janus Aspen Series
  International Growth
  Portfolio - Service
  Shares................   25,572      (18,576)       6,996       166,455            --        563,990        737,441
Janus Aspen Series Mid
  Cap Growth Portfolio
  - Service Shares......       --      (13,349)     (13,349)      129,150            --         69,338        185,139
Janus Aspen Series
  Worldwide Growth
  Portfolio - Service
  Shares................   27,341      (19,279)       8,062        39,013            --          5,185         52,260
JPMorgan Mid Cap Value
  Portfolio.............    6,597      (17,544)     (10,947)       97,142        48,776        162,013        296,984
JPMorgan Small Company
  Portfolio.............       --       (9,172)      (9,172)      167,362       224,360       (349,184)        33,366
MFS VIT Capital
  Opportunities Series
  - Initial Class.......   30,726      (21,213)       9,513        39,820            --        (85,855)       (36,522)
MFS VIT Emerging Growth
  Series - Initial Class       --      (63,073)     (63,073)     (171,446)           --        589,760        355,241
MFS VIT New Discovery
  Series - Initial Class       --      (17,523)     (17,523)       34,929            --         17,502         34,908
MFS VIT Research Series
  - Initial Class.......    8,749       (9,667)        (918)       18,888            --         71,846         89,816
MFS VIT Total Return
  Series - Initial Class   18,335       (5,006)      13,329        11,193        35,945        (46,471)        13,996
Neuberger Berman AMT
  Mid-Cap Growth
  Portfolio - Class I...       --      (15,334)     (15,334)       39,098            --        263,941        287,705
Neuberger Berman AMT
  Partners Portfolio -
  Class I...............       --         (623)        (623)       12,766            --          2,374         14,517
Oppenheimer Balanced
  Fund/VA - Non-Service
  Shares................   11,824       (4,118)       7,706        13,455        24,155        (10,041)        35,275
Oppenheimer Global
  Securities Fund/ VA -
  Non-Service Shares....   14,878       (8,341)       6,537        24,573            --        148,301        179,411
Oppenheimer High Income
  Fund/VA - Non-Service
  Shares................    6,238         (601)       5,637           (62)           --         (4,587)           988
PIMCO VIT Real Return
  Portfolio -
  Administrative Class..  224,532      (61,870)     162,662       348,817            --       (274,432)       237,047
PIMCO VIT Short-Term
  Portfolio -
  Administrative Class..   94,422      (25,311)      69,111          (977)           --         (8,412)        59,722
PIMCO VIT Total Return
  Portfolio -
  Administrative Class..  499,133     (106,631)     392,502       171,615            --       (195,704)       368,413
Pioneer Fund VCT
  Portfolio - Class I...   31,411      (17,215)      14,196         4,259            --         77,654         96,109
Pioneer Growth
  Opportunities VCT
  Portfolio - Class I...       --      (28,095)     (28,095)       17,092            --        247,754        236,751
Putnam VT Diversified
  Income Fund - Class IB  558,591      (26,353)     532,238         7,953            --       (368,950)       171,241

                            See accompanying notes.

                                   VL-R - 3

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF OPERATIONS - CONTINUED
For the Period Ended September 30, 2005
(Unaudited)

                                          A           B          A+B=C         D             E             F           C+D+E+F
                                                                                                       Net change     Increase
                                                Mortality and                                        in unrealized  (decrease) in
                                      Dividends  expense risk     Net     Net realized Capital gain   appreciation   net assets
                                        from         and       investment gain (loss)  distributions (depreciation)   resulting
                                       mutual   administrative   income        on       from mutual        of           from
Divisions                               funds      charges       (loss)   investments      funds      investments    operations
---------                             --------- -------------- ---------- ------------ ------------- -------------- -------------
Putnam VT Growth and Income Fund -
  Class IB........................... $279,744    $ (78,301)    $201,443    $ 30,610     $     --      $ 211,680     $  443,733
Putnam VT International Growth and
  Income Fund - Class IB.............   54,863      (29,149)      25,714     689,450           --       (276,014)       439,150
Putnam VT Small Cap Value Fund -
  Class IB...........................      857       (2,410)      (1,553)     36,076       27,814        (41,778)        20,559
Putnam VT Vista Fund - Class IB......       --         (607)        (607)        778           --          9,542          9,713
Putnam VT Voyager Fund - Class IB....    2,164       (2,033)         131      (1,916)          --         11,587          9,802
Safeco RST Core Equity Portfolio.....       --           --           --          --           --             --             --
Safeco RST Growth Opportunities
  Portfolio..........................       --           --           --          --           --             --             --
Scudder VIT Equity 500 Index Fund -
  Class A............................      276         (101)         175       1,229           --         (1,251)           153
SunAmerica - Aggressive Growth
  Portfolio - Class 1................       --       (3,413)      (3,413)      9,844           --         42,616         49,047
SunAmerica - SunAmerica Balanced
  Portfolio - Class 1................       --       (4,308)      (4,308)      8,736           --            263          4,691
UIF Equity Growth Portfolio - Class
  I..................................   18,595      (19,666)      (1,071)    (79,099)          --        322,917        242,747
UIF High Yield Portfolio - Class I...  167,011       (9,838)     157,173       1,322           --       (166,761)        (8,266)
VALIC Company I - International
  Equities Fund......................   30,332      (10,416)      19,916      66,125           --         93,499        179,540
VALIC Company I - Mid Cap Index
  Fund...............................  112,642      (80,394)      32,248     497,749           --        659,411      1,189,408
VALIC Company I - Money Market I
  Fund...............................  580,729     (166,520)     414,209          --           --             --        414,209
VALIC Company I - Nasdaq-100 Index
  Fund...............................    4,024      (19,473)     (15,449)     81,462           --       (132,583)       (66,570)
VALIC Company I - Science &
  Technology Fund....................       --       (5,693)      (5,693)      8,997           --          3,666          6,970
VALIC Company I - Small Cap Index
  Fund...............................   35,402      (25,589)       9,813     176,955           --        (36,837)       149,931
VALIC Company I - Stock Index
  Fund...............................  419,450     (195,779)     223,671     490,987           --         (8,518)       706,140
Van Kampen LIT Emerging Growth
  Portfolio - Class I................      145         (304)        (159)       (427)          --          3,261          2,675
Van Kampen LIT Government Portfolio -
  Class I............................    6,930         (959)       5,971      (1,123)          --           (989)         3,859
Van Kampen LIT Growth and Income
  Portfolio - Class I................   90,556      (44,362)      46,194     483,939      198,372        (30,025)       698,480
Vanguard VIF High Yield Bond
  Portfolio..........................  382,401      (26,479)     355,922     182,883           --       (503,521)        35,284
Vanguard VIF REIT Index Portfolio....  281,842      (53,653)     228,189     886,928      621,997       (795,424)       941,690

                            See accompanying notes.

                                   VL-R - 4

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS
(Unaudited)

                                                                         Divisions
                                              --------------------------------------------------------------
                                                                           Alger American    Alger American
                                                AIM V.I.      AIM V.I.        Leveraged          MidCap
                                              International    Premier         AllCap            Growth
                                              Growth Fund - Equity Fund - Portfolio - Class Portfolio - Class
                                                Series I      Series I        O Shares          O Shares
                                              ------------- ------------- ----------------- -----------------
For the Period Ended September 30, 2005
OPERATIONS:
   Net investment income (loss)..............  $   (35,193)  $   (67,087)     $ (3,540)        $   (5,973)
   Net realized gain (loss) on investments...      619,793      (459,560)        5,659             12,169
   Capital gain distributions from mutual
     funds...................................           --            --            --             43,700
   Net change in unrealized appreciation
     (depreciation) of investments...........       70,562       807,277        64,459             53,885
                                               -----------   -----------      --------         ----------
Increase (decrease) in net assets resulting
  from operations............................      655,162       280,630        66,578            103,781
                                               -----------   -----------      --------         ----------
PRINCIPAL TRANSACTIONS:
   Net premiums..............................      867,344     1,687,756       196,693            287,662
   Net transfers from (to) other Divisions
     or fixed rate option....................   (1,094,935)     (623,219)      237,264            125,889
   Internal rollovers........................          374         3,625           238                378
   Cost of insurance and other charges.......     (487,502)   (1,135,865)      (70,262)          (125,920)
   Administrative charges....................      (34,488)      (66,379)       (8,774)           (14,228)
   Policy loans..............................     (115,266)      (43,757)       (1,446)             2,271
   Death Benefits............................     (111,052)      (40,165)           --                 --
   Withdrawals...............................     (235,411)     (465,284)       (1,999)            (2,171)
                                               -----------   -----------      --------         ----------
Increase (decrease) in net assets resulting
  from principal transactions................   (1,210,936)     (683,288)      351,714            273,881
                                               -----------   -----------      --------         ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS......     (555,774)     (402,658)      418,292            377,662
NET ASSETS:
   Beginning of year.........................    7,563,153    13,152,255       545,336            993,235
                                               -----------   -----------      --------         ----------
   End of period.............................  $ 7,007,379   $12,749,597      $963,628         $1,370,897
                                               ===========   ===========      ========         ==========
For the Year Ended December 31, 2004
OPERATIONS:
   Net investment income (loss)..............  $     5,137   $   (27,899)     $ (2,723)        $   (4,502)
   Net realized gain (loss) on investments...     (110,702)     (858,843)          945              6,725
   Capital gain distributions from mutual
     funds...................................           --            --            --                 --
   Net change in unrealized appreciation
     (depreciation) of investments...........    1,457,449     1,519,897        38,443            100,002
                                               -----------   -----------      --------         ----------
Increase (decrease) in net assets resulting
  from operations............................    1,351,884       633,155        36,665            102,225
                                               -----------   -----------      --------         ----------
PRINCIPAL TRANSACTIONS:
   Net premiums..............................    1,107,075     2,566,159       144,802            252,027
   Net transfers from (to) other Divisions
     or fixed rate option....................    1,625,322       434,945       199,138            448,338
   Internal rollovers........................           --            --            --                 --
   Cost of insurance and other charges.......     (571,652)   (1,650,680)      (62,421)          (103,751)
   Administrative charges....................      (43,784)     (100,743)       (5,136)           (11,775)
   Policy loans..............................     (130,660)     (102,066)           (4)             7,362
   Death Benefits............................       (4,607)      (45,907)           --                 --
   Withdrawals...............................     (165,629)     (547,297)       (2,151)            (3,827)
                                               -----------   -----------      --------         ----------
Increase (decrease) in net assets resulting
  from principal transactions................    1,816,065       554,411       274,228            588,374
                                               -----------   -----------      --------         ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS......    3,167,949     1,187,566       310,893            690,599
NET ASSETS:
   Beginning of year.........................    4,395,204    11,964,689       234,443            302,636
                                               -----------   -----------      --------         ----------
   End of year...............................  $ 7,563,153   $13,152,255      $545,336         $  993,235
                                               ===========   ===========      ========         ==========

                            See accompanying notes.

                                   VL-R - 5

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(Unaudited)

                                                                     Divisions
                                              ------------------------------------------------------
                                                                          Dreyfus IP    Dreyfus VIF
                                                American      Credit        MidCap       Developing
                                               Century VP  Suisse Small     Stock         Leaders
                                              Value Fund -  Cap Growth   Portfolio -    Portfolio -
                                                Class I     Portfolio   Initial shares Initial shares
                                              ------------ ------------ -------------- --------------
For the Period Ended September 30, 2005
OPERATIONS:
   Net investment income (loss).............. $    45,106   $   (8,827)   $  (21,733)   $   (59,934)
   Net realized gain (loss) on investments...     787,161      163,158        89,997        235,534
   Capital gain distributions from mutual
     funds...................................   1,369,370           --        17,580             --
   Net change in unrealized appreciation
     (depreciation) of investments...........  (2,144,795)    (175,965)      217,004        170,584
                                              -----------   ----------    ----------    -----------
Increase (decrease) in net assets resulting
  from operations............................      56,842      (21,634)      302,848        346,184
                                              -----------   ----------    ----------    -----------
PRINCIPAL TRANSACTIONS:
   Net premiums..............................   1,817,366      314,887       767,763      1,665,775
   Net transfers from (to) other Divisions
     or fixed rate option....................    (227,995)    (272,864)      522,760       (873,890)
   Internal rollovers........................       1,431          729           420          6,331
   Cost of insurance and other charges.......  (1,024,205)    (155,447)     (403,478)      (939,206)
   Administrative charges....................     (87,279)     (14,684)      (36,065)       (71,948)
   Policy loans..............................     (31,867)      (3,346)      (29,164)       (57,939)
   Death Benefits............................      (5,103)      (1,085)       (1,389)       (65,697)
   Withdrawals...............................    (434,857)     (55,411)      (72,014)      (303,060)
                                              -----------   ----------    ----------    -----------
Increase (decrease) in net assets resulting
  from principal transactions................       7,491     (187,221)      748,833       (639,634)
                                              -----------   ----------    ----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS......      64,333     (208,855)    1,051,681       (293,450)
NET ASSETS:
   Beginning of year.........................  14,474,653    1,893,793     3,846,770     11,920,105
                                              -----------   ----------    ----------    -----------
   End of period............................. $14,538,986   $1,684,938    $4,898,451    $11,626,655
                                              ===========   ==========    ==========    ===========
For the Year Ended December 31, 2004
OPERATIONS:
   Net investment income (loss).............. $    23,582   $  (11,815)   $   (8,993)   $   (54,127)
   Net realized gain (loss) on investments...     135,589       46,497       113,020         53,386
   Capital gain distributions from mutual
     funds...................................      82,411           --        88,761             --
   Net change in unrealized appreciation
     (depreciation) of investments...........   1,361,242      117,955       252,274      1,125,190
                                              -----------   ----------    ----------    -----------
Increase (decrease) in net assets resulting
  from operations............................   1,602,824      152,637       445,062      1,124,449
                                              -----------   ----------    ----------    -----------
PRINCIPAL TRANSACTIONS:
   Net premiums..............................   2,598,492      393,255       839,910      2,465,860
   Net transfers from (to) other Divisions
     or fixed rate option....................   2,418,145      311,653       272,504        203,359
   Internal rollovers........................          --           --            --            262
   Cost of insurance and other charges.......  (1,278,885)    (181,319)     (465,356)    (1,335,731)
   Administrative charges....................    (122,898)     (17,417)      (40,252)      (105,890)
   Policy loans..............................    (126,507)     (18,832)      (10,493)      (194,241)
   Death Benefits............................      (2,432)        (485)         (540)          (579)
   Withdrawals...............................    (243,859)     (15,113)      (53,704)      (388,420)
                                              -----------   ----------    ----------    -----------
Increase (decrease) in net assets resulting
  from principal transactions................   3,242,056      471,742       542,069        644,620
                                              -----------   ----------    ----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS......   4,844,880      624,379       987,131      1,769,069
NET ASSETS:
   Beginning of year.........................   9,629,773    1,269,414     2,859,639     10,151,036
                                              -----------   ----------    ----------    -----------
   End of year............................... $14,474,653   $1,893,793    $3,846,770    $11,920,105
                                              ===========   ==========    ==========    ===========

                            See accompanying notes.

                                   VL-R - 6

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(Unaudited)

                                                                    Divisions
                                   ---------------------------------------------------------------------------
                                       Dreyfus VIF      Fidelity VIP      Fidelity VIP
                                      Quality Bond      Asset Manager      Contrafund      Fidelity VIP Equity-
                                   Portfolio - Initial   Portfolio -   Portfolio - Service  Income Portfolio -
                                         shares        Service Class 2       Class 2         Service Class 2
                                   ------------------- --------------- ------------------- --------------------
For the Period Ended
  September 30, 2005
OPERATIONS:
   Net investment income (loss)...     $  163,686        $   94,724        $   (80,671)        $   152,243
   Net realized gain (loss) on
     investments..................           (316)           41,579          1,179,897             530,277
   Capital gain distributions
     from mutual funds............             --             1,654              3,507             577,829
   Net change in unrealized
     appreciation (depreciation)
     of investments...............        (49,196)          (99,964)         1,298,856            (989,601)
                                       ----------        ----------        -----------         -----------
Increase (decrease) in net assets
  resulting from operations.......        114,174            37,993          2,401,589             270,748
                                       ----------        ----------        -----------         -----------
PRINCIPAL TRANSACTIONS:
   Net premiums...................      1,022,037           703,012          3,364,229           2,560,655
   Net transfers from (to) other
     Divisions or fixed rate
     option.......................        (99,870)          (66,562)         2,454,528          (2,027,328)
   Internal rollovers.............          1,222            13,267             23,736              12,958
   Cost of insurance and other
     charges......................       (650,875)         (402,422)        (1,294,115)         (1,227,289)
   Administrative charges.........        (48,198)          (34,967)          (159,904)           (123,895)
   Policy loans...................        (14,866)          (40,979)             3,170            (118,056)
   Death Benefits.................        (62,304)           (5,109)           (23,643)           (172,677)
   Withdrawals....................       (350,326)          (79,658)          (288,749)           (245,073)
                                       ----------        ----------        -----------         -----------
Increase (decrease) in net assets
  resulting from principal
  transactions....................       (203,180)           86,582          4,079,252          (1,340,705)
                                       ----------        ----------        -----------         -----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS..........................        (89,006)          124,575          6,480,841          (1,069,957)
NET ASSETS:
   Beginning of year..............      8,065,110         4,840,496         16,620,576          17,326,169
                                       ----------        ----------        -----------         -----------
   End of period..................     $7,976,104        $4,965,071        $23,101,417         $16,256,212
                                       ==========        ==========        ===========         ===========

For the Year Ended December 31,
  2004
OPERATIONS:
   Net investment income (loss)...     $  267,117        $   65,857        $   (66,511)        $    78,586
   Net realized gain (loss) on
     investments..................        (20,434)           70,848             90,445              42,557
   Capital gain distributions
     from mutual funds............             --                --                 --              46,017
   Net change in unrealized
     appreciation (depreciation)
     of investments...............        (46,460)           62,578          1,927,155           1,408,052
                                       ----------        ----------        -----------         -----------
Increase (decrease) in net assets
  resulting from operations.......        200,223           199,283          1,951,089           1,575,212
                                       ----------        ----------        -----------         -----------
PRINCIPAL TRANSACTIONS:
   Net premiums...................      1,310,857           933,973          3,355,343           3,290,771
   Net transfers from (to) other
     Divisions or fixed rate
     option.......................        390,579           559,743          3,791,685           2,934,950
   Internal rollovers.............             --           157,598                837                  --
   Cost of insurance and other
     charges......................       (936,290)         (482,855)        (1,402,062)         (1,457,940)
   Administrative charges.........        (59,692)          (45,602)          (155,466)           (157,801)
   Policy loans...................         (4,094)           84,463            (42,427)            (48,429)
   Death Benefits.................            (43)               --             (1,332)             (1,370)
   Withdrawals....................       (574,434)         (289,998)          (170,979)           (162,194)
                                       ----------        ----------        -----------         -----------
Increase (decrease) in net assets
  resulting from principal
  transactions....................        126,883           917,322          5,375,599           4,397,987
                                       ----------        ----------        -----------         -----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS..........................        327,106         1,116,605          7,326,688           5,973,199
NET ASSETS:
   Beginning of year..............      7,738,004         3,723,891          9,293,888          11,352,970
                                       ----------        ----------        -----------         -----------
   End of year....................     $8,065,110        $4,840,496        $16,620,576         $17,326,169
                                       ==========        ==========        ===========         ===========

                            See accompanying notes.

                                   VL-R - 7

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(Unaudited)

                                                                 Divisions
                                  -----------------------------------------------------------------------
                                                                          Franklin
                                                                         Templeton -    Franklin Templeton
                                                                       Franklin Small   Franklin Small-Mid
                                     Fidelity VIP    Fidelity VIP Mid     Cap Value         Cap Growth
                                  Growth Portfolio - Cap Portfolio -  Securities Fund - Securities Fund -
                                   Service Class 2   Service Class 2       Class 2           Class 2
                                  ------------------ ---------------- ----------------- ------------------
For the Period Ended
  September 30, 2005
OPERATIONS:
   Net investment income (loss)..    $   (27,405)       $  (13,907)      $   14,498          $   (700)
   Net realized gain (loss) on
     investments.................         77,992           168,359          147,849             4,158
   Capital gain distributions
     from mutual funds...........             --            22,730           24,208                --
   Net change in unrealized
     appreciation (depreciation)
     of investments..............        113,447           277,915          102,050            (4,236)
                                     -----------        ----------       ----------          --------
Increase (decrease) in net
  assets resulting from
  operations.....................        164,034           455,097          288,605              (778)
                                     -----------        ----------       ----------          --------
PRINCIPAL TRANSACTIONS:
   Net premiums..................      2,190,693           510,464          449,256             1,274
   Net transfers from (to) other
     Divisions or fixed rate
     option......................       (620,900)        2,282,254        2,568,103           (19,153)
   Internal rollovers............         26,453             4,046            5,045                --
   Cost of insurance and other
     charges.....................     (1,090,202)         (181,849)        (165,024)           (2,715)
   Administrative charges........       (107,195)          (27,276)         (22,141)               --
   Policy loans..................         18,789           (44,137)         (39,173)               14
   Death Benefits................        (40,342)             (225)              --                --
   Withdrawals...................       (362,919)          (13,199)         (11,321)           (1,543)
                                     -----------        ----------       ----------          --------
Increase (decrease) in net
  assets resulting from
  principal transactions.........         14,377         2,530,078        2,784,745           (22,123)
                                     -----------        ----------       ----------          --------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.........................        178,411         2,985,175        3,073,350           (22,901)
NET ASSETS:
   Beginning of year.............     11,490,582         1,118,800        1,175,225           157,376
                                     -----------        ----------       ----------          --------
   End of period.................    $11,668,993        $4,103,975       $4,248,575          $134,475
                                     ===========        ==========       ==========          ========
For the Year Ended December 31,
  2004
OPERATIONS:
   Net investment income (loss)..    $   (57,379)       $   (4,466)      $   (3,499)         $ (1,064)
   Net realized gain (loss) on
     investments.................        (58,095)           14,660           23,931             1,271
   Capital gain distributions
     from mutual funds...........             --                --               --                --
   Net change in unrealized
     appreciation (depreciation)
     of investments..............        407,041           158,424          157,413            14,818
                                     -----------        ----------       ----------          --------
Increase (decrease) in net
  assets resulting from
  operations.....................        291,567           168,618          177,845            15,025
                                     -----------        ----------       ----------          --------
PRINCIPAL TRANSACTIONS:
   Net premiums..................      2,708,198           232,349          308,150             5,217
   Net transfers from (to) other
     Divisions or fixed rate
     option......................      1,360,141           540,817          607,846            13,149
   Internal rollovers............             --                --               --                --
   Cost of insurance and other
     charges.....................     (1,365,721)          (89,163)         (97,500)           (3,831)
   Administrative charges........       (129,165)          (10,475)         (14,755)               --
   Policy loans..................        (49,004)          (42,088)         (46,611)           (2,407)
   Death Benefits................         (4,551)               --               --                --
   Withdrawals...................       (119,722)           (6,703)          (3,749)           (5,086)
                                     -----------        ----------       ----------          --------
Increase (decrease) in net
  assets resulting from
  principal transactions.........      2,400,176           624,737          753,381             7,042
                                     -----------        ----------       ----------          --------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.........................      2,691,743           793,355          931,226            22,067
NET ASSETS:
   Beginning of year.............      8,798,839           325,445          243,999           135,309
                                     -----------        ----------       ----------          --------
   End of year...................    $11,490,582        $1,118,800       $1,175,225          $157,376
                                     ===========        ==========       ==========          ========

                            See accompanying notes.

                                   VL-R - 8

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(Unaudited)

                                                              Divisions
                                  -----------------------------------------------------------------
                                     Franklin        Franklin           Franklin
                                   Templeton -      Templeton -       Templeton -
                                  Franklin U.S.    Mutual Shares       Templeton      Goldman Sachs
                                    Government   Securities Fund - Foreign Securities Capital Growth
                                  Fund - Class 2      Class 2        Fund - Class 2        Fund
                                  -------------- ----------------- ------------------ --------------
For the Period Ended
  September 30, 2005
OPERATIONS:
   Net investment income (loss)..  $   520,166      $   33,299        $    67,717       $  (29,781)
   Net realized gain (loss) on
     investments.................     (132,558)        164,981            925,942           29,893
   Capital gain distributions
     from mutual funds...........           --          29,378                 --               --
   Net change in unrealized
     appreciation (depreciation)
     of investments..............     (229,915)        349,860           (290,413)         (65,465)
                                   -----------      ----------        -----------       ----------
Increase (decrease) in net
  assets resulting from
  operations.....................      157,693         577,518            703,246          (65,353)
                                   -----------      ----------        -----------       ----------
PRINCIPAL TRANSACTIONS:
   Net premiums..................    1,119,108         559,070            722,666               --
   Net transfers from (to) other
     Divisions or fixed rate
     option......................    1,416,270         913,685         (1,146,939)          (3,741)
   Internal rollovers............          174           1,480              4,356               --
   Cost of insurance and other
     charges.....................     (785,164)       (485,782)          (549,634)        (376,090)
   Administrative charges........      (53,189)        (26,149)           (31,556)            (189)
   Policy loans..................      (34,130)        (44,906)            (9,368)            (336)
   Death Benefits................           --          (1,036)              (528)              --
   Withdrawals...................      (44,575)        (18,294)          (121,982)          (5,470)
                                   -----------      ----------        -----------       ----------
Increase (decrease) in net
  assets resulting from
  principal transactions.........    1,618,494         898,068         (1,132,985)        (385,826)
                                   -----------      ----------        -----------       ----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.........................    1,776,187       1,475,586           (429,739)        (451,179)
NET ASSETS:
   Beginning of year.............   11,474,851       7,724,615         11,266,408        8,695,105
                                   -----------      ----------        -----------       ----------
   End of period.................  $13,251,038      $9,200,201        $10,836,669       $8,243,926
                                   ===========      ==========        ===========       ==========
For the Year Ended December 31,
  2004
OPERATIONS:
   Net investment income (loss)..  $   503,012      $    4,627        $    27,747       $   18,817
   Net realized gain (loss) on
     investments.................      (40,394)        102,975            141,983           19,744
   Capital gain distributions
     from mutual funds...........           --              --                 --               --
   Net change in unrealized
     appreciation (depreciation)
     of investments..............     (151,309)        682,712          1,433,732          653,622
                                   -----------      ----------        -----------       ----------
Increase (decrease) in net
  assets resulting from
  operations.....................      311,309         790,314          1,603,462          692,183
                                   -----------      ----------        -----------       ----------
PRINCIPAL TRANSACTIONS:
   Net premiums..................      483,812         556,813            785,524               --
   Net transfers from (to) other
     Divisions or fixed rate
     option......................      (94,845)      1,027,855          3,029,410              192
   Internal rollovers............           --              --                 --               --
   Cost of insurance and other
     charges.....................     (920,094)       (511,405)          (576,892)        (493,114)
   Administrative charges........      (23,307)        (26,036)           (33,616)            (250)
   Policy loans..................       14,642          (2,740)            13,595           (3,400)
   Death Benefits................         (153)             --             (6,241)              --
   Withdrawals...................      (51,599)       (101,897)           (58,139)          (1,688)
                                   -----------      ----------        -----------       ----------
Increase (decrease) in net
  assets resulting from
  principal transactions.........     (591,544)        942,590          3,153,641         (498,260)
                                   -----------      ----------        -----------       ----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.........................     (280,235)      1,732,904          4,757,103          193,923
NET ASSETS:
   Beginning of year.............   11,755,086       5,991,711          6,509,305        8,501,182
                                   -----------      ----------        -----------       ----------
   End of year...................  $11,474,851      $7,724,615        $11,266,408       $8,695,105
                                   ===========      ==========        ===========       ==========

                            See accompanying notes.

                                   VL-R - 9

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(Unaudited)

                                                         Divisions
                                  ------------------------------------------------------
                                                                  Janus Aspen
                                      Janus Aspen     Janus Aspen   Series
                                        Series        Series Mid   Worldwide
                                     International    Cap Growth    Growth     JPMorgan
                                        Growth        Portfolio - Portfolio -   Mid Cap
                                  Portfolio - Service   Service     Service      Value
                                        Shares          Shares      Shares     Portfolio
                                  ------------------- ----------- ----------- ----------
For the Period Ended
  September 30, 2005
OPERATIONS:
   Net investment income (loss)..     $    6,996      $  (13,349) $    8,062  $  (10,947)
   Net realized gain (loss) on
     investments.................        166,455         129,150      39,013      97,142
   Capital gain distributions
     from mutual funds...........             --              --          --      48,776
   Net change in unrealized
     appreciation (depreciation)
     of investments..............        563,990          69,338       5,185     162,013
                                      ----------      ----------  ----------  ----------
Increase (decrease) in net
  assets resulting from
  operations.....................        737,441         185,139      52,260     296,984
                                      ----------      ----------  ----------  ----------
PRINCIPAL TRANSACTIONS:
   Net premiums..................        573,038         434,409     622,362     972,161
   Net transfers from (to) other
     Divisions or fixed rate
     option......................        102,215        (288,164)   (434,101)  2,659,401
   Internal rollovers............            429             998         113       3,145
   Cost of insurance and other
     charges.....................       (303,079)       (254,592)   (344,881)    (83,113)
   Administrative charges........        (27,708)        (21,420)    (32,079)    (48,783)
   Policy loans..................        (41,217)         (4,359)    (12,418)    (59,567)
   Death Benefits................        (27,549)           (859)    (41,202)         --
   Withdrawals...................        (40,289)        (63,111)    (46,427)     (8,358)
                                      ----------      ----------  ----------  ----------
Increase (decrease) in net
  assets resulting from
  principal transactions.........        235,840        (197,098)   (288,633)  3,434,886
                                      ----------      ----------  ----------  ----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.........................        973,281         (11,959)   (236,373)  3,731,870
NET ASSETS:
   Beginning of year.............      3,280,898       2,643,890   4,019,073     509,649
                                      ----------      ----------  ----------  ----------
   End of period.................     $4,254,179      $2,631,931  $3,782,700  $4,241,519
                                      ==========      ==========  ==========  ==========
For the Year Ended December 31,
  2004
OPERATIONS:
   Net investment income (loss)..     $    5,742      $  (15,637) $    9,958  $   (1,451)
   Net realized gain (loss) on
     investments.................         44,263          35,873     (27,447)      4,481
   Capital gain distributions
     from mutual funds...........             --              --          --       1,064
   Net change in unrealized
     appreciation (depreciation)
     of investments..............        425,750         388,478     167,748      60,999
                                      ----------      ----------  ----------  ----------
Increase (decrease) in net
  assets resulting from
  operations.....................        475,755         408,714     150,259      65,093
                                      ----------      ----------  ----------  ----------
PRINCIPAL TRANSACTIONS:
   Net premiums..................        621,695         684,998   1,027,383     186,753
   Net transfers from (to) other
     Divisions or fixed rate
     option......................        481,455         (63,955)     39,909     195,630
   Internal rollovers............             --              --          --          --
   Cost of insurance and other
     charges.....................       (318,961)       (356,957)   (495,065)    (46,623)
   Administrative charges........        (30,145)        (33,627)    (50,894)     (8,208)
   Policy loans..................        (45,337)        (26,889)    (16,897)       (355)
   Death Benefits................             --          (3,223)         --          --
   Withdrawals...................        (43,661)        (52,684)    (45,697)     (4,738)
                                      ----------      ----------  ----------  ----------
Increase (decrease) in net
  assets resulting from
  principal transactions.........        665,046         147,663     458,739     322,459
                                      ----------      ----------  ----------  ----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.........................      1,140,801         556,377     608,998     387,552
NET ASSETS:
   Beginning of year.............      2,140,097       2,087,513   3,410,075     122,097
                                      ----------      ----------  ----------  ----------
   End of year...................     $3,280,898      $2,643,890  $4,019,073  $  509,649
                                      ==========      ==========  ==========  ==========

                            See accompanying notes.

                                   VL-R - 10

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(Unaudited)

                                                                      Divisions
                                              ---------------------------------------------------------
                                                              MFS VIT                         MFS VIT
                                               JPMorgan       Capital          MFS VIT          New
                                                 Small     Opportunities      Emerging       Discovery
                                                Company   Series - Initial  Growth Series    Series -
                                               Portfolio       Class       - Initial Class Initial Class
                                              ----------  ---------------- --------------- -------------
For the Period Ended September 30, 2005
OPERATIONS:
   Net investment income (loss).............. $   (9,172)    $    9,513      $   (63,073)   $  (17,523)
   Net realized gain (loss) on investments...    167,362         39,820         (171,446)       34,929
   Capital gain distributions from mutual
     funds...................................    224,360             --               --            --
   Net change in unrealized appreciation
     (depreciation) of investments...........   (349,184)       (85,855)         589,760        17,502
                                              ----------     ----------      -----------    ----------
Increase (decrease) in net assets resulting
  from operations............................     33,366        (36,522)         355,241        34,908
                                              ----------     ----------      -----------    ----------
PRINCIPAL TRANSACTIONS:
   Net premiums..............................    306,649        707,700        1,854,277       578,993
   Net transfers from (to) other Divisions
     or fixed rate option....................    (29,733)      (126,923)      (3,050,508)      (78,274)
   Internal rollovers........................      2,027          9,061           10,244         3,097
   Cost of insurance and other charges.......   (138,305)      (427,838)      (1,086,401)     (359,015)
   Administrative charges....................    (14,194)       (35,439)         (70,757)      (28,069)
   Policy loans..............................    (50,745)       (46,166)        (139,554)      (19,969)
   Death Benefits............................       (496)          (691)          (7,093)       (1,019)
   Withdrawals...............................    (74,276)      (146,999)        (456,344)      (64,355)
                                              ----------     ----------      -----------    ----------
Increase (decrease) in net assets resulting
  from principal transactions................        927        (67,295)      (2,946,136)       31,389
                                              ----------     ----------      -----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS......     34,293       (103,817)      (2,590,895)       66,297
NET ASSETS:
   Beginning of year.........................  1,785,142      4,217,750       14,668,346     3,452,802
                                              ----------     ----------      -----------    ----------
   End of period............................. $1,819,435     $4,113,933      $12,077,451    $3,519,099
                                              ==========     ==========      ===========    ==========
For the Year Ended December 31, 2004
OPERATIONS:
   Net investment income (loss).............. $   (8,288)    $  (12,388)     $   (88,123)   $  (20,846)
   Net realized gain (loss) on investments...     26,522        (46,987)        (853,176)          (79)
   Capital gain distributions from mutual
     funds...................................         --             --               --            --
   Net change in unrealized appreciation
     (depreciation) of investments...........    294,323        490,259        2,514,875       246,557
                                              ----------     ----------      -----------    ----------
Increase (decrease) in net assets resulting
  from operations............................    312,557        430,884        1,573,576       225,632
                                              ----------     ----------      -----------    ----------
PRINCIPAL TRANSACTIONS:
   Net premiums..............................    359,973      1,023,618        3,316,924       812,401
   Net transfers from (to) other Divisions
     or fixed rate option....................    506,674        149,381        1,069,813       354,915
   Internal rollovers........................         --            471               --           628
   Cost of insurance and other charges.......   (153,582)      (567,534)      (1,597,659)     (436,972)
   Administrative charges....................    (17,399)       (50,372)        (135,864)      (38,696)
   Policy loans..............................    (10,883)       (17,494)         (90,796)       (6,318)
   Death Benefits............................         --         (6,321)             (69)         (111)
   Withdrawals...............................    (20,485)       (39,702)        (358,532)     (540,823)
                                              ----------     ----------      -----------    ----------
Increase (decrease) in net assets resulting
  from principal transactions................    664,298        492,047        2,203,817       145,024
                                              ----------     ----------      -----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS......    976,855        922,931        3,777,393       370,656
NET ASSETS:
   Beginning of year.........................    808,287      3,294,819       10,890,953     3,082,146
                                              ----------     ----------      -----------    ----------
   End of year............................... $1,785,142     $4,217,750      $14,668,346    $3,452,802
                                              ==========     ==========      ===========    ==========

                            See accompanying notes.

                                   VL-R - 11

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(Unaudited)

                                                     Divisions
                                  ----------------------------------------------
                                                MFS VIT    Neuberger   Neuberger
                                                 Total      Berman      Berman
                                     MFS VIT     Return    AMT Mid-       AMT
                                    Research    Series -  Cap Growth   Partners
                                    Series -    Initial   Portfolio - Portfolio -
                                  Initial Class  Class      Class I     Class I
                                  ------------- --------  ----------- -----------
For the Period Ended
  September 30, 2005
OPERATIONS:
   Net investment income (loss)..  $     (918)  $ 13,329  $  (15,334)  $   (623)
   Net realized gain (loss) on
     investments.................      18,888     11,193      39,098     12,766
   Capital gain distributions
     from mutual funds...........          --     35,945          --         --
   Net change in unrealized
     appreciation (depreciation)
     of investments..............      71,846    (46,471)    263,941      2,374
                                   ----------   --------  ----------   --------
Increase (decrease) in net
  assets resulting from
  operations.....................      89,816     13,996     287,705     14,517
                                   ----------   --------  ----------   --------
PRINCIPAL TRANSACTIONS:
   Net premiums..................     331,138     19,386     643,668        956
   Net transfers from (to) other
     Divisions or fixed rate
     option......................     127,832      1,887       4,741    (25,451)
   Internal rollovers............       5,775         --       8,573         --
   Cost of insurance and other
     charges.....................    (218,576)   (38,399)   (275,375)    (2,044)
   Administrative charges........     (16,604)        --     (31,908)        --
   Policy loans..................      (8,650)    (1,233)    (10,073)    (1,794)
   Death Benefits................     (31,179)        --     (18,592)        --
   Withdrawals...................     (40,604)   (51,372)    (43,487)      (909)
                                   ----------   --------  ----------   --------
Increase (decrease) in net
  assets resulting from
  principal transactions.........     149,132    (69,731)    277,547    (29,242)
                                   ----------   --------  ----------   --------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.........................     238,948    (55,735)    565,252    (14,725)
NET ASSETS:
   Beginning of year.............   1,781,788    912,934   2,807,998    137,643
                                   ----------   --------  ----------   --------
   End of period.................  $2,020,736   $857,199  $3,373,250   $122,918
                                   ==========   ========  ==========   ========
For the Year Ended December 31,
  2004
OPERATIONS:
   Net investment income (loss)..  $    5,082   $  7,334  $  (15,534)  $   (904)
   Net realized gain (loss) on
     investments.................      (3,382)     5,297       5,856        667
   Capital gain distributions
     from mutual funds...........          --         --          --         --
   Net change in unrealized
     appreciation (depreciation)
     of investments..............     222,855     72,622     369,446     21,027
                                   ----------   --------  ----------   --------
Increase (decrease) in net
  assets resulting from
  operations.....................     224,555     85,253     359,768     20,790
                                   ----------   --------  ----------   --------
PRINCIPAL TRANSACTIONS:
   Net premiums..................     493,307      7,022     643,527      5,473
   Net transfers from (to) other
     Divisions or fixed rate
     option......................      78,407    134,849     443,552      3,403
   Internal rollovers............          --         --          --         --
   Cost of insurance and other
     charges.....................    (263,159)   (56,987)   (338,096)    (3,270)
   Administrative charges........     (23,442)        --     (31,384)        --
   Policy loans..................         216         57     (53,163)        --
   Death Benefits................          --         --        (413)        --
   Withdrawals...................     (13,043)   (10,043)    (77,136)    (5,347)
                                   ----------   --------  ----------   --------
Increase (decrease) in net
  assets resulting from
  principal transactions.........     272,286     74,898     586,887        259
                                   ----------   --------  ----------   --------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.........................     496,841    160,151     946,655     21,049
NET ASSETS:
   Beginning of year.............   1,284,947    752,783   1,861,343    116,594
                                   ----------   --------  ----------   --------
   End of year...................  $1,781,788   $912,934  $2,807,998   $137,643
                                   ==========   ========  ==========   ========

                            See accompanying notes.

                                   VL-R - 12

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(Unaudited)

                                                      Divisions
                                  -------------------------------------------------
                                              Oppenheimer
                                  Oppenheimer   Global    Oppenheimer   PIMCO VIT
                                   Balanced   Securities  High Income  Real Return
                                   Fund/VA -   Fund/VA -   Fund/VA -   Portfolio -
                                  Non-Service Non-Service Non-Service Administrative
                                    Shares      Shares      Shares        Class
                                  ----------- ----------- ----------- --------------
For the Period Ended
  September 30, 2005
OPERATIONS:
   Net investment income (loss)..  $  7,706   $    6,537   $  5,637    $   162,662
   Net realized gain (loss) on
     investments.................    13,455       24,573        (62)       348,817
   Capital gain distributions
     from mutual funds...........    24,155           --         --             --
   Net change in unrealized
     appreciation (depreciation)
     of investments..............   (10,041)     148,301     (4,587)      (274,432)
                                   --------   ----------   --------    -----------
Increase (decrease) in net
  assets resulting from
  operations.....................    35,275      179,411        988        237,047
                                   --------   ----------   --------    -----------
PRINCIPAL TRANSACTIONS:
   Net premiums..................   201,911      411,998      3,213      1,625,396
   Net transfers from (to) other
     Divisions or fixed rate
     option......................   101,641      660,186     12,874     (1,479,082)
   Internal rollovers............       350        5,682         --          1,960
   Cost of insurance and other
     charges.....................   (66,292)    (160,741)    (2,769)      (954,970)
   Administrative charges........   (10,138)     (20,000)        --        (76,575)
   Policy loans..................   (60,416)      33,713     (1,135)      (111,991)
   Death Benefits................        --           --         --         (1,114)
   Withdrawals...................    (2,111)     (73,968)    (1,716)      (386,632)
                                   --------   ----------   --------    -----------
Increase (decrease) in net
  assets resulting from
  principal transactions.........   164,945      856,870     10,467     (1,383,008)
                                   --------   ----------   --------    -----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.........................   200,220    1,036,281     11,455     (1,145,961)
NET ASSETS:
   Beginning of year.............   660,052    1,085,649    100,163     13,041,675
                                   --------   ----------   --------    -----------
   End of period.................  $860,272   $2,121,930   $111,618    $11,895,714
                                   ========   ==========   ========    ===========
For the Year Ended December 31,
  2004
OPERATIONS:
   Net investment income (loss)..  $    102   $      597   $  4,580    $    36,578
   Net realized gain (loss) on
     investments.................     1,569        8,496       (150)       173,491
   Capital gain distributions
     from mutual funds...........        --           --         --        394,221
   Net change in unrealized
     appreciation (depreciation)
     of investments..............    50,025      139,006      2,560        311,719
                                   --------   ----------   --------    -----------
Increase (decrease) in net
  assets resulting from
  operations.....................    51,696      148,099      6,990        916,009
                                   --------   ----------   --------    -----------
PRINCIPAL TRANSACTIONS:
   Net premiums..................   159,444      269,594      5,599      2,176,398
   Net transfers from (to) other
     Divisions or fixed rate
     option......................   376,838      619,962     23,072      3,469,820
   Internal rollovers............        --           --         --            733
   Cost of insurance and other
     charges.....................   (37,445)     (97,905)    (3,399)    (1,664,055)
   Administrative charges........    (3,886)     (12,984)        --       (103,711)
   Policy loans..................      (387)     (16,667)    (1,774)       (55,840)
   Death Benefits................        --           --         --         (5,837)
   Withdrawals...................    (2,591)      (2,087)    (1,803)      (208,236)
                                   --------   ----------   --------    -----------
Increase (decrease) in net
  assets resulting from
  principal transactions.........   491,973      759,913     21,695      3,609,272
                                   --------   ----------   --------    -----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.........................   543,669      908,012     28,685      4,525,281
NET ASSETS:
   Beginning of year.............   116,383      177,637     71,478      8,516,394
                                   --------   ----------   --------    -----------
   End of year...................  $660,052   $1,085,649   $100,163    $13,041,675
                                   ========   ==========   ========    ===========

                            See accompanying notes.

                                   VL-R - 13

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(Unaudited)

                                                         Divisions
                                  ------------------------------------------------------
                                                                               Pioneer
                                    PIMCO VIT      PIMCO VIT                   Growth
                                    Short-Term    Total Return    Pioneer   Opportunities
                                   Portfolio -    Portfolio -    Fund VCT        VCT
                                  Administrative Administrative Portfolio -  Portfolio -
                                      Class          Class        Class I      Class I
                                  -------------- -------------- ----------- -------------
For the Period Ended
  September 30, 2005
OPERATIONS:
   Net investment income (loss)..  $    69,111    $   392,502   $   14,196   $  (28,095)
   Net realized gain (loss) on
     investments.................         (977)       171,615        4,259       17,092
   Capital gain distributions
     from mutual funds...........           --             --           --           --
   Net change in unrealized
     appreciation (depreciation)
     of investments..............       (8,412)      (195,704)      77,654      247,754
                                   -----------    -----------   ----------   ----------
Increase (decrease) in net
  assets resulting from
  operations.....................       59,722        368,413       96,109      236,751
                                   -----------    -----------   ----------   ----------
PRINCIPAL TRANSACTIONS:
   Net premiums..................      634,755      3,763,795      296,006      526,769
   Net transfers from (to) other
     Divisions or fixed rate
     option......................   (1,109,433)     8,970,938     (125,551)    (410,404)
   Internal rollovers............          920            994           --           --
   Cost of insurance and other
     charges.....................     (380,879)    (1,004,012)    (213,882)    (360,531)
   Administrative charges........      (28,532)      (181,180)     (10,064)     (19,720)
   Policy loans..................      (36,154)      (235,640)      (5,358)     (11,721)
   Death Benefits................     (233,520)      (122,685)      (1,969)      (3,554)
   Withdrawals...................      (97,009)      (425,551)     (80,844)    (340,989)
                                   -----------    -----------   ----------   ----------
Increase (decrease) in net
  assets resulting from
  principal transactions.........   (1,249,852)    10,766,659     (141,662)    (620,150)
                                   -----------    -----------   ----------   ----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.........................   (1,190,130)    11,135,072      (45,553)    (383,399)
NET ASSETS:
   Beginning of year.............    5,997,401     11,861,099    3,345,341    5,632,693
                                   -----------    -----------   ----------   ----------
   End of period.................  $ 4,807,271    $22,996,171   $3,299,788   $5,249,294
                                   ===========    ===========   ==========   ==========
For the Year Ended December 31,
  2004
OPERATIONS:
   Net investment income (loss)..  $    32,807    $   134,551   $   (1,358)  $   (2,330)
   Net realized gain (loss) on
     investments.................        3,265         77,968          501          976
   Capital gain distributions
     from mutual funds...........       13,531        170,475           --           --
   Net change in unrealized
     appreciation (depreciation)
     of investments..............      (14,634)        57,924       73,097      156,168
                                   -----------    -----------   ----------   ----------
Increase (decrease) in net
  assets resulting from
  operations.....................       34,969        440,918       72,240      154,814
                                   -----------    -----------   ----------   ----------
PRINCIPAL TRANSACTIONS:
   Net premiums..................      981,480      2,333,234       19,619       36,164
   Net transfers from (to) other
     Divisions or fixed rate
     option......................    1,182,171        (39,015)   3,303,904    5,532,368
   Internal rollovers............           --             --           --           --
   Cost of insurance and other
     charges.....................     (533,184)    (1,319,888)     (19,125)     (30,992)
   Administrative charges........      (44,374)      (110,507)        (692)      (1,381)
   Policy loans..................      (19,362)        46,506          432       (4,152)
   Death Benefits................         (115)          (997)          --           --
   Withdrawals...................     (100,971)      (229,775)     (31,037)     (54,128)
                                   -----------    -----------   ----------   ----------
Increase (decrease) in net
  assets resulting from
  principal transactions.........    1,465,645        679,558    3,273,101    5,477,879
                                   -----------    -----------   ----------   ----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.........................    1,500,614      1,120,476    3,345,341    5,632,693
NET ASSETS:
   Beginning of year.............    4,496,787     10,740,623           --           --
                                   -----------    -----------   ----------   ----------
   End of year...................  $ 5,997,401    $11,861,099   $3,345,341   $5,632,693
                                   ===========    ===========   ==========   ==========

                            See accompanying notes.

                                   VL-R - 14

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(Unaudited)

                                                       Divisions
                                 -----------------------------------------------------
                                                                 Putnam VT     Putnam
                                    Putnam VT     Putnam VT    International  VT Small
                                   Diversified   Growth and     Growth and    Cap Value
                                     Income      Income Fund      Income       Fund -
                                 Fund - Class IB - Class IB   Fund - Class IB Class IB
                                 --------------- -----------  --------------- ---------
For the Period Ended
  September 30, 2005
OPERATIONS:
   Net investment income (loss).   $  532,238    $   201,443    $   25,714    $ (1,553)
   Net realized gain (loss) on
     investments................        7,953         30,610       689,450      36,076
   Capital gain distributions
     from mutual funds..........           --             --            --      27,814
   Net change in unrealized
     appreciation
     (depreciation) of
     investments................     (368,950)       211,680      (276,014)    (41,778)
                                   ----------    -----------    ----------    --------
Increase (decrease) in net
  assets resulting from
  operations....................      171,241        443,733       439,150      20,559
                                   ----------    -----------    ----------    --------
PRINCIPAL TRANSACTIONS:
   Net premiums.................      284,116      1,862,862       795,987       9,253
   Net transfers from (to)
     other Divisions or fixed
     rate option................      228,263       (572,441)     (450,613)    (84,891)
   Internal rollovers...........           --          6,211         1,939          --
   Cost of insurance and other
     charges....................     (231,033)    (1,141,131)     (360,824)     (8,541)
   Administrative charges.......      (13,038)       (87,336)      (35,666)         --
   Policy loans.................       31,317          1,471       (13,146)      1,128
   Death Benefits...............       (4,347)      (124,708)      (35,204)         --
   Withdrawals..................     (121,002)      (406,636)     (224,244)     (9,703)
                                   ----------    -----------    ----------    --------
Increase (decrease) in net
  assets resulting from
  principal transactions........      174,276       (461,708)     (321,771)    (92,754)
                                   ----------    -----------    ----------    --------
TOTAL INCREASE (DECREASE) IN
  NET ASSETS....................      345,517        (17,975)      117,379     (72,195)
NET ASSETS:
   Beginning of year............    7,533,338     18,083,618     5,485,424     497,060
                                   ----------    -----------    ----------    --------
   End of period................   $7,878,855    $18,065,643    $5,602,803    $424,865
                                   ==========    ===========    ==========    ========
For the Year Ended December 31,
  2004
OPERATIONS:
   Net investment income (loss).   $  517,294    $   143,454    $   30,028    $ (1,711)
   Net realized gain (loss) on
     investments................       26,141        (55,906)       32,665      10,858
   Capital gain distributions
     from mutual funds..........           --             --            --          --
   Net change in unrealized
     appreciation
     (depreciation) of
     investments................      (17,044)     1,522,181       857,207      91,048
                                   ----------    -----------    ----------    --------
Increase (decrease) in net
  assets resulting from
  operations....................      526,391      1,609,729       919,900     100,195
                                   ----------    -----------    ----------    --------
PRINCIPAL TRANSACTIONS:
   Net premiums.................    1,570,258      3,652,809       814,291      12,736
   Net transfers from (to)
     other Divisions or fixed
     rate option................      158,434        342,034      (655,262)      3,785
   Internal rollovers...........           --             --           523          --
   Cost of insurance and other
     charges....................     (293,089)    (1,469,258)     (518,773)    (12,817)
   Administrative charges.......     (123,547)      (217,556)      (35,336)         --
   Policy loans.................      (12,670)      (111,998)      (14,803)     (5,980)
   Death Benefits...............           --         (3,803)           --          --
   Withdrawals..................     (161,734)      (239,555)      (88,279)     (7,874)
                                   ----------    -----------    ----------    --------
Increase (decrease) in net
  assets resulting from
  principal transactions........    1,137,652      1,952,673      (497,639)    (10,150)
                                   ----------    -----------    ----------    --------
TOTAL INCREASE (DECREASE) IN
  NET ASSETS....................    1,664,043      3,562,402       422,261      90,045
NET ASSETS:
   Beginning of year............    5,869,295     14,521,216     5,063,163     407,015
                                   ----------    -----------    ----------    --------
   End of year..................   $7,533,338    $18,083,618    $5,485,424    $497,060
                                   ==========    ===========    ==========    ========

                            See accompanying notes.

                                   VL-R - 15

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(Unaudited)

                                                          Divisions
                                  ---------------------------------------------------------
                                                                                Safeco RST
                                   Putnam VT     Putnam VT                        Growth
                                  Vista Fund - Voyager Fund - Safeco RST Core  Opportunities
                                    Class IB      Class IB    Equity Portfolio   Portfolio
                                  ------------ -------------- ---------------- -------------
For the Period Ended
  September 30, 2005
OPERATIONS:
   Net investment income (loss)..   $   (607)     $    131      $        --     $        --
   Net realized gain (loss) on
     investments.................        778        (1,916)              --              --
   Capital gain distributions
     from mutual funds...........         --            --               --              --
   Net change in unrealized
     appreciation (depreciation)
     of investments..............      9,542        11,587               --              --
                                    --------      --------      -----------     -----------
Increase (decrease) in net
  assets resulting from
  operations.....................      9,713         9,802               --              --
                                    --------      --------      -----------     -----------
PRINCIPAL TRANSACTIONS:
   Net premiums..................      2,451         6,462               --              --
   Net transfers from (to) other
     Divisions or fixed rate
     option......................     39,839        75,289               --              --
   Internal rollovers............         --            --               --              --
   Cost of insurance and other
     charges.....................     (1,473)      (13,854)              --              --
   Administrative charges........         --            --               --              --
   Policy loans..................        143        (1,183)              --              --
   Death Benefits................         --            --               --              --
   Withdrawals...................     (2,913)      (17,554)              --              --
                                    --------      --------      -----------     -----------
Increase (decrease) in net
  assets resulting from
  principal transactions.........     38,047        49,160               --              --
                                    --------      --------      -----------     -----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.........................     47,760        58,962               --              --
NET ASSETS:
   Beginning of year.............     84,219       330,363               --              --
                                    --------      --------      -----------     -----------
   End of period.................   $131,979      $389,325      $        --     $        --
                                    ========      ========      ===========     ===========
For the Year Ended December 31,
  2004
OPERATIONS:
   Net investment income (loss)..   $   (582)     $ (1,615)     $    14,322     $   (35,015)
   Net realized gain (loss) on
     investments.................       (433)       (5,058)         258,706       1,154,898
   Capital gain distributions
     from mutual funds...........         --            --               --              --
   Net change in unrealized
     appreciation (depreciation)
     of investments..............     13,691        19,350         (128,898)       (244,287)
                                    --------      --------      -----------     -----------
Increase (decrease) in net
  assets resulting from
  operations.....................     12,676        12,677          144,130         875,596
                                    --------      --------      -----------     -----------
PRINCIPAL TRANSACTIONS:
   Net premiums..................      1,897         6,693          465,219         809,051
   Net transfers from (to) other
     Divisions or fixed rate
     option......................      2,751        67,851       (3,365,906)     (5,863,505)
   Internal rollovers............         --            --               --              --
   Cost of insurance and other
     charges.....................     (1,917)      (17,531)        (302,345)       (523,246)
   Administrative charges........         --            --          (17,577)        (33,179)
   Policy loans..................     (3,773)       (6,102)          (8,834)       (130,912)
   Death Benefits................         --            --             (118)           (180)
   Withdrawals...................       (501)           --          (71,137)       (162,639)
                                    --------      --------      -----------     -----------
Increase (decrease) in net
  assets resulting from
  principal transactions.........     (1,543)       50,911       (3,300,698)     (5,904,610)
                                    --------      --------      -----------     -----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.........................     11,133        63,588       (3,156,568)     (5,029,014)
NET ASSETS:
   Beginning of year.............     73,086       266,775        3,156,568       5,029,014
                                    --------      --------      -----------     -----------
   End of year...................   $ 84,219      $330,363      $        --     $        --
                                    ========      ========      ===========     ===========

                            See accompanying notes.

                                   VL-R - 16

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(Unaudited)

                                                                      Divisions
                                     ---------------------------------------------------------------------------
                                                                             SunAmerica -
                                       Scudder VIT       SunAmerica -         SunAmerica
                                     Equity 500 Index  Aggressive Growth       Balanced        UIF Equity Growth
                                      Fund - Class A  Portfolio - Class 1 Portfolio - Class 1 Portfolio - Class I
                                     ---------------- ------------------- ------------------- -------------------
For the Period Ended September 30,
  2005
OPERATIONS:
   Net investment income (loss).....     $    175          $ (3,413)           $  (4,308)         $   (1,071)
   Net realized gain (loss) on
     investments....................        1,229             9,844                8,736             (79,099)
   Capital gain distributions from
     mutual funds...................           --                --                   --                  --
   Net change in unrealized
     appreciation (depreciation) of
     investments....................       (1,251)           42,616                  263             322,917
                                         --------          --------            ---------          ----------
Increase (decrease) in net assets
  resulting from operations.........          153            49,047                4,691             242,747
                                         --------          --------            ---------          ----------
PRINCIPAL TRANSACTIONS:
   Net premiums.....................        1,301           160,618              258,093             529,016
   Net transfers from (to) other
     Divisions or fixed rate option.          (78)          205,013               57,695            (125,200)
   Internal rollovers...............           --               213                   39               1,000
   Cost of insurance and other
     charges........................       (1,538)          (80,718)            (122,362)           (313,363)
   Administrative charges...........           --            (7,564)             (12,668)            (16,990)
   Policy loans.....................           --              (308)              (1,354)            (13,183)
   Death Benefits...................           --              (662)              (1,000)               (149)
   Withdrawals......................      (18,687)           (8,600)              (4,634)           (134,146)
                                         --------          --------            ---------          ----------
Increase (decrease) in net assets
  resulting from principal
  transactions......................      (19,002)          267,992              173,809             (73,015)
                                         --------          --------            ---------          ----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS............................      (18,849)          317,039              178,500             169,732
NET ASSETS:
   Beginning of year................       18,849           515,194              734,162           3,715,187
                                         --------          --------            ---------          ----------
   End of period....................     $     --          $832,233            $ 912,662          $3,884,919
                                         ========          ========            =========          ==========
For the Year Ended December 31, 2004
OPERATIONS:
   Net investment income (loss).....     $     55          $ (2,504)           $   5,922          $  (20,326)
   Net realized gain (loss) on
     investments....................         (110)            7,078                2,574            (366,107)
   Capital gain distributions from
     mutual funds...................           --                --                   --                  --
   Net change in unrealized
     appreciation (depreciation) of
     investments....................        1,752            59,599               30,488             618,080
                                         --------          --------            ---------          ----------
Increase (decrease) in net assets
  resulting from operations.........        1,697            64,173               38,984             231,647
                                         --------          --------            ---------          ----------
PRINCIPAL TRANSACTIONS:
   Net premiums.....................        3,902           155,581              315,273             745,909
   Net transfers from (to) other
     Divisions or fixed rate option.           (1)          135,233              172,538            (322,697)
   Internal rollovers...............           --                --                   --                  --
   Cost of insurance and other
     charges........................       (2,197)          (67,546)            (122,587)           (450,162)
   Administrative charges...........           --            (7,525)             (14,790)            (23,465)
   Policy loans.....................           --            (3,259)              (4,727)            (59,432)
   Death Benefits...................           --              (209)                  --                  --
   Withdrawals......................           --            (5,210)             (11,795)           (172,684)
                                         --------          --------            ---------          ----------
Increase (decrease) in net assets
  resulting from principal
  transactions......................        1,704           207,065              333,912            (282,531)
                                         --------          --------            ---------          ----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS............................        3,401           271,238              372,896             (50,884)
NET ASSETS:
   Beginning of year................       15,448           243,956              361,266           3,766,071
                                         --------          --------            ---------          ----------
   End of year......................     $ 18,849          $515,194            $ 734,162          $3,715,187
                                         ========          ========            =========          ==========

                            See accompanying notes.

                                   VL-R - 17

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(Unaudited)

                                                               Divisions
                                  -------------------------------------------------------------------
                                                      VALIC Company I VALIC Company I VALIC Company I
                                    UIF High Yield    - International - Mid Cap Index - Money Market I
                                  Portfolio - Class I  Equities Fund       Fund             Fund
                                  ------------------- --------------- --------------- ----------------
For the Period Ended
  September 30, 2005
OPERATIONS:
   Net investment income (loss)..     $  157,173        $   19,916      $    32,248     $    414,209
   Net realized gain (loss) on
     investments.................          1,322            66,125          497,749               --
   Capital gain distributions
     from mutual funds...........             --                --               --               --
   Net change in unrealized
     appreciation (depreciation)
     of investments..............       (166,761)           93,499          659,411               --
                                      ----------        ----------      -----------     ------------
Increase (decrease) in net
  assets resulting from
  operations.....................         (8,266)          179,540        1,189,408          414,209
                                      ----------        ----------      -----------     ------------
PRINCIPAL TRANSACTIONS:
   Net premiums..................        136,177           280,423        1,722,422       13,481,585
   Net transfers from (to) other
     Divisions or fixed rate
     option......................        572,443           (93,385)        (740,567)     (12,624,217)
   Internal rollovers............             --                --            5,130          932,215
   Cost of insurance and other
     charges.....................       (179,068)         (140,733)        (931,261)      (3,846,060)
   Administrative charges........         (5,052)          (12,438)         (72,453)        (627,602)
   Policy loans..................         (2,269)           (8,728)         (68,402)        (553,870)
   Death Benefits................             --                --           (6,982)        (393,374)
   Withdrawals...................        (77,375)          (76,032)        (474,929)      (1,657,040)
                                      ----------        ----------      -----------     ------------
Increase (decrease) in net
  assets resulting from
  principal transactions.........        444,856           (50,893)        (567,042)      (5,288,363)
                                      ----------        ----------      -----------     ------------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.........................        436,590           128,647          622,366       (4,874,154)
   NET ASSETS:...................
   Beginning of year.............      1,737,699         1,922,539       15,462,371       34,546,113
                                      ----------        ----------      -----------     ------------
   End of period.................     $2,174,289        $2,051,186      $16,084,737     $ 29,671,959
                                      ==========        ==========      ===========     ============
For the Year Ended December 31,
  2004
OPERATIONS:
   Net investment income (loss)..     $   92,657        $   12,125      $    18,461     $     36,933
   Net realized gain (loss) on
     investments.................        (82,802)           12,197           63,445               --
   Capital gain distributions
     from mutual funds...........             --                --          261,970               --
   Net change in unrealized
     appreciation (depreciation)
     of investments..............        133,762           260,211        1,692,164               --
                                      ----------        ----------      -----------     ------------
Increase (decrease) in net
  assets resulting from
  operations.....................        143,617           284,533        2,036,040           36,933
                                      ----------        ----------      -----------     ------------
PRINCIPAL TRANSACTIONS:
   Net premiums..................        257,386           350,831        2,310,297       30,715,615
   Net transfers from (to) other
     Divisions or fixed rate
     option......................       (178,468)          215,122          241,756      (28,049,796)
   Internal rollovers............             --                --               --        3,612,767
   Cost of insurance and other
     charges.....................       (149,087)         (167,435)      (1,277,626)      (5,543,294)
   Administrative charges........        (10,498)          (14,589)         (96,438)      (1,337,054)
   Policy loans..................         (5,135)          (10,416)         (77,821)         287,668
   Death Benefits................           (419)             (925)          (8,757)         (36,055)
   Withdrawals...................       (131,869)         (589,023)      (1,063,250)      (1,818,349)
                                      ----------        ----------      -----------     ------------
Increase (decrease) in net
  assets resulting from
  principal transactions.........       (218,090)         (216,435)          28,161       (2,168,498)
                                      ----------        ----------      -----------     ------------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.........................        (74,473)           68,098        2,064,201       (2,131,565)
NET ASSETS:
   Beginning of year.............      1,812,172         1,854,441       13,398,170       36,677,678
                                      ----------        ----------      -----------     ------------
   End of year...................     $1,737,699        $1,922,539      $15,462,371     $ 34,546,113
                                      ==========        ==========      ===========     ============

                            See accompanying notes.

                                   VL-R - 18

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(Unaudited)

                                                     Divisions
                                  -----------------------------------------------
                                                 VALIC
                                     VALIC    Company I -    VALIC       VALIC
                                  Company I -  Science &  Company I - Company I -
                                  Nasdaq-100  Technology   Small Cap  Stock Index
                                  Index Fund     Fund     Index Fund     Fund
                                  ----------- ----------- ----------- -----------
For the Period Ended
  September 30, 2005
OPERATIONS:
   Net investment income (loss).. $  (15,449) $   (5,693) $    9,813  $   223,671
   Net realized gain (loss) on
     investments.................     81,462       8,997     176,955      490,987
   Capital gain distributions
     from mutual funds...........         --          --          --           --
   Net change in unrealized
     appreciation (depreciation)
     of investments..............   (132,583)      3,666     (36,837)      (8,518)
                                  ----------  ----------  ----------  -----------
Increase (decrease) in net
  assets resulting from
  operations.....................    (66,570)      6,970     149,931      706,140
                                  ----------  ----------  ----------  -----------
PRINCIPAL TRANSACTIONS:
   Net premiums..................    531,884     166,723     760,178    3,511,006
   Net transfers from (to) other
     Divisions or fixed rate
     option......................    180,658     (44,109)     (1,182)  (1,202,422)
   Internal rollovers............         94         221       5,577        3,312
   Cost of insurance and other
     charges.....................   (314,354)   (146,624)   (293,146)  (2,439,879)
   Administrative charges........    (25,482)     (8,340)    (36,023)    (152,811)
   Policy loans..................      8,093      (6,231)    (24,263)    (448,617)
   Death Benefits................       (989)         --     (59,325)     (70,180)
   Withdrawals...................    (44,875)    (18,968)   (158,152)  (1,647,211)
                                  ----------  ----------  ----------  -----------
Increase (decrease) in net
  assets resulting from
  principal transactions.........    335,029     (57,328)    193,664   (2,446,802)
                                  ----------  ----------  ----------  -----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.........................    268,459     (50,358)    343,595   (1,740,662)
NET ASSETS:
   Beginning of year.............  3,660,914   1,238,072   4,939,969   38,879,447
                                  ----------  ----------  ----------  -----------
   End of period................. $3,929,373  $1,187,714  $5,283,564  $37,138,785
                                  ==========  ==========  ==========  ===========
For the Year Ended December 31,
  2004
OPERATIONS:
   Net investment income (loss).. $   (2,879) $   (7,500) $    6,973  $   351,779
   Net realized gain (loss) on
     investments.................     14,891     (18,283)    104,457   (1,394,158)
   Capital gain distributions
     from mutual funds...........         --          --          --      528,082
   Net change in unrealized
     appreciation (depreciation)
     of investments..............    286,502      42,141     559,064    3,691,151
                                  ----------  ----------  ----------  -----------
Increase (decrease) in net
  assets resulting from
  operations.....................    298,514      16,358     670,494    3,176,854
                                  ----------  ----------  ----------  -----------
PRINCIPAL TRANSACTIONS:
   Net premiums..................    717,683     258,685     896,293    8,057,419
   Net transfers from (to) other
     Divisions or fixed rate
     option......................    189,378     253,735     228,512   (9,837,544)
   Internal rollovers............         --          --          --           --
   Cost of insurance and other
     charges.....................   (373,262)   (178,049)   (340,399)  (3,622,858)
   Administrative charges........    (33,515)    (12,547)    (40,272)    (346,012)
   Policy loans..................    (38,145)    (11,499)    (86,800)    (428,055)
   Death Benefits................         --          --          --         (150)
   Withdrawals...................    (43,092)    (15,658)    (37,241)  (2,087,642)
                                  ----------  ----------  ----------  -----------
Increase (decrease) in net
  assets resulting from
  principal transactions.........    419,047     294,667     620,093   (8,264,842)
                                  ----------  ----------  ----------  -----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.........................    717,561     311,025   1,290,587   (5,087,988)
NET ASSETS:
   Beginning of year.............  2,943,353     927,047   3,649,382   43,967,435
                                  ----------  ----------  ----------  -----------
   End of year................... $3,660,914  $1,238,072  $4,939,969  $38,879,447
                                  ==========  ==========  ==========  ===========

                            See accompanying notes.

                                   VL-R - 19

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(Unaudited)

                                                     Divisions
                                  -----------------------------------------------
                                  Van Kampen
                                      LIT     Van Kampen  Van Kampen
                                   Emerging       LIT     LIT Growth    Vanguard
                                    Growth    Government  and Income    VIF High
                                  Portfolio - Portfolio - Portfolio -  Yield Bond
                                    Class I     Class I     Class I    Portfolio
                                  ----------- ----------- ----------- -----------
For the Period Ended
  September 30, 2005
OPERATIONS:
   Net investment income (loss)..   $  (159)   $  5,971   $   46,194  $   355,922
   Net realized gain (loss) on
     investments.................      (427)     (1,123)     483,939      182,883
   Capital gain distributions
     from mutual funds...........        --          --      198,372           --
   Net change in unrealized
     appreciation (depreciation)
     of investments..............     3,261        (989)     (30,025)    (503,521)
                                    -------    --------   ----------  -----------
Increase (decrease) in net
  assets resulting from
  operations.....................     2,675       3,859      698,480       35,284
                                    -------    --------   ----------  -----------
PRINCIPAL TRANSACTIONS:
   Net premiums..................     3,385      20,637    1,693,842      890,100
   Net transfers from (to) other
     Divisions or fixed rate
     option......................       (10)        542    2,599,331   (2,527,836)
   Internal rollovers............        --          --          970        1,312
   Cost of insurance and other
     charges.....................    (1,954)    (19,949)    (477,371)    (420,824)
   Administrative charges........        --          --      (80,845)     (41,849)
   Policy loans..................       382         883     (106,102)     (20,835)
   Death Benefits................        --          --       (3,866)        (621)
   Withdrawals...................    (5,161)    (14,702)    (110,195)     (67,450)
                                    -------    --------   ----------  -----------
Increase (decrease) in net
  assets resulting from
  principal transactions.........    (3,358)    (12,589)   3,515,764   (2,188,003)
                                    -------    --------   ----------  -----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.........................      (683)     (8,730)   4,214,244   (2,152,719)
NET ASSETS:
   Beginning of year.............    56,964     178,108    5,656,144    7,207,378
                                    -------    --------   ----------  -----------
   End of period.................   $56,281    $169,378   $9,870,388  $ 5,054,659
                                    =======    ========   ==========  ===========
For the Year Ended December 31,
  2004
OPERATIONS:
   Net investment income (loss)..   $  (434)   $  7,002   $   10,127  $   282,963
   Net realized gain (loss) on
     investments.................    (2,236)       (866)      51,123       94,067
   Capital gain distributions
     from mutual funds...........        --          --           --           --
   Net change in unrealized
     appreciation (depreciation)
     of investments..............     5,913        (347)     589,542       70,046
                                    -------    --------   ----------  -----------
Increase (decrease) in net
  assets resulting from
  operations.....................     3,243       5,789      650,792      447,076
                                    -------    --------   ----------  -----------
PRINCIPAL TRANSACTIONS:
   Net premiums..................     7,310       5,034    1,172,509    1,796,629
   Net transfers from (to) other
     Divisions or fixed rate
     option......................      (292)     31,808      854,019    1,437,341
   Internal rollovers............        --          --          837           --
   Cost of insurance and other
     charges.....................    (2,859)    (25,194)    (570,947)    (602,432)
   Administrative charges........        --          --      (52,766)     (88,902)
   Policy loans..................    (8,306)     (1,542)     (51,964)      11,314
   Death Benefits................        --          --         (420)         (60)
   Withdrawals...................    (1,525)     (1,011)    (166,284)     (88,119)
                                    -------    --------   ----------  -----------
Increase (decrease) in net
  assets resulting from
  principal transactions.........    (5,672)      9,095    1,184,984    2,465,771
                                    -------    --------   ----------  -----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.........................    (2,429)     14,884    1,835,776    2,912,847
NET ASSETS:
   Beginning of year.............    59,393     163,224    3,820,368    4,294,531
                                    -------    --------   ----------  -----------
   End of year...................   $56,964    $178,108   $5,656,144  $ 7,207,378
                                    =======    ========   ==========  ===========

                            See accompanying notes.

                                   VL-R - 20

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(Unaudited)

                                                                    Divisions
                                                                   -----------
                                                                    Vanguard
                                                                    VIF REIT
                                                                      Index
                                                                    Portfolio
                                                                   -----------
For the Period Ended September 30, 2005
OPERATIONS:
   Net investment income (loss)................................... $   228,189
   Net realized gain (loss) on investments........................     886,928
   Capital gain distributions from mutual funds...................     621,997
   Net change in unrealized appreciation (depreciation) of
     investments..................................................    (795,424)
                                                                   -----------
Increase (decrease) in net assets resulting from operations.......     941,690
                                                                   -----------
PRINCIPAL TRANSACTIONS:
   Net premiums...................................................   1,691,423
   Net transfers from (to) other Divisions or fixed rate option...    (603,731)
   Internal rollovers.............................................         844
   Cost of insurance and other charges............................    (724,330)
   Administrative charges.........................................     (79,780)
   Policy loans...................................................     (47,181)
   Death Benefits.................................................      (2,211)
   Withdrawals....................................................    (242,691)
                                                                   -----------
Increase (decrease) in net assets resulting from principal
  transactions....................................................      (7,657)
                                                                   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS...........................     934,033
NET ASSETS:
   Beginning of year..............................................  10,602,996
                                                                   -----------
   End of period.................................................. $11,537,029
                                                                   ===========
For the Year Ended December 31, 2004
OPERATIONS:
   Net investment income (loss)................................... $   147,065
   Net realized gain (loss) on investments........................     151,782
   Capital gain distributions from mutual funds...................     133,973
   Net change in unrealized appreciation (depreciation) of
     investments..................................................   1,752,276
                                                                   -----------
Increase (decrease) in net assets resulting from operations.......   2,185,096
                                                                   -----------
PRINCIPAL TRANSACTIONS:
   Net premiums...................................................   2,016,307
   Net transfers from (to) other Divisions or fixed rate option...   1,385,398
   Internal rollovers.............................................         785
   Cost of insurance and other charges............................    (818,723)
   Administrative charges.........................................     (92,824)
   Policy loans...................................................     (62,371)
   Death Benefits.................................................      (3,902)
   Withdrawals....................................................    (104,916)
                                                                   -----------
Increase (decrease) in net assets resulting from principal
  transactions....................................................   2,319,754
                                                                   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS...........................   4,504,850
NET ASSETS:
   Beginning of year..............................................   6,098,146
                                                                   -----------
   End of year.................................................... $10,602,996
                                                                   ===========

                            See accompanying notes.

                                   VL-R - 21

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Note A - Organization

Separate Account VL-R (the "Separate Account") was established by resolution of the Board of Directors of American General Life Insurance Company (the "Company") on May 6, 1997 to fund variable universal life insurance policies issued by the Company. The following products are included in the Separate
Account: AG Legacy Plus, Corporate America, Legacy Plus, Platinum Investor I, Platinum Investor II, Platinum Investor III, Platinum Investor IV, Platinum Investor FlexDirector, Platinum Investor PLUS, Platinum Investor Survivor, Platinum Investor Survivor II and The One VUL Solution. Of the products listed, Legacy Plus, Platinum Investor I, Platinum Investor Survivor and The One VUL Solution are no longer offered for sale. The Company is an indirect, wholly-owned subsidiary of American International Group, Inc. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

The Separate Account is divided into "Divisions", which invest in independently managed mutual fund portfolios ("Funds"). The Funds available to policy owners through the various Divisions are as follows:

AIM Variable Insurance Funds ("AIM V.I."):

   AIM V.I. International Growth Fund - Series I
   AIM V.I. Premier Equity Fund - Series I

The Alger American Fund:

   Alger American Leveraged AllCap Portfolio - Class O Shares
   Alger American MidCap Growth Portfolio - Class O Shares

American Century Variable Portfolios, Inc. ("American Century VP"):

   American Century VP Value Fund - Class I

Credit Suisse Trust ("Credit Suisse"):

   Credit Suisse Small Cap Growth Portfolio

Dreyfus Investment Portfolios ("Dreyfus IP"):

   Dreyfus IP MidCap Stock Portfolio - Initial shares

Dreyfus Variable Investment Fund ("Dreyfus VIF"):

   Dreyfus VIF Developing Leaders Portfolio - Initial shares
   Dreyfus VIF Quality Bond Portfolio - Initial shares

Fidelity(R) Variable Insurance Products ("Fidelity VIP"):

   Fidelity(R) VIP Asset Manager/SM/ Portfolio - Service Class 2
   Fidelity(R) VIP Contrafund(R) Portfolio - Service Class 2
   Fidelity(R) VIP Equity-Income Portfolio - Service Class 2
   Fidelity(R) VIP Growth Portfolio - Service Class 2
   Fidelity(R) VIP Mid Cap Portfolio - Service Class 2

Franklin Templeton Variable Insurance Products Trust ("Franklin Templeton"):

   Franklin Templeton - Franklin Small Cap Value Securities Fund - Class 2 Franklin Templeton - Franklin Small-Mid Cap Growth Securities Fund - Class 2
   (3)
   Franklin Templeton - Franklin U.S. Government Fund - Class 2
   Franklin Templeton - Mutual Shares Securities Fund - Class 2
   Franklin Templeton - Templeton Foreign Securities Fund - Class 2

Goldman Sachs Variable Insurance Trust:

   Goldman Sachs Capital Growth Fund

Janus Aspen Series:

   Janus Aspen Series International Growth Portfolio - Service Shares Janus Aspen Series Mid Cap Growth Portfolio - Service Shares
   Janus Aspen Series Worldwide Growth Portfolio - Service Shares

J.P. Morgan Series Trust II:

   JPMorgan Mid Cap Value Portfolio
   JPMorgan Small Company Portfolio

MFS(R) Variable Insurance Trust/SM /("MFS(R) VIT"):

   MFS(R) VIT Capital Opportunities Series - Initial Class
   MFS(R) VIT Emerging Growth Series - Initial Class
   MFS(R) VIT New Discovery Series - Initial Class
   MFS(R) VIT Research Series - Initial Class
   MFS(R) VIT Total Return Series - Initial Class

Neuberger Berman Advisers Management Trust ("Neuberger Berman AMT"):

   Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I
   Neuberger Berman AMT Partners Portfolio - Class I

Oppenheimer Variable Account Funds:

   Oppenheimer Balanced Fund/VA - Non-Service Shares (1)
   Oppenheimer Global Securities Fund/VA - Non-Service Shares
   Oppenheimer High Income Fund/VA - Non-Service Shares

PIMCO Variable Insurance Trust ("PIMCO VIT"):

   PIMCO VIT Real Return Portfolio - Administrative Class
   PIMCO VIT Short-Term Portfolio - Administrative Class
   PIMCO VIT Total Return Portfolio - Administrative Class

Pioneer Variable Contracts Trust:

   Pioneer Fund VCT Portfolio - Class I (2)
   Pioneer Growth Opportunities VCT Portfolio - Class I (2)

                                   VL-R - 22

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note A - Organization - Continued

Putnam Variable Trust ("Putnam VT"):

   Putnam VT Diversified Income Fund - Class IB
   Putnam VT Growth and Income Fund - Class IB
   Putnam VT International Growth and Income Fund - Class IB
   Putnam VT Small Cap Value Fund - Class IB
   Putnam VT Vista Fund - Class IB
   Putnam VT Voyager Fund - Class IB

Safeco Resource Series Trust ("Safeco RST"):

   Safeco RST Core Equity Portfolio (2)
   Safeco RST Growth Opportunities Portfolio (2)

Scudder Investments VIT Funds:

   Scudder VIT EAFE(R) Equity Index Fund - Class A (4)
   Scudder VIT Equity 500 Index Fund - Class A

SunAmerica Series Trust ("SunAmerica"):

   SunAmerica - Aggressive Growth Portfolio - Class 1
   SunAmerica - SunAmerica Balanced Portfolio - Class 1

The Universal Institutional Funds, Inc. ("UIF"):

   UIF Equity Growth Portfolio - Class I
   UIF High Yield Portfolio - Class I

VALIC Company I:

   VALIC Company I - International Equities Fund
   VALIC Company I - Mid Cap Index Fund
   VALIC Company I - Money Market I Fund
   VALIC Company I - Nasdaq-100(R) Index Fund
   VALIC Company I - Science & Technology Fund
   VALIC Company I - Small Cap Index Fund
   VALIC Company I - Stock Index Fund

Van Kampen Life Investment Trust ("Van Kampen LIT"):

   Van Kampen LIT Emerging Growth Portfolio - Class I
   Van Kampen LIT Government Portfolio - Class I
   Van Kampen LIT Growth and Income Portfolio - Class I

Vanguard(R) Variable Insurance Fund ("Vanguard VIF"):

   Vanguard(R) VIF High Yield Bond Portfolio

   Vanguard(R) VIF REIT Index Portfolio

(1) Effective May 1, 2004, Oppenheimer Multiple Strategies Fund/VA changed its name to Oppenheimer Balanced Fund/VA - Non-Service Shares.

(2) Effective December 10, 2004, Safeco RST Core Equity Portfolio and Safeco RST Growth Opportunities Portfolio were reorganized into Pioneer Fund VCT Portfolio - Class I and Pioneer Growth Opportunities VCT Portfolio - Class I, respectively. Policy owners invested in either of the Pioneer portfolios on December 10, 2004 are the only ones who may continue to use these portfolios.

(3) Effective May 1, 2005, Franklin Templeton - Franklin Small Cap Fund - Class 2 changed its name to Franklin Templeton - Franklin Small-Mid Cap Growth Securities Fund - Class 2.

(4) Effective February 17, 2005, Scudder Investment VIT EAFE Equity Index Fund
    - Class A is no longer an investment option.

AIG SunAmerica Asset Management Corp., an affiliate of the Company, serves as the investment advisor to SunAmerica Series Trust.

The Variable Annuity Life Insurance Company, an affiliate of the Company, serves as the investment advisor to VALIC Company I.

In addition to the Divisions above, policy owners may allocate funds to a fixed account that is part of the Company's general account. Policy owners should refer to the prospectus and prospectus supplements for a complete description of the available Funds and the fixed account.

The assets of the Separate Account are segregated from the Company's other assets. The operations of the Separate Account are part of the Company.

Net premiums from the policies are allocated to the Divisions and invested in the Funds in accordance with policy owner instructions. The premiums are recorded as principal transactions in the Statement of Changes in Net Assets.

                                   VL-R - 23

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note B - Summary of Significant Accounting Policies and Basis of Presentation

The accompanying financial statements of the Separate Account have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). The accounting principles followed by the Separate Account and the methods of applying those principles are presented below.

Changes in presentation - Certain items have been reclassified to conform to the current period's presentation.

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the year. Actual results could differ from those estimates.

Security valuation - The investments in shares of the Funds are stated at the net asset value of the respective portfolio as determined by the fund, which value their securities at fair value.

Security transactions and related investment income - Security transactions which represent purchases and sales of investments are accounted for on the trade date at fair value. Realized gains and losses from security transactions are determined on the basis of first-in first-out. Dividend income and distributions of capital gains are recorded on the ex-dividend date and reinvested upon receipt.

Policy loans - When a policy loan is made, the loan amount is transferred to the Company from the policy owner's selected investment Division(s), and held as collateral. Interest on this collateral amount is credited to the policy. Loan repayments are invested in the policy owner's selected investment Division(s), after they are first used to repay all loans taken from the declared fixed interest account option.

Federal income taxes - The Company is taxed as a life insurance company under the Internal Revenue Code and includes the operations of the Separate Account in determining its federal income tax liability. As a result, the Separate Account is not taxed as a "Regulated Investment Company" under subchapter M of the Internal Revenue Code. Under existing federal income tax law, the investment income and capital gains from sales of investments realized by the Separate Account are not taxable. Therefore, no federal income tax provision has been made.

Accumulation unit - This is a measuring unit used to calculate the policy owner's interest. Such units are valued on each day that the New York Stock Exchange ("NYSE") is open for business to reflect investment performance and the prorated daily deduction for mortality and expense risk charges.

                                   VL-R - 24

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note C - Security Purchases and Sales

For the period ended September 30, 2005, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                    Cost of   Proceeds from
Divisions                                          Purchases      Sales
---------                                         ----------- -------------
AIM V.I. International Growth Fund - Series I.... $ 1,927,265  $3,173,379
AIM V.I. Premier Equity Fund - Series I..........     971,113   1,721,475
Alger American Leveraged AllCap Portfolio -
  Class O Shares.................................     403,988      55,816
Alger American MidCap Growth Portfolio - Class O
  Shares.........................................     391,560      79,954
American Century VP Value Fund - Class I.........   5,339,600   3,917,618
Credit Suisse Small Cap Growth Portfolio.........   1,250,301   1,446,352
Dreyfus IP MidCap Stock Portfolio - Initial
  shares.........................................   1,108,794     364,098
Dreyfus VIF Developing Leaders Portfolio -
  Initial shares.................................   1,176,928   1,876,485
Dreyfus VIF Quality Bond Portfolio - Initial
  shares.........................................   1,005,658   1,045,145
Fidelity VIP Asset Manager Portfolio - Service
  Class 2........................................     728,763     545,789
Fidelity VIP Contrafund Portfolio - Service
  Class 2........................................   8,145,268   4,143,183
Fidelity VIP Equity-Income Portfolio - Service
  Class 2........................................   4,081,247   4,691,875
Fidelity VIP Growth Portfolio - Service..........
  Class 2........................................   1,712,788   1,725,800
Fidelity VIP Mid Cap Portfolio - Service.........
  Class 2........................................   3,756,925   1,218,009
Franklin Templeton - Franklin Small Cap Value
  Securities Fund - Class 2......................   3,866,139   1,042,687
Franklin Templeton - Franklin Small-Mid Cap
  Growth Securities Fund - Class 2...............      31,900      54,724
Franklin Templeton - Franklin U.S. Government
  Fund - Class 2.................................   5,648,945   3,510,272
Franklin Templeton - Mutual Shares Securities
  Fund - Class 2.................................   1,511,163     550,409
Franklin Templeton - Templeton Foreign
  Securities Fund - Class 2......................   2,053,482   3,118,747
Goldman Sachs Capital Growth Fund................         610     416,215
Janus Aspen Series International Growth
  Portfolio - Service Shares.....................   1,021,293     778,444
Janus Aspen Series Mid Cap Growth Portfolio -
  Service Shares.................................     426,204     636,644
Janus Aspen Series Worldwide Growth Portfolio -
  Service Shares.................................     605,839     886,407
JPMorgan Mid Cap Value Portfolio.................   4,604,500   1,131,784
JPMorgan Small Company Portfolio.................     838,450     622,328
MFS VIT Capital Opportunities Series - Initial
  Class..........................................     411,870     469,636
MFS VIT Emerging Growth Series - Initial Class...   1,429,055   4,438,260
MFS VIT New Discovery Series - Initial Class.....     401,846     387,979
MFS VIT Research Series - Initial Class..........     330,943     182,717
MFS VIT Total Return Series - Initial Class......      79,247      99,703
Neuberger Berman AMT Mid-Cap Growth Portfolio -
  Class I........................................     522,744     260,531
Neuberger Berman AMT Partners Portfolio - Class I      31,247      61,112
Oppenheimer Balanced Fund/VA - Non-Service Shares     572,194     375,375
Oppenheimer Global Securities Fund/VA -
  Non-Service Shares.............................     992,666     129,239
Oppenheimer High Income Fund/VA - Non-Service
  Shares.........................................      22,494       6,390
PIMCO VIT Real Return Portfolio - Administrative
  Class..........................................   2,880,658   4,101,017
PIMCO VIT Short-Term Portfolio - Administrative
  Class..........................................   1,010,464   2,191,205
PIMCO VIT Total Return Portfolio -
  Administrative Class...........................  15,403,279   4,244,099
Pioneer Fund VCT Portfolio - Class I.............     232,964     360,435
Pioneer Growth Opportunities VCT Portfolio -
  Class I........................................     285,936     934,174
Putnam VT Diversified Income Fund - Class IB.....   1,027,927     321,407
Putnam VT Growth and Income Fund - Class IB......   1,671,829   1,932,100
Putnam VT International Growth and Income Fund -
  Class IB.......................................   2,120,216   2,416,267
Putnam VT Small Cap Value Fund - Class IB........      41,293     107,787
Putnam VT Vista Fund - Class IB..................      41,206       3,761
Putnam VT Voyager Fund - Class IB................      82,503      33,211
Scudder VIT Equity 500 Index Fund - Class A......       1,396      20,223
SunAmerica - Aggressive Growth Portfolio - Class
  1..............................................     296,930      32,346
SunAmerica - SunAmerica Balanced Portfolio -
  Class 1........................................     239,182      69,682
UIF Equity Growth Portfolio - Class I............     310,147     384,232

                                   VL-R - 25

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note C - Security Purchases and Sales - Continued

For the period ended September 30, 2005, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                   Cost of   Proceeds from
Divisions                                         Purchases      Sales
---------                                        ----------- -------------
UIF High Yield Portfolio - Class I.............. $   982,403  $   380,370
VALIC Company I - International Equities Fund...     293,342      324,294
VALIC Company I - Mid Cap Index Fund............   1,962,725    2,497,519
VALIC Company I - Money Market I Fund...........  14,423,502   19,297,648
VALIC Company I - Nasdaq-100 Index Fund.........     790,723      471,143
VALIC Company I - Science & Technology Fund.....     201,648      264,650
VALIC Company I - Small Cap Index Fund..........     911,083      707,601
VALIC Company I - Stock Index Fund..............   3,633,337    5,856,477
Van Kampen LIT Emerging Growth Portfolio -
  Class I.......................................       2,529        6,047
Van Kampen LIT Government Portfolio - Class I...      27,638       34,257
Van Kampen LIT Growth and Income Portfolio -
  Class I.......................................   5,703,614    1,943,285
Vanguard VIF High Yield Bond Portfolio..........   2,677,582    4,509,672
Vanguard VIF REIT Index Portfolio...............   3,885,712    3,043,176

                                   VL-R - 26

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note D - Investments

The following is a summary of fund shares owned as of September 30, 2005.

                                                                                              Value of
                                                                                 Net Asset Shares at Fair Cost of Shares
Divisions                                                               Shares     Value       Value           Held
---------                                                              --------- --------- -------------- --------------
AIM V.I. International Growth Fund - Series I.........................   318,807  $21.98    $ 7,007,388    $ 5,394,259
AIM V.I. Premier Equity Fund - Series I...............................   581,643   21.92     12,749,607     12,292,018
Alger American Leveraged AllCap Portfolio - Class O Shares............    29,033   33.19        963,619        857,047
Alger American MidCap Growth Portfolio - Class O Shares...............    63,204   21.69      1,370,891      1,193,955
American Century VP Value Fund - Class I.............................. 1,840,379    7.90     14,538,991     13,798,801
Credit Suisse Small Cap Growth Portfolio..............................   110,779   15.21      1,684,941      1,545,812
Dreyfus IP MidCap Stock Portfolio - Initial shares....................   261,252   18.75      4,898,467      3,938,848
Dreyfus VIF Developing Leaders Portfolio - Initial shares.............   270,136   43.04     11,626,665      9,425,453
Dreyfus VIF Quality Bond Portfolio - Initial shares...................   703,361   11.34      7,976,116      8,081,033
Fidelity VIP Asset Manager Portfolio - Service Class 2................   343,367   14.46      4,965,085      4,656,978
Fidelity VIP Contrafund Portfolio - Service Class 2...................   781,509   29.56     23,101,417     18,402,441
Fidelity VIP Equity-Income Portfolio - Service Class 2................   665,148   24.44     16,256,223     14,380,538
Fidelity VIP Growth Portfolio - Service Class 2.......................   361,605   32.27     11,669,007     10,430,892
Fidelity VIP Mid Cap Portfolio - Service Class 2......................   123,058   33.35      4,103,985      3,639,656
Franklin Templeton - Franklin Small Cap Value Securities Fund - Class
  2...................................................................   257,645   16.49      4,248,573      3,959,997
Franklin Templeton - Franklin Small-Mid Cap Growth Securities Fund -
  Class 2.............................................................     6,737   19.96        134,472        115,802
Franklin Templeton - Franklin U.S. Government Fund - Class 2.......... 1,060,085   12.50     13,251,061     13,710,707
Franklin Templeton - Mutual Shares Securities Fund - Class 2..........   521,849   17.63      9,200,206      6,992,645
Franklin Templeton - Templeton Foreign Securities Fund - Class 2......   709,670   15.27     10,836,666      8,188,163
Goldman Sachs Capital Growth Fund.....................................   795,745   10.36      8,243,919      7,469,608
Janus Aspen Series International Growth Portfolio - Service Shares....   131,627   32.32      4,254,199      2,986,979
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares..........    96,056   27.40      2,631,938      1,877,382
Janus Aspen Series Worldwide Growth Portfolio - Service Shares........   140,464   26.93      3,782,704      3,300,182
JPMorgan Mid Cap Value Portfolio......................................   153,957   27.55      4,241,515      4,008,345
JPMorgan Small Company Portfolio......................................   114,719   15.86      1,819,442      1,753,835
MFS VIT Capital Opportunities Series - Initial Class..................   306,554   13.42      4,113,952      3,577,436
MFS VIT Emerging Growth Series - Initial Class........................   658,172   18.35     12,077,464     10,443,442
MFS VIT New Discovery Series - Initial Class..........................   233,362   15.08      3,519,096      2,992,866
MFS VIT Research Series - Initial Class...............................   126,061   16.03      2,020,764      1,645,219
MFS VIT Total Return Series - Initial Class...........................    41,733   20.54        857,199        773,146
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I...............   172,017   19.61      3,373,254      2,604,790
Neuberger Berman AMT Partners Portfolio - Class I.....................     5,771   21.30        122,916         92,828
Oppenheimer Balanced Fund/VA - Non-Service Shares.....................    50,074   17.18        860,279        813,974
Oppenheimer Global Securities Fund/VA - Non-Service Shares............    66,519   31.90      2,121,944      1,814,716
Oppenheimer High Income Fund/VA - Non-Service Shares..................    13,352    8.36        111,619        106,813
PIMCO VIT Real Return Portfolio - Administrative Class................   914,351   13.01     11,895,701     11,494,283
PIMCO VIT Short-Term Portfolio - Administrative Class.................   477,859   10.06      4,807,266      4,821,456
PIMCO VIT Total Return Portfolio - Administrative Class............... 2,192,199   10.49     22,996,164     22,961,994
Pioneer Fund VCT Portfolio - Class I..................................   156,314   21.11      3,299,783      3,149,032
Pioneer Growth Opportunities VCT Portfolio - Class I..................   209,553   25.05      5,249,302      4,845,381
Putnam VT Diversified Income Fund - Class IB..........................   903,539    8.72      7,878,856      7,852,558
Putnam VT Growth and Income Fund - Class IB...........................   699,405   25.83     18,065,636     15,410,430
Putnam VT International Growth and Income Fund - Class IB.............   382,966   14.63      5,602,798      4,283,405
Putnam VT Small Cap Value Fund - Class IB.............................    18,642   22.79        424,855        286,443
Putnam VT Vista Fund - Class IB.......................................     9,812   13.45        131,976        107,248
Putnam VT Voyager Fund - Class IB.....................................    14,091   27.63        389,323        350,125
SunAmerica - Aggressive Growth Portfolio - Class 1....................    75,486   11.02        832,228        699,584
SunAmerica - SunAmerica Balanced Portfolio - Class 1..................    64,668   14.11        912,662        856,771

                                   VL-R - 27

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note D - Investments - Continued

The following is a summary of fund shares owned as of September 30, 2005.

                                                                   Net Asset Value of Shares Cost of Shares
Divisions                                                 Shares     Value    at Fair Value       Held
---------                                               ---------- --------- --------------- --------------
UIF Equity Growth Portfolio - Class I..................    264,821  $14.67     $ 3,884,918    $ 3,440,361
UIF High Yield Portfolio - Class I.....................    321,641    6.76       2,174,292      2,189,038
VALIC Company I - International Equities Fund..........    241,318    8.50       2,051,203      1,561,041
VALIC Company I - Mid Cap Index Fund...................    699,945   22.98      16,084,742     12,408,405
VALIC Company I - Money Market I Fund.................. 29,671,988    1.00      29,671,988     29,671,988
VALIC Company I - Nasdaq-100 Index Fund................    884,994    4.44       3,929,372      3,192,337
VALIC Company I - Science & Technology Fund............    102,214   11.62       1,187,723      1,034,066
VALIC Company I - Small Cap Index Fund.................    321,385   16.44       5,283,568      4,184,874
VALIC Company I - Stock Index Fund.....................  1,117,965   33.22      37,138,791     32,443,011
Van Kampen LIT Emerging Growth Portfolio - Class I.....      2,051   27.44          56,283         44,284
Van Kampen LIT Government Portfolio - Class I..........     18,115    9.35         169,372        171,810
Van Kampen LIT Growth and Income Portfolio - Class I...    489,602   20.16       9,870,386      8,769,549
Vanguard VIF High Yield Bond Portfolio.................    596,068    8.48       5,054,659      5,154,850
Vanguard VIF REIT Index Portfolio......................    579,168   19.92      11,537,034      9,534,834

                                   VL-R - 28

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note E - Summary of Changes in Units

Summary of Changes in Units for the period ended September 30, 2005.

                                                                        Net
                                         Accumulation  Accumulation   Increase
Divisions                                Units Issued Units Redeemed (Decrease)
---------                                ------------ -------------- ----------
AIM V.I. International Growth Fund -
  Series I
   AG Legacy Plus.......................     8,102         (1,337)      6,765
   Corporate America....................        12         (2,903)     (2,891)
   Corporate America (reduced surrender
     charge)............................       372            (13)        359
   Platinum Investor I & II.............    30,339        (56,120)    (25,781)
   Platinum Investor III................    40,007       (121,095)    (81,088)
   Platinum Investor IV.................     7,797           (624)      7,173
   Platinum Investor FlexDirector.......        96             (8)         88
   Platinum Investor PLUS...............     6,032         (1,480)      4,552
   Platinum Investor Survivor...........     1,470        (20,753)    (19,283)
   Platinum Investor Survivor II........       793        (15,546)    (14,753)
AIM V.I. Premier Equity Fund - Series I
   Corporate America....................        22           (182)       (160)
   Platinum Investor I & II.............    77,182       (139,371)    (62,189)
   Platinum Investor III................    97,390       (115,596)    (18,206)
   Platinum Investor IV.................     4,642           (387)      4,255
   Platinum Investor FlexDirector.......         3             (8)         (5)
   Platinum Investor PLUS...............     5,127         (2,524)      2,603
   Platinum Investor Survivor...........    11,042        (13,989)     (2,947)
   Platinum Investor Survivor II........     1,378           (905)        473
Alger American Leveraged AllCap
  Portfolio - Class O Shares
   Platinum Investor I & II.............     7,755            (98)      7,657
   Platinum Investor III................    19,054         (4,128)     14,926
   Platinum Investor IV.................     2,049           (160)      1,889
   Platinum Investor FlexDirector.......        96             (5)         91
   Platinum Investor PLUS...............     3,257         (1,055)      2,202
   Platinum Investor Survivor...........       111           (104)          7
   Platinum Investor Survivor II........        46             (1)         45
Alger American MidCap Growth Portfolio
  - Class O Shares
   Corporate America (reduced surrender
     charge)............................       593             --         593
   Platinum Investor I & II.............       147           (257)       (110)
   Platinum Investor III................    19,103         (6,375)     12,728
   Platinum Investor IV.................     2,388           (258)      2,130
   Platinum Investor FlexDirector.......       952           (297)        655
   Platinum Investor PLUS...............     2,350         (1,289)      1,061
   Platinum Investor Survivor...........       843           (102)        741
   Platinum Investor Survivor II........     1,399           (170)      1,229
American Century VP Value Fund - Class I
   AG Legacy Plus.......................     1,245         (4,837)     (3,592)
   Corporate America....................        --           (469)       (469)
   Corporate America (reduced surrender
     charge)............................     5,873           (250)      5,623
   Platinum Investor I & II.............    45,863        (27,525)     18,338
   Platinum Investor III................    81,347        (87,771)     (6,424)
   Platinum Investor IV.................    16,441           (915)     15,526
   Platinum Investor FlexDirector.......        17            (17)         --
   Platinum Investor PLUS...............    20,286         (7,376)     12,910
   Platinum Investor Survivor...........     1,845         (9,271)     (7,426)
   Platinum Investor Survivor II........     4,760        (35,361)    (30,601)
Credit Suisse Small Cap Growth Portfolio
   Platinum Investor I & II.............     4,716        (16,318)    (11,602)

                                   VL-R - 29

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note E - Summary of Changes in Units - Continued

Summary of Changes in Units for the period ended September 30, 2005.

                                         Accumulation  Accumulation  Net Increase
Divisions                                Units Issued Units Redeemed  (Decrease)
---------                                ------------ -------------- ------------
Credit Suisse Small Cap Growth
  Portfolio - Continued
   Platinum Investor III................    27,455       (47,189)      (19,734)
   Platinum Investor IV.................     1,873          (172)        1,701
   Platinum Investor FlexDirector.......       831           (74)          757
   Platinum Investor PLUS...............     4,439        (1,955)        2,484
   Platinum Investor Survivor...........       375          (138)          237
   Platinum Investor Survivor II........       513          (157)          356
Dreyfus IP MidCap Stock Portfolio -
  Initial shares
   Platinum Investor I & II.............    45,164        (9,961)       35,203
   Platinum Investor III................    44,662       (23,870)       20,792
   Platinum Investor IV.................     2,407          (242)        2,165
   Platinum Investor FlexDirector.......         3            (2)            1
   Platinum Investor PLUS...............     5,928        (2,484)        3,444
   Platinum Investor Survivor...........     1,503        (3,715)       (2,212)
   Platinum Investor Survivor II........     3,892          (564)        3,328
Dreyfus VIF Developing Leaders
  Portfolio - Initial shares
   Corporate America....................        13        (5,599)       (5,586)
   Corporate America (reduced surrender
     charge)............................       833            (2)          831
   Platinum Investor I & II.............    34,360       (58,059)      (23,699)
   Platinum Investor III................    89,537       (93,836)       (4,299)
   Platinum Investor IV.................     3,496          (369)        3,127
   Platinum Investor FlexDirector.......       503            --           503
   Platinum Investor PLUS...............     9,711        (4,458)        5,253
   Platinum Investor Survivor...........     2,990        (6,898)       (3,908)
   Platinum Investor Survivor II........     2,897       (23,443)      (20,546)
Dreyfus VIF Quality Bond Portfolio -
  Initial shares
   Corporate America....................         7        (4,421)       (4,414)
   Corporate America (reduced surrender
     charge)............................     3,284           (19)        3,265
   Platinum Investor I & II.............    11,220       (25,888)      (14,668)
   Platinum Investor III................    62,447       (57,927)        4,520
   Platinum Investor IV.................     4,491          (270)        4,221
   Platinum Investor PLUS...............     6,027        (3,352)        2,675
   Platinum Investor Survivor...........       766        (8,542)       (7,776)
   Platinum Investor Survivor II........     3,001        (3,174)         (173)
Fidelity VIP Asset Manager Portfolio -
  Service Class 2
   AG Legacy Plus.......................       105        (2,795)       (2,690)
   Platinum Investor I & II.............     1,734       (30,305)      (28,571)
   Platinum Investor III................    62,251       (31,133)       31,118
   Platinum Investor IV.................     3,136          (215)        2,921
   Platinum Investor FlexDirector.......       741            (7)          734
   Platinum Investor PLUS...............     8,658        (3,086)        5,572
   Platinum Investor Survivor...........     1,157          (564)          593
   Platinum Investor Survivor II........     1,855        (3,459)       (1,604)
Fidelity VIP Contrafund Portfolio -
  Service Class 2
   AG Legacy Plus.......................     1,150        (4,139)       (2,989)
   Corporate America....................        --        (1,348)       (1,348)
   Corporate America (reduced surrender
     charge)............................     3,671          (281)        3,390
   Platinum Investor I & II.............    81,508       (28,037)       53,471
   Platinum Investor III................   292,954       (89,904)      203,050
   Platinum Investor IV.................    26,100        (1,451)       24,649
   Platinum Investor FlexDirector.......     5,056           (11)        5,045

                                   VL-R - 30

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note E - Summary of Changes in Units - Continued

Summary of Changes in Units for the period ended September 30, 2005.

                                         Accumulation  Accumulation  Net Increase
Divisions                                Units Issued Units Redeemed  (Decrease)
---------                                ------------ -------------- ------------
Fidelity VIP Contrafund Portfolio -
  Service Class 2 - Continued
   Platinum Investor PLUS...............    66,975        (11,386)       55,589
   Platinum Investor Survivor...........    17,244         (3,605)       13,639
   Platinum Investor Survivor II........    12,590         (2,221)       10,369
Fidelity VIP Equity-Income Portfolio -
  Service Class 2
   AG Legacy Plus.......................     2,220         (6,195)       (3,975)
   Corporate America....................        --        (14,816)      (14,816)
   Corporate America (reduced surrender
     charge)............................     9,852           (253)        9,599
   Platinum Investor I & II.............    28,102       (110,331)      (82,229)
   Platinum Investor III................   148,544       (184,594)      (36,050)
   Platinum Investor IV.................    15,315           (958)       14,357
   Platinum Investor FlexDirector.......       261            (42)          219
   Platinum Investor PLUS...............    23,555         (9,664)       13,891
   Platinum Investor Survivor...........    11,830        (24,735)      (12,905)
   Platinum Investor Survivor II........     3,071        (13,383)      (10,312)
Fidelity VIP Growth Portfolio - Service
  Class 2
   AG Legacy Plus.......................       765         (1,956)       (1,191)
   Corporate America....................        --         (5,424)       (5,424)
   Corporate America (reduced surrender
     charge)............................     5,383            (68)        5,315
   Platinum Investor I & II.............    23,563       (144,190)     (120,627)
   Platinum Investor III................   229,669       (147,725)       81,944
   Platinum Investor IV.................    14,535         (1,085)       13,450
   Platinum Investor FlexDirector.......     1,372         (4,371)       (2,999)
   Platinum Investor PLUS...............    30,540        (13,199)       17,341
   Platinum Investor Survivor...........     6,389        (16,316)       (9,927)
   Platinum Investor Survivor II........     4,293         (3,196)        1,097
Fidelity VIP Mid Cap Portfolio -
  Service Class 2
   Corporate America (reduced surrender
     charge)............................    10,984           (107)       10,877
   Platinum Investor I & II.............       130        (12,561)      (12,431)
   Platinum Investor III................   130,311         (7,829)      122,482
   Platinum Investor IV.................     9,530           (787)        8,743
   Platinum Investor FlexDirector.......        23            (26)           (3)
   Platinum Investor PLUS...............     4,922         (1,489)        3,433
   Platinum Investor Survivor...........    11,309           (150)       11,159
   Platinum Investor Survivor II........     8,359           (149)        8,210
Franklin Templeton - Franklin Small Cap
  Value Securities Fund - Class 2
   Corporate America (reduced surrender
     charge)............................     1,445            (14)        1,431
   Platinum Investor I & II.............     6,506           (489)        6,017
   Platinum Investor III................   138,841         (6,757)      132,084
   Platinum Investor IV.................    10,583           (568)       10,015
   Platinum Investor FlexDirector.......        --            (28)          (28)
   Platinum Investor PLUS...............     8,393         (2,113)        6,280
   Platinum Investor Survivor...........    11,629           (488)       11,141
   Platinum Investor Survivor II........    10,530           (121)       10,409
Franklin Templeton - Franklin Small-Mid
  Cap Growth Securities Fund - Class 2
   AG Legacy Plus.......................       187         (3,858)       (3,671)
Franklin Templeton - Franklin U.S.
  Government Fund - Class 2
   Platinum Investor I & II.............    53,602         (5,959)       47,643
   Platinum Investor III................   131,905        (60,711)       71,194
   Platinum Investor IV.................     4,091           (288)        3,803
   Platinum Investor PLUS...............     4,642         (3,497)        1,145

                                   VL-R - 31

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note E - Summary of Changes in Units - Continued

Summary of Changes in Units for the period ended September 30, 2005.

                                         Accumulation  Accumulation  Net Increase
Divisions                                Units Issued Units Redeemed  (Decrease)
---------                                ------------ -------------- ------------
Franklin Templeton - Franklin U.S.
  Government Fund - Class 2 - Continued
   Platinum Investor Survivor...........     7,340           (37)        7,303
   Platinum Investor Survivor II........    15,949        (3,831)       12,118
Franklin Templeton - Mutual Shares
  Securities Fund - Class 2
   Platinum Investor I & II.............    57,536        (5,058)       52,478
   Platinum Investor III................    35,372       (30,277)        5,095
   Platinum Investor IV.................     7,203          (480)        6,723
   Platinum Investor FlexDirector.......     3,112            (9)        3,103
   Platinum Investor PLUS...............    11,415        (3,862)        7,553
   Platinum Investor Survivor...........       303           (79)          224
   Platinum Investor Survivor II........     1,453        (1,140)          313
Franklin Templeton - Templeton Foreign
  Securities Fund - Class 2
   AG Legacy Plus.......................       611        (2,973)       (2,362)
   Platinum Investor I & II.............    13,258       (46,618)      (33,360)
   Platinum Investor III................    31,376       (85,850)      (54,474)
   Platinum Investor IV.................    10,676          (603)       10,073
   Platinum Investor FlexDirector.......     1,054           (34)        1,020
   Platinum Investor PLUS...............    10,342        (3,115)        7,227
   Platinum Investor Survivor...........       589       (14,896)      (14,307)
   Platinum Investor Survivor II........     1,000        (5,424)       (4,424)
Goldman Sachs Capital Growth Fund
   Platinum Investor I & II.............        --          (485)         (485)
   Platinum Investor III................        --        (1,446)       (1,446)
   Platinum Investor PLUS...............        --            (1)           (1)
   Platinum Investor Survivor...........        --       (27,065)      (27,065)
   Platinum Investor Survivor II........        --       (12,760)      (12,760)
Janus Aspen Series International Growth
  Portfolio - Service Shares
   Corporate America....................        --        (3,189)       (3,189)
   Platinum Investor I & II.............    13,594       (10,330)        3,264
   Platinum Investor III................    43,117       (27,868)       15,249
   Platinum Investor IV.................     6,811          (475)        6,336
   Platinum Investor FlexDirector.......     1,992        (1,176)          816
   Platinum Investor PLUS...............     3,308        (1,428)        1,880
   Platinum Investor Survivor...........     6,107        (3,011)        3,096
   Platinum Investor Survivor II........     1,904          (400)        1,504
Janus Aspen Series Mid Cap Growth
  Portfolio - Service Shares
   Corporate America....................        --          (167)         (167)
   Platinum Investor I & II.............     4,856        (5,370)         (514)
   Platinum Investor III................    64,309       (87,007)      (22,698)
   Platinum Investor IV.................     1,595          (120)        1,475
   Platinum Investor PLUS...............     3,031        (1,314)        1,717
   Platinum Investor Survivor...........     2,465       (19,798)      (17,333)
   Platinum Investor Survivor II........       916        (2,457)       (1,541)
Janus Aspen Series Worldwide Growth
  Portfolio - Service Shares
   Corporate America....................        --        (6,619)       (6,619)
   Corporate America (reduced surrender
     charge)............................     3,732           (39)        3,693
   Platinum Investor I & II.............     2,551       (15,310)      (12,759)
   Platinum Investor III................    71,043       (76,206)       (5,163)
   Platinum Investor IV.................     3,980          (161)        3,819
   Platinum Investor PLUS...............     4,035        (2,241)        1,794
   Platinum Investor Survivor...........     4,213       (15,302)      (11,089)

                                   VL-R - 32

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note E - Summary of Changes in Units - Continued

Summary of Changes in Units for the period ended September 30, 2005.

                                       Accumulation  Accumulation  Net Increase
Divisions                              Units Issued Units Redeemed  (Decrease)
---------                              ------------ -------------- ------------
Janus Aspen Series Worldwide Growth
  Portfolio - Service Shares -
  Continued
   Platinum Investor Survivor II......     2,632        (18,149)      (15,517)
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II...........     4,830           (116)        4,714
   Platinum Investor III..............   178,849         (3,963)      174,886
   Platinum Investor IV...............     6,843           (344)        6,499
   Platinum Investor PLUS.............    15,800           (929)       14,871
   Platinum Investor Survivor.........    17,713            (72)       17,641
   Platinum Investor Survivor II......    14,582           (103)       14,479
JPMorgan Small Company Portfolio
   Platinum Investor I & II...........     3,151         (8,245)       (5,094)
   Platinum Investor III..............    19,907        (24,611)       (4,704)
   Platinum Investor IV...............     2,423           (282)        2,141
   Platinum Investor FlexDirector.....        70            (10)           60
   Platinum Investor PLUS.............     4,699         (1,418)        3,281
   Platinum Investor Survivor.........       135           (291)         (156)
   Platinum Investor Survivor II......     2,594           (237)        2,357
MFS VIT Capital Opportunities Series
  - Initial Class
   Platinum Investor I & II...........     3,282        (12,733)       (9,451)
   Platinum Investor III..............    78,171        (90,684)      (12,513)
   Platinum Investor IV...............     2,394           (162)        2,232
   Platinum Investor FlexDirector.....         4             (5)           (1)
   Platinum Investor PLUS.............    11,820         (4,564)        7,256
   Platinum Investor Survivor.........     3,602         (8,089)       (4,487)
   Platinum Investor Survivor II......       723           (394)          329
MFS VIT Emerging Growth Series -
  Initial Class
   AG Legacy Plus.....................       470         (1,105)         (635)
   Corporate America..................        --         (1,040)       (1,040)
   Corporate America (reduced
     surrender charge)................        40            (19)           21
   Platinum Investor I & II...........    89,568       (157,243)      (67,675)
   Platinum Investor III..............   123,405       (468,571)     (345,166)
   Platinum Investor IV...............     2,822           (136)        2,686
   Platinum Investor FlexDirector.....        --            (33)          (33)
   Platinum Investor PLUS.............    11,253         (5,029)        6,224
   Platinum Investor Survivor.........    15,278        (68,201)      (52,923)
   Platinum Investor Survivor II......       686        (29,335)      (28,649)
MFS VIT New Discovery Series -
  Initial Class
   AG Legacy Plus.....................     5,278         (1,327)        3,951
   Corporate America..................        --           (194)         (194)
   Platinum Investor I & II...........     3,993        (19,494)      (15,501)
   Platinum Investor III..............    54,521        (45,982)        8,539
   Platinum Investor IV...............     2,500           (121)        2,379
   Platinum Investor FlexDirector.....         3            (10)           (7)
   Platinum Investor PLUS.............     5,460         (2,617)        2,843
   Platinum Investor Survivor.........     1,978         (1,155)          823
   Platinum Investor Survivor II......     1,123           (847)          276
MFS VIT Research Series - Initial
  Class
   Corporate America..................        --         (3,158)       (3,158)
   Corporate America (reduced
     surrender charge)................       134           (134)           --
   Platinum Investor I & II...........     2,815         (6,750)       (3,935)
   Platinum Investor III..............    44,474        (24,521)       19,953

                                   VL-R - 33

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note E - Summary of Changes in Units - Continued

Summary of Changes in Units for the period ended September 30, 2005.

                                       Accumulation  Accumulation  Net Increase
Divisions                              Units Issued Units Redeemed  (Decrease)
---------                              ------------ -------------- ------------
MFS VIT Research Series - Initial
  Class - Continued
   Platinum Investor IV...............     1,685            (59)       1,626
   Platinum Investor FlexDirector.....        --             (3)          (3)
   Platinum Investor PLUS.............     3,356           (889)       2,467
   Platinum Investor Survivor.........     2,543         (1,672)         871
   Platinum Investor Survivor II......       427           (439)         (12)
MFS VIT Total Return Series - Initial
  Class
   AG Legacy Plus.....................     3,236        (14,223)     (10,987)
Neuberger Berman AMT Mid-Cap Growth
  Portfolio - Class I
   Corporate America..................        --         (1,789)      (1,789)
   Corporate America (reduced
     surrender charge)................       369             (5)         364
   Platinum Investor I & II...........     6,843         (7,692)        (849)
   Platinum Investor III..............    58,016        (38,780)      19,236
   Platinum Investor IV...............     3,635           (146)       3,489
   Platinum Investor FlexDirector.....       229             (5)         224
   Platinum Investor PLUS.............    14,051         (4,492)       9,559
   Platinum Investor Survivor.........     7,871         (8,721)        (850)
   Platinum Investor Survivor II......     2,885           (745)       2,140
Neuberger Berman AMT Partners
  Portfolio - Class I
   AG Legacy Plus.....................        82         (2,846)      (2,764)
Oppenheimer Balanced Fund/VA -
  Non-Service Shares
   Platinum Investor I & II...........    10,135           (197)       9,938
   Platinum Investor III..............    12,575         (3,911)       8,664
   Platinum Investor IV...............     6,214           (243)       5,971
   Platinum Investor FlexDirector.....        43             (6)          37
   Platinum Investor PLUS.............     7,162        (17,464)     (10,302)
   Platinum Investor Survivor.........       350           (350)          --
   Platinum Investor Survivor II......       174           (192)         (18)
Oppenheimer Global Securities Fund/VA
  - Non-Service Shares
   Platinum Investor I & II...........    13,569         (4,384)       9,185
   Platinum Investor III..............    36,760         (7,439)      29,321
   Platinum Investor IV...............     9,465           (631)       8,834
   Platinum Investor FlexDirector.....        11             (4)           7
   Platinum Investor PLUS.............     3,739         (1,371)       2,368
   Platinum Investor Survivor.........     2,469            (93)       2,376
   Platinum Investor Survivor II......     2,956            (71)       2,885
Oppenheimer High Income Fund/VA -
  Non-Service Shares
   AG Legacy Plus.....................     1,203           (356)         847
PIMCO VIT Real Return Portfolio -
  Administrative Class
   AG Legacy Plus.....................     2,755        (11,360)      (8,605)
   Corporate America..................        --            (74)         (74)
   Corporate America (reduced
     surrender charge)................     4,110            (37)       4,073
   Platinum Investor I & II...........    29,248        (12,324)      16,924
   Platinum Investor III..............    73,098       (156,250)     (83,152)
   Platinum Investor IV...............     8,868           (392)       8,476
   Platinum Investor FlexDirector.....        32            (23)           9
   Platinum Investor PLUS.............     9,906         (6,409)       3,497
   Platinum Investor Survivor.........       966        (16,151)     (15,185)
   Platinum Investor Survivor II......     5,361        (19,608)     (14,247)
PIMCO VIT Short-Term Portfolio -
  Administrative Class
   Corporate America..................        --        (20,637)     (20,637)

                                   VL-R - 34

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note E - Summary of Changes in Units - Continued

Summary of Changes in Units for the period ended September 30, 2005.

                                       Accumulation  Accumulation  Net Increase
Divisions                              Units Issued Units Redeemed  (Decrease)
---------                              ------------ -------------- ------------
PIMCO VIT Short-Term Portfolio -
  Administrative Class - Continued
   Platinum Investor I & II...........    10,856       (115,924)     (105,068)
   Platinum Investor III..............    36,849        (29,145)        7,704
   Platinum Investor IV...............     9,951           (644)        9,307
   Platinum Investor FlexDirector.....     2,336           (346)        1,990
   Platinum Investor PLUS.............     7,344         (2,120)        5,224
   Platinum Investor Survivor.........       696         (8,556)       (7,860)
   Platinum Investor Survivor II......     1,578         (2,559)         (981)
PIMCO VIT Total Return Portfolio -
  Administrative Class
   AG Legacy Plus.....................     5,740         (5,563)          177
   Corporate America..................        --         (8,965)       (8,965)
   Corporate America (reduced
     surrender charge)................     3,935            (17)        3,918
   Platinum Investor I & II...........    71,722        (17,247)       54,475
   Platinum Investor III..............   718,428        (72,710)      645,718
   Platinum Investor IV...............    16,979         (1,103)       15,876
   Platinum Investor FlexDirector.....     2,845           (350)        2,495
   Platinum Investor PLUS.............    20,900         (8,015)       12,885
   Platinum Investor Survivor.........    58,229         (2,848)       55,381
   Platinum Investor Survivor II......    55,968         (3,289)       52,679
Pioneer Fund VCT Portfolio - Class I
   Platinum Investor I & II...........    19,011        (31,017)      (12,006)
   Platinum Investor III..............     7,870         (9,468)       (1,598)
   Platinum Investor PLUS.............       152           (126)           26
   Platinum Investor Survivor.........     1,197         (1,904)         (707)
   Platinum Investor Survivor II......       231            (47)          184
Pioneer Growth Opportunities VCT
  Portfolio - Class I
   Corporate America..................         9            (75)          (66)
   Platinum Investor I & II...........    26,755        (63,046)      (36,291)
   Platinum Investor III..............    22,123        (24,956)       (2,833)
   Platinum Investor PLUS.............       824           (454)          370
   Platinum Investor Survivor.........       524         (2,539)       (2,015)
   Platinum Investor Survivor II......        46        (19,758)      (19,712)
Putnam VT Diversified Income Fund -
  Class IB
   AG Legacy Plus.....................     1,140           (509)          631
   Corporate America..................        (3)        (4,338)       (4,341)
   Corporate America (reduced
     surrender charge)................     8,302            (94)        8,208
   Platinum Investor I & II...........    12,748        (10,903)        1,845
   Platinum Investor III..............    14,528         (8,848)        5,680
   Platinum Investor IV...............     2,864           (128)        2,736
   Platinum Investor FlexDirector.....        --             (3)           (3)
   Platinum Investor PLUS.............     1,948         (1,043)          905
   Platinum Investor Survivor.........        --           (696)         (696)
   Platinum Investor Survivor II......       839           (362)          477
Putnam VT Growth and Income Fund -
  Class IB
   Corporate America..................        (4)       (16,101)      (16,105)
   Corporate America (reduced
     surrender charge)................    13,151           (481)       12,670
   Platinum Investor I & II...........    33,258       (118,748)      (85,490)
   Platinum Investor III..............   104,020        (74,405)       29,615
   Platinum Investor IV...............    14,559         (1,215)       13,344
   Platinum Investor FlexDirector.....     1,853           (120)        1,733
   Platinum Investor PLUS.............    10,641         (4,642)        5,999

                                   VL-R - 35

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note E - Summary of Changes in Units - Continued

Summary of Changes in Units for the period ended September 30, 2005.

                                         Accumulation  Accumulation  Net Increase
Divisions                                Units Issued Units Redeemed  (Decrease)
---------                                ------------ -------------- ------------
Putnam VT Growth and Income Fund -
  Class IB - Continued
   Platinum Investor Survivor...........     7,024        (7,047)          (23)
   Platinum Investor Survivor II........     2,513        (1,128)        1,385
Putnam VT International Growth and
  Income Fund - Class IB
   Corporate America....................        --        (2,293)       (2,293)
   Corporate America (reduced surrender
     charge)............................       125            --           125
   Platinum Investor I & II.............    13,389       (29,635)      (16,246)
   Platinum Investor III................    44,682       (64,624)      (19,942)
   Platinum Investor IV.................     6,977          (457)        6,520
   Platinum Investor FlexDirector.......         8           (18)          (10)
   Platinum Investor PLUS...............     5,230        (1,607)        3,623
   Platinum Investor Survivor...........     3,154        (1,496)        1,658
   Platinum Investor Survivor II........       455          (549)          (94)
Putnam VT Small Cap Value Fund - Class
  IB
   AG Legacy Plus.......................       462        (5,279)       (4,817)
Putnam VT Vista Fund - Class IB
   AG Legacy Plus.......................     7,700          (791)        6,909
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus.......................    14,630        (5,525)        9,105
Scudder VIT Equity 500 Index Fund -
  Class A
   Legacy Plus..........................       129        (1,986)       (1,857)
SunAmerica - Aggressive Growth
  Portfolio - Class 1
   Platinum Investor I & II.............     6,254          (587)        5,667
   Platinum Investor III................    18,230        (5,594)       12,636
   Platinum Investor IV.................     2,333          (196)        2,137
   Platinum Investor PLUS...............     2,938          (978)        1,960
   Platinum Investor Survivor...........        27          (121)          (94)
   Platinum Investor Survivor II........       221           (48)          173
SunAmerica - SunAmerica Balanced
  Portfolio - Class 1
   Platinum Investor I & II.............       623          (120)          503
   Platinum Investor III................    19,375        (8,966)       10,409
   Platinum Investor IV.................     3,063          (184)        2,879
   Platinum Investor PLUS...............     4,874        (2,462)        2,412
   Platinum Investor Survivor II........       507          (217)          290
UIF Equity Growth Portfolio - Class I
   Platinum Investor I & II.............    39,093       (48,774)       (9,681)
   Platinum Investor III................    14,351       (10,870)        3,481
   Platinum Investor IV.................       952          (106)          846
   Platinum Investor PLUS...............     1,032          (537)          495
   Platinum Investor Survivor...........     1,359        (3,253)       (1,894)
   Platinum Investor Survivor II........       167           (40)          127
UIF High Yield Portfolio - Class I
   Platinum Investor I & II.............     6,091       (17,677)      (11,586)
   Platinum Investor III................     4,399        (5,008)         (609)
   Platinum Investor IV.................       242           (28)          214
   Platinum Investor FlexDirector.......       408           (27)          381
   Platinum Investor PLUS...............     1,092          (387)          705
   Platinum Investor Survivor...........    59,550        (7,783)       51,767
   Platinum Investor Survivor II........        33          (318)         (285)
VALIC Company I - International
  Equities Fund
   AG Legacy Plus.......................       328        (4,263)       (3,935)

                                   VL-R - 36

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note E - Summary of Changes in Units - Continued

Summary of Changes in Units for the period ended September 30, 2005.

                                         Accumulation  Accumulation  Net Increase
Divisions                                Units Issued Units Redeemed  (Decrease)
---------                                ------------ -------------- ------------
VALIC Company I - International
  Equities Fund - Continued
   Platinum Investor I & II.............     6,833        (11,081)       (4,248)
   Platinum Investor III................    15,742        (16,211)         (469)
   Platinum Investor IV.................     1,692           (189)        1,503
   Platinum Investor FlexDirector.......        --            (35)          (35)
   Platinum Investor PLUS...............     1,842           (729)        1,113
   Platinum Investor Survivor...........     2,214         (1,346)          868
   Platinum Investor Survivor II........       439           (325)          114
VALIC Company I - Mid Cap Index Fund
   AG Legacy Plus.......................     1,275         (3,902)       (2,627)
   Corporate America....................        13           (148)         (135)
   Corporate America (reduced surrender
     charge)............................       856            (16)          840
   Platinum Investor I & II.............    27,897        (48,755)      (20,858)
   Platinum Investor III................    66,108        (69,268)       (3,160)
   Platinum Investor IV.................     7,201           (485)        6,716
   Platinum Investor FlexDirector.......        28            (11)           17
   Platinum Investor PLUS...............    11,298        (10,668)          630
   Platinum Investor Survivor...........     3,641         (5,961)       (2,320)
   Platinum Investor Survivor II........     1,511        (13,187)      (11,676)
VALIC Company I - Money Market I Fund
   AG Legacy Plus.......................     2,305         (5,042)       (2,737)
   Corporate America....................        --         (6,349)       (6,349)
   Corporate America (reduced surrender
     charge)............................    38,511        (59,645)      (21,134)
   Legacy Plus..........................        63         (1,149)       (1,086)
   Platinum Investor I & II.............   100,660       (293,478)     (192,818)
   Platinum Investor III................   591,666       (787,871)     (196,205)
   Platinum Investor IV.................   301,129       (272,418)       28,711
   Platinum Investor FlexDirector.......    17,563        (22,449)       (4,886)
   Platinum Investor PLUS...............   148,493       (164,422)      (15,929)
   Platinum Investor Survivor...........    18,269       (104,734)      (86,465)
   Platinum Investor Survivor II........   103,932        (82,676)       21,256
VALIC Company I - Nasdaq-100 Index Fund
   Platinum Investor I & II.............    23,420        (11,659)       11,761
   Platinum Investor III................    79,200        (56,021)       23,179
   Platinum Investor IV.................     1,149           (103)        1,046
   Platinum Investor FlexDirector.......        27            (27)           --
   Platinum Investor PLUS...............     5,794         (1,754)        4,040
   Platinum Investor Survivor...........     9,425        (26,660)      (17,235)
   Platinum Investor Survivor II........    21,894         (2,580)       19,314
VALIC Company I - Science & Technology
  Fund
   Platinum Investor I & II.............     2,126        (20,614)      (18,488)
   Platinum Investor III................    32,258        (34,065)       (1,807)
   Platinum Investor IV.................       734            (54)          680
   Platinum Investor FlexDirector.......        29            (29)           --
   Platinum Investor PLUS...............     1,060           (863)          197
   Platinum Investor Survivor...........     2,363         (1,812)          551
   Platinum Investor Survivor II........       561           (151)          410
VALIC Company I - Small Cap Index Fund
   Corporate America....................        --         (4,269)       (4,269)
   Platinum Investor I & II.............    16,822         (6,563)       10,259
   Platinum Investor III................    38,396        (26,531)       11,865

                                   VL-R - 37

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note E - Summary of Changes in Units - Continued

Summary of Changes in Units for the period ended September 30, 2005.

                                         Accumulation  Accumulation  Net Increase
Divisions                                Units Issued Units Redeemed  (Decrease)
---------                                ------------ -------------- ------------
VALIC Company I - Small Cap Index Fund
  - Continued
   Platinum Investor IV.................     6,150           (311)        5,839
   Platinum Investor FlexDirector.......        46            (29)           17
   Platinum Investor PLUS...............     7,811        (11,377)       (3,566)
   Platinum Investor Survivor...........     1,180         (5,733)       (4,553)
   Platinum Investor Survivor II........     1,921           (419)        1,502
VALIC Company I - Stock Index Fund
   AG Legacy Plus.......................     1,159         (5,442)       (4,283)
   Corporate America....................        22         (7,885)       (7,863)
   Corporate America (reduced surrender
     charge)............................     4,085           (185)        3,900
   Platinum Investor I & II.............    93,646       (196,828)     (103,182)
   Platinum Investor III................   216,642       (372,353)     (155,711)
   Platinum Investor IV.................    11,637           (503)       11,134
   Platinum Investor FlexDirector.......     7,390           (152)        7,238
   Platinum Investor PLUS...............    36,127         (7,188)       28,939
   Platinum Investor Survivor...........    16,381        (69,494)      (53,113)
   Platinum Investor Survivor II........     8,015         (4,325)        3,690
Van Kampen LIT Emerging Growth
  Portfolio - Class I
   AG Legacy Plus.......................       804         (1,527)         (723)
Van Kampen LIT Government Portfolio -
  Class I
   AG Legacy Plus.......................     1,681         (2,640)         (959)
Van Kampen LIT Growth and Income
  Portfolio - Class I
   Platinum Investor I & II.............    73,596        (14,607)       58,989
   Platinum Investor III................   210,213        (24,772)      185,441
   Platinum Investor IV.................    13,783           (725)       13,058
   Platinum Investor FlexDirector.......       586            (18)          568
   Platinum Investor PLUS...............     6,409         (2,854)        3,555
   Platinum Investor Survivor...........    23,593         (3,978)       19,615
   Platinum Investor Survivor II........    15,699           (840)       14,859
Vanguard VIF High Yield Bond Portfolio
   Corporate America (reduced surrender
     charge)............................     1,466             (3)        1,463
   Platinum Investor I & II.............    10,436        (31,482)      (21,046)
   Platinum Investor III................    42,336       (118,301)      (75,965)
   Platinum Investor IV.................     6,962           (518)        6,444
   Platinum Investor FlexDirector.......        18            (18)           --
   Platinum Investor PLUS...............     8,193         (4,015)        4,178
   Platinum Investor Survivor...........     5,552        (72,593)      (67,041)
   Platinum Investor Survivor II........       790        (17,822)      (17,032)
Vanguard VIF REIT Index Portfolio
   Corporate America....................        --            (16)          (16)
   Corporate America (reduced surrender
     charge)............................       574             --           574
   Platinum Investor I & II.............    23,137         (8,070)       15,067
   Platinum Investor III................    50,610        (65,096)      (14,486)
   Platinum Investor IV.................    17,114         (1,227)       15,887
   Platinum Investor FlexDirector.......     1,197            (65)        1,132
   Platinum Investor PLUS...............    13,335        (17,462)       (4,127)
   Platinum Investor Survivor...........     1,806         (6,818)       (5,012)
   Platinum Investor Survivor II........     1,713         (5,709)       (3,996)

                                   VL-R - 38

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note E - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2004.

                                                    Accumulation
                                       Accumulation    Units     Net Increase
   Divisions                           Units Issued   Redeemed    (Decrease)
   ---------                           ------------ ------------ ------------
   AIM V.I. International Growth Fund
     - Series I
      AG Legacy Plus..................     8,359        (1,179)      7,180
      Corporate America...............       600          (229)        371
      Corporate America (reduced
        surrender charge).............       680            (1)        679
      Platinum Investor I & II........    49,192       (55,963)     (6,771)
      Platinum Investor III...........   211,190       (29,025)    182,165
      Platinum Investor PLUS..........     7,344        (1,271)      6,073
      Platinum Investor Survivor......    27,183        (5,899)     21,284
      Platinum Investor Survivor II...    15,918          (218)     15,700
   AIM V.I. Premier Equity Fund -
     Series I
      Corporate America...............        78          (236)       (158)
      Platinum Investor I & II........   146,834      (152,515)     (5,681)
      Platinum Investor III...........   160,395       (94,147)     66,248
      Platinum Investor FlexDirector..       205            (1)        204
      Platinum Investor PLUS..........    10,275        (2,475)      7,800
      Platinum Investor Survivor......    24,355       (17,775)      6,580
      Platinum Investor Survivor II...     4,256        (1,177)      3,079
   Alger American Leveraged AllCap
     Portfolio - Class O Shares
      Platinum Investor I & II........       141           (43)         98
      Platinum Investor III...........    19,000        (4,298)     14,702
      Platinum Investor PLUS..........     8,707          (879)      7,828
      Platinum Investor Survivor......       163          (151)         12
      Platinum Investor Survivor II...        37           (12)         25
   Alger American MidCap Growth
     Portfolio - Class O Shares
      Platinum Investor I & II........     9,145          (266)      8,879
      Platinum Investor III...........    31,988        (6,373)     25,615
      Platinum Investor FlexDirector..     5,715           (28)      5,687
      Platinum Investor PLUS..........     6,929        (1,158)      5,771
      Platinum Investor Survivor......        --        (1,929)     (1,929)
      Platinum Investor Survivor II...       726          (139)        587
   American Century VP Value Fund -
     Class I
      AG Legacy Plus..................     5,289        (1,997)      3,292
      Corporate America...............        --        (1,685)     (1,685)
      Platinum Investor I & II........    49,139       (27,229)     21,910
      Platinum Investor III...........   221,222       (63,883)    157,339
      Platinum Investor FlexDirector..        34            (3)         31
      Platinum Investor PLUS..........    26,107        (6,885)     19,222
      Platinum Investor Survivor......    12,134        (5,109)      7,025
      Platinum Investor Survivor II...    40,828        (7,494)     33,334
   Credit Suisse Small Cap Growth
     Portfolio
      Platinum Investor I & II........    27,987        (4,094)     23,893
      Platinum Investor III...........    45,006       (19,750)     25,256
      Platinum Investor FlexDirector..     4,748           (25)      4,723
      Platinum Investor PLUS..........     6,102        (1,515)      4,587
      Platinum Investor Survivor......       402        (2,133)     (1,731)

                                   VL-R - 39

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note E - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2004.

                                         Accumulation Accumulation Units Net Increase
Divisions                                Units Issued      Redeemed       (Decrease)
---------                                ------------ ------------------ ------------
Credit Suisse Small Cap Growth
  Portfolio - Continued
   Platinum Investor Survivor II........       697             (171)           526
Dreyfus IP MidCap Stock Portfolio -
  Initial shares
   Platinum Investor I & II.............     8,668           (8,177)           491
   Platinum Investor III................    75,184          (32,259)        42,925
   Platinum Investor FlexDirector.......         3               (2)             1
   Platinum Investor PLUS...............     8,283           (2,677)         5,606
   Platinum Investor Survivor...........     3,020           (3,958)          (938)
   Platinum Investor Survivor II........     2,006             (717)         1,289
Dreyfus VIF Developing Leaders
  Portfolio - Initial shares
   Corporate America....................       468           (1,604)        (1,136)
   Platinum Investor I & II.............    54,050          (83,708)       (29,658)
   Platinum Investor III................   146,301          (78,420)        67,881
   Platinum Investor PLUS...............    17,107           (4,983)        12,124
   Platinum Investor Survivor...........    12,265           (7,038)         5,227
   Platinum Investor Survivor II........    20,505           (5,012)        15,493
Dreyfus VIF Quality Bond Portfolio -
  Initial shares
   Corporate America....................        24             (203)          (179)
   Platinum Investor I & II.............    21,635          (62,172)       (40,537)
   Platinum Investor III................    91,238          (48,132)        43,106
   Platinum Investor PLUS...............    10,901           (5,630)         5,271
   Platinum Investor Survivor...........     6,629           (3,817)         2,812
   Platinum Investor Survivor II........     3,327           (1,063)         2,264
Fidelity VIP Asset Manager Portfolio -
  Service Class 2
   AG Legacy Plus.......................     7,329             (595)         6,734
   Platinum Investor I & II.............    47,912          (38,617)         9,295
   Platinum Investor III................    95,379          (33,406)        61,973
   Platinum Investor PLUS...............    13,302           (3,053)        10,249
   Platinum Investor Survivor...........     1,454             (934)           520
   Platinum Investor Survivor II........     4,038           (1,253)         2,785
Fidelity VIP Contrafund Portfolio -
  Service Class 2
   AG Legacy Plus.......................     6,210           (1,554)         4,656
   Corporate America....................       453           (1,743)        (1,290)
   Platinum Investor I & II.............   128,641          (24,241)       104,400
   Platinum Investor III................   439,390         (111,853)       327,537
   Platinum Investor FlexDirector.......       327               (6)           321
   Platinum Investor PLUS...............    54,739          (11,102)        43,637
   Platinum Investor Survivor...........    45,650           (6,646)        39,004
   Platinum Investor Survivor II........    24,415           (1,801)        22,614
Fidelity VIP Equity-Income Portfolio -
  Service Class 2
   AG Legacy Plus.......................    14,306           (3,762)        10,544
   Corporate America....................     1,851           (1,696)           155
   Corporate America (reduced surrender
     charge)............................       716               (2)           714
   Platinum Investor I & II.............    92,724          (23,135)        69,589
   Platinum Investor III................   366,492         (107,400)       259,092

                                   VL-R - 40

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note E - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2004.

                                         Accumulation Accumulation Units Net Increase
Divisions                                Units Issued      Redeemed       (Decrease)
---------                                ------------ ------------------ ------------
Fidelity VIP Equity-Income Portfolio -
  Service Class 2 - Continued
   Platinum Investor FlexDirector.......       631              (11)           620
   Platinum Investor PLUS...............    33,742           (8,632)        25,110
   Platinum Investor Survivor...........    51,525           (9,991)        41,534
   Platinum Investor Survivor II........    21,676           (4,040)        17,636
Fidelity VIP Growth Portfolio - Service
  Class 2
   AG Legacy Plus.......................     4,814           (1,430)         3,384
   Corporate America....................        --             (112)          (112)
   Corporate America (reduced surrender
     charge)............................       254               (1)           253
   Platinum Investor I & II.............    73,632          (29,373)        44,259
   Platinum Investor III................   397,150         (163,927)       233,223
   Platinum Investor FlexDirector.......     7,441              (37)         7,404
   Platinum Investor PLUS...............    59,607          (12,115)        47,492
   Platinum Investor Survivor...........     9,347          (17,977)        (8,630)
   Platinum Investor Survivor II........     9,417           (3,959)         5,458
Fidelity VIP Mid Cap Portfolio -
  Service Class 2
   Platinum Investor I & II.............     3,529             (715)         2,814
   Platinum Investor III................    35,382           (4,501)        30,881
   Platinum Investor FlexDirector.......       290               (2)           288
   Platinum Investor PLUS...............     6,300           (1,038)         5,262
   Platinum Investor Survivor...........     1,844              (28)         1,816
   Platinum Investor Survivor II........       399              (56)           343
Franklin Templeton - Franklin Small Cap
  Fund - Class 2
   AG Legacy Plus.......................     2,485           (1,391)         1,094
Franklin Templeton - Franklin Small Cap
  Value Securities Fund - Class 2
   Corporate America (reduced surrender
     charge)............................       464               (1)           463
   Platinum Investor I & II.............    12,041             (359)        11,682
   Platinum Investor III................    31,683           (4,692)        26,991
   Platinum Investor FlexDirector.......       185              (10)           175
   Platinum Investor PLUS...............    11,724           (1,567)        10,157
   Platinum Investor Survivor...........     4,580             (301)         4,279
   Platinum Investor Survivor II........       437             (342)            95
Franklin Templeton - Franklin U.S.
  Government Fund - Class 2
   Platinum Investor I & II.............     1,491          (14,608)       (13,117)
   Platinum Investor III................    29,741          (77,166)       (47,425)
   Platinum Investor PLUS...............    10,411           (4,384)         6,027
   Platinum Investor Survivor...........       338              (12)           326
   Platinum Investor Survivor II........     3,449           (2,022)         1,427
Franklin Templeton - Mutual Shares
  Securities Fund - Class 2
   Platinum Investor I & II.............    38,458           (8,120)        30,338
   Platinum Investor III................    81,677          (40,862)        40,815
   Platinum Investor FlexDirector.......       317               (5)           312
   Platinum Investor PLUS...............    14,479           (3,887)        10,592
   Platinum Investor Survivor...........       428           (1,103)          (675)
   Platinum Investor Survivor II........     4,287           (1,398)         2,889

                                   VL-R - 41

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note E - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2004.

                                         Accumulation  Accumulation  Net Increase
Divisions                                Units Issued Units Redeemed  (Decrease)
---------                                ------------ -------------- ------------
Franklin Templeton - Templeton Foreign
  Securities Fund - Class 2
   AG Legacy Plus.......................     6,490        (1,168)        5,322
   Platinum Investor I & II.............    78,175        (8,968)       69,207
   Platinum Investor III................   211,466       (40,525)      170,941
   Platinum Investor FlexDirector.......       441            (4)          437
   Platinum Investor PLUS...............    12,149        (2,478)        9,671
   Platinum Investor Survivor...........    16,008        (2,411)       13,597
   Platinum Investor Survivor II........    24,828        (2,596)       22,232
Goldman Sachs Capital Growth Fund
   Platinum Investor I & II.............        --          (867)         (867)
   Platinum Investor III................        --        (1,846)       (1,846)
   Platinum Investor PLUS...............        --            (2)           (2)
   Platinum Investor Survivor...........        --       (36,264)      (36,264)
   Platinum Investor Survivor II........        --       (17,089)      (17,089)
Janus Aspen Series International Growth
  Portfolio - Service Shares
   Corporate America....................        --           (30)          (30)
   Platinum Investor I & II.............    42,750       (11,601)       31,149
   Platinum Investor III................    77,373       (32,460)       44,913
   Platinum Investor FlexDirector.......    12,854           (70)       12,784
   Platinum Investor PLUS...............     5,291        (1,325)        3,966
   Platinum Investor Survivor...........    10,189       (13,854)       (3,665)
   Platinum Investor Survivor II........       866          (782)           84
Janus Aspen Series Mid Cap Growth
  Portfolio - Service Shares
   Corporate America....................        --        (1,858)       (1,858)
   Platinum Investor I & II.............     7,609        (7,789)         (180)
   Platinum Investor III................   120,674       (95,407)       25,267
   Platinum Investor PLUS...............     3,912        (1,441)        2,471
   Platinum Investor Survivor...........     4,546        (7,662)       (3,116)
   Platinum Investor Survivor II........       958          (166)          792
Janus Aspen Series Worldwide Growth
  Portfolio - Service Shares
   Corporate America....................       591        (1,990)       (1,399)
   Platinum Investor I & II.............     7,808       (11,429)       (3,621)
   Platinum Investor III................   114,343       (61,554)       52,789
   Platinum Investor PLUS...............     6,624        (2,480)        4,144
   Platinum Investor Survivor...........     7,099        (6,713)          386
   Platinum Investor Survivor II........    16,801        (3,939)       12,862
JPMorgan Mid Cap Value Portfolio........
   Platinum Investor I & II.............     2,011           (74)        1,937
   Platinum Investor III................    20,807        (3,070)       17,737
   Platinum Investor PLUS...............     4,946          (552)        4,394
   Platinum Investor Survivor...........       245           (38)          207
   Platinum Investor Survivor II........       200           (74)          126
JPMorgan Small Company Portfolio........
   Platinum Investor I & II.............    18,310        (2,141)       16,169
   Platinum Investor III................    55,923       (13,980)       41,943

                                    VL-R-42

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note E - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2004.

                                              Accumulation  Accumulation  Net Increase
Divisions                                     Units Issued Units Redeemed  (Decrease)
---------                                     ------------ -------------- ------------
JPMorgan Small Company Portfolio - Continued
   Platinum Investor PLUS....................     5,376           (992)       4,384
   Platinum Investor Survivor................     1,248           (514)         734
   Platinum Investor Survivor II.............     2,774            (97)       2,677
MFS VIT Capital Opportunities Series -
  Initial Class
   Corporate America.........................        --         (3,396)      (3,396)
   Platinum Investor I & II..................     6,040        (15,921)      (9,881)
   Platinum Investor III.....................   136,038        (72,326)      63,712
   Platinum Investor FlexDirector............       173             --          173
   Platinum Investor PLUS....................    24,398         (4,467)      19,931
   Platinum Investor Survivor................     7,259        (12,843)      (5,584)
   Platinum Investor Survivor II.............     1,246           (534)         712
MFS VIT Emerging Growth Series - Initial
  Class
   AG Legacy Plus............................       845           (942)         (97)
   Corporate America.........................        --           (232)        (232)
   Corporate America (reduced surrender
     charge).................................       922             (2)         920
   Platinum Investor I & II..................   132,247       (133,405)      (1,158)
   Platinum Investor III.....................   441,801       (127,638)     314,163
   Platinum Investor FlexDirector............       207            (10)         197
   Platinum Investor PLUS....................    23,594         (4,912)      18,682
   Platinum Investor Survivor................    64,099        (23,781)      40,318
   Platinum Investor Survivor II.............    30,736           (607)      30,129
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus............................     5,396         (1,056)       4,340
   Corporate America.........................        --         (1,449)      (1,449)
   Platinum Investor I & II..................    41,557        (71,031)     (29,474)
   Platinum Investor III.....................    96,661        (39,991)      56,670
   Platinum Investor FlexDirector............       262             (6)         256
   Platinum Investor PLUS....................    11,611         (2,679)       8,932
   Platinum Investor Survivor................     4,788         (7,198)      (2,410)
   Platinum Investor Survivor II.............     1,002        (12,978)     (11,976)
MFS VIT Research Series - Initial Class
   Corporate America.........................        --            (39)         (39)
   Platinum Investor I & II..................     9,479         (6,756)       2,723
   Platinum Investor III.....................    60,663        (29,059)      31,604
   Platinum Investor FlexDirector............       106             --          106
   Platinum Investor PLUS....................     3,785           (963)       2,822
   Platinum Investor Survivor................     2,449         (2,900)        (451)
   Platinum Investor Survivor II.............     2,114           (630)       1,484
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus............................    24,630        (11,595)      13,035
Neuberger Berman AMT Mid-Cap Growth
  Portfolio - Class I
   Corporate America.........................       788             --          788
   Corporate America (reduced surrender
     charge).................................       233             --          233
   Platinum Investor I & II..................    16,311         (7,773)       8,538

                                    VL-R-43

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note E - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2004.

                                         Accumulation  Accumulation  Net Increase
Divisions                                Units Issued Units Redeemed  (Decrease)
---------                                ------------ -------------- ------------
Neuberger Berman AMT Mid-Cap Growth
  Portfolio - Class I - Continued
   Platinum Investor III................    90,413       (48,788)       41,625
   Platinum Investor FlexDirector.......       166            --           166
   Platinum Investor PLUS...............    23,788        (4,275)       19,513
   Platinum Investor Survivor...........    20,342        (6,966)       13,376
   Platinum Investor Survivor II........     3,008        (1,449)        1,559
Neuberger Berman AMT Partners Portfolio
  - Class I
   AG Legacy Plus.......................       867          (870)           (3)
Oppenheimer Balanced Fund/VA -
  Non-Service Shares
   Platinum Investor I & II.............     2,533          (140)        2,393
   Platinum Investor III................    27,006        (2,991)       24,015
   Platinum Investor PLUS...............    14,666          (718)       13,948
   Platinum Investor Survivor...........        --            --            --
   Platinum Investor Survivor II........       802          (129)          673
Oppenheimer Global Securities Fund/VA -
  Non-Service Shares
   Platinum Investor I & II.............     2,120            (3)        2,117
   Platinum Investor III................    49,013        (5,649)       43,364
   Platinum Investor FlexDirector.......         4            (2)            2
   Platinum Investor PLUS...............     6,285          (926)        5,359
   Platinum Investor Survivor...........     1,214          (110)        1,104
   Platinum Investor Survivor II........       328          (266)           62
Oppenheimer High Income Fund/VA -
  Non-Service Shares
   AG Legacy Plus.......................     2,267          (440)        1,827
PIMCO VIT Real Return Portfolio -
  Administrative Class
   AG Legacy Plus.......................     4,782        (3,606)        1,176
   Corporate America....................        --           (88)          (88)
   Corporate America (reduced surrender
     charge)............................       754            (1)          753
   Platinum Investor I & II.............    22,076       (17,998)        4,078
   Platinum Investor III................   298,192       (93,486)      204,706
   Platinum Investor FlexDirector.......       305            (7)          298
   Platinum Investor PLUS...............    18,544        (7,623)       10,921
   Platinum Investor Survivor...........    14,284        (4,508)        9,776
   Platinum Investor Survivor II........    27,071        (3,206)       23,865
PIMCO VIT Short-Term Portfolio -
  Administrative Class
   Corporate America....................     9,348        (3,303)        6,045
   Platinum Investor I & II.............    46,142       (24,793)       21,349
   Platinum Investor III................    99,222       (24,830)       74,392
   Platinum Investor FlexDirector.......     4,080           (21)        4,059
   Platinum Investor PLUS...............    10,935        (1,838)        9,097
   Platinum Investor Survivor...........    20,906        (3,262)       17,644
   Platinum Investor Survivor II........     3,316        (2,712)          604
PIMCO VIT Total Return Portfolio -
  Administrative Class
   AG Legacy Plus.......................     5,160        (2,003)        3,157
   Corporate America....................     2,167          (132)        2,035
   Platinum Investor I & II.............    24,815       (34,860)      (10,045)

                                    VL-R-44

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note E - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2004.

                                                                    Accumulation  Accumulation  Net Increase
Divisions                                                           Units Issued Units Redeemed  (Decrease)
---------                                                           ------------ -------------- ------------
PIMCO VIT Total Return Portfolio - Administrative Class - Continued
   Platinum Investor III...........................................   132,133       (100,920)      31,213
   Platinum Investor FlexDirector..................................     6,336            (41)       6,295
   Platinum Investor PLUS..........................................    30,649         (8,015)      22,634
   Platinum Investor Survivor......................................     2,284         (6,870)      (4,586)
   Platinum Investor Survivor II...................................     9,997         (4,158)       5,839
Pioneer Fund VCT Portfolio - Class I
   Platinum Investor I & II........................................   246,612         (4,263)     242,349
   Platinum Investor III...........................................    55,941           (498)      55,443
   Platinum Investor PLUS..........................................     1,005             (7)         998
   Platinum Investor Survivor......................................    28,357           (185)      28,172
   Platinum Investor Survivor II...................................       392             (4)         388
Pioneer Growth Opportunities VCT Portfolio - Class I
   Corporate America...............................................     3,482             (8)       3,474
   Platinum Investor I & II........................................   354,695         (6,863)     347,832
   Platinum Investor III...........................................   139,194         (1,261)     137,933
   Platinum Investor PLUS..........................................     5,023            (44)       4,979
   Platinum Investor Survivor......................................    14,562           (243)      14,319
   Platinum Investor Survivor II...................................    39,332             (6)      39,326
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus..................................................     4,542           (434)       4,108
   Corporate America...............................................   105,949         (4,451)     101,498
   Platinum Investor I & II........................................     5,981        (35,410)     (29,429)
   Platinum Investor III...........................................    18,349        (13,628)       4,721
   Platinum Investor FlexDirector..................................        65             --           65
   Platinum Investor PLUS..........................................     3,002         (1,082)       1,920
   Platinum Investor Survivor......................................       270         (3,345)      (3,075)
   Platinum Investor Survivor II...................................     1,417           (202)       1,215
Putnam VT Growth and Income Fund - Class IB
   Corporate America...............................................   134,475         (6,520)     127,955
   Platinum Investor I & II........................................    56,218        (73,889)     (17,671)
   Platinum Investor III...........................................   146,421        (89,431)      56,990
   Platinum Investor FlexDirector..................................     9,193            (45)       9,148
   Platinum Investor PLUS..........................................    18,714         (5,059)      13,655
   Platinum Investor Survivor......................................    15,931        (20,215)      (4,284)
   Platinum Investor Survivor II...................................     1,590         (1,201)         389
Putnam VT International Growth and Income Fund - Class IB
   Corporate America...............................................       960             (1)         959
   Platinum Investor I & II........................................    22,238        (57,145)     (34,907)
   Platinum Investor III...........................................    40,988        (48,322)      (7,334)
   Platinum Investor FlexDirector..................................       114             (2)         112
   Platinum Investor PLUS..........................................     5,982         (1,774)       4,208
   Platinum Investor Survivor......................................     5,195        (10,780)      (5,585)
   Platinum Investor Survivor II...................................     1,346         (6,192)      (4,846)

                                   VL-R - 45

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note E - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2004.

                                                     Accumulation  Accumulation  Net Increase
Divisions                                            Units Issued Units Redeemed  (Decrease)
---------                                            ------------ -------------- ------------
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus...................................       712         (1,359)         (647)
Putnam VT Vista Fund - Class IB
   AG Legacy Plus...................................       386           (713)         (327)
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus...................................    12,280         (3,201)        9,079
Safeco RST Core Equity Portfolio
   Platinum Investor I & II.........................    29,337       (305,514)     (276,177)
   Platinum Investor III............................    16,668        (80,604)      (63,936)
   Platinum Investor PLUS...........................       203         (1,041)         (838)
   Platinum Investor Survivor.......................     6,952        (39,189)      (32,237)
   Platinum Investor Survivor II....................       274           (461)         (187)
Safeco RST Growth Opportunities Portfolio
   Corporate America................................        31         (3,402)       (3,371)
   Platinum Investor I & II.........................    33,254       (429,745)     (396,491)
   Platinum Investor III............................    31,627       (152,584)     (120,957)
   Platinum Investor PLUS...........................     1,137         (4,704)       (3,567)
   Platinum Investor Survivor.......................     2,113        (19,131)      (17,018)
   Platinum Investor Survivor II....................    11,326        (34,569)      (23,243)
Scudder VIT Equity 500 Index Fund - Class A
   Legacy Plus......................................       419           (232)          187
SunAmerica - Aggressive Growth Portfolio - Class 1
   Platinum Investor I & II.........................       337           (643)         (306)
   Platinum Investor III............................    19,952         (5,233)       14,719
   Platinum Investor PLUS...........................     5,224         (1,000)        4,224
   Platinum Investor Survivor.......................     1,065            (46)        1,019
   Platinum Investor Survivor II....................       189            (70)          119
SunAmerica - SunAmerica Balanced Portfolio - Class 1
   Platinum Investor I & II.........................       223           (171)           52
   Platinum Investor III............................    34,706        (10,404)       24,302
   Platinum Investor PLUS...........................     9,680         (2,392)        7,288
   Platinum Investor Survivor II....................     1,009           (166)          843
UIF Equity Growth Portfolio - Class I
   Platinum Investor I & II.........................    56,887        (94,152)      (37,265)
   Platinum Investor III............................    27,185        (14,533)       12,652
   Platinum Investor PLUS...........................     2,823           (643)        2,180
   Platinum Investor Survivor.......................     4,070        (10,690)       (6,620)
   Platinum Investor Survivor II....................        99            (21)           78
UIF High Yield Portfolio - Class I
   Platinum Investor I & II.........................    10,395        (42,991)      (32,596)
   Platinum Investor FlexDirector...................     1,743             (8)        1,735
   Platinum Investor III............................    13,057         (5,364)        7,693
   Platinum Investor PLUS...........................     2,069           (307)        1,762
   Platinum Investor Survivor.......................     3,093         (3,719)         (626)
   Platinum Investor Survivor II....................     1,483           (932)          551

                                   VL-R - 46

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note E - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2004.

                                                                                       Net
                                                        Accumulation  Accumulation   Increase
Divisions                                               Units Issued Units Redeemed (Decrease)
---------                                               ------------ -------------- ----------
VALIC Company I - International Equities Fund
   AG Legacy Plus......................................      6,548           (804)      5,744
   Platinum Investor I & II............................     15,764        (67,617)    (51,853)
   Platinum Investor III...............................     31,840        (12,819)     19,021
   Platinum Investor FlexDirector......................        359            (10)        349
   Platinum Investor PLUS..............................      5,046           (738)      4,308
   Platinum Investor Survivor..........................      3,192         (1,798)      1,394
   Platinum Investor Survivor II.......................      1,290           (330)        960
VALIC Company I - Mid Cap Index Fund
   AG Legacy Plus......................................      5,627           (931)      4,696
   Corporate America...................................         48         (1,030)       (982)
   Corporate America (reduced surrender charge)........        705             (1)        704
   Platinum Investor I & II............................     40,325       (118,088)    (77,763)
   Platinum Investor III...............................    131,262        (55,612)     75,650
   Platinum Investor PLUS..............................     26,921         (4,209)     22,712
   Platinum Investor Survivor..........................     11,171         (8,306)      2,865
   Platinum Investor Survivor II.......................     16,206         (3,972)     12,234
VALIC Company I - Money Market I Fund
   AG Legacy Plus......................................    100,017       (102,487)     (2,470)
   Corporate America...................................     64,846        (63,733)      1,113
   Corporate America (reduced surrender charge)........     32,328         (5,241)     27,087
   Legacy Plus.........................................        190           (107)         83
   Platinum Investor I & II............................    278,917       (518,582)   (239,665)
   Platinum Investor III...............................  1,940,255     (1,875,974)     64,281
   Platinum Investor FlexDirector......................     62,864        (57,978)      4,886
   Platinum Investor PLUS..............................    448,303       (438,160)     10,143
   Platinum Investor Survivor..........................     63,233        (87,075)    (23,842)
   Platinum Investor Survivor II.......................    162,859       (184,079)    (21,220)
VALIC Company I - Nasdaq-100 Index Fund
   Platinum Investor I & II............................     33,616        (13,320)     20,296
   Platinum Investor III...............................    105,366        (83,209)     22,157
   Platinum Investor FlexDirector......................         51             (3)         48
   Platinum Investor PLUS..............................      7,518         (1,658)      5,860
   Platinum Investor Survivor..........................     12,152         (2,977)      9,175
   Platinum Investor Survivor II.......................     11,245            (74)     11,171
VALIC Company I - Science & Technology Fund
   Platinum Investor I & II............................     60,602        (17,466)     43,136
   Platinum Investor III...............................     58,249        (29,890)     28,359
   Platinum Investor FlexDirector......................         55             (4)         51
   Platinum Investor PLUS..............................      2,112         (1,007)      1,105
   Platinum Investor Survivor..........................      4,225         (1,398)      2,827
   Platinum Investor Survivor II.......................        572           (193)        379
VALIC Company I - Small Cap Index Fund
   Corporate America...................................         --           (507)       (507)
   Platinum Investor I & II............................      8,079        (32,964)    (24,885)

                                   VL-R - 47

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note E - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2004.

                                       Accumulation  Accumulation  Net Increase
Divisions                              Units Issued Units Redeemed  (Decrease)
---------                              ------------ -------------- ------------
VALIC Company I - Small Cap Index
  Fund - Continued
   Platinum Investor III..............    86,323         (21,958)      64,365
   Platinum Investor FlexDirector.....        34              (2)          32
   Platinum Investor PLUS.............    18,047          (2,261)      15,786
   Platinum Investor Survivor.........     2,854          (8,362)      (5,508)
   Platinum Investor Survivor II......     1,893            (499)       1,394
VALIC Company I - Stock Index Fund
   AG Legacy Plus.....................    33,622          (3,730)      29,892
   Corporate America..................        78            (354)        (276)
   Platinum Investor I & II...........   189,803        (383,612)    (193,809)
   Platinum Investor III..............   539,017      (1,016,672)    (477,655)
   Platinum Investor FlexDirector.....        87              --           87
   Platinum Investor PLUS.............    27,769          (6,712)      21,057
   Platinum Investor Survivor.........    45,262        (293,260)    (247,998)
   Platinum Investor Survivor II......    54,155        (185,824)    (131,669)
Van Kampen LIT Emerging Growth
  Portfolio - Class I
   AG Legacy Plus.....................     1,652          (2,943)      (1,291)
Van Kampen LIT Government Portfolio -
  Class I
   AG Legacy Plus.....................     2,796          (2,071)         725
Van Kampen LIT Growth and Income
  Portfolio - Class I
   Platinum Investor I & II...........    38,086         (24,886)      13,200
   Platinum Investor III..............   119,619         (32,697)      86,922
   Platinum Investor FlexDirector.....        34              (2)          32
   Platinum Investor PLUS.............     9,642          (3,075)       6,567
   Platinum Investor Survivor.........     7,296          (5,764)       1,532
   Platinum Investor Survivor II......     2,936          (1,055)       1,881
Vanguard VIF High Yield Bond Portfolio
   Platinum Investor I & II...........    36,007          (9,450)      26,557
   Platinum Investor III..............   161,594         (34,787)     126,807
   Platinum Investor FlexDirector.....        34              (2)          32
   Platinum Investor PLUS.............    16,258          (3,487)      12,771
   Platinum Investor Survivor.........    22,712          (7,868)      14,844
   Platinum Investor Survivor II......    21,213            (909)      20,304
Vanguard VIF REIT Index Portfolio
   Corporate America..................        --          (3,135)      (3,135)
   Platinum Investor I & II...........    28,989          (8,935)      20,054
   Platinum Investor III..............    98,189         (34,459)      63,730
   Platinum Investor FlexDirector.....     3,872             (23)       3,849
   Platinum Investor PLUS.............    31,592          (5,804)      25,788
   Platinum Investor Survivor.........    11,750          (2,148)       9,602
   Platinum Investor Survivor II......    15,521          (1,475)      14,046

                                   VL-R - 48

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note F - Financial Highlights

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2005 and the year ended December 31, 2004 are as follows:

Divisions                                      Units  Unit Value Net Assets
---------                                     ------- ---------- ----------
2005
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus............................  31,714   $ 8.89   $  281,856
   Corporate America.........................   4,338     8.63       37,436
   Corporate America (reduced surrender
     charge).................................   1,038    12.91       13,400
   Platinum Investor I & II.................. 296,312    12.30    3,644,553
   Platinum Investor III..................... 222,076    10.33    2,294,586
   Platinum Investor IV......................   7,173    10.98       78,759
   Platinum Investor FlexDirector............      88    12.67        1,109
   Platinum Investor PLUS....................  14,438    14.29      206,391
   Platinum Investor Survivor................  48,421     8.62      417,219
   Platinum Investor Survivor II.............   2,142    14.97       32,070
AIM V.I. Premier Equity Fund - Series I
   Corporate America.........................   5,675     6.40       36,331
   Platinum Investor I & II.................. 788,499    10.17    8,019,184
   Platinum Investor III..................... 481,170     7.57    3,640,311
   Platinum Investor IV......................   4,255    10.28       43,739
   Platinum Investor FlexDirector............     199    10.44        2,073
   Platinum Investor PLUS....................  19,307    10.98      211,972
   Platinum Investor Survivor................ 113,125     6.39      723,130
   Platinum Investor Survivor II.............   7,701     9.46       72,857
Alger American Leveraged AllCap Portfolio -
  Class O Shares
   Platinum Investor I & II..................   7,755    14.05      108,957
   Platinum Investor III.....................  47,635    14.07      670,054
   Platinum Investor IV......................   1,889    11.07       20,919
   Platinum Investor FlexDirector............      91    11.09        1,004
   Platinum Investor PLUS....................  11,236    14.07      158,048
   Platinum Investor Survivor................     157    14.17        2,220
   Platinum Investor Survivor II.............     173    14.05        2,426
Alger American MidCap Growth Portfolio -
  Class O Shares
   Corporate America (reduced surrender
     charge).................................     593    12.33        7,309
   Platinum Investor I & II..................   8,769    16.47      144,433
   Platinum Investor III.....................  57,128    16.49      942,056
   Platinum Investor IV......................   2,130    10.91       23,247
   Platinum Investor FlexDirector............   6,342    11.51       73,001
   Platinum Investor PLUS....................   7,817    16.49      128,908
   Platinum Investor Survivor................     986    16.61       16,384
   Platinum Investor Survivor II.............   2,159    16.47       35,559
American Century VP Value Fund - Class I
   AG Legacy Plus............................  30,536    16.94      517,192
   Corporate America.........................   2,521    15.60       39,334
   Corporate America (reduced surrender
     charge).................................   5,623    10.82       60,829
   Platinum Investor I & II.................. 250,915    15.30    3,839,146
   Platinum Investor III..................... 520,378    15.22    7,918,356
   Platinum Investor IV......................  15,526    10.01      155,355
   Platinum Investor FlexDirector............      31    10.90          335
   Platinum Investor PLUS....................  52,642    12.89      678,623
   Platinum Investor Survivor................  25,124    15.57      391,077

                                   VL-R - 49

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note F - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2005 and the year ended December 31, 2004 are as follows:

Divisions                                      Units  Unit Value Net Assets
---------                                     ------- ---------- ----------
2005 - Continued
American Century VP Value Fund - Class I -
  Continued
   Platinum Investor Survivor II.............  69,649   $13.48   $  938,739
Credit Suisse Small Cap Growth Portfolio
   Platinum Investor I & II..................  59,108     8.09      477,923
   Platinum Investor III..................... 120,212     7.92      952,405
   Platinum Investor IV......................   1,701    10.12       17,217
   Platinum Investor FlexDirector............   5,480    10.02       54,915
   Platinum Investor PLUS....................  10,908    12.65      137,954
   Platinum Investor Survivor................   3,036     8.23       24,977
   Platinum Investor Survivor II.............   1,631    11.98       19,547
Dreyfus IP MidCap Stock Portfolio - Initial
  shares
   Platinum Investor I & II.................. 108,715    12.92    1,404,811
   Platinum Investor III..................... 225,328    12.71    2,864,961
   Platinum Investor IV......................   2,165    10.67       23,108
   Platinum Investor FlexDirector............       2    11.55           19
   Platinum Investor PLUS....................  20,104    13.35      268,458
   Platinum Investor Survivor................  15,613    13.15      205,249
   Platinum Investor Survivor II.............   9,017    14.62      131,845
Dreyfus VIF Developing Leaders Portfolio -
  Initial shares
   Corporate America.........................   5,638    11.90       67,088
   Corporate America (reduced surrender
     charge).................................     831    11.17        9,279
   Platinum Investor I & II.................. 352,125    14.33    5,047,691
   Platinum Investor III..................... 441,100    11.05    4,873,376
   Platinum Investor IV......................   3,127    10.52       32,879
   Platinum Investor FlexDirector............     503    10.47        5,269
   Platinum Investor PLUS....................  32,328    11.93      385,564
   Platinum Investor Survivor................  59,939    11.88      712,161
   Platinum Investor Survivor II.............  38,081    12.96      493,348
Dreyfus VIF Quality Bond Portfolio - Initial
  shares
   Corporate America.........................   2,491    13.58       33,819
   Corporate America (reduced surrender
     charge).................................   3,265    10.37       33,847
   Platinum Investor I & II.................. 296,659    13.51    4,008,407
   Platinum Investor III..................... 258,297    12.80    3,306,717
   Platinum Investor IV......................   4,221    10.06       42,442
   Platinum Investor PLUS....................  20,401    11.35      231,550
   Platinum Investor Survivor................  17,695    13.56      239,907
   Platinum Investor Survivor II.............   6,972    11.39       79,415
Fidelity VIP Asset Manager Portfolio -
  Service Class 2
   AG Legacy Plus............................  17,968    10.77      193,575
   Platinum Investor I & II.................. 175,274    10.25    1,797,427
   Platinum Investor III..................... 240,013    10.24    2,457,042
   Platinum Investor IV......................   2,921    10.07       29,431
   Platinum Investor FlexDirector............     734    10.25        7,517
   Platinum Investor PLUS....................  23,292    11.70      272,586
   Platinum Investor Survivor................   9,974    10.43      104,060
   Platinum Investor Survivor II.............   9,055    11.42      103,433

                                   VL-R - 50

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note F - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2005 and the year ended December 31, 2004 are as follows:

Divisions                                       Units   Unit Value Net Assets
---------                                     --------- ---------- -----------
2005 - Continued
Fidelity VIP Contrafund Portfolio - Service
  Class 2
   AG Legacy Plus............................    39,139   $13.85   $   542,220
   Corporate America.........................     2,464    12.39        30,516
   Corporate America (reduced surrender
     charge).................................     3,390    12.31        41,736
   Platinum Investor I & II..................   433,138    12.15     5,260,775
   Platinum Investor III..................... 1,109,549    11.99    13,305,319
   Platinum Investor IV......................    24,649    11.06       272,520
   Platinum Investor FlexDirector............     5,366    12.24        65,679
   Platinum Investor PLUS....................   127,576    14.35     1,830,713
   Platinum Investor Survivor................    90,411    12.36     1,117,140
   Platinum Investor Survivor II.............    41,976    15.12       634,799
Fidelity VIP Equity-Income Portfolio -
  Service Class 2
   AG Legacy Plus............................    59,779    11.24       671,699
   Corporate America.........................     4,617    11.58        53,490
   Corporate America (reduced surrender
     charge).................................    10,313    11.03       113,719
   Platinum Investor I & II..................   288,671    11.36     3,278,984
   Platinum Investor III.....................   841,932    11.38     9,580,217
   Platinum Investor IV......................    14,357    10.19       146,234
   Platinum Investor FlexDirector............       839    10.83         9,088
   Platinum Investor PLUS....................    67,809    12.25       830,822
   Platinum Investor Survivor................    94,418    11.56     1,091,083
   Platinum Investor Survivor II.............    38,699    12.43       480,876
Fidelity VIP Growth Portfolio - Service
  Class 2
   AG Legacy Plus............................    27,539     8.26       227,384
   Corporate America.........................        --     7.05            --
   Corporate America (reduced surrender
     charge).................................     5,568    10.90        60,671
   Platinum Investor I & II..................   225,317     6.91     1,556,526
   Platinum Investor III..................... 1,121,526     6.85     7,680,398
   Platinum Investor IV......................    13,450    10.31       138,730
   Platinum Investor FlexDirector............     4,405     9.92        43,682
   Platinum Investor PLUS....................   100,171    11.02     1,103,994
   Platinum Investor Survivor................    66,199     7.03       465,249
   Platinum Investor Survivor II.............    40,054     9.80       392,359
Fidelity VIP Mid Cap Portfolio - Service
  Class 2
   Corporate America (reduced surrender
     charge).................................    10,877    13.00       141,403
   Platinum Investor I & II..................     4,313    19.55        84,319
   Platinum Investor III.....................   160,953    19.57     3,150,300
   Platinum Investor IV......................     8,743    11.12        97,189
   Platinum Investor FlexDirector............       285    13.08         3,733
   Platinum Investor PLUS....................     9,778    19.57       191,392
   Platinum Investor Survivor................    12,975    19.72       255,799
   Platinum Investor Survivor II.............     9,199    19.55       179,840
Franklin Templeton - Franklin Small Cap
  Value Securities Fund - Class 2
   Corporate America (reduced surrender
     charge).................................     1,894    12.00        22,731
   Platinum Investor I & II..................    18,522    17.31       320,685
   Platinum Investor III.....................   172,995    17.33     2,998,862
   Platinum Investor IV......................    10,015    10.51       105,302

                                   VL-R - 51

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note F - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2005 and the year ended December 31, 2004 are as follows:

Divisions                                       Units   Unit Value Net Assets
---------                                     --------- ---------- -----------
2005 - Continued
Franklin Templeton - Franklin Small Cap
  Value Securities Fund - Class 2 - Continued
   Platinum Investor FlexDirector............       147   $12.39   $     1,821
   Platinum Investor PLUS....................    18,711    17.33       324,351
   Platinum Investor Survivor................    16,374    17.46       285,913
   Platinum Investor Survivor II.............    10,911    17.31       188,910
Franklin Templeton - Franklin Small-Mid Cap
  Growth Securities Fund - Class 2
   AG Legacy Plus............................    18,774     7.16       134,475
Franklin Templeton - Franklin U.S.
  Government Fund - Class 2
   Platinum Investor I & II..................    64,504    11.51       742,615
   Platinum Investor III..................... 1,017,016    11.53    11,730,643
   Platinum Investor IV......................     3,803    10.05        38,230
   Platinum Investor PLUS....................    39,429    11.16       439,922
   Platinum Investor Survivor................     7,936    11.66        92,571
   Platinum Investor Survivor II.............    17,985    11.51       207,057
Franklin Templeton - Mutual Shares
  Securities Fund - Class 2
   Platinum Investor I & II..................   107,086    12.97     1,389,383
   Platinum Investor III.....................   544,363    13.00     7,076,064
   Platinum Investor IV......................     6,723    10.64        71,498
   Platinum Investor FlexDirector............     3,415    11.45        39,103
   Platinum Investor PLUS....................    27,192    12.78       347,557
   Platinum Investor Survivor................     2,001    13.15        26,301
   Platinum Investor Survivor II.............    19,291    12.97       250,295
Franklin Templeton - Templeton Foreign
  Securities Fund - Class 2
   AG Legacy Plus............................    16,415    10.62       174,403
   Platinum Investor I & II..................    90,621    13.30     1,204,943
   Platinum Investor III.....................   630,600    13.32     8,400,447
   Platinum Investor IV......................    10,073    10.63       107,120
   Platinum Investor FlexDirector............     1,457    11.90        17,338
   Platinum Investor PLUS....................    21,509    12.88       277,042
   Platinum Investor Survivor................     5,245    13.47        70,655
   Platinum Investor Survivor II.............    43,976    13.30       584,721
Goldman Sachs Capital Growth Fund
   Platinum Investor I & II..................    13,509     9.18       123,973
   Platinum Investor III.....................    12,932     9.20       118,969
   Platinum Investor PLUS....................       112    11.24         1,258
   Platinum Investor Survivor................   676,709     9.33     6,316,163
   Platinum Investor Survivor II.............   172,661     9.75     1,683,563
Janus Aspen Series International Growth
  Portfolio - Service Shares
   Corporate America.........................        --     9.67            --
   Platinum Investor I & II..................   118,988     9.48     1,128,139
   Platinum Investor III.....................   244,706     9.42     2,305,141
   Platinum Investor IV......................     6,336    11.84        75,025
   Platinum Investor FlexDirector............    13,600    13.07       177,748
   Platinum Investor PLUS....................     9,493    15.10       143,307
   Platinum Investor Survivor................    34,877     9.65       336,413
   Platinum Investor Survivor II.............     5,931    14.91        88,406

                                   VL-R - 52

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note F - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2005 and the year ended December 31, 2004 are as follows:

Divisions                                      Units  Unit Value Net Assets
---------                                     ------- ---------- ----------
2005 - Continued
Janus Aspen Series Mid Cap Growth Portfolio
  - Service Shares
   Corporate America.........................     319   $ 5.82   $    1,858
   Platinum Investor I & II..................  51,611     5.70      294,433
   Platinum Investor III..................... 379,712     5.57    2,114,192
   Platinum Investor IV......................   1,475    10.80       15,937
   Platinum Investor PLUS....................  10,313    14.55      150,038
   Platinum Investor Survivor................   9,005     5.80       52,262
   Platinum Investor Survivor II.............     247    12.98        3,211
Janus Aspen Series Worldwide Growth
  Portfolio - Service Shares
   Corporate America.........................   2,741     6.71       18,402
   Corporate America (reduced surrender
     charge).................................   3,693    11.18       41,289
   Platinum Investor I & II.................. 112,371     6.58      739,757
   Platinum Investor III..................... 362,181     6.53    2,364,865
   Platinum Investor IV......................   3,819    10.19       38,930
   Platinum Investor PLUS....................  14,270    10.43      148,794
   Platinum Investor Survivor................  26,000     6.70      174,133
   Platinum Investor Survivor II.............  25,698     9.98      256,530
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II..................   6,690    15.97      106,837
   Platinum Investor III..................... 201,955    15.99    3,229,138
   Platinum Investor IV......................   6,499    10.60       68,866
   Platinum Investor PLUS....................  19,404    15.99      310,253
   Platinum Investor Survivor................  17,848    16.11      287,451
   Platinum Investor Survivor II.............  14,964    15.97      238,974
JPMorgan Small Company Portfolio
   Platinum Investor I & II..................  35,773    11.69      418,192
   Platinum Investor III.....................  99,362    11.51    1,143,497
   Platinum Investor IV......................   2,141    10.46       22,388
   Platinum Investor FlexDirector............      60    12.42          744
   Platinum Investor PLUS....................   9,210    14.33      131,964
   Platinum Investor Survivor................   1,679    11.89       19,971
   Platinum Investor Survivor II.............   5,503    15.02       82,679
MFS VIT Capital Opportunities Series -
  Initial Class
   Platinum Investor I & II.................. 104,487     6.62      691,187
   Platinum Investor III..................... 402,931     6.68    2,690,932
   Platinum Investor IV......................   2,232    10.16       22,685
   Platinum Investor FlexDirector............     172    10.49        1,807
   Platinum Investor PLUS....................  40,395    11.25      454,397
   Platinum Investor Survivor................  32,279     6.73      217,230
   Platinum Investor Survivor II.............   3,485    10.24       35,695
MFS VIT Emerging Growth Series - Initial
  Class
   AG Legacy Plus............................   8,984    11.17      100,352
   Corporate America.........................      --     5.17           --
   Corporate America (reduced surrender
     charge).................................     941    11.86       11,163
   Platinum Investor I & II.................. 638,996    10.88    6,949,084
   Platinum Investor III..................... 679,795     5.76    3,915,824

                                   VL-R - 53

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note F - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2005 and the year ended December 31, 2004 are as follows:

Divisions                                           Units  Unit Value Net Assets
---------                                          ------- ---------- ----------
2005 - Continued
MFS VIT Emerging Growth Series - Initial Class -
  Continued
   Platinum Investor IV...........................   2,686   $10.70   $   28,743
   Platinum Investor FlexDirector.................     164    10.97        1,798
   Platinum Investor PLUS.........................  35,894    12.13      435,380
   Platinum Investor Survivor..................... 115,845     5.16      597,967
   Platinum Investor Survivor II..................   3,561    10.43       37,140
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus.................................  20,158     7.89      159,104
   Corporate America..............................   2,522     8.62       21,743
   Platinum Investor I & II.......................  73,391     8.45      620,475
   Platinum Investor III.......................... 274,716     8.28    2,275,945
   Platinum Investor IV...........................   2,379    10.39       24,717
   Platinum Investor FlexDirector.................     249    10.04        2,504
   Platinum Investor PLUS.........................  19,763    11.26      222,431
   Platinum Investor Survivor.....................  11,303     8.60       97,221
   Platinum Investor Survivor II..................   8,759    10.84       94,959
MFS VIT Research Series - Initial Class
   Corporate America..............................      --     8.01           --
   Corporate America (reduced surrender charge)...      --    11.79           --
   Platinum Investor I & II.......................  44,287     7.85      347,633
   Platinum Investor III.......................... 179,331     7.82    1,402,754
   Platinum Investor IV...........................   1,626    10.44       16,979
   Platinum Investor FlexDirector.................     103    11.27        1,161
   Platinum Investor PLUS.........................   8,615    12.36      106,511
   Platinum Investor Survivor.....................  10,563     7.99       84,353
   Platinum Investor Survivor II..................   5,328    11.51       61,345
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus................................. 135,587     6.32      857,199
Neuberger Berman AMT Mid-Cap Growth Portfolio -
  Class I
   Corporate America..............................      --     7.13           --
   Corporate America (reduced surrender charge)...     597    12.42        7,415
   Platinum Investor I & II.......................  58,778     6.99      410,990
   Platinum Investor III.......................... 307,426     6.88    2,114,415
   Platinum Investor IV...........................   3,489    10.94       38,182
   Platinum Investor FlexDirector.................     390    12.10        4,723
   Platinum Investor PLUS.........................  38,207    12.82      489,966
   Platinum Investor Survivor.....................  26,715     7.11      190,042
   Platinum Investor Survivor II..................   9,989    11.76      117,517
Neuberger Berman AMT Partners Portfolio - Class I
   AG Legacy Plus.................................   9,377    13.11      122,918
Oppenheimer Balanced Fund/VA - Non-Service Shares
   Platinum Investor I & II.......................  12,333    13.49      166,399
   Platinum Investor III..........................  38,354    13.51      518,092
   Platinum Investor IV...........................   5,971    10.32       61,626
   Platinum Investor FlexDirector.................      37    11.01          411
   Platinum Investor PLUS.........................   4,137    13.51       55,879
   Platinum Investor Survivor.....................     433    13.61        5,896

                                   VL-R - 54

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note F - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2005 and the year ended December 31, 2004 are as follows:

 Divisions                                       Units   Unit Value Net Assets
 ---------                                     --------- ---------- -----------
 2005 - Continued
 Oppenheimer Balanced Fund/VA - Non-Service
   Shares - Continued.........................
    Platinum Investor Survivor II.............     3,852   $13.49   $    51,969
 Oppenheimer Global Securities Fund/VA -
   Non-Service Shares.........................
    Platinum Investor I & II..................    13,983    18.27       255,456
    Platinum Investor III.....................    80,649    18.29     1,475,137
    Platinum Investor IV......................     8,834    11.11        98,108
    Platinum Investor FlexDirector............         9    12.14           105
    Platinum Investor PLUS....................     7,981    18.29       145,981
    Platinum Investor Survivor................     4,751    18.42        87,528
    Platinum Investor Survivor II.............     3,263    18.27        59,615
 Oppenheimer High Income Fund/VA -
   Non-Service Shares
    AG Legacy Plus............................     8,851    12.61       111,618
 PIMCO VIT Real Return Portfolio -
   Administrative Class
    AG Legacy Plus............................    39,219    14.29       560,341
    Corporate America.........................     2,253    15.87        35,768
    Corporate America (reduced surrender
      charge).................................     4,826    10.53        50,808
    Platinum Investor I & II..................   136,775    15.56     2,128,689
    Platinum Investor III.....................   478,779    15.63     7,485,163
    Platinum Investor IV......................     8,476    10.10        85,611
    Platinum Investor FlexDirector............       307    10.59         3,251
    Platinum Investor PLUS....................    34,012    13.20       448,922
    Platinum Investor Survivor................    50,583    15.83       800,893
    Platinum Investor Survivor II.............    22,159    13.37       296,268
 PIMCO VIT Short-Term Portfolio -
   Administrative Class.......................
    Corporate America.........................     1,328    11.47        15,225
    Platinum Investor I & II..................   114,957    11.24     1,292,456
    Platinum Investor III.....................   218,553    11.26     2,461,136
    Platinum Investor IV......................     9,307    10.10        94,044
    Platinum Investor FlexDirector............     6,049    10.16        61,483
    Platinum Investor PLUS....................    19,386    10.48       203,195
    Platinum Investor Survivor................    32,266    11.44       369,058
    Platinum Investor Survivor II.............    29,384    10.57       310,674
 PIMCO VIT Total Return Portfolio -
   Administrative Class
    AG Legacy Plus............................    38,771    12.63       489,695
    Corporate America.........................        --    13.50            --
    Corporate America (reduced surrender
      charge).................................     3,918    10.26        40,177
    Platinum Investor I & II..................   303,205    13.24     4,013,215
    Platinum Investor III..................... 1,114,057    13.31    14,830,708
    Platinum Investor IV......................    15,876    10.11       160,539
    Platinum Investor FlexDirector............     8,790    10.41        91,516
    Platinum Investor PLUS....................    60,015    11.60       696,417
    Platinum Investor Survivor................   102,147    13.47     1,375,455
    Platinum Investor Survivor II.............   110,907    11.71     1,298,449
 Pioneer Fund VCT Portfolio - Class I
    Platinum Investor I & II..................   230,343    10.53     2,425,685
    Platinum Investor III.....................    53,845    10.53       567,257
    Platinum Investor PLUS....................     1,024    10.53        10,783

                                   VL-R - 55

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note F - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2005 and the year ended December 31, 2004 are as follows:

Divisions                                           Units  Unit Value Net Assets
---------                                          ------- ---------- ----------
2005 - Continued
Pioneer Fund VCT Portfolio - Class I - Continued
   Platinum Investor Survivor.....................  27,465   $10.56   $  290,038
   Platinum Investor Survivor II..................     572    10.53        6,025
Pioneer Growth Opportunities VCT Portfolio -
  Class I
   Corporate America..............................   3,408    10.80       36,821
   Platinum Investor I & II....................... 311,541    10.77    3,355,174
   Platinum Investor III.......................... 135,100    10.77    1,455,560
   Platinum Investor PLUS.........................   5,349    10.77       57,625
   Platinum Investor Survivor.....................  12,304    10.80      132,879
   Platinum Investor Survivor II..................  19,614    10.77      211,235
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus.................................  13,589    13.99      190,136
   Corporate America.............................. 391,762    14.33    5,615,290
   Corporate America (reduced surrender charge)...   8,208    10.59       86,961
   Platinum Investor I & II.......................  62,308    13.51      842,037
   Platinum Investor III..........................  68,221    14.48      988,078
   Platinum Investor IV...........................   2,736    10.08       27,581
   Platinum Investor FlexDirector.................      62    10.84          672
   Platinum Investor PLUS.........................   7,055    13.42       94,707
   Platinum Investor Survivor.....................     586    14.31        8,389
   Platinum Investor Survivor II..................   1,814    13.79       25,004
Putnam VT Growth and Income Fund - Class IB
   Corporate America.............................. 483,736    11.58    5,599,452
   Corporate America (reduced surrender charge)...  12,670    11.05      140,008
   Platinum Investor I & II....................... 406,412    11.96    4,859,458
   Platinum Investor III.......................... 553,966    10.80    5,984,522
   Platinum Investor IV...........................  13,344    10.20      136,137
   Platinum Investor FlexDirector.................  10,881    10.83      117,819
   Platinum Investor PLUS.........................  32,656    12.09      394,827
   Platinum Investor Survivor.....................  66,091    11.56      763,865
   Platinum Investor Survivor II..................   5,866    11.86       69,555
Putnam VT International Growth and Income Fund -
  Class IB
   Corporate America..............................      --    12.08           --
   Corporate America (reduced surrender charge)...     125    12.51        1,566
   Platinum Investor I & II....................... 188,427    13.99    2,635,601
   Platinum Investor III.......................... 171,322    12.39    2,122,119
   Platinum Investor IV...........................   6,520    10.85       70,759
   Platinum Investor FlexDirector.................     102    12.29        1,257
   Platinum Investor PLUS.........................  12,360    14.56      179,927
   Platinum Investor Survivor.....................  39,270    12.06      473,667
   Platinum Investor Survivor II..................   7,457    15.81      117,907
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus.................................  20,275    20.95      424,865
Putnam VT Vista Fund - Class IB
   AG Legacy Plus.................................  22,046     5.99      131,979
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus.................................  66,506     5.85      389,325

                                   VL-R - 56

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note F - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2005 and the year ended December 31, 2004 are as follows:

Divisions                                             Units  Unit Value Net Assets
---------                                            ------- ---------- ----------
2005 - Continued
Scudder VIT Equity 500 Index Fund - Class A
   Legacy Plus......................................      --   $10.36   $       --
SunAmerica - Aggressive Growth Portfolio - Class 1
   Platinum Investor I & II.........................  12,936    12.45      161,091
   Platinum Investor III............................  41,773    12.47      521,073
   Platinum Investor IV.............................   2,137    10.59       22,618
   Platinum Investor PLUS...........................   8,158    13.25      108,065
   Platinum Investor Survivor.......................     925    12.60       11,654
   Platinum Investor Survivor II....................     621    12.45        7,732
SunAmerica - SunAmerica Balanced Portfolio - Class 1
   Platinum Investor I & II.........................     750    10.75        8,063
   Platinum Investor III............................  63,145    10.77      679,793
   Platinum Investor IV.............................   2,879    10.03       28,872
   Platinum Investor PLUS...........................  16,152    11.11      179,378
   Platinum Investor Survivor II....................   1,540    10.75       16,556
UIF Equity Growth Portfolio - Class I
   Platinum Investor I & II......................... 279,260    10.95    3,057,024
   Platinum Investor III............................  82,783     7.35      608,585
   Platinum Investor IV.............................     846    11.02        9,319
   Platinum Investor PLUS...........................   4,650    11.71       54,441
   Platinum Investor Survivor.......................  21,627     7.03      151,973
   Platinum Investor Survivor II....................     346    10.33        3,577
UIF High Yield Portfolio - Class I
   Platinum Investor I & II.........................  82,218    11.13      914,803
   Platinum Investor III............................  28,025    11.54      323,468
   Platinum Investor IV.............................     214     9.95        2,127
   Platinum Investor FlexDirector...................   2,116    10.79       22,820
   Platinum Investor PLUS...........................   2,899    12.89       37,368
   Platinum Investor Survivor.......................  75,943    10.85      824,037
   Platinum Investor Survivor II....................   3,949    12.58       49,666
VALIC Company I - International Equities Fund
   AG Legacy Plus...................................  16,207     8.97      145,372
   Platinum Investor I & II.........................  66,329    11.51      763,256
   Platinum Investor III............................  86,023     9.96      856,370
   Platinum Investor IV.............................   1,503    10.88       16,350
   Platinum Investor FlexDirector...................     314    12.24        3,842
   Platinum Investor PLUS...........................   9,145    13.03      119,208
   Platinum Investor Survivor.......................  14,427     8.84      127,537
   Platinum Investor Survivor II....................   1,421    13.55       19,251
VALIC Company I - Mid Cap Index Fund
   AG Legacy Plus...................................  21,984    13.91      305,723
   Corporate America................................   5,868    15.15       88,899
   Corporate America (reduced surrender charge).....   1,544    12.18       18,813
   Platinum Investor I & II......................... 375,347    20.62    7,739,580
   Platinum Investor III............................ 427,797    13.55    5,796,658
   Platinum Investor IV.............................   6,716    10.82       72,679
   Platinum Investor FlexDirector...................      17    11.75          204

                                   VL-R - 57

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note F - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2005 and the year ended December 31, 2004 are as follows:

Divisions                                          Units   Unit Value Net Assets
---------                                        --------- ---------- -----------
2005 - Continued
VALIC Company I - Mid Cap Index Fund - Continued
   Platinum Investor PLUS.......................    38,525   $13.95   $   537,448
   Platinum Investor Survivor...................    65,552    15.13       991,603
   Platinum Investor Survivor II................    35,046    15.21       533,130
VALIC Company I - Money Market I Fund
   AG Legacy Plus...............................    49,216    10.65       524,171
   Corporate America............................        --    11.11            --
   Corporate America (reduced surrender charge).     5,953    10.15        60,442
   Legacy Plus..................................        --    11.22            --
   Platinum Investor I & II.....................   754,584    11.74     8,857,774
   Platinum Investor III........................ 1,025,826    10.57    10,847,578
   Platinum Investor IV.........................    28,711    10.12       290,513
   Platinum Investor FlexDirector...............        --    10.14            --
   Platinum Investor PLUS.......................    92,424    10.16       939,030
   Platinum Investor Survivor...................   269,891    11.09     2,993,567
   Platinum Investor Survivor II................   506,820    10.18     5,158,884
VALIC Company I - Nasdaq-100 Index Fund
   Platinum Investor I & II.....................   207,520     4.75       986,015
   Platinum Investor III........................   503,720     4.67     2,352,863
   Platinum Investor IV.........................     1,046    10.36        10,844
   Platinum Investor FlexDirector...............        48    10.57           503
   Platinum Investor PLUS.......................    15,749    13.39       210,914
   Platinum Investor Survivor...................    12,332     4.83        59,613
   Platinum Investor Survivor II................    30,647    10.07       308,621
VALIC Company I - Science & Technology Fund
   Platinum Investor I & II.....................    73,848     4.00       295,089
   Platinum Investor III........................   191,246     3.96       758,185
   Platinum Investor IV.........................       680    10.48         7,124
   Platinum Investor FlexDirector...............        51    10.08           510
   Platinum Investor PLUS.......................     3,694    12.29        45,386
   Platinum Investor Survivor...................    16,648     4.07        67,678
   Platinum Investor Survivor II................     1,491     9.22        13,742
VALIC Company I - Small Cap Index Fund
   Corporate America............................       147    13.86         2,034
   Platinum Investor I & II.....................   117,653    13.59     1,598,835
   Platinum Investor III........................   226,899    13.38     3,037,015
   Platinum Investor IV.........................     5,839    10.54        61,552
   Platinum Investor FlexDirector...............        49    11.26           557
   Platinum Investor PLUS.......................    20,101    14.16       284,559
   Platinum Investor Survivor...................    16,306    13.83       225,426
   Platinum Investor Survivor II................     4,835    15.22        73,586
VALIC Company I - Stock Index Fund
   AG Legacy Plus...............................    66,535     8.51       566,039
   Corporate America............................     6,827     8.55        58,352
   Corporate America (reduced surrender charge).     3,900    11.04        43,065
   Platinum Investor I & II..................... 1,303,538    11.66    15,194,878
   Platinum Investor III........................ 1,835,008     8.82    16,193,695

                                   VL-R - 58

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note F - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2005 and the year ended December 31, 2004 are as follows:

Divisions                                             Units  Unit Value Net Assets
---------                                            ------- ---------- ----------
2005 - Continued
VALIC Company I - Stock Index Fund - Continued
   Platinum Investor IV.............................  11,134   $10.24   $  113,973
   Platinum Investor FlexDirector...................   7,325    10.75       78,769
   Platinum Investor PLUS...........................  92,163    12.09    1,114,538
   Platinum Investor Survivor....................... 384,057     8.53    3,277,693
   Platinum Investor Survivor II....................  44,239    11.25      497,783
Van Kampen LIT Emerging Growth Portfolio - Class I
   AG Legacy Plus...................................  11,268     4.99       56,281
Van Kampen LIT Government Portfolio - Class I
   AG Legacy Plus...................................  12,848    13.18      169,378
Van Kampen LIT Growth and Income Portfolio - Class I
   Platinum Investor I & II......................... 250,692    12.84    3,219,562
   Platinum Investor III............................ 427,613    12.86    5,501,085
   Platinum Investor IV.............................  13,058    10.71      139,825
   Platinum Investor FlexDirector...................     600    11.65        6,991
   Platinum Investor PLUS...........................  19,715    13.11      258,414
   Platinum Investor Survivor.......................  36,301    13.00      471,815
   Platinum Investor Survivor II....................  21,234    12.84      272,696
Vanguard VIF High Yield Bond Portfolio
   Corporate America (reduced surrender charge).....   1,463    10.41       15,230
   Platinum Investor I & II.........................  78,972    12.87    1,016,481
   Platinum Investor III............................ 254,267    12.98    3,299,409
   Platinum Investor IV.............................   6,444    10.02       64,574
   Platinum Investor FlexDirector...................      32    10.76          339
   Platinum Investor PLUS...........................  26,235    12.48      327,358
   Platinum Investor Survivor.......................  19,037    13.09      249,281
   Platinum Investor Survivor II....................   6,424    12.76       81,987
Vanguard VIF REIT Index Portfolio
   Corporate America................................     692    24.24       16,776
   Corporate America (reduced surrender charge).....     574    12.67        7,272
   Platinum Investor I & II......................... 114,643    23.77    2,725,071
   Platinum Investor III............................ 288,772    23.79    6,869,183
   Platinum Investor IV.............................  15,887    11.38      180,767
   Platinum Investor FlexDirector...................   4,981    13.24       65,946
   Platinum Investor PLUS...........................  35,918    17.89      642,732
   Platinum Investor Survivor.......................  25,806    24.18      624,042
   Platinum Investor Survivor II....................  19,565    20.71      405,240
2004
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus...................................  24,949     8.04      200,562
   Corporate America................................   7,229     7.78       56,259
   Corporate America (reduced surrender charge).....     679    11.67        7,918
   Platinum Investor I & II......................... 322,093    11.13    3,583,368
   Platinum Investor III............................ 303,164     9.34    2,832,247
   Platinum Investor PLUS...........................   9,886    12.93      127,771
   Platinum Investor Survivor.......................  67,704     7.77      526,286

                                   VL-R - 59

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note F - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2005 and the year ended December 31, 2004 are as follows:

Divisions                                                   Units  Unit Value Net Assets
---------                                                  ------- ---------- ----------
2004 - Continued
AIM V.I. International Growth Fund - Series I - Continued
   Platinum Investor Survivor II..........................  16,895   $13.54   $  228,742
AIM V.I. Premier Equity Fund - Series I
   Corporate America......................................   5,835     6.24       36,396
   Platinum Investor I & II............................... 850,688     9.94    8,454,221
   Platinum Investor III.................................. 499,376     7.39    3,690,457
   Platinum Investor FlexDirector.........................     204    10.20        2,077
   Platinum Investor PLUS.................................  16,704    10.72      179,141
   Platinum Investor Survivor............................. 116,072     6.23      723,141
   Platinum Investor Survivor II..........................   7,228     9.24       66,822
Alger American Leveraged AllCap Portfolio - Class O Shares
   Platinum Investor I & II...............................      98    12.94        1,274
   Platinum Investor III..................................  32,709    12.95      423,493
   Platinum Investor PLUS.................................   9,034    12.95      116,963
   Platinum Investor Survivor.............................     150    13.01        1,949
   Platinum Investor Survivor II..........................     128    12.94        1,657
Alger American MidCap Growth Portfolio - Class O Shares
   Platinum Investor I & II...............................   8,879    15.23      135,202
   Platinum Investor III..................................  44,400    15.24      676,660
   Platinum Investor FlexDirector.........................   5,687    10.64       60,491
   Platinum Investor PLUS.................................   6,756    15.24      102,960
   Platinum Investor Survivor.............................     245    15.32        3,755
   Platinum Investor Survivor II..........................     930    15.23       14,167
American Century VP Value Fund - Class I
   AG Legacy Plus.........................................  34,128    16.83      574,449
   Corporate America......................................   2,990    15.46       46,225
   Platinum Investor I & II............................... 232,577    15.21    3,536,470
   Platinum Investor III.................................. 526,802    15.12    7,963,343
   Platinum Investor FlexDirector.........................      31    10.82          339
   Platinum Investor PLUS.................................  39,732    12.81      508,822
   Platinum Investor Survivor.............................  32,550    15.43      502,214
   Platinum Investor Survivor II.......................... 100,250    13.39    1,342,791
Credit Suisse Small Cap Growth Portfolio
   Platinum Investor I & II...............................  70,710     8.18      578,349
   Platinum Investor III.................................. 139,946     8.01    1,121,164
   Platinum Investor FlexDirector.........................   4,723    10.13       47,865
   Platinum Investor PLUS.................................   8,424    12.79      107,735
   Platinum Investor Survivor.............................   2,799     8.30       23,229
   Platinum Investor Survivor II..........................   1,275    12.12       15,451
Dreyfus IP MidCap Stock Portfolio - Initial shares
   Platinum Investor I & II...............................  73,512    12.16      893,684
   Platinum Investor III.................................. 204,536    11.96    2,445,717
   Platinum Investor FlexDirector.........................       1    10.87           16
   Platinum Investor PLUS.................................  16,660    12.56      209,222
   Platinum Investor Survivor.............................  17,825    12.34      219,877
   Platinum Investor Survivor II..........................   5,689    13.76       78,254

                                   VL-R - 60

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note F - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2005 and the year ended December 31, 2004 are as follows:

Divisions                                                   Units   Unit Value Net Assets
---------                                                 --------- ---------- ----------
2004 - Continued
Dreyfus VIF Developing Leaders Portfolio - Initial shares
   Corporate America.....................................    11,224   $11.52   $  129,279
   Platinum Investor I & II..............................   375,824    13.92    5,230,135
   Platinum Investor III.................................   445,399    10.72    4,775,432
   Platinum Investor PLUS................................    27,075    11.57      313,377
   Platinum Investor Survivor............................    63,847    11.50      734,526
   Platinum Investor Survivor II.........................    58,627    12.58      737,356
Dreyfus VIF Quality Bond Portfolio - Initial shares
   Corporate America.....................................     6,905    13.36       92,230
   Platinum Investor I & II..............................   311,327    13.33    4,150,241
   Platinum Investor III.................................   253,777    12.63    3,204,132
   Platinum Investor PLUS................................    17,726    11.19      198,410
   Platinum Investor Survivor............................    25,471    13.34      339,808
   Platinum Investor Survivor II.........................     7,145    11.24       80,289
Fidelity VIP Asset Manager Portfolio - Service Class 2
   AG Legacy Plus........................................    20,658    10.69      220,876
   Platinum Investor I & II..............................   203,845    10.18    2,074,624
   Platinum Investor III.................................   208,895    10.16    2,121,544
   Platinum Investor PLUS................................    17,720    11.61      205,736
   Platinum Investor Survivor............................     9,381    10.33       96,879
   Platinum Investor Survivor II.........................    10,659    11.34      120,837
Fidelity VIP Contrafund Portfolio - Service Class 2
   AG Legacy Plus........................................    42,128    12.40      522,390
   Corporate America.....................................     3,812    11.05       42,136
   Platinum Investor I & II..............................   379,667    10.87    4,127,445
   Platinum Investor III.................................   906,499    10.73    9,726,130
   Platinum Investor FlexDirector........................       321    10.95        3,516
   Platinum Investor PLUS................................    71,987    12.84      924,266
   Platinum Investor Survivor............................    76,772    11.03      846,864
   Platinum Investor Survivor II.........................    31,607    13.54      427,829
Fidelity VIP Equity-Income Portfolio - Service Class 2
   AG Legacy Plus........................................    63,754    11.02      702,770
   Corporate America.....................................    19,433    11.33      220,183
   Corporate America (reduced surrender charge)..........       714    10.81        7,720
   Platinum Investor I & II..............................   370,900    11.14    4,133,032
   Platinum Investor III.................................   877,982    11.16    9,797,110
   Platinum Investor FlexDirector........................       620    10.62        6,583
   Platinum Investor PLUS................................    53,918    12.02      647,840
   Platinum Investor Survivor............................   107,323    11.31    1,213,488
   Platinum Investor Survivor II.........................    49,011    12.19      597,443
Fidelity VIP Growth Portfolio - Service Class 2
   AG Legacy Plus........................................    28,730     8.12      233,262
   Corporate America.....................................     5,424     6.91       37,464
   Corporate America (reduced surrender charge)..........       253    10.71        2,709
   Platinum Investor I & II..............................   345,944     6.79    2,349,941
   Platinum Investor III................................. 1,039,582     6.73    6,997,775
   Platinum Investor FlexDirector........................     7,404     9.75       72,173

                                   VL-R - 61

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note F - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2005 and the year ended December 31, 2004 are as follows:

Divisions                                                                Units  Unit Value Net Assets
---------                                                               ------- ---------- -----------
2004 - Continued
Fidelity VIP Growth Portfolio - Service Class 2 - Continued
   Platinum Investor PLUS..............................................  82,830   $10.83   $   897,299
   Platinum Investor Survivor..........................................  76,126     6.89       524,713
   Platinum Investor Survivor II.......................................  38,957     9.63       375,246
Fidelity VIP Mid Cap Portfolio - Service Class 2
   Platinum Investor I & II............................................  16,744    17.32       289,966
   Platinum Investor III...............................................  38,471    17.33       666,778
   Platinum Investor FlexDirector......................................     288    11.59         3,338
   Platinum Investor PLUS..............................................   6,345    17.33       109,964
   Platinum Investor Survivor..........................................   1,816    17.42        31,630
   Platinum Investor Survivor II.......................................     989    17.32        17,124
Franklin Templeton - Franklin Small Cap Fund - Class 2
   AG Legacy Plus......................................................  22,445     7.01       157,376
Franklin Templeton - Franklin Small Cap Value Securities Fund - Class 2
   Corporate America (reduced surrender charge)........................     463    11.29         5,231
   Platinum Investor I & II............................................  12,505    16.30       203,817
   Platinum Investor III...............................................  40,911    16.31       667,374
   Platinum Investor FlexDirector......................................     175    11.66         2,046
   Platinum Investor PLUS..............................................  12,431    16.31       202,794
   Platinum Investor Survivor..........................................   5,233    16.39        85,788
   Platinum Investor Survivor II.......................................     502    16.30         8,175
Franklin Templeton - Franklin U.S. Government Fund - Class 2
   Platinum Investor I & II............................................  16,861    11.39       191,999
   Platinum Investor III............................................... 945,822    11.40    10,786,424
   Platinum Investor PLUS..............................................  38,284    11.03       422,331
   Platinum Investor Survivor..........................................     633    11.51         7,288
   Platinum Investor Survivor II.......................................   5,867    11.39        66,809
Franklin Templeton - Mutual Shares Securities Fund - Class 2
   Platinum Investor I & II............................................  54,608    12.16       664,214
   Platinum Investor III............................................... 539,268    12.18     6,569,138
   Platinum Investor FlexDirector......................................     312    10.73         3,345
   Platinum Investor PLUS..............................................  19,639    11.98       235,235
   Platinum Investor Survivor..........................................   1,777    12.29        21,841
   Platinum Investor Survivor II.......................................  18,978    12.16       230,842
Franklin Templeton - Templeton Foreign Securities Fund - Class 2
   AG Legacy Plus......................................................  18,777     9.92       186,284
   Platinum Investor I & II............................................ 123,981    12.42     1,539,261
   Platinum Investor III............................................... 685,074    12.43     8,518,121
   Platinum Investor FlexDirector......................................     437    11.10         4,852
   Platinum Investor PLUS..............................................  14,282    12.02       171,694
   Platinum Investor Survivor..........................................  19,552    12.55       245,299
   Platinum Investor Survivor II.......................................  48,400    12.42       600,897
Goldman Sachs Capital Growth Fund
   Platinum Investor I & II............................................  13,994     9.26       129,523
   Platinum Investor III...............................................  14,378     9.27       133,348
   Platinum Investor PLUS..............................................     113    11.33         1,284
   Platinum Investor Survivor.......................................... 703,774     9.39     6,607,533

                                   VL-R - 62

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note F - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2005 and the year ended December 31, 2004 are as follows:

Divisions                                      Units  Unit Value Net Assets
---------                                     ------- ---------- ----------
2004 - Continued
Goldman Sachs Capital Growth Fund - Continued
   Platinum Investor Survivor II............. 185,421   $ 9.83   $1,823,417
Janus Aspen Series International Growth
  Portfolio - Service Shares
   Corporate America.........................   3,189     8.02       25,585
   Platinum Investor I & II.................. 115,724     7.89      913,122
   Platinum Investor III..................... 229,457     7.84    1,798,205
   Platinum Investor FlexDirector............  12,784    10.87      139,004
   Platinum Investor PLUS....................   7,613    12.56       95,613
   Platinum Investor Survivor................  31,781     8.01      254,455
   Platinum Investor Survivor II.............   4,427    12.40       54,914
Janus Aspen Series Mid Cap Growth Portfolio
  - Service Shares
   Corporate America.........................     486     5.40        2,624
   Platinum Investor I & II..................  52,125     5.31      276,772
   Platinum Investor III..................... 402,410     5.18    2,084,632
   Platinum Investor PLUS....................   8,596    13.54      116,353
   Platinum Investor Survivor................  26,338     5.39      141,904
   Platinum Investor Survivor II.............   1,788    12.08       21,605
Janus Aspen Series Worldwide Growth
  Portfolio - Service Shares
   Corporate America.........................   9,360     6.60       61,819
   Platinum Investor I & II.................. 125,130     6.50      812,781
   Platinum Investor III..................... 367,344     6.44    2,365,764
   Platinum Investor PLUS....................  12,476    10.28      128,308
   Platinum Investor Survivor................  37,089     6.59      244,452
   Platinum Investor Survivor II.............  41,215     9.85      405,949
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II..................   1,976    14.86       29,370
   Platinum Investor III.....................  27,069    14.87      402,580
   Platinum Investor PLUS....................   4,533    14.87       67,410
   Platinum Investor Survivor................     207    14.95        3,088
   Platinum Investor Survivor II.............     485    14.86        7,201
JPMorgan Small Company Portfolio
   Platinum Investor I & II..................  40,867    11.41      466,324
   Platinum Investor III..................... 104,066    11.23    1,168,558
   Platinum Investor PLUS....................   5,929    13.98       82,890
   Platinum Investor Survivor................   1,835    11.58       21,241
   Platinum Investor Survivor II.............   3,146    14.66       46,129
MFS VIT Capital Opportunities Series -
  Initial Class
   Corporate America.........................      --     6.79           --
   Platinum Investor I & II.................. 113,938     6.67      760,376
   Platinum Investor III..................... 415,444     6.74    2,798,020
   Platinum Investor FlexDirector............     173    10.58        1,832
   Platinum Investor PLUS....................  33,139    11.34      375,934
   Platinum Investor Survivor................  36,766     6.77      248,968
   Platinum Investor Survivor II.............   3,156    10.33       32,620
MFS VIT Emerging Growth Series - Initial
  Class
   AG Legacy Plus............................   9,619    10.72      103,163
   Corporate America.........................   1,040     4.95        5,148

                                   VL-R - 63

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note F - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2005 and the year ended December 31, 2004 are as follows:

Divisions                                       Units   Unit Value Net Assets
---------                                     --------- ---------- ----------
2004 - Continued
MFS VIT Emerging Growth Series - Initial
  Class - Continued
   Corporate America (reduced surrender
     charge).................................       920   $11.38   $   10,472
   Platinum Investor I & II..................   706,671    10.44    7,378,706
   Platinum Investor III..................... 1,024,961     5.53    5,666,609
   Platinum Investor FlexDirector............       197    10.52        2,070
   Platinum Investor PLUS....................    29,670    11.64      345,413
   Platinum Investor Survivor................   168,768     4.94      834,232
   Platinum Investor Survivor II.............    32,210    10.01      322,533
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus............................    16,207     7.83      126,844
   Corporate America.........................     2,716     8.52       23,152
   Platinum Investor I & II..................    88,892     8.38      745,230
   Platinum Investor III.....................   266,177     8.21    2,185,903
   Platinum Investor FlexDirector............       256     9.96        2,551
   Platinum Investor PLUS....................    16,920    11.16      188,768
   Platinum Investor Survivor................    10,480     8.51       89,153
   Platinum Investor Survivor II.............     8,483    10.75       91,201
MFS VIT Research Series - Initial Class
   Corporate America.........................     3,158     7.62       24,069
   Platinum Investor I & II..................    48,222     7.50      361,482
   Platinum Investor III.....................   159,378     7.47    1,190,107
   Platinum Investor FlexDirector............       106    10.76        1,145
   Platinum Investor PLUS....................     6,148    11.80       72,553
   Platinum Investor Survivor................     9,692     7.61       73,719
   Platinum Investor Survivor II.............     5,340    10.99       58,713
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus............................   146,574     6.23      912,934
Neuberger Berman AMT Mid-Cap Growth
  Portfolio - Class I
   Corporate America.........................     1,789     6.50       11,630
   Corporate America (reduced surrender
     charge).................................       233    11.35        2,641
   Platinum Investor I & II..................    59,627     6.39      381,211
   Platinum Investor III.....................   288,190     6.29    1,811,647
   Platinum Investor FlexDirector............       166    11.06        1,834
   Platinum Investor PLUS....................    28,648    11.72      335,784
   Platinum Investor Survivor................    27,565     6.49      178,820
   Platinum Investor Survivor II.............     7,849    10.76       84,431
Neuberger Berman AMT Partners Portfolio -
  Class I
   AG Legacy Plus............................    12,141    11.34      137,643
Oppenheimer Balanced Fund/VA - Non-Service
  Shares
   Platinum Investor I & II..................     2,395    12.98       31,076
   Platinum Investor III.....................    29,690    12.99      385,585
   Platinum Investor PLUS....................    14,439    12.99      187,517
   Platinum Investor Survivor................       433    13.05        5,656
   Platinum Investor Survivor II.............     3,870    12.98       50,218
Oppenheimer Global Securities Fund/VA -
  Non-Service Shares
   Platinum Investor I & II..................     4,798    16.82       80,687
   Platinum Investor III.....................    51,328    16.83      863,930

                                   VL-R - 64

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note F - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2005 and the year ended December 31, 2004 are as follows:

Divisions                                      Units  Unit Value Net Assets
---------                                     ------- ---------- ----------
2004 - Continued
Oppenheimer Global Securities Fund/VA -
  Non-Service Shares - Continued
   Platinum Investor FlexDirector............       2   $11.17   $       24
   Platinum Investor PLUS....................   5,613    16.83       94,470
   Platinum Investor Survivor................   2,375    16.92       40,174
   Platinum Investor Survivor II.............     378    16.82        6,364
Oppenheimer High Income Fund/VA -
  Non-Service Shares
   AG Legacy Plus............................   8,004    12.51      100,163
PIMCO VIT Real Return Portfolio -
  Administrative Class
   AG Legacy Plus............................  47,824    14.00      669,702
   Corporate America.........................   2,327    15.51       36,096
   Corporate America (reduced surrender
     charge).................................     753    10.31        7,759
   Platinum Investor I & II.................. 119,851    15.25    1,828,190
   Platinum Investor III..................... 561,931    15.32    8,607,213
   Platinum Investor FlexDirector............     298    10.38        3,095
   Platinum Investor PLUS....................  30,515    12.93      394,609
   Platinum Investor Survivor................  65,768    15.48    1,017,948
   Platinum Investor Survivor II.............  36,406    13.10      477,063
PIMCO VIT Short-Term Portfolio -
  Administrative Class
   Corporate America.........................  21,965    11.30      248,233
   Platinum Investor I & II.................. 220,025    11.11    2,445,451
   Platinum Investor III..................... 210,849    11.13    2,346,366
   Platinum Investor FlexDirector............   4,059    10.04       40,769
   Platinum Investor PLUS....................  14,162    10.36      146,681
   Platinum Investor Survivor................  40,126    11.28      452,530
   Platinum Investor Survivor II.............  30,365    10.45      317,371
PIMCO VIT Total Return Portfolio -
  Administrative Class
   AG Legacy Plus............................  38,594    12.43      479,631
   Corporate America.........................   8,965    13.24      118,722
   Platinum Investor I & II.................. 248,730    13.02    3,239,319
   Platinum Investor III..................... 468,339    13.09    6,132,293
   Platinum Investor FlexDirector............   6,295    10.24       64,463
   Platinum Investor PLUS....................  47,130    11.41      537,919
   Platinum Investor Survivor................  46,766    13.21      617,992
   Platinum Investor Survivor II.............  58,228    11.52      670,760
Pioneer Fund VCT Portfolio - Class I
   Platinum Investor I & II.................. 242,349    10.22    2,476,631
   Platinum Investor III.....................  55,443    10.22      566,601
   Platinum Investor PLUS....................     998    10.22       10,195
   Platinum Investor Survivor................  28,172    10.22      287,951
   Platinum Investor Survivor II.............     388    10.22        3,963
Pioneer Growth Opportunities VCT Portfolio -
  Class I
   Corporate America.........................   3,474    10.28       35,720
   Platinum Investor I & II.................. 347,832    10.28    3,576,078
   Platinum Investor III..................... 137,933    10.28    1,418,142
   Platinum Investor PLUS....................   4,979    10.28       51,195
   Platinum Investor Survivor................  14,319    10.28      147,243
   Platinum Investor Survivor II.............  39,326    10.28      404,315

                                   VL-R - 65

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note F - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2005 and the year ended December 31, 2004 are as follows:

Divisions                                      Units  Unit Value Net Assets
---------                                     ------- ---------- ----------
2004 - Continued
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus............................  12,958   $13.72   $  177,740
   Corporate America......................... 396,103    14.01    5,549,288
   Platinum Investor I & II..................  60,463    13.25      801,033
   Platinum Investor III.....................  62,541    14.19      887,670
   Platinum Investor FlexDirector............      65    10.63          689
   Platinum Investor PLUS....................   6,150    13.15       80,902
   Platinum Investor Survivor................   1,282    13.99       17,943
   Platinum Investor Survivor II.............   1,337    13.51       18,073
Putnam VT Growth and Income Fund - Class IB
   Corporate America......................... 499,841    11.25    5,623,805
   Platinum Investor I & II.................. 491,902    11.66    5,734,037
   Platinum Investor III..................... 524,351    10.53    5,520,350
   Platinum Investor FlexDirector............   9,148    10.55       96,528
   Platinum Investor PLUS....................  26,657    11.78      314,093
   Platinum Investor Survivor................  66,114    11.24      743,001
   Platinum Investor Survivor II.............   4,481    11.56       51,804
Putnam VT International Growth and Income
  Fund - Class IB
   Corporate America.........................   2,293    11.09       25,426
   Platinum Investor I & II.................. 204,673    12.88    2,635,270
   Platinum Investor III..................... 191,264    11.40    2,179,999
   Platinum Investor FlexDirector............     112    11.31        1,269
   Platinum Investor PLUS....................   8,737    13.39      117,028
   Platinum Investor Survivor................  37,612    11.07      416,520
   Platinum Investor Survivor II.............   7,551    14.56      109,912
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus............................  25,092    19.81      497,060
Putnam VT Vista Fund - Class IB
   AG Legacy Plus............................  15,137     5.56       84,219
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus............................  57,401     5.76      330,363
Safeco RST Core Equity Portfolio
   Platinum Investor I & II..................      --     9.17           --
   Platinum Investor III.....................      --     8.00           --
   Platinum Investor PLUS....................      --    10.96           --
   Platinum Investor Survivor................      --     7.68           --
   Platinum Investor Survivor II.............      --     9.67           --
Safeco RST Growth Opportunities Portfolio
   Corporate America.........................      --    10.51           --
   Platinum Investor I & II..................      --    10.26           --
   Platinum Investor III.....................      --    10.98           --
   Platinum Investor PLUS....................      --    11.86           --
   Platinum Investor Survivor................      --    10.50           --
   Platinum Investor Survivor II.............      --    12.30           --
Scudder VIT EAFE Equity Index Fund - Class A
   Legacy Plus...............................      --     9.81           --

                                   VL-R - 66

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note F - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2005 and the year ended December 31, 2004 are as follows:

Divisions                                      Units  Unit Value Net Assets
---------                                     ------- ---------- ----------
2004 - Continued
Scudder VIT Equity 500 Index Fund - Class A
   Legacy Plus...............................   1,857   $10.15   $   18,849
SunAmerica - Aggressive Growth Portfolio -
  Class 1
   Platinum Investor I & II..................   7,269    11.57       84,137
   Platinum Investor III.....................  29,137    11.59      337,687
   Platinum Investor PLUS....................   6,198    12.31       76,281
   Platinum Investor Survivor................   1,019    11.68       11,899
   Platinum Investor Survivor II.............     448    11.57        5,190
SunAmerica - SunAmerica Balanced Portfolio -
  Class 1
   Platinum Investor I & II..................     247    10.72        2,648
   Platinum Investor III.....................  52,736    10.73      565,994
   Platinum Investor PLUS....................  13,740    11.07      152,117
   Platinum Investor Survivor II.............   1,250    10.72       13,403
UIF Equity Growth Portfolio - Class I
   Platinum Investor I & II.................. 288,941    10.27    2,966,331
   Platinum Investor III.....................  79,302     6.89      546,540
   Platinum Investor PLUS....................   4,155    10.98       45,596
   Platinum Investor Survivor................  23,521     6.57      154,598
   Platinum Investor Survivor II.............     219     9.69        2,122
UIF High Yield Portfolio - Class I
   Platinum Investor I & II..................  93,804    11.14    1,044,759
   Platinum Investor III.....................  28,634    11.55      330,711
   Platinum Investor FlexDirector............   1,735    10.79       18,729
   Platinum Investor PLUS....................   2,194    12.90       28,302
   Platinum Investor Survivor................  24,176    10.83      261,899
   Platinum Investor Survivor II.............   4,234    12.59       53,299
VALIC Company I - International Equities Fund
   AG Legacy Plus............................  20,142     8.21      165,429
   Platinum Investor I & II..................  70,577    10.54      743,609
   Platinum Investor III.....................  86,492     9.11      788,095
   Platinum Investor FlexDirector............     349    11.20        3,911
   Platinum Investor PLUS....................   8,032    11.93       95,823
   Platinum Investor Survivor................  13,559     8.07      109,465
   Platinum Investor Survivor II.............   1,307    12.40       16,207
VALIC Company I - Mid Cap Index Fund
   AG Legacy Plus............................  24,611    12.87      316,673
   Corporate America.........................   6,003    13.98       83,891
   Corporate America (reduced surrender
     charge).................................     704    11.26        7,926
   Platinum Investor I & II.................. 396,205    19.08    7,558,938
   Platinum Investor III..................... 430,957    12.53    5,400,920
   Platinum Investor PLUS....................  37,895    12.90      488,950
   Platinum Investor Survivor................  67,872    13.96      947,463
   Platinum Investor Survivor II.............  46,722    14.07      657,610
VALIC Company I - Money Market I Fund
   AG Legacy Plus............................  51,953    10.52      546,390
   Corporate America.........................   6,349    10.94       69,436
   Corporate America (reduced surrender
     charge).................................  27,087    10.02      271,377

                                   VL-R - 67

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note F - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2005 and the year ended December 31, 2004 are as follows:

Divisions                                       Units   Unit Value Net Assets
---------                                     --------- ---------- -----------
2004 - Continued
VALIC Company I - Money Market I Fund -
  Continued
   Legacy Plus...............................     1,086   $11.08   $    12,032
   Platinum Investor I & II..................   947,402    11.59    10,981,940
   Platinum Investor III..................... 1,222,031    10.44    12,755,775
   Platinum Investor FlexDirector............     4,886    10.01        48,931
   Platinum Investor PLUS....................   108,353    10.03     1,086,673
   Platinum Investor Survivor................   356,356    10.92     3,892,926
   Platinum Investor Survivor II.............   485,564    10.05     4,880,633
VALIC Company I - Nasdaq-100 Index Fund
   Platinum Investor I & II..................   195,759     4.85       949,081
   Platinum Investor III.....................   480,541     4.76     2,289,462
   Platinum Investor FlexDirector............        48    10.78           516
   Platinum Investor PLUS....................    11,709    13.66       159,943
   Platinum Investor Survivor................    29,567     4.92       145,457
   Platinum Investor Survivor II.............    11,333    10.28       116,455
VALIC Company I - Science & Technology Fund
   Platinum Investor I & II..................    92,336     3.95       364,650
   Platinum Investor III.....................   193,053     3.92       756,120
   Platinum Investor FlexDirector............        51     9.96           507
   Platinum Investor PLUS....................     3,497    12.14        42,443
   Platinum Investor Survivor................    16,097     4.01        64,505
   Platinum Investor Survivor II.............     1,081     9.11         9,847
VALIC Company I - Small Cap Index Fund
   Corporate America.........................     4,416    13.46        59,441
   Platinum Investor I & II..................   107,394    13.24     1,421,650
   Platinum Investor III.....................   215,034    13.03     2,802,678
   Platinum Investor FlexDirector............        32    10.97           349
   Platinum Investor PLUS....................    23,667    13.79       326,254
   Platinum Investor Survivor................    20,859    13.43       280,186
   Platinum Investor Survivor II.............     3,333    14.83        49,411
VALIC Company I - Stock Index Fund
   AG Legacy Plus............................    70,818     8.35       591,082
   Corporate America.........................    14,690     8.36       122,821
   Platinum Investor I & II.................. 1,406,720    11.44    16,087,376
   Platinum Investor III..................... 1,990,719     8.65    17,228,974
   Platinum Investor FlexDirector............        87    10.55           916
   Platinum Investor PLUS....................    63,224    11.86       749,828
   Platinum Investor Survivor................   437,170     8.35     3,650,823
   Platinum Investor Survivor II.............    40,549    11.04       447,627
Van Kampen LIT Emerging Growth Portfolio -
  Class I
   AG Legacy Plus............................    11,991     4.75        56,964
Van Kampen LIT Government Portfolio - Class I
   AG Legacy Plus............................    13,807    12.90       178,108
Van Kampen LIT Growth and Income Portfolio -
  Class I
   Platinum Investor I & II..................   191,703    11.93     2,287,879
   Platinum Investor III.....................   242,172    11.95     2,894,060
   Platinum Investor FlexDirector............        32    10.83           343

                                   VL-R - 68

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(Unaudited)

Note F - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2005 and the year ended December 31, 2004 are as follows:

Divisions                                          Units  Unit Value Net Assets
---------                                         ------- ---------- ----------
2004 - Continued
Van Kampen LIT Growth and Income Portfolio -
  Class I - Continued
   Platinum Investor PLUS........................  16,160   $12.18   $  196,763
   Platinum Investor Survivor....................  16,686    12.05      201,015
   Platinum Investor Survivor II.................   6,375    11.93       76,084
Vanguard VIF High Yield Bond Portfolio
   Platinum Investor I & II...................... 100,018    12.76    1,276,287
   Platinum Investor III......................... 330,232    12.86    4,246,662
   Platinum Investor FlexDirector................      32    10.66          337
   Platinum Investor PLUS........................  22,057    12.37      272,761
   Platinum Investor Survivor....................  86,078    12.95    1,114,534
   Platinum Investor Survivor II.................  23,456    12.65      296,797
Vanguard VIF REIT Index Portfolio
   Corporate America.............................     708    22.10       15,640
   Platinum Investor I & II......................  99,576    21.74    2,164,676
   Platinum Investor III......................... 303,258    21.75    6,594,879
   Platinum Investor FlexDirector................   3,849    12.10       46,590
   Platinum Investor PLUS........................  40,045    16.36      655,114
   Platinum Investor Survivor....................  30,818    22.06      679,778
   Platinum Investor Survivor II.................  23,561    18.94      446,319

                                   VL-R - 69

[LETTERHEAD] PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Suite 2900
1201 Louisiana St.
Houston TX 77002-5678
Telephone (713) 356 4000

            Report Of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors
American General Life Insurance Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholder's equity, comprehensive income, and of cash flows present fairly, in all material respects, the financial position of American General Life Insurance Company and subsidiaries (an indirect wholly-owned subsidiary of American International Group, Inc.) at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting and reporting for certain non-traditional long-duration contracts in 2004.

As discussed in Note 17 to the financial statements, the Company has restated its financial statements as of December 31, 2004 and 2003 and for the years then ended.

PRICEWATERHOUSECOOPERS LLP
Houston, Texas
March 29, 2006

                    American General Life Insurance Company

                          Consolidated Balance Sheets

                                                                                                             December 31
                                                                                                       ------------------------
                                                                                                           2005        2004
                                                                                                       ------------ -----------
                                                                                                                    (Restated)
                                                                                                            (In Thousands)
Assets
Investments:..........................................................................................
   Fixed maturity securities, available for sale, at fair value (amortized cost - $48,882,647 - 2005;
     $46,684,901 - 2004).............................................................................. $ 50,523,762 $49,439,233
   Fixed maturity securities, trading, at fair value (amortized cost - $148,276 - 2005; $8,946 -
     2004)............................................................................................      148,025      11,512
   Equity securities, available for sale, at fair value (cost - $33,457 - 2005; $48,038 - 2004).......       66,361      70,294
   Equity securities, trading, at fair value (cost - $1,000 - 2005; $1,638 - 2004)....................        1,000       6,374
   Mortgage loans on real estate, net of allowance ($4,679 - 2005; $4,964 - 2004).....................    3,694,210   3,324,940
   Policy loans.......................................................................................    1,774,872   1,730,819
   Investment real estate.............................................................................       35,595      37,730
   Partnerships.......................................................................................    2,589,696   2,087,804
   Separate account seed money (cost - $64,000 - 2005; $39,758 - 2004)................................       67,000      41,488
   Securities lending collateral......................................................................    9,743,000   9,286,117
   Short-term investments.............................................................................       84,220      62,913
   Derivative assets..................................................................................       13,190      11,077
                                                                                                       ------------ -----------
Total investments.....................................................................................   68,740,931  66,110,301

Cash and cash equivalents.............................................................................      222,192     257,224
Restricted Cash.......................................................................................       17,705      18,647
Investment in ultimate Parent Company (cost - $8,597 in 2005 and 2004)................................       55,277      53,203
Notes receivable from affiliates......................................................................      753,666     598,045
Indebtedness from affiliates..........................................................................           --      37,019
Accrued investment income.............................................................................      722,214     705,590
Accounts receivable...................................................................................    1,123,440   1,098,251
Deferred policy acquisition costs/cost of insurance purchased.........................................    4,355,356   3,613,153
Other assets..........................................................................................      260,813     272,270
Assets held in separate accounts......................................................................   27,162,510  25,537,215
                                                                                                       ------------ -----------
Total assets.......................................................................................... $103,414,104 $98,300,918
                                                                                                       ============ ===========

See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                          Consolidated Balance Sheets

                                                                             December 31
                                                                       ------------------------
                                                                           2005        2004
                                                                       ------------ -----------
                                                                                    (Restated)
                                                                            (In Thousands)
Liabilities, Minority Interest and Shareholder's Equity
Liabilities:
   Future policy benefits............................................. $ 10,343,640 $ 9,152,754
   Policyholder contract deposits.....................................   39,716,124  38,449,523
   Other policy claims and benefits payable...........................      238,727     198,769
   Other policyholders' funds.........................................    2,762,101   2,513,561
   Federal income taxes...............................................    1,404,000   1,447,288
   Indebtedness to affiliates.........................................      234,563     258,953
   Securities lending payable.........................................    9,743,000   9,286,117
   Other liabilities..................................................    1,328,146   1,245,235
   Derivative liabilities.............................................       66,081      57,647
   Liabilities related to separate accounts...........................   27,162,510  25,537,215
                                                                       ------------ -----------
Total liabilities.....................................................   92,998,892  88,147,062

Minority interest.....................................................      105,740     102,150

Shareholder's equity:
   Preferred stock, $100 par value, 8,500 shares authorized, issued
     and outstanding..................................................          850         850
   Common stock, $10 par value, 600,000 shares authorized, issued and
     outstanding......................................................        6,000       6,000
   Additional paid-in capital.........................................    3,627,638   3,619,068
   Accumulated other comprehensive income.............................      909,440   1,443,524
   Retained earnings..................................................    5,765,544   4,982,264
                                                                       ------------ -----------
Total shareholder's equity............................................   10,309,472  10,051,706
                                                                       ------------ -----------
Total liabilities, minority interest and shareholder's equity......... $103,414,104 $98,300,918
                                                                       ============ ===========

See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                       Consolidated Statements of Income

                                                                     2005        2004        2003
                                                                  ----------  ----------  ----------
                                                                              (Restated)  (Restated)
                                                                            (In Thousands)
Revenues:
   Premiums and other considerations............................. $2,782,785  $2,540,322  $2,362,951
   Net investment income.........................................  3,633,886   3,485,349   3,140,035
   Net realized investment gain (losses).........................    (52,851)    (63,437)    (27,902)
   Other.........................................................    315,008     288,640     172,763
                                                                  ----------  ----------  ----------
Total revenues...................................................  6,678,828   6,250,874   5,647,847
                                                                  ----------  ----------  ----------
Benefits and expenses:
   Policyholders' benefits.......................................  1,782,042   1,650,664   1,539,035
   Interest credited.............................................  2,163,035   2,063,646   2,039,015
   Operating costs and expenses..................................  1,129,210   1,069,054     897,304
                                                                  ----------  ----------  ----------
Total benefits and expenses......................................  5,074,287   4,783,364   4,475,354
                                                                  ----------  ----------  ----------
Income before income tax expense.................................  1,604,541   1,467,510   1,172,493
                                                                  ----------  ----------  ----------
Income tax expense:
   Current.......................................................    243,542     124,643     252,425
   Deferred......................................................    137,039     267,475      30,199
                                                                  ----------  ----------  ----------
Total income tax expense.........................................    380,581     392,118     282,624
                                                                  ----------  ----------  ----------
Net income before cumulative effect of accounting change.........  1,223,960   1,075,392     889,869

Cumulative effect of accounting change, net of tax...............         --     (16,859)         --
                                                                  ----------  ----------  ----------
Net income....................................................... $1,223,960  $1,058,533  $  889,869
                                                                  ==========  ==========  ==========

See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                Consolidated Statements of Shareholder's Equity

                                                                    Year ended December 31
                                                             ------------------------------------
                                                                 2005         2004        2003
                                                             -----------  -----------  ----------
                                                                           (Restated)  (Restated)
                                                                        (In Thousands)
Preferred stock:
   Balance at beginning and end of year..................... $       850  $       850  $      850
                                                             -----------  -----------  ----------
Common stock:
   Balance at beginning and end of year.....................       6,000        6,000       6,000
                                                             -----------  -----------  ----------
Additional paid-in capital:
   Balance at beginning of year, as previously reported.....   3,619,068    3,503,978   3,167,462
   Adjustments (See Note 17)................................          --           --      (4,779)
                                                             -----------  -----------  ----------
   Balance, as restated.....................................   3,619,068    3,503,978   3,162,683
   Capital contribution from Parent Company.................       8,570      115,090     341,295
                                                             -----------  -----------  ----------
Balance at end of year......................................   3,627,638    3,619,068   3,503,978

Accumulated other comprehensive income:
   Balance at beginning of year, as previously reported.....   1,443,524    1,116,855     736,299
   Adjustments (See Note 17)................................          --           --     (59,514)
                                                             -----------  -----------  ----------
   Balance, as restated.....................................   1,443,524    1,116,855     676,785
   Other comprehensive income (loss)........................    (534,084)     326,669     440,070
                                                             -----------  -----------  ----------
Balance at end of year......................................     909,440    1,443,524   1,116,855

Retained earnings:
   Balance at beginning of year, as previously reported.....   4,982,264    4,224,411   3,289,151
   Adjustments (See Note 17)................................          --           --      46,071
                                                             -----------  -----------  ----------
   Balance, as restated.....................................   4,982,264    4,224,411   3,335,222
   Net income...............................................   1,223,960    1,058,533     889,869
   Dividends paid...........................................    (440,680)    (300,680)       (680)
                                                             -----------  -----------  ----------
Balance at end of year......................................   5,765,544    4,982,264   4,224,411
                                                             -----------  -----------  ----------
Total shareholder's equity.................................. $10,309,472  $10,051,706  $8,852,095
                                                             ===========  ===========  ==========

See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                Consolidated Statements of Comprehensive Income

                                                                                          2005        2004       2003
                                                                                       ----------  ---------- ----------
                                                                                                   (Restated) (Restated)
                                                                                                (In Thousands)
Net income............................................................................ $1,223,960  $1,058,533 $  889,869
Other comprehensive income (loss):
   Gross change in unrealized gains (losses) on securities, after tax (pretax: 2005 -
     $(599,075); 2004 - $461,126; 2003 - $602,337)....................................   (582,077)    299,732    391,519
   Reclassification adjustment for (gains) losses included in net income..............     47,993      26,937     48,551
                                                                                       ----------  ---------- ----------
   Other comprehensive income (loss)..................................................   (534,084)    326,669    440,070
                                                                                       ----------  ---------- ----------
Comprehensive income.................................................................. $  689,876  $1,385,202 $1,329,939
                                                                                       ==========  ========== ==========

See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                     Consolidated Statements of Cash Flows

                                                                                      2005          2004          2003
                                                                                  ------------  ------------  ------------
                                                                                                 (Restated)    (Restated)
                                                                                               (In Thousands)
Operating activities

Net income....................................................................... $  1,223,960  $  1,058,533  $    889,869
Adjustments to reconcile net income to net cash provided by operating activities:
   Cumulative effect of accounting change, net of tax............................           --        16,859            --
   Interest credited on policyholder contracts...................................    2,163,035     2,063,646     2,039,015
   Change in accounts receivable.................................................      (35,189)      (74,800)     (155,662)
   Change in future policy benefits and other policy claims......................     (335,380)   (1,003,487)      210,769
   Amortization of policy acquisition costs and cost of insurance purchased......      388,103       320,443       287,848
   Policy acquisition costs deferred.............................................     (854,609)     (732,410)     (603,239)
   Change in other policyholders' funds..........................................      248,538       308,794       339,326
   Provision for deferred income tax expense.....................................      160,107       250,746       222,196
   Depreciation and amortization, including premiums and discounts...............      188,160       193,670       170,474
   Change in indebtedness to (from) affiliates...................................     (142,992)     (181,863)      320,652
   Change in trading securities..................................................     (131,000)       51,067       (68,953)
   Change in restricted cash.....................................................          942        70,134       (88,781)
   Realized investments (gains) losses...........................................       52,851        63,437       286,267
   Other, net....................................................................       59,664        64,984       714,462
                                                                                  ------------  ------------  ------------
Net cash provided by operating activities........................................    2,986,190     2,469,753     4,564,243

Investing activities
Purchases of :
   Fixed maturity and equity securities..........................................  (31,593,646)  (27,390,556)  (35,155,231)
   Mortgage loans on real estate.................................................     (778,836)     (691,747)     (443,541)
   Other investments.............................................................  (21,836,745)  (18,188,518)  (14,902,823)
Sales of:
   Fixed maturity and equity securities..........................................   26,780,200    26,942,747    29,702,380
   Other investments.............................................................   20,861,183    12,915,557    13,862,846
Redemptions and maturities of:
   Fixed maturity and equity securities..........................................    2,892,484     1,735,026     1,792,981
   Mortgage loans on real estate.................................................      412,603       307,711       291,851
Sales and purchases of property, equipment, and software, net....................       12,425         9,648    (1,056,323)
Change in securities lending collateral..........................................          457         4,835         1,235
                                                                                  ------------  ------------  ------------
Net cash used in investing activities............................................   (3,249,875)   (4,355,297)   (5,906,625)

See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                                                       2005         2004         2003
                                                   -----------  -----------  -----------
                                                                 (Restated)   (Restated)
                                                               (In Thousands)
Financing activities
Net policyholder account deposits.................   4,948,706    7,332,833    6,780,518
Net policyholder account withdrawals..............  (4,278,916)  (5,296,849)  (5,574,250)
Dividends paid....................................    (440,680)    (300,680)        (680)
Capital contribution from parent..................          --      115,090      341,295
Change in securities lending payable..............        (457)      (4,835)      (1,235)
                                                   -----------  -----------  -----------
Net cash provided by financing activities.........     228,653    1,845,559    1,545,648
                                                   -----------  -----------  -----------
Increase (decrease) in cash.......................     (35,032)     (39,985)     203,266
Cash and cash equivalents at beginning of year....     257,224      297,209       93,943
                                                   -----------  -----------  -----------
Cash and cash equivalents at end of year.......... $   222,192  $   257,224  $   297,209
                                                   ===========  ===========  ===========

Interest paid amounted to approximately $44,952,000, $47,709,000 and $11,298,000 in 2005, 2004 and 2003, respectively. Income taxes paid amounted to approximately $121,904,000, $208,397,000 and $240,802,000 in 2005, 2004 and
2003, respectively.

See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                  Notes to Consolidated Financial Statements

                               December 31, 2005

1. Nature of Operations

American General Life Insurance Company ("AGL" or the "Company") is a wholly owned subsidiary of AGC Life Insurance Company ("Parent Company"), and its ultimate parent is American International Group, Inc. ("AIG").

Effective December 31, 2002, AGL merged with certain affiliated entities, including The Franklin Life Insurance Company ("The Franklin") and its subsidiary, The American Franklin Life Insurance Company ("AMFLIC"), and All American Life Insurance Company ("All American") and became the surviving entity. Effective March 31, 2003, AGL merged with it's affiliate Old Line Life Insurance Company ("Old Line") and became the surviving entity. Effective December 31, 2002, AGL's wholly owned life insurance subsidiary, American General Life Insurance Company of New York ("AGNY") was merged with The United States Life Insurance Company in the City of New York, an affiliated entity. These mergers have been accounted for at historical cost in a manner similar to a pooling of interests business combination. Accordingly, the accompanying consolidated financial statements include the financial position, operating results, and cash flows of The Franklin, AMFLIC, All American, Old Line and exclude AGNY.

Effective December 20, 2004, AGL merged with its wholly owned subsidiary, American General International Investments, Inc. ("AGII"), and became the surviving entity. The financial position, operating results and cash flows of AGII have historically been included in the consolidated financial statements of AGL.

The Company operates through two divisions: Life Insurance and Retirement Services. The Life Insurance Division offers a complete portfolio of the standard forms of universal life, variable universal life, whole life, term life, accident and health, structured settlements, and fixed and variable annuities throughout the United States of America. This Division serves the estate planning needs of middle- and upper-income households and the life insurance needs of small- to medium-sized businesses. The Life Insurance Division, through its subsidiaries American General Life Companies ("AGLC") and American General Enterprise Services ("AGES"), and AGES's wholly owned broker-dealer subsidiary American General Securities Incorporated ("AGSI"), also provides support services to certain affiliated insurance companies. The Retirement Services Division includes the results of the Variable Annuity Life Insurance Company ("VALIC"), a wholly owned subsidiary. VALIC provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of health care, educational, public sector, and other not-for-profit organizations throughout the United States of America.

                    American General Life Insurance Company

                  Notes to Consolidated Financial Statements

2. Accounting Policies

2.1 Preparation of Financial Statements

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and its wholly owned subsidiaries. Transactions with the Parent Company and other subsidiaries of the Parent Company are not eliminated from the financial statements of the Company. All other material intercompany transactions have been eliminated in consolidation.

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. These estimates and assumptions are particularly significant with respect to investments, deferred acquisition costs, and policyholder benefits. Ultimate results could differ from those estimates.

2.2 Statutory Accounting

The Company and its wholly owned life insurance subsidiaries are required to file financial statements with state regulatory authorities. State insurance laws and regulations prescribe accounting practices for calculating statutory net income and equity. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The use of such permitted practices by the Company and its wholly owned life insurance subsidiaries did not have a material effect on statutory capital and surplus at December 31, 2005.

                    American General Life Insurance Company

2.2 Statutory Accounting (continued)

Statutory net income, capital and surplus of the Company at December 31 is as follows:

                                                  2005       2004       2003
                                               ---------- ---------- ----------
                                                        (In Thousands)
Statutory net income.......................... $  637,973 $  567,253 $  134,370
Statutory capital and surplus................. $5,010,153 $4,705,497 $4,066,448

The more significant differences between GAAP and statutory accounting principles are that under GAAP: (a) acquisition costs related to acquiring new business are deferred and amortized (generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins), rather than being charged to operations as incurred; (b) future policy benefits are based on estimates of mortality, interest, and withdrawals generally representing the Company's experience, which may differ from those based on statutory mortality and interest requirements without consideration of withdrawals; (c) certain assets (principally agents' debit balances, computer software, and certain other receivables) are reported as assets rather than being charged to retained earnings; (d) acquisitions are accounted for using the purchase method of accounting rather than being accounted for as equity investments; and (e) fixed maturity investments are carried at fair value rather than amortized cost. In addition, statutory accounting principles require life insurance companies to establish an asset valuation reserve ("AVR") and an interest maintenance reserve ("IMR"). The AVR is designed to address the credit-related risk for bonds, preferred stocks, derivative instruments, and mortgages and market risk for common stocks, real estate, and other invested assets. The IMR is composed of investment- and liability-related realized gains and losses that result from interest rate fluctuations. These realized gains and losses, net of tax, are amortized into income over the expected remaining life of the asset sold or the liability released.

                    American General Life Insurance Company

2.3 Insurance Contracts

The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include traditional whole life, limited payment, endowment, guaranteed renewable term life, universal life, and investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most new contracts written by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

2.4 Investments

Fixed Maturity and Equity Securities

Cash and short-term investments primarily include interest bearing cash accounts, commercial paper and money market investments. All such investments are carried at cost plus accrued interest, which approximates fair value, have maturities of greater than three months and less than one year at the date of acquisition. Such highly liquid investments with original maturities of three months or less are classified as cash equivalents. Investments with original maturities of greater than three months are classified as short-term.

Fixed maturity and equity securities classified as available-for-sale are recorded at fair value at December 31, 2005 and 2004. Unrealized gains and losses, net of deferred taxes and amortization of deferred acquisition costs, are recorded as a separate component of other comprehensive income or loss within shareholder's equity. Realized gains and losses on the sale of investments are recognized in operating earnings at the date of sale and are determined by using the specific cost identification method.

Interest on fixed maturity securities is recorded as income when earned and is adjusted for any amortization of premium or accretion of discount. Premiums and discounts on investments are amortized to investment income by using the interest method over the contractual lives or expected payment period of the investments. Dividend income on equity securities is generally recognized as income on the ex-dividend date.

                    American General Life Insurance Company

2.4 Investments (continued)

Fixed maturity and equity securities classified as trading securities are carried at market value, as it is the Company's intention to sell these securities in the near future. Realized and unrealized gains and losses are reflected in income currently.

The Company evaluates its investments for impairment. As a matter of policy, the determination that a security has incurred an other-than-temporary decline in value and the amount of any loss recognition requires the judgement of the Company's management and a continual review of its investment.

In general, a security is considered a candidate for impairment if it meets any of the following criteria: Trading at a significant (25 percent or more) discount to par, amortized cost (if lower) or cost for an extended period of time (nine months or longer); The occurrence of a discrete credit event resulting in (i) the issuer defaulting on a material outstanding obligation; or
(ii) the issuer seeking protection from creditors under the bankruptcy laws or any similar laws intended for the court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; In the opinion of the Company's management, the Company does not have the ability or intent to hold the investment until recovery, irrespective of the occurrence of one of the foregoing events.

Once a security has been identified as impaired, the amount of such impairment is determined by reference to that security's contemporaneous market price, and recorded as a realized capital loss.

Mortgage Loans

Mortgage loans are reported at the unpaid principal balance, net of any allowance for losses. The allowance for losses covers estimated losses based on our assessment of risk factors such as potential non-payment or non-monetary default. The allowance is based on a loan-specific review.

Loans for which the Company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The Company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

                    American General Life Insurance Company

2.4 Investments (continued)

Interest on performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or accrual of discount. Interest on non-performing mortgage loans is recorded as income when received.

Policy Loans

Policy loans are reported at the aggregate unpaid principal balance. There is no allowance for policy loans as these loans serve to reduce the death benefits paid when the death claim is made and the balances are effectively collateralized by the cash surrender value of the policy.

Real Estate

Real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

Partnerships

Partnerships consist primarily of limited partnerships investments and other investments not classified elsewhere herein. Included in partnerships are preferred equity investments in partially owned companies. The cost method partnerships are investments in which the Company holds less than a five percent interest. They are carried at fair value and the change in fair value is recognized as a component of other comprehensive income. Equity method partnerships are investments in which the Company holds a five percent or more interest and are carried at net asset value. The changes in such net asset values are recorded in earnings through net investment income.

As part of the consolidation of Castle Trust (see Note 9), included in partnerships is an investment in commercial aircraft totaling $935.1 million, net of accumulated depreciation of $117.9 million. These aircraft are recorded at cost and depreciated on a straight-line basis over their estimated lives of 25 years from the date of manufacture, to a residual value that is 15 percent of the Castle Trust cost. Total depreciation expense for the years ended December 31, 2005 and 2004 were $52.7 million and $51.3 million, respectively.

                    American General Life Insurance Company

2.4 Investments (continued)

Securities Lending Collateral and Securities Lending Payable

The Company loans securities through a securities lending agreement with an affiliated lending agent, which authorizes the agent to lend securities held in the Company's portfolio to a list of authorized borrowers. The Company receives primarily cash collateral in an amount in excess of the market value of the securities loaned. The affiliated lending agent monitors the daily market value of securities loaned with respect to the collateral value and obtains additional collateral when necessary to ensure that collateral is maintained at a minimum of 102 percent of the value of the loaned securities. Such collateral is not available for the general use of the Company. Income earned on the collateral, net of interest paid on the securities lending agreements and the related management fees paid to administer the program, is recorded as investment income in the consolidated statements of income.

Dollar Roll Agreements

Throughout the year, the Company enters into dollar roll agreements. These are agreements to sell mortgage-backed securities ("MBS") and to repurchase substantially similar securities at a specific price and date in the future. Dollar roll agreements are accounted for as sales of financial assets and forward repurchase commitments. Assets are removed from the consolidated balance sheet at the time of sale. The difference between sales proceeds and carrying values are recorded as realized gains or losses. The forward repurchase commitments are accounted for at fair value, and the changes in fair value are recorded as realized gains or losses. Assets are recorded at the time of purchase at fair value. Unsettled amounts on the purchase contracts are reflected in the consolidated balance sheets in other liabilities.

At December 31, 2005 and 2004, the Company had no dollar roll agreements outstanding.

2.5 Separate Accounts

Separate Account assets and liabilities represent funds that are separately administered for Variable Annuities and Variable Universal Life contracts, for which the investment risk lies solely with the contract holder, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Therefore, the Company's liability for these

                    American General Life Insurance Company

2.5 Separate Accounts (continued)

accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the consolidated statements of income, comprehensive income, and cash flows. Assets held in Separate Accounts are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share.

The Company receives administrative fees for managing the funds and other fees for assuming mortality and certain expense risks. Such fees are included in premiums and other considerations in the consolidated statements of income.

2.6 Deferred Policy Acquisition Costs ("DPAC") and Cost of Insurance Purchased ("CIP")

Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC. The cost assigned to certain insurance contracts in force at January 31, 1995, the date of American General Corporation's ("AGC") acquisition of The Franklin, is reported as CIP.

DPAC and CIP associated with interest-sensitive life contracts, insurance investment contracts, and participating life insurance contracts are charged to expense in relation to the estimated gross profits of those contracts. If estimated gross profits change significantly, DPAC and CIP balances are recalculated using the new assumptions. Any resulting adjustment is included in current earnings as an adjustment to DPAC or CIP amortization. DPAC and CIP associated with all other insurance contracts are charged to expense over the premium-paying period or as the premiums are earned over the life of the contract. Interest is accreted on the unamortized balance of DPAC at rates used to compute policyholder reserves and on the unamortized balance of CIP at rates of 3.00 percent to 8.25 percent.

With respect to the Company's variable annuity contracts, the assumption for the long-term annual growth of the separate and variable account assets used by the Company in the determination of DPAC amortization is approximately 10 percent (the "long-term growth rate assumption"). The Company uses a "reversion to the mean" methodology which allows the Company to maintain this 10 percent long-term growth rate assumption, while also giving consideration to the effect of short-term swings in the equity markets. For example, if performance were 15 percent during the first year following the introduction of a product, the

                    American General Life Insurance Company

2.6 Deferred Policy Acquisition Costs ("DPAC") and Cost of Insurance Purchased ("CIP") (continued)

DPAC model would assume that market returns for the following five years (the "short-term growth rate assumption") would approximate 9 percent, resulting in an average annual growth rate of 10 percent during the life of the product. Similarly, following periods of below 10 percent performance, the model will assume a short-term growth rate higher than 10 percent. An adjustment to DPAC will occur if management considers the short-term growth rate (i.e., the growth rate required to revert to the mean 10 percent growth rate over a five-year period) to be unachievable. The use of a reversion to the mean assumption is common within the industry; however, the parameters used in the methodology are subject to judgment and vary among companies. With respect to the Company's variable life products, the assumption for the long-term growth of the separate and variable account assets used by the Company in the determination of DPAC amortization is approximately 9 percent, but no reversion to the mean adjustment is applied.

DPAC and CIP related to interest-sensitive products are adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment, net of deferred taxes, is included in unrealized investment gains (losses) in accumulated other comprehensive income within shareholder's equity.

The Company reviews the carrying amounts of DPAC and CIP on at least an annual basis. Management considers estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable. Any amounts deemed unrecoverable are charged to expense.

                    American General Life Insurance Company

2.7 Policy and Contract Claims Reserves

Substantially all of the Company's insurance and annuity liabilities relate to long duration contracts. The contracts normally cannot be changed or canceled by the Company during the contract period.

Future policy benefits and policyholder contract deposit liabilities were as follows at December 31:

                                                           2005        2004
                                                        ----------- -----------
                                                                    (Restated)
                                                            (In Thousands)
Future policy benefits:
   Ordinary life....................................... $ 4,852,453 $ 4,553,987
   Group life..........................................      25,760      26,346
   Life contingent group annuities.....................      85,565      89,228
   Life contingent annuities...........................   4,737,550   3,744,591
   Terminal funding....................................     397,630     401,444
   Accident and health.................................     244,682     337,158
                                                        ----------- -----------
Total.................................................. $10,343,640 $ 9,152,754
                                                        =========== ===========
Policyholder contract deposits:
   Annuities........................................... $33,228,804 $32,463,764
   Corporate-owned life insurance......................     373,848     376,478
   Universal life......................................   6,113,472   5,609,281
                                                        ----------- -----------
Total.................................................. $39,716,124 $38,449,523
                                                        =========== ===========

For interest-sensitive life insurance and investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other contracts are based on estimates of the cost of future policy benefits. Interest, mortality, and surrender assumptions vary by product and are generally based upon actual experience at the time of issue. Interest assumptions used to compute individual life reserves ranged from 1 percent to 11 percent.

The liability for policyholder contract deposits has been established based on various assumptions. Interest rates credited for deferred annuities vary by year of issuance and range from 3.0 percent to 9.45 percent. Current declared interest rates are generally guaranteed to remain in effect for a period of one year, though some are guaranteed for longer periods. Withdrawal charges generally range from 0.0 percent to 14.0 percent, grading to zero over a

                    American General Life Insurance Company

2.7 Policy and Contract Claims Reserves (continued)

period of 0 to 20 years. Interest rates on corporate-owned life insurance are guaranteed at 3.0 or 4.0 percent, depending on policy form, and the weighted average rate credited in 2005 was 5.39 percent.

2.8 Guaranteed Minimum Death Benefits

A majority of the Company's variable annuity products are issued with a death benefit feature which provides that, upon the death of a contract holder, the contract holder's beneficiary will receive the greater of (1) the contract holder's account value, or (2) a guaranteed minimum death benefit that varies by product ("the GMDB"). Depending on the product, the GMDB may equal the principal invested, adjusted for withdrawals; or the principal invested, adjusted for withdrawals, accumulated with interest at rates up to 3 percent per annum (subject to certain caps). The GMDB has issue age and other restrictions to reduce mortality risk exposure. The Company bears the risk that death claims following a decline in the financial markets may exceed contract holder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided. Prior to January 1, 2004, the Company expensed GMDB-related benefits in the period incurred, and therefore did not provide reserves for future benefits. Effective January 1, 2004, the Company provides reserves for future GMDB-related benefits pursuant to the adoption of Statement of Position 03-01, "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-01"). The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Changes in liabilities for minimum guarantees are included in policyholders' benefits in the consolidated statements of income.

The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to policyholders' benefits, if actual experience or other evidence suggests that earlier assumptions should be revised.

2.9 Premium Recognition

Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges. Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DPAC.

                    American General Life Insurance Company

2.9 Premium Recognition (continued)

Premiums for traditional life insurance products are recognized when due. For limited-payment contracts, net premiums are recorded as revenue. The difference between the gross received and the net premium is deferred and recognized in a constant relationship to insurance in force for life insurance contracts and to the amount of expected future benefit payments for annuity contracts.

Variable annuity fees, asset management fees and surrender charges are recorded as income when earned. Net retained broker dealer commissions are recognized as income on a trade date basis.

2.10 Reinsurance

The Company generally limits its exposure to loss on any single insured to $5.0 million by ceding additional risks through reinsurance contracts with other insurers. On an exception basis, the Company can increase its exposure to loss on any single insured up to $10.0 million. These limits were increased from lower amounts on June 1, 2005. The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. If the reinsurer could not meet its obligations, the Company would reassume the liability, as the Company remains primarily liable to the policyholder.

A receivable is recorded for the portion of benefits paid and insurance liabilities that have been reinsured. Total reinsurance recoverables on ceded reinsurance contracts are included in accounts receivable. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

2.11 Participating Policy Contracts

Participating life insurance accounted for approximately 2 percent of life insurance in force at December 31, 2005.

The portion of earnings allocated to participating policyholders is excluded from net income and shareholder's equity. Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $56.4 million, $60.8 million and $67.9 million in 2005, 2004 and 2003, respectively, and were included in policyholders' benefits.

                    American General Life Insurance Company

2.12 Income Taxes

For the tax years ending December 31, 2005, 2004 and 2003, the Company will join in the filing of a consolidated federal income tax return with AGC Life Insurance Company and its life insurance company subsidiaries. The Company has a written agreement with AGC Life Insurance Company setting forth the manner in which the total consolidated federal income tax is allocated to each entity that joins in the consolidation. Under this agreement, AGC Life Insurance Company agrees not to charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company had it filed a separate federal income tax return. In addition, AGC Life Insurance Company agrees to reimburse the Company for the tax benefits from net losses and tax credits, if any, within a reasonable period of time after the filing of the consolidated federal income tax return for the year in which the losses are used.

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income.

2.13 Derivatives

The Company takes positions from time to time in certain derivative financial instruments in order to mitigate or hedge the impact of changes in interest rates, foreign currencies and equity markets on cash flows investment income, policyholder liabilities and equity. The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer or trader in derivative instruments.

Financial instruments used by the Company for such purposes include interest rate swaps, foreign currency swaps, S&P 500 index options (long and short positions) and futures contracts (short positions on U.S. treasury notes and U.S. long bonds).

The Company believes that such hedging activities have been and remain economically effective, but do not currently qualify for hedge accounting (see
Note 11). The Company carries all

                    American General Life Insurance Company

2.13 Derivatives (continued)

derivatives in the consolidated balance sheet at fair value. Changes in the fair value of derivatives are reported in realized investment gains and losses.

2.14 Recently Issued Accounting Standards

In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN46"). FIN46 changes the method of determining whether certain entities should be consolidated in the Company's consolidated financial statements. An entity is subject to FIN46 and is called a Variable Interest Entity ("VIE") if it has (i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) equity investors that cannot make significant decisions about the entity's operations, or do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation under existing guidance. A VIE is consolidated by its primary beneficiary, which is the party that has a majority of the expected losses or a majority of the expected residual returns of the VIE, or both. In December 2003, the FASB issued FIN46R.

The provisions of FIN46R are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which the Company obtains an interest after that date. For VIEs in which the Company holds a variable interest that is acquired before February 1, 2003, FIN46R was applied as of December 31, 2003. For any VIEs that must be consolidated under FIN46R that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change.

The following VIE activities are not consolidated by the Company under FIN46R:

    i. The Company manages collateralized bond and loan obligation trusts (collectively, collateralized debt obligation trust or CDO trust). As asset manager, the Company receives fees for management of the assets held in the CDO trust, which support the issuance of securities sold by the CDO trust. The Company may take minority equity and/or fixed-income security interest in the CDO trust. The Company has entered into such arrangements to expand its asset management activities. Third-party investors have recourse only to the CDO trust, and have no recourse to the Company. The Company does not consolidate these CDO trusts, pursuant to FIN46R.

                    American General Life Insurance Company

2.14 Recently Issued Accounting Standards (continued)

     ii. The Company also invests in assets of VIEs. These VIEs are established by unrelated third parties. Investments include collateralized mortgage backed securities and similar securities backed by pools of mortgages, consumer receivables or other assets. The investment in these VIEs allows the Company to purchase assets permitted by insurance regulations while maximizing their return on these assets. These VIEs are not consolidated by the Company, pursuant to FIN46R.

In March 2005, FASB issued FSP FIN46R-5 "Implicit Variable Interests under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities" ("FSP FIN46R-5") to address whether a reporting enterprise has an implicit variable interest in a variable interest entity ("VIE") or potential VIE when specific conditions exist. Although implicit variable interests are mentioned in FIN46R, the term is not defined and only one example is provided. FSP FIN46R-5 offers additional guidance, stating that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity's net assets exclusive of variable interests. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. The Company adopted FSP FIN46R-5 in the second quarter of 2005. The adoption of FSP FIN46R-5 did not have a material effect on the Company's financial condition or results of operations.

In July 2003, the American Institute of Certified Public Accountants ("AICPA") issued SOP 03-01. This statement was effective as of January 1, 2004 and requires the Company to recognize a liability for GMDB, as discussed above, related to its variable annuity and variable life contracts and modifies certain disclosures and financial statement presentations for these products. The Company reported a one-time cumulative accounting charge upon adoption of $16.9 million to reflect the guaranteed minimum death benefit liability as of January 1, 2004. In addition, under SOP 03-01, variable annuity assets held in separate accounts will continue to be measured at fair value and reported in summary total on the Company's financial statements, with an equivalent summary total reported for related liabilities, if the separate account arrangement meets certain specified conditions. Assets underlying the Company's interest in a separate account ("separate account seed money") do not qualify for separate account accounting and reporting.

                    American General Life Insurance Company

2.14 Recently Issued Accounting Standards (continued)

The Company was required to "look through" the separate account for the purposes of accounting for its interest therein, and account for and classify separate account seed money based on its nature as if the assets of the separate account underlying the Company's interest were held directly by the general account rather than through the separate account structure. The adoption of SOP 03-01 did not have a material impact on the Company's separate accounts or separate account seed money.

In December 2004, the FASB issued Statement No. 123 (revised 2004) ("FAS 123R"), "Share-Based Payment." FAS 123R replaces FASB Statement No. 123 ("FAS 123"), "Accounting for Stock-based Compensation," and superseded APB Opinion No. 25, "Accounting for Stock Issued to Employees." FAS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. On January 1, 2003, AIG adopted the recognition provisions of FAS 123. The effect of the compensation costs, as determined consistent with FAS 123, was not computed on a subsidiary basis, but rather on a consolidated basis for all subsidiaries of AIG and, therefore, are not presented herein. In April 2005, the SEC delayed the effective date for FAS 123R until the first fiscal year beginning after June 15, 2005. As a result, AIG expects to adopt the provisions of the revised FAS 123R and its related interpretive guidance in the first quarter of 2006. AIG and the Company are currently assessing the impact of FAS 123R and believe the impact will not be material to AIG's or the Company's financial condition or results of operations.

In June 2004, the FASB issued FSP No. 97-1, "Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, Permit or Require Accrual of an Unearned Revenue Liability." FSP 97-1 clarifies the accounting for unearned revenue liabilities of certain universal-life type contracts under SOP 03-01. The Company's adoption of FSP 97-1 on July 1, 2004 did not change the accounting for unearned revenue liabilities and, therefore, had no impact on the Company's consolidated financial position or results of operations.

                    American General Life Insurance Company

2.14 Recently Issued Accounting Standards (continued)

At the March meeting, the Emerging Issue Task Force "EITF" reached a consensus with respect to Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." On September 30, 2004, the FASB issued FASB Staff Position ("FSP") EITF No. 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" delaying the effective date of this guidance until the FASB has resolved certain implementation issues with respect to this guidance, but the disclosures remain effective. This FSP, retitled FSP FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," replaces the measurement and recognition guidance set forth in Issue No. 03-1 and codifies certain existing guidance on impairment. Adoption of FSP FAS 115-1 is not expected to have a material effect on the Company's financial condition or results of operations.

On December 16, 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29" ("FAS 153"). FAS 153 amends APB Opinion No. 29, "Accounting for Nonmonetary Transactions". The amendments made by FAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." Previously, APB Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in FAS 153 are effective for nonmonetary asset exchanges beginning July 1, 2005. The adoption of FAS 153 did not have a material effect on the Company's financial condition or results of operations.

On June 1, 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections" ("FAS 154"). FAS 154 replaces APB Opinion No. 20, "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements." FAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless its impracticable to do so. FAS 154 also provides that a correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors beginning
January 1, 2006.

At the June 2005 meeting, the EITF reached a consensus with respect to Issue
No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" (formerly, "Investor's Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights"). The Issue addresses what

                    American General Life Insurance Company
rights held by the limited partner(s) preclude consolidation in circumstances in which the sole general partner would consolidate the limited partnership in accordance with generally accepted accounting principles absent the existence of the rights held by the limited partner(s). Based on that consensus, the EITF also agreed to amend the consensus in Issue No. 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholders Have Certain Approval or Veto Rights." The guidance in this Issue is effective after June 29, 2005 for general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified. For general partners in all other limited partnerships, the guidance in this Issue is effective beginning January 1, 2006. The Company is currently assessing the effect of adopting this EITF Issue.

On June 29, 2005, FASB issued Statement 133 Implementation Issue No. B38, "Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option." This implementation guidance relates to the potential settlement of the debtor's obligation to the creditor that would occur upon exercise of the put option or call option, which meets the net settlement criterion in FAS 133 paragraph 9(a). The effective date of the implementation guidance is January 1, 2006. The Company is currently assessing the effect of implementing this guidance.

On June 29, 2005, FASB issued Statement 133 Implementation Issue No. B39, "Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor." The conditions in FAS 133 paragraph 13(b) do not apply to an embedded call option in a hybrid instrument containing a debt host contract if the right to accelerate the settlement of the debt can be exercised only by the debtor (issuer/borrower). This guidance does not apply to other embedded derivative features that may be present in the same hybrid instrument. The effective date of the implementation guidance is January 1, 2006. The Company is currently assessing the effect of implementing this guidance.

On September 19, 2005, FASB issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts." SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FASB Statement No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." The SOP defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. The effective date of the implementation guidance is January 1, 2007. The Company is currently assessing the effect of implementing this guidance.

                    American General Life Insurance Company

3. Investments

3.1 Investment Income

Investment income by type of investment was as follows for the years ended December 31:

                                                 2005       2004       2003
                                              ---------- ---------- ----------
                                                         (Restated) (Restated)
                                                       (In Thousands)
Investment income:
   Fixed maturities.......................... $3,265,962 $3,101,785 $2,859,528
   Equity securities.........................      3,435      8,070     13,148
   Mortgage loans on real estate.............    273,270    229,921    237,745
   Investment real estate....................      9,903     10,265      8,229
   Policy loans..............................    100,787     99,421    105,214
   Other long-term investments...............     32,396     82,767    (57,083)
   Short-term investments....................     28,263     16,697     18,431
                                              ---------- ---------- ----------
Gross investment income......................  3,714,016  3,548,926  3,185,212
Investment expenses..........................     80,130     63,577     45,177
                                              ---------- ---------- ----------
Net investment income........................ $3,633,886 $3,485,349 $3,140,035
                                              ========== ========== ==========

The carrying value of investments that produced no investment income during 2005 was less than 0.3 percent of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on the Company's results of operations and financial position.

During 2005, 2004 and 2003, investment income from other long-term investments is primarily related to gains or losses associated with various partnership interests.

                    American General Life Insurance Company

3.2 Net Realized Investment Gains (Losses)

Realized gains (losses) by type of investment were as follows for the years ended December 31:

                                                  2005       2004       2003
                                               ---------  ---------- ----------
                                                          (Restated) (Restated)
                                                        (In Thousands)
Fixed maturities:
   Gross gains................................ $ 204,217  $ 270,273  $ 495,550
   Gross losses...............................  (329,543)  (256,398)  (510,749)
                                               ---------  ---------  ---------
Total fixed maturities........................  (125,326)    13,875    (15,199)
Equity securities.............................    36,727      7,041      2,914
Partnerships..................................    (4,464)   (20,818)    26,358
Derivatives...................................     5,162    (31,852)   (46,583)
Other.........................................    35,050    (31,683)     4,608
                                               ---------  ---------  ---------
Net realized investment gains (losses) before
  tax.........................................   (52,851)   (63,437)   (27,902)
Income tax benefit............................   (18,498)   (22,203)    (9,766)
                                               ---------  ---------  ---------
Net realized investment gains (losses) after
  tax......................................... $ (34,353) $ (41,234) $ (18,136)
                                               =========  =========  =========

During 2005, 2004 and 2003, the Company's realized losses included write-downs of $121.6 million, $63.1 million (restated) and $291.7 million (restated), respectively, for certain available for sale fixed maturity investments that experienced declines deemed other than temporary. The determination that a security has incurred an other than temporary decline in value and the amount of loss recognition requires the judgement of the Company's management and a continual review of its investments.

                    American General Life Insurance Company

3.3 Fixed Maturity and Equity Securities

The following table summarizes the Company's gross unrealized losses and estimated fair values on fixed maturity securities available for sale and equity securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2005:

                                Less than 12 Months     12 Months or More           Total
                               ---------------------- --------------------- ----------------------
                                                         (In Thousands)
                                  Fair     Unrealized   Fair     Unrealized    Fair     Unrealized
                                  Value      Losses     Value      Losses      Value      Losses
                               ----------- ---------- ---------- ---------- ----------- ----------
Fixed maturity securities..... $15,162,414  $335,958  $1,061,524  $61,193   $16,223,938  $397,151
Equity securities.............       2,794       172       1,742    1,476         4,536     1,648
                               -----------  --------  ----------  -------   -----------  --------
   Total...................... $15,165,208  $336,130  $1,063,266  $62,669   $16,228,474  $398,799
                               ===========  ========  ==========  =======   ===========  ========

                    American General Life Insurance Company

3.3 Fixed Maturity and Equity Securities (continued)

The Company regularly reviews its investments for possible impairments based on the criteria discussed in Note 2. The determination that a security has incurred an other-than-temporary decline in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investments. As of December 31, 2005, all of the unrealized losses in the table shown above were considered to be temporary based on the results of this review.

Fixed maturity and equity securities classified as available-for-sale are reported at fair value. Amortized cost and fair value at December 31, 2005 and 2004 were as follows:

                                                                 Gross      Gross
                                                    Amortized  Unrealized Unrealized    Fair
                                                      Cost        Gain       Loss       Value
                                                   ----------- ---------- ---------- -----------
                                                                  (In Thousands)
December 31, 2005
-----------------
Fixed maturity securities:
   Corporate securities:
       Investment-grade........................... $28,425,624 $1,510,483 $(156,438) $29,779,669
       Below investment-grade.....................   3,504,754    145,856   (79,454)   3,571,156
   Mortgage-backed securities.....................  12,632,632    113,801  (127,981)  12,618,452
   U.S. government obligations....................     175,470     34,052      (677)     208,845
   Foreign governments............................     750,686     93,689    (6,565)     837,810
   State and political subdivisions...............   3,256,136    125,314   (24,311)   3,357,139
   Collateralized bonds...........................      83,537      1,875    (1,725)      83,687
   Redeemable preferred stocks....................      53,808     13,196        --       67,004
                                                   ----------- ---------- ---------  -----------
Total fixed maturity securities................... $48,882,647 $2,038,266 $(397,151) $50,523,762
                                                   =========== ========== =========  ===========
Equity securities................................. $    33,457 $   34,552 $  (1,648) $    66,361
                                                   =========== ========== =========  ===========
Separate account seed money....................... $    64,000 $    3,000 $      --  $    67,000
                                                   =========== ========== =========  ===========
Investment in ultimate Parent Company............. $     8,597 $   46,680 $      --  $    55,277
                                                   =========== ========== =========  ===========

                    American General Life Insurance Company

3.3 Fixed Maturity and Equity Securities (continued)

                                                                 Gross      Gross
                                                    Amortized  Unrealized Unrealized    Fair
                                                      Cost        Gain       Loss       Value
                                                   ----------- ---------- ---------- -----------
                                                                     Restated
                                                                  (In Thousands)
December 31, 2004
-----------------
Fixed maturity securities:
   Corporate securities:
       Investment-grade........................... $27,204,193 $2,139,206 $ (63,416) $29,279,983
       Below investment-grade.....................   2,979,378    209,999   (31,897)   3,157,480
   Mortgage-backed securities.....................  12,575,337    296,349   (38,749)  12,832,937
   U.S. government obligations....................     214,984     31,887      (834)     246,037
   Foreign governments............................     411,263     46,495      (207)     457,551
   State and political subdivisions...............   3,188,957    184,295   (24,610)   3,348,642
   Collateralized bonds...........................      59,077        160    (2,798)      56,439
   Redeemable preferred stocks....................      51,712      9,055      (603)      60,164
                                                   ----------- ---------- ---------  -----------
Total fixed maturity securities................... $46,684,901 $2,917,446 $(163,114) $49,439,233
                                                   =========== ========== =========  ===========
Equity securities................................. $    48,038 $   24,776 $  (2,520) $    70,294
                                                   =========== ========== =========  ===========
Separate account seed money....................... $    39,758 $    1,735 $      (5) $    41,488
                                                   =========== ========== =========  ===========
Investment in ultimate Parent Company............. $     8,597 $   44,606 $      --  $    53,203
                                                   =========== ========== =========  ===========

                    American General Life Insurance Company

3.3 Fixed Maturity and Equity Securities (continued)

Net unrealized gains (losses) on securities included in accumulated other comprehensive income in shareholder's equity at December 31, 2005 were as follows:

                                               2005        2004        2003
                                            ----------  ----------  ----------
                                                        (Restated)  (Restated)
                                                      (In Thousands)
Gross unrealized gains..................... $2,122,498  $2,988,563  $2,635,838
Gross unrealized losses....................   (398,799)   (165,639)   (371,145)
DPAC and other fair value adjustments......   (316,972)   (587,095)   (537,304)
Deferred federal income taxes..............   (497,287)   (792,305)   (610,534)
                                            ----------  ----------  ----------
Net unrealized gains on securities......... $  909,440  $1,443,524  $1,116,855
                                            ==========  ==========  ==========

The contractual maturities of fixed maturity securities at December 31, 2005 were as follows:

                                                                 2005
                                                        -----------------------
                                                         Amortized  Market
                                                           Cost     Value
                                                        ----------- -----------
                                                            (In Thousands)
Fixed maturity securities, excluding mortgage-backed
  securities:
   Due in one year or less............................. $   846,359 $   858,504
   Due after one year through five years...............   4,130,131   4,329,861
   Due after five years through ten years..............  11,538,141  11,863,561
   Due after ten years.................................  19,735,384  20,853,384
Mortgage-backed securities.............................  12,632,632  12,618,452
                                                        ----------- -----------
Total fixed maturity securities........................ $48,882,647 $50,523,762
                                                        =========== ===========

Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity. Proceeds from sales of fixed maturities were $29.5 billion, $28.7 billion and $31.5 billion, during 2005, 2004 and 2003, respectively.

At December 31, 2005, $46.3 million of bonds, at amortized cost, were on deposit with regulatory authorities in accordance with statutory requirements.

                    American General Life Insurance Company

3.4 Mortgage Loans on Real Estate

Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the Company requires loan-to-value ratios of 75 percent or less, based on management's credit assessment of the borrower. The mortgage loan portfolio was distributed as follows at December 31, 2005 and 2004:

                                          Outstanding  Percent of    Percent
                                            Amount       Total    Nonperforming
                                         ------------- ---------- -------------
                                         (In Millions)
December 31, 2005
Geographic distribution:
   South Atlantic.......................    $  862        23.3%        0.0%
   Pacific..............................       722        19.5         0.0
   Mid-Atlantic.........................       854        23.1         0.0
   East North Central...................       395        10.7         8.9
   Mountain.............................       130         3.5         0.0
   West South Central...................       235         6.4         0.0
   East South Central...................       202         5.5         0.0
   West North Central...................       105         2.8        21.6
   New England..........................       172         4.7         0.0
   Canada...............................        22          .6         0.0
Allowance for losses....................        (5)       (0.1)        0.0
                                            ------       -----
Total...................................    $3,694       100.0%        2.1%
                                            ======       =====
Property type:
   Office...............................    $1,437        38.9%        5.6%
   Retail...............................     1,044        28.3         0.2
   Industrial...........................       426        11.4         0.0
   Apartments...........................       520        14.1         0.0
   Hotel/motel..........................        66         1.8         0.0
   Other................................       206         5.6         0.0
Allowance for losses....................        (5)       (0.1)        0.0
                                            ------       -----
Total...................................    $3,694       100.0%        2.1%
                                            ======       =====

                    American General Life Insurance Company

3.4 Mortgage Loans on Real Estate (continued)

                                          Outstanding  Percent of    Percent
                                            Amount       Total    Nonperforming
                                         ------------- ---------- -------------
(Restated)
                                         (In Millions)
December 31, 2004
Geographic distribution:
   South Atlantic.......................    $  741        22.3%        0.0%
   Pacific..............................       572        17.2         0.0
   Mid-Atlantic.........................       681        20.5         2.1
   East North Central...................       391        11.8         7.5
   Mountain.............................       174         5.2         0.0
   West South Central...................       227         6.8         0.0
   East South Central...................       246         7.4         0.0
   West North Central...................       105         3.2        10.4
   New England..........................       170         5.1         0.0
   Canada...............................        23         0.7         0.0
Allowance for losses....................        (5)       (0.2)        0.0
                                            ------       -----
Total...................................    $3,325       100.0%        1.6%
                                            ======       =====

Property type:
   Office...............................    $1,295        38.9         3.5%
   Retail...............................       952        28.6         0.0
   Industrial...........................       419        12.6         0.0
   Apartments...........................       425        12.8         0.0
   Hotel/motel..........................        54         1.6        15.4
   Other................................       185         5.6         0.0
Allowance for losses....................        (5)       (0.1)        0.0
                                            ------       -----
Total...................................    $3,325         100%        1.6%
                                            ======       =====

Impaired mortgage loans on real estate and related interest income is not material.

                    American General Life Insurance Company

4. Deferred Policy Acquisitions Costs and Cost of Insurance Purchased

The following reflects deferred policy acquisition costs which will be amortized against future income and the related current amortization charges to income, excluding certain amounts deferred and amortized in the same period:

                                                                2005        2004        2003
                                                             ----------  ----------  ----------
                                                                         (Restated)  (Restated)
                                                                       (In Thousands)
Balance at January 1........................................ $3,288,233  $2,933,067  $2,779,562
   Capitalization...........................................    854,609     728,087     598,665
   Accretion of interest/amortization.......................   (377,957)   (280,198)   (327,341)
   Effect of unrealized (gains) losses on securities........    259,223     (80,598)   (131,753)
   Effect of realized (gains) losses on securities..........     (4,650)    (12,125)     13,934
                                                             ----------  ----------  ----------
Balance at December 31...................................... $4,019,457  $3,288,233  $2,933,067
                                                             ==========  ==========  ==========

The Company adjusts DAC amortization ("a DAC unlocking") when estimates of current or future gross profits to be realized are revised. In 2005, DAC amortization was increased by $16 million due to the unlocking of future assumptions on variable universal life products to reflect a refinement of assumptions made necessary due to shifting product mix.

A roll forward of the cost of insurance purchased ("CIP") for the years ended December 31, were as follows:

                                                               2005      2004      2003
                                                             --------  --------  --------
                                                                    (In Thousands)
Balance at January 1........................................ $324,920  $338,520  $351,600
   Deferral of renewal commissions..........................        0     3,623     5,274
   Accretion of interest/amortization.......................   (9,561)  (30,316)   15,612
   Effect of unrealized (gains) losses on securities........   23,672    12,725   (33,966)
   Effect of realized (gains) losses on securities..........   (3,132)      368        --
                                                             --------  --------  --------
Balance at December 31...................................... $335,899  $324,920  $338,520
                                                             ========  ========  ========

During 2003, the Company reduced their CIP amortization by $34 million primarily due to improved mortality. CIP amortization expected to be recorded in each of the next five years is $15.3 million, $12.8 million, $12.2 million, $11.2 million, and $8.8 million, respectively.

                    American General Life Insurance Company

5. Reserves for Guaranteed Benefits

Details concerning the Company's guaranteed minimum death benefit exposure as of December 31, 2005 were as follows:

                                                 Return of Net Deposits
                                                 Plus a Minimum Return
                                                 ----------------------
                                                     (In Millions)
        Account value...........................        $45,297
        Net amount at risk (a)..................          1,801
        Average attained age of contract holders             54
        Range of guaranteed minimum return rates           0.00%-3.00%
--------
(a)Net amount at risk represents the guaranteed benefit exposure in excess of the current account value if all contract holders died at the same balance sheet date.

The following summarizes the reserve for guaranteed benefits on variable contracts, which is reflected in the general account and reported in reserves for fixed annuity contracts on the consolidated balance sheet:

                                                 (In Millions)
                  Balance at January 1, 2005 (b)      $10
                  Guaranteed benefits incurred..        5
                  Guaranteed benefits paid......       (8)
                                                      ---
                  Balance at December 31, 2005..      $ 7
                                                      ===
--------
(b)Included in the one-time cumulative effect of accounting change resulting from the adoption of SOP 03-1.

The following assumptions and methodology were used to determine the reserve for guaranteed benefits at December 31, 2005:

  . Data used was 1,000 stochastically generated investment performance scenarios.

  .   Mean investment performance assumption was 10%.

  .   Volatility assumption was 16%.

  .   Mortality was assumed to be 70% to 87.5% of the 1983a table.

  .   Lapse rates vary by contract type and duration and range from 5% to 25%.

  .   The discount rate was 3% to 8%.

                    American General Life Insurance Company

6. Other Assets

Other assets consisted of the following:

                                                                 December 31
                                                              -----------------
                                                                2005     2004
                                                              -------- --------
                                                               (In Thousands)
Goodwill..................................................... $ 39,765 $ 39,780
Computer software, net.......................................   96,184  104,114
Accounts receivable from brokers, net........................   14,582   29,437
Prepaid expenses.............................................   39,304   36,605
Property and equipment, net..................................   45,366   49,594
Other........................................................   25,612   12,740
                                                              -------- --------
Total other assets........................................... $260,813 $272,270
                                                              ======== ========

7. Restructuring Charges

In connection with the Parent's merger with AGC during 2001, the Company incurred $180.4 million in restructuring costs. Of the total restructuring charges, approximately $177.2 million has been paid as of December 31, 2005. The remaining balance has been released during 2005.

8. Federal Income Taxes

8.1 Tax Liabilities

Income tax liabilities were as follows:

                                                              December 31
                                                         ---------------------
                                                            2005       2004
                                                         ---------- ----------
                                                                    (Restated)
                                                             (In Thousands)
 Current tax receivables................................ $   14,032 $  (98,435)
 Net deferred tax liabilities...........................  1,389,968  1,545,723
                                                         ---------- ----------
    Income tax payable.................................. $1,404,000 $1,447,288
                                                         ========== ==========

                    American General Life Insurance Company

8.1 Tax Liabilities (continued)

The components of deferred tax liabilities and assets at December 31 were as follows:

                                                           2005        2004
                                                        ----------  ----------
                                                                    (Restated)
                                                            (In Thousands)
Deferred tax liabilities applicable to:
   Deferred policy acquisition costs................... $1,236,446  $  997,168
   Basis differential of investments...................    215,648     280,839
   Net unrealized gains on debt and equity securities
     available for sale................................    497,287     792,305
   Capitalized EDP.....................................     24,144      26,599
   Prepaid expenses....................................     12,814      12,803
   Other...............................................    143,258      54,548
                                                        ----------  ----------
Total deferred tax liabilities.........................  2,129,597   2,164,262

Deferred tax assets applicable to:
   Policy reserves.....................................   (713,177)   (581,827)
   Other...............................................    (26,452)    (36,712)
                                                        ----------  ----------
Total deferred tax assets..............................   (739,629)   (618,539)
                                                        ----------  ----------
Net deferred tax liabilities........................... $1,389,968  $1,545,723
                                                        ==========  ==========

Under prior federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "policyholders' surplus." At December 31, 2004, the Company had approximately $382 million of policyholders' surplus on which no deferred tax liability has been recognized, as federal income taxes are not required unless it is distributed as a dividend, or recognized under other specified conditions. The American Jobs Creation Act of 2004 modified federal income tax law to allow life insurance companies to distribute amounts from policyholders' surplus during 2005 and 2006 without incurring federal income tax on the distributions. During 2005, the Company distributed cash dividends in excess of $382 million, thereby eliminating its policyholders' surplus account and its exposure to federal income taxation.

                    American General Life Insurance Company

8.2 Tax Expense

Components of income tax expense (benefit) for the years ended December 31 were as follows:

                                                                   2005       2004       2003
                                                                ---------  ---------- ----------
                                                                           (Restated) (Restated)
                                                                         (In Thousands)
Income tax at statutory percentage of GAAP pretax income....... $ 561,589   $513,629   $410,373
Non-conventional fuel source credits...........................  (142,767)   (96,202)   (93,655)
Dividends received deduction...................................   (28,583)   (19,828)   (18,632)
Prior year corrections.........................................   (10,989)    (8,241)    (3,225)
Other credits, taxes and settlements...........................     1,331      2,760    (12,237)
                                                                ---------   --------   --------
Income tax expense............................................. $ 380,581   $392,118   $282,624
                                                                =========   ========   ========

For the tax years ending December 31, 2005, 2004 and 2003, the Company was included in the filing of a consolidated federal income tax return with AGC Life Insurance Company and its life insurance company subsidiaries. The Company has a written agreement with AGC Life Insurance Company setting forth the manner in which the total consolidated federal income tax is allocated to each entity that joins in the consolidation. Under this agreement, AGC Life Insurance Company agrees not to charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company had it filed a separate federal income tax return. In addition, AGC Life Insurance Company agrees to reimburse the Company for the tax benefits from net losses and credits, if any, within a reasonable period of time after the filing of the consolidated federal income tax return for the year in which the losses are used.

                    American General Life Insurance Company

9. Transactions With Affiliates

Notes receivable from affiliates were as follows:

                                                                   December 31, 2005    December 31, 2004
                                                                  -------------------- --------------------
                                                                  Par Value Book Value Par Value Book Value
                                                                  --------- ---------- --------- ----------
                                                                               (In Thousands)
American General Corporation, 9.375%, due 2008................... $  4,725   $  4,091  $  4,725   $  3,932
Transatlantic Holdings Inc., Promissory notes, 5.75%, due 2015...  164,000    163,202        --         --
AGC Life, Promissory notes, 5.02%, due 2010......................  116,000    116,000   116,000    116,000
American General Corporation, Promissory notes, 4.79%, due 2006..  415,000    415,000   415,000    415,000
Castle Trust 2, Asset backed notes, 5.26%, due 2026..............   41,453     41,449    45,990     46,971
Castle Trust 2, Asset backed notes, 8.26%, due 2026..............   13,929     13,924    14,497     16,142
                                                                  --------   --------  --------   --------
Total notes receivable from affiliates...........................  755,107    753,666   596,212    598,045
                                                                  ========   ========  ========   ========

Various AIG companies provide services to the Company, principally mortgage servicing and investment management services, provided by American International Group Global Investment Corporation ("AIGGIC") on a fee basis. The Company paid approximately $66.9 million, $67.5 million and $54.4 million for such services in 2005, 2004 and 2003, respectively. Accounts payable for such services at December 31, 2005 and 2004 were not material. The Company rents facilities and provides services on an allocated cost basis to various AIG companies. Beginning in 1998, amounts received by the Company from affiliates include amounts received by its wholly owned, non-life insurance subsidiary, AGLC. AGLC provides shared services, including technology, to a number of AIG's life insurance subsidiaries.

The Company received approximately $329.2 million, $337.0 million and $311.4 million for such services and rent in 2005, 2004 and 2003, respectively. Accounts receivable for rent and services at December 31, 2005 and 2004 were not material.

                    American General Life Insurance Company

As a matter of Company policy, derivative contracts are generally executed with AIG Financial Products Corp. ("AIGFP"), an affiliated financial products company. From time to time, derivatives will be entered into with unaffiliated parties in conjunction with private placement investments.

During 2004, the Company purchased 38.7% of the non-voting preferred equity issued by Castle Trust 2003-II LP ("Castle Trust 2") for $116,558,398. The remaining non-voting equity interest and 100% of the voting equity of Castle Trust are held by various affiliates of the Company. The business of Castle Trust 2, and its wholly owned subsidiaries, is limited to buying, owning, leasing and selling a portfolio of aircraft. The purchase was funded by a capital contribution received from AGC Life Insurance Company. The Company's investment in Castle Trust 2 is reported in partnerships on the consolidated balance sheet.

On January 14, 2004, the Company purchased $65 million of fixed-rate asset-backed notes issued by Castle Trust 2. The notes mature on November 15, 2026 and are included in notes receivable from affiliates on the consolidated balance sheet.

On December 29, 2004, the Company purchased from Ambler Holding Corp, a wholly-owned subsidiary of the Company's affiliate AIG Financial Products, all of its Class D membership interests in Spicer Energy II LLC ("Spicer") for a purchase price of $86,100,234. As a result, the Company's Class D interest represents 25.3% of the equity in Spicer's three synfuel facilities. The Company's investment in Spicer is reported in partnerships on the consolidated balance sheet.

Effective August 1, 2003, the Company and AIG Life Insurance Company of Bermuda ("AIGB") entered into a Cut-through Agreement pursuant to which insureds, their beneficiaries and owners were granted a direct right of action against the Company in the event AIGB becomes insolvent or otherwise cannot or refuses to perform its obligations under certain life insurance policies issued by AIGB. The Cut-through Agreement was approved by the Texas Department of Insurance. The amount of the retained liability on AIGB's books related to this agreement totaled $345,000 at December 31, 2005 and $295,000 at December 31, 2004. The Company believes the probability of loss under this agreement is remote.

Effective June 23, 2003, the Company entered into a Cut-through Agreement with AIG Life of Canada ("AIGC") pursuant to which claimants were granted a direct right of action against the Company in the event AIGC becomes insolvent or otherwise cannot or refuses to perform its obligations under certain structured settlement contracts issued by AIGC. On November 6, 2003, the Company filed the Cut-through Agreement with the Texas Department of Insurance (the

                    American General Life Insurance Company

Department). In early 2005, the Company discussed this Cut-through Agreement with the Department and it was agreed that the reserve established under these contracts would not exceed $300 million without the consent of the Department. As of December 31, 2005, the reserves recorded by AIGC, related to these contracts, totaled $231 million. The Company believes the probability of loss under this agreement is remote.

On December 7, 2005, the Company acquired 5.75% Senior Notes due December 14, 2015, issued by Transatlantic Holdings, Inc., an affiliate of the Company, at a cost of $163.2 million. Other affiliates of the Company are holders of the same class of securities.

The Company's insurance policy obligations are guaranteed by American Home Assurance Company ("American Home"), a subsidiary of AIG. This guarantee is unconditional and irrevocable as to outstanding obligations, and the Company's contractholders have the right to enforce the guarantee directly against American Home. While American Home does not publish financial statements, it does file statutory annual and quarterly reports with the New York State Insurance Department, where such reports are available to the public.

On September 23, 2003, the Company purchased 68 percent of the non-voting preferred equity issued by Castle 2003-1 Trust ("Castle Trust") for $182.3 million. The remaining non-voting preferred equity and 100 percent of the voting equity of Castle Trust are held by affiliates of the Company. Castle Trust is a Delaware statutory trust established on July 31, 2003. The business of Castle Trust and its wholly owned subsidiaries is limited to buying, owning, leasing and selling a portfolio of commercial jets. In December 2003, the FASB issued a "Revision to Interpretation No. 46, Consolidation of Variable Interest Entities" ("FIN46R") (See Note 2.14). In accordance with FIN46R, Castle Trust has been consolidated in the Company's consolidated financial statements for the years ending December 31, 2005, 2004 and 2003.

10. Benefit Plans

Effective January 1, 2002, the Company's employees participate in various benefit plans sponsored by AIG, including a noncontributory qualified defined benefit retirement plan, various stock option and purchase plans, a 401(k) plan and a post retirement benefit program for medical care and life insurance. AIG's U.S. plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

                    American General Life Insurance Company

11. Derivative Financial Instruments

11.1 Use of Derivative Financial Instruments

The Company's use of derivative financial instruments is generally limited to swaps, currency swaps, S&P 500 index options and treasury note and U.S. long bond futures as economic hedges of certain financial assets and liabilities as follows:

Derivative Instrument                                 Economically Hedged Item
---------------------                                 ------------------------
Interest rate and currency swaps                      Private placement bonds

S&P index options                                     Equity-indexed policy
                                                      liabilities on certain
                                                      universal life and
                                                      annuity policies

Treasury note and long bond futures                   Bonds purchased for
                                                      short-term (trading)
                                                      purposes

The Company believes that such hedging activities have been and remain economically effective, but do not currently qualify for hedge accounting.

With the exception of premiums required for the purchase of publicly-traded or over-the-counter (OTC)- traded S&P 500 index options and futures, derivatives contracts purchased by the Company require no up-front cash payment and provide for net settlement.

11.2 Risks Inherent In the Use of Derivatives

Risks inherent in the use of derivatives include market risk, credit risk in the event of non-performance by counterparties, and mismatch risk. Exposure to market risk is mitigated by the fact that all derivatives contracts are executed as effective economic hedges the financial effects of which are offset by another financial instrument (investment securities or index-based policy liabilities). Counterparty credit exposure is limited by entering into agreements with affiliated counterparties or unaffiliated counterparties having high credit ratings. Affiliated counterparties are guaranteed by AIG and unaffiliated counterparty credit ratings are monitored on a regular basis. Mismatch risk is the risk that hedges are executed improperly or become ineffective over the term of the contracts. Procedures have been implemented at AIG Global Investment Group, the company's affiliated investment advisor, and within the Life Division to prevent and detect such mismatches.

                    American General Life Insurance Company

11.3 Interest Rate and Currency Swap Agreements

Interest rate swap agreements are used to convert specific investment securities from a floating to a fixed rate basis and to convert certain fixed rates to different fixed rates. Currency swap agreements are used to convert cash flows from specific investment securities denominated in foreign currencies into U.S. dollars at specific exchange rates.

Swap agreements have terms of two to twenty-two years.

Interest rate and currency swap agreements related to investment securities at December 31 were as follows:

                                                              2005      2004
                                                             ------  ----------
                                                                     (Restated)
                                                               (In Millions)
Interest rate swap agreements:
   Notional amount.......................................... $1,320    $1,419
   Fair value...............................................     (6)        4
Currency swap agreements :
   Notional amount..........................................    602       360
   Fair Value...............................................    (57)      (58)

                    American General Life Insurance Company

11.4 Index Options

S&P 500 index options (puts and calls) are purchased as economic hedges of index-based exposures inherent in the Company's equity-indexed universal life and annuity products. Such options generally have terms of one or two years. The Company has procedures in place to economically match option purchases to policy liabilities. Contracts outstanding at December 31 were as follows:

                                                       2005           2004
                                                  -------------- --------------
                                                           Fair           Fair
                                                  Notional Value Notional Value
                                                  -------- ----- -------- -----
                                                          (In Millions)
Calls:
   One-year (or less) contracts..................   $310    $10    $100    $6
   Two-year contracts............................     32      3      13     1

11.5 Futures

The Company purchases and sells short futures (treasury note and U.S. long bond) to offset interest rate exposures on certain bonds purchased for the trading portfolio. All such positions are closed out each quarter-end with mark to market adjustments recognized currently in earnings.

12. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" ("FASB 107") requires disclosure of fair value information about financial instruments for which it is practicable to estimate such fair value. In the measurement of the fair value of certain of the financial instruments, where quoted market prices were not available, other valuation techniques were utilized. These fair value estimates are derived using internally developed valuation methodologies based on available and observable market information.

                    American General Life Insurance Company

Carrying amounts and fair values for certain of the Company's financial instruments at December 31 are presented below.

                                                                   2005               2004
                                                             ---------------- ---------------------
                                                              Fair   Carrying    Fair     Carrying
                                                              Value   Amount     Value     Amount
                                                             ------- -------- ---------- ----------
                                                                              (Restated) (Restated)
                                                                         (In Millions)
Assets
Fixed maturity and equity securities........................ $50,739 $50,739   $49,527    $49,527
Mortgage loans on real estate...............................   4,841   3,694     3,532      3,325
Policy loans................................................   1,823   1,775     1,777      1,731
Short-term investments......................................      84      84        63         63
Derivative assets...........................................      13      13        11         11
Partnerships................................................   2,590   2,590     2,088      2,088
Separate account seed money.................................      67      67        41         41
Investment in ultimate Parent Company.......................      55      55        53         53
Notes receivable from affiliates............................     754     754       598        598
Securities lending collateral...............................   9,743   9,743     9,286      9,286
Assets held in separate accounts............................  27,163  27,163    25,537     25,537

Liabilities
Investment contracts........................................  32,512  34,556    30,792     33,591
Dividend accumulations......................................     898     898       904        904
Derivative liabilities......................................      66      66        58         58
Securities lending payable..................................   9,743   9,743     9,286      9,286
Liabilities related to separate accounts....................  27,163  27,163    25,537     25,537

   The following methods and assumptions were used to estimate the fair value of financial instruments:

   Fixed Maturity and Equity Securities

   Fair value for fixed maturity securities was based principally on independent pricing services, broker quotes and other independent information. For securities that do not have readily determinable market prices, the Company estimated fair value using internally prepared valuations (including those based on estimates of future profitability). Otherwise, the Company used its most recent purchases and sales of similar unquoted securities, independent broker quotes or comparison to similar securities with quoted prices when possible to estimate the fair value of those securities.

                    American General Life Insurance Company

Fair values for equity securities was based upon quoted market prices.

Mortgage Loans on Real Estate

Fair value of mortgage loans was estimated primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates.

Policy Loans

Fair value of policy loans was estimated using discounted cash flows and actuarially determined assumptions incorporating market rates.

Investment in Ultimate Parent Company

The fair value of the investment in the ultimate Parent Company is based on quoted market prices of AIG common stock.

Assets and Liabilities Related to Separate Accounts

The fair value of Separate Account assets and liabilities was based on quoted net asset value per share of the underlying mutual funds held in separate accounts.

Derivative Financial Instruments

Fair values for derivative assets and liabilities were based upon quoted market prices received from AIG Financial Products Corp, an affiliated financial products company, and independent sources.

Investment Contracts

Fair value of insurance investment contracts was estimated using cash flows discounted at market interest rates.

Notes Receivable from Affiliates

Fair values of promissory notes and asset backed notes from affiliates were based on quoted market prices, where available. For investments not actively traded, fair values were estimated using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of investments.

                    American General Life Insurance Company

Partnerships

Fair value of partnerships is based upon the fair value of the net assets of these investments as determined by the general partners.

Separate Account Seed Money

Fair value is considered to be the market value of the underlying securities.

13. Commitments and Contingencies

The Company has various leases, substantially all of which are for office space and facilities. Rentals under financing leases, contingent rentals, and future minimum rental commitments and rental expense under operating leases are not material.

The Company is party to various other lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who have excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions continues to create the potential for an unpredictable judgment in any given suit.

The Company had $650.1 million of unfunded commitments for its investments in limited partnerships at December 31, 2005.

All fifty states have laws requiring solvent life insurance companies to pay assessments to protect the interests of policyholders of insolvent life insurance and annuity companies. The Company recognizes a liability for insurance-related assessments when all of the following three conditions have been met: (i) an assessment has been imposed or information available prior to the issuance of financial statements indicates it is probable that an assessment will be imposed, (ii) the event obligating the Company to pay an imposed or probable assessment occurred on or before the date of the financial statements and (iii) the amount of the assessment can be reasonably estimated. The December 31, 2005 liability was estimated by the Company using the latest information available from the National Organization of Life and Health Insurance

                    American General Life Insurance Company

Guaranty Associations. The liability is not material to the Company's consolidated statement of position. While it is not possible to exactly estimate the portion of the industry assessments for which the Company will be responsible, it is expected that any difference between the estimated assessments and the actual assessments will not be material to the Company's consolidated results of operations and financial position. Although the amount accrued represents the Company's best estimate of its liability, this estimate may change in the future.

On November 1, 2002, the Company and various affiliates entered into a one-year inter-affiliate credit facility (the "facility"), under which the Company commits to make loans to AIG in amounts aggregating to not more than $90.0 million. Such loans may take the form of variable rate loans that pay the higher of the federal funds rate plus 0.5 percent or the prime rate, or fixed rate loans that pay LIBOR plus a specific margin. AIG has the option, at the commitment termination date to convert any outstanding loan balances to one-year term. After an initial one-year extension, effective October 29, 2004, the facility was amended to extend the commitment termination date to October 28, 2005. The Company has received annual facility fees of 0.045%. However, effective as of October 29, 2004, the facility fee was changed to 0.040%. Effective October 28, 2005, the commitment was amended to extend the termination date to October 27, 2006. No loans were funded during 2005 or 2004.

AGL owns interests in certain limited liability companies (LLCs) which invested in six coal synthetic fuel production facilities. The sale of coal synthetic fuel produced by these six facilities generated income tax credits. Since acquiring the facilities, AGL has recognized approximately $447 million of synfuel tax credits through December 31, 2005. One of the conditions a taxpayer must meet to qualify for coal synfuel tax credits is that the synfuel production facility must have been "placed in service" before July 1, 1998. On July 1, 2005, Internal Revenue Service (IRS) field agents issued notices of proposed adjustment to the LLCs proposing to disallow all of the credits taken by the LLCs during the years 2001 through 2003. The IRS field agents subsequently conceded that one of the facilities was timely placed in service, but contended that none of the other underlying production facilities were placed in service by the statutory deadline. On October 3, 2005, IRS field agents issued 60-day letters to the LLCs proposing to disallow the tax credits taken with respect to synfuel sales by the remaining five production facilities. By letters dated February 17, 2006, the IRS field agents have advised the LLCs that all six production facilities were placed in service before July 1, 1998 and that they will withdraw the 60-day letters issued to the LLCs.

                    American General Life Insurance Company

Tax credits generated from the production and sale of synthetic fuel under section 29 of the Internal Revenue Code are subject to an annual phase-out provision that is based on the average wellhead price of domestic crude oil. The price range within which the tax credits are phased-out was originally established in 1980 and is adjusted annually for inflation. Depending on the price of domestic crude oil for a particular year, all or a portion of the tax credits generated in that year might be eliminated. Although AGL cannot predict the future price of domestic crude oil for the years 2006 and 2007 (the final years the tax credits are available), AGL does not expect the phase-out provision to affect tax credits generated in 2005. AIG has also entered into hedges designed to mitigate a portion of its future exposure to a sustained high price of oil. However, no assurance can be given as to the effectiveness of the hedging in actually reducing such exposure or whether such hedging will continue.

During 1997 and 1998, the Company participated in a workers' compensation underwriting pool with a third party insurance company. Both companies share equally in the pool. Collectively, the workers' compensation business is assumed from over 50 ceding companies and retro-ceded to 15 programs. The business covers risks primarily from the 1997 and 1998 underwriting years but also includes risk from the 1996 underwriting year.

Net premiums and losses retained by the Company, after retro-cessions to various quota share reinsurers, are 100% retro-ceded to another AIG subsidiary, American General Assurance Company ("AGAC"). Under the agreement with AGAC, the company remains liable for any credit losses arising from uncollectible amounts from the third party reinsurers, including the Company's 50% pool participant. During 2005 and 2004, the Company recorded charges of $17.0 million and $20.7 million, respectively, related to such uncollectible amounts. Reinsurance recoverables included in these financial statements related to the workers' compensation business were $58.8 million and $62.0 million at December 31, 2005 and 2004, respectively. While not included in these financial statements, the Company is contingently liable for losses incurred by its 50% pool participant should that third party become insolvent or otherwise unable to meet its obligations under the pool agreement.

On February 9, 2006, AIG announced that it has reached a resolution of claims and matters under investigation with the United States Department of Justice ("DOJ"), the Securities and Exchange Commission ("SEC"), the Office of the New York Attorney General ("NYAG") and the New York State Department of Insurance ("DOI"). The settlements resolve outstanding litigation filed by the SEC, NYAG and DOI against AIG and conclude negotiations with these authorities and the DOJ in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of the settlement, the Company

                    American General Life Insurance Company
will need to obtain permission from the SEC to continue to provide its variable annuities and variable universal life products. While the SEC has granted this type of relief to others in the past in similar circumstances, there is no assurance that this permission would be granted. Accordingly, no assurance can be given that any further changes in circumstances for AIG will not impact the Company.

Various federal, state and other regulatory agencies are reviewing certain transactions and practices of the Company and its affiliates in connection with industry-wide and other inquiries. In the opinion of the Company's management, based on the current status of these inquiries, it is not likely that any of these inquiries will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the company.

                    American General Life Insurance Company

14. Reinsurance

Reinsurance transactions for the years ended December 31, 2005, 2004 and 2003 were as follows:

                                                                                                  Percentage
                                                             Ceded to     Assumed                 of Amount
                                                               Other     From Other                Assumed
                                              Gross Amount   Companies   Companies    Net Amount    to Net
                                              ------------ ------------  ----------  ------------ ----------
                                                                      (In Thousands)
December 31, 2005
Life insurance in force...................... $502,899,091 $408,690,675  $3,081,688  $ 97,290,104     3.17%
                                              ============ ============  ==========  ============
Premiums:
   Life insurance and annuities..............    3,200,493      456,696      14,397     2,758,194     0.52%
   Accident and health insurance.............       25,590        2,926       1,927        24,591     7.84%
                                              ------------ ------------  ----------  ------------
Total premiums............................... $  3,226,083 $    459,622  $   16,324  $  2,782,785     0.59%
                                              ============ ============  ==========  ============
December 31, 2004
Life insurance in force...................... $410,133,222 $314,611,320  $2,814,650  $ 98,336,552     2.86%
                                              ============ ============  ==========  ============
Premiums:
   Life insurance and annuities..............    2,903,136      395,625       9,307     2,516,818     0.37%
   Accident and health insurance.............       25,374        2,999       1,129        23,504     4.80%
                                              ------------ ------------  ----------  ------------
Total premiums............................... $  2,928,510 $    398,624  $   10,436  $  2,540,322     0.41%
                                              ============ ============  ==========  ============
December 31, 2003
Life insurance in force...................... $314,862,729 $211,992,953  $2,628,269  $105,498,045     2.49%
                                              ============ ============  ==========  ============
Premiums:
   Life insurance and annuities..............    2,638,355      305,828       6,641     2,339,168     0.28%
   Accident and health insurance.............       24,827       (6,252)     (7,296)       23,783   -30.68%
                                              ------------ ------------  ----------  ------------
Total premiums............................... $  2,663,182 $    299,576  $     (655) $  2,362,951    -0.04%
                                              ============ ============  ==========  ============

   Reinsurance recoverable on paid losses was approximately $44.7 million, and $47.5 million, at December 31, 2005 and 2004, respectively. Reinsurance recoverable on unpaid losses was approximately $114.5 million, and $77.7 million at December 31, 2005 and 2004, respectively.

                    American General Life Insurance Company

In December 2002, the Company entered into a coinsured/modified coinsurance agreement with AIG Life Insurance Company of Bermuda ("AIGB"). The agreement has an effective date of March 1, 2002. Under the agreement, AIGB reinsures 100% quota share of the Company's liability on virtually all level term and universal life products issued by the Company with issue dates on or after March 1, 2002. The agreement is unlimited in duration but either party may terminate the agreement as to new business with thirty days written notice to the other party. The agreement also provides for an experience refund of all profits, less a reinsurance risk charge.

15. Shareholder's Equity

The Company has 8,500 shares of $100 par value cumulative preferred stock authorized and outstanding with an $80 dividend rate, redeemable at $1,000 per share after December 31, 2000. The Company's stock is held by its immediate parent, AGC Life.

The Company paid $440 million, $300 million and $0 million in dividends on common stock to the Parent Company in 2005, 2004 and 2003, respectively. The Company also paid $680,000 in dividends on preferred stock to the Parent Company in 2005, 2004 and 2003.

The Company and its insurance subsidiaries are restricted by state insurance laws as to the amounts they may pay as dividends without prior approval from their respective state insurance departments. At December 31, 2005, approximately $9.6 billion of consolidated shareholder's equity represents net assets of the Company, which cannot be transferred, in the form of dividends, loans, or advances to the Parent Company. Approximately $4.3 billion of consolidated shareholder's equity is similarly restricted as to transfer from its subsidiaries to the Company.

Generally, the net assets of the Company's subsidiaries available for transfer to the Parent are limited to the amounts that the subsidiaries' net assets, as determined in accordance with statutory accounting practices, exceed minimum statutory capital requirements. However, payments of such amounts as dividends may be subject to approval by regulatory authorities and are generally limited to the greater of 10 percent of policyholders' surplus or the previous year's statutory net gain from operations.

                    American General Life Insurance Company

16. Division Operations

16.1 Nature of Operations

The Company manages its business operation through two divisions, which are based on products and services offered.

Retirement Services

The Retirement Services Division, which primarily relates to the operation of VALIC, a wholly owned subsidiary of the Company, provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of educational, health care, public sector, and other not-for-profit organizations marketed nationwide through exclusive sales representatives.

Life Insurance

The Life Insurance division provides traditional, interest-sensitive, and variable life insurance and annuities to a broad spectrum of customers through multiple distribution channels focused on specific market segments.

16.2 Division Results

Results of each division exclude net realized investment gains.

Division earnings information was as follows:

                                         Revenues                 Income Before Taxes                Earnings
                               ----------------------------  ----------------------------  ----------------------------
                                2005      2004       2003     2005      2004       2003     2005      2004       2003
                               ------  ---------- ---------- ------  ---------- ---------- ------  ---------- ----------
                                       (Restated) (Restated)         (Restated) (Restated)         (Restated) (Restated)
                                                                     (In Millions)
Retirement Services........... $2,571    $2,464     $2,188   $1,110    $1,043     $  781   $  758    $  698      $523
Life Insurance................  4,161     3,850      3,488      547       488        419      500       401       385
                               ------    ------     ------   ------    ------     ------   ------    ------      ----
Total divisions...............  6,732     6,314      5,676    1,657     1,531      1,200    1,258     1,099       908
Realized investment gains
  (losses)....................    (53)      (63)       (28)     (53)      (63)       (28)     (34)      (41)      (18)
                               ------    ------     ------   ------    ------     ------   ------    ------      ----
Total consolidated............ $6,679    $6,251     $5,648   $1,604    $1,468     $1,172   $1,224    $1,058      $890
                               ======    ======     ======   ======    ======     ======   ======    ======      ====

                    American General Life Insurance Company

16.2 Division Results (continued)

Division balance sheet information was as follows:

                                               Assets           Liabilities
                                         ------------------- ------------------
                                                      December 31
                                         --------------------------------------
                                           2005      2004     2005      2004
                                         -------- ---------- ------- ----------
                                                  (Restated)         (Restated)
                                                     (In Millions)
Retirement Services..................... $ 70,603  $68,087   $65,608  $63,087
Life Insurance..........................   32,811   30,214    27,391   25,060
                                         --------  -------   -------  -------
Total consolidated...................... $103,414  $98,301   $92,999  $88,147
                                         ========  =======   =======  =======

17. Restatement of Previously Issued Financial Statements

In February 2005, AIG's management initiated an internal review of AIG's books and records. As a result of the internal review, AIG concluded that the accounting for certain transactions needed to be restated in its 2004 Annual Report on Form 10-K. In November 2005, AIG announced that it had identified additional items that would require restatement. The Company had activity in certain of the transaction types identified for accounting restatement. Due to the significance of such items to the Company's net income in the years ended December 31, 2004 and 2003, the Company has restated the consolidated financial statements as of December 31, 2004 and for the years ended December 31, 2004 and 2003. Relevant disclosures have been restated in footnotes 2, 3, 4, 8, 11, 12 and 16 due to the effects of the restatements discussed below. The following provides detail of the significant accounting adjustments included in the restatement of the Company's consolidated financial statements.

Dollar Roll Transactions. The Company enters into dollar roll transactions with third parties designed to enhance the return on the Company's mortgage-backed securities ("MBS") portfolio. In a dollar roll transaction, the Company agrees to sell a pool of MBSs and simultaneously agrees to repurchase substantially the same securities at a later date, typically in one month. The

                    American General Life Insurance Company

Company had previously accounted for these transactions as collateralized financings under SFAS 140. Even though the Company had received collateral sufficient to fund substantially all of the cost of purchasing identical replacement securities at the time of transfer, the Company was not fully protected during the term of the contract to replace the asset in the event that the transferee defaulted. Accordingly, the Company should not have accounted for these transactions as financings, but rather as derivatives with mark-to-market changes reflected in earnings.

Accounting for Derivatives. The Company enters into derivative contracts principally to hedge interest rate risk and foreign currency risk associated with certain investment securities and to hedge the index-based exposures inherent in the Company's equity-indexed annuity and universal life products. Such derivative transactions include interest rate swaps, cross currency swaps and S&P Index options which are generally executed through an affiliated counterparty. Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") requires that derivatives used for hedging must be executed with an outside third party and documented contemporaneously to qualify for hedge accounting treatment. The Company has determined that in many cases its derivatives did not meet these hedging requirements. As a result, the accompanying consolidated financial statements have been restated to reclassify changes in fair value of derivatives from other comprehensive income to net realized investment gains (losses). The Company continues to believe that such hedging activities have been and remain economically effective.

Accounting for Limited Partnerships. In its previously issued consolidated financial statements for the year ended December 31, 2004, the Company recorded a correction to properly reflect its ownership in certain limited partnerships, which included an entry to the statement of income to record the cumulative amount of equity in earnings that had not been recorded in prior years. The accompanying consolidated financial statements have been restated to include the equity in earnings from these partnerships for the years ended December 31, 2004 and 2003 in the respective year's statement of income, and to record other miscellaneous corrections to accounting for various partnerships, including a mark-to-market adjustment on limited partnerships accounted for under the cost method.

Term Insurance Reserves and Deferred Acquisition Costs ("DAC"). In 2004, the Company converted its term policies, written primarily in 2003 and 2004, to a new administrative system. During the conversion, the Company determined that certain errors existed in the mortality factors used in its reserve calculations and that certain deferrable agent commissions had been erroneously omitted from its DAC calculations during 2003. In its previously issued consolidated financial statements for the year ended December 31, 2004, the Company recorded a correction to its

                    American General Life Insurance Company
recorded reserves and DAC for these matters. The accompanying consolidated financial statements have been restated to include these corrections in the period ended December 31, 2003.

Other Adjustments. Other restatement adjustments include impairments to reflect other-than-temporary declines in the value of certain available-for-sale securities as of the respective balance sheet dates, the release of credit reserves for mortgage loans and accrued interest on debt securities which were determined to be incorrect under GAAP, corrections of errors in reserves and deferred acquisition costs, and other miscellaneous corrections and reclassifications. In addition, corrections to additional paid-in capital related to the incorrect recording of two unrelated capital transactions, primarily occurring prior to 2003, were made as part of the restatement.

   The effect of all accounting restatement adjustments on the Company's consolidated statements of income was as follows:

                                                                                        Increase (Decrease) for
                                                                                           Years Ended and at
                                                                                              December 31,
                                                                                        ----------------------
                                                                                        2004         2003
                                                                                        ----------  ----------
                                                                                             (in millions)
Pretax income before cumulative effect of accounting change:
   Dollar roll transactions............................................................ $ 15        $ (87)
   Derivatives.........................................................................  (35)         (50)
   Limited partnerships................................................................   33          (10)
   Term reserves and DAC...............................................................  (32)          32
   Other...............................................................................  (18)          (1)
                                                                                        ----------  ----------
       Total effect on pretax income before cumulative effect of accounting change..... $(37)       $(116)
                                                                                        ==========  ==========
Net income:
   Dollar roll transactions............................................................ $ 10        $ (56)
   Derivatives.........................................................................  (23)         (33)
   Limited partnerships................................................................   21           (7)
   Term reserves and DAC...............................................................  (21)          21
   Other...............................................................................  (17)           3
                                                                                        ----------  ----------
       Total effect on net income...................................................... $(30)       $ (72)
                                                                                        ==========  ==========

                    American General Life Insurance Company

A summary of the restatement adjustments and their effect on line items in the consolidated financial statements is as follows:

As of and for the year ended December 31, 2004:

                                                                       As previously
                                                                         reported    Adjustments As restated
                                                                       ------------- ----------- -----------
                                                                                   (In millions)
Consolidated Balance Sheet
--------------------------
   Fixed maturity securities, available for sale......................    $49,436       $  3       $49,439
   Mortgage loans on real estate......................................      3,325         --         3,325
   Partnerships.......................................................      2,092         (4)        2,088
   Accounts receivable................................................      1,108        (10)        1,098
   Deferred policy acquisition costs/cost of insurance purchased......      3,617         (4)        3,613
   Total assets.......................................................     98,316        (15)       98,301
   Future policy benefits.............................................      9,156         (3)        9,153
   Policyholder contract deposits.....................................     38,439         11        38,450
   Federal income taxes...............................................      1,443          4         1,447
   Other liabilities..................................................      1,256        (11)        1,245
   Total liabilities..................................................     88,146          1        88,147
   Additional paid-in capital.........................................      3,624         (5)        3,619
   Accumulated other comprehensive income.............................      1,399         45         1,444
   Retained earnings..................................................      5,038        (56)        4,982
   Total shareholder's equity.........................................     10,068        (16)       10,052
   Total liabilities and shareholder's equity.........................     98,316        (15)       98,301

Consolidated Statement of Income
--------------------------------
   Net investment income..............................................      3,557        (72)        3,485
   Net realized investment gains (losses).............................       (158)        95           (63)
   Other revenues.....................................................        289         --           289
   Policyholder benefits..............................................      1,626         25         1,651
   Operating costs and expenses.......................................      1,035         34         1,069
   Pretax income before cumulative effect of accounting change........      1,504        (36)        1,468
   Income tax expense.................................................        399         (7)          392
   Net income (loss)..................................................      1,089        (30)        1,059

                    American General Life Insurance Company

As of and for the year ended December 31, 2004:

                                                                  As previously
                                                                    reported    Adjustments As restated
                                                                  ------------- ----------- -----------
                                                                              (In millions)
Consolidated Statement of Shareholder's Equity
----------------------------------------------
   Additional paid-in capital
       Beginning balance.........................................   $  3,507       $ (3)     $  3,504
       Capital contribution from Parent..........................        117         (2)          115
       Ending balance............................................      3,624         (5)        3,619
   Accumulated comprehensive income
       Beginning balance.........................................      1,098         19         1,117
       Other comprehensive income................................        301         26           327
       Ending balance............................................      1,399         45         1,444
   Retained earnings
       Beginning balance.........................................      4,250        (26)        4,224
       Net income................................................      1,089        (30)        1,059
       Ending balance............................................      5,038        (56)        4,982
   Total shareholder's equity....................................     10,068        (16)       10,052

Consolidated Statement of Cash Flows
------------------------------------
   Net income....................................................      1,089        (30)        1,059
   Interest credited to policyholders............................      2,064          3         2,067
   Change in accounts receivable.................................        (85)        10           (75)
   Change in future policy benefits and other policy claims......     (1,018)        11        (1,007)
   Amortization of policy acquisition costs and cost of
     insurance purchased.........................................        311          9           320
   Policy acquisition costs deferred.............................       (758)        26          (732)
   Provision for deferred income tax expense.....................        256         (5)          251
   Accounts payable to brokers...................................        (73)        73            --
   Realized investment losses (gains)............................        158        (95)           63
   Other, net....................................................        (10)        75            65
   Net cash provided by operating activities.....................      2,393         77         2,470
   Purchases of fixed maturities and equity securities...........    (27,374)       (17)      (27,391)
   Sales of fixed maturities and equity securities...............     27,002        (59)      (26,943)
   Change in securities lending collateral.......................         --          5             5
   Net cash used in investing activities.........................     (4,285)       (70)       (4,355)
   Capital contribution from Parent..............................        117         (2)          115
   Change in securities lending payable..........................         --         (5)           (5)
   Net cash provided by financing activities.....................      1,852         (7)        1,845

                    American General Life Insurance Company

As of and for the year ended December 31, 2003:

                                                                  As previously
                                                                    reported    Adjustments As restated
                                                                  ------------- ----------- -----------
                                                                              (In millions)
Consolidated Statement of Income
--------------------------------
   Premiums and other considerations.............................    $2,404        $ (41)     $2,363
   Net investment income.........................................     3,289         (149)      3,140
   Realized investment gains (losses)............................       (57)          29         (28)
   Other revenues................................................       176           (3)        173
   Policyholder benefits.........................................     1,545           (6)      1,539
   Operating costs and expenses..................................       940          (43)        897
   Pretax income before cumulative effect of accounting change...     1,288         (116)      1,172
   Income tax expense............................................       327          (44)        283
   Net income (loss).............................................       962          (72)        890

Consolidated Statement of Shareholder's Equity
------------------------------
   Additional paid-in capital
       Beginning balance.........................................     3,167           (4)      3,163
       Capital contribution from parent..........................       340            1         341
       Ending balance............................................     3,507           (3)      3,504
   Accumulated comprehensive income
       Beginning balance.........................................       736          (59)        677
       Other comprehensive income................................       361           79         440
       Ending balance............................................     1,098           19       1,117
   Retained earnings
       Beginning balance.........................................     3,289           46       3,335
       Net income................................................       962          (72)        890
       Ending balance............................................     4,250          (26)      4,224
   Total shareholder's equity....................................     8,862          (10)      8,852

                    American General Life Insurance Company

As of and for the year ended December 31, 2003:

                                                                  As previously
                                                                    reported    Adjustments As restated
                                                                  ------------- ----------- -----------
                                                                              (In millions)
Consolidated Statement of Cash Flows
------------------------------------
   Net income....................................................   $    962       $ (72)    $    890
   Interest credited to policyholders............................      2,039           4        2,043
   Change in future policy benefits and other policy claims......        216          (9)         207
   Amortization of policy acquisition costs and cost of
     insurance purchased.........................................        311         (23)         288
   Policy acquisition costs deferred.............................       (584)        (19)        (603)
   Provision for deferred income tax expense.....................        268         (46)         222
   Accounts payable to brokers...................................       (614)        614           --
   Realized investment (gains) losses............................        315         (29)         286
   Other, net....................................................        522         192          714
   Net cash provided by operating activities.....................      3,952         612        4,564
   Purchase of fixed maturities and equity securities............    (34,541)       (614)     (35,155)
   Change in securities lending collateral.......................         --           1            1
   Net cash used in investing activities.........................     (5,294)       (613)      (5,907)
   Capital contribution from parent..............................        340           1          341
   Change in securities lending payable..........................         --          (1)          (1)
   Net cash provided by financing activities.....................      1,545           1        1,546

                         AMERICAN HOME ASSURANCE COMPANY

                            NAIC Company Code: 19380

                              Financial Statements

                                (Statutory Basis)

                                December 31, 2004

                         Report of Independent Auditors

To the Board of Directors and Shareholders of American Home Assurance Company;

We have audited the accompanying statutory statement of admitted assets, liabilities, capital and surplus of American Home Assurance Company (the "Company") as of December 31, 2004, and the related statutory statement of income and changes in capital and surplus, and of cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Notes 1 and 2 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of New York, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2004, or the results of its operations or its cash flow for the year then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2004, and the results of its operations and its cash flow for the year then ended, on the basis of accounting described in Notes 1 and 2 to the financial statements.

As discussed in Note 2 to the accompanying financial statements, as a result of regulatory inquiries into certain transactions, AIG conducted an internal review of information and a number of transactions. As part of the internal review, the Company reviewed the statutory accounting treatment for matters identified during the internal review and concluded that certain transactions required adjustment. An agreement was reached with the Company's domiciliary state to include a single 2004 year presentation of its financial statements and to reflect the impact to its 2003 and prior year unassigned surplus as an adjustment to unassigned surplus at January 1, 2004.

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
New York, NY
October 17, 2005

                         AMERICAN HOME ASSURANCE COMPANY
         Statement of Admitted Assets, Liabilities, Capital and Surplus
                                (Statutory Basis)
                               As of December 31,

                                                                                               2004
                                                                                        -----------------
                               Admitted Assets
                               ---------------

Bonds, principally at amortized cost (NAIC market value: 2004 - $8,209,550,613)         $   7,994,583,920
Stocks:
  Non-redeemable preferred stocks, at NAIC market value (cost: 2004 - $463,190,085)           457,593,670
  Common stocks, at NAIC market value (cost: 2004 - $1,374,733,826)                         2,923,431,228
Short-term investments, at amortized cost (approximates NAIC market value)                     70,457,937
Other invested assets, primarily at equity (cost: 2004 - $1,755,421,344)                    1,822,436,352
Cash                                                                                           18,536,724
Receivable for securities                                                                      99,398,952
Aggregate write-ins for invested assets                                                            55,962
                                                                                        -----------------
  Total cash and invested assets                                                           13,386,494,745
Agents' balances or uncollected premiums:
  Premiums in course of collection                                                            614,119,837
  Premiums and installments booked but deferred and not yet due                               693,540,979
  Accrued retrospective premiums                                                                7,717,284
Funds held by or deposited with reinsurers                                                    161,437,334
Amounts receivable under high deductible policies                                             367,173,605
Reinsurance recoverable on loss payments                                                      245,991,798
Current federal and foreign income tax recoverable from parent                                575,690,315
Net deferred tax assets                                                                       322,784,777
Electronic data processing equipment, less accumulated depreciation                            90,769,778
Interest and dividends due and accrued                                                        153,753,788
Receivable from parent, subsidiaries, and affiliates                                          430,317,791
Equities in underwriting pools and associations                                               498,433,360
Deposit accounting assets                                                                   1,638,716,479
Deposit accounting assets - funds held                                                        424,685,160
Other assets                                                                                  371,905,317
                                                                                        -----------------
  Total admitted assets                                                                 $  19,983,532,347
                                                                                        =================

                        See Notes to Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY
         Statement of Admitted Assets, Liabilities, Capital and Surplus
                                (Statutory Basis)
                               As of December 31,

                                                                                          2004
                                                                                   ------------------
                                 Liabilities
                                 -----------

Unpaid losses                                                                      $    8,252,100,497
Reinsurance payable on paid loss and loss adjustment expenses                             259,374,904
Unpaid loss adjustment expenses                                                         1,105,698,242
Commissions payable, contingent commissions and other similar charges                      16,225,705
Other expenses (excluding taxes, licenses and fees)                                         5,172,252
Taxes, licenses and fees (excluding federal and foreign income taxes)                     118,934,443
Ceded reinsurance premiums payable, net of ceding commissions                              74,707,897
Unearned premiums                                                                       4,136,808,013
Funds held under reinsurance treaties                                                     261,468,677
Amounts withheld or retained by company for account of others                              41,058,124
Provision for reinsurance                                                                 376,737,564
Payable to parent, subsidiaries, and affiliates                                           346,918,710
Dividends declared and unpaid                                                              16,724,656
Policyholder funds on deposit                                                              20,861,810
Loss clearing                                                                               8,664,540
Retroactive reinsurance reserve - assumed                                                  10,676,730
Retroactive reinsurance reserve - ceded                                                   (81,535,596)
Liability for pension and severance pay                                                     4,882,444
Deposit accounting liability - funds held                                               1,089,396,213
Deposit accounting liabilities                                                            465,475,220
Other liabilities                                                                         113,841,675
                                                                                   ------------------
  Total liabilities                                                                    16,644,192,720
                                                                                   ------------------

                          Capital and Surplus
                          -------------------

Special surplus funds from retroactive reinsurance                                         81,577,842
Common capital stock, $15.00 par value 1,758,158 shares
  authorized, 1,695,054 shares issued and outstanding                                      25,425,810
Capital in excess of par value                                                            702,745,971
Unassigned surplus                                                                      2,529,590,004
                                                                                   ------------------
  Total capital and surplus                                                             3,339,339,627
                                                                                   ------------------
  Total liabilities, capital and surplus                                           $   19,983,532,347
                                                                                   ==================

                        See Notes to Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY
             Statement of Operations and Capital and Surplus Account
                                (Statutory Basis)
                         For the Year Ended December 31,

                                                                                           2004
                                                                                     -----------------
Underwriting income:
Premiums earned                                                                      $   6,522,744,479
                                                                                     -----------------
Deductions:
  Losses incurred                                                                        4,766,132,507
  Loss adjustment expenses incurred                                                        730,780,156
  Other underwriting expenses incurred                                                   1,424,929,073
                                                                                     -----------------
Total underwriting deductions                                                            6,921,841,736
                                                                                     -----------------
Net underwriting loss                                                                     (399,097,257)
                                                                                     -----------------
Investment income:
  Net investment income earned                                                             419,417,808
  Net realized capital gains                                                                38,868,927
                                                                                     -----------------
Net investment gain                                                                        458,286,735
                                                                                     -----------------
Net loss from agents' or premium balances charged off                                      (42,782,977)
Other gain                                                                                  37,854,653
                                                                                     -----------------
Income before dividends to policyholders and federal and foreign income taxes               54,261,154
Dividends to policyholders                                                                    (532,291)
                                                                                     -----------------
Income after dividends to policyholders but before federal and foreign income taxes         53,728,863
Federal and foreign income tax provision                                                    99,915,418
                                                                                     -----------------
Net loss                                                                             $     (46,186,555)
                                                                                     =================
                  Capital and Surplus Account

Total capital and surplus, as of  December 31, previous year                         $   3,621,899,313
  Adjustment to beginning surplus                                                         (588,401,404)
                                                                                     -----------------
Total capital and surplus, as of January 1, 2004                                         3,033,497,909
Gains and (losses) in surplus:
  Net (loss) income                                                                        (46,186,555)
  Change in net unrealized capital gains                                                   360,939,835
  Change in net deferred income taxes                                                      363,072,435
  Change in non-admitted assets                                                           (345,908,075)
  Change in provision for reinsurance                                                       (7,794,510)
  Cash dividends to stockholder                                                            (63,464,000)
  Paid in surplus                                                                          157,947,881
  Other surplus adjustments                                                               (149,131,610)
  Unrealized foreign exchange adjustment                                                    36,366,317
                                                                                     -----------------
Change in surplus as regards policyholders for the year                                    305,841,718
                                                                                     -----------------
Total capital and surplus, December 31, current year                                 $   3,339,339,627
                                                                                     =================

                        See Notes to Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY
                             Statement of Cash Flow
                                (Statutory Basis)
                         For the Year Ended December 31,

                                                                               2004
                                                                         ------------------
Premiums collected net of reinsurance                                    $    7,036,063,766
Net investment income                                                           436,056,847
Miscellaneous income                                                             (4,928,324)
                                                                         ------------------
Total                                                                         7,467,192,289
Benefit and loss related payments                                                13,776,767
Commissions, expenses paid and aggregate write-ins for deductions             1,930,945,277
Dividends paid to policyholders                                                     600,677
Federal and foreign income taxes paid                                           618,202,167
                                                                         ------------------
Total                                                                         2,563,524,888
                                                                         ------------------
Net cash from operations                                                      4,903,667,401
                                                                         ------------------
Proceeds from investments sold, matured or repaid:
  Bonds                                                                       3,286,111,245
  Stocks                                                                      2,427,403,810
  Other invested assets                                                       3,872,120,851
  Net losses on cash short-term investments                                          (2,974)
  Miscellaneous proceeds                                                         77,009,289
                                                                         ------------------
Total investment proceeds                                                     9,662,642,221
                                                                         ------------------
Cost of investments acquired (long-term only):
  Bonds                                                                       5,267,294,849
  Stocks                                                                      2,513,099,560
  Other invested assets                                                       4,354,699,859
  Miscellaneous applications                                                    107,456,829
                                                                         ------------------
Total investments acquired                                                   12,242,551,097
                                                                         ------------------
Net cash used for investments                                                (2,579,908,876)
                                                                         ------------------
Cash provided (applied):
  Capital and paid in surplus, less treasury stock                              157,947,881
    Net deposits on deposit type contracts                                     (641,967,545)
  Dividends to stockholders                                                     (63,464,000)
  Other cash applied                                                         (1,798,699,473)
                                                                         ------------------
Net cash used in financing and miscellaneous sources                         (2,346,183,137)
                                                                         ------------------
Net change in cash and short-term investments                                   (22,424,612)

                           RECONCILIATION

Cash and short-term investments:

  Beginning of year                                                             111,419,273
                                                                         ------------------
  End of year                                                            $       88,994,661
                                                                         ==================

                        See Notes to Financial Statements

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

1.   Summary of Significant Statutory Basis Accounting Policies

     (A) Organization

     American Home Assurance Company (the "Company" or "AHAC") is a direct wholly owned subsidiary of American International Group, Inc. (the "Parent" or "AIG"). The Company writes substantially all lines of property and casualty insurance with an emphasis on U.S. commercial business. The Company accepts business primarily from insurance brokers, enabling selection of specialized markets and retention of underwriting control. The Company has significant transactions with the Parent and affiliates (see
     Note 4).

     (B) Accounting Practices

     The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of New York.

     The Insurance Department of the State of New York recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company and, for the purpose of determining its solvency under the New York Insurance Law. The National Association of Insurance Commissioners Accounting Practices and Procedures ("NAIC SAP") has been adopted as a component of prescribed or permitted practices by the State of New York. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

     The Insurance Department of the State of New York has adopted the following accounting practices that differ from those found in NAIC SAP; specifically the prescribed practices of 1) Discounted workers compensation reserves on a non-tabular basis. In NAIC SAP, discounting of reserves is not permitted on a non- tabular basis. 2)Under NAIC SAP, Electronic Data Processing (EDP) assets are admitted; only applicable software is non-admitted. 3) New York regulation 20 reinsurance credits for calculating the provision for unauthorized reinsurance. In NAIC SAP, New York regulation 20 credits are not permitted. 4) Goodwill admissibility rules differ from that of NAIC SAP.

     A reconciliation of the Company's net income and capital and surplus between NAIC SAP and practices prescribed by the State of New York is shown below:

                                                              2004
                                                        ---------------
     Net Income (Loss), New York
      Insurance Department basis                        $   (46,186,555)

     State Practices - (Deduction) Income:
       Non-Tabular Discounting                              (44,159,900)
                                                        ---------------
     Net Income (Loss), NAIC SAP                        $   (90,346,455)
                                                        ---------------

     Statutory Surplus, New York Insurance
      Department basis                                  $ 3,339,339,627

     State Practices - Credit (Charge):
        Non-Tabular Discounting                            (181,173,624)
        Reinsurance Credits                                (191,577,609)
        Electronic data processing equipment and
         software                                           (90,731,378)
                                                        ---------------
     Statutory Surplus, NAIC SAP                        $ 2,875,857,016
                                                        ---------------

     NAIC SAP is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America ("GAAP"). NAIC SAP varies in certain respects from GAAP. Under GAAP: (1) costs incidental to acquiring business related to premiums written and costs allowed by assuming reinsurers related to premiums ceded are deferred and amortized over the periods covered by the underlying policies or reinsurance agreements; (2) statutory basis reserves, such as non-admitted assets and unauthorized reinsurance are restored to surplus; (3) the equity in earnings of affiliates with ownership between 20% and 50% is included in net income, and investments in subsidiaries with greater than 50% ownership are consolidated; (4) estimated undeclared dividends to policyholders are accrued; (5) the reserve for losses and loss expenses and reserve for unearned premiums are presented gross of ceded reinsurance by establishing a reinsurance asset; (6) debt and equity securities deemed to be available for sale and trading securities are reported at fair value, and the difference between cost and fair value of securities available for sale is reflected net of related deferred income tax, as a separate component of accumulated other comprehensive income in shareholder's equity, for trading securities, the difference between cost and fair value is included in income, while securities held to maturity are valued at amortized cost; (7) corrections of accounting errors are reported as an adjustment to the prior period financial statement; (8) contracts are recorded as retroactive and retain insurance accounting treatment if they pass the risk transfer test. If risk

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

     transfer is not met, no insurance accounting treatment is permitted. All income is then recognized based upon either the interest or recovery method and (9) deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company's financial statements. The provision for deferred income taxes is reported in the income statement. Under NAIC SAP:
     (1) costs incidental to acquiring business related to premiums written and costs allowed by assuming reinsurers related to premiums ceded are immediately expensed; (2) statutory basis reserves, such as non-admitted assets and unauthorized reinsurance are charged directly to surplus; (3) the equity in earnings of affiliates are included in unrealized appreciation/(depreciation) of investments and subsidiaries (which are not consolidated) are reported directly in surplus with dividends reported as income; (4) declared dividends to policyholders are accrued; (5) the reserve for losses and loss expenses and reserve for unearned premiums are presented net of ceded reinsurance; (6) NAIC investment grade debt securities are reported at amortized cost, while non-NAIC investment grade debt securities (NAIC rated 3-6) are reported at lower of cost or market;
     (7) premium contracts, regardless of risk transfer, are reported as insurance as long as policies are issued in accordance with insurance requirements; (8) regardless of risk transfer, an insurance contract deemed to be retroactive receives special accounting treatment. Gains or losses are recognized in the income statement and surplus is segregated on the ceding entity to the extent of gains recognized; and (9) deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been charged directly to surplus and have no impact on statutory earnings. The admissibility of deferred tax assets is limited by statutory guidance.

     The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

     Significant statutory accounting practices are as follows:

          A. The preparation of financial statements in conformity with accounting practices prescribed or permitted by the State of New York requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, the Company evaluates all of its estimates and assumptions. It also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from management's estimates.

          B. Investments are carried at values designated by the NAIC. Bonds are carried at amortized cost using the scientific method, except non NAIC investment grade bonds, which are carried at NAIC-designated values. Mortgage-backed securities are carried at amortized cost and generally are more likely to be prepaid than other fixed maturities. The NAIC market value of Mortgage-backed securities approximated $178,991,000 at December 31, 2004. Unaffiliated common and preferred stocks are carried principally at market value; certain preferred stocks subject to a 100% mandatory sinking fund are carried at amortized cost. Investments in affiliates (including subsidiaries) are included in common stocks based on the net worth of the entity, determined in accordance with NAIC SAP. The Company considers all highly liquid debt securities with maturities of twelve months or less to be short-term investments. Short-term investments are carried at amortized cost which approximates NAIC market value. Other invested assets consist primarily of shares of an intermediate bond mutual fund and investments in partnerships. The intermediate bond mutual fund is carried principally at NAIC market value and the unrealized gain or loss reported as unassigned surplus. The joint ventures and partnerships are carried principally based on equity method. Dividends are recorded in "Net investment income earned". Investment income is recorded as earned. Realized gains or losses on the disposition of investments are determined on the basis of specific identification. Unrealized gains and losses on all stocks, bonds carried at NAIC designated values, joint ventures, partnerships and foreign currency translation are credited or charged to unassigned surplus.

          C. Premiums written are primarily earned on a pro-rata basis over the terms of the policies to which they relate. Accordingly, unearned premiums represent the portion of premiums written which is applicable to the unexpired terms of policies in force. Premium estimates for retrospectively rated policies are recognized within the periods in which the related losses are incurred. Ceded premiums are amortized into income over the contract period in proportion to the protection received.

          D. Certain assets, principally furniture, equipment, and leasehold improvements and certain overdue agents' balances, are designated "non-admitted assets" and are directly charged to unassigned surplus. EDP is depreciated over five years on the straight line method. Leasehold improvements are amortized over the shorter of the remaining terms of the leases or estimated useful lives. The Company had depreciation expense of $17,059,883 for the year ended 2004.

          E. The liabilities for unpaid losses and loss adjustment expenses, including incurred but not reported losses, are determined on the basis of claims adjustors' evaluations and other estimates, including historical loss experience. The methods of making such estimates and for establishing the resulting reserves are continually reviewed and updated, and any resulting adjustments are recorded in the current period. Accordingly, losses and loss adjustment expenses are charged to income as incurred. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. The Company discounts its loss and loss adjustment expense reserves on workers compensation claims. The tabular and non-tabular discounted case reserves amounted to $143,687,856 and $181,173,624, respectively, at December 31, 2004. Tabular case reserves have been discounted using the 1979-81 Decennial Mortality Table at 3.5%. Non-tabular case reserves have been discounted using the discount factors promulgated by the New York Insurance Department. At December 31, 2004, liabilities include $2,211,905,306 of such discounted reserves.

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

          F. Certain required statutory basis reserves, principally the provision for reinsurance, are charged to surplus and reflected as a liability of the Company. In accordance with NAIC Statement of Statutory Accounting Principles (SSAP) No. 62 Property and Casualty Reinsurance, ceded expenses, net of acquisition costs, are earned over the policy period.

          G. Commissions, premium taxes, and certain other underwriting expenses related to premiums written are charged to income at the time the premiums are written and are included in "Other underwriting expenses incurred."

          H.   Dividends to policyholders are charged to income as declared.

          I. Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the close of the reporting period. Unrealized gains and losses from translating balances in foreign currencies are recorded as adjustments to surplus. Gains and losses resulting from foreign currency transactions are included in income.

          J. Options are carried at market value. Put options owned are included in "Other invested assets" on the statement of admitted assets, liabilities and surplus. Call options written are included in "Other liabilities". Any change in unrealized gains or losses on options owned or written are credited or charged to unassigned surplus. Realized gains or losses on the disposition of options are determined on the basis of specific identification are included in income. Derivatives are not used for hedge accounting treatment.

          K. Common capital stock and capital in excess of par value represents amounts received by the Company in exchange for shares issued. The Common capital stock represents the value received by the Company of shares issued multiplied by par value per share. Capital in excess of par value represents the value received by the Company of shares issued in excess of the par value per share.

          L. Premium contracts, regardless of risk transfer, are reported as insurance as long as policies are issued in accordance with NAIC Statutory Statement of Accounting Practice.

          M. In accordance with SSAP No. 62 Property and Casualty Reinsurance, the Company records a liability for commissions recorded in excess of acquisition costs. The liability is earned as income over the life of the contract.

          N. In accordance with SSAP No. 62 Property and Casualty Reinsurance, the Company reviews its ultimate losses in respect to its premium reserves. A liability is established if the premium reserves are not sufficient to cover the ultimate loss projections and associated acquisition expenses.

          O. In accordance with SSAP No. 56 Retrospectively Rated Contracts, the Company estimates accrued retrospectively rated premium adjustments by using the application of historical ratios of retrospective rated premium development. The Company records accrued retrospectively rated premiums as an adjustment to earned premiums. As of December 31, 2004, accrued premiums related to the Company's retrospectively rated contracts amounted to $7,717,284.

2.   Accounting Adjustments

     As a result of regulatory inquiries into certain transactions, AIG conducted an internal review of information and certain transactions from January 2000 to May 2005. As part of the internal review, the Company reviewed the statutory accounting treatment for matters identified during the internal review and concluded that certain transactions required adjustment. An agreement was reached with the Company's domiciliary state to re-file its 2004 annual statement using the methodology described under Statements of Statutory Accounting Principles (SSAP) 3, "Accounting Changes and Correction of Errors". The agreement included a single 2004 year presentation of its audited statutory financial statements. In applying this methodology, the Company has reflected the impact to its 2003 and prior unassigned surplus as an adjustment to unassigned surplus as of January 1, 2004.

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

     The major components affecting the beginning surplus at January 1, 2004 are as follows:

     (In thousands)                                         Amount
     ----------------------------------------------------------------
     Total capital and surplus, as of December 31,
      previous year                                      $  3,621,899

     Adjustments to beginning surplus:
       1. Union Excess                                       (370,620)
       2. Richmond                                            (44,206)
       3. Coventry                                            (15,932)
       4. Muni-Covered Call                                    (3,381)
       5. Loss Reserves                                       (74,580)
       6. DBG Analysis                                        (53,316)
       7. Other Adjustments                                    (9,478)
          Risk Transfer (Other than Union Excess and
           Richmond)                                          (16,588)
                                                         ------------
            Total adjustments to beginning surplus           (588,401)
                                                         ------------
     Total capital and surplus, as of January 1, 2004    $  3,033,498
                                                         ============

     The above reconciliation of opening capital and surplus at January 1, 2004 is presented net of income taxes. The Company has evaluated any deferred income tax assets arising from these adjustments for admissibility in accordance with Statutory Accounting Principles.

     Explanation of Accounting Adjustments

     1. Union Excess- reinsurance ceded to Union Excess Reinsurance Company, Ltd. (Union Excess), a Barbados-domiciled reinsurer, did not result in sufficient risk transfer because of AIG's control over certain transactions undertaken directly or indirectly with Union Excess, including the timing and nature of certain commutations. These transactions have been adjusted to deposit accounting in accordance with SSAP 62 "Property and Casualty Reinsurance" and SSAP 75 "Reinsurance Deposit Accounting-An Amendment to SSAP 62, Property and Casualty Reinsurance."

     2. Richmond- reinsurance ceded to subsidiaries of Richmond Insurance Company, Ltd.(Richmond), a Bermuda-based reinsurance holding company, did not result in sufficient risk transfer because of AIG's ability to exert control over that entity. Such determination was based, in part, on arrangements and documents, including "put agreements", requiring an AIG subsidiary to purchase Richmond's outstanding shares. These transactions have been adjusted to deposit accounting in accordance with SSAP 62 "Property and Casualty Reinsurance" and SSAP 75 "Reinsurance Deposit Accounting-An Amendment to SSAP 62, Property and Casualty Reinsurance".

     3. Coventry- life settlements are designed to assist life insurance policyholders to monetize the existing value of life insurance policies. The Company recorded its proportionate share of the net death benefits from the purchased contracts, net of reinsurance to a third party reinsurer, as premium. Costs incurred to acquire the contracts and keep them in force were recorded as paid losses, net of reinsurance. The Company has determined, in light of new information not available to management of the Company at the time the initial accounting determination was made, that the accounting for these transactions as insurance and reinsurance is a misapplication of statutory accounting. This adjustment results in AIG's entire investment in life settlements being accounted for as a collateral loan in accordance with SSAP 21 "Other Admitted Assets". The admitted value of the loans is an amount not in excess of the cost (including capitalized interest) of acquiring the life settlements and maintaining them in force for so long as the fair value of the underlying life settlements collateralizing such loans is at least equal to the outstanding amount of such loans. The Company has committed to use its best efforts to effect a transfer of all life settlement loans on its books to another company prior to December 31, 2005.

     4. Muni-Covered Calls- The Company entered into a series of transactions with third parties whereby the company sold in-the-money calls, principally on municipal bonds in its investment portfolio, that had unrealized gains associated with them. Upon exercise of a call, the related bonds were delivered to the purchaser of the call and subsequently reacquired by the Company pursuant to contingent forward agreements which permitted the Company to repurchase the bonds at prevailing market value. The company did not cede control over the

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

          bonds and therefore the transactions should not have been accounted for as sales and subsequent purchases. The adjustments reduced previously reported net investment income and correspondingly decreased amortized cost of the investment.

     5. Loss Reserves- Estimation of ultimate net losses and loss expenses is a complex process requiring the use of assumptions which may be highly uncertain at the time of estimation. The Company has determined that Incurred But Not Reported Reserves (IBNR) were adjusted on a regular basis without appropriate support for the adjustment. The Company does not believe that any changes made materially affected the balance of the Company's loss reserves because, in each instance, IBNR as adjusted was within appropriate tolerance of the applicable actuarial point estimate. The Company has determined that the unsupported changes in reserves independently from the actuarial process constituted errors which have been adjusted accordingly.

     6. Domestic Brokerage Group "DBG" Analysis- The Company has determined that allowances related to certain premium receivable, reinsurance recoverable and other assets were not sufficient. The adjustment has established additional allowances for these items.

     7. Other Adjustments- The Company has summarized other miscellaneous adjustments, which individually did not have a significant impact on the adjustment of its statutory financial statements.

     In addition to the above, the following accounting treatment has also been agreed with the Company's domiciliary state:

     Risk Transfer (Other than Union Excess and Richmond)- All assumed and ceded reinsurance transactions without sufficient risk transfer have been adjusted to deposit accounting in accordance with SSAP 62 "Property and Casualty Reinsurance" and SSAP 75 "Reinsurance Deposit Accounting-An Amendment to SSAP 62, Property and Casualty Reinsurance". Direct insurance transactions identified as part of the internal review for which there was insufficient risk transfer, other than those where a policy was issued (i) in respect of the insured's requirement for evidence of coverage pursuant to applicable statutes (insurance statutes or otherwise), contractual terms or normal business practices, (ii) in respect of an excess insurer's requirement for an underlying primary insurance policy in lieu of self insurance, or (iii) in compliance with filed forms, rates and/or rating plans, adjusted to deposit accounting.

     Nine Month Rule- The Company analyzed the current status of all reinsurance treaties entered into on or after January 1, 1994 for which ceded reserves as of December 31, 2004 (including IBNR) exceeded $100,000 for compliance with the nine month rule as described in SSAP 62. Any such treaties for which the documentation required by SSAP No. 62 did not exist were reclassified as retroactive, with appropriate adjustments to underwriting accounts and unassigned surplus. Treaties entered into prior to January 1, 2005 for which such documentation is contained in the Company's files retained prospective treatment, irrespective of whether such documentation was executed within nine months of the treaty's effective date in accordance with agreements reached with the Domiciliary Insurance Department.

     Foreign Property Casualty Business: The Company will continue to follow the current presentation practices relating to its foreign branches and participation in the business of the American International Underwriters Overseas Association (AIUOA). Refer to Note 4 for a description of AIUOA pooling arrangement and related financial statement presentation.

3.   Federal Income Taxes

     The Company files a consolidated U.S. federal income tax return with the Parent pursuant to a consolidated tax sharing agreement. The agreement provides that the Parent will not charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company if it had filed a separate federal income tax return. In addition, the agreement provides that the Company will be reimbursed by the Parent for tax benefits relating to any net losses of the Company utilized in filing the consolidated return as well as any alternative minimum tax credits generated by the company. The federal income tax recoverable and payable in the accompanying statement of admitted assets, liabilities, capital and surplus are due to/from the Parent. The U.S. federal income tax rate applicable to ordinary income is 35% at December 31, 2004 and 2003.

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

     The components of the net deferred tax asset are as follows:

     Gross deferred tax assets                           $ 946,890,209
     Gross deferred tax liabilities                        128,671,189
     Non-admitted deferred tax assets in accordance
      with SSAP No.10, income taxes                        495,434,243
                                                         -------------
     Net deferred tax assets admitted                      322,784,777
                                                         -------------
     Change in deferred tax assets non-admitted          $ 225,561,704
                                                         -------------

     The components of the current income tax incurred are as follows:

     Tax benefit on net underwriting and net
      investment income                                  $  61,549,403
     Federal income tax adjustment - prior year             24,761,891
     Tax on net realized gains                              13,604,124
                                                         -------------
     Current income taxes incurred                       $  99,915,418
                                                         -------------

     Prior years' federal income tax adjustment of $24,761,891 is accounted for by increasing federal and foreign income tax expense in the 2004 statement of income.

     The main components of the deferred tax amounts as of December 31, 2004 are as follows:

     Deferred Tax Assets
     -------------------

     Loss reserve discount                              $  402,853,219
     Non-admitted assets                                   186,531,611
     Unearned premium reserve                              289,576,562
     Unearned capital losses                                         -
     Partnership adjustments                                 6,493,685
     Pension adjustments                                     7,327,555
     Other temporary differences                            54,107,577
                                                        --------------
     Gross deferred tax assets                             946,890,209
     Non-admitted deferred tax assets                     (495,434,243)
                                                        --------------
     Admitted deferred tax assets                       $  451,455,966
                                                        --------------
     Deferred Tax Liabilities
     ------------------------

     Unrealized capital gains                           $ (128,671,189)
     Other temporary differencs                                      -
                                                        --------------
     Gross deferred tax liabilities                       (128,671,189)
                                                        --------------
     Net admitted deferred tax assets                   $  322,784,777
                                                        --------------

     Gross deferred tax assets                          $  946,890,209
     Gross deferred tax liabilities                       (128,671,189)
                                                        --------------
     Net deferred tax (liabilities) / assets            $  818,219,020
                                                        --------------

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

     Actual tax expense on income from operations differs from the tax expense calculated at the statutory rate. Among the more significant book to tax adjustments in 2004 were the following:

                                                              Amount         Tax Effect
                                                          --------------   --------------
     Income before taxes                                  $   53,728,863   $   18,805,102
     Tax exempt income and dividends received deduction     (218,682,668)     (76,538,934)
     Federal income tax adjustment - prior year               70,748,260       24,761,891
     Non-admitted assets                                    (532,947,460)    (186,531,611)
     Intercompany dividends                                  (13,070,040)      (4,574,514)
     Writeoffs                                                34,982,763       12,243,967
     Income item tax effected                                 37,000,000       12,950,000
     Sub Part F Income                                        10,016,668        3,505,834
     Japan tax credits                                                 -      (49,495,894)
     Japan % tax differential                                          -      (17,774,844)
     Other                                                    (1,451,470)        (508,015)
                                                          --------------   --------------
     Total                                                $ (559,675,084)  $ (263,157,017)
                                                          --------------   --------------
     Federal income tax incurred                                           $   99,915,418
     Change in deferred tax                                                  (363,072,435)
                                                                           --------------
     Taxable income                                                        $ (263,157,017)
                                                                           ==============

     The amount of federal income tax incurred and available for recoupment in the event of future net loss:

     Current year                          $   75,153,527
     First preceding year                  $  171,304,595
     Second preceding year                 $            -

4.   Related Party Transactions

     The Company, as well as certain other insurance company subsidiaries of the Parent, is a party to an intercompany reinsurance agreement. In accordance with the terms and conditions of this agreement, the member companies cede all direct and assumed business (except that of the foreign branches) to NUF, the lead company. In turn, each pool participant receives their percentage share of the pooled business. Variances may exist between pool participants due to normal timing differences. The Company's share of the pool is 36%. Accordingly, premiums earned, losses and loss expenses incurred, and other underwriting expenses, as well as related assets and liabilities, in the accompanying financial statements emanate from the Company's percentage participation in the pool.

     Following is a list of all pool participants and their respective participation percentages.

                                                                       NAIC            Pool
     Company                                                          Company      Participation
                                                                       Code          Percentage
                                                                      -------      -------------
     1)  AIU Insurance Company                                         19399            1%
     2)  American International Pacific Insurance Company              23795            0%
     3)  American International South Insurance Company                40258            0%
     4)  American Home Assurance Company                               19380            36%
     5)  Birmingham Fire Insurance Company of Pennsylvania             19402            5%
     6)  Commerce and Industry Insurance Company                       19410            10%
     7)  Granite State Insurance Company                               23809            0%
     8)  Illinois National Insurance Co.                               23817            0%
     9)  The Insurance Company of the State of Pennsylvania            19429            5%
     10) National Union Fire Ins. Co. of Pittsburgh, Pa *              19445            38%
     11) New Hampshire Insurance Company                               23841            5%

*    Lead Company

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

     The Company also reinsures risks and assumes reinsurance from other affiliates. As agreed upon with the Insurance Department of the State of New York, transactions with Union Excess and Richmond are treated as affiliated.

     AIG formed American International Underwriters Overseas Association (the Association or AIUOA), a Bermuda unincorporated association, in 1976, as the pooling mechanism for AIG's international general insurance operations. Members in the Association and their respective participation are; American International Underwriters Overseas Limited (67%), New Hampshire Insurance Company ("NHIC") (12%), National Union Fire Insurance Company of Pittsburgh, Pa. ("NUF") (11%) and American Home Assurance Company ("AHAC")(10%). In exchange for membership in the Association at the assigned participation, the members contributed capital in the form of cash and other assets, including rights to future insurance business written by international operations owned by the members. The legal ownership and insurance licenses of these international branches remain in the name of NHIC, NUF and AHAC. At the time of forming the Association, the member companies entered into an open-ended reinsurance agreement, cancelable with six months written notice by any member. The reinsurance agreement governs the insurance business pooled in the Association. As mentioned in note 2, the Company continues to follow the current practices relating to foreign branches and participation in the business of AIUOA by recording: (i) its net (after pooling) liability on such business as direct writings in its statutory financial statements, rather than recording gross direct writings with reinsurance cessions to the other pool members; (ii) its corresponding balance sheet position, excluding loss reserves, as a net equity interest in "Equities in underwriting pools and associations"; and (iii) loss reserves recorded on a gross basis. As of December 31, 2004, the Company's interest in AIUOA amounted to $502,165,000, gross of $590,582,183 in loss reserves.

     Additionally the Company holds 4.49% of the issued share capital of AIG Europe S.A. for the beneficial interest of the Association.

     The following tables summarizes the transactions by the Company with any affiliate that met the reporting threshold (more than half of 1% of admitted assets of the Company) in 2004 (excluding reinsurance and cost allocation transactions).

     2004                                                           Assets Received by Insurer      Assets Transferred by Insurer
     ----                                                        -------------------------------    -----------------------------
       Date of       Explanation of    Name of        Name of       Statement                          Statement
     Transaction       Transaction     Insurer       Affiliate        Value          Description         Value        Description
     03/03/2004         Dividend        AHAC           AIG       $             -         -          $    15,866,000     Cash
     06/03/2004         Dividend        AHAC           AIG       $             -         -          $    15,866,000     Cash
     09/03/2004         Dividend        AHAC           AIG       $             -         -          $    15,866,000     Cash
     12/03/2004         Dividend        AHAC           AIG       $             -         -          $    15,866,000     Cash

     The Company did not change its methods of establishing terms regarding any affiliate transactions during the year ended December 31, 2004.

     The Company has ownership interests in certain affiliated real estate holding companies. In the ordinary course of business, the Company utilizes the services of certain affiliated companies for data center systems and investment and claims management. These companies are AIG Data Center, Inc., AIG Global Investment Corporation, AI Recovery, Inc and AIG Domestic Claims, Inc., respectively. In 2004 the Company paid these affiliated companies fees of $24,421,174, $3,668,187, $3,101,504 and $114,334,588,
     respectively. Included in short-term investments and other invested assets are AIG managed money market fund and the domestic fund of $41,452,303 and $410,865 as of December 31, 2004.

     At December 31, 2004 the Company had the following balances receivable from its affiliates (excluding reinsurance transactions):

     Company                                                     2004
     -------                                               --------------
     AIG                                                   $  575,690,315
                                                           --------------
     Current federal and foreign income tax receivable     $  575,690,315
                                                           --------------

     During 2004, the Company sold $215,563,671 of premium receivables without recourse to AI Credit Corp. and recorded a loss of $2,834,347.

     The Company has issued guarantees whereby the Company unconditionally and irrevocably guarantees all present and future obligations and liabilities of any kind arising from the polices of insurance issued by the guaranteed companies. In exchange for annual guarantee fee, the guarantees are not expected to have a material effect upon the Company's surplus as the guaranteed companies have admitted assets in excess of policyholder liabilities. The Company believes that the likelihood of a payment under the guarantee is remote. These guarantees are provided to maintain the guaranteed company's rating status issued by the rating agencies. In the event of termination of a guarantee,

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

     obligations in effect or contracted for on the date of termination would remain covered until extinguished. The Company is a party to an agreement with AIG whereby AIG has agreed to make any payments due under the guarantees in the place and stead of the Company.

     The following is a list of guarantees in effect as of December 31, 2004.

     (in thousands)                                       Guarantee     Policyholder        Invested     Estimated      Policyholder
     Guaranteed Company                                     Issued      Obligations          Assets         Loss          Surplus
     ------------------                                   ----------   --------------   --------------   ----------   --------------
     AIG Hawaii Ins. Co., Inc.                            11/05/1997   $       98,718   $      153,383   $        -   $       60,052
     AIG Czech Republic posjistovna, a.s.                 08/01/2003           15,666           16,520            -           15,239
     AIG Europe S.A.                                      09/15/1998          676,756          851,031            -          870,020
     AIG Europe (Netherlands)                             09/20/2004          348,562           88,446            -          122,581
     AIG Mexico Seguros Interamericana, S.A. de C.V.      12/15/1997           75,696            8,519            -           75,259
     Landmark Insurance Company, Limited                  03/02/1998          375,323          224,850            -           51,687
     American General Life and Accident Ins. Co.          03/03/2003        7,446,053        8,572,671            -          602,213
     American General Life                                03/03/2003       18,781,087       21,488,480            -        2,176,470
     The United States Life Ins. Co. of the City of N Y   03/03/2003        2,866,352        3,348,197            -          422,660
     The Variable Annuity Life Insurance Company          03/03/2003       29,119,869       32,873,519            -        3,005,475
     AIG Edison Life Insurance Company                    08/29/2003        9,199,762       20,305,850            -          658,146
     American International Insurance Company             11/05/1997          285,253          684,164            -          284,328
     American International Insurance Company of Calif    12/15/1997           94,590           46,635            -           17,619
     American International Insurance Company of NJ       12/15/1997          165,466           41,935            -           24,978
     Minnesota Insurance Company                          12/15/1997           40,039           49,205            -           16,519
     AIG SunAmerica Life Assurance Company*               01/04/1999        5,137,351        6,590,567            -          836,490
     First SunAmerica Life Insurance Company *            01/04/1999        3,011,941        3,242,573            -          258,706
     SunAmerica Life Insurance Company *                  01/04/1999       45,124,182       67,186,999            -        5,008,984
     Lloyds Syndicate 1414                                12/15/2004          571,000          689,000            -          143,000
                                                                       --------------   --------------   ----------   --------------
       Total                                                           $  123,433,666   $  166,462,544   $        -   $   14,650,421
                                                                       --------------   --------------   ----------   --------------


*    The guaranteed Company is also backed by a support agreement issued by AIG.

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

     Changes in the Company's equity in the following affiliates are included in "Change in net unrealized capital gains."

     (in thousands)                                                                                    2004
                                                                                                      Equity
     Company                                            Ownership     Cost 2004      Equity 2004      Change
     -----------------------------------------------------------------------------------------------------------
     Common stock:
     -------------
     AIG Hawaii Insurance Company, Inc.                   100.00%    $     10,000    $     62,419   $      6,162
     AIG Non Life Holding Company (Japan), Inc.           100.00%         124,477         268,674         91,085
     American International Realty Corp.                   31.47%          29,581          27,280         (5,614)
     Eastgreen, Inc.                                       13.97%          12,804          13,580            537
     Pine Street Real Estate Holdings Corp.                31.47%           5,445          21,342            915
     Pine Street I Holdings LLC                             5.70%               -               -        (14,779)
     AIG Mexico Industrial, I.L.L.C.                       49.00%          36,720          36,720           (171)
     Americana International Life Insurance Company        22.48%          70,387         136,406         12,940
     American International Insurance Company              25.00%          25,000          75,714         37,473
     AIG Claim Services, Inc.                              50.00%          48,962          56,529         24,402
     AIG Technical Services, Inc.                          50.00%               -               -        (23,409)
     Transatlantic Holdings, Inc.                          34.00%          34,055       1,043,765        (47,437)
     21st Century Insurance Group                          16.69%         240,667         148,402         (1,637)
                                                                     ------------    ------------   ------------
     Total                                                           $    638,098    $  1,890,831   $     80,467
                                                                     ------------    ------------   ------------

     The remaining equity interest in these equities, except for 21st Century Insurance Group and Transatlantic Holdings, Inc is owned by other affiliated companies, which are wholly owned by the Parent.

     From time to time the Company may own investments in partnerships across various other AIG affiliated entities with a combined ownership percentage greater than 10%.

5.   Pension Plans and Deferred Compensation

     Employees of AIG, the ultimate holding company, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

     AIG's U.S. retirement plan is a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974. All employees of AIG and most of its subsidiaries and affiliates who are regularly employed in the United States, including certain U.S. citizens employed abroad on a U.S. dollar payroll, and who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with five or more years of service is entitled to pension

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

     benefits beginning at normal retirement at age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations.

     The employees may elect certain options with respect to their receipt of their pension benefits including a joint and survivor annuity. An employee with 10 or more years of service may retire early from age 55 to 64. An early retirement factor is applied resulting in a reduced benefit. If an employee terminates with less than five years of service, such employees forfeit their right to receive any pension benefits accumulated thus far.

     Annual funding requirements are determined based on the "projected unit credit" cost method which attributes a pro rata portion of the total projected benefit payable at normal retirement to each year of credited service.

     The AIG projected benefit obligation was $2,750 million at December 31, 2004. Plan assets were $2,247 million at the same date. The assumptions with respect to the discount rates and the average rate of increases in future compensation levels used in determining the actuarial present value of the projected benefit obligation for this plan at December 31, 2004 was
     5.75 percent for the discount rate and 4.25 percent for the average rate of increase in future compensation levels at December 31, 2004.

     The expected long term rate of return on plan assets was 8.25 percent at December 31, 2004. The Company's share of net expense for the qualified pension plan was $9.8 million at December 31, 2004.

     AIG is the Plan Sponsor of the pension and post retirement and benefit plans and is ultimately responsible for the conduct of the plans. The Company is only obligated to the extent of their allocation of expenses from these plans.

     Deferred Compensation Plan

     Some of the Company's officers and key employees are participants in AIG's stock option plans of 1991 and 1999. Details of these plans are published in AIG's 2004 Annual Report on Form 10-K. The Parent company is currently bearing the cost of these stock options and certain other deferred compensation programs.

     Postretirement Benefit Plans

     AIG's US postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of 10 years of service. Retirees and their dependents who were 65 by May 1, 1989 participate in the medical plan at no cost. Employees who retired after May 1, 1989 and or prior to January 1, 1993 pay the active employee premium if under age 65 and 50% of the active employee premium if over age 65. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination and a lifetime maximum benefit of $2 million. The maximum life insurance benefit prior to age 70 is $32,500, with a maximum $25,000 thereafter.

     Effective January 1, 1993 both plans' provisions were amended. Employees who retire after January 1, 1993 are required to pay the actual cost of the medical insurance benefit premium reduced by a credit which is based upon years of service at retirement. The life insurance benefit varies by age at retirement from $5,000 for retirement at ages 55 through 59 and $10,000 for retirement at ages 60 through 64 and $15,000 from retirement at ages 65 and over.

     Assumptions associated with the accrued post retirement benefit liability at December 31, 2004 are as follows:

                                                     2004
                                                     -----
     Discount rate                                    5.75%
     Average salary rate increase                     4.25%
     Medical trend rate year 1 *                     10.00%
     Medical trend rate year 6 and over *             5.00%

* The medical trend rate grades downward from years 1 through 6. The trend rate remains level thereafter.

     The postretirement benefit obligations and amounts recognized in AIG's consolidated balance sheet as of December 31, 2004 was $243 million. These obligations are not funded currently.

     The medical trend rate assumptions have a significant effect on the amounts reported. Increasing each trend rate by 1 percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 2004 by approximately $3.3 million and the aggregate service and interest cost components of the periodic postretirement benefit costs for 2004 by approximately $0.2 million.

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

     Decreasing each trend rate by 1 percent in each year would decrease the accumulated postretirement benefit obligation as of December 31, 2004 by approximately $3.0 million and the aggregate service and interest cost components of the periodic postretirement benefit costs for 2004 by approximately $0.2 million.

     The Company's share of other postretirement benefit plans was $127.3 thousand for 2004. Postretirement calculations are based principally on the formula described in AIG Retirement Plan document.

     Post-employment Benefits and Compensated Absences

     AIG provides certain benefits provided to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently; other expenses are provided for currently. Such expenses include medical and life insurance continuation and COBRA medical subsidies.

6.   Investments

     The actual fair market value priced by Interactive Data Corp., a third party rating source, for the below listed securities as of December 31, 2004 was $8,233,574,000. The amortized cost and NAIC market values of investments in debt securities at December 31, 2004 was as follows:

     (in thousands)
     --------------
                                                                                       Gross        Gross          NAIC
                                                                      Amortized     Unrealized   Unrealized       Market
                                                                        Cost           Gains       Losses         Value
                                                                    -------------   ----------   ----------   -------------
     2004
     Debt securities:
     U.S. governments:                                              $     409,872   $    2,471   $    3,542   $     408,801
     All other governments:                                               696,857        4,848          377         701,328
     States, territories and possessions:                               1,495,488       31,687        2,075       1,525,100
     Political subdivisions of states, territories and
      possessions:                                                      1,218,335       33,096        1,324       1,250,107
     Special revenue & special assessment obligation and
      all non-guaranteed obligations of agencies and authorities
      of government and their political subdivisions:                   3,642,185      137,274        3,314       3,776,145
     Public utilities:                                                     33,300          776           46          34,030
     Industrial & miscellaneous:                                          498,547       15,663          170         514,040
                                                                    -------------   ----------   ----------   -------------
     Total debt securities:                                         $   7,994,584   $  225,815   $   10,848   $   8,209,551
                                                                    -------------   ----------   ----------   -------------

     The amortized cost and NAIC market values of debt securities at December 31, 2004, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

     (in thousands)
     --------------
                                                 Amortized          NAIC
                                                   Cost         Market Value
                                                -----------    -------------
     Due in one year or less                    $   645,776    $     699,528
     Due after one year through five years          548,675          554,970
     Due after five years through ten years       1,695,997        1,715,243
     Due after ten years                          4,931,680        5,060,819
     Mortgage-backed securities                     172,456          178,991
                                                -----------    -------------
     Total                                     $  7,994,584    $   8,209,551
                                               ============    =============

     Proceeds from sales of investments in debt securities during 2004 was $2,197,876,104. Gross gains of $15,434,053 and gross losses of $20,959,625 were realized on those sales in 2004.

     Securities carried at amortized cost of $1,882,606,415 were deposited with regulatory authorities as required by law at December 31, 2004.

     Proceeds from sales of equity investments amounted to $2,307,027,792 in 2004. Gross gains of $121,647,744, and gross losses of $84,827,137, were realized on those sales in 2004. Net unrealized appreciation of equity investments, including affiliates, at December 31, 2004 included gross unrealized gains of $1,692,148,901 and gross unrealized losses of $116,834,853.

     In 2004, the Company reported the following write downs on its investment in joint ventures and partnerships due to an other than temporary decline in fair value.

     Advanced Technology Ventures VI         $    3,444,136
     Sprout Capital IX                            3,403,470
     Advance Technology Ventures VII              2,452,176
     Items Less Than $1 Million                     633,657
                                             --------------
     Total                                   $    9,933,439
                                             --------------

     As of December 31, 2004 securities with a market value of $122,878,063 were on loan. The Company receives as collateral 102% of the market value of domestic transactions and 105% for cross-border transactions. Securities lent, under the Securities Lending Agreement, are under exclusive control of the Company. Pursuant to the Securities Agency Lending Agreement, AIG Global Securities Lending Corporation, a Delaware registered company, maintains responsibility for the investment and control of such collateral. Therefore, no additional disclosures are required to be reported for these transactions.

     Included in "Net investment income earned" are investment expenses of $110,329,451 for 2004.

     Aging of the pre-tax unrealized losses with respect to debt securities including the number of respective items is as follows:

     (in thousands)
     --------------
                                                                           Gross
                                                           Amortized     Unrealized   Number of
     2004                                                     Cost         Loss       Securities
     ----                                                -------------   ----------   ----------
     Less than six months                                $     196,932   $      434           49
     More than six months but less than nine months            869,782        4,882           85
     More than nine months but less than twelve months         147,699        1,193           11
     Twelve months or greater                                  426,685        4,339           36
                                                         -------------   ----------   ----------
     Total                                               $   1,641,098   $   10,848          181
                                                         -------------   ----------   ----------

     The Company plans to hold its securities until the gross unrealized losses are recovered.

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

7.   Reinsurance

     In the ordinary course of business, the Company reinsures certain risks with affiliates and other companies. Such arrangements serve to limit the Company's maximum loss on catastrophes, large and unusually hazardous risks. To the extent that any reinsuring company might be unable to meet its obligations, the Company would be liable for its respective participation in such defaulted amounts. The Company purchased catastrophe excess of loss reinsurance covers protecting its net exposures from an excessive loss arising from property insurance losses and excessive losses in the event of a catastrophe under workers' compensation contracts issued without limit of loss.

     As of December 31, 2004 the Company has reinsurance recoverables in dispute of $76,202,000.

     Reserves for unearned premiums and paid and unpaid losses and loss adjustment expenses, including those incurred but not reported to the Company, have been reduced for reinsurance ceded as follows:

     (in thousands)
     --------------
                                Unearned Premium         Paid Losses and            Unpaid Losses and
                                    Reserves         Loss Adjustment Expenses   Loss Adjustment Expenses
                               ------------------    ------------------------   ------------------------
     2004
     Affiliates                $        3,314,793    $                 (4,950)  $             12,392,072
     Non-Affiliates                       467,677                     250,942                  2,844,971
                               ------------------    ------------------------   ------------------------
     Total                     $        3,782,470    $                245,992   $             15,237,043
                               ------------------    ------------------------   ------------------------

     Net premiums written and earned comprise the following:

     (in thousands)
     --------------
                                                    Written         Earned
                                                 ------------   ------------
     2004
     Direct business                             $  6,125,467   $  5,785,036
     Reinsurance assumed
       Affiliates                                  11,048,099     10,535,993
       Non-Affiliates                                  20,449         21,525
                                                 ------------   ------------
     Reinsurance ceded
       Affiliates                                   8,878,722      8,379,091
       Non-Affiliates                               1,325,462      1,440,719
                                                 ------------   ------------
     Net premiums                                $  6,989,831   $  6,522,744
                                                 ------------   ------------

     Reinsurance Accounted for as a Deposit

     The Company has entered into several reinsurance agreements, both treaty and facultative, which were determined to be of a deposit type nature. At the inception of the agreements, the Company recorded initial deposit assets of $2,100,303,082 and initial deposit liabilities of $(558,125,427). As of December 31, 2004, the Company had a remaining deposit asset of $1,772,153,819, after taking into account interest income of $106,939,323, loss recoveries of $443,864,894 and additional deposits of $8,776,308, and a remaining deposit liability of (465,475,220) after taking into account interest expense of $(36,813,398), loss payouts of $99,531,370 and amortization of margin of $45,282,487 and additional deposit liabilities of $(15,350,252). As of December 31, 2004 the non-admitted portion of deposit accounting assets was $133,437,339.

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

     The following unsecured reinsurance recoverables exceeded 3% of the capital and surplus of the Company at December 31, 2004:

      (in thousands)

                    NAIC
     Federal ID    Company
       Number       Code                        Reinsurer                           Amount
     -----------------------------------------------------------------------------------------
     Affiliates                                                                 $   14,143,984
                                                                                --------------
     Non-Affiliates

     13-3029255     39322     GENERAL SECURITY NATIONAL                                 21,704
     75-1444207     30058     SCOR REINSURANCE COMPANY                                 111,886
     AA-3190433               COMMERCIAL RISK REINSURANCE CO. LTD.                          16
     AA-1320276               SCOR                                                         104
     AA-1560745               SCOR CANADA REINSURANCE COMPANY                              954
                              SCOR RE ASIA-PACIFIC PTE LTD.                                 53
     AA-1320276               SCOR SA                                                      644
     AA-1121300               SCOR UK COMPANY LTD.                                         401
                                                                                --------------
                              Total SCOR Reinsurance Group                      $      135,762
                                                                                --------------

     13-4924125     10227     AMERICAN RE-INSURANCE COMPANY                            119,853
     58-0828824     66346     MUNICH AMERICAN REASSURANCE                                   37
     AA-1120697               GREAT LAKES REINSURANCE (UK) PLC.                            449
     AA-1340165               MUNCHENER RUCKVERSICHERUNGS GESELLSCHAFT                  10,583
     AA-1560600               MUNICH RE OF CANADA                                        1,293
     AA-1931000               MUNICH REINS CO OF AUSTRALASIA LTD                         1,156
     AA-1120011               MUNICH REINS                                                   -
     AA-1460100               NEW REINSURANCE COMPANY                                        -
                                                                                --------------
                              Total Munich Re Group                             $      133,371
                                                                                --------------

     AA-1126002               LLOYDS 0002                                                1,016
     AA-1126033               LLOYDS 0033                                                    -
     AA-1126040               LLOYDS 0040                                                  211
     AA-1126047               LLOYDS 0047                                                  220
     AA-1126051               LLOYDS 0051                                                  267
     AA-1126052               LLOYDS 0052                                                  120
     AA-1126053               LLOYDS 0053                                                5,732
     AA-1126055               LLOYDS 0055                                                   53
     AA-1126062               LLOYDS 0062                                                   41
     AA-1126079               LLOYDS 0079                                                2,292
     AA-1126102               LLOYDS 0102                                                  163
     AA-1126112               LLOYDS 0112                                                   99
     AA-1126138               LLOYDS 0138                                                  132
     AA-1126183               LLOYDS 0183                                                1,405
     AA-1126187               LLOYDS 0187                                                   35
     AA-1126190               LLOYDS 0190                                                5,927
     AA-1126205               LLOYDS 0205                                                1,066
     AA-1126219               LLOYDS 0219                                                  768

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

     AA-1126227               LLOYDS 0227                                                  202
     AA-1126250               LLOYDS 0250                                                  146
     AA-1126270               LLOYDS 0270                                                  237
     AA-1126282               LLOYDS 0282                                                  975
     AA-1126314               LLOYDS 0314                                                  134
     AA-1126318               LLOYDS 0318                                                1,652
     AA-1126329               LLOYDS 0329                                                  159
     AA-1126340               LLOYDS 0340                                                   31
     AA-1126362               LLOYDS 0362                                                  467
     AA-1126375               LLOYDS 0375                                                  232
     AA-1126376               LLOYDS 0376                                                1,631
     AA-1126382               LLOYDS 0382                                                  270
     AA-1126386               LLOYDS 0386                                                  105
     AA-1126435               LLOYDS 0435                                                2,370
     AA-1126456               LLOYDS 0456                                                  298
     AA-1126457               LLOYDS 0457                                                  367
     AA-1126483               LLOYDS 0483                                                   45
     AA-1126484               LLOYDS 0484                                                   31
     AA-1126488               LLOYDS 0488                                                  676
     AA-1126490               LLOYDS 0490                                                   68
     AA-1126507               LLOYDS 0507                                                  521
     AA-1126510               LLOYDS 0510                                                4,519
     AA-1126529               LLOYDS 0529                                                  200
     AA-1126535               LLOYDS 0535                                                  197
     AA-1126557               LLOYDS 0557                                                  251
     AA-1126566               LLOYDS 0566                                                  671
     AA-1126570               LLOYDS 0570                                                  636
     AA-1126575               LLOYDS 0575                                                   85
     AA-1126582               LLOYDS 0582                                                  124
     AA-1126588               LLOYDS 0588                                                  281
     AA-1126609               LLOYDS 0609                                                  587
     AA-1126623               LLOYDS 0623                                                  896
     AA-1126625               LLOYDS 0625                                                   46
     AA-1126626               LLOYDS 0626                                                   29
     AA-1126672               LLOYDS 0672                                                1,980
     AA-1126683               LLOYDS 0683                                                  205
     AA-1126727               LLOYDS 0727                                                  423
     AA-1126735               LLOYDS 0735                                                  149
     AA-1126741               LLOYDS 0741                                                  177
     AA-1126744               LLOYDS 0744                                                  142
     AA-1126780               LLOYDS 0780                                                  866
     AA-1126800               LLOYDS 0800                                                1,730
     AA-1126807               LLOYDS 0807                                                   16
     AA-1126824               LLOYDS 0824                                                3,734
     AA-1126839               LLOYDS 0839                                                2,475
     AA-1126861               LLOYDS 0861                                                  973
     AA-1126947               LLOYDS 0947                                                   49
     AA-1126957               LLOYDS 0957                                                  120
     AA-1126958               LLOYDS 0958                                                1,651
     AA-1126959               LLOYDS 0959                                                  156
     AA-1126960               LLOYDS 0960                                                   61
     AA-1126990               LLOYDS 0990                                                  350

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

     AA-1126991               LLOYDS 0991                                                  289
     AA-1126994               LLOYDS 0994                                                  118
     AA-1127003               LLOYDS 1003                                                5,644
     AA-1127007               LLOYDS 1007                                                  496
     AA-1127009               LLOYDS 1009                                                1,633
     AA-1127023               LLOYDS 1023                                                   50
     AA-1127027               LLOYDS 1027                                                  124
     AA-1127036               LLOYDS 1036                                                  131
     AA-1127047               LLOYDS 1047                                                  508
     AA-1127069               LLOYDS 1069                                                   87
     AA-1127084               LLOYDS 1084                                                1,839
     AA-1127096               LLOYDS 1096                                                  242
     AA-1127101               LLOYDS 1101                                                  120
     AA-1127141               LLOYDS 1141                                                  119
     AA-1127173               LLOYDS 1173                                                1,199
     AA-1127183               LLOYDS 1183                                                  698
     AA-1127185               LLOYDS 1185                                                   71
     AA-1127200               LLOYDS 1200                                                  222
     AA-1127205               LLOYDS 1205                                                   40
     AA-1127206               LLOYDS 1206                                                  210
     AA-1127207               LLOYDS 1207                                                  432
     AA-1127208               LLOYDS 1208                                                   32
     AA-1127209               LLOYDS 1209                                                  993
     AA-1127212               LLOYDS 1212                                                4,621
     AA-1127215               LLOYDS 1215                                                1,408
     AA-1127218               LLOYDS 1218                                                  488
     AA-1127221               LLOYDS 1221                                                  588
     AA-1127223               LLOYDS 1223                                                   45
     AA-1127224               LLOYDS 1224                                                  143
     AA-1127225               LLOYDS 1225                                                  245
     AA-1127227               LLOYDS 1227                                                1,668
     AA-1127234               LLOYDS 1234                                                   38
     AA-1127236               LLOYDS 1236                                                   33
     AA-1127239               LLOYDS 1239                                                   80
     AA-1127241               LLOYDS 1241                                                1,767
     AA-1127243               LLOYDS 1243                                                  703
     AA-1127245               LLOYDS 1245                                                  155
     AA-1127265               LLOYDS 1265                                                    4
     AA-1127301               LLOYDS 1301                                                   82
     AA-1127308               LLOYDS 1308                                                   29
     AA-1127411               LLOYDS 1411                                                  128
     AA-1127688               LLOYDS 1688                                                  176
     AA-1127861               LLOYDS 1861                                                2,026
     AA-1127900               LLOYDS 1900                                                  930
     AA-1128000               LLOYDS 2000                                                  657
     AA-1128001               LLOYDS 2001                                                8,453
     AA-1128002               LLOYDS 2002                                                   76
     AA-1128003               LLOYDS 2003                                               18,500
     AA-1128010               LLOYDS 2010                                                  718
     AA-1128011               LLOYDS 2011                                                1,085
     AA-1128020               LLOYDS 2020                                               12,168
     AA-1128027               LLOYDS 2027                                                1,766
     AA-1128121               LLOYDS 2121                                                    -
     AA-1128147               LLOYDS 2147                                                  219
     AA-1128183               LLOYDS 2183                                                  124
     AA-1128241               LLOYDS 2241                                                  239

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

     AA-1128323               LLOYDS 2323                                                   83
     AA-1128376               LLOYDS 2376                                                  228
     AA-1128488               LLOYDS 2488                                                2,869
     AA-1128591               LLOYDS 2591                                                  693
     AA-1128623               LLOYDS 2623                                                  422
     AA-1128724               LLOYDS 2724                                                  101
     AA-1128741               LLOYDS 2741                                                   98
     AA-1128791               LLOYDS 2791                                                5,092
     AA-1128987               LLOYDS 2987                                                2,791
     AA-1129000               LLOYDS 3000                                                  689
     AA-1129030               LLOYDS 3030                                                  242
     AA-1126004               LLOYDS 4444                                                    -
     AA-1126003               LLOYDS 5000                                                  966
     AA-1122000               LLOYD'S UNDERWRITERS                                      61,972
     AA-1128020               WELLINGTON U/W FOR LLOYDS 2020                                 3
     AA-1128468               LLOYDS 2468                                                   27
     AA-1129210               LLOYDS 3210                                                1,057
                                                                                --------------
                              Total Lloyds Underwriters and Syndicates          $      205,934
                                                                                --------------

     06-0839705    82627      SWISS RE LIFE & HEALTH AMERICA INC.                            -
     06-0839705    82627      SWISS RE LIFE & HEALTH AMERICA INC.                        7,105
     13-1675535    25364      SWISS REINSURANCE AMERICA CORP                           184,140
     AA-1460045               EUROPEAN REINSURANCE COMPANY OF ZURICH                        12
     AA-1120950               MERCANTILE & GENERAL REINSURANCE CO. LTD.                      -
     AA-1121405               SR INTERNATIONAL BUSINESS INSURANCE CO. LTD.                 189
     AA-1340045               SWISS RE - GERMANY                                         2,723
     AA-1930040               SWISS RE AUSTRALIA BRANCH                                  3,743
     AA-1360240               SWISS RE ITALIA SPA                                            -
     AA-1121400               SWISS REINSURANCE CO. (UK) LTD.                              541
     AA-1560160               SWISS REINSURANCE COMPANY CANADA                           1,384
     AA-1460155               SWISS REINSURANCE COMPANY                                      -
     AA-1460146               SWISS REINSURANCE COMPANY                                  3,535
                                                                                --------------
                              Total Swiss Re Group                              $      203,372
                                                                                --------------


     06-0949141    33197      COLOGNE REINSURANCE CO OF AMERICA                          1,218
     75-1588101    35882      GEICO GENERAL INS CO                                         451
     13-2572994    86258      GENERAL & COLOGNE LIFE RE OF AMERICA                       2,427
     13-2673100    22039      GENERAL REINSURANCE CORPORATION                          180,047
     13-1958482    11967      GENERAL STAR NATIONAL INSURANCE CO                         2,333
     06-1024360    38962      GENESIS INSURANCE COMPANY                                      -
     47-0355979    20087      NATIONAL INDEMNITY COMPANY                                45,349
     75-1670124    38318      REPUBLIC INSURANCE COMPANY                                 1,698
     13-2953213    36048      UNIONE ITALIANA REINS CO OF AMERICA                          460
     06-0876629    37362      GENERAL STAR INDEMNITY                                         9
                              BERKSHIRE HATHAWAY INTERNATIONAL                             319
     AA-1340003               EUROPA RUCKVERSICHERUNGS AG.                                   -
     AA-1120363               FARADAY REINSURANCE CO. LTD.                                 933
     AA-1930285               GENERAL AND COLOGNE RE AUS (NEW ZEALAND BRANCH)               88
     AA-1220070               GENERAL COLOGNE RE RUCKVERS-AG, WIEN                         270
     AA-1930285               GENERAL RE AUSTRALIA LTD                                     797
     AA-1120668               GENERAL RE UK LTD                                            154
     AA-1340145               KOLNISCHE RUCKVERSICHERUNGS GESELLSCHAFT                      68
                                                                                --------------
                              Total Berkshire Hathaway Group                    $      236,621
                                                                                --------------
                              Total Non-Affiliates                              $      915,061
                                                                                --------------
                                Total                                           $   15,059,044
                                                                                ==============

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

     Reinsurance Assumed and Ceded

     The maximum amount of return commission which would have been due reinsurers if all of the Company's reinsurance had been cancelled as of December 31, 2004 with the return of the unearned premium reserve is as follows:

                           Assumed Reinsurance         Ceded Reinsurance                  Net
                        ------------------------   ------------------------   --------------------------
                          Premium     Commission      Premium    Commission     Premium      Commission
     (in thousands)       Reserves      Equity       Reserves      Equity       Reserves       Equity
     Affiliated         $ 5,283,256   $  672,080   $ 3,314,793   $  398,922   $  1,968,463   $  273,158
     Non Affiliated           6,117          778       467,677       56,283   $   (461,560)     (55,505)
                        -----------   ----------   -----------   ----------   ------------   ----------
     Total              $ 5,289,373   $  672,858   $ 3,782,470   $  455,205   $  1,506,903   $  217,653
                        -----------   ----------   -----------   ----------   ------------   ----------

     The Company reported in its 2004 underwriting results $61,922,748 of statutory loss comprised of premiums earned of $(8,314,944) and losses incurred of $53,607,804 as a result of commutations with the following reinsurers:

     Company                                         Amount
     -------                                     ---------------
     Farm Bureau Mutual                          $       634,281
     Providence Washington                              (17,272)
     TIG Insurance Co.                                 (869,936)
     Aviabel S.A.                                        274,100
     Royal and Sun Alliance PLC                          234,088
     CX Reinsurance                                    4,273,740
     SCOR Re                                          21,276,221
     AXA Corporate Solutions                           3,474,997
     AXA Albingia                                      5,837,110
     National Indemnity Co.                            2,670,601
     General Re Corp.                                 16,089,880
     Trenwick America                                    583,625
     Cottrell Syndicate                                 (66,993)
     Converium Reins.                                  7,528,306
                                                 ---------------
     Total                                       $    61,922,748
                                                 ---------------

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

                                                                  Assumed              Ceded
                                                              ---------------    ---------------
     Retroactive Reinsurance for the year ended December 31, 2004 a  Reserves Transferred:
     1) Initial Reserves                                      $   216,347,022    $   157,334,919
     2) adjustments - prior year(s)                                         -                  -
     3) adjustments - current year                               (181,238,187)       (51,367,218)
                                                              ---------------    ---------------
     4) current total                                         $    35,108,835    $   105,967,701
                                                              ---------------    ---------------

     b  Consideration Paid or Received:
     1) Initial Reserves                                      $   194,940,000    $   276,436,985
     2) adjustments - prior year(s)                                         -                  -
     3) adjustments - current year                               (180,000,000)       (18,038,159)
                                                              ---------------    ---------------
     4) current total                                         $    14,940,000    $   258,398,826
                                                              ---------------    ---------------

     c  Paid Loss Reimbursed or Recovered:
     1) prior year(s)                                         $     1,431,885    $   296,392,127
     2) current year                                                1,780,466         29,567,178
                                                              ---------------    ---------------
     3) current total                                         $     3,212,351    $   325,959,305
                                                              ---------------    ---------------

     d  Special Surplus from Retroactive Reinsurance:
     1) initial surplus gain or loss                          $             -    $    47,558,663
     2) adjustments - prior year(s)                                         -                  -
     3) adjustments - current year                                          -         34,019,179
                                                              ---------------    ---------------
     4) current year restricted surplus                                     -         81,577,842
                                                              ---------------    ---------------
     5) cumulative total transferred to unassigned funds      $             -    $     1,805,141
                                                              ---------------    ---------------

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

     All cedents and reinsurers involved in all transactions included in summary totals above: (in thousands)

        Code               Company                                       Assumed          Ceded
     ----------   --------------------------------                    -------------   --------------
     AA-1320035   AXA RE                                              $           -   $    1,010,036
       19453      TRANSRECO                                                       -        1,046,700
     AA-3194128   ALLIED WORLD ASSURANCE CO. LTD                                  -            9,276
     AA-3194126   ARCH REINSURANCE LTD.                                           -           18,552
     AA-3194130   ENDURANCE SPECIALTY INSURANCE                                   -          169,141
     AA-1121425   MARKEL INTL INSURANCE CO LTD.                                   -          130,422
       39845      EMPLOYERS REINSURANCE CO                                        -          111,902
       10357      PLATINUM UNDERWRITERS REINSURA                                  -           75,294
       23043      LIBERTY MUTUAL                                                  -           51,855
       22977      LUMBERMENS MUTUAL CASUALTY CO                                   -          172,826
       42439      TOA RE INS CO OF AMERICA                                        -          220,239
     AA-1121366   SPHERE DRAKE INSURANCE LTD                                      -            4,272
     AA-1340099   ALLIANZ MARINE & AVIATION VERS                                  -           48,188
       30058      SCOR REINS. CO.                                                 -           14,815
     AA-3190800   ALEA (BERMUDA) LTD.                                             -          247,686
     AA-1120355   CX REINSURANCE COMPANY LTD.                                     -          345,653
     AA-1340125   HANNOVER RUCKVERSICHERUNGS AG.                                  -          315,165
       19895      ATLANTIC MUTUAL INS. CO.                                        -           12,599
     AA-1930320   GORDIAN RUNOFF LTD.                                             -           47,405
     AA-1320105   COMPAGNIE TRANSCONTINENTALE DE                                  -            3,161
     AA-1340085   E&S RUCKVERSICHERUNGS AG                                        -            5,057
     AA-1340255   WURTTEMBURGISCHE VERSICHERUNG,                                  -          143,753
     AA-1120440   COPENHAGEN REINSURANCE (U.K.)                                   -            2,850
     AA-1120140   ALLIANZ CORNHILL INS PLC                                        -          152,894
     AA-1121400   SWISS REINSURANCE CO. (UK) LTD                                  -          114,670
     AA-1460080   HELVETIA, COMPAGNIE SUISSE D'A                                  -          123,217
     AA-1460025   LA BALOISE INS. CO. LTD.                                        -           61,268
       10103      AMERICAN AGRICULTURAL INS. CO.                                  -           28,846
       10227      AMERICAN REINSURANCE                                            -          149,413
       24767      ST. PAUL F&M-MN.                                                -          596,521
       25070      CLEARWATER INS. CO                                              -          186,608
     AA-1340218   TELA VERSICHERUNG AKT.                                          -           42,755
       22969      GE REINSURANCE CORP.                                            -           77,820
     AA-1120512   GE SPECIALTY                                                    -            8,583
       25364      SWISS RE AMERICA CORP.                                          -        1,663,382
       20443      CONTINENTAL CASUALTY COMPANY                                    -          157,361
       13021      UNITED FIRE & CASUALTY COMPANY                                  -            1,596
     AA-1120481   QBE INT'L INS LTD                                               -           91,477
     AA-1560483   HANNOVER RE-CANADA                                              -          285,264
     AA-3190256   LYNDON PROPERTY INS. CO.                                        -          262,666
       10048      HYUNDAI M & F INS CO (US BR)                                    -            2,394
     AA-1126002   LLOYDS 0002                                                     -          152,894
     AA-1126033   LLOYDS 0033                                                     -            1,422
     AA-1126040   LLOYDS 0040                                                     -            2,850
     AA-1126079   LLOYDS 0079                                                     -           14,278
     AA-1126112   LLOYDS 0112                                                     -            4,284
     AA-1126122   LLOYDS 0122                                                     -            2,850
     AA-1126183   LLOYDS 0183                                                     -            5,714

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

     AA-1126205   LLOYDS 0205                                                     -           60,351
     AA-1126376   LLOYDS 0376                                                     -            2,850
     AA-1126483   LLOYDS 0483                                                     -            4,284
     AA-1126484   LLOYDS 0484                                                     -            2,136
     AA-1126535   LLOYDS 0535                                                     -           90,536
     AA-1126957   LLOYDS 0957                                                     -           80,158
     AA-1126990   LLOYDS 0990                                                     -           30,887
     AA-1126991   LLOYDS 0991                                                     -            2,850
     AA-1127003   LLOYDS 1003                                                     -            4,284
     AA-1127047   LLOYDS 1047                                                     -            1,422
     AA-1127212   LLOYDS 1212                                                     -          184,638
     AA-1127215   LLOYDS 1215                                                     -            2,850
     AA-1127221   LLOYDS 1221                                                     -           90,536
     AA-1128488   LLOYDS 2488                                                     -          201,255
     AA-1126034   LLOYDS 0034                                                     -           11,416
     AA-1128001   LLOYDS 2001                                                     -           45,869
     AA-1127241   LLOYDS 1241                                                     -          230,005
       82627      SWISS RE LIFE & HEALTH AMERICA                                  -          329,391
       31089      REPUBLIC WESTERN INS CO                                         -            3,990
       38776      FOLKSAMERICA REINSURANCE CO.                                    -          224,413
       36552      AXA CORPORATE SOLUTIONS                                         -           29,945
       39322      GENERAL SECURITY NATIONAL                                       -          231,626
       34894      TRENWICK AMERICA RE                                             -          197,048
       32603      BERKLEY INS CO                                                  -           74,706
     AA-1320035   AXA RE                                                          -          128,186
     AA-1120126   ALEA LONDON LTD.                                                -           76,448
       39675      PMA CAPITAL INS CO                                              -          149,413
     AA-1560745   SCOR CANADA REINSURANCE COMPAN                                  -          368,694
       42439      TOA-RE INS CO.                                                  -          244,381
     AA-1340090   GE FRANKONA RUCKVERSICHERUNGS                                   -           13,960
     AA-3190529   GAI INS CO. LTD.                                                -          128,015
       23680      ODYSSEY AMER RE CORP.                                           -        1,130,478
     AA-3190005   AMERICAN INTERNATIONAL REINS. CO., LTD.                         -       60,988,320
       15032      GUIDEONE MUTUAL INS. CO.                               10,676,730                -
     AA-3191086   ASTRO LTD.                                                      -          629,737
       10535      ALASKA SCHOOLS INS. CO.                                         -           42,875
     AA-3160040   DBB INSURANCE CO. LTD.                                          -          176,271
         -        UPINSCO INC.                                                    -        3,225,796
         -        P.E.G. REINSURANCE CO.                                          -       27,014,844
         -        BUILDERS INS. CO., LTD.                                         -          137,439
       19399      AIU INSURANCE CO.                                       1,017,636          977,522
       19380      AMERICAN HOME ASSURANCE CO.                             4,842,225                -
       19445      NATIONAL UNION INS. CO. OF PITTSBURGH, PA.             18,572,244                -
                                                                      -------------   --------------
                  Total                                               $  35,108,835   $  105,967,700
                                                                      =============   ==============

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

8.   Capital and Surplus and Dividend Restrictions

     Under New York law the Company may pay cash dividends only from earned surplus determined on a statutory basis. Further, the Company is restricted (on the basis of the lower of 10% of the Company's statutory surplus as of December 31, 2004, or 100% of the Company's adjusted net investment income for the preceding 36 month period ending December 31, 2004) as to the amount of dividends it may declare or pay in any twelve-month period without the prior approval of the Insurance Department of the State of New York. At December 31, 2004, the maximum dividend payments, which may be made without prior approval during 2005, is approximately $339,364,318. Within the limitations noted above, there are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to stockholders. There were no restrictions placed on the Company's surplus including for whom the surplus is being held. There is no stock held by the Company for any special purpose.

     The portion of unassigned funds (surplus) at December 31, 2004 represented or reduced by each item below is as follows:

     (a) Unrealized gains and losses     $ 1,570,673,421
     (b) Non-admitted asset values       $  (812,118,702)
     (c) Separate account business       $             -
     (d) Assets valuation reserves       $             -
     (e) Provision for reinsurance       $  (376,737,564)

     The Company has 1,758,158 shares authorized, 1,695,054 shares issued and outstanding of common stock with a par value per share of $15. The Company has no preferred stock outstanding.

9.   Other Items

     September 11, 2001 Events

     In 2004, the gross losses recognized as a result of September 11 events for the Company were $(23,965,836) of which $(18,758,541) are recovered or recoverable. Thus, the net incurred is $(5,207,295). All contingencies and unpaid claims or losses resulting from the September 11 events have been recognized in the financial statements. The Company does not expect any unrecognized contingencies or unpaid claims or losses to impact the financial statements in the near term. The Company does not believe it is subject to any unusual risk concentrations.

     As of December 31, 2004 the amount of reserve credit recorded for high deductibles on unpaid claims was $3.2 billion and the amount billed and recoverable on paid claims was $367.2 million, of which $21 million was non-admitted.

     The Company underwrites a significant concentration of its direct business with brokers.

     Guaranty fund receivables represent payments to various state insolvency funds which are recoupable against future premium tax payments in the respective states. Various states allow insurance companies to recoup assessments over a period of five to ten years.

     The Company's percentage of direct policyholder dividend participating policies is 0.05%. Policyholder dividends are accounted for on an incurred basis and the amount of policyholder dividends was $532,291 in 2004.

     The following balances comprise "Other Assets" in the accompanying Statement of Admitted Assets.

                                                         2004
                                                    --------------
     Guaranty funds receivable or on deposit        $   18,705,671
     Loss funds on deposit                              84,258,451
     Outstanding loss drafts                           277,641,408
     Accrued recoverables                                5,963,040
     Servicing carrier receivable                        6,453,194
     Other                                             (21,116,448)
                                                    --------------
     Other assets                                   $  371,905,316
                                                    --------------

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

     The Company routinely assesses the collectibility of its receivable balances and has established reserves for potential uncollectible premiums receivable due from agents' and reinsurance recoverable balances. The Company has established reserves of $103.9 million to cover any potential uncollectible balance, which are reported as a contra asset within "Other Assets" in the accompanying Statement of Admitted Assets.

10.  Contingencies

     Legal Proceedings:

     The Company is involved in various legal proceedings incident to the operation of its business. Such proceedings include claims litigation in the normal course of business involving disputed interpretations of policy coverage. Other proceedings in the normal course of business include allegations of underwriting errors or omissions, bad faith in the handling of insurance claims, employment claims, regulatory activity, and disputes relating to the Company's business ventures and investments.

     Other legal proceedings include the following:

     AIG, National Union Fire Insurance Company of Pittsburgh, Pa. (National Union), and American International Specialty Lines Insurance Company (AISLIC) have been named defendants (the AIG Defendants) in two putative class actions in state court in Alabama that arise out of the 1999 settlement of class and derivative litigation involving Caremark Rx, Inc. (Caremark). An excess policy issued by a subsidiary of AIG with respect to the 1999 litigation was expressly stated to be without limit of liability. In the current actions, plaintiffs allege that the judge approving the 1999 settlement was misled as to the extent of available insurance coverage and would not have approved the settlement had he known of the existence and/or unlimited nature of the excess policy. They further allege that the AIG Defendants and Caremark are liable for fraud and suppression for misrepresenting and/or concealing the nature and extent of coverage. In their complaint, plaintiffs request compensatory damages for the 1999 class in the amount of $3.2 billion, plus punitive damages. The AIG Defendants deny the allegations of fraud and suppression and have asserted, inter alia, that information concerning the excess policy was publicly disclosed months prior to the approval of the settlement. The AIG Defendants further assert that the current claims are barred by the statute of limitations and that plaintiffs' assertions that the statute was tolled cannot stand against the public disclosure of the excess coverage. Plaintiffs, in turn, have asserted that the disclosure was insufficient to inform them of the nature of the coverage and did not start the running of the statute of limitations. On January 28, 2005, the Alabama trial court determined that one of the current actions may proceed as a class action on behalf of the 1999 classes that were allegedly defrauded by the settlement. The AIG Defendants, and Caremark are seeking appellate relief from the Alabama Supreme Court. The AIG Defendants cannot now estimate either the likelihood of their prevailing in these actions, or the potential damages in the event liability is determined.

     On September 2, 2005 AIG sued Robert Plan Corporation, the agency, which services the Personal Lines Pool assigned risk business alleging the misappropriation of funds and other violations related to contractual arrangements. On September 27, 2005, Robert Plan Corporation countersued AIG for $370 million in disgorged profits and $500 million of punitive damages. Subsequently, the Company was named as a plaintiff in this case. The Company believes this lawsuit is without merit and intends to defend it vigorously.

     On October 14, 2004, the Office of the Attorney General of the State of New York (NYAG) brought a lawsuit challenging certain insurance brokerage practices related to contingent commissions. Neither AIG nor any of its subsidiaries is a defendant in that action, although two employees of the Company pleaded guilty in connection with the NYAG's investigation in October 2004 and two additional employees of the Company pleaded guilty in February 2005. AIG and the Company have cooperated, and will continue to cooperate, in the investigation. Regulators from several additional states have commenced investigations into the same matters, and the Company expects there will be additional investigations as well.

     In February 2005, AIG received subpoenas from the NYAG and the SEC relating to investigations into the use of non-traditional insurance products and certain assumed reinsurance transactions and AIG's accounting for such transactions. The United States Department of Justice and various state regulators are also investigating related issues. AIG and the Company have cooperated, and will continue to cooperate, in producing documents and other information in response to the subpoenas.

     A number of lawsuits have been filed regarding the subject matter of the investigations of insurance brokerage practices, including derivative actions, individual actions and class actions under the federal securities laws, Racketeer Influenced and Corrupt Organizations Act (RICO), Employee Retirement Income Security Act (ERISA) and state common and corporate laws in both federal and state courts.

     Between October 19, 2004 and August 1, 2005, AIG or its subsidiaries, including the Company, were named as a defendant in thirteen complaints that were filed in federal court and two that were originally filed in state court (Massachusetts and Florida) and removed to federal court. These cases generally allege that AIG and its subsidiaries violated federal and various state antitrust laws, as well as federal RICO laws, various state deceptive and unfair practice laws and certain state laws governing fiduciary duties. The alleged basis of these claims is that there was a conspiracy between insurance companies and insurance brokers with regard to the bidding practices for insurance coverage in certain sectors of the insurance industry. The Judicial Panel on Multidistrict Litigation entered an order consolidating most of these cases and transferring them to the United States District Court for the District of New Jersey. The remainder of these cases are in the process of being transferred to the District of New Jersey. On August 1, 2005, the plaintiffs in the multidistrict litigation filed a First Consolidated Amended

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

     Commercial Class Action Complaint which names AIG, the Company, and the following additional AIG subsidiaries as defendants: AIU Insurance Company, National Union, AISLIC, American International Insurance Company, Birmingham Fire Insurance Company of Pennsylvania, Commerce and Industry Insurance Company, Lexington Insurance Company, National Union Fire Insurance Company of Louisiana, New Hampshire Insurance Company, The Hartford Steam Boiler Inspection and Insurance Company, and The Insurance Company of the State of Pennsylvania. Also on August 1, 2005, AIG, the Company, and AIG Life Insurance Company were named as defendants in a First Consolidated Amended Employee Benefits Complaint filed in the District of New Jersey that adds claims under ERISA. In addition, two complaints were filed against AIG, and AIG and Lexington Insurance Company, respectively, in Massachusetts state court, and one complaint was filed against AIG in Florida state court, making claims similar to those in the federal cases above.

     Various federal and state regulatory agencies are reviewing certain other transactions and practices of AIG and its subsidiaries, including the Company, in connection with industry-wide and other inquiries. It is possible that additional civil or regulatory proceedings will be filed.

     Various actions have been brought against AIG arising out of the liability of certain AIG subsidiaries, including the Company, for taxes, assessments, and surcharges for policies of workers compensation insurance written between 1985 and 1996.

     On May 18, 2005, the Office of Insurance Regulation (the OIR) of the State of Florida issued an Order (the Order) notifying 43 insurers within the AIG holding company system, including the Company, which are either authorized insurers or eligible surplus lines insurers in the State of Florida (the AIG Insurers) of an investigation to be made of the AIG Insurers. The Order requires the AIG Insurers to provide certain information about, and take certain steps with respect to, the "improper or inappropriate transactions" referenced in the March 30, 2005 and May 1, 2005 AIG press releases referenced in and attached to the Order. The Order cites several provisions of the Florida laws, including Section 624.404(3)(a) of the Florida Statutes which prohibits the continuance of authority to transact insurance in the State of Florida to any insurer the management, officers, or directors of which are found to be, among other things, untrustworthy. The Order was amended on June 10, 2005 to state that a number of the AIG Insurers, based on representations they made to the OIR, have complied with the Order. The amended Order also granted the remaining AIG Insurers an extension of 90 days, until September 6, 2005, to complete their response to certain aspects of the Order and provide the OIR with certain other requested information. On September 6, 2005, the OIR agreed that the Order would be again amended to grant the remaining AIG Insurers a further extension of 90 days, until December 5, 2005, in which to complete their response. The OIR indicated that this further extension is warranted in light of the continuing cooperation of the AIG Insurers with the OIR's investigation. A draft amended Order memorializing the extension is presently pending execution.

     AIG is also subject to various legal proceedings which have been disclosed in AIG's periodic filings under the Securities Exchange Act of 1934, as amended, in which the Company is not named as a party, but whose outcome may nonetheless adversely affect the Company's financial condition or results of operation.

     The Company cannot predict the outcome of the matters described above, estimate the potential costs related to these matters, or determine whether other AIG subsidiaries, including the Company, would have exposure to proceedings in which they are not named parties by virtue of their participation in an inter-company pooling arrangement and, accordingly, no reserve is being established in the Company's financial statements at this time. In the opinion of management, the Company's ultimate liability for the matters referred to above is not likely to have a material adverse effect on the Company's financial condition, although it is possible that the effect would be material to the Company's results of operations for an individual reporting period.

     Other Matters:

     The Company continues to receive indemnity claims asserting injuries from toxic waste, hazardous substances, asbestos and other environmental pollutants and alleged damages to cover the clean-up costs of hazardous waste dump sites (environmental claims). Estimation of environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques. Environmental claims development is affected by factors such as inconsistent court resolutions, the broadening of the intent of policies and scope of coverage and increasing number of new claims. The Company and other industry members have and will continue to litigate the broadening judicial interpretation of policy coverage and the liability issues. If the courts continue in the future to expand the intent of the policies and the scope of the coverage, as they have in the past, additional liabilities would emerge for amounts in excess of reserves held. This emergence cannot now be reasonably estimated, but could have a material impact on the Company's future operating results or financial position.

     The Company's environmental exposure arises from the sale of general liability, products liability or commercial multi peril liability insurance, or by assumption of reinsurance within these lines of business.

     The Company tries to estimate the full impact of the asbestos and environmental exposure by establishing full case basis reserves on all known losses and establishes bulk reserves for incurred but not reported losses (IBNR) and loss adjustment expenses based on management's judgment after reviewing all the available loss, exposure, and other information.

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

     The Company's asbestos related losses and loss adjustment expenses (case &
     IBNR) are as follows:

     (in thousands)
     --------------
                                                                         2004
                                                                      ----------
     Gross of Ceded Reinsurance:
       Beginning reserves                                             $  290,476
       Incurred losses and loss adjustment expenses                      570,279
       Calendar year payments for losses and loss adjustment expense      77,549
                                                                      ----------
       Ending reserves                                                $  783,206
                                                                      ==========
     Net of Ceded Reinsurance:
       Beginning reserves                                             $  103,263
       Incurred losses and loss adjustment expenses                      275,687
       Calendar year payments for losses and loss adjustment expense      30,688
                                                                      ----------
       Ending reserves                                                $  348,262
                                                                      ==========

     The Company's environmental related losses and loss adjustment expenses (case & IBNR) are as follows:

     (in thousands)
     --------------
                                                                         2004
                                                                      ----------
     Gross of Ceded Reinsurance:
       Beginning reserves                                             $  194,043
       Incurred losses and loss adjustment expenses                      111,080
       Calendar year payments for losses and loss adjustment expense      41,607
                                                                      ----------
       Ending reserves                                                $  263,516
                                                                      ==========
     Net of Ceded Reinsurance:
       Beginning reserves                                             $   80,833
       Incurred losses and loss adjustment expenses                       82,751
       Calendar year payments for losses and loss adjustment expense      21,559
                                                                      ----------
       Ending reserves                                                $  142,025
                                                                      ==========

     Management believes that the reserves carried for the asbestos and environmental claims at December 31, 2004 are adequate as they are based on known facts and current law. AIG continues to receive claims asserting injuries from toxic waste, hazardous substances, and other environmental pollutants and alleged damages to cover the cleanup costs of hazardous waste dump sites (hereinafter collectively referred to as environmental claims) and indemnity claims asserting injuries from asbestos. Estimation of asbestos and environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques.

     In the ordinary course of business, the Company enters into structured settlements to settle certain claims. Structured settlements involve the purchase of an annuity to fund future claim obligations. In the event the life insurers supplying the annuity on certain structured settlements, are unable to meet their obligations, the Company would be liable for the payments of benefits. The Company has never incurred a loss and there has been no default by any of the life insurers included in the transactions. Management believes that based on the financial strength of the life insurers involved the likelihood of a loss is remote. Certain annuities are purchased from affiliates of the Company.

     Loss Reserves Eliminated By Annuities    Unrecorded Loss Contingencies

                 $665,100,000                          $649,400,000

     As part of its private equity portfolio investment, as of December 31, 2004 the Company may be called upon for an additional capital investment of up to $319.3 million. The Company expects only a small portion will be called during 2005.

                         American Home Assurance Company
        Notes to Statutory Basis Financial Statements for the year ended
                                December 31, 2004

11.  Liability for Unpaid Losses and Loss Adjustment Expenses

     Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

(in thousands)
     --------------
                                                              2004
                                                         -------------
     Net Balance at January 1                            $  13,824,608
       Less reinsurance recoverable                          7,436,153
                                                         -------------
                                                             6,388,455

     Incurred related to:
       Current year                                          4,654,796
       Prior years                                           1,702,614
                                                         -------------
     Total incurred                                          6,357,410
                                                         -------------
     Paid related to:
       Current year                                            933,937
       Prior years                                           2,454,129
                                                         -------------
    Total paid                                               3,388,066
                                                         -------------

     Net Balance at December 31                              9,357,799
       Plus unpaid losses and LAE recoverable                6,094,528
                                                         -------------
                                                         $  15,452,327
                                                         =============

     Due to SSAP No. 3 "Correction of an Error", the incurred figures do not agree with the company financial statement (underwriting and investment exhibit). The figures are presented in accordance with the Company's Schedule P treatment.

     Estimated ultimate incurred losses and loss adjustment expenses attributable to insured events of prior years has increased by $868,784,000 in calendar years 2004. This increase was generally the result of actual loss emergence in the 2004 as well as ongoing analysis of recent loss development trends.

     Unpaid losses and loss adjustment expenses have been reduced by anticipated salvage and subrogation in the amount of approximately $161,123,000 at December 31, 2004.

12.  Subsequent Events (Unaudited)

     In late August 2005, a category 4 hurricane, Katrina hit the central gulf coast area and New Orleans, Louisiana. The Company has estimated its potential pre-tax loss exposure for Hurricane Katrina, including cost of reinstatements to be $60.3 million.

     On October 15, 2005, the Company entered into a Capital Maintenance Agreement (CMA) with its ultimate Parent, AIG. The CMA requires a capital contribution to the Company in the event its 2004 surplus drops below its currently filed level, or its RBC ratio drops below 200% of Authorized Control Level for 2004, each as determined by the Company's domiciliary regulator. The CMA expires 12 months after issuance. The Parent Company is currently considering an additional capital contribution.

                           PART C: OTHER INFORMATION

Item 26. Exhibits

(a)    Board of Directors Resolution.

       (1) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (1)

(b)    Custodian Agreements. Inapplicable.

(c)    Underwriting Contracts.

       (1) Distribution Agreement between American General Life Insurance Company and American General Equity Services Corporation, effective October 1, 2002. (26)

       (2)       Form of Selling Group Agreement. (27)

       (3) Schedule of Commissions (Incorporated by reference from the text included under the heading "Distribution of the Policies" in the Statement of Additional Information that is filed as part of this amended Registration Statement).

(d)    Contracts.

       (1) Specimen form of the "Platinum Investor(R) VIP" Flexible Premium Variable Universal Life Insurance Policy, Policy Form No. 05604. (Filed herewith)

       (2) Specimen form of Monthly Guarantee Premium Rider for First 20 Years, Form No. 04720. (25)

       (3) Specimen form of Monthly Guarantee Premium Rider to Age 100, Form No. 04700. (25)

       (4) Specimen form of Extension of Maturity Date Rider, Accumulation Value version, Form No. 99110. (29)

       (5) Specimen form of Extension of Maturity Date Rider, Death Benefit version, Form No. 99111. (29)

       (6) Specimen form of Guaranteed Minimum Withdrawal Benefit Rider, Form No. 05270. (32)

(e)    Applications.

       (1) Specimen form of Life Insurance Application - Part A, Form No. AGLC 100565-2003. (32)

       (2) Specimen form of Life Insurance Application - Part B, Form No. AGLC 100566-2003. (24)

       (3) Specimen form of Variable Universal Life Insurance Supplemental Application, Form No. AGLC101859-2005. (Filed herewith)

       (4) Form of Service Request Form, Form No. AGLC101947. (Filed herewith)

       (5) Form of Cash Disbursement Request Form, Form No. AGLC0109 Rev0904. (Filed herewith)

       (6) Form of Assignment Form, Form No. AGLC0205 Rev0904. (Filed herewith)

       (7) Form of Electronic Funds Authorization Form, Form No. AGLC0220 Rev0904. (Filed herewith)

       (8) Form of Name and Address Change Form, Form No. AGLC0222 Rev0904. (Filed herewith)

       (9) Form of Change of Ownership Form, Form No. AGLC0113 Rev0705. (Filed herewith)

       (10) Form of Cash Surrender Request Form, Form No. AGLC0112 Rev0403. (Filed herewith)

       (11) Form of Change of Beneficiary Form, Form No. AGLC0108 Rev0904. (Filed herewith)

       (12) Specimen form of Limited Temporary Life Insurance Application, Form No. AGLC101431-2005. (32)

       (13) Form of Reinstatement or Reduction of Premium Rate Application for Life Insurance Form, Form No. AGLC 100440-2002. (Filed herewith)

       (14) Form of In-Force Change Application Form, Form No. AGLC 100386-2002. (Filed herewith)

       (15) Form of Service Request Form, Form No. AGLC0107 0904. (Filed herewith)

(f)    Depositor's Certificate of Incorporation and By-Laws.

       (1) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (2)

       (2) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (5)

       (3) By-Laws of American General Life Insurance Company, restated as of June 8, 2005. (3)

(g)    Reinsurance Contracts. Inapplicable.

(h)    Participation Agreements.

       (1)(a) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (6)

       (1)(b) Form of Amendment Four to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (17)

       (1)(c) Form of Amendment Six to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (28)

       (1)(d) Form of Amendment Eight to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (25)

       (1)(e) Form of Amendment Nine to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (Filed herewith)

       (2)(a) Form of Participation Agreement by and among The Alger American Fund, American General Life Insurance Company and Fred Alger & Company, Incorporated. (16)

       (3)(a) Form of Shareholder Services Agreement by and between American General Life Insurance Company and American Century Investment Management, Inc. (15)

       (3)(b) Form of Amendment No. 2 to Shareholder Services Agreement by and between American General Life Insurance Company and American Century Investment Management, Inc. and American Century Investment Services, Inc. (31)

       (4)(a) Form of Participation Agreement by and between American General Life Insurance Company, Warburg Pincus Trust, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Securities, Inc. (19)

       (5)(a) Form of Participation Agreement Between American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (6)

       (5)(b) Amendment One to Participation Agreement by and among American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. dated December 1, 1998. (8)

       (6)(a) Form of Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (19)

       (6)(b) Form of Amendment No. 3 to the Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (16)

       (6)(c) Form of Amendment No. 5 to the Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (25)

       (6)(d) Form of Amendment No. 6 to the Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (Filed herewith)

       (7)(a) Form of Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (19)

       (7)(b) Form of Amendment No. 3 to the Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (16)

       (7)(c) Form of Amendment No. 5 to the Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (25)

       (8)(a) Form of Participation Agreement by and between Variable Insurance Products Fund III, Fidelity Distributors Corporation and American General Life Insurance Company. (16)

       (8)(b) Form of Amendment No. 2 to the Participation Agreement by and between Variable Insurance Products Fund III, Fidelity Distributors Corporation and American General Life Insurance Company. (25)

       (9)(a) Form of Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., dated as of October 1, 2002. (30)

       (9)(b) Form of Amendment to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., dated as of January 1, 2005. (25)

       (9)(c) Form of Amendment No. 2 to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., dated as of February 1, 2006. (Filed herewith)

       (10)(a) Form of Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (19)

       (10)(b) Form of Amendment No. 4 to Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (25)

       (10)(c) Form of Amendment No. 5 to Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (Filed herewith)

       (11)(a) Form of Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (6)

       (11)(b) Form of Amendment Five to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (19)

       (11)(c) Form of Amendment Ten to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (25)

       (11)(d) Form of Amendment Eleven to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (Filed herewith)

       (12)(a) Participation Agreement by and among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd LLP., Van Kampen American Capital Distributors, Inc., American General Life Insurance Company and American General Securities Incorporated. (9)

       (12)(b) Amendment Number 1 to Participation Agreement by and among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd LLP, Van Kampen American Capital Distributors, Inc., American General Life Insurance Company and American General Securities Incorporated. (11)

       (12)(c) Form of Amendment Seven to Participation Agreement among Morgan Stanley Universal Funds, Inc., Van Kampen American Capital Distributors, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd LLP, American General Life Insurance Company and American General Securities Incorporated. (17)

       (12)(d) Form of Amendment Ten to Participation Agreement among Morgan Stanley Universal Funds, Inc., Van Kampen American Capital Distributors, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd LLP, American General Life Insurance Company and American General Distributors, Inc. (23)

       (12)(e) Form of Amendment Twelve to Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Van Kampen Funds, Inc., The Universal Institutional Funds, Inc., and Morgan Stanley Investment Management, Inc. (25)

       (13)(a) Sales Agreement by and between American General Life Insurance Company, Neuberger & Berman Advisors Management Trust and Neuberger & Berman Management Incorporated. (15)

       (14)(a) Form of Assignment and Modification Agreement by and between Neuberger & Berman Management Incorporated and American General Life Insurance Company. (15)

       (15)(a) Form of Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. (21)

       (15)(b) Form of Amendment No. 1 to Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. (Filed herewith)

       (15)(c) Form of Amendment No. 2 to Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. (Filed herewith)

       (16)(a) Form of Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributor LLC. (19)

       (16)(b) Form of Amendment No. 1 to Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributor LLC. (Filed herewith)

       (17)(a) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (6)

       (18)(a) Form of Participation Agreement by and between SunAmerica Series Trust and American General Life Insurance Company. (20)

       (18)(b) Form of Addendum to Fund Participation Agreement For Class A Shares by and between SunAmerica Series Trust and American General Life Insurance Company. (31)

       (18)(c) Form of Amendment to Participation Agreement by and between SunAmerica Series Trust and American General Life Insurance Company, dated July 2, 2003. (25)

       (19)(a) Form of Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (10)

       (19)(b) Amendment One to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company dated as of July 21, 1998. (8)

       (19)(c) Form of Amendment Two to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (19)

       (19)(d) Form of Amendment Three to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (17)

       (19)(e) Form of Amendment Five to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (25)

       (19)(f) Form of Amendment Six to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (Filed herewith)

       (20)(a) Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (9)

       (20)(b) Amendment One to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (8)

       (20)(c) Form of Amendment Six to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Securities Incorporated. (17)

       (20)(d) Form of Amendment Nine to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Distributors, Inc. (23)

       (20)(e) Form of Amendment Ten to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Distributors, Inc. (25)

       (20)(f) Form of Amendment Eleven to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Distributors, Inc. (Filed herewith)

       (21)(a) Form of Participation Agreement by and between Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company. (19)

       (21)(b) Form of Amendment to Participation Agreement by and between Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company. (31)

       (21)(c) Form of Amendment to Participation Agreement by and between Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company. (Filed herewith)

       (22)(a) Form of Amended and Restated Administrative Services Agreement between American General Life Insurance Company and A I M Advisors, Inc. (31)

       (23)(a) Form of Service Agreement Class O between Fred Alger Management, Inc. and American General Life Insurance Company.
                 (16)

       (24)(a) Form of Administrative Services Agreement between American General Life Insurance Company and fund distributor. (5)

       (25)(a) Form of Administrative Services Agreement by and between American General Life Insurance Company and Credit Suisse Asset Management, LLC. (19)

       (26)(a) Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation. (4)

       (26)(b) Amendment to Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation effective as of December 1, 1998. (4)

       (27)(a) Form of Service Contract by and between Fidelity Distributors Corporation and American General Equity Services Corporation, effective October 1, 2002. (16)

       (28)(a) Form of Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and American General Life Insurance Company. (19)

       (29)(a) Form of Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, Inc., dated as of July 1, 1999. (12)

       (29)(b) Form of Amendment to Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, LLC, effective November 1, 2001. (22)

       (29)(c) Form of Amendment No. 3 to Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, LLC, dated as of July 30, 2004.
                 (30)

       (29)(d) Form of Amendment No. 4 to Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, LLC, dated as of January 1, 2005.
                 (25)

       (29)(e) Form of Amendment No. 5 to Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, LLC, dated as of January 1, 2005. (Filed herewith)

       (30)(a) Form of Distribution and Shareholder Services Agreement by and between Janus Distributors, Inc. and American General Life Insurance Company. (19)

       (31)(a) Form of Administrative Services Agreement between American General Life Insurance Company, Miller Anderson & Sherrard LLP and Morgan Stanley Dean Witter Investment Management Inc. (14)

       (31)(b) Form of Amendment No. 2 to Administrative Services Agreement between American General Life Insurance Company and Morgan Stanley Investment Management, Inc. (25)

       (32)(a) Form of Administrative Services Agreement by and between American General Life Insurance Company and Neuberger & Berman Management Incorporated. (15)

       (33)(a) Form of Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (21)

       (33)(b) Form of Amendment No. 1 to Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (Filed herewith)

       (33)(c) Form of Amendment No. 2 to Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (Filed herewith)

       (34)(a) Form of Services Agreement by and between American General Life Insurance Company and Pacific Investment Management, LLC.
                 (19)

       (35)(a) Form of PIMCO Variable Insurance Trust Services Agreement by and between American General Life Insurance Company and PIMCO Variable Insurance Trust. (19)

       (36)(a) Form of Administrative Services Agreement by and between SunAmerica Asset Management Corp. and American General Life Insurance Company. (20)

       (36)(b) Form of Amendment No. 2 to Administrative Services Agreement by and between AIG SunAmerica Asset Management Corp. and American General Life Insurance Company. (25)

       (36)(c) Form of Amendment No. 3 to Administrative Services Agreement by and between AIG SunAmerica Asset Management Corp. and American General Life Insurance Company. (Filed herewith)

       (37)(a) Form of Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company dated January 1, 2000 (21)

       (37)(b) Form of Amendment No. 1 to Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company, dated November 1, 2001. (18)

       (37)(c) Form of Amendment No. 4 to Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company. (25)

       (37)(d) Form of Amendment No. 5 to Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company. (Filed herewith)

       (38)(a) Form of Participation Agreement by and between American General Life Insurance Company and J.P. Morgan Series Trust II. (19)

       (38)(b) Form of Amendment No. 1 to Participation Agreement by and between American General Life Insurance Company and J.P. Morgan Series Trust II. (16)

       (39)(a) Form of Administrative Services Agreement by and between American General Life Insurance Company and JPMorgan Chase Bank, effective May 1, 2003. (16)

       (40)(a) Form of Indemnification Letter Agreement by and between J.P. Morgan Investment Management Inc. and American General Life Insurance Company. (31)

       (41)(a) Form of Participation Agreement by and Among Pioneer Variable Contracts Trust, American General Life Insurance Company, on its own Behalf and on Behalf of Each of the Segregated Asset Accounts, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (30)

       (41)(b) Form of Amendment No. 1 to Participation Agreement by and Among Pioneer Variable Contracts Trust, American General Life Insurance Company, on its own Behalf and on Behalf of Each of the Segregated Asset Accounts, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Filed herewith)

(i)    Administrative Contracts.

       (1) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies. (7)

       (2)(a) Form of Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company.
              (13)

       (2)(b) Form of Addendum No. 1 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated May 21, 1975. (13)

       (2)(c) Form of Addendum No. 2 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated September 23, 1975. (13)

       (2)(d) Form of Addendum No. 24 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated December 30, 1998. (13)

       (2)(e) Form of Addendum No. 28 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company and American General Life Companies, effective January 1, 2002. (13)

       (2)(f) Form of Addendum No. 30 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company and American General Life Companies, LLC, effective January 1, 2002. (13)

       (2)(g) Form of Addendum No. 32 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, American General Life Companies, LLC and American General Equity Services Corporation, effective May 1, 2004. (31)

(j)    Other Material Contracts.

       (1) General Guarantee Agreement from American Home Assurance Company on behalf of American General Life Insurance Company. (Filed herewith)

(k)    Legal Opinions.

       (1) Opinion and Consent of Lauren W. Jones, Esq., Deputy General Counsel of American General Life Companies, LLC. (Filed herewith)

       (2) Opinion and Consent of Sullivan & Cromwell LLP, Counsel to American Home Assurance Company. (Filed herewith)

(l)    Actuarial Opinion.

       (1) Opinion and Consent of American General Life Insurance Company's actuary. (Filed herewith)

(m)    Calculation. None

(n)    Other Opinions.

       (1) Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP. (Filed herewith)

(o)    Omitted Financial Statements. None

(p)    Initial Capital Agreements. None

(q)    Redeemability Exemption.

       (1)    Description of American General Life Insurance Company's
              Issuance, Transfer and Redemption Procedures for Variable Universal Life Insurance Policies Pursuant to Rule
              6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940. (31)

(r)    Powers of Attorney.

       (1) Power of Attorney with respect to Registration Statements and Amendments thereto signed by the directors and, where applicable, officers of American Home Assurance Company. (Filed herewith)

--------
(1) Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on December 18, 1997.

(2) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on October 16, 1991.

(3) Incorporated by reference to Post-Effective Amendment No. 11 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on August 12, 2005.

(4) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on January 15, 1999.

(5) Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on August 19, 1998.

(6) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on March 23, 1998.

(7) Incorporated by reference to Pre-Effective Amendment No. 23 to Form N-4 Registration Statement (File No. 033-44745) of American General Life Insurance Company Separate Account A filed on April 24, 1998.

(8) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on March 18, 1999.

(9) Incorporated by reference to Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on April 30, 1997.

(10) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on February 12, 1998.

(11) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on August 25, 1999.

(12) Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-87307) of American General Life Insurance Company Separate Account VL-R filed on October 10, 2000.

(13) Incorporated by reference to Post-Effective Amendment No. 8 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on May 3, 2004.

(14) Incorporated by reference to Post-Effective Amendment No. 18 to Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on April 12, 2000.

(15) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R filed on January 21, 2000.

(16) Incorporated by reference to Post-Effective Amendment No. 6 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2003.

(17) Incorporated by reference to Post-Effective Amendment No. 4 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on October 11, 2000.

(18) Incorporated by reference to Post-Effective Amendment No. 4 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on February 10, 2003.

(19) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on September 20, 2000.

(20) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on April 24, 2002.

(21) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-87307) of American General Life Insurance Company Separate Account VL-R filed on January 20, 2000.

(22) Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on December 3, 2001.

(23) Incorporated by reference to Post-Effective Amendment No. 3 to Form N-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on January 23, 2003.

(24) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-109613) of American General Life Insurance Company Separate Account VL-R filed on October 10, 2003.

(25) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-109206) of American General Life Insurance Company Separate Account D filed on December 17, 2003.

(26) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on November 8, 2002.

(27) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-102299) of American General Life Insurance Company Separate Account VUL-2 filed on December 31, 2002.

(28) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-103361) of American General Life Insurance Company Separate Account VL-R filed on February 21, 2003.

(29) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on August 18, 2004.

(30) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on December 2, 2004.

(31) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on May 2, 2005.

(32) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-129552) of American General Life Insurance Company Separate Account VL-R filed on November 8, 2005.

Item 27. Directors and Officers of the Depositor

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
---------------------------  -------------------------------------------------
Rodney O. Martin, Jr.        Director, Chairman of the Board of Directors,
2929 Allen Parkway           President and Chief Executive Officer
Houston, TX 77019

M. Bernard Aidinoff          Director
Sullivan and Cromwell
125 Broad Street
New York, NY 10004

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
---------------------------  --------------------------------------------------
David J. Dietz               Director and Chairman-Affluent & Corporate
830 Third Avenue             Markets Profit Center
New York, NY 10022

Mary Jane Fortin             Director, Executive Vice President and Chief
2929 Allen Parkway           Financial Officer
Houston, TX 77019

David L. Herzog              Director
70 Pine Street
New York, NY 10270

Richard A. Hollar            Director, President-Life Brokerage Profit Center
750 West Virginia Street     and Chief Executive Officer-Life Brokerage Profit
Milwaukee, WI 53204          Center

Royce G. Imhoff, II          Director, President-Affluent & Corporate Markets
2929 Allen Parkway           Profit Center and Chief Executive
Houston, TX 77019            Officer-Affluent & Corporate Markets Profit Center

Ernest T. Patrikis           Director
70 Pine Street
New York, NY 10270

Gary D. Reddick              Director, Executive Vice President and Chief
2929 Allen Parkway           Administrative Officer
Houston, TX 77019

Christopher J. Swift         Director
2929 Allen Parkway
Houston, TX 77019

James W. Weakley             Director, President-Group Benefits & Financial
2929 Allen Parkway           Institutions, and AIG Workplace Solutions Profit
Houston, TX 77019            Center and Chief Executive Officer-Group Benefits
                             & Financial Institutions, and Workplace Solutions
                             Profit Center

Thomas L. Booker             President-Annuity Profit Center
2727 Allen Parkway
Houston, TX 77019

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
---------------------------  -------------------------------------------------
Lawrence J. O'Brien          President-Agency Building Profit Center
2727 Allen Parkway
Houston, TX 77019

David R. Armstrong           Executive Vice President
3600 Route 66
Neptune, NJ 07754

Rebecca G. Campbell          Executive Vice President, Human Resources
2929 Allen Parkway
Houston, TX 77019

Steven D. Anderson           Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Stephen A. Appleyard         Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Erik A. Baden                Senior Vice President, SPIA
2727 Allen Parkway
Houston, TX 77019

Wayne A. Barnard             Senior Vice President, Illustration Actuary
2929 Allen Parkway
Houston, TX 77019

Robert M. Beuerlein          Senior Vice President and Chief Appointed Actuary
2727-A Allen Parkway
Houston, TX 77019

Jeffrey H. Carlson           Senior Vice President and Chief Information
2727 Allen Parkway           Officer
Houston, TX 77019

James A. Galli               Senior Vice President and Chief Business
830 Third Avenue             Development Officer
New York, NY 10022

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
---------------------------  -------------------------------------------------
William F. Guterding         Senior Vice President
830 Third Avenue
New York, NY 10022

Robert F. Herbert, Jr.       Senior Vice President, Treasurer and Controller
2727-A Allen Parkway
Houston, TX 77019

S. Douglas Israel            Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Kyle L. Jennings             Senior Vice President and General Counsel
2929 Allen Parkway
Houston, TX 77019

Althea R. Johnson            Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Glen D. Keller               Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Simon J. Leech               Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Kent D. Major                Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Mark R. McGuire              Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Laura W. Milazzo             Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
---------------------------  -------------------------------------------------
John W. Penko                Senior Vice President
2727 Allen Parkway
Houston, TX 77019

A. Hasan Qureshi             Senior Vice President
1 ALICO Plaza
600 King Street
Wilmington, DE 19801

Dennis H. Roberts            Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Richard C. Schuettner        Senior Vice President
750 West Virginia Street
Milwaukee, WI 53204

James P. Sennett             Senior Vice President
2727 Allen Parkway
Houston, TX 77019

James P. Steele              Senior Vice President
205 E. 10th Street
Amarillo, TX 79101

Robert E. Steele             Senior Vice President
205 E. 10th Street
Amarillo, TX 79101

Dan E. Trudan                Senior Vice President
750 West Virginia St.
Milwaukee, WI 53204

Frederic R. Yopps            Senior Vice President
750 West Virginia St.
Milwaukee, WI 53204

Steven E. Zimmerman          Senior Vice President and Medical Director
2727 Allen Parkway
Houston, TX 77019

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
---------------------------  -------------------------------------------------
Edward F. Bacon              Vice President
2727-A Allen Parkway
Houston, TX 77019

Joan M. Bartel               Vice President
2727 Allen Parkway
Houston, TX 77019

Paul Bell, III               Vice President
Walnut Glen Tower
8144 Walnut Hill Lane
Dallas, TX 75231

Michael B. Boesen            Vice President
2727-A Allen Parkway
Houston, TX 77019

James B. Brown               Vice President
2727 Allen Parkway
Houston, TX 77019

David W. Butterfield         Vice President
3600 Route 66
Neptune, NJ 07754

Michael Candy                Vice President
2929 Allen Parkway
Houston, TX 77019

Robert W. Chesner            Vice President
2929 Allen Parkway
Houston, TX 77019

Valerie A. Childrey          Vice President and Medical Director
750 West Virginia Street
Milwaukee, WI 53204

Mark E. Childs               Vice President
2727 Allen Parkway
Houston, TX 77019

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
---------------------------  -------------------------------------------------
Robert M. Cicchi             Vice President
2727 Allen Parkway
Houston, TX 77019

Steven A. Dmytrack           Vice President
2929 Allen Parkway
Houston, TX 77019

Elizabeth Dobbs              Vice President
2727 Allen Parkway
Houston, TX 77019

Douglas M. Donnenfield       Vice President
750 West Virginia Street
Milwaukee, WI 53204

Timothy M. Donovan           Vice President
2727 Allen Parkway
Houston, TX 77019

Farideh N. Farrokhi          Vice President and Assistant Secretary
2727-A Allen Parkway
Houston, TX 77019

Patrick Froze                Vice President
750 West Virginia Street
Milwaukee, WI 53204

Brad J. Gabel                Vice President
750 West Virginia Street
Milwaukee, WI 53204

Frederick J. Garland, Jr.    Vice President
2727 Allen Parkway
Houston, TX 77019

Lisa Gerhart                 Vice President
2727 Allen Parkway
Houston, TX 77019

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
---------------------------  -------------------------------------------------
Richard L. Gravette          Vice President and Assistant Treasurer
2727-A Allen Parkway
Houston, TX 77019

Kenneth J. Griesemer         Vice President
6363 Forest Park Road
Dallas, TX 75235

Daniel J. Gutenberger        Vice President and Medical Director
70 Pine Street
New York, NY 10270

Joel H. Hammer               Vice President
1 Chase Manhattan Place
New York, NY 10005

John Harmeling               Vice President
2929 Allen Parkway
Houston, Texas 77019

Craig H. Harrel              Vice President
2929 Allen Parkway
Houston, TX 77019

D. Leigh Harrington          Vice President
2727 Allen Parkway
Houston, TX 77019

Bradley Harris               Vice President
2727 Allen Parkway
Houston, TX 77019

Michael Harrison             Vice President, Annuity Product Management
2727 Allen Parkway
Houston, TX 77019

Neal C. Hasty                Vice President
6363 Forest Park Road
Dallas, TX 75235

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
---------------------------  -------------------------------------------------
Keith C. Honig               Vice President
1 SunAmerica Center
Los Angeles, CA 90067

Stephen D. Howard            Vice President
2929 Allen Parkway
Houston, TX 77019

Janna M. Hubble              Vice President
2929 Allen Parkway
Houston, TX 77019

Walter P. Irby               Vice President
2727 Allen Parkway
Houston, TX 77019

Sharla A. Jackson            Vice President
205 E. 10th Street
Amarillo, TX 79101

David S. Jorgensen           Vice President
2727-A Allen Parkway
Houston, TX 77019

Stephen C. Kennedy           Vice President
750 West Virginia Street
Milwaukee, WI 53204

Gary J. Kleinman             Vice President and Real Estate Investment Officer
1 Chase Manhattan Place
New York, NY 10005

Charles L. Levy              Vice President and Medical Director
2727 Allen Parkway
Houston, TX 77019

Linda Lewis                  Vice President
6363 Forest Park Road
Dallas, TX 75235

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
---------------------------  --------------------------------------------------
Robert J. Ley                Vice President
70 Pine Street
New York, NY 10270

Jerry L. Livers              Vice President
2727 Allen Parkway
Houston, TX 77019

Gwendolyn J. Mallett         Vice President
2727 Allen Parkway
Houston, TX 77019

W. Larry Mask                Vice President, Real Estate Investment Officer and
2727 Allen Parkway           Assistant Secretary
Houston, TX 77019

Gordon S. Massie             Vice President
2929 Allen Parkway
Houston, TX 77019

Melvin C. McFall             Vice President
2727 Allen Parkway
Houston, TX 77019

Richard D. McFarland         Vice President
2727 Allen Parkway
Houston, TX 77019

Beverly A. Meyer             Vice President
750 West Virginia Street
Milwaukee, WI 53204

Candace A. Michael           Vice President
2727 Allen Parkway
Houston, TX 77019

Anne K. Milio                Vice President
2727 Allen Parkway
Houston, TX 77019

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
---------------------------  --------------------------------------------------
Sylvia A. Miller             Vice President
#1 Franklin Square
Springfield, IL 62713

Alex N. Moral                Vice President
2727 Allen Parkway
Houston, TX 77019

Alberto Murguia              Vice President
2727 Allen Parkway
Houston, TX 77019

Michael R. Murphy            Vice President
750 West Virginia Street
Milwaukee, WI 53204

David W. Napoli              Vice President
2727 Allen Parkway
Houston, TX 77019

Carl T. Nichols              Vice President and Medical Director
205 E. 10th Street
Amarillo, TX 79101

Deanna D. Osmonson           Vice President and Chief Compliance Officer
2727 Allen Parkway
Houston, TX 77019

Rembert R. Owen, Jr.         Vice President, Real Estate Investment Officer and
2929 Allen Parkway           Assistant Secretary
Houston, TX 77019

Lori J. Payne                Vice President
2727 Allen Parkway
Houston, TX 77019

Kirsten M. Pedersen          Vice President
2929 Allen Parkway
Houston, TX 77019

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
---------------------------  -------------------------------------------------
Cathy A. Percival            Vice President and Medical Director
2727 Allen Parkway
Houston, TX 77019

Rodney E. Rishel             Vice President
American General Center
2000 American General Way
Brentwood, TN 37027

Terri Robbins                Vice President
175 Water Street
New York, NY 10038

Walter J. Rucecki, Jr.       Vice President
2929 Allen Parkway
Houston, TX 77019

Dale W. Sachtleben           Vice President
#1 Franklin Square
Springfield, IL 62713

Robert C. Sage               Vice President
2727 Allen Parkway
Houston, TX 77019

Kristin Sather               Vice President
1 Chase Manhattan Place
New York, NY 10005

Richard W. Scott             Vice President and Chief Investment Officer
2929 Allen Parkway
Houston, TX 77019

Tom L. Scott                 Vice President
2929 Allen Parkway
Houston, TX 77019

T. Clay Spires               Vice President and Tax Officer
2929 Allen Parkway
Houston, TX 77019

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
---------------------------  -------------------------------------------------
Gregory R. Thornton          Vice President
#1 Franklin Square
Springfield, IL 62713

Veronica Torralba            Vice President
2929 Allen Parkway
Houston, TX 77019

J. Alan Vale                 Vice President
2929 Allen Parkway
Houston, TX 77019

Christian D. Weiss           Vice President
#1 Franklin Square
Springfield, IL 62713

Timothy White                Vice President
2929 Allen Parkway
Houston, TX 77019

Cynthia P. Wieties           Vice President
2727 Allen Parkway
Houston, TX 77019

Bridgette Wilson             Vice President, New Business
#1 Franklin Square
Springfield, IL 62713

Elizabeth M. Tuck            Secretary
70 Pine Street
New York, NY 10270

Lauren W. Jones              Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). See footnotes to table below at end of Item 28. Table of subsidiaries of AIG can be found as Exhibit 21 in Form 10-K, SEC file number 001-08787, accession number 0000950123-06-003276, filed March 16, 2006.

                              SUBSIDIARIES OF AIG

                                                                           Percentage
                                                                           of Voting
                                                                           Securities
                                                          Jurisdiction of Owned by its
                                                           Incorporation   Immediate
                                                          or Organization Parent/(2)/
                                                          --------------- ------------
American International Group, Inc./(1)/..................       Delaware          /(3)/
   AIG Aviation, Inc.....................................        Georgia       100
   AIG Bulgaria Insurance and Reinsurance Company EAD....       Bulgaria       100
   AIG Capital Corporation...............................       Delaware       100
       AIG Consumer Finance Group, Inc...................       Delaware       100
          AIG Bank Polska S.A............................         Poland     97.23
          AIG Credit S.A.................................         Poland        80
          Compania Financiera Argentina S.A..............      Argentina      92.7
       AIG Finance Holdings, Inc.........................       New York       100
          AIG Finance (Hong Kong) Limited................      Hong Kong       100
       AIG Global Asset Management Holdings Corp.........       Delaware       100
          AIG Asset Management Services, Inc.............       Delaware       100
              Brazos Capital Management, L.P.............       Delaware        92
          AIG Capital Partners, Inc......................       Delaware       100
          AIG Equity Sales Corp..........................       New York       100
          AIG Global Investment Corp.....................     New Jersey       100
       International Lease Finance Corporation...........     California     64.85/(4)/
       AIG Global Real Estate Investment Corp............       Delaware       100
   AIG Credit Corp.......................................       Delaware       100
       A.I. Credit Corp..................................  New Hampshire       100
       Imperial Premium Finance, Inc.....................     California       100
       Imperial Premium Finance, Inc.....................       Delaware       100
   AIG Egypt Insurance Company, S.A.E....................          Egypt     89.98
   AIG Federal Savings Bank..............................       Delaware       100
   AIG Financial Advisor Services, Inc...................       Delaware       100
       AIG Financial Advisor Services (Europe), S.A......     Luxembourg       100
   AIG Financial Products Corp...........................       Delaware       100
       AIG Matched Funding Corp..........................       Delaware       100
       Banque AIG........................................         France        90/(5)/
   AIG Funding, Inc......................................       Delaware       100
   AIG Global Trade & Political Risk Insurance Company...     New Jersey       100
   A.I.G. Golden Insurance Ltd...........................         Israel     50.01
   AIG Life Insurance Company............................       Delaware        79/(6)/
   AIG Life Insurance Company of Canada..................         Canada       100
   AIG Life Insurance Company of Puerto Rico.............    Puerto Rico       100
   AIG Liquidity Corp....................................       Delaware       100

                              SUBSIDIARIES OF AIG

                                                                                              Percentage
                                                                                              of Voting
                                                                                              Securities
                                                                             Jurisdiction of Owned by its
                                                                              Incorporation   Immediate
                                                                             or Organization Parent/(2)/
                                                                             --------------- ------------
AIG Marketing, Inc..........................................................       Delaware       100
AIG Memsa, Inc..............................................................       Delaware       100/(7)/
   Tata AIG General Insurance Company Limited...............................          India        26
AIG Private Bank Ltd........................................................    Switzerland       100
AIG Retirement Services, Inc................................................       Delaware       100/(8)/
   SunAmerica Life Insurance Company........................................        Arizona       100
       SunAmerica Investments, Inc..........................................        Georgia        70/(9)/
          AIG Advisor Group, Inc............................................       Maryland       100
              Advantage Capital Corporation.................................       New York       100
              FSC Securities Corporation....................................       Delaware       100
              Royal Alliance Associates, Inc................................       Delaware       100
              Sentra Securities Corporation.................................     California       100
              Spelman & Co., Inc............................................     California       100
              SunAmerica Securities, Inc....................................       Delaware       100
          AIG SunAmerica Life Assurance Company.............................        Arizona       100/(10)/
              AIG SunAmerica Asset Management Corp..........................       Delaware       100
                 AIG SunAmerica Capital Services. Inc.......................       Delaware       100
          First SunAmerica Life Insurance Company...........................       New York       100
AIG Risk Management, Inc....................................................       New York       100
AIG Technologies, Inc.......................................................  New Hampshire       100
AIGTI, Inc..................................................................       Delaware       100
AIG Trading Group Inc.......................................................       Delaware       100
   AIG International, Inc...................................................       Delaware       100
AIU Insurance Company.......................................................       New York        52/(11)/
AIU North America, Inc......................................................       New York       100
American General Corporation................................................          Texas       100
   American General Bancassurance Services, Inc.............................       Illinois       100
   AGC Life Insurance Company...............................................       Missouri       100
       AIG Assurance Canada.................................................         Canada       100/(7)/
       AIG Life of Bermuda, Ltd.............................................        Bermuda       100
       American General Life and Accident Insurance Company.................      Tennessee       100
       American General Life Insurance Company..............................          Texas       100
          American General Annuity Service Corporation......................          Texas       100
          AIG Enterprise Services, LLC......................................       Delaware       100
          American General Equity Services Corporation......................       Delaware       100
          American General Life Companies, LLC..............................       Delaware       100
          The Variable Annuity Life Insurance Company.......................          Texas       100
              VALIC Retirement Services Company.............................          Texas       100
              VALIC Trust Company...........................................          Texas       100
       American General Property Insurance Company..........................      Tennessee     51.85/(12)/
          American General Property Insurance Company of Florida............        Florida       100
       AIG Annuity Insurance Company........................................          Texas       100
       The United States Life Insurance Company in the City of New York.....       New York       100
   American General Finance, Inc............................................        Indiana       100
       American General Auto Finance, Inc...................................       Delaware       100

                              SUBSIDIARIES OF AIG

                                                                                          Percentage
                                                                                          of Voting
                                                                                          Securities
                                                                         Jurisdiction of Owned by its
                                                                          Incorporation   Immediate
                                                                         or Organization Parent/(2)/
                                                                         --------------- ------------
       American General Finance Corporation.............................        Indiana       100
          MorEquity, Inc................................................         Nevada       100
              Wilmington Finance, Inc...................................       Delaware       100
          Merit Life Insurance Co.......................................        Indiana       100
          Yosemite Insurance Company....................................        Indiana       100
              CommoLoCo, Inc............................................    Puerto Rico       100
       American General Financial Services of Alabama, Inc..............        Alabama       100
   American General Investment Management Corporation...................       Delaware       100
   American General Realty Investment Corporation.......................          Texas       100
   American General Assurance Company...................................       Illinois       100
       American General Indemnity Company...............................       Illinois       100
       USLIFE Credit Life Insurance Company of Arizona..................        Arizona       100
   Knickerbocker Corporation............................................          Texas       100
American Home Assurance Company.........................................       New York       100
   AIG Domestic Claims, Inc.............................................       Delaware        50/(13)/
   AIG Hawaii Insurance Company, Inc....................................         Hawaii       100
       American Pacific Insurance Company, Inc..........................         Hawaii       100
   American International Insurance Company.............................       New York       100
       American International Insurance Company of California, Inc......     California       100
       American International Insurance Company of New Jersey...........     New Jersey       100
       Minnesota Insurance Company......................................      Minnesota       100
   American International Realty Corp...................................       Delaware      31.5/(14)/
   Pine Street Real Estate Holdings Corp................................  New Hampshire     31.47/(14)/
   Transatlantic Holdings, Inc..........................................       Delaware     33.45/(15)/
       Transatlantic Reinsurance Company................................       New York       100
          Putnam Reinsurance Company....................................       New York       100
          Trans Re Zurich...............................................    Switzerland       100
American International Insurance Company of Delaware....................       Delaware       100
American International Life Assurance Company of New York...............       New York     77.52/(16)/
American International Reinsurance Company, Ltd.........................        Bermuda       100
   AIG Edison Life Insurance Company....................................          Japan        90/(17)/
   American International Assurance Company, Limited....................      Hong Kong       100
   American International Assurance Company (Australia) Limited.........      Australia       100
   American International Assurance Company (Bermuda) Limited...........        Bermuda       100
       American International Assurance Co. (Vietnam) Limited...........        Vietnam       100
       Tata AIG Life Insurance Company Limited..........................          India        26
   Nan Shan Life Insurance Company, Ltd.................................         Taiwan        95
American International Underwriters Corporation.........................       New York       100
American International Underwriters Overseas, Ltd.......................        Bermuda       100
   AIG Europe (Ireland) Limited.........................................        Ireland       100
   AIG Europe (U.K.) Limited............................................        England       100
   AIG Brasil Companhia de Seguros......................................         Brazil        50
   Universal Insurance Co., Ltd.........................................       Thailand       100
   La Seguridad de Centroamerica, Compania de Seguros S.A...............      Guatemala       100
   La Meridional Compania Argentina de Seguros..........................      Argentina       100
   American International Insurance Company of Puerto Rico..............    Puerto Rico       100

                              SUBSIDIARIES OF AIG

                                                                                                       Percentage
                                                                                                       of Voting
                                                                                                       Securities
                                                                                      Jurisdiction of Owned by its
                                                                                       Incorporation   Immediate
                                                                                      or Organization Parent/(2)/
                                                                                      --------------- ------------
   A.I.G. Colombia Seguros Generales S.A.............................................      Colombia        100
   American International Underwriters GmBH..........................................       Germany        100
   Underwriters Adjustment Company, Inc..............................................        Panama        100
American Life Insurance Company......................................................      Delaware        100
   AIG Life (Bulgaria) Z.D. A.D......................................................      Bulgaria        100
   ALICO, S.A........................................................................        France        100
   First American Polish Life Insurance and Reinsurance Company, S.A.................        Poland        100
   Inversiones Interamericana S.A. (Chile)...........................................         Chile        100
   Pharaonic American Life Insurance Company.........................................         Egypt      71.63
   Unibanco AIG Seguros S.A..........................................................        Brazil      47.81/(18)/
AIG Life Insurance Company (Switzerland) Ltd.........................................   Switzerland        100
American Security Life Insurance Company, Ltd........................................  Lichtenstein        100
Birmingham Fire Insurance Company of Pennsylvania....................................  Pennsylvania        100
China America Insurance Company, Ltd.................................................      Delaware         50
Commerce and Industry Insurance Company..............................................      New York        100
Commerce and Industry Insurance Company of Canada....................................       Ontario        100
Delaware American Life Insurance Company.............................................      Delaware        100
Hawaii Insurance Consultants, Ltd....................................................        Hawaii        100
HSB Group, Inc.......................................................................      Delaware        100
   The Hartford Steam Boiler Inspection and Insurance Company........................   Connecticut        100
       The Hartford Steam Boiler Inspection and Insurance Company of Connecticut.....   Connecticut        100
       HSB Engineering Insurance Limited.............................................       England        100
          The Boiler Inspection and Insurance Company of Canada......................        Canada        100
The Insurance Company of the State of Pennsylvania...................................  Pennsylvania        100
Landmark Insurance Company...........................................................    California        100
Mt. Mansfield Company, Inc...........................................................       Vermont        100
National Union Fire Insurance Company of Pittsburgh, Pa..............................  Pennsylvania        100
   American International Specialty Lines Insurance Company..........................        Alaska         70/(19)/
   Lexington Insurance Company.......................................................      Delaware         70/(19)/
       AIG Centennial Insurance Company..............................................  Pennsylvania        100
          AIG Premier Insurance Company..............................................  Pennsylvania        100
              AIG Indemnity Insurance Company........................................  Pennsylvania        100
          AIG Preferred Insurance Company............................................  Pennsylvania        100
          AIG Auto Insurance Company of New Jersey...................................    New Jersey        100
       JI Accident & Fire Insurance Co. Ltd..........................................         Japan         50
   National Union Fire Insurance Company of Louisiana................................     Louisiana        100
   National Union Fire Insurance Company of Vermont..................................       Vermont        100
   21st Century Insurance Group......................................................    California      33.03/(20)/
       21st Century Insurance Company................................................    California        100
       21st Century Casualty Company.................................................    California        100
       21st Century Insurance Company of the Southwest...............................         Texas        100
   Starr Excess Liability Insurance Company, Ltd.....................................      Delaware        100
       Starr Excess Liability Insurance International Ltd............................       Ireland        100
NHIG Holding Corp....................................................................      Delaware        100
   Audubon Insurance Company.........................................................     Louisiana        100
       Audubon Indemnity Company.....................................................   Mississippi        100

                              SUBSIDIARIES OF AIG

                                                                                            Percentage
                                                                                            of Voting
                                                                                            Securities
                                                                           Jurisdiction of Owned by its
                                                                            Incorporation   Immediate
                                                                           or Organization Parent/(2)/
                                                                           --------------- ------------
       Agency Management Corporation......................................      Louisiana       100
          The Gulf Agency, Inc............................................        Alabama       100
   New Hampshire Insurance Company........................................   Pennsylvania       100
       AIG Europe, S.A....................................................         France          /(21)/
       AI Network Corporation.............................................       Delaware       100
       American International Pacific Insurance Company...................       Colorado       100
       American International South Insurance Company.....................   Pennsylvania       100
       Granite State Insurance Company....................................   Pennsylvania       100
       New Hampshire Indemnity Company, Inc...............................   Pennsylvania       100
          AIG National Insurance Company, Inc.............................       New York       100
       Illinois National Insurance Co.....................................       Illinois       100
       New Hampshire Insurance Services, Inc..............................  New Hampshire       100
   AIG Star Life Insurance Co., Ltd.......................................          Japan       100
The Philippine American Life and General Insurance Company................    Philippines     99.78
   Pacific Union Assurance Company........................................     California       100
   Philam Equitable Life Assurance Company, Inc...........................    Philippines     95.31
   Philam Insurance Company, Inc..........................................    Philippines       100
Risk Specialist Companies, Inc............................................       Delaware       100
United Guaranty Corporation............................................... North Carolina     36.3l/(22)/
   United Guaranty Insurance Company...................................... North Carolina       100
   United Guaranty Mortgage Insurance Company............................. North Carolina       100
   United Guaranty Mortgage Insurance Company of North Carolina........... North Carolina       100
   United Guaranty Partners Insurance Company.............................        Vermont        80
   United Guaranty Residential Insurance Company of North Carolina........ North Carolina       100
   United Guaranty Residential Insurance Company.......................... North Carolina     75.03/(23)/
       United Guaranty Commercial Insurance Company of North Carolina..... North Carolina       100
       United Guaranty Mortgage Indemnity Company......................... North Carolina       100
       United Guaranty Credit Insurance Company........................... North Carolina       100
   United Guaranty Services, Inc.......................................... North Carolina       100

--------
(1) All subsidiaries listed are consolidated in the financial statements of AIG as filed in its Form 10-K on March 16, 2006. Certain subsidiaries have been omitted from the tabulation. The omitted subsidiaries, when considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.
(2)  Percentages include directors' qualifying shares.
(3) The common stock is owned approximately 12.0 percent by Starr International Company, Inc., 1.8 percent by C.V. Starr & Co., Inc. and
     2.0 percent by The Starr Foundation.
(4) Also owned 35.15 percent by National Union Fire Insurance Company of Pittsburgh, Pa.
(5)  Also owned 10 percent by AIG Matched Funding Corp.
(6)  Also owned 21 percent by Commerce and Industry Insurance Company.
(7)  Indirect wholly-owned subsidiary.
(8)  Formerly known as AIG SunAmerica Inc.
(9)  Also owned 30 percent by AIG Retirement Services, Inc.
(10) Formerly known as Anchor National Life Insurance Company.

(11) Also owned eight percent by The Insurance Company of the State of Pennsylvania, 32 percent by National Union Fire Insurance Company of Pittsburgh, Pa. and eight percent by Birmingham Fire Insurance Company of Pennsylvania.
(12) Also owned 48.15 percent by American General Life and Accident Insurance Company.
(13) Also owned 50 percent by The Insurance Company of the State of
     Pennsylvania.
(14) Also owned by 11 other AIG subsidiaries.
(15) Also owned 25.95 percent by AIG.
(16) Also owned 22.48 percent by American Home Assurance Company.
(17) Also owned ten percent by a subsidiary of American Life Insurance Company.
(18) Also owned 1.7 percent by American International Underwriters Overseas, Ltd. and .48 percent by American Home Assurance Company.
(19) Also owned 20 percent by The Insurance Company of the State of Pennsylvania and ten percent by Birmingham Fire Insurance Company of Pennsylvania.
(20) Also owned 16.85 percent by American Home Assurance Company, 6.34 percent by Commerce and Industry Insurance Company and 6.34 percent by New Hampshire Insurance Company.
(21) 100 percent to be held with other AIG companies.
(22) Also owned 45.88 percent by National Union Fire Insurance Company of Pittsburgh, Pa., 16.95 percent by New Hampshire Insurance Company and
     0.86 percent by The Insurance Company of the State of Pennsylvania.
(23) Also owned 24.97 percent by United Guaranty Residential Insurance Company of North Carolina.

The Registrant is a separate account of American General Life Insurance Company (Depositor).

Item 29. Indemnification

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

American General Life Insurance Company

Except as otherwise required by applicable law:

(a) The company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or on behalf of the company) by reason of the fact that he is or was director, officer, or employee or agent of the company, or is or was serving at the request of the company as director, officer, employee or agent of another company or enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding; provided that he (1) acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company; and, (2) with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, by itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was lawful.

(b) The company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or on behalf of the company to procure a judgement in the company's favor, by reason of the fact that he is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company or enterprise, against expenses (including attorney's fees), judgments and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action, suit or proceeding; provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the company unless and only to the extent that the court in which such action, suit or proceeding was brought or any other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

(c) To the extent that a director, officer, or employee or agent of the company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs (a) and (b) above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under paragraphs (a) and (b) above (unless ordered by a court or made pursuant to a determination by a court as hereinafter provided) shall be made by the company upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances and he has met the applicable standard of conduct set forth in paragraphs (a) and (b). Such determination shall be made (1) by the Board by a majority of a quorum consisting of directors who were not parties to such action, suit or proceeding (disinterested), or (2) by a committee of disinterested directors designated by majority vote of disinterested directors, even though less than a quorum, or
(3) by independent legal counsel in a written opinion, and such legal counsel was selected by a majority vote of a quorum of the disinterested directors, or
(4) by the stockholders. In the absence of a determination that indemnification is proper, the director, officer or employee may apply to the court conducting the proceeding or another court of competent jurisdiction which shall determine whether the director, officer, employee or agent has met the applicable standard of conduct set forth in paragraphs (a) and (b). If the court shall so determine, indemnification shall be made under paragraph (a) or (b) as the case may be.

(e) Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the company in advance of the final disposition of such action, suit or proceeding as authorized by the Board in the manner provided in paragraph (d) upon receipt of a written instrument acceptable to the Board by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the company as authorized in this section.

(f) The indemnification provided by these By-Laws shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit or the heirs, executors and administrators of such a person.

(g) The company shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, or enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the company would have the power to indemnify him against such liability under the provisions of these By-Laws.

Item 30. Principal Underwriters

(a) Other Activity. Registrant's principal underwriter, American General Equity Services Corporation, also acts as principal underwriter for American General Life Insurance Company Separate Account A, American General Life Insurance Company Separate Account D, American General Life Insurance Company Separate Account VA-1 and American General Life Insurance Company Separate Account VA-2, which all offer interests in variable annuities. American General Equity Services Corporation also acts as principal underwriter for American General Life Insurance Company Separate Account VUL and American General Life Insurance Company Separate Account VUL-2, which both offer interests in flexible premium variable life insurance policies. American General Equity Services Corporation also acts as principal underwriter for certain other separate accounts of American General Life Insurance Company affiliates.

(b) Management.

Name and Principal           Positions and Offices with Underwriter
Business Address             American General Equity Services Corporation
---------------------------  -------------------------------------------------
Rodney O. Martin, Jr.        Director and Chairman of the Board of Directors
2929 Allen Parkway
Houston, TX 77019

Name and Principal           Positions and Offices with Underwriter
Business Address             American General Equity Services Corporation
---------------------------  -------------------------------------------------
Mark R. McGuire              Director and Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Ernest T. Patrikis           Director
70 Pine Street
New York, NY 10270

Gary D. Reddick              Director
2929 Allen Parkway
Houston, TX 77019

Royce G. Imhoff, II          President
2929 Allen Parkway
Houston, TX 77019

Robert F. Herbert, Jr.       Vice President
2727-A Allen Parkway
Houston, TX 77019

Deanna D. Osmonson           Vice President, Chief Compliance Officer and
2727 Allen Parkway           Anti-Money Laundering Compliance Officer
Houston, TX 77019

Tammie L. Willy              Vice President, Treasurer and Controller
2727 Allen Parkway
Houston, TX 77019

T. Clay Spires               Tax Officer
2727-A Allen Parkway
Houston, TX 77019

Elizabeth M. Tuck            Secretary
70 Pine Street
New York, NY 10270

Sarah Hosker                 Assistant Secretary
70 Pine Street
New York, NY 10270

Name and Principal           Positions and Offices with Underwriter
Business Address             American General Equity Services Corporation
---------------------------  -------------------------------------------------
Lauren W. Jones              Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

David M. Robinson            Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

John D. Fleming              Assistant Treasurer
2929 Allen Parkway
Houston, TX 77019

Barbara J. Moore             Assistant Tax Officer
2919 Allen Parkway
Houston, TX 77019

(c) Compensation From the Registrant.

                                                  Net         Compensation on
                                             Underwriting  Events Occasioning the
                                             Discounts and     Deduction of a      Brokerage     Other
Name of Principal Underwriter                 Commissions   Deferred Sales Load   Commissions Compensation
-----------------------------                ------------- ---------------------- ----------- ------------
American General Equity Services Corporation       0                 0                 0           0

Item 31. Location of Accounts and Records

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or at American General Life Insurance Company's Administrative Office located at #1 Franklin Square, Springfield, Illinois 62713.

Item 32. Management Services     Not applicable.

Item 33. Fee Representation

American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

Undertakings of the Depositor

During any time there are insurance obligations outstanding and covered by the guarantee issued by American Home Assurance Company ("American Home Guarantee Period"), filed as an exhibit to this Registration Statement (the "American Home Guarantee"), the Depositor hereby undertakes to provide notice to policy owners covered by the American Home Guarantee promptly after the happening of significant events related to the American Home Guarantee.

These significant events include: (i) termination of the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; (ii) a default under the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; or (iii) the insolvency of American Home Assurance Company ("American Home").

Depositor hereby undertakes during the American Home Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements of American Home in the Registration Statement are current and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of American Home regarding such financial statements.

During the American Home Guarantee Period, the Depositor hereby undertakes to include in the prospectus to policy owners, an offer to supply the Statement of Additional Information which shall contain current financial statements of American Home, free of charge upon a policy owner's request.

                              POWERS OF ATTORNEY

   Each person whose signature appears below hereby appoints Robert F. Herbert, Jr., Gary D. Reddick and Kyle L. Jennings and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, American General Life Insurance Company Separate Account VL-R, has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Houston, and State of Texas on the 29th day of March, 2006.

                                    AMERICAN GENERAL LIFE INSURANCE
                                    COMPANY SEPARATE ACCOUNT VL-R
                                    (Registrant)

                                    BY: AMERICAN GENERAL LIFE INSURANCE COMPANY
                                        (On behalf of the Registrant and itself)




                                    BY: ROBERT F. HERBERT, JR.
                                        ----------------------------------------
                                        ROBERT F. HERBERT, JR.
                                        SENIOR VICE PRESIDENT, TREASURER
                                        AND CONTROLLER

                                    AGL - 1

   Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following persons, on behalf of the Registrant and Depositor, in the capacities and on the dates indicated.

Signature               Title                          Date
---------               -----                          ----

RODNEY O. MARTIN, JR.   Director, Chairman,            March 29, 2006
----------------------  President and Chief
RODNEY O. MARTIN, JR.   Executive Officer

                                                       March 29, 2006
MARY JANE FORTIN        Director, Chief Financial
----------------------  Officer and Executive Vice
MARY JANE FORTIN        President

M. BERNARD AIDINOFF     Director                       March 29, 2006
----------------------
M. BERNARD AIDINOFF

DAVID J. DIETZ          Director                       March 29, 2006
----------------------
DAVID J. DIETZ

DAVID L. HERZOG         Director                       March 29, 2006
----------------------
DAVID L. HERZOG

RICHARD A. HOLLAR       Director                       March 29, 2006
----------------------
RICHARD A. HOLLAR

ROYCE G. IMHOFF II      Director                       March 29, 2006
----------------------
ROYCE G. IMHOFF II

                                    AGL - 2

Signature              Title                          Date
---------              -----                          ----

ERNEST T. PATRIKIS     Director                       March 29, 2006
---------------------
ERNEST T. PATRIKIS

GARY D. REDDICK        Director                       March 29, 2006
---------------------
GARY D. REDDICK

CHRISTOPHER J. SWIFT   Director                       March 29, 2006
---------------------
CHRISTOPHER J. SWIFT

JAMES W. WEAKLEY       Director                       March 29, 2006
---------------------
JAMES W. WEAKLEY

                                    AGL - 3

                                                                     333-129552
                                                                      811-08561

                                  SIGNATURES

   American Home Assurance Company has caused this amended Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 29th day of March, 2006.

                                              AMERICAN HOME ASSURANCE COMPANY

                                              BY: ROBERT S. SCHIMEK
                                                  ------------------------------
                                                  ROBERT S. SCHIMEK
                                                  SENIOR VICE PRESIDENT
                                                  AND TREASURER

This amended Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature              Title                          Date
---------              -----                          ----

*M. BERNARD AIDINOFF   Director                       March 29, 2006
---------------------
 M. BERNARD AIDINOFF

*STEVEN J. BENSINGER   Director                       March 29, 2006
---------------------
 STEVEN J. BENSINGER

*JOHN Q. DOYLE         Director and President         March 29, 2006
---------------------
 JOHN Q. DOYLE

*JEFFREY L. HAYMAN     Director                       March 29, 2006
---------------------
 JEFFREY L. HAYMAN

*DAVID L. HERZOG       Director                       March 29, 2006
---------------------
 DAVID L. HERZOG

*ROBERT E. LEWIS       Director                       March 29, 2006
---------------------
 ROBERT E. LEWIS

*KRISTIAN P. MOOR      Director and Chairman          March 29, 2006
---------------------
 KRISTIAN P. MOOR

*WIN J. NEUGER         Director                       March 29, 2006
---------------------
 WIN J. NEUGER

*ERNEST T. PATRIKIS    Director                       March 29, 2006
---------------------
 ERNEST T. PATRIKIS

*ROBERT M. SANDLER     Director                       March 29, 2006
---------------------
 ROBERT M. SANDLER

Signature            Title                          Date
---------            -----                          ----

*ROBERT S. SCHIMEK   Director, Senior Vice          March 29, 2006
-------------------  President and Treasurer
 ROBERT S. SCHIMEK

*NICHOLAS S. TYLER   Director                       March 29, 2006
-------------------
 NICHOLAS S. TYLER

*NICHOLAS C. WALSH   Director                       March 29, 2006
-------------------
 NICHOLAS C. WALSH


* BY: ROBERT S. SCHIMEK
      --------------------------
      ROBERT S. SCHIMEK
      ATTORNEY-IN-FACT
      (Exhibit (r)(1) to the
      Registration Statement)

                                 EXHIBIT INDEX

Item 26. Exhibits

       (d)(1) Specimen form of the "Platinum Investor(R) VIP" Flexible Premium Variable Universal Life Insurance Policy, Policy Form No. 05604.

       (e)(3) Specimen form of Variable Universal Life Insurance Supplemental Application, Form No. AGLC101859-2005.

       (e)(4)      Form of Service Request Form, Form No. AGLC101947.

       (e)(5)      Form of Cash Disbursement Request Form, Form No. AGLC0109
                   Rev0904.

       (e)(6)      Form of Assignment Form, Form No. AGLC0205 Rev0904.

       (e)(7) Form of Electronic Funds Authorization Form, Form No. AGLC0220 Rev0904.

       (e)(8)      Form of Name and Address Change Form, Form No. AGLC0222
                   Rev0904.

       (e)(9)      Form of Change of Ownership Form, Form No. AGLC0113 Rev0705.

       (e)(10)     Form of Cash Surrender Request Form, Form No. AGLC0112
                   Rev0403.

       (e)(11)     Form of Change of Beneficiary Form, Form No. AGLC0108
                   Rev0904.

       (e)(13) Form of Reinstatement or Reduction of Premium Rate Application for Life Insurance Form, Form No. AGLC 100440-2002.

       (e)(14) Form of In-Force Change Application Form, Form No. AGLC 100386-2002.

       (e)(15)     Form of Service Request Form, Form No. AGLC0107 0904.

       (h)(1)(e) Form of Amendment Nine to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated.

       (h)(6)(d) Form of Amendment No. 6 to the Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company.

       (h)(9)(c) Form of Amendment No. 2 to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., dated as of February 1, 2006.

       (h)(10)(c) Form of Amendment No. 5 to Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series.

       (h)(11)(d) Form of Amendment Eleven to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company.

       (h)(15)(b) Form of Amendment No. 1 to Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc.

       (h)(15)(c) Form of Amendment No. 2 to Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc.

       (h)(16)(b) Form of Amendment No. 1 to Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributor LLC.

       (h)(19)(f) Form of Amendment Six to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company.

       (h)(20)(f) Form of Amendment Eleven to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Distributors, Inc.

       (h)(21)(c) Form of Amendment to Participation Agreement by and between Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company.

       (h)(29)(e) Form of Amendment No. 5 to Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, LLC, dated as of January 1, 2005.

       (h)(33)(b) Form of Amendment No. 1 to Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc.

       (h)(33)(c) Form of Amendment No. 2 to Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc.

       (h)(36)(c) Form of Amendment No. 3 to Administrative Services Agreement by and between AIG SunAmerica Asset Management Corp. and American General Life Insurance Company.

       (h)(37)(d) Form of Amendment No. 5 to Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company.

       (h)(41)(b) Form of Amendment No. 1 to Participation Agreement by and Among Pioneer Variable Contracts Trust, American General Life Insurance Company, on its own Behalf and on Behalf of Each of the Segregated Asset Accounts, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc.

       (j)(1) General Guarantee Agreement from American Home Assurance Company on behalf of American General Life Insurance Company.

       (k)(1) Opinion and Consent of Lauren W. Jones, Esq., Deputy General Counsel of American General Life Companies, LLC.

       (k)(2) Opinion and Consent of Sullivan & Cromwell LLP, Counsel to American Home Assurance Company.

       (l)(1) Opinion and Consent of American General Life Insurance Company's actuary.

       (n)(1) Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP.

       (r)(1) Power of Attorney with respect to Registration Statements and Amendments thereto signed by the directors and, where applicable, officers of American Home Assurance Company.